
13002150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 18 2013
WASH, D.C.
193
SECTION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains Deutsche Bank AG's Annual Review 2012 and Financial Report 2012. This Report on Form 6-K is being filed in paper format pursuant to Regulation S-T Rule 101(b)(1). This Report on Form 6-K is not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Exhibits

Exhibit 99.1: Annual Review 2012.

Exhibit 99.2: Financial Report 2012.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2012 Annual Report on Form 20-F, which was filed with the SEC on April 15, 2013, on pages 11 through 25 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of non-GAAP financial measures

This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders	Income (loss) before income tax
Average active equity	Average shareholders' equity
Pre-tax return on average active equity	Pre-tax return on average shareholders' equity
Total assets adjusted	Total assets
Total equity adjusted	Total equity
Leverage ratio (total assets adjusted to total equity adjusted)	Leverage ratio (total assets to total equity)

Additionally, while Deutsche Bank's regulatory risk-weighted assets, capital and ratios thereof are currently calculated for regulatory purposes under the Basel 2.5 capital rules, we also disclose measures of our regulatory risk-weighted assets, capital and ratios thereof under a pro forma full application of the Basel 3 rules, based on our assumptions as to how such rules will be implemented. Because the Basel 3 rules are not yet implemented, such measures are also non-GAAP financial measures.

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS (or Basel 2.5) financial measures to obtain them, please refer to the following portions our 2012 Annual Report on Form 20-F: (i) for the leverage ratio (adjusted), as well as the total assets adjusted and total equity adjusted figures used in its calculation, to "Management Report: Risk Report: Balance Sheet Management" on pages 183 to 184 of the Financial Report and (ii) for the other non-GAAP financial measures listed above, to pages S-16 through S-18 of the Supplemental Financial Information.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: April 17, 2013

By: 
Name: Charlotte Jones
Title: Managing Director

By: 
Name: Mathias Otto
Title: Managing Director and Senior Counsel

Deutsche Bank









Annual Review 2012
Delivering in a changed environment

Passion to Perform

Delivering in a changed environment

Deutsche Bank is in a process of transformation. We regard the challenges facing us as an opportunity for change. We are preparing ourselves for a more complex relationship with the economy and with society, fiercer competition, additional regulation and tighter supervision. We want to win back people's trust in our bank and do our part to improve the image of the financial industry. We are convinced that commercial success and social acceptance do not have to be mutually exclusive.

In this changed environment, we are actively shaping our future. Deutsche Bank aspires to be the leading client-centric global universal bank. That is our vision. In 2012, we reviewed our business model and developed our Strategy 2015+. This signals a new chapter for us.

We will continue to improve advice, service and products for our clients. We will increase our operational efficiency, strengthen our capital base and manage our capital more efficiently. We consistently fulfill regulatory requirements. An ambitious cost-control program has been launched. Our general aim is to continue to reduce our risk profile significantly. We have already made good progress with this.

We discussed our annual topic "Delivering in a changed environment" with our shareholder Alexandra Annecke, Fund Manager, Union Investment, Frankfurt am Main (pages 16/17); our clients Hans-Peter Rupprecht, Corporate Treasurer, Siemens AG, Munich (pages 32/33); Ann Marie Petach, Senior Managing Director, Client Solutions, BlackRock, New York (page 40); Satoshi Arai, Senior Managing Director of Retail Strategy and Services, Nomura Securities, Tokyo (page 48) and Helga Lesegeld, Business Client, Frankfurt am Main (page 51); our colleague Li Sar Oon, Deutsche Bank AG, Asia Pacific Head Office, Singapore (pages 62/63); and Admassu Tadesse, CEO of PTA Bank, Bujumbura, Burundi (pages 68/69).

Deutsche Bank

The Group at a glance	2012	2011
Share price at period end	€32.95	€29.44
Share price high	€39.51	€48.70
Share price low	€22.11	€20.79
Basic earnings per share	€0.25	€4.45
Diluted earnings per share	€0.25	€4.30
Average shares outstanding, in m., basic	934	928
Average shares outstanding, in m., diluted	960	957
Return on average shareholders' equity (post-tax)	0.4%	8.2%
Pre-tax return on average shareholders' equity	1.3%	10.2%
Pre-tax return on average active equity[1]	1.3%	10.3%
Book value per basic share outstanding	€57.37	58.11€
Cost/income ratio	92.6%	78.2%
Compensation ratio	40.1%	39.5%
Noncompensation ratio	52.5%	38.7%

in € m.	2012	2011
Total net revenues	33,741	33,228
Provision for credit losses	1,721	1,839
Total noninterest expenses	31,236	25,999
Income before income taxes	784	5,390
Net income	291	4,326

in € bn.	Dec 31, 2012	Dec 31, 2011
Total assets	2,012	2,164
Shareholders' equity	54.0	53.4
Core Tier 1 capital ratio	11.4%	9.5%
Tier 1 capital ratio	15.1%	12.9%

Number	Dec 31, 2012	Dec 31, 2011
Branches	2,984	3,078
thereof in Germany	1,944	2,039
Employees (full-time equivalent)	98,219	100,996
thereof in Germany	46,308	47,323

Long-term rating	Dec 31, 2012	Dec 31, 2011
Moody's Investors Service	A2	Aa3
Standard & Poor's	A+	A+
Fitch Ratings	A+	A+

[1] We calculate this adjusted measure of our return on average shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Pre-tax return on average active equity". However, this is not a measure of performance under IFRS and you should not compare our ratio based on average active equity to other companies' ratios without considering the differences in the calculation of the ratio. The items for which we adjust the average shareholders' equity of €55.6 billion for 2012 and €50.5 billion for 2011 are average accumulated other comprehensive income excluding foreign currency translation (all components net of applicable taxes) of €(197) million for 2012 and €(519) million for 2011, as well as average dividends of €670 million in 2012 and €617 million in 2011, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate).

The Deutsche Bank Share

Useful information on the Deutsche Bank share

2012	
Change in total return[1]	15.03%
Share in equities trading (Xetra)[1]	5.10%
Average daily trading volume[2]	7.6 million shares
Share price high	€39.50
Share price low	€22.51
Dividend per share (proposed for 2012)	€0.75

As of December 31, 2012	
Issued shares	929,499,640
Outstanding shares	929,183,898
Share capital	€2,379,519,078.40
Market capitalization	€30.63 billion
Share price[3]	€32.95
Weighting in the DAX	4.61%
Weighting in the Euro STOXX 50	1.95%

Securities identification codes			
Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Share price based on Xetra
[2] Order book statistics (Xetra)
[3] Xetra – closing price

Contents



Jürgen Fitschen and Anshu Jain
Co-Chairmen of the Management Board

Dear Shareholders,

2012 was a very important year for Deutsche Bank. During this year, we developed a strategy to position Deutsche Bank as a long-term winner in the post-crisis era. As we mobilized this strategy, we took some tough but determined decisions in order to set Deutsche Bank on the right course for the future. Some of these decisions had a substantial impact on our financial performance for 2012.

Our first priority, on assuming our responsibilities in June, was to develop a strategy for a changed environment. After intense consultation with all our stakeholder groups, our "Strategy 2015+" was positively received when launched in September. This strategy recognizes that we operate in an environment of tighter regulation, higher public scrutiny, more rigorous capital requirements, pressure on margins and business volumes, and historically low interest rates.

Strategy 2015+ identifies five critical levers of delivery: capital, costs, competencies in our core businesses, clients, and culture. In 2012 we made significant progress on all these dimensions and laid solid foundations for further momentum in 2013.

Strengthening our capital base is paramount in the more demanding Basel 3 capital framework. During 2012, we succeeded in raising our Basel 3 pro-forma core Tier 1 capital ratio from below 6% to 7.8% – the fastest rate of organic capital formation of any of our major peers and well ahead of our published year-end target of 7.2%. This success was driven in good measure by a substantial reduction in total capital demand. Since June, we have reduced pro-forma Basel 3 risk-weighted asset equivalents by €80 billion, primarily by selling or hedging assets, but also by improving our risk models and processes in consultation with our regulators. Of this, our newly-formed Non-Core Operations Unit (NCOU) contributed €29 billion. Taken together, our capital strategy created the equivalent of a capital increase of over €7 billion, by organic means. This success enables us to raise our capital targets for the first quarter 2013: we have raised our target Basel 3 core Tier 1 capital ratio to 8.5%, up from 8%, and our capital demand reduction target, in pro-forma Basel 3 risk-weighted asset equivalents, from €90 billion to €100 billion plus.

Cost efficiency is also central to our strategy. Our Operational Excellence Program aims to save €4.5 billion in operating expenses by the end of 2015. To achieve this we will invest €4 billion over the next three years. Excellence in infrastructure is very important to us. We aim to build first-class infrastructure functions, working as equal partners with our business divisions, eliminating duplication and unnecessary complexity to reach the highest levels of efficiency. By the end of 2012 we achieved savings of some €400 million, with investments of some €500 million, both in line with original targets.

Our core businesses also made significant progress. Private & Business Clients (PBC) successfully met the combined challenges of near-zero interest rates, difficult economic conditions in peripheral Eurozone markets, and the large and complex task of Postbank integration. PBC delivered robust underlying profitability, gained market share in the lending business in Germany, and our international business was very resilient.

Underlying profitability in Corporate Banking & Securities (CB&S) was very robust – reflecting, in part, the resilience of our world-leading franchise. We were global No. 1 in fixed income for a remarkable third year running, gained market share in equities and delivered record market shares in Corporate Finance, which maintained its world top-5 position. CB&S delivered this success despite significant challenges in 2012: pressure on both margins and business volumes; volatility and uncertainties in the Eurozone; tightening regulation, and internal reconfiguration.

Asset & Wealth Management (AWM) faced substantial organizational challenges: a complex "five-way" business integration and sustained money outflows in Asset Management in the wake of the strategic review conducted in 2011 and early 2012. The new, integrated management team laid the foundations for future improvements in performance, with the introduction of an integrated Global Client Group and a unified investment platform. Greater efficiencies are well underway, and headcount has been reduced by some 10% since June; but we fully recognize the time required to realize the full financial benefits from the ongoing work.

Global Transaction Banking (GTB) turned in a strong performance in its core business. The business has responded to an environment of very low interest rates by growing fee income over 30% since 2007. Year-on-year revenue growth was particularly strong in the U.S. and Asian markets. GTB's financial performance was nevertheless impacted by costs related to turnaround measures in its commercial banking platform in the Netherlands, which are proceeding on schedule.

Group net income for the year was €0.3 billion, after pre-tax profits of €0.8 billion. This result reflected some decisions we took on specific and in some cases historic issues as we set the long-term strategic course for Deutsche Bank. The NCOU reported a pre-tax loss of €2.9 billion, but the reductions it achieved in capital consumption meant that overall, the new unit contributed capital formation of some €2 billion. Also in the Core Bank, we recognized impairments on goodwill and other intangible assets, predominantly related to historic acquisitions, of €1.5 billion and took charges related to significant litigation items of €1.4 billion. Adjusting for these items, profitability in the Core Bank was €6.5 billion even after absorbing an additional €1.4 billion of specific charges. The solid underlying performance of the core bank reflects the dedication, focus and hard work of Deutsche Bank's staff, and we are very grateful for their efforts in 2012.

We believe we serve shareholders best by putting clients first, and we demonstrated that commitment in 2012. We helped 300,000 private clients move into a new home. We helped 60,000 small businesses start up or develop. We helped 180 corporate and institutional clients gain access to the capital markets for the first time. We provided €56 billion of international trade finance, and we helped 8,000 corporations and institutions mitigate currency risks. For clients in Germany, we committed to €10 billion of new loan volume by 2015. Just recently, we announced our commitment to place our German branch network at the service our "Mittelstand" clients, which will anchor and improve our services to that very important sector.

Placing Deutsche Bank at the forefront of cultural change is a key element of Strategy 2015+. During 2012, we continued to strengthen our control environment, tightening our systems and processes and enhancing our monitoring capabilities. We appointed an independent compensation review panel, composed of distinguished leaders from industry, finance and the public sector, whose recommendations influenced the 2012 compensation process. We also aligned our performance standards around cultural priorities, ensuring that we motivate and reward our employees not only for what they achieve, but how they achieve it. Under our personal direction, members of the Management Board and the Group Executive Committee are leading initiatives to reinforce absolute integrity in our client dealings, operational discipline and teamwork across functional boundaries. We are under no illusions: deep cultural change will take a number of years. The resolution of issues from past years, which impacted our reputation in 2012, will persist into 2013. However, we are totally committed to this process.

Looking ahead into 2013, we see signs of stabilization after the turbulence of 2011 and early 2012. In the Eurozone, strong leadership by Germany and the European Central Bank's determination to support the single currency has contributed important stability. In the U.S., private debt is coming down and both the housing and labor markets are strengthening. Political uncertainties still exist: a decisive solution to the U.S. debt ceiling is still outstanding, while the recent elections in Italy and the situation in Cyprus are a reminder of political uncertainties in Europe; nonetheless, for both financial markets and for our clients, prospects of greater stability in the global economy are encouraging.

In the past five years, the financial industry has seen significant changes to regulation. Much of this has been both necessary and helpful – Basel 3, in particular, has contributed positively to a more robust financial system. Nonetheless, we remain concerned that regulation which challenges the universal banking model, or which distorts the global regulatory "level playing field" in a way that disadvantages European banks, may have unintended and harmful consequences for our clients and for Europe's competitiveness and growth prospects as the global economy recovers.

We aspire to be the world's leading client-centric global universal bank. We are convinced that this model serves our clients most effectively, offering them an integrated range of products and services wherever in the world they need us. In Germany, notably in the very important "Mittelstand" segment, Deutsche Bank's combination of global reach and intensive local presence offers unique advantages for our clients. This well-diversified business model also enables us to support the all-important supply of credit to the economy at reasonable cost. We remain convinced that the universal banking model, competing on equal terms with our peers from other regions of the world, is in the interests of our clients, the financial system and Europe's economy.

Strategy 2015+ aims to position Deutsche Bank as a winner in a changed environment. Developments over the past year reinforce our conviction that this strategy is the right course, and we will continue to devote ourselves to the interests of our clients, shareholders, employees and the wider society in which we operate.

We thank you for your support.

Your sincerely,





Jürgen Fitschen
Co-Chairman of the Management Board

Anshu Jain
Co-Chairman of the Management Board

Frankfurt am Main, April 2013

Group Executive Committee



1 2 3 4 5 6 7 8 9

1 **Jacques Brand,** *1960
Chief Executive Officer
of North America.

2 **Alan Cloete,** *1962
Co-Chief Executive Officer
of Asia Pacific.

3 **Gunit Chadha,** *1961
Co-Chief Executive Officer
of Asia Pacific.

4 **Colin Grassie,** *1961
Chief Executive Officer of the UK.

5 **Stuart Lewis,** *1965
Management Board member
since 2012.
Chief Risk Officer.

6 **Rainer Neske,** *1964
Management Board member
since 2009.
Head of Private & Business Clients.

7 **Robert Rankin,** *1963
Co-Head of Corporate Banking &
Securities and Head of Corporate Finance.

8 **Colin Fan,** *1973
Co-Head of Corporate Banking &
Securities and Head of Markets.

9 **Stefan Krause,** *1962
Management Board member since 2008.
Chief Financial Officer.


10
11
12
13
14
15
16
17
18

10 **Jürgen Fitschen**, *1948
Management Board member since 2009.
Co-Chairman of the Management Board and the Group Executive Committee.

11 **Anshuman Jain**, *1963
Management Board member since 2009.
Co-Chairman of the Management Board and the Group Executive Committee.

12 **Michele Faissola**, *1968
Head of Asset & Wealth Management.

13 **Werner Steinmüller**, *1954
Head of Global Transaction Banking.

14 **Christian Ricken**, *1966
Chief Operating Officer of Private & Business Clients.

15 **Stephan Leithner**, *1966
Management Board member since 2012.
Chief Executive Officer Europe (except Germany and UK), Human Resources, Legal & Compliance, Government & Regulatory Affairs.

16 **Henry Ritchotte**, *1963
Management Board member since 2012.
Chief Operating Officer.

17 **Richard Walker**, *1950
General Counsel.

18 **David Folkerts-Landau**, *1949
Head of Research.

5–6–9–10–11–15–16
Members of the Management Board of Deutsche Bank AG.



The Supervisory Board from left to right:
Werner Wenning, Stefan Viertel, Dr. Karl-Gerhard Eick, Renate Voigt, Tilman Todenhöfer, Suzanne Labarge, Dr. Johannes Teyssen, Alfred Herling, Gabriele Platscher, Karin Ruck, Katherine Garrett-Cox, Wolfgang Böhr, Dr. Paul Achleitner, Henriette Mark, Martina Klee, Marlehn Thieme, Prof. Dr. Henning Kagermann, Rudolf Stockem, Prof. Dr. Klaus Rüdiger Trützschler, Peter Löscher

Dear Shareholders,

Everything starts with trust. A year ago, you expressed your trust in us. You voted to endorse and re-elect this Supervisory Board with an emphatic majority – more than 97% on average. We took this trust – your trust – as the basis of everything we do, even if, as in previous years, a few individuals have chosen to raise legal objections to your decisions.

With trust comes obligation. We are bound by our obligations to you, the owners of Deutsche Bank AG. In your name, we oversee the dealings of the Management Board and advise it on decisive issues. In the past year, this involved 28 meetings of the Supervisory Board and its committees, together with a strategy workshop. Every meeting was fully attended by all members, with the exception of one apology for absence on one occasion. The Supervision Board Chairman and the Management Board maintained a constant dialogue on important issues and upcoming decisions.

In the past year we have made changes, in particular personnel changes in our management structure, which reflected adjustments we made to our business model. In September 2012 the Bank presented its strategic and financial aspirations through 2015 and beyond, under the leadership of Messrs. Jürgen Fitschen and Anshu Jain, co-Chairmen of the Management Board and the Group Executive Committee. Strategy 2015+ affirms our commitment to a client centric, global universal banking business model which values our German roots and remains dedicated to our global presence. Our core objectives are to continue to reduce risks, to grow our capital base by organic means and to achieve operational excellence. We have also committed to placing Deutsche Bank at the forefront of cultural change. Adjusting our compensation models is only a part of this effort, albeit an important one.

We commit to dealing fully and comprehensively with legal issues. We have focused intensely on these during the past year – including the investigations concerning interbank offered rates, U.S. embargo legislation (for example regarding Iran), trading in carbon emission certificates, the Kirch case and other legal matters. These have a significant impact on the Bank – above all, on our reputation. Rest assured that we, with significant support from outside legal counsel, are doing all we can to gain full transparency on these cases and prevent such things from happening again. For the sake of complete clarity, it goes without saying that the Supervisory Board has been constantly monitoring the Bank's commercial and financial performance in addition to these legal issues. We also devoted significant attention to regulatory topics, focusing in particular on proposals which challenge the universal banking model and the implementation of Basel III in Europe. We remained in constant contact with our most important regulators both in Germany and abroad.

We take our responsibilities very seriously, not only towards our owners, but also toward Deutsche Bank's staff. We thank them most sincerely for their loyalty during the tough times we have passed through and which, in some measure, still remain ahead of us. On the one hand, a fast-changing competitive environment demands a high degree of flexibility from our staff; on the other, our Bank's reputation has suffered. The public perception of Deutsche Bankers has come in for criticism – unjustly so, in our opinion. There has been much public discussion about the steps we needed to take regarding the conduct of some individuals and of the role of the institution. The sheer volume of media reporting gave the corrosive impression that banks had not learnt from their mistakes. For Deutsche Bank at least, that is untrue. The Supervisory Board will do everything in its power to lay firm foundations for Deutsche Bank as a world-leading client-centric universal bank based on a culture of social acceptability and sustainability. That is what our responsibilities toward society, and toward the wider economy, demand of us. Everyone gains from a successful Deutsche Bank acting within a stable and efficient financial system. The notions of client-centricity or cultural change may seem contrived, and may give rise to cynicism in some quarters; but there is no escaping the fundamental fact that any business – including the banking and capital markets business –

is based on creating value for the customer. Deutsche Bank's executive leadership has committed itself to this principle, and we will constantly remind them of that commitment. We will contribute actively and constructively to the political debate about ways to stabilise the financial system; we will offer concrete proposals on the regulatory environment and we will highlight the unintended consequences of regulatory or legislative proposals.

And here, we remember the debt of gratitude we have – to our investors and clients for the trust they place in us, and to our staff for their commitment and contribution. Special mention goes to those who left Deutsche Bank's service during the past year, in some cases after many years. In particular, we thank our former Management Board members Josef Ackermann, Hugo Banziger and Hermann Lamberti, and former Supervisory Board members Dr. Börsig, Messrs. Herzberg and Lévy, and Dr. Siegert.

Finally, let us keep in mind the proud tradition of our Bank, which has come through many challenging and turbulent times during its 142-year history. As is well-known, Alfred Herrhausen once said: "We must say what we think, do what we say, and be what we do." It is less well-known that he also observed: "A company which is evolving needs something of a small cultural revolution every fifteen or twenty years." Both those statements remain true today.

You will find the usual, more detailed report of the Supervisory Board on pages 416 to 422 of our 2012 Financial Report.

On behalf of the Supervisory Board,





Dr. Paul Achleitner
Chairman

Karin Ruck
Deputy Chairperson

Frankfurt am Main, April 2013

Supervisory Board

Dr. Paul Achleitner
Chairman,
since May 31, 2012,
Munich

Dr. Clemens Börsig
Chairman,
until May 31, 2012,
Frankfurt am Main

Karin Ruck*
Deputy Chairperson
Deutsche Bank AG,
Bad Soden am Taunus

Wolfgang Böhr*
Deutsche Bank AG,
Dusseldorf

Dr. Karl-Gerhard Eick
KGE Asset Management Consulting Ltd.,
London

Katherine Garrett-Cox
Chief Executive Officer of Alliance Trust Plc,
Brechin, Angus

Alfred Herling*
Deutsche Bank AG,
Wuppertal

Gerd Herzberg*
until May 31, 2012,
Hamburg

Prof. Dr. Henning Kagermann
President of acatech – German Academy
of Science and Engineering,
Königs Wusterhausen

Martina Klee*
Deutsche Bank AG,
Frankfurt am Main

Suzanne Labarge
Toronto

Maurice Lévy
until May 31, 2012,
Chairman and Chief Executive Officer
of Publicis Groupe S.A.,
Paris

Peter Löscher
since May 31, 2012,
Chairman of the Management
Board of Siemens AG,
Munich

Henriette Mark*
Deutsche Bank AG,
Munich

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Dr. Theo Siegert
until May 31, 2012,
Managing Partner of
de Haen Carstanjen & Söhne,
Dusseldorf

Rudolf Stockem*
since June 1, 2012,
Trade Union Secretary of ver.di –
Vereinte Dienstleistungsgesellschaft,
Aachen

Dr. Johannes Teyssen
Chairman of the
Management Board of E.ON SE,
Dusseldorf

Marlehn Thieme*
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of Robert Bosch
Industrietreuhand KG,
Madrid

Prof. Dr. Klaus Rüdiger Trützschler
since May 31, 2012,
Essen

Stefan Viertel*
Deutsche Bank AG,
Bad Soden am Taunus

Renate Voigt*
Deutsche Bank AG,
Stuttgart

Werner Wenning
Chairman of the
Supervisory Board of E.ON SE,
Chairman of the Supervisory
Board of Bayer AG since October 1, 2012,
Leverkusen

* Elected by the employees in Germany; Renate Voigt appointed by the court as employee representative.

Committees

Chairman's Committee
- Dr. Paul Achleitner
  since May 31, 2012,
  Chairman
- Dr. Clemens Börsig
  until May 31, 2012,
  Chairman
- Alfred Herling*
- Karin Ruck*
- Tilman Todenhöfer

Mediation Committee
- Dr. Paul Achleitner
  since May 31, 2012,
  Chairman
- Dr. Clemens Börsig
  until May 31, 2012,
  Chairman
- Wolfgang Böhr*
- Karin Ruck*
- Tilman Todenhöfer

Audit Committee
- Dr. Karl-Gerhard Eick
  Chairman
- Dr. Paul Achleitner
  since May 31, 2012
- Dr. Clemens Börsig
  until May 31, 2012
- Henriette Mark*
- Karin Ruck*
- Dr. Theo Siegert
  until May 31, 2012
- Marlehn Thieme*
- Prof. Dr. Klaus Rüdiger Trützschler
  since May 31, 2012

Risk Committee
- Dr. Paul Achleitner
  since May 31, 2012,
  Chairman
- Dr. Clemens Börsig
  until May 31, 2012,
  Chairman
- Prof. Dr. Henning Kagermann
- Suzanne Labarge
- Dr. Theo Siegert
  until May 31, 2012,
  substitute member

Nomination Committee
- Dr. Paul Achleitner
  since May 31, 2012,
  Chairman
- Dr. Clemens Börsig
  until May 31, 2012,
  Chairman
- Tilman Todenhöfer
- Werner Wenning

* Elected by the employees in Germany.



Delivering in a changed environment

Deutsche Bank has strong market positions and attractive businesses. Strategy 2015+ aims to strengthen capital and earnings and successfully drive forward change for a new corporate culture. On balance, we feel optimistic about the direction taken and the initial results. Now it is a matter of "staying the course".

Alexandra Annecke,
Fund Manager, Union Investment,
Frankfurt am Main



The video statement by Alexandra Annecke is available at www.db.com/12/shareholders

01 –

Deutsche Bank Group

Corporate Profile and Overview
A universal bank with a new strategy

Deutsche Bank is a leading global universal bank. Its businesses encompass a wide range of products and services in investment, corporate and retail banking as well as in asset and wealth management. The Group operates in all regions of the world. We are the leader in our German home market and enjoy an outstanding position in Europe. We also have a strong competitive position in North America as well as in key emerging markets, particularly in Asia. The Group is backed by strong capital and liquidity positions.

Management structure

2012 was marked by changes in the bank's senior management. With effect from June 1, 2012, Jürgen Fitschen and Anshu Jain were appointed Co-Chairmen of the Management Board and the Group Executive Committee (GEC).

The prime responsibilities of the Management Board of Deutsche Bank AG include the Group's strategic management, resource allocation, financial accounting and reporting, risk management and corporate control. The Management Board is supported in the performance of its leadership and oversight duties by central infrastructure units and other service departments, as well as functional and regional committees chaired by its members.

The GEC comprises the members of the Management Board and senior representatives from the regions, corporate divisions and certain infrastructure functions.

The GEC serves as a tool to coordinate the businesses and regions. It has, as its prime tasks and responsibilities, the provision of ongoing information to the Management Board on business developments and particular transactions, the regular review of business segments, consultation with and the furnishing of advice to the Management Board on strategic decisions and the preparation of decisions to be made by the Management Board.

Management structure


Management Board
Group Executive Committee
Management Board
Business Heads/Regional Heads/Infrastructure Heads
Corporate Banking & Securities
Global Transaction Banking
Asset & Wealth Management
Private & Business Clients
Non-Core Operations Unit
Functional Committees
Regional Committees

Corporate Divisions
Deutsche Bank comprises five corporate divisions: Corporate Banking & Securities (CB&S), Global Transaction Banking (GTB), Asset & Wealth Management (AWM), Private & Business Clients (PBC) and the Non-Core Operations Unit (NCOU).

Corporate Banking & Securities
CB&S consists of the Markets and Corporate Finance Business Divisions. The Markets Business Division combines the sales, trading and structuring of a wide range of financial market products, including bonds, equities and equity-linked products, exchange-traded and over-the-counter derivatives, foreign exchange, money market instruments, securitized instruments and commodities.

Corporate Finance is responsible for mergers and acquisitions, including advisory, debt and equity issuance, as well as capital markets coverage of large and medium-sized corporations. Regional and industry-focused teams ensure the delivery of the entire range of financial products and services.

Global Transaction Banking
GTB serves corporate clients and financial institutions across the globe. Its products and services include domestic and cross-border payments, risk mitigation and international trade finance. GTB also provides trust, agency, depositary, custody and related services.

Asset & Wealth Management
In 2012, Deutsche Bank recalibrated its Asset & Wealth Management (AWM) Corporate Division. AWM comprises the former Asset Management (AM) and Private Wealth Management (PWM) Business Divisions as well as the former passive fund management and third-party alternative assets business activities, which were transferred from CB&S to AWM at the end of 2012.

Offering a wide range of traditional and alternative investment products, AWM helps private and institutional investors to secure and increase their wealth. AWM also offers tailored wealth management products and services to ultra high net worth individuals and families.

Private & Business Clients
The Private & Business Clients (PBC) Corporate Division provides a broad range of banking services to private individuals, self-employed clients as well as small and medium-sized businesses. These services include current accounts, deposits, loans, investment management and pension products.

Outside of Germany, PBC has longstanding operations in Italy, Spain, Belgium and Portugal and has also been active in Poland, China and India for several years.

Non-Core Operations Unit
The Non-Core Operations Unit (NCOU) was established in the fourth quarter of 2012. It bundles assets and liabilities not related to Deutsche Bank's core strategy with a view to accelerating the de-risking process. This will be achieved by coordinating the disposal of these assets across the bank. This will allow management to focus on strategic operations and, at the same time, also increases the transparency of external reporting.

Central infrastructure

The central infrastructure departments support the Management Board in performing its executive duties through their strategy, risk management and control functions. Most of the processes required for this are globally integrated into the business divisions, where our banking operations are located, but have their own independent reporting lines. This mode of operating is a key element of our organizational and leadership culture that has proven to be successful over many years.

The central infrastructure area comprises the corporate center departments Finance, Legal & Compliance, Audit, Tax, Risk, Investor Relations, Treasury, Communications & Corporate Social Responsibility, Human Resources, Group Strategy, Corporate Insurance and DB Research.

Our Strategy 2015+

In September 2012, we presented Strategy 2015+ to set out how we plan to address near-term challenges in a changed business environment. It also positions us to seize opportunities presented by longer-term megatrends and achieve our vision to become the leading client-centric global universal bank.

With Strategy 2015+, Deutsche Bank is reinforcing its commitment to the universal banking model, to its home market of Germany and to its global positioning. The strategy emphasizes the need for organic growth of our capital base, the further reduction in risk and higher operating performance. Deutsche Bank aims to be at the forefront of cultural change in the financial services sector.

Five levers are key to Deutsche Bank delivering Strategy 2015+:

Clients. Deutsche Bank serves clearly defined client groups. We base this focus on our ability to generate value for these groups. Strategy 2015+ places a strategic emphasis on our home market, Germany, as well as growth in the prospering Asia Pacific region and the Americas.

Competencies. Strategy 2015+ builds on the strength of our businesses. We aim to further develop our four corporate divisions in which we operate our core businesses with a view to meeting increasingly complex customer needs while remaining profitable. Through closer collaboration across the corporate divisions and with the central infrastructure departments, we intend to generate substantial synergies.

Capital. Deutsche Bank is committed to further strengthening its capital ratios. To achieve this, the bank is promoting organic capital growth and the reduction of risk-weighted assets. In line with Basel 3 regulations, we expect to achieve a core Tier 1 ratio of more than 10% by the end of the first quarter of 2015. The Non-Core Operations Unit will play a key role in accelerating the process of reducing risk-weighted assets from non-core activities.

Costs. We aim to improve our operating performance with a view to securing our long-term competitiveness. Within the framework of our Operational Excellence Program, we will achieve significant reductions in costs, duplication and organizational complexity in the years ahead. We expect to incur implementation costs (cost-to-achieve) of approximately €4 billion to achieve savings of €4.5 billion a year from 2015 onwards. Nearly 40% of the planned savings relate to the bank's infrastructure, including IT, rationalizing regional back office activities and centralizing procurement. We also plan to streamline our real estate portfolio.

Culture. The bank recognizes the need for profound cultural change. Changing compensation practices is one important way of bringing about behavioral change for the benefit of all stakeholders. Incentive systems should be linked to sustainable performance. Client relationships are at the center of all our initiatives.

With Strategy 2015+, we aim to position Deutsche Bank as a winner in a changed market environment. Ultimately, our new strategy is geared towards establishing Deutsche Bank as the leading client-centric global universal bank.

Global presence


London
Frankfurt am Main
New York
Dubai
Hong Kong
Singapore
São Paulo

● Major regional hub
• Capital of country in which we are represented

Corporate Governance
High standards in corporate governance

Effective corporate governance in accordance with high international standards is very important to us. The essential framework for this is provided, first and foremost, by the German Stock Corporation Act and the German Corporate Governance Code. As our share is also listed on the New York Stock Exchange, we are also subject to the relevant U.S. capital market laws as well as the rules of the Securities and Exchange Commission (SEC) and New York Stock Exchange.

Our system of corporate governance provides the basis for the responsible management and control of Deutsche Bank, with a focus on sustainable value creation. It has four key elements: good relations with shareholders, effective cooperation between the Management Board and Supervisory Board, a performance-based compensation system with a sustainable and long-term focus, as well as transparent and timely reporting.

Shareholders

As required by law, our shareholders participate in decisions of material importance to the bank, including amendments to the Articles of Association, the appropriation of profit, the authorization to issue new shares and important structural changes. Deutsche Bank has only one class of share, with each share carrying one voting right. To make it easier for our shareholders to exercise their voting rights, we offer absentee voting and support the use of electronic media for the Annual General Meeting. For example, shareholders can issue authorizations and voting instructions to Deutsche Bank's proxies through the internet.

Management Board

The Management Board is responsible for managing the company and exercises control over Deutsche Bank Group companies. It ensures compliance with all provisions of law and company internal policies. In appointing people to management functions in the company, the Management Board takes diversity into account. The members of the Management Board, together with senior representatives from the regions and corporate divisions as well as certain infrastructure functions, form the Group Executive Committee (GEC). This committee serves to coordinate our businesses and regions.

Supervisory Board

The Supervisory Board oversees and advises the Management Board in its management of the business. Major decisions affecting the bank require Supervisory Board approval. It specifies the information and reporting duties of the Management Board, appoints the members of the Management Board and draws up long-term plans for their succession together with the Management Board. The Supervisory Board reviews the efficiency of its work on a regular basis. In addition to the Mediation Committee required by law, the Supervisory Board has established a Chairman's Committee, Audit Committee, Risk Committee and Nomination Committee.

To carry out its tasks, the Supervisory Board takes care to ensure that it has a balanced composition and that together its members possess the required knowledge, ability and expertise. Furthermore, the Supervisory Board respects diversity in the company, in particular when appointing members to the Management Board and making proposals for the election of the Supervisory Board. In light of Deutsche Bank's international activities, the Supervisory Board has an appropriate number of members with long-term international experience. The Supervisory Board also has a sufficient number of independent members.

Compensation

Key criteria for the structure of our Management Board members' compensation are its appropriateness and focus on sustainable development, linked to the objective of preventing any negative incentives. Factors for determining the level of variable compensation include not only the bank's overall results, but also risk aspects of the business, the relevant organizational unit's contribution to performance as well as the personal contribution to performance. Performance-related variable compensation components are determined using a multiple-year assessment primarily based on the achievement of a return on equity target and on the bank's total shareholder return compared to the corresponding average figure for a selected peer group. The variable compensation is mainly granted on a deferred basis and is subject to certain forfeiture conditions. At least 50% of the total variable compensation is equity-based and thus linked to the long-term development in Deutsche Bank's results.

The Supervisory Board members' compensation comprises fixed and variable components. In accordance with the Articles of Association, a variable compensation component is paid if specified targets related to the dividend and the three-year average earnings per share are reached. The chair and the deputy chair of the Supervisory Board as well as the chair and members of the Supervisory Board committees, with the exception of the Nomination Committee, receive additional compensation.

The individual compensation of the members of the Management Board and the Supervisory Board as well as the structure of our compensation system are published in the Compensation Report. Please refer to the Financial Report 2012, page 195 ff.

Financial reporting

Shareholders and the public are regularly kept up to date through the Annual Report, including the Consolidated Financial Statements, as well as the Interim Reports. The reporting of Deutsche Bank Group is in accordance with International Financial Reporting Standards (IFRS). This provides for a high degree of transparency in financial reporting and facilitates comparability with our international peers.

Declaration of Conformity

On October 30, 2012, the Management Board and Supervisory Board published the annual Declaration of Conformity pursuant to section 161 of the German Stock Corporation Act. This states that Deutsche Bank AG acts in conformity with the recommendations of the German Corporate Governance Code in the version dated May 15, 2012, although one exception is specified as a precautionary measure regarding No. 5.5.3 sentence 1, which addresses the disclosure of conflicts of interest in the report of the Supervisory Board to the General Meeting.

Our detailed Corporate Governance Report, along with the Corporate Governance Statement for 2012 and other documents on our corporate governance, such as the terms of reference for the Management Board, the Supervisory Board and its committees, are available on the internet at www.deutsche-bank.de/corporate-governance.

We continuously check our system of corporate governance in light of new events, statutory requirements and domestic and international standards, and make the appropriate adjustments.

Culture
Cultural change

As a result of the 100-day strategy review following the change in Deutsche Bank's senior management, we recognized the need for a profound cultural transformation. Our cultural change initiative takes into account insights gained from our dialogue with all of our stakeholders and from an employee survey, which gathered feedback from more than half of our global workforce.

The Management Board has formulated its cultural aspiration as follows: "We commit to a culture that aligns risks and rewards, attracts and develops talented individuals, fosters teamwork and partnership, and is sensitive to the society in which we operate."

GEC members have direct lead roles in driving forward the ongoing work on cultural change, which reflects the great value we attach to changing our culture.

Integrity, operational discipline, teamwork

Three specific areas of focus are at the heart of our cultural change: absolute integrity in our dealings with clients, operational discipline and collaborating across functions. By instilling these values in all areas of the bank, we are creating a true "one-bank" culture.

The bank intends to ensure that its business practices and its code of conduct correspond to the highest ethical standards. We have continuously been strengthening our control environment for many years.

Our staff members have a key role to play in this cultural change, and their conduct must align with Deutsche Bank's values. In 2012, we established a set of new principles for evaluating performance, for training and Staff development and for improving our feedback culture. Now, we are examining not just the achievement of set targets, but also how they are achieved.

Independent panel on compensation

As a core element of the wider cultural change initiative, the bank invited distinguished leaders from business and politics to advise the bank on the review of its compensation structures and practices. The panel's objectives include benchmarking the bank's compensation systems against best practices in the financial services industry and against current and expected regulatory requirements. The compensation panel is also intended to assist the bank in formulating core principles and minimum standards for future compensation structures and practices and in defining appropriate levels of transparency and disclosure. The panel's recommendations already played a part in the compensation practices for 2012. The panel presented their final report to the Management Board and the Supervisory Board in March 2013.

Long-term commitment

We aim to be at the forefront of shaping the cultural change required in the financial sector and thus intend to regain lost trust. The Group Executive Committee therefore decided that the cultural priorities we identified will also be included in the objectives for our employees for 2013. Cultural change will be an integral element of the staff development, motivation and compensation programs we will be offering our employees in 2013 and beyond.

In the Interests of our Partners
Committed to making a difference for shareholders, clients, staff and society

01–1
Our partners

- Shareholders
- Clients
- Staff
- Society

In 2012 we launched Strategy 2015+ with a clear objective: to position Deutsche Bank as a long-term winner in a changed environment. We aspire to be the leading global universal bank. Our strategy is clearly focused on our clients – they are at the center of what we do. Other key levers of our strategy are cost control through operational excellence, and capital strength through disciplined deployment. A strong and stable financial sector is in the interests of the real economy and provides an important contribution to the prosperity of society as a whole. Our objectives are to link performance more closely to responsibility and to ensure that our thinking and actions contribute to delivering sustainable success.

Shareholders
Our shareholders want Deutsche Bank to achieve a positive long-term performance and maintain a good reputation. In addition to capital strength, earnings power and risk mitigation, long-term shareholder return remains a key factor in our actions. In the interests of our shareholders, we are strictly aligning our incentive and compensation structures to the long-term performance of Deutsche Bank, in particular among our senior leaders.

Clients
Deutsche Bank aims to generate value for its clients. Their interests define the benchmarks for our work. Our employees are responsible for finding the best possible solutions in the interests of our clients, and this task has also been incorporated into the management objectives of our distribution and sales organization. We attach great importance to addressing the needs of our retail clients. This entails providing clear, easily understandable advice and transparent products. We have also reinforced our coverage for medium-sized enterprises and major corporations around the world.

Staff
Our employees are the guarantors of Deutsche Bank's performance. We are firmly committed to our performance culture and draw strength from the diversity of our employees. In 2012, we successfully amended our compensation practices and introduced differentiated performance standards in employee assessments. These are fundamental elements for enhancing quality and sustainability. Each individual is called upon to act with absolute integrity towards clients, colleagues, shareholders and society as a whole.

Society
We want to contribute decisively to regaining society's trust in the banking industry. In order to do so, we will be examining our actions more critically than in the past for compatibility with ethical and social standards and have already laid the foundations for our long-term cultural transformation. We remain firmly committed to making a difference in culture, society and education, and that includes supporting our employees in their volunteer work. Deutsche Bank participates constructively in discussions with the regulatory authorities, politicians and the public about issues affecting society today. An example of our approach to sustainability can be seen in the review we carried out of our investment banking business relating to sensitive areas, such as the extraction of raw materials, agriculture, forestry and energy.

Shareholders

Deutsche Bank's capital is provided by over 600,000 shareholders.

Structural Data

		2012	2011	2010
Number of shareholders		610,964	660,389	640,623
Shareholders by type in % of share capital[1]	Institutional (including banks)	75	74	75
	Private	25	26	25
Regional breakdown in % of share capital[1]	Germany	45	52	47
	European Union (excluding Germany)	33	26	31
	Switzerland	6	6	6
	USA	13	13	13
	Other	2	3	3

Key Figures

	2012	2011	2010
Change in total return of Deutsche Bank share[2]	15.0%	(23.3)%	(11.7)%
Average daily trading volume (in million shares)[3]	7.6	8.8	8.0
Dividend per share for the financial year (in €)	0.75[4]	0.75	0.75

Special Projects

Investor Day	Two-day event in Frankfurt introducing the new management team as well as Strategy 2015+ to investors and financial analysts. The Investor Day event encompassed presentations covering all business units as well as infrastructure functions, each followed by question and answer sessions with the respective GEC members.
NCOU workshop	Analyst call held by CFO Stefan Krause on the re-segmentation of the bank's businesses and the Non-Core Operations Unit. The bank's new business segment composition was introduced, along with details on the organization, governance and risk profile of the Non-Core Operations Unit.

[1] Figures rounded
[2] Share price based on Xetra
[3] Order book statistics (Xetra)
[4] Proposal for the Annual General Meeting on May 23, 2013

Clients

Our clients – both retail and corporate – are at home all over the world. And so are we.

Structural Data

		2012	2011	2010
Number of clients (rounded)				
Corporate Banking & Securities		21,400	18,700	17,100
Global Transaction Banking		67,200	71,700	64,900
Asset & Wealth Management	Retail Asset Management (Germany/Luxembourg)	2,316,000	2,260,000	2,225,000
	thereof: in cooperation	552,000	465,000	464,000
	Institutional Asset Management	2,400	2,400	2,300
	Wealth Management[1]	71,300	75,800	79,400
Private & Business Clients		28,425,000	28,585,000	28,787,000
	thereof: Deutsche Postbank AG	14,018,000	14,064,000	14,150,000

Key Figures

		2012	2011	2010
Corporate Banking & Securities	IFR Awards, number of awards won	9	8	8
	Risk Awards, number of awards won	3	3	5
	Euromoney Awards for Excellence, number of awards won	27	20	16
	Euromoney FX Poll, ranking	1	1	1
Global Transaction Banking	Assets under custody (in € trillion)	1.55	1.52	1.43
	Documentary trade business (in € billion)	61.2	57.3	51.2
	Locations incl. representative offices	46	45	45
	Top ratings for sub-custody[2]	42	48	45
Asset & Wealth Management	DWS Investments			
	Number of fund performance awards in Europe	77	69	76
	Deutsche Insurance Asset Management			
	Award as Best Global Insurance Asset Manager[3]	1	1	1
Private & Business Clients	Client business volume (deposits in € million)	234,680	229,293	224,134
	Number of branches internationally (excl. Germany)	886	866	828
	Application for loans from Deutsche Bank and Postbank including BHW in Germany (in million)	7.9	8.9	9.7

Special Projects

Corporate Banking & Securities	"100 days" project – strategic review to further recalibrate CB&S to ensure that the business is optimally aligned with the market environment and clients' needs, while delivering sustainable returns to shareholders.
Global Transaction Banking	Autobahn App Market: GTB contributed to the development of the first app-based electronic client offering in the financial services industry to give clients access to more than 150 applications (apps).
Asset & Wealth Management	Established the AWM Executive Committee chaired by the new Head of AWM Michele Faissola. Created a matrix organization structure that spans both Asset and Wealth Management.
Private & Business Clients	Integration of Postbank into the PBC Corporate Division and development of a common platform for processes and IT infrastructure (Magellan).

[1] Number of relationships excluding Private Client Services (USA), including Sal. Oppenheim
[2] Global Custodian's annual Agent Banks Survey (in emerging and major markets)
[3] Reactions Magazine

Staff

Global diversity: 136 nationalities work at Deutsche Bank.

Structural Data

		2012	2011	2010
Staff (full-time equivalents)[1]		98,219[2]	100,996[3]	102,062
Divisions	Private & Business Clients	41.5%	41.4%	42.7%
	Corporate Banking & Securities	9.3%	10.4%	10.5%
	Asset & Wealth Management	6.7%	7.0%	6.9%
	Global Transaction Banking	4.6%	4.4%	4.4%
	Non-Core Operations Unit	1.5%	1.8%	2.0%
	Infrastructure/Regional Management	36.4%	35.0%	33.5%
Regions	Germany	47.1%	46.9%	48.3%
	Europe (excluding Germany), Middle East and Africa	24.3%	23.9%	23.3%
	Americas	10.5%	11.0%	11.0%
	Asia Pacific	18.1%	18.2%	17.4%
Qualifications[4,5]	University degree	64.0%	63.7%	63.9%
	High school certificate	17.4%	17.3%	15.5%
	Other school degrees	18.6%	19.0%	20.6%
Age[4]	up to 24 years	6.3%	6.9%	7.1%
	25–34 years	28.5%	28.7%	28.9%
	35–44 years	30.2%	30.9%	31.6%
	45–54 years	25.9%	24.8%	24.0%
	over 54 years	9.1%	8.7%	8.4%

Key Figures

	2012	2011	2010
Employee Commitment Index[5]	73%	72%	73%
Employees leaving the bank for a new job	5.1%	5.6%	6.6%
Training (expenses in € million)	109	122	100
Apprenticeship programs (expenses in € million)	54	56	41

Special Projects

Career Mobility Portal	Our staff should have the opportunity to change and advance their careers within Deutsche Bank. To support them in this endeavor and to promote their mobility, we set up a Career Mobility Portal. It provides information and career advice as well as links to internal vacancies and an online application system.
New standards for evaluating performance	Objectives setting and employee appraisals were redefined across the entire bank in 2012. We initiated a more intensive and enhanced feedback culture and, for the first time, applied two components to evaluate performance. It is no longer just a matter of evaluating what, but also how, objectives have been achieved.

[1] Staff (full-time equivalents) = total headcount adjusted proportionately for part-time staff, excluding apprentices and interns.
[2] A one-off adjustment in data for staff in India resulted in a notional decrease of 300 employees.
[3] A one-off adjustment in data for Postbank staff resulted in a notional decrease of 260 employees.
[4] Number of staff (headcount).
[5] Excluding Postbank

Society

We invest in society and for society.

Structural Data

	2012	2011	2010
Number of countries in which Deutsche Bank operates (including offshore sites)	72	72	74

Key Figures

		2012	2011	2010
Sustainability Ratings	Carbon Disclosure Project (Band from A to E)	90/Band B	82/Band B	73/Band B
	OEKOM Research (on a scale from A+ to D–)	C/Prime	C/Prime	C+/Prime
	RobecoSAM	78	75	80
	Sustainalytics	65	66	64
External perception of Deutsche Bank as a responsible corporate citizen (B2B market)	Global	49%	54%	53%
	Germany	82%	76%	78%
Total Corporate Responsibility investments (in € million)		82.7	83.1	98.1[1]
Responsible business				
Assets under management in sustainability-oriented funds (in € billion)		2.7	2.5	2.8
Estimated cumulative micro-credit financing since 1997 (in US$ billion)		1.49	1.26	1.23
Sustainable operations				
Renewable energy in % of total consumption		79%	73%	75%
Net greenhouse gas emissions[2], in metric tons CO_2		60,658	200,244	152,944
People & society				
Employees participating in Deutsche Bank's Corporate Volunteering programs		24%	24%	21%
Total participants in educational projects		1,322,026[3]	296,505	337,093
Total beneficiaries in projects with a social focus		710,898[4]	n/a	n/a

Special Projects

Economy	Launch of PBC Responsible Banking Initiative Closing of Global Commercial Microfinance Consortium II Roll-out of Environmental, Social and Governance Risk Framework
Ecology	All operating activities carbon neutral by end of 2012 Inclusion in the Carbon Disclosure Leadership Index
People & Society	Roll-out of new Performance Management approach 10 years of support for NOAH (Nurturing Orphans of Aids for Humanity), a project that takes care of orphans in South Africa Deutsche Bank employees support relief efforts following hurricane Sandy 150 FairTalent scholars perform "The Animal's Conference" at Semper Opera, Dresden

[1] Due to increased support for education, science and disaster relief
[2] Net greenhouse gas emissions include renewable energy sources and RECs (Renewable Energy Certificate System) and CERs (Certified Emissions Reductions).
[3] Due to innovative web-based educational projects with a substantially higher reach
[4] Data first collected in 2012

Delivering in a changed environment

As a global company, we need banking partners who can offer us professional services worldwide. Deutsche Bank delivers first-class services in all areas of banking – from advisory and capital markets execution expertise to global cash management, from trade finance to risk management solutions.

Hans-Peter Rupprecht,
Corporate Treasurer, Siemens AG,
Munich



The video statement by
Hans-Peter Rupprecht is available
at www.db.com/12/clients



02 –

Stakeholders

Statements relating to Deutsche Bank's competitive position, market share or ranking are based essentially on external sources, including industry publications (e.g. Euromoney) and specialist information providers (e.g. Thomson Reuters, Dealogic).

Shareholders
Holding up well in volatile markets

02–1
Decrease in number of shareholders
In thousands at year end


700
350
0
582
586
641
660
611
08
09
10
11
12

Initially, the global economy continued to recover at the beginning of 2012, raising investors' expectations. In a supportive market environment, Deutsche Bank's share reached its peak for the year in March at €39.50, up 34% on the year-end 2011. Then, in that same month, Eurozone debt fears resurfaced, leading to substantial outflows and a broad decline in share prices, especially in Europe. Bank shares suffered especially heavily during this period, as sector weightings fell significantly. By the beginning of June, this had led to a 23% drop in the Euro STOXX Banks Index compared to the end of 2011. In contrast, the Euro STOXX 50 fell by only 11% during the same period. This downward trend initially continued and, in July 2012, Deutsche Bank's share price fell to €22.51, its lowest point for the year. The turning point came in July when the president of the European Central Bank made an unreserved commitment to the euro. This prompted international investors to reinvest in European stocks. German stocks benefited particularly well from this development. The DAX rose 29% during the year, its best performance since 2003, closing at 7,612 points. It outperformed the Dow Jones and the FTSE 100 by far. These indices rose by only 7% and 6% respectively over the course of the year. Bank stocks also recovered. The Deutsche Bank share recovered 46% from its lowest point and closed at €32.95 on December 28, 2012, 12% above the level it had achieved at the end of 2011. Our competitors' share prices developed in a similar way. The Euro STOXX Banks Index also rose 12% over the year.

Increased market capitalization

Deutsche Bank's market capitalization increased during 2012 by €3.3 billion to €30.6 billion. The average daily trading volume on Xetra fell by 1.3 million to 7.6 million shares compared to 2011. This decrease more than offset the increase in share price and, consequently, the full-year value of Xetra trading fell from €133 billion to €127 billion in 2012. Nonetheless, the Deutsche Bank share remained the second-most traded share by value among DAX shares on Xetra. The Deutsche Bank share's weighting in the DAX decreased slightly to 4.6% (2011: 5.2%). On the New York Stock Exchange, the average volume of trading in our share decreased by 18% in 2012. This decline was mainly attributable to the lower interest of American investors in European banks, which was caused by the high level of uncertainty regarding the macroeconomic and regulatory environment.

Long-term return

The rise of Deutsche Bank's share price in 2012 led to an increase in the share's long-term total shareholder return. An investor who bought Deutsche Bank shares for the equivalent of € 10,000 at the start of 1980, reinvested dividends and subscribed to capital increases without injecting additional funds would have held a portfolio worth €70,158 at the end of 2012. This corresponds to an average annual return of 6.1%, while the DAX recorded an increase of 8.6% per annum over the same period.

02–2
Increasing core Tier 1 capital ratio
In % at year end


11.4
10
9.5
8.7 8.7
7.0
5
0
08[1] 09[2] 10[2] 11[3] 12[3]

[1] Based on IFRS, Basel 1
[2] Based on IFRS, Basel 2
[3] Based on IFRS, Basel 2.5

Improved capital ratio and an unchanged dividend

Strengthening our capital base remained our top priority in 2012. Our core Tier 1 capital ratio improved further over the course of the year from 9.5% to 11.4%. Chart 02–2 This is an all-time high, even under the more stringent rules of Basel 2.5, and well above the regulatory minimum requirement. We will continue to focus on increasing this capital base even further as part of Strategy 2015+.

The Management Board and Supervisory Board will propose an unchanged dividend of €0.75 per share to the Annual General Meeting 2013. This recommendation reflects our priority of strengthening our capital.

Shareholder structure

Deutsche Bank shares remain almost entirely in free float. Once again, around 99% of our shareholders were private investors. BlackRock Inc., New York, which holds 5.14% of our shares, is the only large shareholder whose holdings at the end of 2012 are subject to the statutory reporting threshold of 3%.

The number of shareholders decreased to 610,964 over the course of 2012 (2011: 660,389). Chart 02–1 The share of capital held by private investors was 25% at the end of 2012 (2011: 26%). Institutional investors held 75% (2010: 74%) of our total share capital of €2,379,519,078.40. Total share capital held in Germany decreased to 45% over the course of the year (2011: 52%). Chart 02–4 Reasons for this included, above all, the transfer of the custody of institutional investors' shareholdings from Germany to abroad as well as sales of private shareholders in Germany.

Long-term return


2,000
1,500
1,000
500
0
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12

Total Return Index, beginning of 1980 = 100, quarterly figures
— DAX
— Deutsche Bank
Source: Datastream

02–3
More shareholders at the AGM
Number of shareholders and guests at Annual General Meeting in thousands


8
4
0
6.0
6.7
5.5
5.7
7.1
08
09
10
11
12

Annual General Meeting well attended

7,100 shareholders joined us at our Annual General Meeting in Frankfurt am Main on May 31, 2012, representing an increase of about a quarter compared to 2011 (2011: 5,700). Chart 02-3 The percentage of capital represented increased by almost 1 percentage point to 34.9% (2011: 34.0%). The report of the Chairman of the Management Board on the preceding financial year and current outlook was followed by a lively shareholder discussion with the company's management. After the discussion, all of the items on the agenda were approved by large majorities. For the second time, the compensation system for the Management Board members was submitted to a vote by the shareholders.

New share buybacks to fulfill equity-based compensation plans

Shareholders at the Annual General Meeting authorized the bank to purchase own shares of a volume equivalent to up to 10% of the share capital by November 30, 2016, thus replacing the authorization from 2011.

In total we repurchased 17.4 million shares (2011: 37.2 million) over the course of 2012. All of these shares, as well as the 24.1 million shares that were held in Treasury as of December 31, 2011, were used to fulfill obligations from equity-based compensation plans. Consequently, as of December 31, 2012, the number of shares held in Treasury was below one million. We did not cancel or resell any shares in 2012 and the ratio of shares in Treasury did not exceed the reporting threshold of 3% over the course of the year.

From the start of our first share buyback program in mid-2002 up to December 31, 2012, we repurchased a total of 319 million Deutsche Bank shares worth €18.7 billion, resold 16.3 million shares on the market worth €0.5 billion and cancelled 118 million shares with a value of approximately €7.2 billion.

Marcroeconomic environment affects rating

Maintaining a strong credit rating is a fundamental value driver for our clients, bondholders and shareholders. In 2012, against the backdrop of the difficult macroeconomic environment and the ongoing sovereign debt crisis, bank ratings continued to decline across the globe. Despite these challenges, Deutsche Bank was able to retain its A+ long-term credit rating from both Standard & Poor's and Fitch. Moody's downgraded Deutsche Bank AG's long-term credit rating by two notches from Aa3 to A2. Moody's attributed the downgrade to the bank's large capital markets business and the challenges arising for the bank's risk management in a persistently difficult business environment.

Strong support from our debt investors

The strength of the Deutsche Bank name is also reflected by the support we have received from our debt investors, which has allowed us to consistently issue at comparatively favorable interest rate levels throughout the crisis. Our issuance activities are well diversified and demand-driven across markets, instruments, currencies and investor type. 62% of our funding comes from stable sources, which represents a 107% increase since the start of the crisis in December 2007. This growth has been matched by an increase in our liquidity reserves, which more than tripled in the same period to above €230 billion as of December 31, 2012, including Postbank.

02–4
Regional distribution of share capital
In % at year end 2012


2%
Other
6%
Switzerland
13%
USA
33%
European Union
(excl. Germany)
45%
Germany

Figures rounded

Communications with our shareholders

In September 2012, we hosted an Investor Day event to introduce our new management team and Strategy 2015+. The two-day event encompassed presentations covering all business units as well as infrastructure functions, all of which were followed by a question and answer session with the respective Group Executive Committee members. The event in Frankfurt was attended by around 80 people, and viewed more than 8,700 times on the internet. The interest shown by investors and financial analysts in our share was high during 2012. Questions focused primarily on our capital base, cost development and how we are going to achieve our very ambitious targets. Management and the Investor Relations team regularly reported on these matters in telephone conferences as well as in individual and group meetings with investors and analysts. At events such as roadshows and broker conferences, we conducted more than 460 meetings (2011: over 400) with equity and debt investors in which members of the Management Board also participated. We also provided information on the bank's results as well as on current developments in quarterly conference calls.

We continued to intensify our communications with investors who base their investment decisions on environmental, social and governance (ESG) issues. In light of their increasing importance we organized Corporate Responsibility roadshows specifically for this target group.

Enhancement of our mobile website

Private investors usually contact us via our toll-free shareholder hotline and via the internet. Our Investor Relations website provides numerous ways to quickly and comprehensively satisfy the demand for information. We publish all our announcements and financial reports on the internet without delay. Our online presence for mobile devices has been expanded and made more user-friendly. For many years now, we broadcast all major Investor Relations events, as well as the quarterly conference calls and speeches held at the Annual General Meeting, live on the internet. Shareholders have the possibility to register online to participate in our Annual General Meeting, and they can issue their voting instructions online in advance. The number of invitations to the Annual General Meeting sent by e-mail was around 51,700 in 2012 (2011: 40,900). Sending invitations by e-mail is convenient for the shareholder, helps to reduce costs and protects the environment. We aim to increase the number of e-mail invitations further.

Clients – Corporate Banking & Securities
Recalibrating the business in a changed environment

02–5

Markets: maintaining our leadership position in global fixed income

Market share in %


12
6
0
8.4
9.9
11.9
10.4
10.7
08
09
10
11
12
*
3
3
1
1
1

* Ranking in peer comparison
Source: Greenwich Associates

For the Corporate Banking & Securities (CB&S) Corporate Division, the challenging macroeconomic environment continued in 2012, driven by the ongoing eurozone crisis, especially in the first half of the year, as well as lower growth rates in emerging and advanced economies. This was compounded in the second half of the year by U.S. budget worries in connection with a possible fiscal cliff. Furthermore, the industry was confronted with new regulatory pressures, while facing concerns about its reputation.

In 2012, two new Co-Heads were appointed and a realignment of CB&S was initiated. By undertaking these changes, we intend to ensure that the division can efficiently deal with the challenges to come over the next few years and succeed against the competition. Within the first 100 days of its appointment in June, the new CB&S management team defined the strategic direction and long-term objectives for the Markets and Corporate Finance Business Divisions. The strategy for these divisions was the result of a detailed evaluation of the entire spectrum of business activities and builds on the existing strength of the businesses, while taking into account the new economic environment, changing competitive landscape and additional regulatory requirements. Focus on profitable growth as well as our core businesses and efficiency will define the strategic direction of CB&S in the future, in full alignment with Deutsche Bank's corporate culture and values. In 2012, the business divisions in CB&S launched numerous initiatives to achieve its objectives. As a result, CB&S aims to be able to deliver a cost/income ratio of less than 65% and a fully loaded Basel 3 post-tax return on equity of approximately 15% by 2015.

CB&S maintained its position as a world leading investment bank in 2012, despite further risk reduction. In recognition of its achievements, Deutsche Bank won numerous awards in 2012, including the title Best Global Investment Bank from Euromoney magazine.

Excerpt from segment reporting (Corporate Banking & Securities[1])

The Corporate Banking & Securities Corporate Division recorded income before income taxes of €2.9 billion in 2012 (2011: €3.7 billion). Noninterest expenses were €12.6 billion, a substantial increase of €2.3 billion compared to €10.3 billion for 2011. Approximately half of the increase related to the impairment of intangible assets. The increase also included €315 million in costs-to-achieve for our Operational Excellence Program as well as adverse foreign exchange rate movements and higher litigation-related charges.

in € m.	2012	2011
Net revenues	15,648	14,109
Total provision for credit losses	121	90
Noninterest expenses	12,637	10,341
Income before income taxes	2,874	3,657
Return on equity (pre-tax) in %	16	25
Risk-weighted assets	124,939	155,302
Assets	1,475,090	1,591,863

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2012 (Management Report).

Delivering in a changed environment

In this changing regulatory environment, Deutsche Bank has been a trusted partner, providing thought leadership and proactive solutions for the buyside.

Ann Marie Petach,
Senior Managing Director,
Client Solutions, BlackRock,
New York



02–6
Markets: maintaining our position as world leader in foreign exchange
Ranking in peer comparison


1
1 1 1 1 1
3
08 09 10 11 12

Source: Euromoney FX Poll

Markets

The Markets Business Division combines the sales, trading and structuring of a wide range of financial market products, including bonds, equities and equity-linked products, exchange-traded and over-the-counter derivatives, foreign exchange, money market instruments, securitized instruments and commodities. Coverage of institutional clients is provided by the Institutional Client Group, while Research provides analyses of markets, products and trading strategies.

Markets performed well in 2012, reflecting the stability and efficiency of our businesses. We were able to increase market share across most business lines and regions around the world, resulting in a higher global market share in Cash Equities and Global Fixed Income trading.

In 2012, Markets was ranked No.1 by Greenwich Associates in global fixed income and U.S. fixed income based on market share. Chart 02–5 For the fifth year in a row, Deutsche Bank was voted the leading global prime broker in more areas of the market than any other bank in Global Custodian's 2012 survey, while The Banker magazine awarded Deutsche Bank the title Bank of the Year for Prime Brokerage.

In our Foreign Exchange business, client-driven volumes reached a record level in 2012. Despite a difficult environment for the overall foreign exchange market, our business volumes increased 25% year-on-year. This growth reflects Deutsche Bank's continued investment in the foreign exchange business, including the development of the app-based access to our products and services, such as the new Autobahn App Market platform. However, revenues were impacted by the continued reduction in margins. With a market share of 14.6%, Deutsche Bank ranked No.1 in Euromoney's forex market survey for the eighth year in a row and continues to hold a significant lead over second place. Chart 02–6 Money market revenues in 2012 were lower than the prior year, due to lower volatility and thus less market activity.

In 2012, CB&S combined its Rates and Flow Credit Trading with the aim of achieving increased efficiency and cost savings. Revenues in the combined unit rose significantly compared to the prior year, driven in particular by successful business in Flow Credit Trading. Deutsche Bank was named Credit Derivatives House of the Year by Risk magazine, while also winning the awards for Interest Rate Derivatives House of the Year and Hedge Fund Derivatives House of the Year. Euromoney awarded us the title No. 1 Interest Rate Derivatives Dealer.

Structured Finance provides structured risk and non-standardized financing solutions for clients across multiple industries and asset classes. The global footprint, breadth of products, depth of experience and success in executing complex transactions for clients make Deutsche Bank's Structured Finance an industry leader. 2012 revenues were higher compared to 2011 due to increased client demand for structured finance solutions.

02–7
Markets: strengthening our position in cash equities trading
Market share in %


10
0
7.6
8.4
8.3
8.4
9.6
4.0
5.5
4.7
5.2
5.7
08
09
10
11
12
Europe
USA

Source: Greenwich Associates

Revenues in our Emerging Markets trading business in 2012 were in line with the prior year. Our market flow business in fixed income performed well, while our businesses in structured products and derivatives recorded lower earnings than in 2011.

In Commodities, revenues were lower compared to the strong performance in 2011, reflecting lower commodities prices in the first six months of 2012 and the impact of Hurricane Sandy towards the end of the year. Deutsche Bank was awarded the titles Best Global Commodities House by Euromoney and Commodity Derivatives House of the Year by International Financing Review. Energy Risk magazine named Deutsche Bank Derivatives House of the Year, Structured Products House of the Year and Freight House of the Year.

Equities sales and trading revenues in 2012 were in line with those of 2011, as increased market share made up for overall lower market activity. Revenues in our Cash Equities business remained at around the level of 2011, thanks to an especially strong performance in North America and market share gains in Europe in line with the prior year. Chart 02–7 In Cash Equities, Deutsche Bank was named No. 1 in Equities Research in Europe and Asia excluding Japan by Greenwich Associates. For the first time, Deutsche Bank ranked top five for U.S. equity research in Institutional Investor's 2012 All America Research Team survey. This achievement demonstrates our increasing strength in the U.S. equities market.

Equity Derivatives revenues were significantly higher year-on-year, primarily due to the absence of prior year losses. Our performance here was particularly strong in North America and Europe.

Our Prime Brokerage franchise, which supports our business with hedge funds, was named the Most Innovative Bank for Prime Brokerage by The Banker in its annual investment banking awards, and we were awarded the title Best Global Prime Broker by Euromoney.

Corporate Finance

The Corporate Finance Business Division handles mergers and acquisitions (M&A), debt and equity issuance and advisory as well as capital markets coverage for large and medium-sized corporations. Industry-specialized and regional teams ensure that our clients receive the entire range of our financial products and services.

The global Corporate Finance fee pool was up 5% in comparison to 2011, despite the market uncertainty and volatility related to the sovereign debt crisis. Record issuance levels in both the high yield and investment grade bond markets contributed to the

Awards 2012

The Banker
Most Innovative Investment Bank in Commodities
Bank of the Year for Prime Brokerage
Risk
Credit Derivatives House of the Year
No.1 in Cross-Currency Swaps and FX Options
No.1 Derivatives House

Euromoney
Best Global Investment Bank
Best Global Prime Broker
Best Global Risk Management House
Best Global Commodities House

02–8

Corporate Finance: highest ever market share based on fees

Market share in %


6
3
0
4.4
4.6
5.2
5.0
5.3
08 09 10 11 12
*
8 7 5 6 5

* Ranking in peer comparison
Source: Dealogic

good levels in fee income. The Corporate Finance division delivered a strong performance during this period, achieving a global top 5 ranking, based on fees. Chart 02–8 We maintained our position as the market leader in Europe, the Middle East and Africa (EMEA) and gained market share in the U.S. (source: Dealogic). In 2012, Deutsche Bank was named the Bond House and Equity House of the Year by the International Financing Review.

In an outstanding market environment for our Debt Capital Markets business, we were the No. 2 bookrunner of international bonds according to Thomson Reuters. This strong market position reflects our ability to adapt to a changing market in which our clients are increasingly issuing bonds in different regions and currencies depending on their needs and the market conditions.

In Leveraged Debt Capital Markets, we capitalized on market growth, increased our market share and achieved a No. 4 ranking at the global level, while maintaining our conservative risk profile. Our business mix was well-balanced between financial sponsors, mainly private equity firms, and corporates. Deutsche Bank benefitted from record issuance levels in high yield bonds and took first place in the EMEA region and a top 5 ranking in the USA according to Dealogic.

Equity Capital Markets, our equity financing business, advanced to No. 5 in the global rankings based on fees, and our market share rose to 5.1%, the highest level since the start of the financial crisis (Dealogic). Deutsche Bank participated as bookrunner in eight out of the ten largest equity capital markets transactions worldwide, reflecting the strength of our client relationships from repeat issuers as well as our ability to leverage our global presence for large cross-border transactions. Against this backdrop, the Financial News named Deutsche Bank European Equity Capital Markets House of the Year.

In our Mergers & Acquisitions (M&A) business, we maintained the momentum from 2011 in 2012. Based on fees, we took second place in Europe, the Middle East and Africa (EMEA) as well as sixth place at the global level (Dealogic). We advised clients on five of the ten largest transactions during the year. Our M&A business also ranked No. 5 in cross-border transactions (Dealogic). When providing advisory services related to the purchase or sale of a company, we also assist our clients in managing a variety of transaction-related risks, e.g. in connection with forex, interest rates and commodities.

Awards 2012

International Financing Review
Equity House of the Year
Bond House of the Year

Clients – Global Transaction Banking
Profitable international growth

02–9

Leader in euro clearing

Market share in %


21.1 21.1 20.9 20.6
18.7
20
10
0
08 09 10 11 12
*
1 1 1 1 1

* Ranking in peer comparison
Source: Bundesbank – "Target2 Germany"

The Global Transaction Banking (GTB) Corporate Division provides commercial banking products and services for corporates and financial institutions worldwide, including domestic and cross-border payments, risk mitigation and financing of international trade as well as trust, agency, depositary, custody and related services. GTB is one of the key pillars of Deutsche Bank. It comprises the Cash Management, Trade Finance and Trust & Securities Services businesses.

Despite the challenging macroeconomic environment, particularly in Europe, and persistently low interest rates, we expanded our business, significantly increased revenues and operating profitability and delivered a solid result in 2012. GTB benefitted from a "flight to quality" as clients sought stable and reliable banks. Client deposits increased by 20%. This demonstrates GTB's resilience and its strength as a growth business across economic cycles. At the same time, we continued to recalibrate GTB's business by restructuring certain areas as well as its client coverage and sales model. We also realigned the commercial banking activities in the Netherlands which we acquired in 2010, and we will continue to integrate this business in GTB in 2013.

GTB has positioned itself as a pioneer in some of the financial developments and regulatory changes taking place worldwide. One example of this is the Single Euro Payments Area (SEPA), which harmonizes domestic and cross-border payments, bringing benefits for GTB clients that operate internationally. As the pre-eminent bank in the eurozone, Deutsche Bank is assisting its clients in navigating through this process as the 2014 deadline approaches. Furthermore, GTB has assessed the impact of Basel 2 and Basel 3 along with the opportunities that will emerge as a result.

Excerpt from segment reporting (Global Transaction Banking[1])

The Global Transaction Banking Corporate Division recorded income before income taxes €0.7 billion in 2012, compared to €1.0 billion in 2011. GTB's results in 2012 included a net charge of €534 million in the fourth quarter of 2012, which primarily included a litigation-related charge and measures related to the turn-around of the acquired commercial banking activities in the Netherlands. Excluding this net charge, income before income taxes for 2012 would have been well above the prior year. Net revenues increased by €398 million.

in € m.	2012	2011
Net revenues	4,006	3,608
Total provision for credit losses	168	158
Noninterest expenses	3,169	2,411
Income before income taxes	669	1,039
Return on equity (pre-tax) in %	22	34
Risk-weighted assets	27,093	26,986
Assets	77,378	85,751

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2012 (Management Report).

02–10
Significant market share in trade finance
Annual average in %


30
15
0
23.3
25.2
26.5
27.9
27.0
08
09
10
11
12

Source: SWIFT, export letters of credit Germany

GTB's success is underpinned by a diversified global portfolio and a solution-oriented, volume-driven business model that benefits from scale effects. GTB continues to invest in its IT platform and deepen its client relationships. It is driving synergies across the bank through closer cooperation with Corporate Banking & Securities, Asset & Wealth Management and Private & Business Clients. This has delivered an integrated approach that examines client needs even more closely and provides comprehensive solutions drawn from across different areas of the bank.

GTB has established a strong position in attractive growth markets worldwide such as China, India, Latin America and Russia. Overall, GTB is present in 46 countries and serves clients in more than 190 locations.

In 2012, GTB grew its franchise in the Americas and Asia Pacific and maintained its home market leadership in Germany, built on the foundation of its strong Cash Management and Trade Finance businesses. In the year under review, Deutsche Bank's share of the export letters of credit market in Germany averaged 27%. Chart 02–10

Top position in euro clearing reasserted

GTB's Cash Management business remained the number one euro clearing house, Chart 02–9, and was ranked among the top six U.S. dollar clearers in 2012 (CHIPS, September 2012). There was market-wide acknowledgement of GTB's leading position in the form of industry awards and accolades. For example, in Euromoney's annual survey Deutsche Bank was named Best Cash Management House in Germany and Best Cash Management House in Western Europe. Survey participants also ranked Deutsche Bank number one in euro and U.S. dollar clearing for financial institutions in Europe. Furthermore, GTB established itself as a multi-currency service provider, broadening its range of services in Chinese renminbi (RMB) and other currencies.

The Cash Management business secured a number of landmark transactions in the year under review. It pursued its strategy of focussing on target clients while increasing operational efficiency and reducing complexity. There was continued emphasis on the successful cross-currency payments platform, FX4Cash, as well as closer cooperation within GTB and with other areas of the bank.

Innovation played a key role in GTB's positive performance, notably in the cross-divisional development of its Autobahn App Market. This app-based electronic service provides companies with integrated access to Deutsche Bank's wide range of financial products. GTB has harnessed this new technology to deliver liquidity management and fund administration services as well as other solutions to its clients.

02–11
Growing trade business volumes
Annual average in € bn.


60
30
0
40.1
51.2
57.3
61.2
09
10
11
12

Established lead arranger of syndicated trade loans

Measured in terms of mandates, GTB's Trade Finance business was again one of the leading arrangers of syndicated trade loans in 2012. The business generated double-digit growth across many products and regions, notably in connection with mandates to optimize financial supply chain management. Worldwide, there was growing demand for traditional trade finance products such as letters of credit and guarantees. GTB also played a pivotal role in the introduction of the Bank Payment Obligation, a standardized product defined as an irrevocable conditional undertaking to pay given by one bank to another, thus providing the benefits of a letter of credit in an automated environment.

The Trade Finance business received numerous awards in Europe, North America and Asia. For example, Deutsche Bank was named Best Trade Bank in Europe by Trade Finance Magazine.

Strengthened position in securities services

The Trust & Securities Services (TSS) business, which offers a wide range of administrative services for securities, continued to refine its strategy in 2012, with a focus on its business model, risk management, staff and organizational structure. As part of an analysis of the business, GTB identified a series of opportunities, which included efficiency gains and a number of measures to make the business more robust and to expand the range of products and services. TSS maintained its strong market position as demonstrated by a host of industry accolades for hedge fund services, corporate trust, depositary receipts and custody. GTB held in excess of €1.5 trillion in assets under custody on its books in 2012 and more than €70 billion in assets under management. In 2012, Trust & Securities Services recorded significant growth in agency securities lending, which was attributable to investments made in that business during the previous year. 2012 was a successful year for the Corporate Trust business. It won important mandates in all regions, including transactions in the resurgent escrow services business.

In 2012, Trust & Securities Services and Cash Management benefitted from GTB's enhanced coverage of the highly important financial institutions segment. A newly created cross-divisional sales team established a single contact point for GTB clients, thus optimizing communication between clients and the bank. Cash Management improved its coverage of non-bank financial institutions and the broker-dealer segment.

By focussing on target clients, products and regions, GTB aims to ensure that Deutsche Bank is one of the best banks in the world for transaction banking. GTB is a growth business and consistently delivers attractive returns, while absorbing relatively low levels of capital and tightly managing risk. In 2013, GTB is well-placed to prosper in all major regions and products and aspires to double profitability in the next three years through targeted investments in scale, technology, services and people.

Awards 2012

Euromoney
Best Cash Management House in Western Europe
Trade Finance
Best Trade Bank in Europe

Global Trade Review
Best Global Commodity Finance Bank
Infrastructure Investor
Global Corporate Trust Services Provider of the Year

Clients – Asset & Wealth Management
Combined strength in one unit

02–12
Regional split of invested assets
Total of €944 bn. at year end 2012


61
Asia Pacific
130
Europe (excl. Germany)
461
Germany
292
Americas

Figures rounded

In June 2012, Deutsche Bank announced the establishment of its Asset & Wealth Management (AWM) Corporate Division in order to bring together all of Deutsche Bank's asset and wealth management activities. As a core business, AWM is one of Deutsche Bank's four corporate divisions and a strategic pillar of its universal banking model.

The new division combines the former asset management and private wealth management units as well as the passive asset management business and alternative platforms for third-party providers that were previously part of Corporate Banking & Securities. With €944 billion in assets under management at the end of 2012, AWM ranks among the ten largest bank-owned global asset and wealth managers.
Chart 02–12

AWM helps individuals and institutions to secure and increase their wealth, while offering traditional and alternative investments across all major asset classes. It also provides customized wealth management solutions and private banking services to high net worth individuals and families as well as select institutions and financial intermediaries.

Building an efficient platform for future growth

The strategic review of certain asset management businesses initiated at the end of 2011 concluded with the recalibration of AWM. As part of Strategy 2015+, AWM launched a program of initiatives to reduce costs and increase revenue growth. The organizational integration will enable us to leverage significant synergies in our front office, business support and infrastructure areas.

Our revenue growth initiatives are focussed on expanding our presence and service offering for ultra high net worth clients, on broadening our client base in emerging markets and on continuing to develop our passive asset management and alternative investment product capabilities.

By combining all of Deutsche Bank's asset and wealth management activities, we succeeded in enhancing our client service. For example, we created the integrated Global Client Group to give clients comprehensive access to the entire range of AWM's products and services.

AWM aspires to double the income before income taxes of its operating business from around €0.8 billion in 2011 to approximately €1.7 billion in 2015, while increasing assets under management and invested assets to about €1 trillion.

Excerpt from segment reporting (Asset & Wealth Management[1])

The Asset & Wealth Management Corporate Division recorded income before income taxes of €0.2 billion in 2012 (2011: €0.9 billion). Noninterest expenses were up by €975 million and came to €4.3 billion in 2012. Invested assets in AWM increased over the year by €32 billion to €944 billion as of December 31, 2012, mainly driven by market appreciations of €55 billion and transfers of €7 billion from Postbank, and primarily offset by outflows of €22 billion and foreign currency movements of €7 billion. Wealth Management attracted net inflows of €15 billion for the year, offset by outflows in Asset Management, particularly from the institutional business following the strategic review.

in € m.	2012	2011
Net revenues	4,466	4,277
Total provision for credit losses	18	22
Noninterest expenses	4,288	3,313
Income before income taxes	160	942
Return on equity (pre-tax) in %	3	17
Risk-weighted assets	12,451	14,626
Assets	68,408	68,848

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2012 (Management Report).

Delivering in a changed environme

We are proud to work with Deutsc Bank, as they share our belief tha clients should be at the heart of e activity. It is important that our par ship be built on this mutual under standing, to ensure that we contin to deliver value for society.

Satoshi Arai,
Senior Managing Director
of Retail Strategy and Services,
Nomura Securities,
Tokyo



02 – 13
Product mix by invested assets
Total of €944 bn. at year end 2012


74
Alternative asset classes
84
Index-oriented investments*
119
Other**
181
Equity investments
486
Fixed income/ money market products

Figures rounded
* Exchange-traded funds, certificates, etc.
** Including multi-asset funds, forex products and other specialty funds/products

Private investors

DWS Investments (DWS) continued to provide investment solutions that help clients navigate a market environment marked by volatility and low yields. Its global dividend investment fund strategies were very successful, and more than €3 billion in new money was invested in these funds in 2012. DWS is Europe's largest manager of dividend funds.

In June 2012, DWS acquired asset management activities of Deutsche Postbank AG, including 56 mutual and special funds, with combined assets of €7 billion.

Institutional investors

The strategic review led to significant outflows of funds in 2012. However, capital flows stabilized in the fourth quarter, thanks to new solutions for our clients. An increasing number of these now leverage the full product and service capabilities of Deutsche Bank. In addition, we enhanced the organizational efficiency of AWM's investment operations for institutional investors.

Deutsche Insurance Asset Management (DIAM) helped insurers meet their investment objectives in the face of persistently low yields. We assist clients in diversifying their portfolios beyond the traditional investments in fixed income securities into other asset classes, including alternative investments.

In Germany, DB Advisors satisfied the strong demand for liability-driven investing as well as asset and liability management solutions.

Alternative investments

In 2012, Deutsche Bank consolidated its alternative investments businesses into one globally integrated platform, also to meet the increased interest in this asset class. AWM now offers institutional and private clients a comprehensive range of alternative investment strategies across the risk/return spectrum, including real estate, hedge funds, infrastructure, commodities and private equity funds.

Wealth Management

Our Wealth Managements services extend from tailored investment products to innovative lending solutions, from wealth planning through inheritance and succession planning to philanthropic advisory services. In 2012, Wealth Management generated net inflows of €15 billion.

AWM expanded on its strong position in the wealth management market in Germany. Our subsidiary Sal. Oppenheim won important client mandates. Euromoney magazine again awarded us the title Best Private Bank in Germany.

In other European countries, our Wealth Management business achieved success not only in acquiring new clients, but also with selective investments in emerging markets. In the UK, AWM further developed its franchise with ultra high net worth clients. In North and South America, our competitive business model and strict cost controls contributed to stable earnings. In the Middle East, AWM added relationship managers and thus expanded coverage. In Asia Pacific, AWM delivered double-digit growth year-on-year for revenues and assets, along with positive net money inflows. Through the close cooperation with CB&S, we succeeded in creating innovative solutions for our clients across a wide range of products.

Clients – Private & Business Clients
A strong pillar in the private clients business

02–14
Clients by business division
Total of 28.4 million at year end 2012


14.0
Consumer
Banking
Germany
4.9
Advisory
Banking
International
9.6
Advisory Banking
Germany*

* Including Deutsche Bank Bauspar AG and norisbank GmbH
Figures rounded

Deutsche Bank's Private & Business Clients (PBC) Corporate Division provides banking and other financial services to private customers, self-employed clients as well as small and medium-sized businesses in Germany and internationally. PBC's product range includes payment and current account services, investment management and retirement planning, securities as well as loans to private clients and businesses. As the leading retail bank in our home market, we provide services to approximately 24 million clients in Germany and another five million abroad. Chart 02–14 PBC has around 2,800 branches in Germany, Italy, Spain, Belgium, Portugal, Poland and India. Chart 02–15 PBC also has a 19.99% stake in the Chinese Hua Xia Bank, making it the second largest shareholder. We complement our own branch-based sales network with a mobile sales force of advisors as well as online channels. In addition, we maintain cooperation partnerships with reputable companies such as Deutsche Post DHL, Deutsche Vermögensberatung AG (DVAG) as well as the Spanish and Italian postal services, which also offer our financial services. PBC comprises the business divisions Advisory Banking Germany, Advisory Banking International and Consumer Banking Germany.

The ongoing European sovereign debt crisis led to client uncertainty again in 2012. Historically low interest rates had a negative impact on deposit margins, while regulatory requirements and capital restrictions, especially in Europe, proved challenging.

In spite of this unfavorable backdrop, PBC generated income before income taxes of €1.5 billion. Chart 02–17 Adjusted for investment costs for the Postbank integration and the cross-divisional Operational Excellence Program as well as write-downs on Greek sovereign bonds and further effects resulting from Postbank consolidation, income before income taxes rose by €247 million year-on-year to €2.3 billion.

Excerpt from segment reporting (Private & Business Clients[1])

The Private & Business Clients Corporate Division recorded income before income taxes of €1.5 billion in 2012 (2011: €1.9 billion). Net revenues decreased by €852 million versus 2011, mainly driven by the non-recurrence of a positive one-time effect of €263 million related to our stake in Hua Xia Bank in 2011 and a negative impact from the purchase price allocation relating to Postbank. Noninterest expenses increased by €93 million compared to 2011 to €7.2 billion, driven by higher costs-to-achieve of €133 million related to Postbank integration and the Operational Excellence Program.

in € m.	2012	2011
Net revenues	9,541	10,393
Total provision for credit losses	781	1,185
Noninterest expenses	7,221	7,128
Income before income taxes	1,524	1,902
Return on equity (pre-tax) in %	13	16
Risk-weighted assets	72,695	78,637
Assets	282,603	270,086

[1]Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2012 (Management Report).

Delivering in a changed environment

I put my trust in Deutsche Bank as a reliable partner. It has been advising me and my companies for 30 years now. I really appreciate the personal service. Know-how and flexibility are what distinguish Deutsche Bank.

Helga Lesegeld,
Business Client,
Frankfurt am Main



02–15
Branch presence in Advisory Banking International
Total of 886 branches at year end 2012


17
India
34
Belgium
56
Portugal
172
Poland
354
Italy
253
Spain

PBC Powerhouse: a well-diversified business model

As part of its transformation program, the corporate division continued with the implementation of the PBC Powerhouse business model. This brings the three business divisions – Advisory Banking Germany, Advisory Banking International and Consumer Banking Germany – together under a uniform strategy and steering approach supported by Magellan, a joint IT and service platform for all products and processing activities.

Advisory Banking Germany
Advisory Banking Germany comprises all PBC activities in our home market under the main Deutsche Bank brand. We are the market leader in tailored mortgage solutions and generated revenue growth in this area in 2012. In addition, we also benefitted from improved portfolio quality, which was reflected in reduced risk costs. We further refined our business model to better meet our customer's needs and provide our private and business clients with tailored advisory services. By transferring administrative tasks to the middle office, we were able to gain additional time for our clients. Our aim in advisory banking is to clearly distinguish ourselves from the competition by providing premium products and high-quality advice with a consistent client focus. The awards we received for the best retirement pension advice (Focus Money magazine) and best mortgage solutions (FMH-Finanzberatung) show that we are on the right track. First place was also awarded to our online brokerage, maxblue (Euro am Sonntag magazine).

PBC Powerhouse


Strategy and Steering
Advisory Banking Germany
Advisory Banking International
Consumer Banking Germany
Platform / Products
Operating Standards

Advisory Banking International
Advisory Banking International comprises all of PBC's activities in Europe (excluding Germany) and Asia. We were successful in both regions in 2012. The business division opened 20 new branches, most of them in Italy. Chart 02–15 PBC operated profitably in all countries despite the partially difficult economic conditions at times. Our strong performance benefitted from higher margins in the lending business achieved through repricing measures and a better portfolio quality than the market average. Moreover, we optimized our local refinancing in Italy, Spain and Portugal by implementing mortgage securitization measures and deposit campaigns. Through its strategic cooperation with Hua Xia Bank, PBC participated in its profitability and strong growth. We also successfully strengthened the earnings capacity of our branch business in India and extended our network in key regions.

02–16
Strong balance sheet based business
Client business volumes in % at year end


80
40
0
66
63
74
76
75
34
37
26
24
25
08
09
10*
11*
12*

Securities and insurance businesses
Loans and deposits
* Including Deutsche Postbank (2010: December only), excluding NCOU

Consumer Banking Germany
Consumer Banking Germany – mainly centered around the activities of Postbank – expanded its installment loan business and benefitted from growth in the private mortgage lending business. We regard the market-wide recognition of our internet presence as a sign of success. Postbank has taken on a leading position in online banking, as confirmed by "CHIP" magazine and the PASS Online Banking Award in 2012.

Due to the good progress made in the integration of Postbank, we were able to realize revenue and cost synergies. We continued to reduce our risks in Postbank investment portfolios. The majority of the assets not attributable to core business were transferred to the new Non-Core Operations Unit in the fourth quarter of 2012 as part of our Strategy 2015+. Postbank sold its Asset Management to Deutsche Bank's subsidiary DWS Investments.

Milestones in Postbank's integration were the increase in our stake from 53.1% at the end of 2011 to 94.1% at the end of 2012 as well as the effective date of the domination and profit and loss transfer agreement, which facilitates the harmonization of policies, reporting activities, management structures and risk management.

An integral part of our Consumer Banking Germany franchise is norisbank. In 2012, we repositioned norisbank as a pure online bank and closed its branches. norisbank's skilled workforce is now strengthening the branch-based staff of Deutsche Bank and Postbank.

Our priorities

PBC aspires to be among Europe's leading retail banks with a strong business in Germany and selected international locations. We will continue to strengthen PBC by focussing our Advisory Banking business under the Deutsche Bank brand and Consumer Banking under the Postbank brand. An integrated IT and service platform as well as harmonized end-to-end processes will help to reduce costs.

We want to increase our revenues in a challenging environment, while focussing on low-risk lending in Germany and selective growth in Europe. In Advisory Banking Germany, we want to increase our earnings through a profitable expansion of our lending business and by improving processes. Consumer Banking Germany aims to achieve higher earnings in customer business by increasing capital efficiency. In the European market, our affluent private and business clients are becoming increasingly important to our profitability. Especially in southern Europe, we will continue to apply strict cost and risk discipline. We want to improve capital efficiency through selective lending growth and repricing measures. The intensification of our partnership with Hua Xia Bank and our organic growth in India will build on PBC's success in Asia.

02–17

Income before income taxes by business division

Total of €1,524 m. at year end 2012


470
Advisory
Banking
Germany*
543
Advisory
Banking
International
511
Consumer Banking
Germany

* Including Deutsche Bank Bauspar AG and norisbank GmbH
Figures rounded

The IT and service platform Magellan is scheduled for completion in stages over the next few years and will facilitate significant efficiency gains and revenue synergies. As the foundation for the PBC Powerhouse, this joint platform will initially be implemented for Advisory and Consumer Banking Germany. We expect both businesses to benefit from the cost reductions resulting from the organizational and business alignment and from platform integration. In a second step, Magellan will be implemented across Europe. The aim is to become the first European bank with standardized, state-of-the-art infrastructure across all retail banking services. Innovative and easy-to-use applications and tools will support our advisory capabilities. "DB Spar" (DB Savings), the first module of the joint IT and service platform for the whole of PBC, had a good start in 2012 – without any disruptions in daily business. The tool was launched at Deutsche Bank first, followed by Postbank. The optimization of centralized functions and the reduction of administrative activities in the branches will contribute to an improvement in the bank's results.

PBC is working towards its ambitious objective of generating income before income taxes of about €3 billion once key benefits from Postbank's integration are achieved in 2015.

Clients – Non-Core Operations Unit
Reducing risk, freeing up capital

02–18

Pro-forma Basel 3 risk-weighted asset equivalents by assigning business

Total of €125 bn. as of September 30, 2012*


2.5%
Asset & Wealth Management
11.6%
Corporate Investments
16.8%
Private & Business Clients
69.1%
Corporate Banking & Securities

* Risk-weighted assets plus equivalents of capital deduction items; Basel 3 fully loaded. Breakdown excludes €22.6 bn. operational risk

During the fourth quarter of 2012, Deutsche Bank established its Non-Core Operations Unit (NCOU) as a major element of Strategy 2015+. The primary objective of the newly created unit is to accelerate the de-risking of assets not related to Deutsche Bank's core activities in order to free up capital for the bank's core business. To achieve this goal, a number of measures will be taken, including the sale of assets or hedging of positions. In addition, with the establishment of the NCOU, Deutsche Bank intends to improve transparency in the reporting of its non-core positions.

The NCOU operates as a separate corporate division alongside Deutsche Bank's four core businesses. It manages assets with a value of €97 billion and Basel 3 risk-weighted asset (RWA) equivalents of €106 billion as of December 31, 2012.

In carrying out targeted de-risking activities, the NCOU will prioritize the exiting of positions with less favorable capital and risk return profiles to enable the bank to strengthen its core Tier 1 capital ratio under Basel 3. During the fourth quarter of 2012, the bank already made significant progress in these targeted de-risking activities.

Governance

We have implemented separate sets of responsibilities to ensure that we maintain a clear segregation of business and control functions. Furthermore, in order to ensure that the management of the segment is autonomous from the core business units, representatives from the core businesses are not part of the NCOU Executive Committee.

Portfolio

The NCOU's portfolio includes activities that will not form part of the bank's core businesses in the future. Major components include securitized assets with large capital absorption and low returns; assets negatively affected by business, environmental, legal or regulatory changes; as well as businesses in run-off or for sale. Selected liabilities were also transferred to the NCOU according to comparable criteria. Examples of these liabilities include legacy bond issuance formats and various other short-term liabilities that are linked to reassigned assets.

Excerpt from segment reporting (Non-Core Operations Unit[1])

The Non-Core Operations Unit Corporate Division recorded income before income taxes of €(2.9) billion in 2012 (2011: €(2.1) billion). Net revenues increased by €179 million compared to 2011 and are driven by the timing and nature of specific items. In 2012, such specific items included negative effects related to refinements of the credit valuation adjustment (CVA) methodology of €203 million, mortgage repurchase costs of €233 million, losses from sales of capital-intensive securitization positions and various impairments. Revenues in 2011 were impacted by impairment charges of €457 million related to Actavis Group as well as impairments on Greek Government bonds. Noninterest expenses increased by €751 million compared to 2011, to €3.3 billion. The increase was mainly driven by specific items such as litigation charges, settlement costs and impairments.

in € m.	2012	2012
Net revenues	1,058	879
Total provision for credit losses	634	385
Noninterest expenses	3,305	2,554
Income before income taxes	(2,914)	(2,074)
Risk-weighted assets	80,295	103,810
Assets	97,265	134,712

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2012 (Management Report).

02–19
Accelerated de-risking
Risk-weighted asset equivalents in € bn.*


150
75
0
105
110
141
106
Dec 31, 2011
Jun 30, 2012
Jun 30, 2012
Dec 31, 2012

Basel 2.5
Basel 3
* Risk-weighted assets plus equivalents of capital deduction items; Basel 3 fully loaded

The assets and liabilities of this business segment were clearly segregated from our core businesses with a one-time reassignment. Allocation to the respective group companies or legal entities, however, remains unchanged. The divisions that contributed assets and liabilities therefore maintain a strong interest in the success of the NCOU.

The bulk of the RWAs have been reassigned from Corporate Banking & Securities and include credit correlation trading positions, securitized assets, exposures to monoline insurers and assets reclassified under IAS 39. Chart 02–18 Assets reassigned from Private & Business Clients include Postbank commercial real estate assets outside of the bank's core markets, Postbank capital-intensive structured credit products, selected foreign residential mortgages and other financial investments, such as the portfolios of structured loans and credit exposures to business partners in Greece, Italy, Ireland, Portugal and Spain, which have already been subject to de-risking for a number of years.

NCOU's portfolio also contains all the assets previously booked and managed in the Corporate Investments division. These are the bank's global principal investment activities that are not part of our core business activities. It includes our stakes in the port operator Maher Terminals, the Cosmopolitan of Las Vegas and BHF-Bank. During the fourth quarter of 2012, Deutsche Bank completed the sale of Actavis Group from the Corporate Investments division.

Successful launch

By December 31, 2012, Deutsche Bank was already able to reduce the risk-weighted asset equivalent within the NCOU to €106 billion, Chart 02–19, and thus to free up a significant amount of capital for its core business activities. During the first quarter of 2013, we further reduced the non-core RWA equivalent to approximately €90 billion through the sale of highly capital-intensive assets. Going forward, the reduction in non-core assets will continue, yet the pace of the reduction in assets and associated capital demand is anticipated to decline as the economic rationale of the early exit of assets with lower risk weights is less compelling. The NCOU will continually evaluate the rationale of exiting positions versus holding them in order to optimize shareholder value.

Staff
New standards to evaluate performance

02–20
Staff numbers
In thousands at year end*


100
50
0
80.5
77.1
102.1
101.0
98.2
08
09
10
11
12

* Full-time equivalents

In 2012, the number of staff employed on a full-time basis by Deutsche Bank Group declined by 2,777 to 98,219. Excluding businesses sold, the number of staff dropped by 2,611. Chart 02–20

In Corporate Banking & Securities the total number of staff decreased by 1,390. This was primarily due to adjustments in capacity initiated to address the difficult market situation and restructuring measures launched in the third quarter. In Global Transaction Banking, the number of employees remained virtually unchanged from 2011. The number of staff in Asset and Wealth Management went down by 473. This was largely attributable to the process of combining the various business lines in this one division, but also to market developments. Total staff in Private & Business Clients declined by 1,073, mainly as a result of further progress made with the integration of Postbank. The number of staff in areas assigned to the Non-Core Operations Unit fell by 326. In our Infrastructure operations, staff numbers increased by 398, largely due to regulatory requirements and the continued expansion of our service centers.

The regional structure of Deutsche Bank's workforce remained stable in 2012: The percentage of our workforce employed in Germany stood at 47.1% in 2012 (2011: 46.9%). Chart 02–21

How do we evaluate performance?

To support a culture of responsibility, Deutsche Bank launched its "High Performance Principles" in 2011. These aim to enhance the feedback culture and contribute to a more differentiated approach in the evaluation of performance. Two evaluation components were used in the appraisals of all managers and employees for the first time. In addition to rating the actual achievement of each employee's objectives, how they are achieved is also assessed. To be able to measure how the objectives are achieved and to establish standard principles for this process, new Performance Standards were introduced in 2012, which set out the desired behavior for all staff members.

Differentiating performance and letting people know where they stand are essential to motivating them. Employees' performance ratings are taken into account in compensation and promotion decisions. In addition, we identify our employees' potential for development. This combination of performance-based incentives and feedback is key to reinforcing the bank's high-performance culture and to delivering sustainable, leading business performance based on our core values.

In 2012, over 52,000 employees took part in the Group-wide DBPeople Survey. The commitment index, a measure of staff loyalty to the company, improved by one percentage point compared to 2011 and, at 73%, reached one of the highest levels since the survey was launched in 1999.

02–21
Regional deployment of staff
In % at year end 2012*


18.1%
Asia Pacific
47.1%
Germany
10.5%
Americas
24.3%
Europe (excl. Germany, Middle East and Africa)

* Full-time equivalents

Aligning compensation to long-term sustainability

The bank identified compensation as a key part of its cultural change initiative. In an initial step in 2012, the vesting structure of the deferred equity awards for the Senior Management Group was changed. Instead of vesting in several tranches over three years, there is one award disbursed after a vesting and retention period of five years. The awards also carry performance conditions throughout the five-year period linked to both the performance of the bank and the employee's respective division. The introduction of the five-year vesting period for deferred compensation goes beyond existing regulatory requirements.

The level of variable compensation as a percentage of net revenues fell in 2012 as in previous years.

Further details on compensation changes are included in our Compensation Report 2012. Please refer to the Financial Report 2012, page 195ff.

Approximately 20,500 employees from 37 countries participated in our broad-based Global Share Purchase Plan in 2012. This represents more than a third of all eligible employees worldwide and 55% in Germany. It offers employees the opportunity to purchase Deutsche Bank shares in monthly installments. At the end of the purchase cycle, Deutsche Bank matches the shares acquired at a ratio of one to one up to a maximum of ten free shares.

We promote diversity

The expertise and skills of our people are vital to delivering continued business success. We can only meet our business objectives if we succeed in recruiting talented people, retaining them and fostering their development.

In 2012, we had 2,016 young people in training globally, including more than 770 apprentices in Germany during the reporting year. 653 new university graduates also joined the bank. In Private & Business Clients we realigned our training concept under the motto "New Generation" in order to take the needs of young people into account.

Deutsche Bank continues to provide its employees with professional and personal development opportunities for the entire duration of their career. As well as conventional career development programs and individual measures at all levels, we also encourage employees to transfer within the organization, thus enabling them to gain exposure to new teams and new areas of the business. Giving employees diverse experiences improves performance.

Deutsche Bank, which operates in 72 countries and includes 136 nationalities among its employees, encourages a culture of diversity among its staff. This enables us to meet the varied expectations of our global client base. Regional Diversity committees are responsible for implementing our global diversity strategy in their respective areas. Our recruitment guidelines require all applications to be considered regardless of gender, age or ethnicity.

02–22
Increased ratio of women in management positions*
In % at year end


20
10
0
15.3
15.8
16.2
17.1
18.0
08
09
10
11
12

* Female Managing Directors and Directors

Between the end of 2010 and the end of 2012, the percentage of female management staff increased from 29.3% to 30.8%. The ratio of female senior managers increased from 16.2% to 18.0%. Chart 02–22 In line with the voluntary self-commitment undertaken together with the other DAX 30 companies in 2011, our aim is to increase the ratio of female senior executives at the Managing Director and Director levels to 25% and the proportion of female management staff at the Managing Director, Director, Vice President, Assistant Vice President and Associate levels to 35% by the end of 2018, subject to applicable laws worldwide.

With the ATLAS (Accomplished Top Leaders Advancement Strategy) program, Deutsche Bank offers tailored training and sponsoring for a select group of female Managing Directors. Each ATLAS participant works with a senior sponsor who facilitates cross-divisional visibility and provides career advice. Now in its fourth year, ATLAS won the Opportunity Now Excellence in Practice Awards 2012 in the United Kingdom.

Supporting health, family and flexibility

The health and well-being of our employees around the world is of crucial importance to the bank. A wide variety of regional and local programs and initiatives are available to our staff, including an exclusive, service-oriented company health-insurance scheme in Germany. Moreover, we offer comprehensive support services to employees going through difficult professional or personal circumstances. We additionally foster the mental health of our employees by offering guidance on stress management with the help of online or traditional classroom-based training courses.

In many countries, Deutsche Bank offers onsite medical care or direct access to renowned hospitals and medical facilities. Preventive care is important to us. For example, we provide flu vaccinations, subsidies for health club memberships, company sports events and health fairs. While on business trips, our employees have comprehensive access to a full range of medical and emergency services from a world-leading global security and medical assistance provider.

In Germany, we are currently developing a new online health portal, where staff can find advice and information on our offers in the areas of health, work-life balance and nutrition.

A range of flexible working time arrangements are provided, enabling employees to work and manage their time more effectively. These include opportunities for teleworking in some locations and other options for mobile working arrangements. Where local circumstances allow, we support employees with their family commitments, especially childcare. Worldwide, we have established around 400 childcare places near employees' places of work. Deutsche Bank also offers support for parents returning to work from parental leave.

Society
Increased awareness of corporate responsibility

02–23
SAM sustainability rating 2012
Financial services companies
Index ceiling = 100


100
50
0
81
69
91
54
67
51
78
59
Eco-nomic criteria
Environ-mental criteria
Social criteria
Total

Global Average
Deutsche Bank
Source: SAM Research Inc.

2012 was a year of transition for Deutsche Bank. The new management team announced Strategy 2015+, which lays down the strategic direction of our business over the next few years. An extensive cultural change is one of the key levers of this strategy. Building on our strengths and achievements to date, we intend to create added value in accordance with society's values. Success in business must incorporate social criteria and be sustainable, not just in the economic sense, but also from an environmental and social perspective.

In 2012, some of our banking activities attracted criticism, including issues surrounding food speculation, the funding of cluster munitions production and transactions in the energy sector. We take these concerns seriously, and we are adapting our business practices wherever it appears necessary following an in-depth dialogue with our stakeholders and a thorough analysis of the facts.

Deutsche Bank's Environmental and Social Risk Framework was introduced in 2011 to address the increasing relevance of environmental and social risks. Significant progress was achieved in 2012 in the ongoing roll-out of the framework across the business divisions and regions.

In the initial phase of implementation, special emphasis was given to reviewing transactions in investment banking in sensitive sectors, such as the extraction of raw materials, agriculture, forestry and energy. These activities are handled in our Corporate Banking & Securities and Global Transaction Banking Corporate Divisions. With the support of the Group Reputational Risk Committee, guidelines were extended to cover other activities as well. 102 transactions were escalated in 2012 to the regional and divisional reputational risk committees or to the Group Reputational Risk Committee on the basis of environmental or social criteria.

Our clients rightly expect to receive advice from us which gives a balanced picture of risks and opportunities and focuses on their needs. With this in mind, we introduced a Code of Values for our Private & Business Clients Corporate Division. This sets out quality standards for the sale of our products.

Our Asset and Wealth Management Corporate Division managed €3.7 billion in assets invested in accordance with environmental, social and governance (ESG) criteria at the close of 2012. Investments include thematic funds in the area of climate change. In 2012, we intensified the integration of ESG criteria in our internal investment portal, therefore enabling them to be included more readily in our mainstream analysis processes. Improvements included adding carbon ratings and a carbon reporting tool for the fixed income section of our investment portal and extending ESG ratings to the corporate and sovereign fixed income research platform for developed and emerging markets. In 2012, Deutsche Bank also launched the Global Commercial Microfinance Consortium II fund, which achieved a volume of US$ 100 million.

02–24

Regional split of global social responsibility investments

Total of €82.7 m. in 2012


11%
Europe
(excl. Germany, UK), Middle East and Africa
42%
Germany
11%
Asia Pacific
(incl. Japan)
14%
UK
22%
Americas

As part of its commitment to containing the impact of climate change, Deutsche Bank set itself the target of reducing its global carbon footprint by 20% a year and making its operations carbon-neutral. We achieved this goal by the end of 2012, for example, by investing in energy efficiency projects and by using electricity from renewable energy sources. Our broad basket of climate change-related activities earned Deutsche Bank a place in the Carbon Disclosure Leadership Index (CDLI) for the first time. The index sets the benchmark for the quality of reporting and measures to address climate change and lists. 33 companies worldwide.

To foster a culture of responsibility, Deutsche Bank rolled out a set of newly defined Performance Standards in 2012. In addition to rating the actual achievement of targets, how they are achieved is assessed more intensively. In the interests of sustainability and long-term goals, Deutsche Bank also initiated the transition towards a new compensation model.

With a total investment of €82.7 million in social and cultural projects, Deutsche Bank and its foundations were again among the world's most active corporate citizens in 2012. Chart 02–24 In addition, more than 19,500 Deutsche Bank employees around the world (24% of global staff) participated in community projects, dedicating almost 30,000 days as corporate volunteers in just one year.

In 2012, we rolled out our annual Global Impact Tracking (GIT) across all regions to monitor the effectiveness of our social investments. With this tool, we track the impact of our programs and systematically collect feedback from our community partners. The evaluation of all flagship projects (with a minimum investment of €25,000 each) confirms that our activities are evenly allocated across our three key areas of activity – education, social investments, as well as art & music. The main beneficiaries of our flagship programs are children and young people. We support 37% of the initiatives for a period of one to three years and 40% for four years or more. This demonstrates the long-term focus of our social commitment.

Read more about how we fulfill our corporate responsibility and which initiatives we support in Deutsche Bank's Corporate Responsibility Report 2012 or on our CR portal ▸www.db.com/responsibility.



Delivering in a changed environment

I am proud to be part of a team that embraces diversity. Deutsche Bank believes that our differences are a source of strength and is committed to leveraging these to deliver in a changed environment. I am grateful to Deutsche Bank for helping me to grow personally and professionally.

Li Sar Oon,
Deutsche Bank AG,
Asia Pacific Head Office,
Singapore



The video statement by Li Sar Oon is available at www.db.com/12/staff

03 -

Consolidated Financial Statements / Excerpts

For notes and other detailed information (including footnotes), see Financial Report 2012 (Consolidated Financial Statements).

Statement of Income

Statement of Income

in €m.	2012	2011	2010
Interest and similar income	32,242	34,878	28,779
Interest expense	16,351	17,433	13,196
Net interest income	**15,891**	**17,445**	**15,583**
Provision for credit losses	1,721	1,839	1,274
Net interest income after provision for credit losses	**14,170**	**15,606**	**14,309**
Commissions and fee income	11,510	11,544	10,669
Net gains on financial assets/liabilities at fair value through profit or loss	5,599	3,058	3,354
Net gains (losses) on financial assets available for sale	301	123	201
Net income (loss) from equity method investments	159	(264)	(2,004)
Other income (loss)	281	1,322	764
Total noninterest income	**17,850**	**15,783**	**12,984**
Compensation and benefits	13,526	13,135	12,671
General and administrative expenses	15,016	12,657	10,133
Policyholder benefits and claims	414	207	485
Impairment of intangible assets	1,886	–	29
Restructuring activities	394	–	–
Total noninterest expenses	**31,236**	**25,999**	**23,318**
Income before income taxes	**784**	**5,390**	**3,975**
Income tax expense	493	1,064	1,645
Net income	**291**	**4,326**	**2,330**
Net income (loss) attributable to noncontrolling interests	54	194	20
Net income attributable to Deutsche Bank shareholders	237	4,132	2,310

Earnings per Common Share[1]

in €	2012	2011	2010
Basic	0.25	4.45	3.07
Diluted[2]	0.25	4.30	2.92
Number of shares in million[1]			
Denominator for basic earnings per share – weighted-average shares outstanding	934.1	928.0	753.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	959.9	957.3	790.8

[1] The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010, to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.
[2] Includes numerator effect of assumed conversions. For further detail please see Note 11 "Earnings per Common Share".

Balance Sheet

Assets

in €m.	Dec 31, 2012	Dec 31, 2011
Cash and due from banks	27,885	15,928
Interest-earning deposits with banks	119,548	162,000
Central bank funds sold and securities purchased under resale agreements	36,570	25,773
Securities borrowed	23,947	31,337
Financial assets at fair value through profit or loss		
Trading assets	245,538	240,924
Positive market values from derivative financial instruments	768,316	859,582
Financial assets designated at fair value through profit or loss	187,027	180,293
Total financial assets at fair value through profit or loss of which €89 billion and €87 billion were pledged to creditors and can be sold or repledged at December 31, 2012, and 2011, respectively	1,200,881	1,280,799
Financial assets available for sale of which €0 billion and €9 billion were pledged to creditors and can be sold or repledged at December 31, 2012, and 2011, respectively	49,379	45,281
Equity method investments	3,577	3,759
Loans of which €2 billion and €3 billion were pledged to creditors and can be sold or repledged each year ending December 31, 2012 and 2011	397,279	412,514
Property and equipment	4,963	5,509
Goodwill and other intangible assets	14,219	15,802
Other assets	123,973	154,794
Assets for current tax	2,390	1,870
Deferred tax assets	7,718	8,737
Total assets	2,012,329	2,164,103

Liabilities and equity

in €m.	Dec 31, 2012	Dec 31, 2010
Deposits	577,202	601,730
Central bank funds purchased and securities sold under repurchase agreements	36,144	35,311
Securities loaned	3,109	8,089
Financial liabilities at fair value through profit or loss		
Trading liabilities	54,914	63,886
Negative market values from derivative financial instruments	752,706	838,817
Financial liabilities designated at fair value through profit or loss	109,166	118,318
Investment contract liabilities	7,732	7,426
Total financial liabilities at fair value through profit or loss	924,518	1,028,447
Other short-term borrowings	69,060	65,356
Other liabilities	169,544	187,816
Provisions	5,110	2,621
Liabilities for current tax	1,589	2,524
Deferred tax liabilities	1,455	1,789
Long-term debt	158,097	163,416
Trust preferred securities	12,091	12,344
Total liabilities	1,957,919	2,109,443

Shareholders' equity

Common shares, no par value, nominal value of €2.56	2,380	2,380
Additional paid-in capital	23,778	23,695
Retained earnings	29,198	30,119
Common shares in treasury, at cost	(60)	(823)
Accumulated other comprehensive income, net of tax	(1,293)	(1,981)
Total shareholders' equity	54,003	53,390
Noncontrolling interests	407	1,270
Total equity	54,410	54,660
Total liabilities and equity	2,012,329	2,164,103

Group Five-Year Record

Balance Sheet in €m.	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Total assets	2,012,329	2,164,103	1,905,630	1,500,664	2,202,423
Loans	397,279	412,514	407,729	258,105	269,281
Total liabilities[1]	1,957,919	2,109,443	1,855,262	1,462,695	2,170,509
Total shareholders' equity[1]	54,003	53,390	48,819	36,647	30,703
Noncontrolling interests	407	1,270	1,549	1,322	1,211
Tier 1 capital[2]	50,483	49,047	42,565	34,406	31,094
Total regulatory capital[2]	57,015	55,226	48,688	37,929	37,396

Income Statement in €m.	2012	2011	2010	2009	2008
Net interest income	15,891	17,445	15,583	12,459	12,453
Provision for credit losses	1,721	1,839	1,274	2,630	1,076
Commissions and fee income	11,510	11,544	10,669	8,911	9,741
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,599	3,058	3,354	7,109	(9,992)
Other noninterest income (loss)	741	(1,181)	(1,039)	(527)	1,411
Total noninterest income	17,850	15,783	12,984	15,493	1,160
Compensation and benefits	13,526	13,135	12,671	11,310	9,606
General and administrative expenses	15,016	12,657	10,133	8,402	8,339
Policyholder benefits and claims	414	207	485	542	(252)
Impairment of intangible assets	1,886	–	29	(134)	585
Restructuring activities	394	–	–	–	–
Total noninterest expenses	31,236	25,999	23,318	20,120	18,278
Income (loss) before income taxes	784	5,390	3,975	5,202	(5,741
Income tax expense (benefit)	493	1,064	1,645	244	(1,845)
Net income (loss)	291	4,326	2,330	4,958	(3,896
Net income (loss) attributable to noncontrolling interests	54	194	20	(15)	(61
Net income (loss) attributable to Deutsche Bank shareholders	237	4,132	2,310	4,973	(3,835

Key figures	2012	2011	2010	2009	2008
Basic earnings per share[3]	€0.25	€4.45	€3.07	€7.21	€12.29
Diluted earnings per share[3]	€0.25	€4.30	€2.92	€6.94	€11.80
Dividends paid per share in period	€0.75	€0.75	€0.75	€0.50	€4.00
Return on average shareholders' equity (post-tax)	0.4%	8.2%	5.5%	14.6%	17.9%
Pre-tax return on average shareholders' equity	1.3%	10.2%	9.5%	15.3%	24.1%
Cost/income ratio	92.6%	78.2%	81.6%	72.0%	69.6%
Core Tier 1 capital ratio[2]	11.4%	9.5%	8.7%	8.7%	6.9%
Tier 1 capital ratio[2]	15.1%	12.9%	12.3%	12.6%	8.6%
Total capital ratio[2]	17.1%	14.5%	14.1%	13.9%	11.6%
Employees (full-time equivalent)[4]	98,219	100,996	102,062	77,053	78,291

[1] The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of €(24) million for December 31, 2010.
[2] Figures presented for 2012 and 2011 are based on the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as "Basel 2.5", as implemented in the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). Figures presented for 2010, 2009 and 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 ("Basel 2") as adopted into German law by the German Banking Act and the Solvency Regulation. The capital ratios relate the respective capital to risk weighted assets for credit, market and operational risk. Excludes transitional items pursuant to Section 64h (3) of the German Banking Act.
[3] The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.
[4] Deutsche Postbank aligned its FTE definition to Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated).



Delivering in a changed environment

We were the first financial institution to draw on financing from the Africa Agriculture and Trade Investment Fund (AATIF), a development fund dedicated to promoting agriculture and trade in Africa. As the AATIF's manager and PTA Bank's long-term business partner, Deutsche Bank initiated contacts for us, provided us with good terms and conditions and helped us to establish successful business relationships.

Admassu Tadesse,
CEO of PTA Bank,
Bujumbura, Burundi



The video statement by Admassu Tadesse is available at www.db.com/12/society
For further information on AATIF see www.aatif.lu

04 -

Further Information

Glossary

A

Alternative assets/investments
Direct investments in ▸private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buy-out funds, venture capital funds and ▸hedge funds.

American Depositary Receipts (ADRs)
Negotiable certificates issued by U.S. banks and representing non-American equities deposited with them. ADRs simplify, reduce the cost of and accelerate trading in the American securities markets.

Asset-backed securities (ABS)
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets ▸securitization.

Average active equity
We calculate active equity to make it easier to compare us to our competitors and refer to active equity in several ratios. However, active equity in not a measure provided for in ▸International Financing Reporting Standards and you should not compare our ratios based on average active equity to other companies' ratios without considering the differences in the calculation. The items for which we adjust the average shareholders' equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the Annual General Meeting.

Award
In the context of variable compensation: compensation components granted on a deferred basis.

B

Basel 2
Recommendations for international capital adequacy standards adopted by the Basel Committee on Banking Supervision, widely referred to as Basel 2 capital framework, which aligns capital requirements more closely with the underlying risks.

Basel 2.5
Proposals of the Basel Committee on Banking Supervision originally dated July 2009 for the reform of the Basel framework in the wake of the financial crisis. The minimum capital requirements mainly comprise the introduction of new measures for market risk as well as governance, risk management and compensation standards and disclosure requirements and focusing on securitizations. On the level of the European Union, Basel 2.5 has been implemented in the Capital Requirements Directives (CRDs) 2 and 3.

Basel 3
Revision of the international capital adequacy standards adopted by the Basel Committee on Banking Supervision, which was endorsed by the G-20 summit in November 2010. The aim of the revision is to strengthen global capital and liquidity rules, promoting a more resilient banking sector. During a transition period until 2019 the revised standards will not only increase the minimum capital requirements for banks but also introduce an additional capital conservation buffer as well as a bank-specific countercyclical capital buffer. Basel 3 will also introduce an internationally harmonized liquidity framework for the first time with strict short and long-term ratios. The new rules will be adopted into German law by means of the ▸German Solvency Regulation.

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buy-out
Purchase (in full or in part) of a company or specific corporate activities.

C

Carbon Performance Leadership Index (CPLI)
Companies in the Carbon Disclosure Project's Carbon Performance Leadership Index (CPLI) demonstrate a clear commitment to managing their greenhouse gas emissions and taking action on climate change. Organizations that work to reduce their emissions and integrate climate change issues into their business strategies have the potential to generate cost savings, opportunities for revenue and, ultimately, a more resilient future.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Compliance
Entirety of measures adopted to ensure that relevant laws, rules and internal regulations are adhered to and to prevent legal or regulatory sanctions as well as financial or reputational damage.

Comprehensive risk measure
Measure of potential losses within the correlation trading portfolio that will not be exceeded with a probability of 99.9% during a one-year portfolio holding period. It may be used subject to supervisory approval.

Core Tier 1 capital
Defined as ▸Tier 1 capital without ▸hybrid capital instruments. Consists of share capital and reserves, adjusted by regulatory items.

Corporate finance
General term for capital market-related, innovative financing services to satisfy special consulting requirements in business with corporate customers.

Corporate trust
Those services that banks provide in which the bank acts as an independent third party to monitor the issuance of securities to investors. In these transactions, the bank is often appointed as trustee, registrar (maintaining a record of owners of securities) or paying agent (making payments of interest and principal on securities issued by the client). Corporate trust services can also come in the form of agency appointments where one or more clients want the bank to hold cash or securities as an independent party – for example, in escrow agreements.

Correlation
Reciprocal relationship between at least two variables (e.g. assets). It can be positive, in which case the variables move in the same direction, or negative when they move in opposite directions. However, correlation says nothing about causality (i.e. cause/effect). Correlation is an important tool used in asset allocation to diversify and/or hedge risks.

Correlation Trading Portfolio
Comprises securitizations, nth-to-default credit derivatives and corresponding hedges that fulfill strict eligibility criteria regarding the securitized portfolio and liquidity in the trading book. It may be exempt from the application of the market risk standardized approach. Capital requirements are instead based on the ▸comprehensive risk measure.

Cost/income ratio
A ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.

Credit trading
Trading in loan or credit-related products.

Custody
Custody and administration of securities as well as additional securities services.

D

Debt products
Tradable instruments representing a liability or claim with respect to assets of one or more private or public sector entities. The phrase also denotes a broader range of instruments including foreign exchange and commodity contracts.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include ▸swaps, ▸options and ▸futures.

DJSI
Dow Jones Sustainability Indexes are an index family tracking the member companies' ecological and social achievements. Deutsche Bank has been listed in the DJSI World and the DJSI STOXX ever since they were first launched.
▸www.sustainability-index.com

E

Earnings per share
Key figure determined according to ▸International Financing Reporting Standards and expressing a company's net income attributable to its shareholders in relation to the average number of common shares outstanding. Apart from basic earnings per share, diluted earnings per share must also be reported if the assumed conversion and exercise of outstanding share options, unvested deferred share awards and convertible debt and certain forward contracts could increase the number of shares.

Environmental, Social and Governance (ESG)
This term is used to express whether and how environmental and social aspects as well as corporate governance standards are considered when taking decisions.

Equity capital markets (ECM)
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

F

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Family office
Financial services that are designed for families with very large and complex portfolios of assets and that protect customers' interests on the basis of absolute independence through optimal management and comprehensive coordination of individual wealth components.

Financial supply chain management
Optimization of financial payments along the supply chain.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

G

German Solvency Regulation
German regulation governing the capital adequacy of institutions, groups of institutions and financial holding groups which adopted the revised capital framework of the Basel Committee from 2004 with further amendments in 2009, widely referred to as ▸Basel 2.5, into German law.

Group Reputational Risk Committee (GRRC)
The GRRC is a permanent subcommittee of the Risk Executive Committee and is chaired by a member of the Management Board. The GRRC performs the Group-wide oversight and coordination of the Reputational Risk Management program on behalf of the Management Board. Further, the GRRC ensures the approval of the regional and divisional reputational risk escalation structures, a review and final determinations on all reputational risk issues and guidance on Group-wide reputational risk topics.

H

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and ▸derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

Hybrid capital instruments
Characterized by profit-related interest payments. Under banking supervisory regulations they are part of Tier 1 capital if interest payments are not accumulated in case of losses (noncumulative trust-preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in Tier 2 capital (for example cumulative trust preferred securities).

I

International Financial Reporting Standards (IFRS)
Financial reporting rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Their main objective is to present information that is useful in making economic decisions, especially for investors.

Investment banking
Generic term for capital market-oriented business. This primarily includes the issuing and trading of securities and their ▸derivatives, interest and currency management, ▸corporate finance, M&A advisory, structured finance and ▸private equity.

Investor relations
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is supplied on major corporate events, financial results, business strategy and the capital market's expectations of management. One objective of investor relations activities is to ensure that a company's equity is appropriately valued by the market.

L

Leveraged buy-out
Debt-financed purchase of all or parts of a company or specific activities of a company. Interest and principal payments are financed from the acquired company's future revenues.

Leveraged debt capital markets
Business activities with clients whose balance sheets have a high percentage of debt vs. equity funding.

Liability Driven Investment (LDI)
A risk management philosophy taking into account the characteristics of the liabilities. The LDI approach is used, in particular, for defined benefit pension schemes and analyses the risk factors driving the development liabilities. An LDI strategy aims to align assets and liabilities by defining relative risk budgets (i.e. maximum drawdown of the funding ratio (assets divided by liabilities)).

M

Market Risk Standardized Approach
Applies to nth-to-default credit derivatives and securitizations in the trading book. The only exemption applies to the correlation trading portfolio, for which an internal model, the comprehensive risk measure, may be used subject to supervisory approval.

Microfinance fund
Social investment fund that channels capital to microfinance institutions in the developing world, which in turn supply financial services to underserved communities, typically through microloans and savings facilities for low-income individuals running small business ventures.

O

Option
Right to purchase (call option) or sell (put option) a specific asset (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

P

Portfolio
Part or all of one or all categories of assets (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.

Portfolio management
Management and administration of a ▸portfolio of securities for a client. This can involve the continous review of the portfolio and, if agreed with the client, purchases and sales.

Pre-tax return on average active equity
Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as income before income taxes less noncontrolling interests, as a percentage of ▸average active equity.

Prime services/brokerage
Suite of products, mainly for ▸hedge funds, including ▸clearing and settlement, ▸custody, reporting and financing of positions for institutional investors.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buy-out funds.

Q

Quantitative investments
▸Portfolios of equities, bonds as well as ▸hedge funds. Portfolios are managed in a systematic and regulated framework applying fundamental investment principles. The choice of investment is determined by the processing of large data volumes while applying quantitative methods and techniques.

R

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every exposure associated with an obligor.

Registered shares
Shares registered in a person's name. As required under stock company law, that person is registered in the share register with certain personal information and the number of shares owned. Only the persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Regulatory Capital
Capital for banks recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 2004 with further amendments in 2009. Capital according to ▸Basel 2.5 consists of:
- Tier 1 capital: primarily share capital, reserves and certain trust preferred securities,
- Tier 2 capital: primarily participatory capital, cumulative preference shares, long-term subordinated debt and unrealized gains on listed securities,
- Tier 3 capital: mainly short-term subordinated debt and excess Tier 2 capital.

Tier 2 capital, is limited to 100% of Tier 1 capital, and the amount of long-term subordinated debt that can be recognized as Tier 2 capital is limited to 50% of Tier 1 capital.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Risk-weighted assets (RWA)
Positions that carry credit, market and/or operational risk, weighted according to regulatory requirements. RWAs are regulatory capital requirements multiplied by 12.5, or in other words, capital requirements equal 8% of RWAs.

RWA equivalent
Defined as total risk-weighted assets (RWA) plus a theoretical amount for specific allocated core Tier 1 capital deduction items if these were converted into RWAs. RWAs are calculated in accordance with the currently valid ▸European CRD (Basel 2.5) and German legislation (▸German solvency Regulation). We also perform additional RWA equivalent calculations under proforma ▸Basel 3 rules.

S

Sarbanes-Oxley Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to major corporate and accounting scandals. Legislation established standards ranging from additional corporate board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
Creation of tradable securities (like shares or bonds) often from loan claims or cash flow claims from various kinds of financing through the issuance of securities, such as bonds or commerical paper.

Shareholder value
Management concept that focuses strategic and operational decision making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Sustainability
Denotes the interplay of economy, ecology and social responsibility with the objective of sustainably advancing the basis for human life while preparing it for the future.

Swaps
Exchange of one payment flow for another. Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating). Currency swap: exchange of interest payment flows and principal amounts in different currencies.

T

Tier 1 capital, Tier 2 capital, Tier 3 capital
Parts of ▸regulatory capital.

Trust & Securities Services
Broad range of administrative services for securities. They include, for example, securities custody, trust administration, issuing and paying agent services, depositary bank function for ▸American Depositary Receipts (ADRs).

U

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of International Financing Reporting Standards, the main objective is to provide information useful for making decisions, especially to investors.

Imprint/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 910 00
deutsche.bank@db.com

Investor Relations
Telephone: +49 69 910 380 80
db.ir@db.com

Photos

- Andreas Pohlmann, Munich pages 2, 8, 9, 10
- Sigrid Reinichs, Munich pages 16/17, 32/33, 40, 48, 51 62/63, 68/69 and cover

We will be pleased to send you the following publications relating to our financial reporting

Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2012 and Financial Report 2012.

- Annual Review 2012 (German/English)
- Financial Report 2012 (German/English)
- Corporate Responsibility Report 2012 (German/English)
- Annual Financial Statements and Management Report of Deutsche Bank AG 2012 (German/English)
- List of Advisory Council Members (German)

How to order

E-mail – Internet
service-center@bertelsmann.de
www.db.com/12

Fax
+49 1805 070808

Telephone
+49 1805 802200

Post
arvato logistics services
Bestellservice Deutsche Bank
Gottlieb-Daimler-Strasse 1
33428 Harsewinkel
Germany

Online

All publications relating to our financial reporting are available at:
www.db.com/12

Cautionary statement regarding forward-looking statements:
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of April 15, 2013 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

Climate neutral:
This report is climate neutral. The amount of greenhouse gas emissions caused by production and distribution (38t CO_2 equivalents) has been offset by additional investments in a high quality climate protection project.


MIX
Paper from
responsible sources
FSC
FSC® C010264

Wichtige Termine

2013

30. April 2013
Zwischenbericht zum 31. März 2013

23. Mai 2013
Hauptversammlung in der Festhalle
Frankfurt am Main (Messegelände)

24. Mai 2013
Dividendenzahlung

30. Juli 2013
Zwischenbericht zum 30. Juni 2013

29. Oktober 2013
Zwischenbericht zum 30. September 2013

2014

29. Januar 2014
Vorläufiges Jahresergebnis für das Geschäftsjahr 2013

20. März 2014
Geschäftsbericht 2013 und Form 20-F

29. April 2014
Zwischenbericht zum 31. März 2014

22. Mai 2014
Hauptversammlung in der Festhalle
Frankfurt am Main (Messegelände)

23. Mai 2014
Dividendenzahlung

29. Juli 2014
Zwischenbericht zum 30. Juni 2014

29. Oktober 2014
Zwischenbericht zum 30. September 2014

At Deutsche Bank, we remain firmly committed to our home market, Germany – and to our global franchise. We intend to grow, especially in the Asia Pacific region as well as North and South America.

One of the core objectives of our Strategy 2015+ is deep cultural change. We consider this to be imperative. At Deutsche Bank, we are determined to drive forward our work in this area and play a leading role in shaping cultural change in the financial sector. Several initiatives are already underway. We submitted Deutsche Bank's compensation practices to a review by an independent panel and have already implemented some of their recommendations. We have formulated a new set of ethical standards for our actions and continued to reinforce our control mechanisms.

Our objective with Strategy 2015+ is to prepare Deutsche Bank for the future. Deutsche Bank is a reliable partner – for clients, shareholders, staff and society.
Delivering in a changed environment

Close to our clients


Frankfurt am Main
London
New York
São Paulo

- Branch business with private and business clients
- Branch and/or subsidiary
- Representative offices (only)
- Major regional hub


Dubai
Hong Kong
Singapore

We aspire to be the leading client-centric global universal bank

We serve shareholders best by putting our clients first and by building a global network of balanced businesses underpinned by strong capital and liquidity.

We value our German roots and remain dedicated to our global presence.

We commit to a culture that aligns risks and rewards, attracts and develops talented individuals, fosters teamwork and partnership and is sensitive to the society in which we operate.

Deutsche Bank



Financial Report 2012
Delivering in a changed environment

Passion to Perform

Deutsche Bank

The Group at a glance

	2012	2011
Share price at period end	€ 32.95	€ 29.44
Share price high	€ 39.51	€ 48.70
Share price low	€ 22.11	€ 20.79
Basic earnings per share	€ 0.25	€ 4.45
Diluted earnings per share	€ 0.25	€ 4.30
Average shares outstanding, in m., basic	934	928
Average shares outstanding, in m., diluted	960	957
Return on average shareholders' equity (post-tax)	0.4 %	8.2 %
Pre-tax return on average shareholders' equity	1.3 %	10.2 %
Pre-tax return on average active equity[1]	1.3 %	10.3 %
Book value per basic share outstanding	€ 57.37	€ 58.11
Cost/income ratio	92.6 %	78.2 %
Compensation ratio	40.1 %	39.5 %
Noncompensation ratio	52.5 %	38.7 %
	in € m.	in € m.
Total net revenues	33,741	33,228
Provision for credit losses	1,721	1,839
Total noninterest expenses	31,236	25,999
Income before income taxes	784	5,390
Net income	291	4,326
	Dec 31, 2012 in € bn.	Dec 31, 2011 in € bn.
Total assets	2,012	2,164
Shareholders' equity	54.0	53.4
Common Equity Tier 1 capital ratio	11.4 %	9.5 %
Tier 1 capital ratio	15.1 %	12.9 %
	Number	Number
Branches	2,984	3,078
thereof in Germany	1,944	2,039
Employees (full-time equivalent)	98,219	100,996
thereof in Germany	46,308	47,323
Long-term rating		
Moody's Investors Service	A2	Aa3
Standard & Poor's	A+	A+
Fitch Ratings	A+	A+

[1] We calculate this adjusted measure of our return on average shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Pre-tax return on average active equity". However, this is not a measure of performance under IFRS and you should not compare our ratio based on average active equity to other companies' ratios without considering the differences in the calculation of the ratio. The items for which we adjust the average shareholders' equity of € 55.6 billion for 2012 and € 50.5 billion for 2011 are average accumulated other comprehensive income excluding foreign currency translation (all components net of applicable taxes) of € (197) million for 2012 and € (519) million for 2011, as well as average dividends of € 670 million in 2012 and € 617 million in 2011, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate).

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

01 –
Management Report

02 –
Consolidated Financial Statements

03 –
Confirmations

04 –
Corporate Governance Statement/ Corporate Governance Report

05 –
Supplementary Information

01 –

Management Report

Operating and Financial Review

Risk Report

Compensation Report

Operating and Financial Review

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our consolidated financial statements for the years ended December 31, 2012 and 2011 have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, which issued an unqualified opinion.

Deutsche Bank Group

Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany and one of the largest financial institutions in Europe and the world, as measured by total assets of € 2,012 billion as of December 31, 2012. As of that date, we employed 98,219 people on a full-time equivalent basis and operated in 72 countries out of 2,984 branches worldwide, of which 65 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

Following a comprehensive strategic review, we realigned our organizational structure in the fourth quarter 2012. We reaffirmed our commitment to the universal banking model and to our four existing corporate divisions. We strengthened this emphasis with an integrated Asset & Wealth Management Corporate Division that includes former Corporate Banking & Securities businesses such as exchange-traded funds (ETFs). Furthermore, we created a Non-Core Operations Unit. This unit includes the former Group Division Corporate Investments (CI) as well as non-core operations which were re-assigned from other corporate divisions.

As of December 31, 2012 we were organized into the following five corporate divisions:

- Corporate Banking & Securities (CB&S)
- Global Transaction Banking (GTB)
- Asset & Wealth Management (AWM)
- Private & Business Clients (PBC)
- Non-Core Operations Unit (NCOU)

The five corporate divisions are supported by infrastructure functions. In addition, we have a regional management function that covers regional responsibilities worldwide.

We have operations or dealings with existing or potential customers in most countries in the world. These operations and dealings include:

- subsidiaries and branches in many countries;
- representative offices in many other countries; and
- one or more representatives assigned to serve customers in a large number of additional countries.

Please see Note 05 "Business Segments and Related Information" of our consolidated financial statements for a table with our net revenues split by geographical region, based on our management reporting systems.

Management Structure

We operate the five corporate divisions and the infrastructure functions under the umbrella of a "virtual holding company". We use this term to mean that, while we subject the corporate divisions to the overall supervision of our Management Board, which is supported by infrastructure functions, we do not have a separate legal entity holding these five corporate divisions but we nevertheless allocate substantial managerial autonomy to them. To support this structure, key governance bodies function as follows:

The Management Board has the overall responsibility for the management of Deutsche Bank, as provided by the German Stock Corporation Act. Its members are appointed and removed by the Supervisory Board, which is a separate corporate body. Our Management Board focuses on strategic management, corporate governance, resource allocation, risk management and control, assisted by functional committees.

The Group Executive Committee was established in 2002. It comprises the members of the Management Board and senior representatives from our regions, corporate divisions and certain infrastructure functions appointed by the Management Board. The Group Executive Committee is a body that is not required by the Stock Corporation Act. It serves as a tool to coordinate our businesses and regions, discusses Group strategy and prepares recommendations for Management Board decisions. It has no decision making authority.

Within each corporate division and region, coordination and management functions are handled by operating committees and executive committees, which helps ensure that the implementation of the strategy of individual businesses and the plans for the development of infrastructure areas are integrated with global business objectives.

Corporate Divisions

Corporate Banking & Securities Corporate Division

Corporate Division Overview

CB&S is made up of the business divisions Corporate Finance and Markets. These businesses offer financial products worldwide including the underwriting of stocks and bonds, trading services for investors and the tailoring of solutions for companies' financial requirements.

The CB&S businesses are supported by the Credit Portfolio Strategies Group (CPSG), which was formerly known as the Loan Exposure Management Group (LEMG). CPSG has responsibility for a range of loan portfolios, actively managing the risk of these through the implementation of a structured hedging regime.

Effective in November 2012, following a comprehensive strategic review of the Group's organizational structure, CB&S was realigned as part of the Group's new banking model. This realignment covered three main aspects: the transfer of non-core assets (namely correlation and capital intensive securitization positions, monoline positions, and IAS 39 reclassified assets) to the NCOU; the transfer of passive and third-party alternatives businesses, such as ETF's, into the newly integrated AWM Corporate Division; and a refinement of coverage costs between CB&S and GTB.

Products and Services

Within our Corporate Finance Business Division, our clients are offered mergers and acquisitions, equity and debt financing and general corporate finance advice. In addition, we provide a variety of financial services to the public sector.

The Markets Business Division is responsible for the sales, trading and structuring of a wide range of fixed income, equity, equity-linked, foreign exchange and commodities products. The division aims to deliver solutions for the investing, hedging and other needs of customers. As part of the realignment of CB&S in November 2012, Rates and Flow Credit Trading businesses were integrated and the Structured Finance business was created to encompass non-flow financing and structured risk for clients across all industries and asset classes.

We exited our dedicated Equity Proprietary Trading business during 2010, following the exit of our dedicated Credit Proprietary Trading business during 2008. Along with managing any residual proprietary positions, we continue to conduct trading on our own account in the normal course of market-making and facilitating client business. For example, to facilitate customer flow business, traders will maintain short-term long positions (accumulating securities) and short positions (selling securities we do not yet own) in a range of securities and derivative products, reducing the exposure by hedging transactions where appropriate. While these activities give rise to market and other risk, we do not view this as proprietary trading.

All our trading activities are covered by our risk management procedures and controls which are described in detail in the Risk Report.

Distribution Channels and Marketing

In CB&S, the focus of our corporate and institutional coverage bankers and sales teams is on our client relationships. We have restructured our client coverage model so as to provide varying levels of standardized or dedicated services to our customers depending on their needs and level of complexity.

Global Transaction Banking Corporate Division

Corporate Division Overview

GTB delivers commercial banking products and services to corporate clients and financial institutions, including domestic and cross-border payments, financing for international trade, as well as the provision of trust, agency, depositary, custody and related services. Our business divisions consist of:

- Trade Finance and Cash Management Corporates
- Trust & Securities Services and Cash Management Financial Institutions

On April 1, 2010, we closed the acquisition of parts of ABN AMRO's commercial banking activities in the Netherlands.

Products and Services

Trade Finance offers local expertise, a range of international trade products and services (including short-term financing), custom-made solutions for structured trade and the latest technology across our international network so that our clients can better manage the risks and other issues associated with their cross-border and domestic trades.

Cash Management caters to the needs of a diverse client base of corporates and financial institutions. With the provision of a comprehensive range of innovative and robust solutions, we handle the complexities of global and regional treasury functions including customer access, payment and collection services, liquidity management, information and account services and electronic bill presentation and payment solutions.

Trust & Securities Services provides a range of trust, payment, administration and related services for selected securities and financial transactions, as well as domestic securities custody in more than 30 markets.

Distribution Channels and Marketing

GTB develops and markets its own products and services in Europe, the Middle East, Asia and the Americas. The marketing is carried out in conjunction with the coverage functions both in this division and in CB&S.

Customers can be differentiated into two main groups: (i) financial institutions, such as banks, mutual funds and retirement funds, broker-dealers, fund managers and insurance companies, and (ii) multinational corporations, large local corporates and medium-sized companies, predominantly in Germany and the Netherlands.

Asset & Wealth Management Corporate Division

Corporate Division Overview

With € 944 billion of invested assets as of December 31, 2012, Deutsche Bank AWM is one of the world's leading investment organizations. AWM helps individuals and institutions worldwide to protect and grow their wealth, offering traditional and alternative investments across all major asset classes. AWM also provides customized wealth management solutions and private banking services to high-net-worth and ultra-high-net-worth individuals and family offices.

AWM comprises former Private Wealth Management (PWM) and Asset Management (AM) businesses as well as passive and third party alternatives businesses that were re-assigned from CB&S to AWM in the fourth quarter 2012. The combined division has sizable franchises in both retail and institutional asset and wealth management, allowing both clients and Deutsche Bank Group to benefit from its scale. In addition, non-core assets and businesses were re-assigned from AWM to the NCOU in the fourth quarter 2012. AWM now consists of two major pillars: Investment Platform and Coverage/Advisory.

In November 2011, we completed the step-acquisition of Deutsche UFG Capital Management ("DUCM"), one of Russia's largest independent asset management companies. The transaction followed our exercise of a purchase option on the remaining 60 % stake. We now fully control DUCM, which was previously accounted for under the equity method.

Since March 2010, Sal. Oppenheim jr. & Cie. S.C.A. has been a wholly owned subsidiary of Deutsche Bank AG. All Sal. Oppenheim Group operations, including all of its asset management activities, the investment bank, BHF-BANK Group, BHF Asset Servicing GmbH (BAS) and Sal. Oppenheim Private Equity Partners S.A. were transferred to Deutsche Bank. The Equity Trading & Derivatives and Capital Markets Sales units were sold to Australia's Macquarie Group in the second quarter 2010, while BAS was sold to Bank of New York Mellon in the third quarter 2010. As of January 1, 2011, BHF-BANK was transferred from former PWM to former CI.

Products and Services

The Investment Platform offers capabilities across a diverse array of asset classes and covers the former AM businesses. The Investment Platform provides securities investment management and investment management of third party real property, infrastructure, private equity and hedge fund portfolios. In addition, the Investment Platform comprises the businesses transferred from CB&S, i.e., the passive investment business, including the ETF business, and third-party alternatives businesses as well as Abbey Life, which is a closed book life insurance business.

Finally, the Investment Platform also offers customized wealth management solutions and private banking services including lending and discretionary portfolio management.

The second major pillar of AWM is Coverage/Advisory, focusing on the connecting and engaging with clients. Beside the coverage of Institutional and Key Clients, this also includes the Wealth Management teams for Germany, Sal. Oppenheim, EMEA, Americas and APAC. Coverage/Advisory has a strong footprint in Europe and North America, and is expanding in emerging markets.

All businesses deliver superior service to their clients through a strong investment performance in a broader range of products and by providing customized advice and services, including strong risk management.

Distribution Channels and Marketing

A major competitive advantage for AWM is the fact that it is a private bank within Deutsche Bank, with its substantial investment banking, corporate banking and asset management activities. In order to make optimal use of the potential offered by cross-divisional cooperation, since 2007 AWM has established Key Client Teams in order to serve clients with very complex assets and highly sophisticated needs. Coverage offers these clients the opportunity to make direct additional purchases, co-invest in its private equity activities or obtain direct access to its trading units.

AWM Coverage/Advisory possesses well-established and worldwide internal distribution channels. It pursues an integrated business model to cater to the complex needs of high-net-worth clients and ultra-high-net-worth individuals, family offices and selected institutions. The relationship managers work within target customer groups, assisting clients in developing individual investment strategies and creating enduring relationships with our clients.

AWM also markets and distributes its offering through other business divisions of Deutsche Bank Group, notably PBC for retail customers and CB&S for institutional and corporate customer, as well as through third-party distributors.

Private & Business Clients Corporate Division

Corporate Division Overview

PBC operates under a single business model across Europe and selected Asian markets. PBC serves retail and affluent clients as well as small and medium sized business customers.

The PBC Corporate Division is organized into the following business units:

- Advisory Banking Germany, which comprises all of PBC's activities in Germany excluding Postbank.
- Advisory Banking International, which covers PBC's European activities outside Germany and PBC's activities in Asia including our stake in and partnership with Hua Xia Bank.
- Consumer Banking Germany, which mainly comprises the contribution of Postbank Group to the consolidated results of Deutsche Bank.

With establishment of the NCOU, PBC reassigned several business portfolios as well as non-strategic activities, in particular in non-strategic locations, into the new corporate division.

In 2012, we continued our balanced growth with a strategic focus on balance sheet based business, e.g. mortgages.

With the integration of Postbank, we strengthen and expanded our leading market position in our German home market, offering synergy potential and growth opportunities. By combining the businesses we aim at increasing the share of retail banking earnings in the results of the Group and further strengthening and diversifying the refinancing basis of the Group due to significantly increased volumes of retail customer deposits. Postbank continues to exist as a stand-alone stock corporation and remains visible in the market under its own brand. With the conclusion of the domination and profit and loss transfer agreement and the continued execution of the integration of Postbank into PBC, we seek to significantly progress towards our integrated business model and generate considerable revenue and costs synergies.

We have consolidated Deutsche Postbank Group since December 2010. Further information on the Postbank acquisition is included in Note 04 "Acquisitions and Dispositions".

In Europe we are focusing on low risk products and advisory services for affluent and business customers. Our profitable brand network operates in five major banking markets in Continental Europe: Italy, Spain, Portugal, Belgium and Poland.

In Asia, PBC operates a branch network supported by a mobile sales force in India and holds a 19.99 % stake in the Chinese Hua Xia Bank, with which it has a strategic partnership and cooperation arrangement. As part of this, we and Hua Xia Bank have jointly developed and distributed credit cards in China. In India, PBC currently has seventeen branches. India and China are considered Asian core markets for PBC. While further growing the franchise in India through continuous branch openings, our China strategy focuses on leveraging our stake in Hua Xia Bank.

Products and Services

PBC offers a similar range of banking products and services throughout Europe and Asia, with some variations among countries that are driven by local market, regulatory and customer requirements.

We provide portfolio/fund management (investment advice, discretionary portfolio management and securities custody services) and brokerage services to our clients.

We provide loan and deposit services, with the a strategy focusing on property financing (including mortgages) and consumer and commercial loans, as well as traditional current accounts, savings accounts and time deposits. The property finance business, which includes mortgages and construction finance, is our most significant lending business. We provide property finance loans primarily for private purposes, such as home financing. Most of our mortgages have an original fixed interest period of five or ten years. Loan and deposit products also include the home loan and savings business in Germany, offered through our subsidiaries Deutsche Bank Bauspar AG and BHW Bausparkasse AG. Our lending businesses are subject to our credit risk management processes, both at origination and on an ongoing basis. For further discussion of these processes please see the "Monitoring Credit Risk" and "Main Credit Exposure Categories" sections in the Risk Report.

PBC's deposits and payment services consist of administration of current accounts in local and foreign currency as well as settlement of domestic and cross-border payments on these accounts. They also include the purchase and sale of payment media and the sale of insurance products, home loan and savings contracts and credit cards. In the ongoing low interest rate environment in Germany, we maintained our focus on stabilizing our deposit base, including sight deposits, while growing our deposit base in Europe, where we optimized our local funding.

Distribution Channels and Marketing

To achieve a strong brand position internationally, we market our services consistently throughout the European and Asian countries which are of strategic focus and in which PBC is active directly. In order to make banking products and services more attractive to clients, we seek to optimize the accessibility and availability of our services. To accomplish this, we deploy self-service functions and technological advances to supplement our branch network with an array of access channels to PBC's products and services. These channels consist of the following in-person and remote distribution points:

- Investment and Finance Centers. Investment and Finance Centers offer our entire range of products and advice.
- Financial Agents. In most countries, we market our retail banking products and services through self-employed financial agents.
- Call Centers. Call centers provide clients with remote services supported by automated systems. Remote services include access to account information, securities brokerage and other basic banking transactions.
- Internet. On our website, we offer clients brokerage services, account information and product information on proprietary and third-party investment products. These offerings are complemented with services that provide information, analysis tools and content to support the client in making independent investment decisions.
- Self-service Terminals. These terminals support our branch network and allow clients to withdraw and transfer funds, receive custody account statements and make appointments with our financial advisors.

In addition to our branch network and financial agents, we enter into country-specific distribution and cooperation arrangements. In Germany, we maintain cooperation partnerships with reputable companies such as DP DHL (Postbank cooperation) and Deutsche Vermögensberatung AG (DVAG). With DVAG, we distribute our mutual funds and other banking products through DVAG's independent distribution network. In order to complement our product range, we have signed distribution agreements, in which PBC distributes the products of reputable product suppliers. These include an agreement with Zurich Financial Services for insurance products, and a strategic alliance with nine fund companies for the distribution of their investment products.

Non-Core Operations Unit Corporate Division

In November 2012, we established the NCOU. The NCOU operates as a separate corporate division alongside Deutsche Bank's core businesses. The NCOU manages assets with a value of approximately € 100 billion and Basel 2.5 risk-weighted assets ("RWA") equivalent of € 80 billion, as of December 31, 2012.

As set out in Strategy 2015+, our objectives in setting up the NCOU are to improve external transparency of our non-core positions; to increase management focus on the core operating businesses by separating the non-core activities; and to facilitate targeted accelerated de-risking.

In addition to managing our global principal investments and holding certain other non-core assets to maturity, targeted de-risking activities within the NCOU will help us reduce risks that are not related to our planned future strategy, thereby reducing capital demand. In carrying out these targeted de-risking activities, the NCOU will prioritize for exit those positions with less favorable capital and risk return profiles to enable the Bank to strengthen its Core Tier 1 capital ratio under Basel 3.

The NCOU's portfolio includes activities that are non-core to the Bank's strategy going forward; assets materially affected by business, environment, legal or regulatory changes; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. In addition, certain liabilities were also assigned to the NCOU following similar criteria to those used for asset selection, e.g. liabilities of businesses in run-off or for sale, legacy bond issuance formats and various other short-dated liabilities, linked to assigned assets.

In RWA terms the majority has been assigned from CB&S, and includes credit correlation trading positions, securitization assets, exposures to monoline insurers and assets reclassified under IAS 39. Assets assigned from PBC include Postbank commercial real estate assets outside core markets, Postbank capital-intensive structured credit products, selected foreign residential mortgages and other financial investments, such as the structured credit and the GIIPS portfolio which have already been in run-off for a number of years, and the repo matched book with balance sheet leverage no longer deemed strategic for Postbank. NCOU's portfolio also contains all those assets previously booked and managed in the former Group Division CI. These are the Bank's global principal investment activities and include our stakes in the port operator Maher Terminals, The Cosmopolitan of Las Vegas and BHF-BANK.

Effective January 1, 2011, the exposure in Actavis Group was transferred from CB&S to former CI. During the fourth quarter 2012, we completed the sale of Actavis Group from the NCOU.

As of January 1, 2011, BHF-BANK, was transferred from AWM to former CI.

In December 2010, the former CI transferred the investment in Deutsche Postbank AG to PBC. Also in December 2010, The Cosmopolitan of Las Vegas property started its operations.

Infrastructure and Regional Management

The infrastructure group consists of our centralized business support areas. These areas principally comprise control and service functions supporting our five corporate divisions.

This infrastructure group is organized to reflect the areas of responsibility of those Management Board members that are not in charge of a specific business line. The infrastructure group is organized into COO functions (e.g., global technology, global business services, global logistics services and group strategy & planning), CFO functions (e.g., finance, tax, insurance and treasury), CRO functions (e.g., credit risk management and market risk management), CEO functions (e.g., communications & corporate social responsibility and economics) and HR, Legal & Compliance functions.

The Regional Management function covers regional responsibilities worldwide. It focuses on governance, franchise development and performance development. Regional and country heads and management committees are established in the regions to enhance client-focused product coordination across businesses and to ensure compliance with regulatory and control requirements, both from a local and Group perspective. In addition the Regional Management function represents regional interests at the Group level and enhances cross-regional coordination.

All expenses and revenues incurred within the Infrastructure and Regional Management areas are fully allocated to our five corporate divisions.

Executive Summary

The Global Economy

The global economy was impacted by numerous negative factors in 2012: the sovereign debt crisis in Europe, the fiscal cliff in the U.S., geopolitical risks in the Middle East and rising commodities and food prices. In 2012, global economic growth continued to decline to an estimated 2.9 % after an already slower growth of 3.8 % in 2011.

As in 2011, the slowdown took place predominantly in the industrialized countries, which only expanded by an estimated 1.2 %. The industrialized countries still face major structural challenges. The reduction in state deficits and the cutting back of private debt led to lower growth in the eurozone in particular. In addition, the increased political uncertainties in the eurozone and the U.S. had a negative impact on the global economy. By contrast, growth was supported by the extremely expansive monetary policy of the major central banks, which lowered their key interest rates to historically low levels and also undertook extensive quantitative easing measures.

The eurozone went into recession in 2012 due to increased uncertainty over the further development of the sovereign debt crisis, fiscal consolidation and weakened demand for exports. Economic activity fell by an estimated 0.5 %, following 1.4 % growth in 2011. A stabilizing effect came from the announcement made by the European Central Bank in September 2012 that it would make unlimited purchases of sovereign bonds, subject to strict conditionality (Outright Monetary Transactions), as well as the clear commitment of eurozone governments for all current members to stay in the eurozone. The German economy weakened noticeably over the year due to reduced demand for exports and falling investment activity, and it likely contracted towards the end of 2012. As an annualized average, the German economy grew by an estimated 0.7 % following an increase of 3.0 % in 2011.

In the U.S. economy, growth was relatively robust with estimated 2.3 % in 2012, which was somewhat stronger than the 1.8 % in the previous year. Although the real estate market stabilized and unemployment gradually fell over the year, doubts over the resolution of the fiscal cliff are thought to have caused growth to slow towards the end of the year. In Japan, where the clean-up and rebuilding efforts in the wake of the tsunami and the nuclear catastrophe and the government's economic stimulus measures had a positive effect on economic activity in the first half of 2012, economic output declined again from mid-year. For the year as a whole, Japan's economy probably grew by 2.0 %.

Due to the close links between the financial and real economies, the global development had negative effects on economic activity in emerging markets. Growth in emerging markets cooled down to an estimated 4.7 %, but there are clear differences in growth between the regions. Growth in Asia (excluding Japan) slowed down from 7.5 % in 2011 to 5.9 % in 2012. China's growth moderated considerably to 7.8 % year-on-year, the slowest since 1999, due to the confluence of stagnating external demand and a deliberate attempt to restrain stimulus with a view to rebalance the economic structure. India's growth also slowed significantly to 4.6 % year-on-year, the lowest in a decade, as domestic demand was hit by tight liquidity and stubborn inflation. Economic activity in Latin America cooled off to 2.9 % in 2012, following 4.7 % growth in 2011. Brazilian economic growth continued to disappoint in 2012, slowing to an estimated 1 % from an already weak 2.7 % in 2011. While domestic demand and labor markets remained strong, investment was weak and exports were weighed down by stagnating global economic activity and lower prices for several commodities.

The Banking Industry

The banking industry in 2012 saw another year marked by high uncertainty, yet with sentiment gradually improving in the last six months due to retreating concerns about the future of European Monetary Union and about the global growth outlook.

Capital market developments closely echoed these trends. Overall, global M&A activity and equities issuance remained subdued, while debt issuance soared to record highs both in the investment-grade and the high-yield segment. This was particularly true in the second half of the year when investor risk appetite returned and bond yields came down significantly. Corporate bond issuance in 2012 was stronger than ever before. Total investment banking revenues declined slightly compared with the prior year, with Europe and Asia weakening and the fee volume in America rising. Similar to the advisory and underwriting business, equities trading activity was relatively low, with falling margins putting additional pressure on revenues. Fixed-income trading rebounded somewhat from a poor prior year result, though earnings remained below 2009/10 levels.

In commercial banking, Europe and the U.S. were diverging even more markedly than in the years before: U.S. banks continued their recovery and are now as profitable as at the pre-crisis peak. Lending volumes are growing, especially with companies borrowing more, but with the real estate market finally having turned the corner, household lending and particularly residential mortgages may have also bottomed out. In Europe, by contrast, corporate loans shrank throughout the year, with the pace of contraction accelerating rather than slowing down. Lending to households, at least, remained by and large stable. Deposit growth continued at moderate speed on both sides of the Atlantic, though it lost some momentum in the U.S. In addition, differences in asset quality developments were partly responsible for the diverging fortunes between European banks, which saw loan loss provisions rising again for the first time since 2009 and U.S. institutions, which recorded a further fall in provisions to their lowest level in five years.

Asset and wealth management benefited from rising equity and bond markets, particularly in the second half of the year, and from investors increasingly searching for yield in a close-to-zero interest rate environment. Globally, bond funds attracted the bulk of net new money, whereas many equity and money market funds recorded net outflows. As in the past few years, the passively managed segment grew faster than actively managed funds.

New regulation had a significant impact on the industry: While European banks still had to cope with the tightening effect of Basel 2.5, the foreshadowing of Basel 3 was felt throughout the banking sector as investors and analysts demanded early compliance. Furthermore, new consumer and investor protection rules and market infrastructure regulations such as the Markets in Financial Instruments Directive II and European Market Infrastructure Regulation (the former being drawn up and the latter taking effect) had a largely negative effect on banks' earnings. In the eurozone, political leaders agreed on a transfer of supervisory powers over the largest banks from national authorities to the European Central Bank (ECB), as part of a more comprehensive shift towards a "Banking Union". Finally, the banking industry in the U.S. as well as in Europe suffered steep fines and losses in confidence as litigation issues continued to mount.

Deutsche Bank

The market environment in 2012 continued to be difficult. A slowdown in economic growth could be observed predominantly in the industrialized countries, while conditions in the eurozone have stabilized only since mid-2012. Structural debt levels in mature economies were still high and were reflected in strong client demand. The macro-political environment, however, perpetuated low interest rate levels. Equity markets could not yet consistently profit from the stabilized environments, resulting in volatile market conditions, favoring only the derivative segment of the market. Many other markets and products saw competitive pressures, margin compression, declining volumes and macro-economic and regulatory uncertainties which caused volatility. As a result, this led to risk aversion among investors with especially private investors remaining wary for most of the year.

Despite this challenging environment, our revenue performance was resilient, with increases in almost every business division in the "Core Bank" (CB&S, GTB, AWM and PBC), and our provision for credit losses was lower than in the prior year. However, results especially in the second half of 2012 reflected the impact of several actions taken to mobilize our Strategy 2015+. These actions resulted mainly in higher noninterest expenses versus the full-year 2011, including cost-to-achieve related to our Operational Excellence Program (OpEx) and the integration of Postbank totaling € 0.9 billion. We met the savings objectives of OpEx for year-end 2012, achieving savings of € 0.4 billion in the second half of 2012. Expenses also included impairments of goodwill and other intangible assets (€ 1.9 billion) as well as significant litigation-related charges (€ 2.2 billion). In addition, our results in 2012 were impacted by further specific items of € 1.3 billion, such as charges related to turnaround measures in our commercial banking activities in the Netherlands, other net charges and results from de-risking in the NCOU.

In this context, we generated a 2012 net income of € 291 million (2011: € 4.3 billion) and income before income taxes of € 784 million compared with € 5.4 billion in 2011. Excluding the impairment of goodwill and other intangible assets as well as the significant litigation-related charges, full year income before income taxes for the Group would have been € 4.9 billion in 2012, to which the Core Bank contributed € 6.5 billion.

In 2012, we have reviewed our variable compensation levels and established a Compensation Panel. As a first result, though compensation and benefits expenses increased 3 % in 2012 from 2011, variable compensation has come down by 11 % versus 2011, and we reduced our deferral rate from 61 % to 47 %, thus reducing respective charges on future year's results.

Overall, we considerably strengthened our capital position, liquidity reserves and refinancing sources and, thus, should be well prepared for further potential challenges caused by market turbulences and stricter regulatory rules. Due to the annual net income and the accelerated capital formation and de-risking activities, including measures taken in the NCOU, our Tier 1 capital ratio according to Basel 2.5 improved to a record level of 15.1 % and our Core Tier 1 capital ratio increased to 11.4 % as of December 31, 2012. The pro-forma Basel 3 fully-loaded Core Tier 1 capital ratio also increased substantially to 7.8 % up from less than 6 % in the preceding year and surpassed the communicated target of 7.2 %, reflecting strong delivery on portfolio optimization and de-risking of non-core activities, as well as model and process enhancements.

Risk-weighted assets at year-end 2012 were € 334 billion, versus € 381 billion at year-end 2011, largely due to management actions aimed at de-risking our business. In the second half of 2012, we achieved a reduction in pro-forma Basel 3 risk-weighted asset equivalents of € 80 billion, versus our communicated target of € 90 billion for March 31, 2013.

Our liquidity reserves were in excess of € 230 billion as of December 31, 2012, including reserves held on a Postbank AG level, which contributed in excess of € 25 billion at year-end (December 31, 2011: € 223 billion, excluding Postbank).

Condensed Consolidated Statement of Income

in € m. (unless stated otherwise)	2012	2011	2010	2012 increase (decrease) from 2011 in € m.	2012 increase (decrease) from 2011 in %	2011 increase (decrease) from 2010 in € m.	2011 increase (decrease) from 2010 in %
Net interest income	15,891	17,445	15,583	(1,554)	(9)	1,862	12
Provision for credit losses	1,721	1,839	1,274	(118)	(6)	565	44
Net interest income after provision for credit losses	14,170	15,606	14,309	(1,436)	(9)	1,297	9
Commissions and fee income	11,510	11,544	10,669	(34)	(0)	875	8
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,599	3,058	3,354	2,541	83	(296)	(9)
Net gains (losses) on financial assets available for sale	301	123	201	178	145	(78)	(39)
Net income (loss) from equity method investments	159	(264)	(2,004)	423	N/M	1,740	(87)
Other income (loss)	281	1,322	764	(1,041)	(79)	558	73
Total noninterest income	17,850	15,783	12,984	2,067	13	2,799	22
Total net revenues[1]	32,020	31,389	27,293	631	2	4,096	15
Compensation and benefits	13,526	13,135	12,671	391	3	464	4
General and administrative expenses	15,016	12,657	10,133	2,359	19	2,524	25
Policyholder benefits and claims	414	207	485	207	100	(278)	(57)
Impairment of intangible assets	1,886	–	29	1,886	N/M	(29)	N/M
Restructuring activities	394	–	–	394	N/M	–	N/M
Total noninterest expenses	31,236	25,999	23,318	5,237	20	2,681	11
Income before income taxes	784	5,390	3,975	(4,606)	(85)	1,415	36
Income tax expense	493	1,064	1,645	(571)	(54)	(581)	(35)
Net income	291	4,326	2,330	(4,035)	(93)	1,996	86
Net income attributable to noncontrolling interests	54	194	20	(140)	(72)	174	N/M
Net income attributable to Deutsche Bank shareholders	237	4,132	2,310	(3,895)	(94)	1,822	79

N/M – Not meaningful
[1] After provision for credit losses.

Results of Operations

Consolidated Results of Operations

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Net Interest Income

in € m. (unless stated otherwise)	2012	2011	2010	2012 increase (decrease) from 2011 in € m.	2012 increase (decrease) from 2011 in %	2011 increase (decrease) from 2010 in € m.	2011 increase (decrease) from 2010 in %
Total interest and similar income	32,242	34,878	28,779	(2,636)	(8)	6,099	21
Total interest expenses	16,351	17,433	13,196	(1,083)	(6)	4,237	32
Net interest income	15,891	17,445	15,583	(1,554)	(9)	1,862	12
Average interest-earning assets[1]	1,241,791	1,174,201	993,780	67,590	6	180,421	18
Average interest-bearing liabilities[1]	1,120,540	1,078,721	933,537	41,819	4	145,184	16
Gross interest yield[2]	2.61 %	2.97 %	2.90 %	(0.36) ppt	(12)	0.07 ppt	2
Gross interest rate paid[3]	1.48 %	1.62 %	1.41 %	(0.14) ppt	(9)	0.21 ppt	15
Net interest spread[4]	1.14 %	1.35 %	1.48 %	(0.21) ppt	(16)	(0.13) ppt	(9)
Net interest margin[5]	1.28 %	1.49 %	1.57 %	(0.21) ppt	(14)	(0.08) ppt	(5)

ppt – Percentage points
[1] Average balances for each year are calculated in general based upon month-end balances.
[2] Gross interest yield is the average interest rate earned on our average interest-earning assets.
[3] Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
[4] Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
[5] Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

The decrease in net interest income in 2012 of € 1.6 billion, or 9 %, to € 15.9 billion compared to € 17.4 billion in 2011, was primarily driven by lower interest income on CB&S trading assets resulting from a lower interest rate environment and reduced asset volumes as well as by lower net interest income in the NCOU due to a reduced asset base as a result of de-risking. The remaining decline was further impacted by lower interest income in PBC based on a decrease of Purchase Price Allocation (PPA) effects, following the acquisition of Postbank. These developments contributed to a tightening of our net interest spread by 21 basis points and to a decline in our net interest margin by 21 basis points.

The development of our net interest income is also impacted by the accounting treatment of some of our hedging-related derivative transactions. We entered into nontrading derivative transactions primarily as economic hedges of the interest rate risks of our nontrading interest-earning assets and interest-bearing liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges of interest rate risks for accounting purposes, the interest arising from the derivatives is reported in interest income and expense, where it offsets interest flows from the hedged items. When derivatives do not qualify for hedge accounting treatment, the interest flows that arise from those derivatives will appear in trading income.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m. (unless stated otherwise)	2012	2011	2010	2012 increase (decrease) from 2011 in € m.	 in %	2011 increase (decrease) from 2010 in € m.	 in %
CB&S – Sales & Trading (equity)	998	312	375	686	N/M	(63)	(17)
CB&S – Sales & Trading (debt and other products)	4,491	4,337	4,392	154	4	(55)	(1)
Non-Core Operations Unit	(1,256)	(1,564)	(1,961)	308	(20)	397	(20)
Other	1,366	(27)	548	1,393	N/M	(575)	N/M
Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	5,599	3,058	3,354	2,541	83	(296)	(9)

N/M – Not meaningful

Net gains on financial assets/liabilities at fair value through profit or loss increased by € 2.5 billion to € 5.6 billion for the full year 2012. The majority of the increase in net gains on financial assets/liabilities at fair value through profit or loss arose outside our Sales & Trading business. Special factors were mainly gains on remaining products held at fair value in CB&S arising from refinements in methodology used to calculate Debt Valuation Adjustments (DVA) on derivative liabilities, a decrease of fair value losses at Abbey Life in AWM and higher net gains in Consolidation & Adjustments (C&A) related to U.S. dollar/euro basis swaps designated as net investment hedges for capital investments in US entities. The increase of € 686 million of net gains on financial assets/liabilities at fair value through profit or loss in Sales & Trading (equity) was due to volatile market conditions leading to an increase in client trading activities and resulting in higher revenues from equity derivatives as well as higher fair value gains in Prime Finance. The increase of € 154 million on net gains on financial assets/liabilities at fair value through profit or loss in Sales & Trading (debt and other products) was mainly driven by higher Flow Credit revenues reflecting improved credit market conditions and higher Rates revenues driven by strong client activity. This was partially offset by lower revenues in Money Markets due to reduced volatility. The NCOU showed a decrease in net losses due to a smaller asset base as a result of derisking activity and fair value movements on the non-core assets particularly in credit spreads.

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income) and the costs of funding net trading positions are part of net interest income. Our trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies.

In order to provide a more business-focused discussion, the following table presents net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by corporate division and by product within CB&S.

in € m. (unless stated otherwise)	2012	2011	2010	2012 increase (decrease) from 2011 in € m.	in %	2011 increase (decrease) from 2010 in € m.	in %
Net interest income	15,891	17,445	15,583	(1,554)	(9)	1,862	12
Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	5,599	3,058	3,354	2,541	83	(296)	(9)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	21,490	20,503	18,937	987	5	1,566	8
Breakdown by Corporate Division/product:[1]							
Sales & Trading (equity)	1,738	1,504	2,151	235	16	(648)	(30)
Sales & Trading (debt and other products)	8,212	8,107	9,102	105	1	(995)	(11)
Total Sales & Trading	9,951	9,611	11,253	340	4	(1,642)	(15)
Loan products[2]	337	353	171	(16)	(5)	182	106
Remaining products[3]	1,015	535	353	479	90	182	52
Corporate Banking & Securities	11,303	10,499	11,777	804	8	(1,278)	(11)
Global Transaction Banking	1,869	1,842	1,451	27	1	391	27
Asset & Wealth Management	1,451	991	1,179	460	46	(188)	(16)
Private & Business Clients	6,221	6,623	3,875	(403)	(6)	2,748	71
Non-Core Operations Unit	277	588	321	(311)	(53)	267	83
Consolidation & Adjustments	370	(40)	333	410	N/M	(373)	N/M
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	21,490	20,503	18,937	987	5	1,566	8

N/M – Not meaningful
1 This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the corporate divisions' total revenues by product please refer to Note 05 "Business Segments and Related Information".
2 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
3 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

Corporate Banking & Securities (CB&S). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading were up € 340 million, or 4 %, to € 10.0 billion in 2012 compared to € 9.6 billion in 2011. The increase in Sales & Trading (equity) in 2012 was primarily driven by Equity Derivatives revenues impacted by volatile market conditions. Another contributor to the increase in Sales & Trading (equity) was Equity Trading with higher net interest income due to market share gains resulting in higher volumes offsetting more difficult market conditions. In Sales & Trading (debt and other products) the main drivers for the increase of revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss were higher Flow Credit revenues reflecting improved credit market conditions and higher Rates revenues driven by strong client activity. This was partially offset by lower revenues in Money Markets due to lower volatility. The increase of net gains in the remaining products held at fair value in CB&S arose from refinements in methodology used to calculate Debt Valuation Adjustments (DVA) on derivative liabilities.

Global Transaction Banking (GTB). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.9 billion in 2012, an increase of € 27 million, or 1 %, compared to 2011. Net interest income increased compared to the prior year driven by strong performance across the GTB product spectrum and regions benefiting from strong volumes. The gain was offset by a decrease in the interest income of the commercial banking activities in the Netherlands, primarily due to the depressed interest rate environment.

Asset & Wealth Management (AWM). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.5 billion in 2012, an increase of € 460 million, or 46 %, compared to 2011. The revenue growth from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss was mainly attributable to a net gain in Abbey Life offset in noninterest expenses.

Private & Business Clients (PBC). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 6.2 billion in 2012, a decrease of € 403 million, or 6 %, compared to 2011. The combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss decreased primarily due to the aforementioned lower PPA effects as well as lower interest income at Postbank.

Non-Core Operations Unit (NCOU). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 277 million in 2012, a decrease of € 311 million, or 53 %, compared to 2011. The main driver for the decrease of net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss was the smaller asset base across all products in the NCOU as a result of de-risking activity and a reduction in fair value losses predominantly due to credit spread movements.

Consolidation & Adjustments (C&A). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 370 million in 2012, compared with a negative € 40 million in 2011. The increase in net interest income and net gains (losses) on financial assets/liabilities at fair value through profit and loss was mainly a result of net trading revenues from U.S. dollar/euro basis swaps designated as net investment hedges for capital investments in US entities.

Provision for Credit Losses

Provision for credit losses recorded in 2012 decreased by € 118 million to € 1.7 billion. This decrease excludes the effect of Postbank releases related to loan loss allowances recorded prior to consolidation of € 157 million and € 402 million in 2012 and 2011, respectively. The impact of such releases is reported as interest income on group level. Adjusted for this accounting effect, our provision for credit losses would be € 1.6 billion reflecting an increase of € 126 million compared to the prior year.

Remaining Noninterest Income

in € m. (unless stated otherwise)	2012	2011	2010	2012 increase (decrease) from 2011 in € m.	2012 increase (decrease) from 2011 in %	2011 increase (decrease) from 2010 in € m.	2011 increase (decrease) from 2010 in %
Commissions and fee income[1]	11,510	11,544	10,669	(34)	(0)	875	8
Net gains (losses) on financial assets available for sale	301	123	201	178	145	(78)	(39)
Net income (loss) from equity method investments	159	(264)	(2,004)	423	N/M	1,740	(87)
Other income (loss)	281	1,322	764	(1,041)	(79)	558	73
Total remaining noninterest income	12,251	12,725	9,630	(474)	(4)	3,095	32

N/M – Not meaningful

1 includes:

	2012	2011	2010	in € m.	in %	in € m.	in %
Commissions and fees from fiduciary activities:							
Commissions for administration	453	491	491	(38)	(8)	–	–
Commissions for assets under management	2,733	2,760	2,833	(27)	(1)	(73)	(3)
Commissions for other securities business	240	207	205	33	16	2	1
Total	3,425	3,458	3,529	(33)	(1)	(71)	(2)
Commissions, broker's fees, mark-ups on securities underwriting and other securities activities:							
Underwriting and advisory fees	1,893	1,783	2,148	110	6	(365)	(17)
Brokerage fees	1,526	1,882	1,725	(356)	(19)	157	9
Total	3,418	3,665	3,873	(247)	(7)	(208)	(5)
Fees for other customer services[2]	4,667	4,421	3,267	246	6	1,153	35
Total commissions and fee income	11,510	11,544	10,669	(34)	(0)	875	8

2 The increase from 2010 to 2011 includes commissions related to nonbanking activities of Postbank.

Commissions and fee income. Total Commissions and fee income was € 11.5 billion in 2012, a slight decrease of € 34 million compared to 2011. Advisory fees increased driven by Global Finance as well as by AWM Alternatives, reflecting increased deal activity. Underwriting fees were in line with 2011 with an increase in Rates and Credit Trading, reflecting higher corporate debt issuance, offset by lower fees from Equity Trading. Other customer services fees slightly increased mainly due to Trade Finance & Cash Management Corporates in GTB as well as Rates and Credit Trading in CB&S. Both Underwriting and advisory fees as well as Other customer services fees, however were offset by lower Brokerage fees, especially in PBC Products, due to muted client investment activities, and in Global Equities.

Net gains (losses) on financial assets available for sale. Net gains on financial assets available for sale were € 301 million in 2012, versus € 123 million in 2011.The net gain in 2012 mainly included gains on the sale of EADS shares of € 152 million and on the sale of the Structured Credit portfolio in the NCOU. These gains were partially offset by specific impairments and realized losses on sale from de-risking activity in the NCOU. The net gain in 2011 mainly included disposal gains of approximately € 485 million and a one-time positive impact of € 263 million related to our stake in Hua Xia Bank, arising from the application of equity method accounting upon receiving all substantive regulatory approvals to increase our stake, partly offset by an impairment charge of € 527 million on Greek government bonds.

Net income (loss) from equity method investments. Net gains from equity method investments were € 159 million in 2012, versus a net loss of € 264 million in 2011. The net income in 2012 included a positive equity pick up of € 311 million from our investment in Hua Xia Bank, partly offset by an impairment charge of € 257 million related to Actavis Group. The net loss in 2011 included a positive equity pick-up of € 154 million related to our stake in Hua Xia Bank and an impairment charge of € 457 million related to Actavis Group.

Other income (loss). Other income was a gain of € 281 million in 2012 versus € 1.3 billion in 2011. The lower other income in 2012 was largely due to significant losses from derivatives qualifying for hedge accounting offset by revenues related to The Cosmopolitan of Las Vegas and Maher Terminals as well as income from the settlement of credit protection received from the seller related to acquired commercial banking activities in the Netherlands. In 2011, other income mainly included significant gains from derivatives qualifying for hedge accounting and revenues related to The Cosmopolitan of Las Vegas.

Noninterest Expenses

in € m. (unless stated otherwise)	2012	2011	2010	2012 increase (decrease) from 2011 in € m.	2012 increase (decrease) from 2011 in %	2011 increase (decrease) from 2010 in € m.	2011 increase (decrease) from 2010 in %
Compensation and benefits	13,526	13,135	12,671	391	3	464	4
General and administrative expenses[1]	15,016	12,657	10,133	2,359	19	2,524	25
Policyholder benefits and claims	414	207	485	207	100	(278)	(57)
Impairment of intangible assets	1,886	–	29	1,886	N/M	(29)	N/M
Restructuring activities	394	–	–	394	N/M	–	N/M
Total noninterest expenses	31,236	25,999	23,318	5,237	20	2,681	11

N/M – Not meaningful

1 includes:

	2012	2011	2010	in € m.	in %	in € m.	in %
IT costs	2,547	2,194	2,274	353	16	(80)	(4)
Occupancy, furniture and equipment expenses	2,115	2,072	1,679	43	2	393	23
Professional service fees	1,870	1,632	1,616	238	15	16	1
Communication and data services	907	849	785	58	7	64	8
Travel and representation expenses	518	539	554	(21)	(4)	(15)	(3)
Payment, clearing and custodian services	609	504	418	105	21	86	21
Marketing expenses	376	410	335	(34)	(8)	75	22
Consolidated investments	760	652	390	108	17	262	67
Other expenses	5,314	3,805	2,082	1,509	39	1,723	83
Total general and administrative expenses	15,016	12,657	10,133	2,359	19	2,524	25

N/M – Not meaningful

Compensation and benefits. In the full year 2012, compensation and benefits were up by € 391 million, or 3 %, compared to 2011. Half of the increase in 2012 was attributable to variable compensation mainly due to a decrease in the deferral rate from 61 % to 47 % which led to an increase of the cash bonus component. This was partly offset by retention related costs based on a reduced deferred compensation charge for employees eligible for career retirement. The other significant driver of the increase was the negative impact of FX translation.

General and administrative expenses. General and administration expenses increased by € 2.4 billion, or 19 %, from € 12.7 billion in 2011 to € 15.0 billion in 2012. The main driver for the increase were new litigation provisions as well as items related to the turnaround measures in the Bank's commercial banking activities in the Netherlands; both shown in other expenses. Further increases resulted from higher IT costs, including the write-down of the technology platform NPP, higher depreciation on IT, and the new Magellan platform in PBC. Professional service fees increased due to higher legal costs relating to litigations and costs related to the strategic review in AWM. Higher costs in consolidated investments were driven by The Cosmopolitan of Las Vegas and Maher Terminals.

Policyholder benefits and claims. Policyholder benefits and claims in 2012 were € 414 million, an increase of € 207 million compared to the prior year. These are solely driven by insurance-related charges from the Abbey Life business. These costs are offset by net gains on financial assets/liabilities at fair value through profit or loss on policyholder benefits and claims.

Impairment of intangible assets. In 2012, impairment charges on goodwill and other intangible assets were € 1.9 billion. They included impairments of € 1.2 billion for CB&S prior to re-segmentation. Post segmentation reviews resulted in further € 421 million of goodwill impairments in the newly established NCOU. Impairments of other intangible assets included € 202 million in AWM and € 73 million in GTB relating to commercial banking activities in the Netherlands.

Restructuring. Restructuring activities were € 394 million in 2012. Restructuring activities in 2012 led to lower Salary and Benefit costs in the fourth quarter 2012.

Income Tax Expense

In 2012, the income tax expense was € 493 million, which led to an effective tax rate of 63 % compared to an income tax expense of € 1.1 billion and an effective tax rate of 20 % in 2011. The current year's effective tax rate was mainly impacted by expenses that are not deductible for tax purposes which include impairments of goodwill. The prior year's effective tax rate primarily benefited from changes in the recognition and measurement of deferred taxes, a favorable geographic mix of income and the partial tax exemption of net gains related to our stake in Hua Xia Bank.

Segment Results of Operations

The following is a discussion of the results of our business segments. See Note 05 "Business Segments and Related Information" to the consolidated financial statements for information regarding

— our organizational structure;
— effects of significant acquisitions and divestitures on segmental results;
— changes in the format of our segment disclosure;
— the framework of our management reporting systems;
— consolidating and other adjustments to the total results of operations of our business segments, and
— definitions of non-GAAP financial measures that are used with respect to each segment.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2012. Segment results were prepared in accordance with our management reporting systems.

2012 in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Total Management Reporting	Consoli-dation & Adjustments	Total Consolidated
Net revenues	15,648	4,006	4,466[1]	9,541	1,058	34,719	(978)	33,741
Provision for credit losses	121	168	18	781	634	1,721	0	1,721
Total noninterest expenses	12,637	3,169	4,288	7,221	3,305	30,619	617	31,236
therein:								
Policyholder benefits and claims	–	–	414	–	–	414	–	414
Restructuring activities	246	40	104	–	3	394	–	394
Impairment of intangible assets	1,174	73	202	15	421	1,886	–	1,886
Noncontrolling interests	17	–	0	16	33	66	(66)	–
Income (loss) before income taxes	2,874	669	160	1,524	(2,914)	2,313	(1,529)	784
Cost/income ratio	81 %	79 %	96 %	76 %	N/M	88 %	N/M	93 %
Assets[2]	1,475,090	77,378	68,408	282,603	97,265	2,000,744	11,585	2,012,329
Risk-weighted assets	124,939	27,093	12,451	72,695	80,295	317,472	16,133	333,605
Average active equity	18,236	3,012	5,888	11,865	10,189	49,191	5,929	55,120
Pre-tax return on average active equity	16 %	22 %	3 %	13 %	(29) %	5 %	(26) %	1 %

N/M – Not meaningful
[1] Includes revenues in Abbey Life related to Policyholder benefits and claims of € 420 million offset in expenses.
[2] Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.

2011

in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	14,109	3,608	4,277[1]	10,393	879	33,266	(38)	33,228
Provision for credit losses	90	158	22	1,185	385	1,840	(1)	1,839
Total noninterest expenses	10,341	2,411	3,313	7,128	2,554	25,746	253	25,999
therein:								
Policyholder benefits and claims	–	–	207	–	–	207	–	207
Restructuring activities	–	–	–	–	–	–	–	–
Impairment of intangible assets	–	–	–	–	–	–	–	–
Noncontrolling interests	21	–	0	178	14	213	(213)	–
Income (loss) before income taxes	3,657	1,039	942	1,902[2]	(2,074)	5,466	(77)	5,390
Cost/income ratio	73 %	67 %	77 %	69 %	N/M	77 %	N/M	78 %
Assets[3]	1,591,863	85,751	68,848	270,086	134,712	2,151,260	12,843	2,164,103
Risk-weighted assets	155,302	26,986	14,626	78,637	103,810	379,362	1,884	381,246
Average active equity	14,389	3,068	5,656	12,081	11,405	46,599	3,850	50,449
Pre-tax return on average active equity	25 %	34 %	17 %	16 %	(18) %	12 %	(2) %	10 %

N/M – Not meaningful
[1] Includes revenues in Abbey Life related to Policyholder benefits and claims of € 178 million offset in expenses.
[2] Includes a net positive impact of € 236 million related to the stake in Hua Xia Bank (PBC).
[3] Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.

2010

in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	16,282	3,379[1]	4,520[2]	6,048	(1,285)[3]	28,944	(377)	28,567
Provision for credit losses	19	113	14	550	577	1,273	0	1,274
Total noninterest expenses	10,920	2,386	3,905	4,408	1,690	23,308	10	23,318
therein:								
Policyholder benefits and claims	–	–	486	–	–	486	–	486
Restructuring activities	–	–	–	–	–	–	–	–
Impairment of intangible assets	–	29	–	–	–	29	–	29
Noncontrolling interests	21	–	(2)	8	(4)	24	(24)	–
Income (loss) before income taxes	5,321	880	603	1,082	(3,548)	4,339	(363)	3,975
Cost/income ratio	67 %	71 %	86 %	73 %	N/M	81 %	N/M	82 %
Assets[4]	1,314,556	67,621	66,334	276,878	168,397	1,893,785	11,844	1,905,630
Risk-weighted assets	139,216	26,996	15,051	87,031	75,228	343,522	2,683	346,204
Average active equity	13,320	2,416	5,277	3,174	9,318	33,505	7,848	41,353
Pre-tax return on average active equity	40 %	36 %	11 %	34 %	(38) %	13 %	(5) %	10 %

N/M – Not meaningful
[1] Includes a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO's commercial banking activities in the Netherlands of € 208 million as reported in the second quarter 2010.
[2] Includes revenues in Abbey Life related to Policyholder benefits and claims of € 511 million offset in expenses.
[3] Includes a charge related to the investment in Deutsche Postbank AG of € 2,338 million.
[4] Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.

Corporate Divisions

Corporate Banking & Securities Corporate Division

in € m. (unless stated otherwise)	2012	2011	2010	2012 increase (decrease) from 2011 in € m.	2012 increase (decrease) from 2011 in %	2011 increase (decrease) from 2010 in € m.	2011 increase (decrease) from 2010 in %
Net revenues:							
Sales & Trading (debt and other products)	9,181	8,520	9,844	661	8	(1,324)	(13)
Sales & Trading (equity)	2,288	2,235	2,875	53	2	(640)	(22)
Origination (debt)	1,417	1,056	1,200	361	34	(144)	(12)
Origination (equity)	518	559	706	(41)	(7)	(147)	(21)
Advisory	590	621	573	(31)	(5)	48	8
Loan products	1,107	1,158	1,146	(51)	(4)	12	1
Other products	547	(39)	(62)	586	N/M	23	(37)
Total net revenues	15,648	14,109	16,282	1,539	11	(2,173)	(13)
Provision for credit losses	121	90	19	31	34	71	N/M
Total noninterest expenses	12,637	10,341	10,920	2,296	22	(579)	(5)
therein:							
Restructuring activities	246	–	–	246	N/M	–	N/M
Impairment of intangible assets	1,174	–	–	1,174	N/M	–	N/M
Noncontrolling interests	17	21	21	(4)	(19)	–	–
Income (loss) before income taxes	2,874	3,657	5,321	(783)	(21)	(1,664)	(31)
Cost/income ratio	81 %	73 %	67 %	–	8 ppt	–	6 ppt
Assets[1]	1,475,090	1,591,863	1,314,556	(116,773)	(7)	277,307	21
Risk-weighted assets	124,939	155,302	139,216	(30,363)	(20)	16,086	12
Average active equity[2]	18,236	14,389	13,320	3,847	27	1,069	8
Pre-tax return on average active equity	16 %	25 %	40 %	–	(9) ppt	–	(15) ppt

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
[2] See Note 05 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

For the full year 2012, Sales & Trading (debt and other products) net revenues were € 9.2 billion, an increase of € 661 million, or 8 %, despite a negative impact of € 186 million relating to Credit Valuation Adjustments (CVAs) in the fourth quarter 2012 due to a refinement in the calculation methodology and RWA mitigation. Revenues in Rates and Credit Flow Trading were significantly higher than the prior year, driven by significantly higher Flow Credit revenues reflecting improved credit market conditions, and by higher Rates revenues reflecting strong client activity, particularly in Europe. Revenues in Structured Finance were higher than the prior year, reflecting a strong client demand, particularly for CMBS products. In contrast, despite increased volumes, Foreign Exchange revenues were lower than the prior year as a result of margin compression. Revenues in Money Markets were lower than the prior year due to lower volatility. In Commodities and RMBS, revenues were lower compared to 2011. Revenues in Emerging Markets were in line with the prior year.

Sales & Trading (equity) generated revenues of € 2.3 billion in 2012, a slight increase compared to the prior year. Equity Derivatives revenues were significantly higher than the prior year which was negatively impacted by volatile market conditions. Equity Trading revenues were in line with the prior year with market share gains offsetting more difficult market conditions. In Prime Finance, revenues were lower than the prior year driven by lower margins.

Origination and Advisory revenues increased to € 2.5 billion, up € 289 million compared to the full year 2011. Deutsche Bank was ranked number five globally, by share of Corporate Finance fees, and number one in Europe. In Advisory revenues were down in comparison to the prior year. Deutsche Bank was ranked number six globally and number two in Europe. Debt Origination revenues increased due to corporate debt issuance, while Equity Origination revenues decreased, reflecting an industry wide decline in IPO activity in the first half of 2012. Deutsche Bank was ranked number five globally for Equity Origination, and number two in Europe. (All ranks from Dealogic unless otherwise stated).

For the full year 2012, net revenues from Other products were € 547 million, compared to negative € 39 million in 2011. The increase was driven by € 516 million relating to the impact of a refinement in the calculation methodology of the Debt Valuation Adjustment (DVA) on certain derivative liabilities.

Noninterest expenses were € 12.6 billion, a substantial increase of € 2.3 billion compared to € 10.3 billion for the full year 2011. Approximately half of the increase related to the impairment of intangible assets. The increase also included € 315 million cost-to-achieve related to OpEx. Additionally, noninterest expenses were impacted by adverse foreign exchange rate movements and higher litigation related charges. These increases were partially offset by the absence of a specific charge of € 310 million for a German VAT claim in the prior year, and lower non-performance related compensation costs reflecting the implementation of OpEx.

Global Transaction Banking Corporate Division

in € m. (unless stated otherwise)	2012	2011	2010	2012 increase (decrease) from 2011 in € m.	2012 increase (decrease) from 2011 in %	2011 increase (decrease) from 2010 in € m.	2011 increase (decrease) from 2010 in %
Net revenues:							
Transaction services	4,006	3,608	3,163	398	11	445	14
Other products	–	–	216	–	N/M	(216)	N/M
Total net revenues	4,006	3,608	3,379	398	11	229	7
Provision for credit losses	168	158	113	10	7	45	40
Total noninterest expenses	3,169	2,411	2,386	758	31	25	1
therein:							
Restructuring activities	40	–	–	40	N/M	–	N/M
Impairment of intangible assets	73	–	29	73	N/M	(29)	N/M
Noncontrolling interests	–	–	–	–	N/M	–	N/M
Income (loss) before income taxes	669	1,039	880	(370)	(36)	159	18
Cost/income ratio	79 %	67 %	71 %	–	12 ppt	–	(4) ppt
Assets[1]	77,378	85,751	67,621	(8,373)	(10)	18,130	27
Risk-weighted assets	27,093	26,986	26,996	107	0	(10)	(0)
Average active equity[2]	3,012	3,068	2,416	(56)	(2)	652	27
Pre-tax return on average active equity	22 %	34 %	36 %	–	(12) ppt	–	(3) ppt

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
[2] See Note 05 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

GTB's results in 2012 included a net charge of € 534 million in the fourth quarter 2012, which limits the comparability of the financial performance to prior periods. This net charge included a litigation-related charge and measures related to the turn-around of the acquired commercial banking activities in the Netherlands, which comprised the settlement of the credit protection received from the seller, an impairment of an intangible asset as well as restructuring charges.

Net revenues increased significantly by € 398 million, or 11 %, compared to 2011. The reporting period included a settlement payment related to the aforementioned turn-around in the Netherlands. The increase in the underlying business was driven by a strong performance across products and regions benefiting from strong volumes while interest rate levels continued to be low. Trade Finance profited from high demand for international trade and financing products. Trust & Securities Services further grew on the back of higher fee income especially in the Corporate Trust business in the U.S.. Cash Management continued to benefit from a sustained "flight-to-quality" trend, resulting in strong transaction volumes and higher deposit balances, as well as from liquidity management.

Provision for credit losses increased by € 10 million, or 7 %, versus 2011, which was driven by the commercial banking activities acquired in the Netherlands. This was partly offset by lower provisions in the Trade Finance business.

Noninterest expenses were up € 758 million, or 31 %, compared to 2011, mainly driven by the aforementioned turn-around measures as well as the litigation-related charge. Excluding these charges, noninterest expenses were above the prior-year level reflecting higher expenses related to compensation and to higher business activity. This was partly offset by the non-recurrence of higher amortization of an upfront premium paid for credit protection received in the prior year.

Income before income taxes decreased by € 370 million, or 36 %, compared to 2011. The decrease resulted from the aforementioned turn-around measures as well as the litigation-related charge. Excluding this net charge, income before income taxes for the reporting period would have been well above the prior year.

Asset & Wealth Management Corporate Division

in € m. (unless stated otherwise)	2012	2011	2010	2012 increase (decrease) from 2011 in € m.	2012 increase (decrease) from 2011 in %	2011 increase (decrease) from 2010 in € m.	2011 increase (decrease) from 2010 in %
Net revenues:							
Discretionary portfolio/fund management	2,108	2,104	2,178	4	0	(74)	(3)
Advisory/brokerage	807	789	830	18	2	(41)	(5)
Credit products	411	393	378	18	5	15	4
Deposits and payment services	236	158	142	78	49	16	11
Other products	904	833	993	71	9	(160)	(16)
Total net revenues	4,466	4,277	4,520	189	4	(243)	(5)
Provision for credit losses	18	22	14	(4)	(20)	8	57
Total noninterest expenses	4,288	3,313	3,905	975	29	(592)	(15)
therein:							
Policyholder benefits and claims	414	207	486	207	100	(279)	(57)
Restructuring activities	104	–	–	104	N/M	–	N/M
Impairment of intangible assets	202	–	–	202	N/M	–	N/M
Noncontrolling interests	0	0	(2)	–	N/M	2	N/M
Income (loss) before income taxes	160	942	603	(782)	(83)	339	56
Cost/income ratio	96 %	77 %	86 %	–	19 ppt	–	(9) ppt
Assets[1]	68,408	68,848	66,334	(440)	(1)	2,514	4
Risk-weighted assets	12,451	14,626	15,051	(2,175)	(15)	(425)	(3)
Average active equity[2]	5,888	5,656	5,277	232	4	379	7
Pre-tax return on average active equity	3 %	17 %	11 %	–	(14) ppt	–	5 ppt
Invested assets (in € bn.)[3]	944	912	936	32	3	(24)	(3)
Net new money (in € bn.)	(22)	(7)	(2)	(15)	N/M	(5)	N/M

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
[2] See Note 05 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[3] We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Net revenues increased slightly by € 189 million, or 4 %, compared to € 4.3 billion in 2011, reflecting a € 207 million increase in revenues from Other products from mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, offset in noninterest expenses. This effect was partly offset by € 46 million in RREEF driven by gains on sales in 2011, € 51 million due to reduced demand for hedge fund products and € 37 million due to lower management fees. Revenues from deposits and payment services increased substantially, reflecting various product initiatives targeting stable funding. Advisory/brokerage revenues and revenues from credit products both improved in the Wealth Management businesses due to continued business growth and increased assets under management.

Noninterest expenses were up € 975 million, or 29 %, compared to 2011 mainly due to the aforementioned effect related to Abbey Life, € 202 million of impairments related to Scudder, € 90 million of IT-related impairments, € 104 million in costs-to-achieve related to OpEx, costs incurred from the strategic review and litigation-related charges.

Invested assets in AWM were € 944 billion as of December 31, 2012, an increase of €32 billion versus December 31, 2011, mainly driven by market appreciation of € 55 billion and transfers of € 7 billion from Postbank, partly offset by outflows of € 22 billion and foreign currency movements of € 7 billion. The private bank attracted inflows of € 15 billion for the year offset by outflows in asset management, particularly from the institutional business which was impacted by the strategic review.

Private & Business Clients Corporate Division

in € m. (unless stated otherwise)	2012	2011	2010	2012 increase (decrease) from 2011 in € m.	2012 increase (decrease) from 2011 in %	2011 increase (decrease) from 2010 in € m.	2011 increase (decrease) from 2010 in %
Net revenues:							
Discretionary portfolio/fund management	213	251	313	(38)	(15)	(62)	(20)
Advisory/brokerage	860	914	887	(54)	(6)	27	3
Credit products	2,149	2,099	2,117	50	2	(18)	(1)
Deposits and payment services	2,064	2,085	1,962	(21)	(1)	123	6
Other products	4,255	5,044	769	(789)	(16)	4,275	N/M
Total net revenues	9,541	10,393	6,048	(852)	(8)	4,345	72
Provision for credit losses	781	1,185	550	(404)	(34)	635	115
Total noninterest expenses	7,221	7,128	4,408	93	1	2,720	62
therein:							
Impairment of intangible assets	15	–	–	15	N/M	–	N/M
Noncontrolling interests	16	178	8	(162)	(91)	170	N/M
Income (loss) before income taxes	1,524	1,902	1,082	(378)	(20)	820	76
Cost/income ratio	76 %	69 %	73 %	–	7 ppt	–	(4) ppt
Assets[1]	282,603	270,086	276,878	12,517	5	(6,792)	(2)
Risk-weighted assets	72,695	78,637	87,031	(5,942)	(8)	(8,394)	(10)
Average active equity[2]	11,865	12,081	3,174	(216)	(2)	8,907	N/M
Pre-tax return on average active equity	13 %	16 %	34 %	–	(3) ppt	–	(18) ppt
Invested assets (in € bn.)[3]	293	296	297	(3)	(1)	(1)	(0)
Net new money (in € bn.)	(10)	8	2	(18)	N/M	6	N/M
Breakdown of PBC by business							
Advisory Banking Germany:							
Net revenues	3,847	3,873	4,062	(26)	(1)	(189)	(5)
Provision for credit losses	173	268	357	(95)	(36)	(89)	(25)
Noninterest expenses	3,204	3,031	3,038	173	6	(7)	(0)
Income before income taxes	470	574	666	(104)	(18)	(92)	(14)
Advisory Banking International:							
Net revenues	1,971	1,996	1,526	(25)	(1)	470	31
Provision for credit losses	211	176	177	35	20	(1)	(1)
Noninterest expenses	1,217	1,195	1,104	22	2	91	8
Income before income taxes	543	626	245	(83)	(13)	381	156
Consumer Banking Germany:							
Net revenues	3,723	4,523	460	(800)	(18)	4,063	N/M
Provision for credit losses	397	742	16	(345)	(47)	726	N/M
Noninterest expenses	2,800	2,902	266	(102)	(4)	2,636	N/M
Noncontrolling interests	15	178	7	(163)	(91)	171	N/M
Income before income taxes	511	702	171	(191)	(27)	531	N/M

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
[2] See Note 05 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[3] We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Net revenues decreased by € 852 million, or 8 %, versus 2011, mainly driven by the non-recurrence of a positive one-time effect of € 263 million related to our stake in Hua Xia Bank in 2011 and negative impact from purchase price allocation on Postbank in Consumer Banking Germany. The remaining revenue decrease in other products was related to a low interest rate environment and lower revenues from investment securities due to a targeted accelerated reduction of risk positions. Advisory/brokerage revenues decreased by € 54 million, or 6 %, and revenues from discretionary portfolio management/fund management decreased by € 38 million, or 15 %, mainly in Advisory Banking Germany, driven by muted client investment activity. Revenues from deposits and payment services decreased slightly by € 21 million, or 1 %, driven by lower margins. Credit products increased by € 50 million, or 2 %, mainly in Advisory Banking International, driven by both higher margins and volumes.

Provision for credit losses was € 781 million, down from € 1,185 million for 2011, mainly driven by Consumer Banking Germany. This excludes releases from Postbank-related loan loss allowances recorded prior to consolidation. The impact of such releases is reported as interest income. Excluding Consumer Banking Germany, provision for credit losses further decreased, primarily attributable to lower provisions in Advisory Banking Germany reflecting an improved portfolio quality.

Noninterest expenses increased by € 93 million, or 1 %, compared to 2011 driven by higher costs-to-achieve of € 133 million, related to Postbank integration and to OpEx.

Invested assets were down mainly driven by € 10 billion net outflows, mostly in deposits, partly offset by € 7 billion market appreciation.

Non-Core Operations Unit Corporate Division

in € m. (unless stated otherwise)	2012	2011	2010	2012 increase (decrease) from 2011 in € m.	in %	2011 increase (decrease) from 2010 in € m.	in %
Net revenues	1,058	879	(1,285)	179	20	2,164	N/M
Provision for credit losses	634	385	577	249	65	(192)	(33)
Total noninterest expenses	3,305	2,554	1,690	751	29	864	51
therein							
Restructuring activities	3	–	–	3	N/M	–	N/M
Impairment of intangible assets	421	–	–	421	N/M	–	N/M
Noncontrolling interests	33	14	(4)	19	136	18	N/M
Income (loss) before income taxes	(2,914)	(2,074)	(3,548)	(840)	40	1,474	(42)
Assets[1]	97,265	134,712	168,397	(37,447)	(28)	(33,685)	(20)
Risk-weighted assets	80,295	103,810	75,228	(23,515)	(23)	28,582	38
Average active equity[2]	10,189	11,405	9,318	(1,216)	(11)	2,087	22

N/M – Not meaningful
[1] Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances.
[2] See Note 05 "Business Segments and Related Information" to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Net revenues increased by € 179 million, or 20 %, compared to 2011. Net revenues in the NCOU are driven by the timing and nature of specific items. In 2012 such specific items included negative effects related to refinements of the CVA methodology of € 203 million, mortgage repurchase costs of € 233 million, losses from sales of capital intensive securitization positions and various impairments. Revenues in 2011 were impacted by impairment charges of € 457 million related to Actavis Group as well as impairments on Greek Government bonds.

Provision for credit losses increased by € 249 million, or 65 %, in comparison to 2011 mainly due to higher provisions in relation to IAS 39 reclassified assets.

Noninterest expenses increased by € 751 million, or 29 %, compared to 2011. The increase was mainly driven by specific items such as litigation charges, settlement costs and impairments. While 2012 included € 421 million impairment of intangible assets, 2011 was impacted by a € 135 million property related impairment charge, € 97 million related to BHF-BANK and additional settlement costs.

Consolidation & Adjustments

For a discussion of C&A to our business segment results see Note 05 "Business Segments and Related Information" to the consolidated financial statements.

Operating Results (2011 vs. 2010)

Net Interest Income

Net interest income in 2011 was € 17.4 billion, an increase of € 1.9 billion, or 12 %, versus 2010. The improvement was primarily driven by the consolidation of Postbank. This also led to an increase in average interest-earning assets and average interest-bearing liabilities. Excluding Postbank, increased cost of funding due to higher spreads and lower net interest income on trading positions in CB&S would have led to lower net interest income, resulting in lower net interest margin.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

The decrease of net gain on financial assets/liabilities at fair value through profit or loss of € 296 million was mainly in Sales & Trading (debt and other products). This decrease was mainly driven by significantly lower revenues in Flow Credit, reflecting weakened credit markets and lower client volumes across the industry. The reduced losses in the NCOU were due to reduced losses from trading revenues. The decrease of net gains on financial assets/liabilities at fair value through profit or loss in Other product categories was mainly driven by absence of mark-to-market losses on new loans and loan commitments held at fair value from Loan products, which were recorded in 2010, and higher losses in Abbey Life in AWM 2011.

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Corporate Banking & Securities (CB&S). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading were € 9.6 billion in 2011, compared to € 11.3 billion in 2010. In Sales & Trading (debt and other products) the main drivers for the decrease were significantly lower revenues in Flow Credit, reflecting weakened credit markets and lower client volumes across the industry. In Sales & Trading (equity) revenues were lower than 2010, mainly in Cash Trading, which was negatively impacted by the deterioration in equity markets during 2011, and in Equity Derivatives, due to a more challenging environment and lower client activity. The increase of € 182 million in remaining products was driven by several items, including positive effects from derivatives not qualifying for hedge accounting.

Global Transaction Banking (GTB). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss increased by € 391 million, compared to 2010. The increase was attributable mainly to Transaction services and included effects from the acquisition of commercial banking activities from ABN AMRO in the Netherlands.

Asset & Wealth Management (AWM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 1.0 billion in 2011, a decrease of € 188 million, or 16 %, compared to 2010. The decrease was fully attributable to the Exchange Traded Funds (ETF) business, reallocated from CB&S to AWM in 2012, and the reassignment of the Sal. Oppenheim workout credit portfolio to NCOU.

Private & Business Clients (PBC). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 6.6 billion in 2011, an increase of € 2.7 billion, or 71 %, compared to 2010. The increase was mainly driven by the first-time consolidation of Postbank. In addition, the increase included higher net interest income from Deposits and Payment services, resulting from increased deposit volumes, partly offset by decreases in net interest income from Credit Products. The reassignment of the Postbank structured credit portfolio and of assets and liabilities in run-off to NCOU led to an overall lower increase.

Non-Core Operations Unit (NCOU). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 588 million in 2011, an increase of € 267 million compared to € 321 million in 2010. The main driver for the increase was the transfer of the exposure in Actavis Group from CB&S to the former CI at the beginning of 2011.

Consolidation & Adjustments (C&A). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were negative € 40 million in 2011, compared to € 333 million in 2010. The decrease mainly resulted from positions which were measured at fair value for management reporting purposes and measured at amortized cost under IFRS. Partly offsetting was higher net interest income on non-divisionalized assets and liabilities, including taxes.

Provision for Credit Losses

Provision for credit losses was € 1.8 billion for the full year 2011 versus € 1.3 billion in 2010. The increase was mainly attributable to Postbank, which contributed € 761 million for the year. This number excludes releases from Postbank related loan loss allowances recorded prior to consolidation of € 402 million. The impact of such releases is reported as net interest income on the group level. Excluding Postbank, provisions were down € 139 million primarily reflecting improved performance in the PBC Clients Advisory Banking Germany and Advisory Banking International.

Remaining Noninterest Income

Commissions and fee income. Total commissions and fee income was € 11.5 billion in 2011, an increase of € 875 million, or 8 %, compared to 2010. This development was primarily driven by the consolidation of Postbank, which mainly impacted fees for other customer services (up by € 1.2 billion, or 35 %) and brokerage fees (up by € 157 million, or 9 %). Underwriting and advisory fees decreased by € 365 million, or 17 %, mainly in CB&S, related to a reduced number of deals resulting from the challenging market conditions.

Net gains (losses) on financial assets available for sale. The net gains were € 123 million in 2011, versus € 201 million in 2010. The net gains in 2011 mainly included disposal gains of approximately € 485 million and a one-time positive impact of € 263 million related to our stake in Hua Xia Bank, driven by the application of equity method accounting upon receiving all substantive regulatory approvals to increase our stake, partly offset by impairments of € 527 million on Greek government bonds.

Net income (loss) from equity method investments. Net loss from equity method investments was € 264 million in 2011 versus a net loss of € 2.0 billion in 2010. The net loss in 2011 included an impairment charge of € 457 million related to Actavis Group, partly offset by a positive equity pick-up related to our stake in Hua Xia Bank.

Other income (loss). Total Other income (loss) was a gain of € 1.3 billion in 2011 versus a gain of € 764 million in 2010. Other income in 2011 included significant results from derivatives qualifying for hedge accounting, increased revenues related to The Cosmopolitan of Las Vegas (which commenced its activities in December 2010) and was influenced by the consolidation of Postbank. In 2010, other income included a gain representing negative goodwill related to the commercial banking activities acquired from ABN AMRO in the Netherlands as well as an impairment charge on The Cosmopolitan of Las Vegas.

Noninterest Expenses

Compensation and benefits. In the full year 2011, compensation and benefits were up by € 464 million, or 4 %, compared to 2010. The increase included € 1.4 billion related to our acquisitions, partly offset by significantly lower performance related compensation and lower severance payments.

General and administrative expenses. General and administrative expenses increased by € 2.5 billion versus 2010, reflecting € 1.4 billion from our acquisitions. Also contributing to the increase were specific charges in CB&S (€ 655 million litigation-related expenses and a specific charge of € 310 million relating to the impairment of a German VAT claim). In addition, general and administrative expenses increased due to higher costs related to our consolidated investments, mainly The Cosmopolitan of Las Vegas (including an impairment charge on the property of € 135 million), and the first time consideration of € 247 million for bank levies, predominantly in Germany and the UK. These increases were partly offset by savings resulting from the complexity reduction program and from the further integration of Corporate & Investment Banking (CIB), including lower IT costs in comparison to 2010.

Policyholder benefits and claims. Policyholder benefits and claims in 2011 were € 207 million, a decrease of € 278 million compared to the prior year, resulting primarily from our Abbey Life business. These insurance-related charges are offsetting related net gains on financial assets/liabilities at fair value through profit or loss.

Impairment of intangible assets. There was no charge for impairment of intangible assets in 2011.

Income Tax Expense

In 2011, the income tax expense was € 1.1 billion, which led to an effective tax rate of 20 % compared to an income tax expense of € 1.6 billion and an effective tax rate of 41 % in 2010. This development was due to changes in the recognition and measurement of deferred taxes, a favorable geographic mix of income and the partial tax exemption of net gains related to our stake in Hua Xia Bank.

Results of Operations by Segment (2011 vs. 2010)

Corporate Banking & Securities Corporate Division

Sales & Trading (debt and other products) net revenues decreased due to significantly lower revenues in Rates and Credit Flow Trading, predominantly in Flow Credit, reflecting weakened credit markets, lower client volumes across the industry, and reduced liquidity especially in the latter half of 2011. The aforementioned revenue decrease in Rates was due to lower flow client volumes as a result of market uncertainty. Structured Finance revenues were solid and in line with prior year, reflecting demand for restructuring capabilities. Emerging Markets revenues were lower than 2010 primarily due to lower flow client volumes as a result of market uncertainty. RMBS revenues were significantly higher than the prior year as a result of successful business realignment. Money Markets revenues increased, driven by strong client activity and volatile markets. Foreign Exchange revenues were very strong, with record annual client volumes offsetting lower margins. Commodities delivered record annual revenues despite a challenging environment, reflecting successful strategic investment.

Sales & Trading (equity) revenues decreased due to a more difficult market environment, with higher volatility and declining markets impacting client sentiment and activity, especially in Europe, which accounts for a high proportion of our business. Cash Trading revenues were lower due to the impact of the deterioration in equity markets during 2011 and lower client activity in Europe. Equity Derivatives revenues were lower as a result of a more challenging environment and lower client activity, although record revenues were achieved in the U.S. Prime Finance revenues were slightly lower reflecting reduced levels of client leverage, partially offset by our strong market position.

Noninterest expenses decreased, primarily driven by lower compensation expenses and efficiency savings partly offset by higher litigation related expenses, and a specific charge of € 310 million relating to the impairment of a German VAT claim.

Income before income taxes decreased driven by the aforementioned revenue effects and partly offset by lower noninterest expenses.

Global Transaction Banking Corporate Division

Net revenues increased driven by a performance on record levels across all businesses with growth in fee and interest income. 2010 included € 216 million related to negative goodwill from the acquisition of commercial banking activities in the Netherlands. Trust & Securities Services profited from improved market conditions in the custody and depositary receipt business. Trade Finance further capitalized on high demand for international trade products and financing. In Cash Management, revenues increased on the basis of higher fees from strong payment volumes as well as higher net interest income mainly driven by slightly improved interest rate levels in Asia and the Euro area compared to the prior year period.

Provision for credit losses increased mainly due to the commercial banking activities acquired in the Netherlands.

Noninterest expenses increased slightly mainly driven by the aforementioned acquisition in the second quarter 2010, including higher expenses related to the amortization of an upfront premium paid for credit protection received and higher insurance-related expenses, partially offset by the non-recurrence of significant severance charges which related to specific measures associated with the realignment of infrastructure areas and sales units and the impact of an impairment of intangible assets in 2010.

Asset & Wealth Management Corporate Division

Net revenues decreased due to € 279 million effects from mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses. Revenues from other products overall decreased, including the aforementioned effect which was partly compensated by € 72 million in alternative assets and € 46 million in Sal. Oppenheim. Revenues from discretionary portfolio management/fund management decreased reflecting the reduced asset base and performance fees resulting from negative market conditions especially in the second half of 2011. Revenues from advisory/brokerage decreased driven by negative market conditions. In contrast, revenues from deposits and payment services increased. Reflecting higher deposit volumes resulting from dedicated product initiatives. Furthermore, revenues from credit products improved across all Wealth Management units partly offset by Sal. Oppenheim.

Noninterest expenses decreased, mainly influenced from the above mentioned effects related to Abbey Life, € 144 million from Sal. Oppenheim, reflecting the successful integration into Deutsche Bank, and lower expenses in Active mostly facilitated by measures to improve platform efficiency.

Invested assets declined due to an impact of € 26 billion from market depreciation and € 7 billion net outflows, partly offset by € 9 billion due to foreign currency movements.

Private & Business Clients Corporate Division

The increase in net revenues is mainly attributable to the consolidation of Postbank, which began on December 3, 2010, and contributed revenues of € 4.5 billion in 2011, compared to € 460 million in 2010. In 2011 revenues from other products also included € 62 million impairments on Greek government bonds in Advisory Banking Germany as well as a one-time positive impact of € 263 million related to our stake in Hua Xia Bank, driven by the application of equity method accounting upon receiving all substantive regulatory approvals to increase our stake. Revenues from deposits and payment services increased, largely driven by higher volumes in Advisory Banking Germany. Advisory/brokerage revenues increased while revenues from discretionary portfolio management/fund management revenues decreased mainly in Advisory Banking Germany due to the challenging environment. Credit products revenues were down with negative effects from lower margins overcompensating revenue increases due to higher volumes in both Advisory Banking Germany and Advisory Banking International.

Provision for credit losses was € 1.2 billion, of which € 742 million related to Postbank. This number excludes releases from Postbank-related loan loss allowance recorded prior to consolidation of € 402 million. The impact of such releases is reported as net interest income. Excluding Postbank, provisions for credit losses were € 444 million, down € 91 million compared to 2010. The decrease was driven by Advisory Banking Germany.

The increase in noninterest expenses is predominantly driven by Consumer Banking Germany reflecting the consolidation of Postbank. Excluding the Consumer Banking Germany related increase, noninterest expenses were up by € 84 million, mainly resulting from higher costs-to-achieve related to Postbank integration.

Income before income taxes improved due to Consumer Banking Germany and Advisory Banking International.

Invested assets were € 296 billion, down € 1 billion compared to 2010. This was mainly driven by € 9 billion due to market depreciation, partly offset by € 8 billion net inflows, mainly in deposits.

Non-Core Operations Unit Corporate Division

Net revenues increased compared to 2010, including revenues from our exposure to Actavis Group as well as investments in BHF-BANK, Maher Terminals and The Cosmopolitan of Las Vegas which were partly reduced by impairment charges of € 457 million related to Actavis Group as well as impairments on Greek Government bonds. Net revenues in 2010 were mainly impacted by a charge of € 2.3 billion from our investment in Postbank.

Provision for credit losses decreased due to an improvement in Consumer Finance Business portfolio and lower provisions required in relation to IAS 39 reclassified assets.

The increase in noninterest expenses is mainly caused by the start of operations at The Cosmopolitan of Las Vegas at the end of 2010 and non-core business of Postbank, which was consolidated in December 2010, as well
as a specific impairment charge on The Cosmopolitan of Las Vegas property and ongoing litigation and settlement costs.

Loss before income taxes decreased mainly due to revenues impacted by the aforementioned Postbank investment.

Consolidation & Adjustments

For a discussion of C&A to our business segment results see Note 05 "Business Segments and Related Information" to the consolidated financial statements.

Financial Position

in € m.	Dec 31, 2012	Dec 31, 2011	2012 increase (decrease) from 2011 in € m.	in %
Cash and due from banks	27,885	15,928	11,957	75
Interest-earning deposits with banks	119,548	162,000	(42,452)	(26)
Central bank funds sold, securities purchased under resale agreements and securities borrowed	60,517	57,110	3,407	6
Trading assets	245,538	240,924	4,614	2
Positive market values from derivative financial instruments	768,316	859,582	(91,266)	(11)
Financial assets designated at fair value through profit or loss	187,027	180,293	6,734	4
thereof: Securities purchased under resale agreements	124,987	117,284	7,703	7
thereof: Securities borrowed	28,304	27,261	1,043	4
Loans	397,279	412,514	(15,235)	(4)
Brokerage and securities related receivables	97,295	122,810	(25,515)	(21)
Remaining assets	108,924	112,942	(4,018)	(4)
Total assets	2,012,329	2,164,103	(151,774)	(7)
Deposits	577,202	601,730	(24,528)	(4)
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	39,253	43,400	(4,147)	(10)
Trading liabilities	54,914	63,886	(8,972)	(14)
Negative market values from derivative financial instruments	752,706	838,817	(86,111)	(10)
Financial liabilities designated at fair value through profit or loss	109,166	118,318	(9,152)	(8)
thereof: Securities sold under repurchase agreements	82,267	93,606	(11,339)	(12)
thereof: Securities loaned	8,443	3,697	4,746	128
Other short-term borrowings	69,060	65,356	3,704	6
Long-term debt	158,097	163,416	(5,319)	(3)
Brokerage and securities related payables	128,010	139,733	(11,723)	(8)
Remaining liabilities	69,511	74,787	(5,276)	(7)
Total liabilities	1,957,919	2,109,443	(151,524)	(7)
Total equity	54,410	54,660	(250)	(0)

Movements in Assets

The overall decrease of € 152 billion compared to December 31, 2011 was largely related to a € 91 billion reduction in positive market values from derivatives, primarily driven by yield curve changes, tightening credit spreads, maturing trades as well as the strengthening Euro against major currencies.

The € 12 billion increase in cash and due from banks and the € 42 billion decrease in interest earning deposits with banks reflect our liquidity management activities during the year, including the reduction in our discretionary wholesale funding liabilities.

Brokerage and securities related receivables were down by € 26 billion compared to December 31, 2011, due to extraordinary low trading volumes over the year-end 2012.

During 2012, loans declined by € 15 billion, primarily from managed reductions in our NCOU.

Foreign exchange rate movements (included in numbers above), in particular of the U.S. dollar and Japanese yen versus the euro, contributed € 25 billion to the decrease of our balance sheet during 2012.

Movements in Liabilities

Total liabilities decreased by € 152 billion over the year 2012, with a € 86 billion reduction in negative market values from derivatives representing the major driver, primarily due to the same reasons driving the reduction in positive market values from derivatives as outlined above.

Deposits were down by € 25 billion, largely impacted by (i) an alignment within the Group of cash/margin collateral received resulting in a € 17 billion reclassification out of deposits into brokerage and securities related payables as of year-end 2012, and (ii) a reduction in discretionary wholesale funding liabilities, partially offset by an increase in retail and transaction banking deposits.

The € 12 billion decrease in brokerage and securities related payables reflects extraordinary low trading volumes over the year 2012, partially offset by the above mentioned reclassification out of deposits.

Equity

Total equity decreased by € 250 million between 2011 and 2012. The main factors contributing to this development were noncontrolling interests which decreased by € 863 million, the cash dividend paid to Deutsche Bank shareholders of € 689 million and actuarial gains (losses) which decreased by € 452 million. These negative effects were mostly offset by a decrease of € 763 million in Treasury shares, which are deducted from equity, the increase of accumulated other comprehensive income of € 688 million and net income attributable to Deutsche Bank shareholders, which amounted to € 237 million. The increase in accumulated other comprehensive income was mainly a result of unrealized net gains on financial assets available for sale of € 1.1 billion that were partly offset by negative effects from exchange rate changes of € 423 million namely related to the U.S. dollar. Unrealized net gains on financial assets available for sale were mainly related to improved market prices of debt securities from European issuers. The decrease in noncontrolling interests was mainly driven by the exercise of Deutsche Post's put option on Postbank's shares in February 2012 and by the conclusion of a domination and profit and loss transfer agreement with Postbank in the second quarter 2012.

Regulatory Capital

The calculation of our regulatory capital as of December 31, 2012 is based on the "Basel 2.5"-framework as implemented by the Capital Requirements Directive 3 into the German Banking Act and the Solvency Regulation. Our Total regulatory capital (Tier 1 and Tier 2 capital) reported under Basel 2.5 was € 57.0 billion at the end of 2012 compared to € 55.2 billion at the end of 2011. Tier 1 capital increased to € 50.5 billion at the end of 2012 versus € 49.0 billion at the end of 2011. As of December 31, 2012, Common Equity Tier 1 (formerly referred to as Core Tier 1) capital increased to € 38.0 billion from € 36.3 billion at the end of 2011. The increase in both levels of Tier 1 capital primarily reflected reduced capital deduction items.

Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

As of December 31, 2012 and December 31, 2011 the carrying value of reclassified assets was € 17.0 billion and € 22.9 billion, respectively, compared with a fair value of € 15.4 billion and € 20.2 billion as of December 31, 2012 and December 31, 2011, respectively. These assets are held in the NCOU.

Please refer to Note 14 "Amendments to IAS 39 and IFRS 7, 'Reclassification of Financial Assets'" for additional information on these assets and on the impact of their reclassification.

Exposure to Monoline Insurers

The deterioration of the U.S. subprime mortgage and related markets has generated large exposures to financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. Actual claims against monoline insurers will only become due if actual defaults occur in the underlying assets (or collateral). There is ongoing uncertainty as to whether some monoline insurers will be able to meet all their liabilities to banks and other buyers of protection. Under certain conditions (e.g., liquidation) we can accelerate claims regardless of actual losses on the underlying assets.

The following tables summarize the fair value of our counterparty exposures to monoline insurers with respect to U.S. residential mortgage-related activity and other activities, respectively, in each case on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers. The other exposures described in the second table arise from a range of client and trading activity, including collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt. The tables show the associated Credit Valuation Adjustments ("CVA") that we have recorded against the exposures. For monolines with actively traded CDS, the CVA is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monoline CVA methodology is reviewed on a quarterly basis by management; since the second quarter of 2011 market based spreads have been used more extensively in the CVA assessment.

The ratings in the tables below are the lowest of Standard & Poor's, Moody's or our own internal credit ratings.

Monoline exposure related to U.S. residential mortgages				Dec 31, 2012				Dec 31, 2011
in € m.	Notional amount	Value prior to CVA	CVA	Fair value after CVA	Notional amount	Value prior to CVA	CVA	Fair value after CVA
AA Monolines:								
Other subprime	112	47	(11)	36	124	65	(20)	45
Alt-A	3,011	1,181	(191)	990	3,662	1,608	(353)	1,255
Total AA Monolines	3,123	1,228	(202)	1,026	3,786	1,673	(373)	1,300

Other Monoline exposure				Dec 31, 2012				Dec 31, 2011
in € m.	Notional amount	Value prior to CVA	CVA	Fair value after CVA	Notional amount	Value prior to CVA	CVA	Fair value after CVA
AA Monolines:								
TPS-CLO	2,441	575	(101)	474	2,721	786	(201)	585
CMBS	1,092	2	–	2	1,113	26	(3)	23
Corporate single name/Corporate CDO	–	–	–	–	–	–	–	–
Student loans	297	29	(3)	26	303	56	(13)	43
Other	882	274	(127)	147	922	305	(111)	194
Total AA Monolines	4,712	880	(231)	649	5,059	1,173	(328)	845
Non Investment Grade Monolines:								
TPS-CLO	455	147	(40)	107	547	199	(89)	110
CMBS	3,377	92	(28)	64	3,539	211	(42)	169
Corporate single name/Corporate CDO	12	–	–	–	2,062	2	–	2
Student loans	1,284	534	(170)	364	1,325	587	(189)	398
Other	1,084	185	(66)	119	1,076	213	(89)	124
Total Non Investment Grade Monolines	6,212	958	(304)	654	8,549	1,212	(409)	803
Total	10,924	1,838	(535)	1,303	13,608	2,385	(737)	1,648

The tables exclude counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2012 and December 31, 2011, the exposure on wrapped bonds related to U.S. residential mortgages was € 11 million and € 52 million, respectively, and the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 40 million and € 46 million, respectively. In each case, the exposure represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

As of December 31, 2012 and December 31, 2011 the total Credit Valuation Adjustment held against monoline insurers was € 737 million and € 1,109 million respectively.

Special Purpose Entities and Off Balance Sheet Arrangements

We engage in various business activities with certain entities, referred to as special purpose entities (SPEs), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.

We may or may not consolidate SPEs that we have set up or sponsored or with which we have a contractual relationship. We will consolidate an SPE when we have the power to govern its financial and operating policies, generally accompanying a shareholding, either directly or indirectly, of more than half the voting rights. If the activities of the SPEs are narrowly defined or it is not evident who controls the financial and operating policies of the SPE we will consider other factors to determine whether we have the majority of the risks and rewards. We reassess our treatment of SPEs for consolidation when there is a change in the SPE's arrangements or the substance of the relationship between us and an SPE changes. For further detail on our accounting policies regarding consolidation and reassessment of consolidation of SPEs please refer to Note 01 "Significant Accounting Policies" in our consolidated financial statements.

In limited situations we consolidate some SPEs for both financial reporting and German regulatory purposes. However, in all other cases we hold regulatory capital, as appropriate, against all SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees.

The following sections provide details about the assets (after consolidation eliminations) in our consolidated SPEs and our maximum unfunded exposure remaining to certain non-consolidated SPEs.

Total Assets in Consolidated SPEs

Dec 31, 2012

	Asset type					
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:						
Group sponsored ABCP conduits	–	79	8,433	12	16	8,540
Group sponsored securitizations	1,889	344	1,100	4	70	3,407
Third party sponsored securitizations	485	–	469	13	132	1,099
Repackaging and investment products	4,287	1,038	84	348	257	6,014
Mutual funds	4,115	–	–	493	8	4,616
Structured transactions	357	104	1,151	44	182	1,838
Operating entities	2,638	4,070	3,023	55	3,239	13,025
Other	215	333	499	31	343	1,421
Total	13,986	5,968	14,759	1,000	4,247	39,960

[1] Fair value of derivative positions is € 218 million.

Dec 31, 2011

	Asset type					
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:						
Group sponsored ABCP conduits	–	39	10,998	1	33	11,071
Group sponsored securitizations	2,044	191	1,169	3	48	3,455
Third party sponsored securitizations	–	–	493	14	156	663
Repackaging and investment products	5,032	971	207	606	409	7,225
Mutual funds	3,973	–	–	1,934	566	6,473
Structured transactions	2,425	43	3,748	22	334	6,572
Operating entities	2,116	3,879	3,228	102	3,439	12,764
Other	114	239	329	84	548	1,314
Total	15,704	5,362	20,172	2,766	5,533	49,537

[1] Fair value of derivative positions is € 580 million.

Group Sponsored ABCP Conduits

The Group sets up, sponsors and administers asset-backed commercial paper (ABCP) programs. These programs provide our customers with access to liquidity in the commercial paper market and create investment products for our clients. As an administrative agent for the commercial paper programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the commercial paper conduit (conduit), which then issues to the market high-grade, short-term commercial paper, collateralized by the underlying assets, to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper. We are the liquidity provider to these conduits and therefore exposed to changes in the carrying value of their assets. We consolidate the majority of our sponsored conduit programs because we have the controlling interest.

Our liquidity exposure to these conduits is to the entire commercial paper issued of € 9.3 billion and € 11.6 billion as of December 31, 2012 and December 31, 2011, of which we held € 393 million and € 2.5 billion, respectively.

The collateral in the conduits includes a range of asset-backed loans and securities, including aircraft leasing, student loans, trust preferred securities and residential- and commercial-mortgage-backed securities. The collateral in the conduits has decreased due to the repayment of certain transactions and the sale of loans to other entities within the Group.

Group Sponsored Securitizations

We sponsor SPEs for which we originate or purchase assets. These assets are predominantly commercial and residential whole loans or mortgage-backed securities. The SPEs fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the SPE. When we retain a subordinated interest in the assets that have been securitized, an assessment of the relevant factors is performed and, if SPEs are controlled by us, they are consolidated. The fair value of our retained exposure in these securitizations as of December 31, 2012 and December 31, 2011 was € 3.4 billion and € 3.1 billion, respectively.

Third Party Sponsored Securitizations

In connection with our securities trading and underwriting activities, we acquire securities issued by third party securitization vehicles that purchase diversified pools of commercial and residential whole loans or mortgage-backed securities. The vehicles fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the vehicles. When we hold a subordinated interest in the SPE, an assessment of the relevant factors is performed and if SPEs are controlled by us, they are consolidated. The increase in the total assets of these SPEs is mainly due to the consolidation of certain Collateralized Mortgage Obligations in the period. As of December 31, 2012 and December 31, 2011 the fair value of our retained exposure in these securitizations was € 1.0 billion and € 0.6 billion, respectively.

Repackaging and Investment Products

Repackaging is a similar concept to securitization. The primary difference is that the components of the repackaging SPE are generally securities and derivatives, rather than non-security financial assets, which are then "repackaged" into a different product to meet specific individual investor needs. We consolidate these SPEs when we have the majority of risks and rewards inherent in the repackaging entity. Risks and rewards inherent in the repackaging entity may include price movements of the underlying asset for equity, credit, interest rate and other risks and the potential variability arising from those risks. Our consolidation assessment considers the exposures that both Deutsche Bank and the investor(s) have in relation to the repackaging entity via derivatives and other instruments. Investment products offer clients the ability to become exposed to specific portfolios of assets and risks through purchasing our structured notes. We hedge this exposure by purchasing interests in SPEs that match the return specified in the notes. The decrease in total assets of € 1.2 billion is mainly driven by the repayment of certain facilities in the period. In addition to the assets of consolidated repackaging vehicles shown in the table the nominal value of the total assets in non-consolidated repackaging vehicles was € 33 billion and € 35 billion as December 31, 2012 and December 31, 2011 respectively.

Mutual Funds

We offer clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. We provide a guarantee feature to certain funds in which we guarantee certain levels of the net asset value to be returned to investors at certain dates. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and, on occasion, performance-based fees. We are not contractually obliged to support these funds and have not done so during 2012. During 2012 the amount of assets held in consolidated funds decreased by € 1.9 billion. This movement was predominantly due to client money outflows during the period.

Structured Transactions

We enter into certain structures which offer clients funding opportunities at favorable rates. The funding is predominantly provided on a collateralized basis. These structures are individually tailored to the needs of our clients. We consolidate these SPEs when we hold the controlling interest or we have the majority of the risks and rewards through a residual interest holding and/or a related liquidity facility. The composition of the SPEs that we consolidate is influenced by the execution of new transactions and the maturing, restructuring and exercise of early termination options with respect to existing transactions. The total assets decreased by € 4.7 billion during 2012 due to the unwinding of certain trades.

Operating Entities

We establish SPEs to conduct some of our operating business when we benefit from the use of an SPE. These include direct holdings in certain proprietary investments and the issuance of credit default swaps where our exposure has been limited to our investment in the SPE. We consolidate these entities when we hold the controlling interest or are exposed to the majority of risks and rewards of the SPE.

Exposure to Non-consolidated SPEs

We do not consolidate all the SPEs that we transact with but we may have exposure to non-consolidated SPEs through certain arrangements. These arrangements include the provision of sponsorship for commercial paper conduits, finance-related support to third party conduits, liquidity facilities, repurchase and loan commitments and guarantees. These arrangements are discussed in greater detail below.

in € bn.	Dec 31, 2012	Dec 31, 2011
Maximum unfunded exposure by category:		
Group sponsored ABCP conduits	0.8	1.2
Third party ABCP conduits	1.8	1.9
Third party sponsored securitizations		
U.S.	1.4	1.6
non-U.S.	1.9	1.4
Guaranteed mutual funds[1]	9.5	9.8
Real estate leasing funds	0.7	0.7

[1] Notional amount of the guarantees.

Group Sponsored ABCP Conduits

We sponsor and administer four ABCP conduits, established in Australia, which are not consolidated because we do not hold the majority of risks and rewards. These conduits provide our clients with access to liquidity in the commercial paper market in Australia. As of December 31, 2012 and December 31, 2011 they had assets totaling € 0.6 billion and € 1.0 billion respectively, consisting of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the clients to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA–. The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.

The weighted average life of the assets held in the conduits is five years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.

Our exposure to these entities is limited to the committed liquidity facilities totaling € 0.8 billion as of December 31, 2012 and € 1.2 billion as of December 31, 2011. None of these facilities have been drawn. The decrease in the liquidity facilities has been due to the maturity and reduction of certain facilities during the period. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance. As of December 31, 2012 we did not hold material amounts of commercial paper or notes issued by these conduits.

Third Party ABCP Conduits

In addition to sponsoring our commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. We do not consolidate any third party ABCP conduits as we do not control them.

Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities and unfunded committed repurchase agreements in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded. At December 31, 2012 and 2011, the notional amount of undrawn facilities provided by us was € 1.8 billion and € 1.9 billion, respectively. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets will affect the recoverability of the amount drawn.

Third Party Sponsored Securitizations

The third party securitization vehicles to which we, and in some instances other parties, provide financing are third party-managed investment vehicles that purchase diversified pools of assets, including fixed income securities, corporate loans, asset-backed securities (predominantly commercial mortgage-backed securities, residential mortgage-backed securities and credit card receivables) and film rights receivables. The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.

The notional amount of liquidity facilities with an undrawn component provided by us as of December 31, 2012 and December 31, 2011 was € 7.0 billion and € 8.2 billion, respectively, of which € 3.6 billion and € 5.2 billion had been drawn and € 3.3 billion and € 3.0 billion were still available to be drawn as detailed in the table. All facilities are available to be drawn if the assets meet certain eligibility criteria and performance triggers are not reached. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets affects the recoverability of the amount drawn.

Mutual Funds

We provide guarantees to funds whereby we guarantee certain levels of the net asset value to be returned to investors at certain dates. These guarantees do not result in us consolidating the funds; they are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income. The fair value of the guarantees was € 32 million as of December 31, 2012. As of December 31, 2012, these non-consolidated funds had € 10.9 billion assets under management and provided guarantees of € 9.5 billion. As of December 31, 2011, assets of € 10.6 billion and guarantees of € 9.8 billion were reported.

Real Estate Leasing Funds

We provide guarantees to SPEs that hold real estate assets (commercial and residential land and buildings and infrastructure assets located in Germany) that are financed by third parties and leased to our clients. These guarantees are only drawn upon in the event that the asset is destroyed and the insurance company does not pay for the loss. If the guarantee is drawn we hold a claim against the insurance company. We also write put options to closed-end real estate funds set up by us, which purchase commercial or infrastructure assets located in Germany and which are then leased to third parties. The put option allows the shareholders to sell the asset to us at a fixed price at the end of the lease. As of December 31, 2012 and December 31, 2011 the notional amount of the guarantees was € 476 million and € 501 million respectively, and the notional of the put options was € 228 million and € 239 million respectively. We do not consolidate these SPEs as we do not hold the majority of their risks and rewards.

For further information on off-balance sheet arrangements, including allowances for off-balance sheet positions, please refer to the Risk Report. Additional information is also included in Note 30 "Credit related Commitments and Contingent Liabilities".

As of January 1, 2013 the Group has adopted the requirements of IFRS 10 "Consolidated Financial Statements" and IFRS 12 "Disclosure of Interests in Other Entities." IFRS 12 requires the Group to provide more comprehensive disclosures related to the nature, associated risks, and financial effects of interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a result the disclosure requirements by IFRS 12 will be made in the notes to the financial statements as of year-end 2013. For further information, see Note 03 "Recently Adopted and New Accounting Pronouncements".

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see our Risk Report.

Long-term Credit Ratings

Maintaining a strong credit quality is a fundamental value driver for our clients, bondholders and shareholders. In 2012, bank ratings globally continued to decline based on the difficult macroeconomic environment and the ongoing sovereign debt crisis. Despite these challenges, Deutsche Bank was able to retain its A+ long-term credit ratings assigned by both Standard and Poor's and Fitch.

In the first quarter 2012, Moody's initiated a comprehensive rating review of 114 European banks and 17 banks and securities firms with global capital markets operations. Upon conclusion of the review, most banks were subject to a downward rating action of up to three notches. On June 21, 2012, Deutsche Bank AG's long-term credit rating was downgraded by two notches to A2 in this context. Moody's attributed the downgrade to the bank's large capital markets business and the resulting challenges for the bank's risk management in a persisting difficult business environment.

	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Moody's Investors Service, New York[1]	A2	Aa3	Aa3
Standard & Poor's, New York[2]	A+	A+	A+
Fitch Ratings, New York[3]	A+	A+	AA-

1 Moody's defines A-rated obligations as upper-medium grade obligations which are subject to low credit risk. The numerical modifier 2 indicates a ranking in the middle of the A category.
2 Standard and Poor's defines its A rating as somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. The plus indicates a ranking in the higher end of the A category.
3 Fitch Ratings defines it's A rating as high credit quality. Fitch Ratings uses the A rating to denote expectations of low default risk. According to Fitch Ratings, A ratings indicate a strong capacity for payment of financial commitments. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than higher ratings. The plus indicates a ranking in the higher end of the A category.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our securities.

Tabular Disclosure of Contractual Obligations

Cash payment requirements outstanding as of December 31, 2012.

Contractual obligations					Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations[1]	176,777	42,493	38,131	36,254	59,899
Trust preferred securities[1]	14,715	5,367	2,731	2,791	3,826
Long-term financial liabilities designated at fair value through profit or loss[2]	13,539	4,540	2,881	1,702	4,417
Finance lease obligations	57	10	30	7	10
Operating lease obligations	5,051	880	1,369	1,057	1,745
Purchase obligations	2,386	686	1,180	472	48
Long-term deposits[1]	35,245	–	12,152	7,099	15,994
Other long-term liabilities	5,457	210	194	2,661	2,392
Total	253,227	54,184	58,668	52,043	88,331

[1] Includes interest payments.
[2] Long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the revenues of noncancelable sublease rentals of € 190 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, facility management, information technology and security settlement services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 06 "Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss", Note 24 "Leases", Note 28 "Deposits" and Note 32 "Long-Term Debt and Trust Preferred Securities".

Events after the Reporting Date

All significant adjusting events that occurred after the reporting date were recognized in our results of operations, financial position and net assets.

Risk Report

Introduction

Disclosures in line with IFRS 7 and IAS 1

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks in line with the requirements of International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures, and capital disclosures required by International Accounting Standard 1 (IAS 1) Presentation of Financial Statements. Information which forms part of and is incorporated by reference into the financial statements of this report is marked by a bracket in the margins throughout this Risk Report.

Disclosures according to Pillar 3 of the Basel Capital Framework

In previous years (since 2008), the Pillar 3 disclosures had been provided in separate Pillar 3 Reports. Starting with year-end 2012, the risk report also incorporates the Pillar 3 disclosures resulting from the revised international capital adequacy standards as recommended by the Basel Committee on Banking Supervision (Basel 2), including the amendments for trading book and securitization positions as applicable since December 31, 2011 (Basel 2.5). The European Union enacted the Capital Requirements Directive 3, which adopted the Basel 2.5 capital framework in Europe. Germany adopted the Capital Requirements Directive 3 into national law and revised the disclosure requirements related to Pillar 3 in Section 26a of the German Banking Act ("Kreditwesengesetz" or "KWG") and in Part 5 of the German Regulation on Solvency ("Solvabilitätsverordnung", "Solvency Regulation" or "SolvV").

Per regulation it is not required to audit Pillar 3 disclosures. As such certain Pillar 3 disclosures are labeled unaudited.

We have applied the revised capital framework for the majority of our risk exposures on the basis of internal models for measuring credit risk, market risk and operational risk, as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as "BaFin"). All Pillar 3 relevant disclosures are compiled based upon a set of internally defined principles and related processes as stipulated in our applicable Pillar 3 disclosure policy.

The following table provides the location of the Pillar 3 disclosure topics in this Risk Report.

Pillar 3 disclosures in our Financial Report

Pillar 3 Disclosure topic	Where to find in our Financial Report
Introduction and Scope of Application of Pillar 3	"Introduction"
Capital Adequacy	"Regulatory Capital"
Risk and Capital Management of the Group	"Risk Management Executive Summary", "Risk Management Principles", "Risk Strategy and Appetite", "Risk Inventory", "Risk Management Tools", "Capital Management", "Balance Sheet Management" and "Overall Risk Position"
Counterparty Credit Risk: Strategy and Processes Counterparty Credit Risk: Regulatory Assessment	"Credit Risk", "Asset Quality", "Counterparty Credit Risk: Regulatory Assessment" and Note 01 "Significant Accounting Policies"
Securitization	"Securitization" and Note 01 "Significant Accounting Policies"
Trading Market Risk Nontrading Market Risk	"Trading Market Risk", "Nontrading Market Risk", "Accounting and Valuation of Equity Investments" and Note 02 "Critical Accounting Estimates – Methods of Determining Fair Value"
Operational Risk	"Operational Risk"
Liquidity Risk	"Liquidity Risk"

Disclosures according to principles and recommendations of the Enhanced Disclosure Task Force (EDTF)

In 2012 the Enhanced Disclosure Task Force ("EDTF") was established as a private sector initiative under the auspice of the Financial Stability Board, with the primary objective to develop fundamental principles for enhanced risk disclosures and to recommend improvements to existing risk disclosures. As a member of the EDTF we implemented many of the disclosure recommendations in this Risk Report, with further enhancements being considered for 2013.

General Approach

The sections on qualitative and quantitative risk disclosures provide a comprehensive view on the risk profile of Deutsche Bank Group. All quantitative information generally reflects Deutsche Bank Group including Postbank for the reporting dates December 31, 2012 and December 31, 2011.

With the legally enforceable domination agreement between Deutsche Bank and Postbank in place since September 2012, Postbank's risk management function has been functionally integrated in our risk function, e.g., regarding functional reporting lines, joint committee structure and group-wide policies. Statements regarding risk management hence always refer to the Group including Postbank. In limited instances where differing approaches remain or where a consolidated view for quantitative information cannot be presented, this is separately highlighted.

Scope of Consolidation

The following sections providing quantitative information refer to our financial statements in accordance with International Financial Reporting Standards. Consequently, the reporting is generally based on the IFRS principles of valuation and consolidation. However, in particular for Pillar 3 purposes, regulatory principles of consolidation are relevant which differ from those applied for our financial statements and are described in more detail below. Where the regulatorily relevant scope is used this is explicitly stated.

Scope of the Regulatory Consolidation

Deutsche Bank Aktiengesellschaft ("Deutsche Bank AG"), headquartered in Frankfurt am Main, Germany, is the parent institution of the Deutsche Bank group of institutions (the "regulatory group"), which is subject to the supervisory provisions of the KWG and the SolvV. Under Section 10a KWG, a regulatory group of institutions consists of a credit institution (also referred to as a "bank") or financial services institution, as the parent company, and all other banks, financial services institutions, investment management companies, financial enterprises, payment institutions and ancillary services enterprises which are subsidiaries in the meaning of Section 1 (7) KWG. Such entities are fully consolidated for our regulatory reporting. Additionally certain companies which are not subsidiaries can be included on a pro-rata basis. Insurance companies and companies outside the finance sector are not consolidated in the regulatory group of institutions.

For financial conglomerates, however, insurance companies are included in an additional capital adequacy calculation (also referred to as "solvency margin"). We have been designated by the BaFin as a financial conglomerate in October 2007.

The regulatory principles of consolidation are not identical to those applied for our financial statements. Nonetheless, the majority of subsidiaries according to the KWG are also fully consolidated in accordance with IFRS in our consolidated financial statements.

The main differences between regulatory and accounting consolidation are:

- Entities which are controlled by us but do not belong to the banking industry, do not form part of the regulatory group of institutions, however are included in the consolidated financial statements according to IFRS.
- Most of our Special Purpose Entities ("SPEs") consolidated under IFRS do not meet the specific consolidation requirements pursuant to Section 10a KWG and are consequently not consolidated within the regulatory group. However, the risks resulting from our exposures to such entities are reflected in the regulatory capital requirements.
- Some entities included in the regulatory group are not consolidated for accounting purposes but are treated differently, in particular using the equity method of accounting. There are two entities within our regulatory group which are jointly controlled by its owners and consolidated on a pro-rata basis. One entity is voluntarily consolidated on a pro-rata basis. All three entities are treated according to the equity method of accounting in our financial statements.

As of year-end 2012, our regulatory group comprised 913 subsidiaries, of which 3 were consolidated on a pro-rata basis. Our regulatory group comprised 137 credit institutions, 3 payment institutions, 80 financial services institutions, 514 financial enterprises, 14 investment management companies and 165 ancillary services enterprises.

As of year-end 2011, our regulatory group comprised 1,027 subsidiaries, of which 3 were consolidated on a pro-rata basis. The regulatory group comprised 152 credit institutions, 2 payment institutions, 93 financial services institutions, 627 financial enterprises, 14 investment management companies and 139 ancillary services enterprises.

131 entities were exempted from regulatory consolidation pursuant to Section 31 (3) KWG as per year end 2012 (year end 2011: 102 entities). Section 31 (3) KWG allows the exclusion of small entities in the regulatory scope of application from consolidated regulatory reporting if either their total assets are below € 10 million or below 1 % of total assets. None of these entities need to be consolidated in our financial statements in accordance with IFRS. The book values of our participations in their equity were deducted from our regulatory capital, in total € 31 million as per year end 2012 (year end 2011: €12 million).

The same deduction treatment was applied to a further 267 unconsolidated (in the meaning of regulatory consolidation) entities and three immaterial insurance entities, not included in the solvency margin, which we deducted from our regulatory capital pursuant to Section 10 (6) KWG. Section 10 (6) No. 1, 2, 3 and 5 KWG requires the deduction of participating interests in unconsolidated banking, financial and insurance entities from regulatory capital when more than 10 % of the capital is held (in case of insurance entities, 20 % of either the capital or voting rights unless included in the solvency margin calculation of the financial conglomerate). Since we are classified as a financial conglomerate, material investments in insurance entities amounting to at least 20 % of capital or voting rights are not deducted from our regulatory capital as they are included in our solvency calculation at the financial conglomerate level.

Risk Management Executive Summary

The overall focus of Risk and Capital Management in 2012 was on strengthening our capital base and supporting our strategic initiatives whilst maintaining our risk profile in line with our risk strategy.

Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk, business risk (including tax and strategic risk), reputational risk and liquidity risk. We manage the identification, assessment and mitigation of top and emerging risks through a rigorous governance process and robust risk management tools and processes. Our proactive approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed through a bottom-up risk assessment and through a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture risks that have an impact across our risk inventories and business divisions or those that are relevant only to specific portfolios.

Current portfolio wide risks on which we have been focused in 2012 include: the potential escalation of the European sovereign debt crisis, the impact of a potential US fiscal austerity shock, a potential slowdown in Asian growth and the potential risk of a steep oil price increase resulting from a geopolitical shock. These risks have been a consistent focus throughout recent quarters. The assessment of the potential impacts of these risks has been made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize.

The year 2012 has continued to see increased regulation in the financial services industry. We are also focused on ensuring that we act proactively to identify potential political and regulatory changes and assess the possible impact on our business model or processes. We have a dedicated function which oversees and coordinates the proactive identification, assessment and implementation of requirements due to new regulation including the participation in numerous consultation processes.

As part of our overall capital strategy, assets and portfolios deemed as non strategic or in some cases underperforming have been moved to a newly created Non-Core Operations Unit (NCOU). This division actively oversees, manages and drives an accelerated de-risking program aligned with our externally announced strategic targets. Assets assigned to this unit are managed consistently and in accordance with our risk framework and principles.

Credit Risk Summary

- Adherence to our core credit principles of proactive and prudent risk management has enabled us to weather a sustained volatile macro-economic credit environment over 2012 and has contributed to the containment of loan losses. This has been achieved by application of our existing risk management philosophy of conservative underwriting standards, active concentration risk management and risk mitigation strategies including collateral, hedging, netting and credit support arrangements.

- Credit exposure remained diversified by region, industry and counterparty. Regional exposure is evenly spread across our key markets (Germany 27 %, Rest of Western Europe 28 % and North America 30 %) and has been stable year on year. Our largest industry exposure is to Banks and Insurances, which constitutes 33 % of overall gross exposures (i.e., before consideration of collateral) and was € 359 billion, a decline of € 17.3 billion from December 31, 2011, when it represented 34 % of gross exposures. These exposures are predominantly with highly rated counterparties and generally are collateralized. On a counterparty level we remained well diversified with our top ten exposures representing 11 % on a gross basis, all with highly rated investment-grade counterparties and including structured trades with high risk mitigation.
- The economic capital usage for credit risk totaled € 12.6 billion at year-end 2012. The decrease of € 238 million, or 2 %, compared to € 12.8 billion at year-end 2011, mainly reflected overall exposure reduction.
- Provision for credit losses decreased in 2012 by € 118 million to € 1.7 billion. This decrease excludes the effect of Postbank releases related to loan loss allowances recorded prior to consolidation of € 157 million and € 402 million in 2012 and 2011 respectively. The impact of such releases is reported as interest income on group level. Adjusted for this accounting effect, our provision for credit losses in 2012 would have been € 1.6 billion reflecting an increase of € 126 million compared to the prior year.
- Our overall loan book as of December 31, 2012 decreased to € 402 billion versus € 417 billion as of December 31, 2011. Reductions were mainly driven by focused de-risking in the newly established NCOU. Our single largest industry category loan book is Household mortgages equating to € 142 billion as of December 31, 2012, with € 112 billion of these in the stable German market. Our corporate loan book, which accounts for 55 % of the total loan book, is composed 66 % of loans with an investment-grade rating as of December 31, 2012, increased from 64 % as of December 31, 2011 driven by a heavier weighting of reductions to non investment-grade counterparties.

Market Risk Summary

- Nontrading market risk economic capital usage totaled € 8.5 billion as of December 31, 2012, which is € 1.2 billion, or 17 %, above our economic capital usage at year-end 2011. The increase was largely driven by the extension of nontrading market risk economic capital coverage to include material credit spread risks from the banking book.
- The economic capital usage for trading market risk was € 4.7 billion at year-end 2012, and decreased by € 34 million, or 1 % compared to prior year end. The materially unchanged economic capital usage for trading market risk reflected offsetting effects of methodology refinements and exposure reductions.
- The average value-at-risk of our trading units was € 57.1 million in 2012, compared to € 72.7 million per 2011. The decrease was driven primarily by a broad risk reduction across most asset classes, but also partly due to the benefit of lower levels of market data volatility.

Operational Risk Summary

- The economic capital usage for operational risk increased by € 172 million, or 3.5 %, to € 5 billion as of December 31, 2012. The increase is primarily due to higher industry operational risk loss experience and the integration of BHF-BANK into our Advanced Measurement Approach (AMA) model in the first quarter 2012. Our regulatory capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the current financial crisis.
- Internal operational risk losses increased in 2012 compared to prior year driven by increased litigation provisions relating to events over the past decade.

Liquidity Risk Summary

- Liquidity reserves as of December 31, 2012 were € 232.2 billion (now including € 25.9 billion from Postbank following integration). Excluding Postbank (which was not included as of December 31, 2011), our liquidity reserves decreased by € 16.4 billion over the year. The primary driver of this was a reduction of € 40 billion in our discretionary wholesale funding during the year, offset by growth in more stable funding

sources. Overall our liquidity risk profile remains within our liquidity risk appetite, as confirmed by all year-end stress tests resulting in a net liquidity surplus.
- Our 2012 issuance activities amounted to € 17.9 billion. This compares to our full year plan of € 15-20 billion.
- 62 % of our overall funding came from the most stable funding sources, comprising capital markets and equity, retail, and transaction banking liabilities.

Capital Management Summary

- The Common Equity Tier 1 capital ratio in accordance with Basel 2.5 amounted to 11.4 % based on Common Equity Tier 1 capital of € 38.0 billion and risk-weighted assets of € 334 billion. This compares to a Common Equity Tier 1 capital ratio of 9.5 % at year-end 2011 based on Common Equity Tier 1 capital of € 36.3 billion and risk-weighted assets of € 381.2 billion.
- Risk-weighted assets decreased in 2012 by € 47.6 billion to € 334 billion at the end of 2012, reflecting de-risking activities as well as model and process improvements.
- The newly established NCOU division has contributed to significant de-risking. The overall de-risking achieved by the NCOU in 2012 resulted in a reduction in total assets adjusted of € 35 billion (27 %) from € 130 billion as of December 31, 2011 to € 95 billion as of December 31, 2012.
- The internal capital adequacy ratio, signifying whether the total capital supply is sufficient to cover the capital demand determined by our risk positions, increased to 160 % as of December 31, 2012, compared to 159 % as of December 31, 2011.
- As at December 31, 2012, our pro forma, fully loaded Basel 3 Common Equity Tier 1 capital ratio was 7.8 %, comprising € 31 billion Common Equity Tier 1 capital and € 401 billion risk-weighted assets.

Balance Sheet Management Summary

- As of December 31, 2012, our adjusted leverage ratio was 21, unchanged from the level at the end of 2011 and below our target leverage ratio of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 37 as of December 31, 2012, a slight decrease compared to end of 2011.

Risk Management Principles

We actively take risks in connection with our business and as such the following principles underpin risk management within our group:

- Risk is taken within a defined risk appetite;
- Every risk taken needs to be approved within the risk management framework;
- Risk taken needs to be adequately compensated; and
- Risk should be continuously monitored and managed.

A strong risk culture helps reinforce our resilience by encouraging a holistic approach to the management of risk and return throughout our organization as well as the effective management of our risk, capital and reputational profile. The management of risk is the responsibility of all employees. We expect employees to exhibit behaviors that maintain a strong risk culture and assess them for this as part of the overall performance and compensation process. Strong risk culture behaviors include:

- Being fully responsible for our risks;
- Being rigorous, forward looking and comprehensive in the assessment of risk;
- Inviting, providing and respecting challenges;
- Trouble shooting collectively; and
- Placing Deutsche Bank and its reputation at the heart of all decisions.

To reinforce these behaviors we have launched a number of group-wide activities, including mandatory trainings on risk awareness. We also have regular communications, including from our Board members, on the importance of a strong Risk Culture.

Risk Management Framework

The diversity of our business model requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. Risk and capital are managed via a framework of principles, organizational structures and measurement and monitoring processes that are closely aligned with the activities of the divisions and business units:

- Core risk management responsibilities are embedded in the Management Board and appropriately delegated to senior risk management committees responsible for execution and oversight. The Supervisory Board regularly monitors the risk and capital profile.
- We operate a three-line of defense risk management model whereby front office functions, risk management oversight and assurance roles are played by functions independent of one another.
- Risk strategy is approved by the Management Board on an annual basis and is defined based on the Group Strategic and Capital Plan and Risk Appetite in order to ensure alignment of risk, capital and performance targets.
- Cross-risk analysis reviews are conducted across the group to validate that sound risk management practices and a holistic awareness of risk exist.
- All major risk classes are managed in a coordinated manner via risk management processes, including: credit risk, market risk, operational risk, liquidity risk, business risk, reputational risk and risk concentrations.
- Appropriate monitoring, stress testing tools and escalation processes are in place for key capital and liquidity thresholds and metrics. Where applicable modeling and measurement approaches for quantifying risk and capital demand are implemented across the major risk classes.
- Effective systems, processes and policies are a critical component of our risk management capability.

Risk Governance

From a supervisory perspective, our operations throughout the world are regulated and supervised by relevant authorities in each of the jurisdictions in which we conduct business. Such regulation focuses on licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organisation and reporting requirements. The BaFin and the Deutsche Bundesbank (the German central bank) act in cooperation as our primary supervisors to ensure our compliance with the German Banking Act and other applicable laws and regulations. The German Banking Act and the rules and regulations thereunder implement, in addition, certain recommendations of the Basel Committee on Banking Supervision, as well as certain European Union directives relating to banks. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in section "Regulatory Capital".

From an internal governance perspective, we have several layers of robust management to provide strong and cohesive risk governance:

- The Supervisory Board monitors our risk and capital profile regularly via its designated committee, the Risk Committee of the Supervisory Board. The chair of the Risk Committee reports on items discussed during the Risk Committee's meetings to the Supervisory Board.
- The Risk Committee of the Supervisory Board meets regularly. At these meetings, the Management Board reports to the Risk Committee on credit, market, country, liquidity, operational, strategic, regulatory as well as litigation and reputational risks. It also reports on loans requiring a Supervisory Board resolution pursuant to law or the Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee deliberates with the Management Board on issues of the aggregate risk disposition and the risk strategy.

— Our Management Board provides overall risk and capital management supervision for the consolidated Group and is exclusively responsible for day-to-day management of the company with the objective of creating sustainable value in the interest of our shareholders, employees and other stakeholders. The Management Board is responsible for defining and implementing comprehensive and aligned business and risk strategies, as well as ensuring well-defined risk management functions and operating processes are in place to ensure that our overall performance is aligned to our business and risk strategy. The Management Board has delegated certain functions and responsibilities to relevant senior governance committees to support the fulfillment of these responsibilities, in particular to the Capital and Risk Committee ("CaR") and Risk Executive Committee ("Risk ExCo") whose roles are described in more detail below.
For further information on how we ensure that our overall performance is aligned to our risk strategy please refer to section below "Risk Strategy and Appetite"

Chart: Risk Management Governance Structure of the Deutsche Bank Group.

Supervisory Board
Risk Committee of the Supervisory Board
Regular monitoring of Risk and Capital Profile
Risk Strategy / Appetite / Decisions
Management Board
Overall Risk and Capital Management Supervision
Capital & Risk Committee
Integrated planning and monitoring of Deutsche Bank's risk profile and capital capacity as well as defining the Internal Capital Adequacy Assessment Process
Risk Executive Committee
Identification, analysis & mitigation of risks, risk policy, organisation & governance of risk management and day-to-day risk and capital management
Specialized sub-committees
Specialized sub-committees
Information

The following functional committees are central to the management of Risk in Deutsche Bank:

— The CaR oversees and controls integrated planning and monitoring of our risk profile and capital capacity, providing an alignment of risk appetite, capital requirements and funding/liquidity needs with Group, divisional and sub-divisional business strategies. It provides a platform to discuss and agree strategic issues impacting capital, funding and liquidity among Risk Management, Finance and the business divisions. The CaR initiates appropriate actions and/or makes recommendations to the Management Board. It is also responsible for monitoring our risk profile against our risk appetite on a regular basis and ensuring appropriate escalation or actions are taken. The CaR monitors the performance of our risk profile against early warning indicators and recovery triggers, and provides recommendations to the Management Board to invoke defined process and/or actions under the recovery governance framework if required.

- Our Risk ExCo, as the most senior functional committee of our risk management, identifies controls and manages all risks including risk concentrations at group level, and is a center of expertise concerning all risk related topics of the business divisions. It is responsible for risk policy, the organization and governance of risk management and ensures and oversees the execution of risk and capital management including identification, analysis and risk mitigation, within the scope of the risk and capital strategy (Risk and Capital Demand Plan) approved by the Management Board. The Risk ExCo is supported by subcommittees that are responsible for dedicated areas of risk management, including several policy committees, the Cross Risk Review Committee ("CRRC") and the Group Reputational Risk Committee ("GRRC").
- The CRRC supports the Risk ExCo and the CaR with particular emphasis on the management of group-wide risk patterns. The CRRC, under a delegation of authority from the CaR has responsibility for the day-to-day oversight and control of our Internal Capital Adequacy Assessment Process ("ICAAP"). The CRRC also oversees the inventory of stress tests used for managing our risk appetite, reviews the results and proposes management action, if required. It monitors the effectiveness of the stress test process and drives continuous improvement of our stress testing framework. It is supported by a dedicated Stress Testing Oversight Committee which has the responsibility for the definition of the group-wide stress test scenarios, ensuring common standards and consistent scenarios across risk types, and reviewing the group-wide stress test results.

Recovery management governance is part of our overall risk management framework to support that we can proactively identify and respond to severe stress or the threat of a severe stress. The key elements of the recovery management planning and governance include:

- Clear roles and responsibilities which include Management Board oversight;
- A dedicated set of early warning indicators and recovery triggers to monitor potential risks and stimulate management action;
- An enhanced regime of severe stress tests and defined strategic recovery measures to enable proactive management of our risk profile; and
- A dedicated sub-committee of the CaR to ensure ongoing monitoring and process readiness.

Multiple members of the CaR are also members of the Risk ExCo which facilitates a constant and comprehensive information flow between the two committees.

Following changes to the structure and composition of our Management Board in 2012, the coverage of risks has been more widely distributed at the level of the Management Board, as the following risk management units, which previously had reported directly to the Chief Risk Officer, now report to other Management Board members: Compliance, Corporate Security & Business Continuity, Government & Regulatory Affairs, Legal and Treasury. Our Chief Risk Officer ("CRO"), who is a member of the Management Board, remains responsible for the identification, assessment and reporting of risks arising within operations across all business and all risk types as well as for the direct management responsibility of the following Risk management divisions: Credit Risk Management, Market Risk Management, Operational Risk Management and Strategic Risk and Enterprise-wide Risk Management. Our governance structure and mechanisms ensure that group wide oversight of risk continues unchanged.

With respect to the day-to-day management and oversight of risk, there are dedicated Risk and Treasury units established with the mandate to:

- Ensure that the business conducted within each division is consistent with the risk appetite that the CaR has set within a framework established by the Management Board;
- Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
- Approve credit, market and liquidity risk limits;

— Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
— Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

The Deputy Chief Risk Officer ("DCRO") leads a Strategic Risk and Enterprise-wide Risk Management function whose mandate is to provide an increased focus on holistic risk management and comprehensive, cross-risk oversight to further enhance our risk portfolio steering. The objectives of the Strategic Risk and Enterprise-wide Risk Management unit are to:

— Drive key strategic cross-risk initiatives and establish greater cohesion between defining portfolio strategy and governing execution, including regulatory adherence;
— Provide a strategic and forward-looking perspective on the key risk issues for discussion at senior levels within the bank (risk appetite, stress testing framework);
— Strengthen risk culture in the bank; and
— Foster the implementation of consistent risk management standards.

Our Finance and Audit departments operate independently of both, our business divisions and of our Risk function. The role of the Finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our Audit department performs risk-based reviews of the design and operating effectiveness of our system of internal controls.

Based on the domination agreement, we have introduced further changes to the governance of the Risk functions across Deutsche Bank and Postbank. The main changes were:

— Functional reporting lines from the Postbank Risk Management to Deutsche Bank Risk Management have been established. These changes did not affect the disciplinary reporting lines within the Postbank CRO organization;
— Postbank's key risk committees were enlarged with voting members from Deutsche Bank from the respective risk functions and vice versa; and
— Key group risk policies have been implemented at Postbank.

The key risk management committees of Postbank, in all of which Postbank's Chief Risk Officer as well as senior risk managers of Deutsche Bank are voting members, are:

— The Bank Risk Committee, which advises Postbank's Management Board with respect to the determination of overall risk appetite and risk allocation;
— The Credit Risk Committee, which is responsible for limit allocation and the definition of an appropriate limit framework;
— The Market Risk Committee, which decides on limit allocations as well as strategic positioning of Postbank's banking and trading book and the management of liquidity risk; and
— The Operational Risk Committee which defines the appropriate risk framework as well as the capital allocation for the individual business areas.

Risk Reporting and Measurement Systems

We have centralized risk data and systems supporting regulatory reporting and external disclosures, as well as internal management reporting for credit, market, operational and liquidity risk. The risk infrastructure incorporates the relevant legal entities and business divisions and provides the basis for tailor-made reporting on risk positions, capital adequacy and limit utilization to the relevant functions on a regular and ad-hoc basis. Established units within Finance and Risk assume responsibility for measurement, analysis and reporting of risk while ensuring sufficient quality and integrity of risk-related data.

The main reports on risk and capital management that are used to provide the central governance bodies with information relating to Group Risk Exposures are the following:

- Our Risk and Capital Profile is presented monthly to the CaR and the Management Board and is subsequently submitted to the Risk Committee of the Supervisory Board for information. It comprises an overview of the current risk, capital and liquidity status of the Group, also incorporating information on regulatory capital and economic capital adequacy.
- An overview of our capital, liquidity and funding is presented to the CaR by the Group Treasurer every month. It comprises information on key metrics including Core Tier 1 capital (under Basel 3 Common Equity Tier 1 capital) and the leverage ratio, as well as an overview of our current funding and liquidity status, the liquidity stress test results and contingency measures.
- Group-wide macro stress tests are performed quarterly and reported to the CaR. These are supplemented, as required, by ad-hoc stress tests at Group level.

The above reports are complemented by a suite of other standard and ad-hoc management reports of Risk and Finance, which are presented to several different senior committees responsible for risk and capital management at Group level.

Risk Strategy and Appetite

Strategic and Capital Planning Process

We conduct an annual strategic planning process which underpins the development of our future strategic direction as a group and for our business areas/units. This process consists of a number of different phases.

In a first phase, our risk appetite and key targets for profit and loss (including revenues and costs), capital supply, and capital demand and the key business areas for the three coming years are discussed in the Group Executive Committee and approved by the Management Board, based on our global macro-economic outlook and the expected regulatory framework.

In a second phase, the top-down objectives are substantiated from the bottom-up by detailed business unit plans, which for the first year consist of a month by month operative plan; years two and three are annual plans in the appropriate granularity. The proposed bottom-up plans are reviewed and challenged by Finance (Group Strategic and Capital Planning) and Risk (Strategic Risk and Enterprise-wide Risk Management) and are discussed individually with business heads. Thereby, the specifics of the business are considered and concrete targets decided in line with our strategic direction.

The Strategic and Capital Plan is presented to the Group Executive Committee and the Management Board for discussion and approval before the end of the year. At the beginning of the next year, the final plan is presented to the Supervisory Board.

A dedicated Risk and Capital Demand Plan is an integral part of the Strategic and Capital plan. It is designed to support our vision of being a leading client-centric global universal bank and aims to ensure:

- balanced risk adjusted performance across business areas and units;
- high risk management standards with focus on risk concentrations;
- compliance with regulatory requirements;
- strong capital and liquidity position; and
- stable funding and liquidity strategy allowing for the business planning within the liquidity risk tolerance and regulatory requirements.

The Strategic and Capital Planning process allows us to:

- set earnings and key risk and capital adequacy targets considering the bank's strategic focus and business plans;

— assess our risk-bearing capacity with regard to internal and external requirements (i.e., regulatory and economic capital); and
— apply an appropriate stress test to assess the impact on capital demand, capital supply and liquidity.

The specific limits are derived from the Strategic and Capital Plan to ensure alignment of risk, capital and performance targets at all levels of the organization.

The targets are monitored on an ongoing basis in appropriate management committees. Any projected shortfall from targets is discussed together with potential mitigating strategies seeking to ensure that we remain on track to achieve our targets.

In September 2012, we communicated a new strategic direction "Strategy 2015+". With our business franchises strengthened, we aspire a strong capital position of above 10 % Common Equity Tier 1 Ratio by first quarter 2015, under full application of Basel 3 rules. This goal is based on retained earnings assumptions, reflecting not only strong revenue generation in targeted growth areas but also on the delivery of our announced Operational Excellence Program to target annual cost savings of € 4.5 billion by 2015, achieving a cost-income ratio of below 65 % for our core businesses. Our capital ratio target is further supported by risk reduction measures, notably in our NCOU. Our ambition level for our post-tax RoE is above 15 % for our core operations and 12 % for the Group.

After achieving a Basel 3 pro-forma fully loaded Common Equity Tier 1 ratio of 7.8 % by year-end 2012, ahead of our stated target of 7.2 %, we also revised our March 31, 2013 target from above 8.0 % to 8.5 %, primarily driven by lower capital demand.

Note that like other banks, we are making statements in terms of Basel 3 ratios, which are non-GAAP financial measures when rules are still being finalized by legislators, and regulatory guidance on implementation is incomplete. The targets and estimates reflect our current reading of the draft legislation as well as a clear commitment to meaningful further improvements in our capital ratios.

Risk Profile

Our mix of various business activities implies diverse risk taking by our business divisions. The key risks inherent in their respective business models are best measured through the undiversified Total Economic Capital metric, which mirrors each business division's risk profile before cross-risk effects on group level.

Risk profile of our corporate divisons as measured by total economic capital

								Dec 31, 2012
	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments		Total
in % (unless stated otherwise)							in € m.	in %
Credit Risk	17	5	1	13	8	0	12,574	44
Market Risk	14	1	5	11	10	5	13,185	46
Operational Risk	7	0	2	1	7	–	5,018	17
Diversification Benefit	(5)	(0)	(1)	(2)	(6)	(0)	(4,435)	(15)
Business Risk	8	–	0	–	–	–	2,399	8
Total EC in € m.	11,788	1,434	2,016	6,720	5,452	1,331	28,741	100
in %	41	5	7	23	19	5	100	

Corporate Banking & Securities' (CB&S) risk profile is dominated by its trading activities, in particular market risk from position taking and credit risk primarily from derivatives exposure. Further credit risks originate from lending to corporates and financial institutions. The remainder is divided equally between operational risks and business risk, primarily from potential legal and earnings volatility risks, respectively. Global Transaction Banking (GTB) has the lowest risk (as measured by economic capital) of all our segments. GTB's focus on trade finance implies that the vast majority of its risk originates from credit with a small portion from market risk mainly in derivatives positions.

The main risk driver of Asset & Wealth Management's (AWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise AWM's advisory and commission focused business attracts primarily operational risk.

In contrast to this, Private & Business Client's (PBC) risk profile divides equally between credit risk from retail and SME lending and nontrading market risk from Postbank's investment portfolio.

Risk Appetite

Risk appetite is an expression of the maximum level of risk that we are prepared to accept in order to achieve our business objectives. Our risk appetite statement translates our strategy into measurable short to medium term targets and thresholds across material risk categories and enables intra-year performance monitoring and management which aims to identify optimal growth options considering the risk involved and the allocation of available capital resources to drive sustainable performance.

The Management Board reviews and approves the risk appetite on an annual basis to ensure that it is consistent with our Group strategy, business environment and stakeholder requirements. Setting risk appetite aims to ensure that risk is proactively managed to the level desired and approved by the Management Board. Risk appetite tolerance levels are set at different trigger levels, with clearly defined escalation requirements which enable appropriate actions to be defined and implemented as required. In cases where the tolerance levels are breached, it is the responsibility of the Strategic Risk and Enterprise-wide Risk Management function to bring it to the attention of the respective risk committees, and ultimately to the Chief Risk Officer and the Management Board.

Amendments to the risk and capital strategy must be approved by the Chief Risk Officer or the full Management Board, depending on significance.

Risk Inventory

We face a variety of risks as a result of our business activities, the most significant of which are described below. Credit risk, market risk and operational risk attract regulatory capital. As part of our internal capital adequacy assessment process, we calculate the amount of economic capital that is necessary to cover all material risks generated from our business activities, other than of liquidity risk.

Credit Risk

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as "counterparties") exist, including those claims that we plan to distribute (see below in the more detailed section Credit Risk). These transactions are typically part of our traditional nontrading lending activities (such as loans and contingent liabilities), or our direct trading activity with clients (such as OTC derivatives, FX forwards and Forward Rate Agreements). We distinguish between three kinds of credit risk:

- Default risk, the most significant element of credit risk, is the risk that counterparties fail to meet contractual obligations in relation to the claims described above;
- Settlement risk is the risk that the settlement or clearance of a transaction may fail. Settlement risk arises whenever the exchange of cash, securities and/or other assets is not simultaneous leaving us exposed to a potential loss should the counterparty default;
- Country risk is the risk that we may experience unexpected default or settlement risk and subsequent losses, in a given country, due to a range of macro-economic or social events primarily affecting counter-

parties in that jurisdiction including: a material deterioration of economic conditions, political and social upheaval, nationalisation and expropriation of assets, government repudiation of indebtedness, or disruptive currency depreciation or devaluation. Country risk also includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to non-residents due to direct sovereign intervention.

Market Risk

Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility. We differentiate between three different types of market risk:

- Trading market risk arises primarily through the market-making activities of the Corporate Banking & Securities division (CB&S). This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.
- Trading default risk arises from defaults and rating migrations relating to trading instruments.
- Nontrading market risk arises from market movements, primarily outside the activities of our trading units, in our banking book and from off-balance sheet items. This includes interest rate risk, credit spread risk, investment risk and foreign exchange risk as well as market risk arising from our pension schemes, guaranteed funds and equity compensation. Nontrading market risk also includes risk from the modeling of client deposits as well as savings and loan products.

Operational Risk

Operational risk is the potential for failure (including the legal component) in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. Operational risk excludes business and reputational risk.

Liquidity Risk

Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

Business Risk

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our results if we fail to adjust quickly to these changing conditions. In 2012, we introduced an enhanced economic capital model to improve coverage of strategic risk being a subcategory of business risk.

In addition to the above risks, we face a number of other types of risks, such as reputational risk, insurance-specific risk and concentration risk. They are substantially related to one or more of the above risk types.

Reputational Risk

Within our risk management processes, we define reputational risk as the risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public's trust in our organization.

Our reputational risk is governed by the Reputational Risk Management Program (RRM Program). The RRM Program was established to provide consistent standards for the identification, escalation and resolution of reputational risk issues that arise from transactions with clients or through different business activities. Primary responsibility for the identification, escalation and resolution of reputational risk issues resides with the business divisions. Each employee is under an obligation, within the scope of his/her activities, to analyse and assess any imminent or intended transaction in terms of possible risk factors in order to minimise reputational risks. If a potential reputational risk is identified, it must be referred for further consideration at a sufficiently senior level within that respective business division. If issues remain, they should then be escalated for discussion among appropriate senior members of the relevant Business and Control Groups. Reputational risk issues not addressed to satisfactory conclusion through such informal discussions must then be escalated for further review and final determination via the established reputational risk escalation process.

As a subcommittee of the Risk ExCo, the Group Reputational Risk Committee ("GRRC") provides review and final determinations on all reputational risk issues and new client adoptions, where escalation of such issues is deemed necessary by senior Business and Regional Management, or required under the Group policies and procedures.

Insurance Specific Risk

Our exposure to insurance risk relates to Abbey Life Assurance Company Limited and our defined benefit pension obligations. There is also some insurance-related risk within the Pensions & Insurance Risk Markets business. In our risk management framework, we consider insurance-related risks primarily as nontrading market risks. We monitor the underlying assumptions in the calculation of these risks regularly and seek risk mitigating measures such as reinsurances, if we deem this appropriate. We are primarily exposed to the following insurance-related risks.

- Longevity risk: the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products.
- Mortality and morbidity risks: the risks of a higher or lower than expected number of death or disability claims on assurance products and of an occurrence of one or more large claims.
- Expenses risk: the risk that policies cost more or less to administer than expected.
- Persistency risk: the risk of a higher or lower than expected percentage of lapsed policies.

To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may increase.

Risk Concentration

Risk concentrations refer to a loss potential resulting from an unbalanced distribution of dependencies on specific risk drivers and can occur within specific risk types (i.e., intra-risk concentrations) as well as across different risk types (inter-risk concentrations). They are encountered within and across counterparties, businesses, regions/countries, legal entities, industries and products, impacting the aforementioned risks. The management of risk concentrations is integrated in the management of the individual risk types and monitored on a regular basis. The key objective of managing risk concentrations is to avoid any undue concentrations in our portfolio, which we seek to achieve through a quantitative and qualitative approach, as follows:

- Intra-risk concentrations are assessed and monitored by the individual risk disciplines (Credit, Market, Operational Risk Management and others). This is supported by limit setting on different levels according to risk type.
- Inter-risk concentrations are managed by quantitative top-down stress-testing and qualitative bottom-up reviews identifying and assessing risk themes independent of any risk type and providing a holistic view across the bank.

The most senior governance body for the oversight of risk concentrations is the Cross Risk Review Committee, which is a subcommittee of the Capital and Risk Committee (CaR) and the Risk Executive Committee (Risk ExCo).

Risk Management Tools

We use a broad range of quantitative and qualitative methodologies for assessing and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The advanced internal tools and metrics we currently use to measure, manage and report our risks are:

- RWA equivalent. This is defined as total risk-weighted assets ("RWA") plus a theoretical amount for specific allocated Common Equity Tier 1 capital deduction items if these were converted into RWA. RWA form the key factor in determining the bank's regulatory Capital Adequacy as reflected in the Common Equity Tier 1 capital ratio. RWA equivalents are used to set targets for the growth of our businesses and monitored within our management reporting systems. As a general rule, RWA are calculated in accordance with the currently valid "Basel 2.5" European (CRD) and German legislation (SolvV). However, we also perform additional RWA equivalent calculations under pro-forma Basel 3 rules to support for use within our forward looking risk and capital planning processes.
- Expected loss. We use expected loss as a measure of our credit and operational risk. Expected loss is a measurement of the loss we can expect induced by defaults within a one-year period from these risks as of the respective reporting date, based on our historical loss experience. When calculating expected loss for credit risk, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of up to nine years based on our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations as a component of our collectively assessed allowance for credit losses included in our financial statements. For operational risk we determine the expected loss from statistical averages of our internal loss history, recent risk trends as well as forward looking estimates.
- Return on risk-weighted assets ("RoRWA"). In times of regulatory capital constraints, RoRWA has become an important metric to assess our client relationships' profitability, in particular for credit risk. RoRWA is currently the primary performance measure and as such attracts more attention than the previously used RARoC profitability measure based on economic capital.
- Value-at-risk. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, is not expected to be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated, using pre-determined correlations) in that portfolio.
- Economic capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default, transfer and settlement risk elements of credit risk, for market risk including trading default risk, for operational risk and for business risk.
- Stress testing. Credit, market and operational risk as well as liquidity risk are subject to a program of regular stress tests. The stress testing framework at Group level comprises regular group-wide stress tests based on a series of benchmark and more severe macroeconomic global downturn scenarios (provided by dbResearch) consistently applied across all risk types, annual reverse and capital plan relevant stress test as well as ad-hoc scenarios. The hot spots of the downturn scenarios are changing over time according to the changes in economic and political environment around the globe. Prior to the assessment of the stress impact the scenarios are discussed and approved by the appropriate governance committees. In addition, since 2012, the stress program feeds into our Living Wills recovery planning project by assessing the stress impact on specifically defined recovery triggers for a range of near-default scenarios before and after the application of recovery measures. In detail, we assess a suite of recovery triggers under stress

(Common Equity Tier 1 (“CET1”) capital ratio, Internal Capital Adequacy (“ICA”) ratio, Net Liquidity Position (“NLP”) within the regularly performed benchmark and more severe group-wide stress tests and compare them to the Red-Amber-Green (“RAG”) levels as defined in our risk appetite. The respective RAG levels in normal, warning, crisis situation are defined for CET1 capital ratio [>6.5 %, 6.5 % ... 5 %, <5 %], for ICA [>135 %, 135 % ... 120 %, <120 %] and for NLP [> € 5 bn, € 5 bn ... € 0 bn, < € 0 bn]. For all of the above stress tests, we were able to return to ‘green’ RAG levels for all recovery triggers after the application of recovery measures.
— We also supplement our risk type specific analysis of credit, market, operational and liquidity risk with stress testing. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions or specific parameters on our credit exposures or parts thereof as well as the impact on the creditworthiness of our portfolio. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. The correlations between market risk factors used in our current stress tests are estimated from historic volatile market conditions and proved to be consistent with those observed during recent periods of market stress. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under the scenarios of extreme market conditions we select for our simulations. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components, which include external losses. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position.

Credit Risk

We measure and manage our credit risk using the following philosophy and principles:

— Our credit risk management function is independent from our business divisions and in each of our divisions credit decision standards, processes and principles are consistently applied.
— A key principle of credit risk management is client credit due diligence. Prudent client selection is achieved in collaboration with our business division counterparts who stand as a first line of defence.
— We actively aim to prevent undue concentration and long tail-risks (large unexpected losses) by ensuring a diversified credit portfolio. Client, industry, country and product-specific concentrations are actively assessed and managed against our risk appetite.
— We maintain conservative underwriting standards and aim to avoid large directional credit risk on a counterparty and portfolio level. In this regard we are cautious in assuming unsecured cash positions and actively use hedging for risk mitigation purposes. Additionally we strive to secure our derivative portfolio through collateral agreements and may additionally hedge concentration risks to further mitigate credit risks from underlying market movements.
— Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level. We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
— We measure and consolidate all our credit exposures to each obligor on a global basis that applies across our consolidated Group, in line with regulatory requirements of the German Banking Act (Kreditwesengesetz).
— We manage credit exposures on the basis of the “one obligor principle”, under which all facilities to a group of borrowers which are linked to each other (e.g., by one entity holding a majority of the voting rights or capital of another) are consolidated under one group.

- We have established within Credit Risk Management – where appropriate – specialized teams for deriving internal client ratings, analyzing and approving transactions, monitoring the portfolio and covering workout clients. The credit coverage for assets transferred to the NCOU utilizes the expertise of our credit organization.
- Our credit lending activities are governed by our Principles for Managing Credit Risk. These principles define our general risk philosophy for credit risk and our methods to actively manage this risk. The principles define key organizational requirements, roles and responsibilities as well as process principles for credit risk management and are applicable to all lending activities undertaken by us.

Credit Risk Ratings

A basic and key element of the credit approval process is a detailed risk assessment of each credit-relevant counterparty. When rating a counterparty we apply in-house assessment methodologies, scorecards and for non-homogeneous portfolios our 26-grade rating scale for evaluating the credit-worthiness of our counterparties. The majority of our rating methodologies are authorized for use within the advanced internal rating based approach under applicable Basel rules. Our rating scale enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of unsecured defaulted counterparty exposures. We generally rate our counterparties individually, though certain portfolios of purchased or securitized receivables are rated on a pool basis. Ratings are required to be kept up-to-date and documented.

In our retail business, creditworthiness checks and counterparty ratings of the homogenous portfolio are derived by utilizing an automated decision engine. The decision engine incorporates quantitative aspects (e.g., financial figures), behavioral aspects, credit bureau information (such as SCHUFA in Germany) and general customer data. These input factors are used by the decision engine to determine the creditworthiness of the borrower and, after consideration of collateral, the expected loss as well as the further course of action required to process the ultimate credit decision. The established rating procedures we have implemented in our retail business are based on multivariate statistical methods and are used to support our individual credit decisions for this portfolio as well as managing the overall retail portfolio.

The algorithms of the rating procedures for all counterparties are recalibrated frequently on the basis of the default history as well as other external and internal factors and expert judgments.

Postbank makes use of internal rating systems authorized for use within the foundation internal rating based approach under Basel 2. All internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class. Risk governance is provided by a joint risk committee structure with members from both Postbank and Deutsche Bank.

Rating Governance

All of our rating methodologies, excluding Postbank, have to be approved by the Group Credit Policy Committee ("GCPC"), a sub-committee of the Risk Executive Committee, before the methodologies are used for credit decisions and capital calculation for the first time or before they are significantly changed. Regulatory approval may be required in addition. The results of the regular validation processes as stipulated by internal policies have to be brought to the attention of the GCPC, even if the validation results do not lead to a change. The validation plan for rating methodologies is presented to GCPC at the beginning of the calendar year and a status update is given on a quarterly basis.

For Postbank, responsibility for implementation and monitoring of internal rating systems effectiveness rests with Postbank's Risk Analytics unit and Postbank's validation committee, chaired by Postbank's Chief Credit Risk Officer. All rating systems are subject to Postbank's Management Board approval. Effectiveness of rating systems and rating results are reported to the Postbank Management Board on a regular basis. Via a cross committee membership of Deutsche Bank senior managers join in Postbank committees and vice versa, a joint governance is ensured.

Credit Risk Measures

The key credit risk measures we apply for managing our credit portfolio, including in transaction approval and the setting of risk appetite, are internal limits and credit exposure under these limits. Credit limits set forth maximum credit exposures we are willing to assume over specified periods. In determining the credit limit for a counterparty, we consider the counterparty's credit quality by reference to our internal credit rating. Credit limits and credit exposure are both measured on a gross and net basis where net is derived by deducting hedges and certain collateral from respective gross figures. For derivatives, we look at current market values and the potential future exposure over the lifetime of a transaction. We generally also take into consideration the risk-return characteristics of individual transactions and portfolios.

Credit Approval and Authority

Credit limits are established by the Credit Risk Management function via the execution of assigned credit authorities. Credit approvals are documented by the signing of the credit report by the respective credit authority holders and retained for future reference.

Credit authority is generally assigned to individuals as personal credit authority according to the individual's professional qualification and experience. All assigned credit authorities are reviewed on a periodic basis to ensure that they are adequate to the individual performance of the authority holder. The results of the review are presented to the Group Credit Policy Committee.

Where an individual's personal authority is insufficient to establish required credit limits, the transaction is referred to a higher credit authority holder or where necessary to an appropriate credit committee such as the CIB Underwriting Committee. Where personal and committee authorities are insufficient to establish appropriate limits the case is referred to the Management Board for approval.

Credit Risk Mitigation

In addition to determining counterparty credit quality and our risk appetite, we also use various credit risk mitigation techniques to optimize credit exposure and reduce potential credit losses. Credit risk mitigants, described more fully below, are applied in the following forms:

- Comprehensive and enforceable credit documentation with adequate terms and conditions.
- Collateral held as security to reduce losses by increasing the recovery of obligations.
- Risk transfers, which shift the probability of default risk of an obligor to a third party including hedging executed by our Credit Portfolio Strategies Group.
- Netting and collateral arrangements which reduce the credit exposure from derivatives and repo- and repo-style transactions.

Collateral Held as Security

We regularly agree on collateral to be received from or to be provided to customers in contracts that are subject to credit risk. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it generally does not replace the necessity of high quality underwriting standards.

We segregate collateral received into the following two types:

- Financial and other collateral, which enables us to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfil its primary obligations. Cash collateral, securities (equity, bonds), collateral assignments of other claims or inventory, equipment (e.g., plant, machinery and aircraft) and real estate typically fall into this category.

— Guarantee collateral, which complements the borrower's ability to fulfil its obligation under the legal contract and as such is provided by third parties. Letters of credit, insurance contracts, export credit insurance, guarantees and risk participations typically fall into this category.

Our processes seek to ensure that the collateral we accept for risk mitigation purposes is high quality. This includes seeking to have in place legally effective and enforceable documentation for realizable and measureable collateral assets which are frequently evaluated by dedicated teams. The assessment of the suitability of collateral for a specific transaction is part of the credit decision and must be accounted for in a conservative way, including collateral haircuts that are applied. We have collateral type specific haircuts in place which are regularly reviewed and approved. In this regard, we strive to avoid "wrong-way" risk characteristics where the borrower's counterparty risk is positively correlated with the risk of deterioration in the collateral value. For guarantee collateral the analysis of the guarantor's creditworthiness is aligned to the credit assessment process for borrowers.

Risk Transfers

Risk transfers to third parties form a key part of our overall risk management process and are executed in various forms, including outright sales, single name and portfolio hedging, and securitizations. Risk transfers are conducted by the respective business units and by our Credit Portfolio Strategies Group (CPSG), in accordance with specifically approved mandates.

CPSG focuses on managing the residual credit risk of loans and lending-related commitments of the international investment-grade portfolio; the leveraged portfolio and the medium-sized German companies' portfolio within our CB&S Corporate Division.

Acting as a central pricing reference, CPSG provides the respective CB&S Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the credit risk remains exclusively with Credit Risk Management.

CPSG is concentrating on two primary objectives within the credit risk framework to enhance risk management discipline, improve returns and use capital more efficiently:

— to reduce single-name credit risk concentrations within the credit portfolio and
— to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

Netting and Collateral Arrangements for Derivatives

Netting is predominantly applicable to OTC derivative transactions as outlined below. Netting is also applied to securities financing transactions as far as documentation, structure and nature of the risk mitigation allow netting with the underlying credit risk.

In order to reduce the credit risk resulting from OTC derivative transactions, where OTC clearing is not available, we regularly seek the execution of standard master agreements (such as master agreements for derivatives published by the International Swaps and Derivatives Association, Inc. (ISDA) or the German Master Agreement for Financial Derivative Transactions) with our clients. A master agreement allows the netting of rights and obligations arising under derivative transactions that have been entered into under such a master agreement upon the counterparty's default, resulting in a single net claim owed by or to the counterparty ("close-out netting"). For parts of the derivatives business (e.g., foreign exchange transactions) we also enter into master agreements under which we set off amounts payable on the same day in the same currency and in respect to transactions covered by such master agreements ("payment netting"), reducing our settlement risk. In our risk measurement and risk assessment processes we apply netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the master agreement in all relevant jurisdictions.

Also, we enter into credit support annexes ("CSA") to master agreements in order to further reduce our derivatives-related credit risk. These annexes generally provide risk mitigation through periodic, usually daily, margining of the covered exposure. The CSAs also provide for the right to terminate the related derivative transactions upon the counterparty's failure to honour a margin call. As with netting, when we believe the annex is enforceable, we reflect this in our exposure measurement.

Certain CSAs to master agreements provide for rating dependent triggers, where additional collateral must be pledged if a party's rating is downgraded. We also enter into master agreements that provide for an additional termination event upon a party's rating downgrade. These downgrading provisions in CSAs and master agreements usually apply to both parties but may seldom apply to us only. We analyze and monitor our potential contingent payment obligations resulting from a rating downgrade in our stress testing approach for liquidity risk on an ongoing basis. For an assessment of the quantitative impact of a downgrading of our credit rating please refer to table "Stress Testing Results" in the section "Liquidity Risk".

Concentrations within Credit Risk Mitigation

Concentrations within credit risk mitigations taken may occur if a number of guarantors and credit derivative providers with similar economic characteristics are engaged in comparable activities with changes in economic or industry conditions affecting their ability to meet contractual obligations.

We use a comprehensive range of quantitative tools and metrics to monitor our credit risk mitigating activities. These also include monitoring of potential concentrations within collateral types supported by dedicated stress tests. For more qualitative and quantitative details in relation to the application of credit risk mitigation and potential concentration effects please refer to the section "Maximum Exposure to Credit Risk".

Monitoring Credit Risk

Ongoing active monitoring and management of Deutsche Bank's credit risk positions is an integral part of our credit risk management framework. The key monitoring focus is on quality trends and on concentrations along the dimensions of counterparty, industry, country and product-specific risks to avoid undue concentrations of credit risk. On a portfolio level, significant concentrations of credit risk could result from having material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions.

Our portfolio management framework supports a comprehensive assessment of concentrations within our credit risk portfolio in order to keep concentrations within acceptable levels.

Counterparty Risk Management

Credit-related counterparties are principally allocated to credit officers within credit teams which are aligned to types of counterparty (such as financial institution, corporate or private individuals) or economic area (e.g., emerging markets) and dedicated rating analyst teams. The individual credit officers have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. For retail clients credit decision making and credit monitoring is highly automated for efficiency reasons. Credit Risk Management has full oversight of the respective processes and tools used in the retail credit process. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated portfolio of counterparties. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss.

In instances where we have identified counterparties where problems might arise, the respective exposure is generally placed on a watch list. We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures.

Industry Risk Management

To manage industry risk, we have grouped our corporate and financial institutions counterparties into various industry sub-portfolios. For each of these sub-portfolios an "Industry Batch report" is prepared usually on an annual basis. This report highlights industry developments and risks to our credit portfolio, reviews concentration risks, analyzes the risk/reward profile of the portfolio and incorporates an economic downside stress test. Finally, this analysis is used to define the credit strategies for the portfolio in question.

The Industry Batch reports are presented to the Group Credit Policy Committee, a sub-committee of the Risk Executive Committee and are submitted afterwards to the Management Board. In accordance with an agreed schedule, a select number of Industry Batch reports are also submitted to the Risk Committee of the Supervisory Board. In addition to these Industry Batch reports, the development of the industry sub-portfolios is regularly monitored during the year and is compared to the approved sub-portfolio strategies. Regular overviews are prepared for the Group Credit Policy Committee to discuss recent developments and to agree on actions where necessary.

Country Risk Management

Avoiding undue concentrations from a regional perspective is also an integral part of our credit risk management framework. In order to achieve this, country risk limits are applied to Emerging Markets as well as selected Higher Risk Developed Markets (based on internal country risk ratings). Emerging Markets are grouped into regions and for each region, as well as for the Higher Risk Developed Markets, a "Country Batch report" is prepared, usually on an annual basis. These reports assess key macroeconomic developments and outlook, review portfolio composition and concentration risks and analyse the risk/reward profile of the portfolio. Based on this, credit limits and strategies are set for key countries and, where relevant, for the region as a whole. Country risk limits are approved by either our Management Board or by our Cross Risk Review Committee, a sub-committee of our Risk Executive Committee and Capital and Risk Committee, pursuant to delegated authority.

The Country Limit framework covers all major risk categories which are managed by the respective divisions in Risk:

- Credit Risk: Limits are established for counterparty credit risk exposures in a given country to manage the aggregate credit risk subject to country-specific economic and political events. These limits include exposures to entities incorporated locally as well as subsidiaries of foreign multinational corporations. Separate Transfer Risk Limits are established as sub-limits to these counterparty credit limits and apply to Deutsche Bank's cross-border exposures.
- Market Risk: Limits are established to manage trading position risk in emerging markets and are set based on the P&L impact of potential stressed market events on those positions.
- Treasury Risk: Exposures of one Deutsche Bank entity to another (Funding, Capital or Margin) are subject to limits given the transfer risk inherent in these cross-border positions.
- Gap Risk: Limits established to manage the risk of loss due to intra-country wrong-way risk exposure.

Our country risk ratings represent a key tool in our management of country risk. They are established by the independent dbResearch function within Deutsche Bank and include:

- Sovereign rating: A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
- Transfer risk rating: A measure of the probability of a "transfer risk event", i.e., the risk that an otherwise solvent debtor is unable to meet his obligations due to inability to obtain foreign currency or to transfer assets as a result of direct sovereign intervention.
- Event risk rating: A measure of the probability of major disruptions in the market risk factors relating to a country (interest rates, credit spreads, etc.). Event risks are measured as part of our event risk scenarios, as described in the section "Market Risk Monitoring" of this report.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Cross Risk Review Committee, although more frequent reviews are undertaken when deemed necessary.

We charge our corporate divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by Risk Operations and our Finance function. The Cross Risk Review Committee also reviews data on transfer risk.

Postbank ratings are reviewed and adjusted if required by means of a rating tool on a monthly basis. Country risk limits and sovereign risk limits for all relevant countries are approved by the Postbank Management Board annually.

Product specific Risk Management

Complementary to our counterparty, industry and country risk approach, we focus on product specific risk concentrations and selectively set limits where required for risk management purposes. In this context a key focus is put on underwriting caps. These caps limit the combined risk for transactions where we underwrite commitments with the intention to sell down or distribute part of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds. The risk is that we may not be successful in the distribution of the facilities, meaning that we would have to hold more of the underlying risk for longer periods of time than originally intended. These underwriting commitments are additionally exposed to market risk in the form of widening credit spreads. We dynamically hedge this credit spread risk to be within the approved market risk limit framework.

Furthermore, we apply product-specific strategies setting our risk appetite for sufficiently homogeneous portfolios where tailored client analysis is secondary, such as the retail portfolios of mortgages, business and consumer finance products.

Settlement Risk Management

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk arises when Deutsche Bank exchanges a like value of cash or other assets with a counterparty. It is the risk of loss due to the failure of a counterparty to honour its obligations (to deliver cash or other assets) to us, after we release payment or delivery of its obligations (of cash or other assets) to the counterparty.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the contractual obligation.

Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We also participate in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

Credit Risk Tools – Economic Capital for Credit Risk

We calculate economic capital for the default risk, country risk and settlement risk as elements of credit risk. In line with our economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.98 % very severe aggregate unexpected losses within one year. Full integration of Postbank into our economic capital calculation was achieved at the end of 2010.

Our economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in non default scenarios) are modeled by applying our own alpha factor when deriving the Exposure at Default for derivatives and securities financing transactions under the Basel 2 Internal Models Method ("IMM"). The alpha factor used for the risk-weighted assets calculation is floored at a level of 1.2 according to SolvV, for the internal economic capital calculation, in contrast, a floor of 1.0 applies. We allocate expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.

Credit Exposures

Counterparty credit exposure arises from our traditional nontrading lending activities which include elements such as loans and contingent liabilities. Counterparty credit exposure also arises via our direct trading activity with clients in certain instruments which include OTC derivatives like FX forwards and Forward Rate Agreements. A default risk also arises from our positions in traded credit products such as bonds.

We define our credit exposure by taking into account all transactions where losses might occur due to the fact that counterparties may not fulfil their contractual payment obligations.

Maximum Exposure to Credit Risk

The maximum exposure to credit risk table shows the direct exposure before consideration of associated collateral held and other credit enhancements (netting and hedges) that do not qualify for offset in our financial statements for the periods specified. The netting credit enhancement component includes the effects of legally enforceable netting agreements as well as the offset of negative mark-to-markets from derivatives against pledged cash collateral. The collateral credit enhancement component mainly includes real estate, collateral in the form of cash as well as securities related collateral. In relation to collateral we apply internally determined haircuts and additionally cap all collateral values at the level of the respective collateralized exposure.

Maximum Exposure to Credit Risk

Dec 31, 2012

in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
		Credit Enhancements			
Due from banks	27,885	–	–	1	1
Interest-earning deposits with banks	119,548	–	2	35	37
Central bank funds sold and securities purchased under resale agreements	36,570	–	36,341	–	36,341
Securities borrowed	23,947	–	23,308	–	23,308
Financial assets at fair value through profit or loss[4]	1,119,100	657,826	211,397	3,968	873,191
Financial assets available for sale[4]	47,110	–	1,287	703	1,990
Loans[5]	401,975	–	208,529	37,841	246,370
Other assets subject to credit risk	85,806	69,546	6,653	12	76,211
Financial guarantees and other credit related contingent liabilities[6]	68,361	–	7,810	8,444	16,254
Irrevocable lending commitments and other credit related commitments[6]	129,657	–	4,771	10,558	15,329
Maximum exposure to credit risk	2,059,959	727,372	500,098	61,562	1,289,032

1 All amounts at carrying value unless otherwise indicated.
2 Does not include credit derivative notional sold (€ 1,274,960 million) and credit derivative notional bought protection. Interest-earning deposits with banks mainly relate to Liquidity Reserves.
3 Credit derivatives are reflected with the notional of the underlying.
4 Excludes equities, other equity interests and commodities.
5 Gross loans less (deferred expense)/unearned income before deductions of allowance for loan losses.
6 Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

Dec 31, 2011

in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
		Credit Enhancements			
Due from banks	15,928	–	1	–	1
Interest-earning deposits with banks	162,000	–	3	147	150
Central bank funds sold and securities purchased under resale agreements	25,773	–	25,232	–	25,232
Securities borrowed	31,337	–	30,107	–	30,107
Financial assets at fair value through profit or loss[4]	1,204,412	724,194	205,210	5,732	935,136
Financial assets available for sale[4]	42,296	–	2,392	1,265	3,657
Loans[5]	416,676	–	203,364	42,535	245,899
Other assets subject to credit risk	88,221	65,616	9,995	2	75,613
Financial guarantees and other credit related contingent liabilities[6]	73,653	–	5,524	7,521	13,045
Irrevocable lending commitments and other credit related commitments[6]	127,995	–	715	6,386	7,101
Maximum exposure to credit risk	2,188,291	789,810	482,543	63,588	1,335,941

1 All amounts at carrying value unless otherwise indicated.
2 Does not include credit derivative notional sold (€ 1,830,104 million) and credit derivative notional bought protection. Interest-earning deposits with banks mainly relate to liquidity reserves.
3 Credit derivatives are reflected with the notional of the underlying.
4 Excludes equities, other equity interests and commodities.
5 Gross loans less (deferred expense)/unearned income before deductions of allowance for loan losses.
6 Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

Included in the category of financial assets at fair value through profit or loss as of December 31, 2012, were € 125 billion of securities purchased under resale agreements (€ 117 billion as of December 31, 2011) and € 28 billion of securities borrowed (€ 27 billion as of December 31, 2011), both with limited net credit risk as a result of very high levels of collateral, as well as debt securities of € 153 billion (€ 154 billion as of December 31, 2011) that are over 84 % investment grade (over 84 % as of December 31, 2011). The above mentioned financial assets available for sale category primarily reflected debt securities of which more than 95 % were investment grade (more than 93 % as of December 31, 2011).

The decrease in maximum exposure to credit risk for December 31, 2012 was predominantly driven by positive market values from derivatives (in financial assets at fair value through profit or loss) which decreased by € 91 billion to € 768 billion as of December 31, 2012 and interest-earning deposits with banks, which decreased by € 42 billion and accounted for € 120 billion exposure as of December 31, 2012.

Credit Enhancements are split in three categories: netting, collateral, and guarantees and credit derivatives. A prudent approach is taken with respect to haircuts, parameter setting for regular margin calls as well as expert judgements for collateral to ensure that market developments do not lead to a build-up of uncollateralised exposures. All categories are monitored and reviewed regularly. Overall credit enhancements received are diversified and of adequate quality being largely cash, Group of Six government bonds and third-party guarantees mostly from well rated banks and insurance companies (including Monoline insurers which are discussed in more detail in section "Financial Position – Exposure to Monoline Insurers").

These financial institutions are mainly domiciled in Western European countries and the United States. Furthermore we obtain collateral pools of highly liquid assets and mortgages (principally consisting of residential properties mainly in Germany) for the homogeneous retail portfolio.

Credit Quality of Financial Instruments neither Past Due nor Impaired

We generally derive our credit quality from internal ratings and group our exposures into classes as shown below.

Credit Quality of Financial Instruments neither Past Due nor Impaired

							Dec 31, 2012
in € m.[1]	iAAA-iAA	iA	iBBB	iBB	iB	iCCC and below	Total
Due from banks	24,957	1,528	989	193	171	47	27,885
Interest-earning deposits with banks	110,051	7,238	1,369	746	79	65	119,548
Central bank funds sold and securities purchased under resale agreements	1,605	32,560	1,332	877	140	56	36,570
Securities borrowed	14,668	7,322	1,213	438	306	–	23,947
Financial assets at fair value through profit or loss[2]	348,329	551,300	98,274	90,853	23,260	7,084	1,119,100
Financial assets available for sale[2]	30,077	8,303	4,076	1,913	515	1,964	46,848
Loans[3]	51,853	52,568	99,683	129,516	38,935	13,110	385,665
Other assets subject to credit risk	6,469	40,113	2,687	35,128	1,299	110	85,806
Financial guarantees and other credit related contingent liabilities[4]	9,064	19,192	21,304	11,460	4,886	2,455	68,361
Irrevocable lending commitments and other credit related commitments[4]	20,233	37,456	37,754	22,631	10,068	1,515	129,657
Total	617,306	757,580	268,681	293,755	79,659	26,406	2,043,387

1 All amounts at carrying value unless otherwise indicated.
2 Excludes equities, other equity interests and commodities.
3 Gross loans less (deferred expense)/unearned income before deductions of allowance for loan losses.
4 Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

in € m.[1]	iAAA-iAA	iA	iBBB	iBB	iB	iCCC and below	Dec 31, 2011 Total
Due from banks	12,851	1,021	791	1,187	78	–	15,928
Interest-earning deposits with banks	149,285	7,982	1,692	2,747	145	149	162,000
Central bank funds sold and securities purchased under resale agreements	9,010	11,604	3,994	1,097	60	8	25,773
Securities borrowed	25,323	3,697	1,613	566	138	–	31,337
Financial assets at fair value through profit or loss[2]	503,403	492,467	107,143	73,098	14,953	13,348	1,204,412
Financial assets available for sale[2]	22,824	8,673	5,407	2,955	528	1,357	41,744
Loans[3]	66,822	59,737	97,116	119,631	37,923	18,698	399,927
Other assets subject to credit risk	13,980	22,998	8,100	42,200	556	387	88,221
Financial guarantees and other credit related contingent liabilities[4]	6,535	24,409	21,003	13,986	6,051	1,669	73,653
Irrevocable lending commitments and other credit related commitments[4]	21,152	37,895	36,659	21,066	9,152	2,071	127,995
Total	831,186	670,483	283,518	278,533	69,584	37,687	2,170,991

1 All amounts at carrying value unless otherwise indicated. Numbers for 2011 adjusted.
2 Excludes equities, other equity interests and commodities.
3 Gross loans less (deferred expense)/unearned income before deductions of allowance for loan losses.
4 Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

Financial assets at fair value through profit and loss saw a material fall in gross exposures (i.e., before credit enhancements) principally driven by a reduction of positive market values of derivatives. On a net basis after credit enhancements portfolio quality has remained broadly stable and heavily biased towards investment grade-rated counterparties. Our loan portfolio quality remained robust with a significant reduction to lowest rated counterparties in "iCCC and below" by 30 % to € 13.1 billion.

Main Credit Exposure Categories

The tables in this section show details about several of our main credit exposure categories, namely loans, irrevocable lending commitments, contingent liabilities, over-the-counter ("OTC") derivatives, traded loans, traded bonds, debt securities available for sale and Repo and repo-style transactions:

- "Loans" are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
- "Irrevocable lending commitments" consist of the undrawn portion of irrevocable lending-related commitments.
- "Contingent liabilities" consist of financial and performance guarantees, standby letters of credit and others (mainly indemnity agreements).
- "OTC derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting and cash collateral received. On our balance sheet, these are included in financial assets at fair value through profit or loss or, for derivatives qualifying for hedge accounting, in other assets, in either case, before netting and cash collateral received.
- "Traded loans" are loans that are bought and held for the purpose of selling them in the near term, or the material risks of which have all been hedged or sold. From a regulatory perspective this category principally covers trading book positions.
- "Traded bonds" include bonds, deposits, notes or commercial paper that are bought and held for the purpose of selling them in the near term. From a regulatory perspective this category principally covers trading book positions.
- "Debt securities available for sale" include debentures, bonds, deposits, notes or commercial paper, which are issued for a fixed term and redeemable by the issuer, which we have classified as available for sale.
- "Repo and repo-style transactions" consist of reverse repurchase transactions, as well as securities or commodities borrowing transactions after application of netting and collateral received.

Although considered in the monitoring of maximum credit exposures, the following are not included in the details of our main credit exposure: brokerage and securities related receivables, interest-earning deposits with banks, cash and due from banks, assets held for sale and accrued interest receivables. Excluded as well are traditional securitization positions and equity investments, which are dealt with specifically in the sections "Securitization" and "Nontrading Market Risk – Investment Risk" and "Nontrading Market Risk – Equity Investments Held", respectively.

Main Credit Exposure Categories by Business Divisions

Dec 31, 2012

in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Corporate Banking & Securities	54,155	100,617	8,741	53,629	14,052	133,519	10,517	189,681	564,911
Global Transaction Bank	58,882	9,392	51,590	732	827	52	133	2,965	124,573
Asset & Wealth Management	29,560	3,503	2,824	555	21	7,540	3,044	76	47,123
Private & Business Clients	209,228	14,503	1,764	1,150	–	80	17,931	20,936	265,592
Non-Core Operations	49,860	1,451	3,353	6,373	3,250	11,699	12,485	150	88,621
Consolidation & Adjustments	290	191	89	5	2	64	45	–	686
Total	401,975	129,657	68,361	62,444	18,152	152,954	44,155	213,808	1,091,506

1 Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Dec 31, 2011

in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Corporate Banking & Securities	58,428	99,219	12,412	65,145	12,913	134,394	3,006	180,020	565,537
Global Transaction Bank	57,876	8,916	52,479	815	436	50	1,025	2,749	124,346
Asset & Wealth Management	27,638	3,225	3,038	1,042	–	6,991	2,498	627	45,059
Private & Business Clients	207,653	14,089	2,330	829	–	14	16,563	12,182	253,660
Non-Core Operations	64,721	2,459	3,345	11,790	4,689	12,839	16,246	6,076	122,165
Consolidation & Adjustments	360	87	49	3	1	45	43	–	588
Total	416,676	127,995	73,653	79,624	18,039	154,333	39,381	201,654	1,111,355

1 Includes impaired loans amounting to € 10.1 billion as of December 31, 2011.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Our main credit exposure decreased by € 19.8 billion.

- From a divisional perspective, a significant reduction of € 33.5 billion has been achieved by the recently established NCOU partly offset by an increase in PBC exposure (€ 11.9 billion) mainly driven by Repo and repo-style transactions due to reduced nettable contracts where excess liquidity has been invested in repo transactions.
- From a product perspective, exposure reductions have been recorded for Loans (€ 14.7 billion) and OTC derivatives (€ 17.2 billion) partly offset by an increase in Repo and repo-style transactions (€ 12.2 billion).

Main Credit Exposure Categories by Industry Sectors

									Dec 31, 2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Banks and insurance	27,849	22,083	16,021	32,673	2,720	34,750	15,280	207,476	358,852
Fund management activities	16,777	6,248	2,063	4,583	536	7,324	1,092	18	38,641
Manufacturing	23,203	30,347	18,899	1,626	2,395	3,545	482	–	80,497
Wholesale and retail trade	17,026	8,799	6,080	757	546	1,121	149	–	34,478
Households	180,974	12,273	2,593	730	1,380	7	–	45	198,002
Commercial real estate activities	45,225	2,677	691	1,567	2,355	1,335	68	–	53,918
Public sector	15,378	1,370	107	6,319	318	87,291	25,095	1,027	136,905
Other	75,543[5]	45,860	21,907	14,189	7,902	17,581	1,989	5,242	190,213
Total	401,975	129,657	68,361	62,444	18,152	152,954	44,155	213,808	1,091,506

1 Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
5 Loan exposures for Other include lease financing.

									Dec 31, 2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Banks and insurance	35,308	22,553	17,668	50,657	2,416	38,079	15,887	193,621	376,189
Fund management activities	24,952	4,931	2,432	8,943	1,008	7,688	1,127	396	51,477
Manufacturing	22,754	31,297	19,608	3,279	1,290	3,205	697	2	82,132
Wholesale and retail trade	15,045	8,412	5,527	610	392	1,218	251	36	31,491
Households	174,188	10,613	2,706	1,082	2,199	57	–	26	190,871
Commercial real estate activities	46,143	2,877	2,348	2,187	2,526	508	53	110	56,752
Public sector	16,412	1,479	104	8,625	263	88,036	18,872	740	134,531
Other	81,874[5]	45,833	23,260	4,241	7,945	15,542	2,494	6,723	187,912
Total	416,676	127,995	73,653	79,624	18,039	154,333	39,381	201,654	1,111,355

1 Includes impaired loans amounting to € 10.1 billion as of December 31, 2011.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.
5 Loan exposures for Other include lease financing.

From an industry perspective, our credit exposure is lower compared to last year in Banks and Insurance (€ 17.3 billion) and Funds management activities (€ 12.8 billion), partly offset by an increase in Households (€ 7.1 billion) primarily in Loans, reflecting the overall growth of our retail book.

Loan exposures to the industry sectors banks and insurance, manufacturing and public sector comprise predominantly investment grade variable rate loans which are held to maturity. The portfolio is subject to the same credit underwriting requirements stipulated in our Principles for Managing Credit Risk, including various controls according to single name, country, industry and product-specific concentration.

Material transactions, such as loans underwritten with the intention to syndicate, are subject to review by senior credit risk management professionals and (depending upon size) an underwriting credit committee and/or the Management Board. High emphasis is placed on structuring such transactions to ensure de-risking is achieved in a timely and cost effective manner. Exposures within these categories are mostly to good quality borrowers and also subject to further risk mitigation as outlined in the description of our Credit Portfolio Strategies Group's activities.

Our household loans exposure amounting to € 181 billion as of December 31, 2012 (€ 174 billion as of December 2011) is principally associated with our PBC portfolio. € 142 billion (78 %) of the portfolio comprises mortgages, of which € 112 billion are held in Germany. The remaining exposures (€ 39 billion, 22 %) are predominantly consumer finance business related. Given the largely homogeneous nature of this portfolio, counterparty credit worthiness and ratings are predominately derived by utilizing an automated decision engine.

Mortgage business is principally the financing of owner occupied properties sold by various business channels in Europe, primarily in Germany but also in Spain, Italy and Poland, with exposure normally not exceeding real estate value. Consumer finance is divided into personal installment loans, credit lines and credit cards. Various lending requirements are stipulated, including (but not limited to) maximum loan amounts and maximum tenors and are adapted to regional conditions and/or circumstances of the borrower (e.g., for consumer loans a maximum loan amount taking into account household net income). Interest rates are mostly fixed over a certain period of time, especially in Germany. Second lien loans are not actively pursued.

The level of credit risk of the mortgage loan portfolio is determined by assessing the quality of the client and the underlying collateral. The loan amounts are generally larger than consumer finance loans and they are extended for longer time horizons. Consumer Finance loan risk depends on client quality. Given that they are uncollateralized, compared to mortgages they are also smaller in value and are extended for shorter time. Based on our underwriting criteria and processes, diversified portfolio (customers/properties) and low loan-to-value (LTV) ratios, the mortgage portfolio is categorized as lower risk and consumer finance medium risk.

Our commercial real estate loans are generally originated for distribution as securities (CMBS) or in the bank syndication market and accounted for as financial assets at fair value through profit and loss, with the exception of Postbank commercial real estate loans which are generally held to maturity and not sold in the secondary market. Loans are generally secured by first mortgages on the underlying real estate property, and follow the credit underwriting requirements stipulated in the Principles for Managing Credit Risk noted above (i.e., rating followed by credit approval based on assigned credit authority) and are subject to additional underwriting and policy guidelines such as LTV ratios of generally less than 75 %. Additionally given the significance of the underlying collateral independent external appraisals are commissioned for all secured loans by our valuation team (part of the independent Credit Risk Management function). Our valuation team is responsible for reviewing and challenging the reported real estate values.

Excluding the exposures transferred into the NCOU, the Commercial Real Estate Group does not normally retain mezzanine or other junior tranches of debt, though the Postbank portfolio holds an insignificant sub-portfolio of junior tranches. Loans originated for securitization are carefully monitored under a pipeline limit. Securitized loan positions are entirely sold (except where regulation requires retention of economic risk), while we frequently retain a portion of syndicated bank loans. This hold portfolio, which is held at amortized cost, is also subject to the aforementioned principles and policy guidelines. We also participate in conservatively underwritten unsecured lines of credit to well-capitalized real estate investment trusts and other public companies (generally investment grade). In addition, sub-performing and non-performing loans and pools of loans are generally acquired from other financial institutions at substantial discounts to both the notional amounts and current collateral values. The underwriting process is stringent and the exposure is managed under a separate portfolio limit. We provide both fixed rate (generally securitized product) and floating rate loans, with interest rate exposure subject to hedging arrangements. Commercial real estate property valuations and rental incomes can be significantly impacted by macro-economic conditions and underlying properties to idiosyncratic events. Accordingly, the portfolio is categorized as higher risk and hence subject to the aforementioned tight restrictions on concentration.

The category Other loans, with exposure of € 76 billion as of December 31, 2012 (€ 82 billion as of December 31, 2011), relates to numerous smaller industry sectors with no individual sector greater than 5 % of total loans.

Our credit exposure to our ten largest counterparties accounted for 11 % of our aggregated total credit exposure in these categories as of December 31, 2012 compared to 8 % as of December 31, 2011. Our top ten counterparty exposures were with well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation.

The following two tables present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures.

Residual contract maturity profile of the main credit exposure categories (unaudited)

									Dec 31, 2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
< 1 year	126,091	30,601	35,777	12,561	3,516	36,043	5,702	211,868	462,159
1 year – 5 years	96,668	82,179	23,996	17,821	8,513	42,794	21,110	1,817	294,898
> 5 years	179,216	16,877	8,588	32,062	6,123	74,117	17,343	123	334,449
Total credit risk exposure	401,975	129,657	68,361	62,444	18,152	152,954	44,155	213,808	1,091,506

[1] Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3] Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4] Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

									Dec 31, 2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
< 1 year	135,407	34,414	39,203	14,094	4,384	40,594	6,386	197,434	471,916
1 year – 5 years	102,883	76,998	20,918	21,486	8,695	38,045	14,339	4,136	287,500
> 5 years	178,386	16,583	13,532	44,044	4,960	75,694	18,656	84	351,939
Total credit risk exposure	416,676	127,995	73,653	79,624	18,039	154,333	39,381	201,654	1,111,355

[1] Includes impaired loans amounting to € 10.1 billion as of December 31, 2011.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
[3] Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4] Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Average credit risk exposure held over the four quarters (unaudited)

									2012
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Total average credit risk exposure	409,002	131,348	68,680	68,334	17,164	162,498	42,529	229,549	1,129,104
Total credit risk exposure at year-end	401,975	129,657	68,361	62,444	18,152	152,954	44,155	213,808	1,091,506

[1] Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3] Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4] Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

									2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Total average credit risk exposure	407,212	125,310	68,988	69,490	19,651	174,242	40,797	206,014	1,111,704
Total credit risk exposure at year-end	416,676	127,995	73,653	79,624	18,039	154,333	39,381	201,654	1,111,355

[1] Includes impaired loans amounting to € 10.1 billion as of December 31, 2011.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
[3] Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4] Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Main credit exposure categories by geographical region

Dec 31, 2012

in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Germany	199,280	24,301	14,863	3,159	309	15,960	12,794	24,526	295,192
Western Europe (excluding Germany)	104,342	33,922	19,279	29,478	5,752	31,529	25,802	50,346	300,450
Eastern Europe	10,187	1,479	1,926	1,075	2,314	4,246	303	380	21,910
North America	52,560	63,302	19,883	18,423	7,386	63,718	2,500	100,779	328,551
Central and South America	4,747	756	1,343	1,053	518	4,812	57	2,694	15,980
Asia/Pacific	29,120	5,253	10,061	9,165	1,761	31,781	2,699	34,621	124,461
Africa	1,635	587	1,006	17	88	766	–	462	4,561
Other	104	57	–	74	24	142	–	–	401
Total	401,975	129,657	68,361	62,444	18,152	152,954	44,155	213,808	1,091,506

1 Includes impaired loans amounting to € 10.3 billion as of December 31, 2012.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Dec 31, 2011

in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Traded Loans	Traded Bonds	Debt securities available for sale	Repo and repo-style transactions[4]	Total
Germany	199,442	24,448	15,408	5,148	376	17,445	7,848	24,207	294,322
Western Europe (excluding Germany)	115,782	32,399	19,460	35,932	5,720	29,720	24,910	53,520	317,443
Eastern Europe	9,387	1,357	1,682	135	2,001	2,331	369	548	17,810
North America	54,962	63,318	23,884	28,070	7,482	65,424	5,523	79,014	327,677
Central and South America	4,775	852	1,803	396	499	4,936	79	2,524	15,864
Asia/Pacific	30,291	4,791	10,425	9,011	1,815	33,836	628	41,417	132,214
Africa	1,502	598	991	888	127	611	7	424	5,148
Other	535	232	–	44	19	30	17	–	877
Total	416,676	127,995	73,653	79,624	18,039	154,333	39,381	201,654	1,111,355

1 Includes impaired loans amounting to € 10.1 billion as of December 31, 2011.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
3 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
4 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed.

Our largest concentration of credit risk within loans from a regional perspective was in our home market Germany, with a significant share in households, which includes the majority of our mortgage lending business. Within the OTC derivatives business our largest concentrations were in Western Europe (excluding Germany) and North America, with a significant share in highly rated banks and insurance companies for which we consider the credit risk to be limited.

Our largest concentrations of credit risk within tradable assets from a regional perspective were in North America and Western Europe (excluding Germany), with a significant share in public sector and banks and insurance companies. Within the repo and repo-style transactions our largest concentrations were in North America and Western Europe (excluding Germany), with a significant share in highly rated banks and insurance companies.

Our overall loan book as of December 31, 2012 decreased to € 402 billion versus € 417 billion as of December 31, 2011. The decrease in OTC derivatives (€ 17 billion) is mainly in North America and Western Europe (excluding Germany). The decrease in loans (€ 15 billion) was mainly in Western Europe (excluding Germany) and North America with banks and insurance and fund management activities. The increase in repo and repo-style transactions (€ 12 billion) was primarily in positions with banks and insurance companies within North America, partly offset with decreases in Asia/Pacific region.

Credit Risk Exposure to Certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to heightened concerns around sovereign risk caused by the wider European sovereign debt crisis as evidenced by widening and volatile credit default swap spreads. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Some of these countries have accepted "bail out" packages.

For the presentation of our exposure to these certain eurozone countries we apply two general concepts as follows:

- In our "risk management view", we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (e.g., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same stringent approach and principles as outlined separately. Also, in our risk management we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a "country of domicile" view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the "risk management" view.
- In our "country of domicile view" we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from, these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Dec 31, 2012	Dec 31, 2011
Greece	646	840
Ireland	1,443	1,570
Italy	19,068	18,064
Portugal	1,187	1,733
Spain	12,664	12,750
Total	35,008	34,957

Net credit risk exposure is up € 51 million since year-end 2011. This was primarily driven by increases in Italy from higher trading positions, largely offset by reductions in Portugal and Spain related to financial institutions, exposure in the Postbank portfolio as well as in Greek government bonds mainly due to the participation in the Greek debt restructuring in March 2012. Cyprus credit exposure is also closely monitored in light of rising sovereign risk and is currently at a relatively low level of € 38 million (based on a risk management view).

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically under collateral agreements, with the majority of Spanish financial institutions exposure being covered bonds. Sovereign exposure is moderate and principally in Italy and Spain, where it is driven mainly by our derivatives positions and participation in government bond auctions.

The following tables, which are based on the country of domicile view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these European countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to the retail category, but also for financial institutions predominantly in relation to derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties' ability to draw on undrawn commitments is limited by terms included within the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, but excluding net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain European countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions does not lend itself to a disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total[2]	
in € m.	Dec 31, 2012	Dec 31, 2011[1]	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Greece												
Gross	40	448	715	576	1,501	1,287	9	8	–	–	2,265	2,319
Undrawn	–	–	8	5	160	121	2	2	–	–	170	128
Net	39	448	67	105	356	324	3	2	–	–	465	879
Ireland												
Gross	932	420	1,427	3,472	6,505	8,436	56	61	4,292[3]	6,484[3]	13,212	18,873
Undrawn	–	–	14	4	1,581	1,130	2	3	366[3]	340[3]	1,963	1,477
Net	400	181	1,005	1,755	4,661	6,593	7	9	2,914[3]	5,084[3]	8,987	13,622
Italy												
Gross	3,059	1,811	7,041	5,198	8,706	9,449	20,291	19,842	127	373	39,224	36,673
Undrawn	1	2	809	637	3,162	3,581	261	308	–	–	4,233	4,528
Net	2,969	1,767	3,150	2,296	6,619	6,670	7,749	8,480	(73)	173	20,414	19,386
Portugal												
Gross	258	165	453	880	1,548	1,502	2,375	2,415	33	36	4,667	4,998
Undrawn	–	–	52	33	188	130	5	30	–	–	245	193
Net	153	(45)	319	519	769	727	501	364	32	36	1,774	1,601
Spain												
Gross	1,659	1,322	5,483	7,198	10,301	10,199	11,106	11,487	216	182	28,765	30,388
Undrawn	–	–	563	313	2,690	3,257	547	593	–	–	3,800	4,163
Net	1,659	1,318	3,561	5,740	7,688	7,152	1,789	2,018	144	93	14,841	16,321
Total gross	5,948	4,166	15,119	17,324	28,561	30,873	33,837	33,813	4,668	7,075	88,133	93,251
Total undrawn	1	2	1,446	992	7,781	8,219	817	936	366	340	10,411	10,489
Total net[4]	5,220	3,669	8,102	10,415	20,093	21,466	10,049	10,873	3,017	5,386	46,481	51,809

1 Includes impaired available for sale sovereign debt positions in relation to Greece as of December 31, 2011. There are no other sovereign related impaired exposures included.
2 Approximately 77 % of the overall net exposure will mature within the next 5 years.
3 Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.
4 Total net exposure excludes credit valuation reserves for derivatives amounting to € 231 million as of December 31, 2012 and € 240 million as of December 31, 2011.

Total net exposure to the above selected eurozone countries decreased by € 5.3 billion in 2012 driven largely by reductions in exposure to Ireland, primarily to corporates, but also to Other, as well as by reduced exposure to financial institutions in Spain.

Aggregate net credit risk to certain eurozone countries by type of financial instrument

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2012
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	324	296	23	5	58	73	455
Ireland	2,188	2,181	2,982	978	1,387	2,922	10,450
Italy	11,345	10,615	3,815	1,585	4,132	(2,312)	17,835
Portugal	939	901	379	202	323	434	2,239
Spain	5,986	5,481	3,269	3,254	591	1,842	14,437
Total	20,782	19,474	10,468	6,024	6,491	2,959	45,416

1 Primarily includes contingent liabilities and undrawn lending commitments.
2 Excludes equities and other equity interests.
3 After loan loss allowances.

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2011
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	214	200	38	211	100	255	804
Ireland	4,601	4,592	3,022	1,250	2,693	3,242	14,799
Italy	12,834	12,275	3,712	1,243	3,414	(1,787)	18,857
Portugal	1,227	1,206	223	209	243	439	2,320
Spain	7,346	6,910	3,052	3,371	1,936	1,201	16,470
Total	26,222	25,183	10,047	6,284	8,386	3,350	53,250

1 Primarily includes contingent liabilities and undrawn lending commitments.
2 Excludes equities and other equity interests.
3 After loan loss allowances.

For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

			Notional amounts	Dec 31, 2012
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,396	(1,386)	10	(8)
Ireland	8,280	(9,743)	(1,463)	55
Italy	60,638	(58,059)	2,579	145
Portugal	10,744	(11,209)	(465)	(5)
Spain	30,408	(30,004)	404	(8)
Total	111,466	(110,401)	1,065	179

			Notional amounts	Dec 31, 2011
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	8,284	(8,209)	75	(75)
Ireland	11,203	(12,380)	(1,177)	51
Italy	59,890	(59,361)	529	32
Portugal	12,744	(13,463)	(719)	36
Spain	35,267	(35,416)	(149)	68
Total	127,388	(128,829)	(1,441)	112

In line with common industry practice, we use credit default swaps (CDS) as one important instrument to manage credit risk in order to avoid any undue concentrations in the credit portfolio. CDS contracts are governed by standard ISDA documentation which defines trigger events which result in settlement payouts. Examples of these triggers include bankruptcy of the reference entity, failure of reference entity to meeting contractual obligations (e.g., interest or principal repayment) and debt restructuring of the reference entity. These triggers also apply to credit default protection contracts sold. Our purchased credit default swap protection acting as a risk mitigant is predominantly issued by highly rated financial institutions governed under collateral agreements. While we clearly focus on net risk including hedging/collateral we also very intensively review our gross positions before any CDS hedging in reflection of the potential risk that a CDS trigger event does not occur as expected.

The exposures associated with these countries noted above are managed and monitored using the credit process explained within the credit risk section of this Risk Report including detailed counterparty ratings, ongoing counterparty monitoring as well as our framework for managing concentration risk as documented within our country risk and industry risk sections as outlined above. This framework is complemented by regular management reporting including targeted portfolio reviews of these countries, portfolio de-risking initiatives and stress testing.

For credit protection purposes we strive to avoid any maturity mismatches. However, this depends on the availability of required hedging instruments in the market. Where maturity mismatches cannot be avoided, these positions are tightly monitored. We take into account the sensitivities of hedging instrument and underlying asset to neutralize the maturity mismatch.

The stress tests we conducted were mainly focused on assessing potential sensitivities in terms of credit, market and liquidity risk in the case of extreme shock events such as a disorderly exit of a eurozone member. These included indirect exposures and assessed the impact of revaluation events and contagion effects on certain portfolios outside Greece, Ireland, Italy, Portugal and Spain (the GIIPS countries) deemed most likely to be indirectly affected by an escalation in the eurozone crisis. In addition, assessments of the potential indirect impact of such an escalation were carried out on collateral values.

The key input parameters included within these stress tests were based on a number of market-related assumptions, including ones relating to GDP, FX, interest rates and fluctuations in the capital markets. These assumptions were provided by our internal macro-economic department, "Deutsche Bank research". The stress scenarios were discussed with and signed-off by our Stress Test Oversight Committee, which is the central governance committee dealing with the Banks Group Wide Stress Test. Key outputs from these stress tests included credit-relevant metrics, and the stress tests were designed to assess P&L, capital and liquidity implications for the Bank. These outputs were taken into consideration in defining the required risk-mitigating actions.

Our internal risk controls have been further enhanced through the establishment of a governance framework intended to enable adequate preparation for and an ability to manage euro crisis events in terms of risk mitigation and operational contingency measures. This includes a holistic impact analysis based on the above-mentioned scenarios, including the domino impact of a worsening crisis, potential revaluations of new currencies in a "euro exit" of specific countries, regular evaluation of redenomination risk and assessment of product, contractual and jurisdictional specifics in close cooperation with our legal department. However, significant uncertainties still remain in evaluating these risks, in particular redenomination risk where it is highly uncertain which assets and liabilities would be impacted and the scale of any losses which would result. Key considerations include (i) the governing law of the relevant obligation; (ii) the location of performance; (iii) whether or not counterparties default and (iv) the scale of the devaluation of the new currency.

The above mentioned financial impact analyses are complimented by operational contingency measures that assess the Bank's crisis management capabilities (roadmap to respond to a crisis event) as well as operational readiness such as the introduction of a new currency into the system environment.

Overall, we have actively managed our exposures to GIIPS countries since the early stages of the debt crisis and believe our credit portfolio to be well-positioned following selective early de-risking focused on sovereign risk and weaker counterparties.

We have internally analyzed the Bank's potential redenomination and revaluation risk to selected eurozone countries under several different assumptions with the total volume of assets and liabilities at risk varying significantly depending on which assumptions are made. We believe that a quantification of redenomination and revaluation risk would need to be interpreted within the context of each individual risk assessment, based on the internal assumptions we made, but for which we have no ability to predict whether they are more or less likely to occur. As a result, we believe that quantification would not provide meaningful information for the reader.

Sovereign Credit Risk Exposure to Certain Eurozone Countries

Following the October 26, 2011 Euro Summit Statement and the February 21, 2012 Eurogroup Statement, on February 24, 2012 the Greek government made an invitation to private sector holders of bonds issued or guaranteed by the Greek government to participate in a debt exchange offer and/or consent solicitations, referred to as the Private Sector Involvement ("PSI"). The bonds invited to participate in the PSI had an aggregate outstanding face amount of approximately € 206 billion. The debt exchange offer and consent solicitations were aimed at maximizing the PSI in the overall support package being offered to Greece, in conjunction with the support provided by the official sector (IMF, EU, ECB), thereby mitigating the likelihood of Greece defaulting on its obligations.

In March 2012, we participated in the exchange offer and consent solicitations with all our Greek Government Bonds ("GGB") eligible in this respect. Under the PSI, GGB holders received in exchange for their GGBs (i) new bonds issued by the Greek government having a face amount equal to 31.5 % of the face amount of their exchanged bonds, (ii) European Financial Stability Facility ("EFSF") notes with a maturity of two years or less having a face amount of 15 % of the face amount of their exchanged bonds and (iii) detachable securities linked to Greece's gross domestic product issued by the Greek government having a notional amount equal to the face amount of each holder's new bonds. The Greek government also delivered short-term EFSF notes to discharge all unpaid interest accrued up to February 24, 2012 on exchanged bonds.

The bonds that we tendered in the debt exchange were derecognized and the new instruments recognized at fair value classified as either financial assets available for sale or at fair value through profit or loss.

The information provided below on our sovereign credit risk exposure to certain eurozone Countries includes, in the figures as of December 31, 2012, the Greek government bonds received as part of the rescheduling.

Sovereign credit risk exposure to certain eurozone countries

				Dec 31, 2012				Dec 31, 2011
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	39	–	39	–	433	15	448	(50)
Ireland	355	45	400	(4)	208	(27)	181	(21)
Italy	847	2,122	2,969	159	176	1,591	1,767	1
Portugal	258	(105)	153	(4)	116	(161)	(45)	16
Spain	1,544	115	1,659	(4)	1,026	292	1,318	(13)
Total	3,043	2,177	5,220	147	1,959	1,710	3,669	(67)

1 Includes debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
2 The amounts reflect the net fair value (i.e., counterparty credit risk) in relation to credit default swaps referencing sovereign debt of the respective country.

The above shown amounts reflect a net country of domicile view of our sovereign exposure. With the exception of Greece, the increase compared to year-end 2011 mainly reflects market making activities as well as fair value changes from market price movements occurring within 2012. The exposure decrease to Greece reflects our participation in the aforementioned debt exchange.

The above mentioned direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of December 31, 2012, amounted to € 797 million for Italy and € 591 million for Spain and, as of December 31, 2011 amounted to € 546 million for Italy and € 752 million for Spain.

Fair value of sovereign credit risk exposure to certain eurozone countries classified as financial assets at fair value through profit or loss

			Dec 31, 2012			Dec 31, 2011
in € m.	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures
Greece	24	15	39	197	25	222
Ireland	28	27	55	(32)	7	(25)
Italy	(3,974)[2]	3,279	(695)	(3,325)[2]	2,332	(993)
Portugal	150	59	209	81	4	85
Spain	734	29	763	52	28	80
Total	(3,038)	3,409	371	(3,027)	2,396	(631)

1 Includes the impact of master netting and collateral arrangements.
2 Short sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

Sovereign credit risk exposure to certain eurozone countries classified as financial assets available for sale

			Dec 31, 2012			Dec 31, 2011
in € m.	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income (after tax)	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income (after tax)
Greece	–	–	–	211	494	(368)
Ireland	300	213	–	232	213	–
Italy	741	720	–	625	724	–
Portugal	48	46	–	31	46	–
Spain	201	194	–	193	194	–
Total	1,290	1,173	–	1,292	1,671	(368)

Credit Exposure from Lending

Our lending businesses are subject to credit risk management processes, both at origination and on an ongoing basis. An overview of these processes is described in the credit risk section of this Risk Report.

Loan book categories segregated into a lower, medium and higher risk bucket

	Dec 31, 2012		Dec 31, 2011[1]	
in € m.	Total	thereof: Non-Core	Total	thereof: Non-Core
Lower risk bucket:				
PBC Mortgages	151,078	8,579	145,511	9,457
Investment-Grade/German Mid-Cap	42,906	3,356	49,657	3,986
GTB	58,882	–	57,876	–
PWM	30,666	1,106	28,832	1,194
PBC small corporates	18,745	1,833	19,116	1,146
Government collateralized/structured transactions	1,149	–	3,615	2,450
Corporate Investments	2,464	2,464	6,707	6,707
Sub-total lower risk bucket	305,890	17,338	311,314	24,940
Moderate risk bucket:				
PBC Consumer Finance	20,316	1,303	18,996	1,266
Asset Finance (Deutsche Bank sponsored conduits)	14,786	6,395	17,651	8,365
Collateralized hedged structured transactions	13,176	3,642	15,012	5,136
Financing of pipeline assets[2]	4,312	1,316	6,619	1,639
Sub-total moderate risk bucket	52,590	12,656	58,278	16,406
Higher risk bucket:				
Commercial Real Estate[3]	27,285	14,784	28,398	16,473
Leveraged Finance[4]	5,095	744	5,019	1,318
Other[5]	11,115	4,336	13,667	5,584
Sub-total higher risk bucket	43,495	19,864	47,084	23,375
Total loan book	401,975	49,858	416,676	64,721

[1] Amounts for December 31, 2011 reflect the new business division structure established in 2012.
[2] Thereof vendor financing on loans sold in Leveraged Finance amounting to € 3.0 billion and in Commercial Real Estate amounting to € 1.3 billion as of December 31, 2012 (€ 5.0 billion and € 1.6 billion as of December 31, 2011, respectively).
[3] Includes loans from CMBS securitizations.
[4] Loans mainly relate to CPSG.
[5] Includes other smaller loans predominately in our CB&S business division.

The majority of our low risk exposures is associated with our PBC retail banking activities. 76 % of our loan book at December 31, 2012 was in the low risk category, broadly in line with the prior year end.

Our higher risk bucket predominantly relates to commercial real estate exposures. Our credit risk management approach puts strong emphasis specifically on the portfolios we deem to be of higher risk. Portfolio strategies and credit monitoring controls are in place for these portfolios. The overall commercial real estate exposures decreased by € 1.1 billion at December 31, 2012.

Impaired loans and allowance for loan losses for our higher-risk loan bucket

	Dec 31, 2012				Dec 31, 2011[1]			
	Total		thereof: Non-Core		Total		thereof: Non-Core	
in € m.	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses
Commercial Real Estate	2,065	554	1,318	353	2,225	360	1,457	226
Leveraged Finance	64	81	4	3	158	148	93	85
Other	576	160	539	134	626	180	599	143
Total	2,705	795	1,861	490	3,009	688	2,149	454

[1] Amounts for December 31, 2011 reflect the new business division structure established in 2012. 2011 numbers adjusted.

The above decrease in impaired loans in our higher risk loan bucket was driven by a reduction in larger commercial real estate loans in relation to Postbank which only had small impairment charges due to fair value adjustments at consolidation.

The increase in allowance for loan losses with regard to commercial real estate was primarily caused by increased provisions for existing impaired loans in relation to Postbank.

Credit Exposure Classification

We also classify our credit exposure under two broad headings: consumer credit exposure and corporate credit exposure.

- Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.
- Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties.

in € m.							Dec 31, 2012
Ratingband	Probability of default	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
iAAA-iAA	0.00-0.04 %	48,992	20,233	9,064	23,043	30,054	131,386
iA	0.04-0.11 %	43,047	37,456	19,192	22,308	8,186	130,189
iBBB	0.11-0.5 %	53,804	37,754	21,304	7,713	3,788	124,363
iBB	0.5-2.27 %	45,326	22,631	11,460	5,778	1,749	86,944
iB	2.27-10.22 %	17,739	10,068	4,886	2,415	227	35,335
iCCC and below	10.22-100 %	13,062	1,515	2,455	1,187	151	18,370
Total		221,970	129,657	68,361	62,444	44,155	526,587

[1] Includes impaired loans mainly in category CCC and below amounting to € 6.1 billion as of December 31, 2012.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[3] Includes the effect of netting agreements and cash collateral received where applicable.

in € m.							Dec 31, 2011
Ratingband	Probability of default	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
iAAA-iAA	0.00-0.04 %	51,321	21,152	6,535	37,569	22,753	139,330
iA	0.04-0.11 %	45,085	37,894	24,410	17,039	8,581	133,009
iBBB	0.11-0.5 %	59,496	36,659	21,002	12,899	5,109	135,165
iBB	0.5-2.27 %	50,236	21,067	13,986	7,478	2,303	95,071
iB	2.27-10.22 %	17,650	9,152	6,051	3,007	263	36,123
iCCC and below	10.22-100 %	18,148	2,071	1,669	1,632	371	23,891
Total		241,936	127,995	73,653	79,624	39,381	562,589

[1] Includes impaired loans mainly in category CCC and below amounting to € 6.3 billion as of December 31, 2011.
[2] Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
[3] Includes the effect of netting agreements and cash collateral received where applicable.

Our corporate credit exposure has declined by 6 % since December 31, 2011 to € 526.6 billion. Reductions have been primarily recorded for Loans (€ 20.0 billion) and OTC derivatives (€ 17.2 billion). Overall, the quality of corporate credit exposure has improved with 73 % rated investment grade compared to 72 % as of December 31, 2011. The loan exposure shown in the table above does not take into account any collateral, other credit enhancement or credit risk mitigating transactions. After consideration of such credit mitigants, we believe that our loan book is well-diversified. The decrease in our OTC derivatives exposure, primarily took place in relation to investment grade counterparties. The OTC derivatives exposure does not include credit risk mitigants (other than master agreement netting) or collateral (other than cash). Taking these mitigants into account, the remaining current credit exposure was significantly lower, adequately structured, enhanced or well-diversified and geared towards investment grade counterparties. The increase in our debt securities available for sale exposure in comparison to December 31, 2011 is mainly to the strongest counterparties in the rating band iAAA-iAA.

Risk Mitigation for the Corporate Credit Exposure

Our Credit Portfolio Strategies Group ("CPSG") helps mitigate the risk of our corporate credit exposures. The notional amount of CPSG's risk reduction activities decreased by 17 % from € 55.3 billion as of December 31, 2011, to € 45.7 billion as of December 31, 2012, due to a decrease in the notional of loans requiring hedging and a reduction in hedges used to manage market risk.

As of year-end 2012, CPSG held credit derivatives with an underlying notional amount of € 27.9 billion. The position totaled € 37.6 billion as of December 31, 2011. The credit derivatives used for our portfolio management activities are accounted for at fair value.

CPSG also mitigated the credit risk of € 17.8 billion of loans and lending-related commitments as of December 31, 2012, through synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 17.7 billion as of December 31, 2011.

CPSG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of CPSG loans and commitments reported at fair value decreased during the year to € 40.0 billion as of December 31, 2012, from € 48.3 billion as of December 31, 2011. By reporting loans and commitments at fair value, CPSG has significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at amortized cost while derivative hedges are reported at fair value.

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer credit exposure, consumer loan delinquencies and net credit costs

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[1]	
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Consumer credit exposure Germany:	139,939	135,069	0.84 %	0.95 %	0.29 %	0.49 %
Consumer and small business financing	20,137	19,805	1.20 %	1.88 %	1.20 %	1.55 %
Mortgage lending	119,802	115,264	0.78 %	0.79 %	0.14 %	0.31 %
Consumer credit exposure outside Germany	40,065	39,672	4.58 %	3.93 %	0.66 %	0.61 %
Consumer and small business financing	13,448	13,878	9.01 %	7.22 %	1.52 %	1.31 %
Mortgage lending	26,617	25,794	2.34 %	2.15 %	0.23 %	0.23 %
Total consumer credit exposure[2]	180,004	174,741	1.67 %	1.63 %	0.38 %	0.52 %

[1] Releases of allowances for credit losses established by consolidated entities prior to their consolidation are not included in the ratio until December 31, 2011 but recorded through net interest income (for detailed description see next section "Impairment Loss and Allowances for Loan Losses"). Taking such amounts into account, the net credit costs as a percentage of total exposure would have amounted to 0.42 % as of December 31, 2011. In 2012 releases of our consolidated entities are included in the net credit costs.
[2] Includes impaired loans amounting to € 4.2 billion as of December 31, 2012 and € 3.8 billion as of December 31, 2011.

The volume of our total consumer credit exposure increased by € 5.3 billion, or 3.0 %, from year-end 2011 to December 31, 2012. Postbank contributed a net exposure increase of € 1.0 billion, or 1.3 %, mainly originated in Germany. The volume excluding Postbank rose by € 4.3 billion, or 4.4 %, mainly driven by our mortgage lending activities in Germany (up € 4.1 billion). As part of our growth strategy the consumer credit exposure increased in Poland, mainly mortgage lending, by € 725 million and in India by € 174 million. The volume in Spain decreased by € 440 million and in Portugal by € 108 million following our ongoing de-risking strategy.

The 90 days or more past due ratio in Germany declined in 2012 driven mainly by a sale of non-performing loans, in addition to benefiting from the favourable economic environment. Apart from the economic development in the rest of Europe the increase in the ratio outside Germany is mainly driven by changes in the charge-off criteria for certain portfolios in 2009. Loans, which were previously fully charged-off upon reaching 270 days past due (180 days past due for credit cards), are now provisioned based on the level of historical loss rates, which are derived from observed recoveries of formerly charged off similar loans. This leads to an increase in 90 days or more past due exposure as the change increased the time until the respective loans are completely charged-off. Assuming no change in the underlying credit performance, the effect will continue to increase the ratio until the portfolio has reached a steady state, which is expected approximately 5 years after the change.

The reduction of net credit costs as a percentage of total exposure is mainly driven by the aforementioned sale of nonperforming loans, but also due to the favourable economic developments in the German market.

Consumer mortgage lending exposure grouped by loan-to-value buckets[1]

	Dec 31, 2012
≤ 50 %	71 %
> 50 ≤ 70 %	16 %
> 70 ≤ 90 %	8 %
> 90 ≤ 100 %	2 %
> 100 ≤ 110 %	1 %
> 110 ≤ 130 %	1 %
> 130 %	1 %

[1] When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total exposure divided by the current assessed value of the respective properties. These values are updated on a regular basis. The exposure of transactions that are additionally backed by liquid collaterals is reduced by the respective collateral values, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collaterals. Any mortgage lending exposure that is collateralized exclusively by any other type of collateral is not included in the LTV calculation.

The creditor's creditworthiness, the LTV and the quality of collateral is an integral part of our risk management when originating loans and when monitoring and steering our credit risks. In general, we are willing to accept higher LTV's, the better the creditor's creditworthiness is. Nevertheless, restrictions of LTV apply for countries with negative economic outlook or expected declines of real estate values.

As of December 31, 2012, 71 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50 %.

Credit Exposure from Derivatives

Exchange-traded derivative transactions (e.g., futures and options) are regularly settled through a central counterparty, the rules and regulations of which provide for daily margining of all current and future credit risk positions emerging out of such transactions. To the extent possible, we also use central counterparty clearing services for OTC derivative transactions ("OTC clearing"); we thereby benefit from the credit risk mitigation achieved through the central counterparty's settlement system.

Both the Dodd-Frank Wall Street Reform and Consumer Protection Act ("DFA") and the European Regulation (EU) No 548/2012 on OTC Derivatives, Central Counterparties and Trade Repositories ("EMIR") will introduce mandatory OTC Clearing for standardized OTC derivative transactions as well as margin requirements for uncleared OTC derivative transaction. The implementation of DFA and EMIR will further increase our use of credit risk mitigation.

The notional amount of OTC derivatives settled through central counterparties amounted to € 10.0 trillion as of December 31, 2012, and to € 10.8 trillion as of December 31, 2011.

Notional amounts and gross market values of derivative transactions

Dec 31, 2012

	Notional amount maturity distribution						
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:							
OTC	15,419,788	15,366,636	10,478,308	41,264,732	584,620	554,944	29,676
Exchange-traded	2,899,159	1,169,563	4,114	4,072,836	153	144	9
Total Interest rate related	18,318,947	16,536,199	10,482,422	45,337,568	584,773	555,088	29,685
Currency related:							
OTC	4,290,214	1,188,952	428,949	5,908,115	94,639	101,738	(7,099)
Exchange-traded	19,381	470	–	19,851	8	7	1
Total Currency related	4,309,595	1,189,422	428,949	5,927,966	94,647	101,745	(7,098)
Equity/index related:							
OTC	329,531	261,697	79,088	670,316	22,415	29,027	(6,612)
Exchange-traded	417,334	114,654	3,653	535,641	7,476	6,201	1,275
Total Equity/index related	746,865	376,351	82,741	1,205,957	29,891	35,228	(5,337)
Credit derivatives	499,717	1,914,989	207,623	2,622,329	49,733	46,648	3,085
Commodity related:							
OTC	45,284	56,194	5,417	106,895	10,121	10,644	(523)
Exchange-traded	194,470	107,099	1,659	303,228	4,617	4,173	444
Total Commodity related	239,754	163,293	7,076	410,123	14,738	14,817	(79)
Other:							
OTC	62,890	23,991	399	87,280	2,887	2,818	69
Exchange-traded	12,533	1,278	5	13,816	18	36	(18)
Total Other	75,423	25,269	404	101,096	2,905	2,854	51
Total OTC business	20,647,424	18,812,459	11,199,784	50,659,667	764,415	745,819	18,596
Total exchange-traded business	3,542,877	1,393,064	9,431	4,945,372	12,272	10,561	1,711
Total	24,190,301	20,205,523	11,209,215	55,605,039	776,687	756,380	20,307
Positive market values after netting and cash collateral received	–	–	–	–	70,054	–	–

Dec 31, 2011	Notional amount maturity distribution						
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:							
OTC	17,946,681	17,288,349	12,014,092	47,249,122	595,127	574,791	20,336
Exchange-traded	635,771	179,024	6,282	821,077	101	50	51
Total Interest rate related	18,582,452	17,467,373	12,020,374	48,070,199	595,228	574,841	20,387
Currency related:							
OTC	4,357,876	1,201,265	415,234	5,974,375	112,784	116,134	(3,350)
Exchange-traded	7,521	663	7	8,191	140	24	116
Total Currency related	4,365,397	1,201,928	415,241	5,982,566	112,924	116,158	(3,234)
Equity/index related:							
OTC	294,563	334,739	88,739	718,041	29,682	35,686	(6,004)
Exchange-traded	206,953	71,092	2,310	280,355	5,764	2,000	3,764
Total Equity/index related	501,516	405,831	91,049	998,396	35,446	37,686	(2,240)
Credit derivatives	673,814	2,473,620	537,723	3,685,157	101,115	92,988	8,127
Commodity related:							
OTC	84,681	112,629	4,687	201,997	13,949	14,077	(128)
Exchange-traded	72,321	42,353	673	115,347	2,718	2,636	82
Total Commodity related	157,002	154,982	5,360	317,344	16,667	16,713	(46)
Other:							
OTC	77,574	38,746	2,956	119,276	5,516	4,895	621
Exchange-traded	19,704	2,781	22	22,507	247	324	(77)
Total Other	97,278	41,527	2,978	141,783	5,763	5,219	544
Total OTC business	23,435,189	21,449,348	13,063,431	57,947,968	858,173	838,571	19,602
Total exchange-traded business	942,270	295,913	9,294	1,247,477	8,970	5,033	3,937
Total	24,377,459	21,745,261	13,072,725	59,195,445	867,143	843,604	23,539
Positive market values after netting and cash collateral received	–	–	–	–	84,272	–	–

The following two tables present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures.

Positive market values or replacement costs of derivative transactions (unaudited)

	Dec 31, 2012				Dec 31, 2011			
in € m.[1]	Positive market values before netting and collateral agreements	Netting agreements	Eligible collateral[2]	Positive market values after netting and collateral agreements	Positive market values before netting and collateral agreements	Netting agreements	Eligible collateral	Positive market values after netting and collateral agreements
Interest rate related	578,128	490,905	61,838	25,384	587,718	502,390	51,645	33,683
Currency related	93,797	71,525	8,091	14,181	112,924	86,403	9,477	17,044
Equity/index related	29,621	19,209	2,061	8,352	35,412	23,368	3,344	8,700
Credit derivatives	49,285	39,677	2,459	7,149	101,113	84,747	6,002	10,364
Commodity related	14,701	8,231	649	5,821	16,648	12,602	809	3,236
Other	2,783	2,244	392	147	5,768	4,743	515	510
Total	768,315	631,791	75,490	61,034	859,583	714,253	71,793	73,537

[1] Excludes for derivatives reported as other assets for December 31, 2012, and December 31, 2011, respectively, € 8.4 billion (€ 7.6 billion) positive market values before netting and collateral or € 791 million (€ 612 million) positive market values after netting and collateral.
[2] Includes € 66.5 billion cash collateral and € 9 billion non-cash collateral as of December 31, 2012, and € 61.1 billion cash collateral and € 10.7 billion non-cash collateral as of December 31, 2011.

The above table shows the positive market values after netting and collateral, which represent only 8 % of the total IFRS positive market values. Apart from master netting agreements, we have entered into various types of collateral agreements (such as "CSAs" to master agreements), with the vast majority being bilateral.

Nominal volumes of credit derivative exposure (unaudited)

					Dec 31, 2012
	Used for own credit portfolio		Acting as intermediary		
in € m.	Protection bought	Protection sold	Protection bought	Protection sold	Total[1]
Credit default swaps – single name	38,885	650	779,669	758,427	1,577,631
Credit default swaps – multi name	9,209	168	512,299	509,832	1,031,508
Total return swaps	919	1,759	6,388	4,124	13,190
Total notional amount of credit derivatives	49,013	2,577	1,298,356	1,272,383	2,622,329

1 Includes credit default swaps on indices and nth-to-default credit default swaps.

					Dec 31, 2011
	Used for own credit portfolio		Acting as intermediary		
in € m.	Protection bought	Protection sold	Protection bought	Protection sold	Total[1]
Credit default swaps – single name	48,085	844	1,017,110	999,112	2,065,151
Credit default swaps – multi name	604	55	782,384	824,100	1,607,143
Total return swaps	454	927	6,416	5,066	12,863
Total notional amount of credit derivatives	49,143	1,826	1,805,910	1,828,278	3,685,157

1 Includes credit default swaps on indices and nth-to-default credit default swaps.

The tables split the exposure into the part held in the regulatory banking book, which is shown under the heading "used for own credit portfolio" and the part held in the regulatory trading book, referred to as "acting as intermediary". The decrease in credit derivatives is primarily related to trade compression, de-risking activities and reduced volumes in the credit derivatives market.

As the replacement values of derivatives portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure the potential future exposure against separate limits. We supplement the potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).

The potential future exposure measure which we use is generally given by a time profile of simulated positive market values of each counterparty's derivatives portfolio, for which netting and collateralization are considered. For limit monitoring we employ the 95th quantile of the resulting distribution of market values, internally referred to as potential future exposure ("PFE"). The average exposure profiles generated by the same calculation process are used to derive the so-called average expected exposure ("AEE") measure, which we use to reflect expected future replacement costs within our credit risk economic capital, and the expected positive exposure ("EPE") measure driving our regulatory capital requirements. While AEE and EPE are generally calculated with respect to a time horizon of one year, the PFE is measured over the entire lifetime of a transaction or netting set for uncollateralized portfolios and over an appropriate unwind period for collateralized portfolios, respectively. We also employ the aforementioned calculation process to derive stressed exposure results for input into our credit portfolio stress testing.

The PFE profile of each counterparty is compared daily to a PFE limit profile set by the responsible credit officer. PFE limits are integral part of the overall counterparty credit exposure management in line with other limit types. Breaches of PFE limits at any one profile time point are highlighted for action within our credit risk management process. The EPE is directly used in the customer level calculation of the IRBA regulatory capital under the so-called internal model method ("IMM"), whereas AEE feeds as a loan equivalent into the Group's credit portfolio model where it is combined with all other exposure to a counterparty within the respective simulation and allocation process (see Chapter "Monitoring Credit Risk").

Credit Exposure from Nonderivative Trading Assets

Composition of nonderivative trading assets

in € m.	Dec 31, 2012	Dec 31, 2011
Government paper & agencies	94,597	95,336
Financial institutions & corporates	53,994	56,442
Equities	65,457	59,754
Traded loans	18,152	18,039
Other	13,338	11,353
Total nonderivative trading assets	245,538	240,924

Traded credit products such as bonds in our developed markets' trading book are managed by a dedicated risk management unit combining our credit and market risk expertise. We use appropriate portfolio limits and ratings-driven thresholds on single-issuer basis, combined with our market risk management tools to risk manage such positions.

Asset Quality

This section describes the asset quality of our loans. All loans where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower's contractual obligations are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

			Dec 31, 2012			Dec 31, 2011[1]
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total
Loans neither past due, nor renegotiated or impaired	213,591	171,233	384,824	233,097	165,809	398,906
Past due loans, neither renegotiated nor impaired	1,562	4,366	5,928	1,579	5,057	6,636
Loans renegotiated, but not impaired	688	200	888	997	67	1,064
Impaired loans	6,129	4,206	10,335	6,262	3,808	10,070
Total	221,970	180,005	401,975	241,935	174,741	416,676

[1] Numbers for 2011 adjusted.

Past Due Loans

Loans are considered to be past due if contractually agreed payments of principal and/or interest remain unpaid by the borrower, except if those loans are acquired through consolidation. The latter are considered to be past due if payments of principal and/or interest, which were expected at a certain payment date at the time of the initial consolidation of the loans, are unpaid by the borrower.

Non-impaired past due loans at amortized cost by past due status

in € m.	Dec 31, 2012	Dec 31, 2011
Loans less than 30 days past due	3,898	4,394
Loans 30 or more but less than 60 days past due	967	958
Loans 60 or more but less than 90 days past due	394	420
Loans 90 days or more past due	716	907
Total	5,975	6,678

Non-impaired past due loans at amortized cost by industry

in € m.	Dec 31, 2012	Dec 31, 2011
Banks and insurance	3	77
Fund management activities	3	9
Manufacturing	473	233
Wholesale and retail trade	187	439
Households	3,781	4,425
Commercial real estate activities	888	814
Public sector	19	16
Other	621	665
Total	5,975	6,678

Non-impaired past due loans at amortized cost by region

in € m.	Dec 31, 2012	Dec 31, 2011
Germany	3,238	3,749
Western Europe (excluding Germany)	2,141	2,532
Eastern Europe	148	143
North America	397	165
Central and South America	4	14
Asia/Pacific	45	73
Africa	2	2
Other	–	–
Total	5,975	6,678

Our non-impaired past due loans decreased by € 703 million to € 6.0 billion as of December 31, 2012, largely due to a reduction in households in Germany and Western Europe (excluding Germany). 65 % of our non-impaired past due loans were less than 30 days past due and 54 % were with counterparties domiciled in Germany, while industry concentration was with households (63 %).

Aggregated value of collateral – with the fair values of collateral capped at loan outstandings – held against our non-impaired past due loans

in € m.	Dec 31, 2012	Dec 31, 2011
Financial and other collateral	3,248	3,973
Guarantees received	167	158
Total	3,415	4,131

The reduction of the collateral held for our non-impaired past due loans of € 716 million mainly results from one customer and from the overall decrease of our non-impaired past due loans, both in Western Europe (excluding Germany).

Renegotiated Loans and Forbearances

Loans that have been renegotiated in such a way that we, for economic or legal reasons related to the borrower's financial difficulties, granted a concession to the borrower that we would not otherwise have considered are disclosed as renegotiated loans. As of December 31, 2012, the level of our renegotiated loans increased slightly by € 96 million or 4 % to € 2.5 billion compared to prior year-end, of which € 1.6 billion were impaired. Increases in renegotiated loans considered impaired were only partially compensated by an overall decrease in renegotiated loans considered non-impaired.

For economic or legal reasons we might close a forbearance agreement with a borrower who faces financial difficulties in order to ease the contractual obligation for a limited period of time. A case by case approach is applied for our corporate clients considering each transaction and client specific facts and circumstances. For consumer loans we offer forbearances for a limited period of time, in which the total or partial outstanding or future installments are deferred to a later point of time. However, the amount not paid including accrued interest during this period must be re-compensated at a later point of time. Repayment options include distribution over residual tenor, a one-off payment or a tenor extension. Forbearances are restricted and depending on the economic situation of the client, our risk management strategies and the local legislation. In case of a forbearance agreement is entered into, an impairment measurement is conducted as described below, an impairment charge is taken if necessary and the loan is subsequently recorded as impaired. These forbearances are considered as renegotiations and disclosed accordingly.

Impaired Loans

Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

— there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a "loss event"),

— the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
— a reliable estimate of the loss amount can be made.

Credit Risk Management's loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by an oversight committee comprised of Group Finance and Risk senior management.

Within consolidations we acquired certain loans for which an impairment had been established previously by the consolidated entities. These loans were taken onto our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as our cash flow expectations regarding these loans have not deteriorated since acquisition, they are not considered impaired loans.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

While we assess the impairment for our corporate credit exposures individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively.

Our collectively assessed allowance for non-impaired loans reflects allowances to cover for incurred losses that have neither been individually identified nor provided for as part of the impairment assessment of smaller-balance homogeneous loans.

For further details regarding our accounting policies regarding impairment loss and allowance for credit losses please refer to Note 01 "Significant Accounting Policies".

Impaired loans, allowance for loan losses and coverage ratios by business division

	Dec 31, 2012			Dec 31, 2011[1]			2012 increase (decrease) from 2011	
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Corporate Banking & Securities	1,005	721	72	1,197	930	78	(192)	(6)
Global Transaction Banking	1,014	464	46	639	332	52	375	(6)
Asset & Wealth Management	138	33	24	452	29	6	(314)	18
Private & Business Clients	4,188	2,071	49	3,759	1,572	42	429	7
Non-Core Operations Unit	3,990	1,407	35	4,023	1,298	32	(33)	3
Thereof: assets reclassified to loans and receivables according to IAS 39	1,499	488	33	1,482	444	30	17	3
Total	10,335	4,696	45	10,070	4,162	41	265	4

[1] Numbers for 2011 adjusted.

Impaired loans, allowance for loan losses and coverage ratios by industry

Dec 31, 2012

	Impaired Loans			Loan loss allowance				
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Banks and insurance	53	–	53	20	–	15	35	67
Fund management activities	127	1	128	1	0	44	45	35
Manufacturing	720	206	926	455	87	63	605	65
Wholesale and retail trade	355	199	554	207	95	34	336	61
Households	562	3,145	3,707	216	1,623	124	1,963	53
Commercial real estate activities	3,087	271	3,358	665	23	23	711	21
Public sector	–	–	–	–	0	2	2	–
Other	1,225	384	1,609	702	157	140	999	62
Total	6,129	4,206	10,335	2,266	1,985	445	4,696	45

Dec 31, 2011[1]

	Impaired Loans			Loan loss allowance				
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Banks and insurance	118	–	118	98	3	13	114	97
Fund management activities	917	–	917	322	–	211	533	58
Manufacturing	669	162	831	364	69	89	522	63
Wholesale and retail trade	330	138	468	164	75	33	272	58
Households	394	3,008	3,402	155	1,320	89	1,565	46
Commercial real estate activities	2,721	224	2,945	424	18	50	492	17
Public sector	–	–	–	–	–	1	1	–
Other	1,113	276	1,389	484	127	52	663	48
Total	6,262	3,808	10,070	2,011	1,612	538	4,162	41

[1] Numbers for 2011 adjusted.

Impaired loans, allowance for loan losses and coverage ratios by region

Dec 31, 2012

	Impaired Loans			Loan loss allowance				
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,822	1,793	3,615	783	817	129	1,729	48
Western Europe (excluding Germany)	3,276	2,200	5,476	1,116	1,012	180	2,308	42
Eastern Europe	137	207	344	53	156	11	220	64
North America	624	2	626	232	0	84	316	50
Central and South America	41	–	41	31	–	5	36	88
Asia/Pacific	229	4	233	51	0	28	79	34
Africa	–	–	–	–	–	3	3	–
Other	–	–	–	–	–	5	5	–
Total	6,129	4,206	10,335	2,266	1,985	445	4,696	45

Dec 31, 2011[1]

	Impaired Loans			Loan loss allowance				
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed allowance	Collectively assessed allowance for impaired loans	Collectively assessed allowance for non-impaired loans	Total	Impaired loan coverage ratio in %
Germany	1,870	1,851	3,721	832	683	138	1,653	45
Western Europe (excluding Germany)	2,975	1,690	4,665	841	751	204	1,796	38
Eastern Europe	52	189	241	36	172	10	218	90
North America	1,058	75	1,133	193	1	152	345	30
Central and South America	40	0	40	28	–	6	35	87
Asia/Pacific	267	3	270	81	1	24	106	39
Africa	0	0	0	0	–	3	3	–
Other	–	0	0	–	4	2	6	–
Total	6,262	3,808	10,070	2,011	1,612	538	4,162	41

[1] Numbers for 2011 adjusted.

Development of Impaired Loans

			Dec 31, 2012			Dec 31, 2011[1]
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	6,262	3,808	10,070	3,564	2,749	6,313
Classified as impaired during the year[2]	2,860	1,912	4,772	4,497	3,475	7,972
Transferred to not impaired during the year[2]	(1,932)	(930)	(2,862)	(1,230)	(1,811)	(3,041)
Charge-offs	(798)	(483)	(1,281)	(553)	(512)	(1,065)
Disposals of impaired loans	(249)	(122)	(371)	(9)	(76)	(85)
Exchange rate and other movements	(14)	21	7	(7)	(17)	(24)
Balance, end of year	6,129	4,206	10,335	6,262	3,808	10,070

[1] Numbers for 2011 adjusted.
[2] Includes repayments.

Our impaired loans increased by € 265 million to € 10.3 billion in 2012 as net new impaired loans of € 1.5 billion were partly offset by € 1.3 billion charge-offs. The overall increase is mainly attributable to a net increase of € 398 million in our collectively assessed impaired loans, predominantly relating to households in Western Europe (excluding Germany). This increase in collectively assessed impaired loans was partly compensated by a € 133 million net decrease in our individually assessed impaired loans, primarily caused by reductions from de-risking through sale or restructuring of exposures in North America which overcompensated increases in the commercial real estate sector and households in Western Europe (excluding Germany).

The impaired loan coverage ratio improved from 41 % to 45 % mainly attributable to Postbank. At change of control, all loans classified as impaired by Postbank were classified as performing by Deutsche Bank and also initially recorded at fair value. Subsequent increases in provisions at the Postbank level resulted in an impairment of the full loan from a Deutsche Bank consolidated perspective, but with an allowance being built for only the incremental provision. Due to the sale of larger impaired commercial real estate financings as part of our de-risking activities the latter effect has been partially reversed. In addition, the overall increased level of our allowance contributed also to the coverage ratio increase.

Our impaired loans included € 1.5 billion among the loans reclassified to loans and receivables in accordance with IAS 39. This position is unchanged from prior year, since gross increases of € 0.3 billion were offset by charge-offs.

Impaired loans, provision for loan losses and recoveries by Industry

	Dec 31, 2012	12 months ending Dec 31, 2012		Dec 31, 2011[1]	12 months ending Dec 31, 2011	
in € m.	Total impaired loans	Provision for loan losses before recoveries	Recoveries	Total impaired loans	Provision for loan losses before recoveries	Recoveries
Banks and insurances	53	17	1	118	52	1
Fund management activities	128	(20)	1	917	32	0
Manufacturing	926	110	18	831	156	21
Wholesale and retail trade	554	81	7	468	74	9
Households	3,707	742	138	3,402	982	109
Commercial real estate activities	3,358	357	3	2,945	356	5
Public sector	–	1	–	–	2	0
Other	1,609	633	27	1,389	347	22
Total	10,335	1,922	195	10,070	2,000	168

[1] Numbers for 2011 adjusted.

Our existing commitments to lend additional funds to debtors with impaired loans amounted to € 145 million as of December 31, 2012 and € 168 million as of December 31, 2011.

Collateral held against impaired loans, with fair values capped at transactional outstandings

in € m.	Dec 31, 2012	Dec 31, 2011
Financial and other collateral	4,253	3,714
Guarantees received	401	349
Total collateral held for impaired loans	4,654	4,063

Our total collateral held for impaired loans as of December 31, 2012 increased by € 591 million compared to prior year. The coverage ratio including collateral increased to 90 % as of December 31, 2012 compared to 82 % as of December 31, 2011 and was driven by the same factor as the impaired loan coverage ratio which is attributable to Postbank.

Collateral Obtained

We obtain collateral on the balance sheet by taking possession of collateral held as security or by calling upon other credit enhancements. Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally we do not occupy obtained properties for our business use.

Collateral obtained during the reporting periods

in € m.	2012	2011
Commercial real estate	30	89
Residential real estate	62	40
Other	0	0
Total collateral obtained during the reporting period	92	129

The commercial and residential real estate collateral obtained in 2012 refers to our U.S. and Spain exposures.

The residential real estate collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under SIC-12 and IAS 27. The year-end amounts in relation to collateral obtained for these trusts were € 10 million for December 31, 2012 and € 20 million for December 31, 2011.

Allowance for Credit Losses

Development of allowance for credit losses

	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions			2012
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,011	2,150	4,162	127	98	225	4,386
Provision for credit losses	1,115	613	1,728	(7)	0	(7)	1,721
thereof: (Gains)/Losses from disposal of impaired loans	79	(55)	24	–	–	–	24
Net charge-offs:	(762)	(324)	(1,086)	–	–	–	(1,086)
Charge-offs	(798)	(483)	(1,281)	–	–	–	(1,281)
Recoveries	36	158	195	–	–	–	195
Changes in the group of consolidated companies	–	–	–	–	–	–	–
Exchange rate changes/other	(98)	(9)	(107)	(2)	(1)	(3)	(111)
Balance, end of year	2,266	2,430	4,696	118	97	215	4,911
Changes compared to prior year							
Provision for credit losses							
absolute	208	(312)	(104)	(26)	12	(14)	(118)
relative	23 %	(34 %)	(6 %)	(137 %)	(103 %)	(191 %)	(6 %)
Net charge-offs							
absolute	(249)	61	(189)	–	–	–	(189)
relative	49 %	(16 %)	21 %	–	–	–	21 %
Balance, end of year							
absolute	255	279	534	(9)	(1)	(10)	524
relative	13 %	13 %	13 %	(7 %)	(1 %)	(4 %)	12 %

In a volatile economic environment our credit standards have kept new provisions for loan losses under control. This included pro-active management of the homogeneous retail portfolios as well as strict underwriting standards in CB&S and continued diligent monitoring of higher risk exposures. With the creation of the NCOU, we have begun actively de-risking higher risk assets, which we intend to continue in 2013.

Our allowance for credit losses was € 4.9 billion as of December 31, 2012, thereof 96 % or € 4.7 billion related to our loan portfolio and 4 % or € 215 million to off-balance sheet positions (predominantly loan commitments and guarantees). Our allowance for loan losses as of December 31, 2012 was € 4.7 billion, 52 % of which is related to collectively assessed and 48 % to individually assessed loan losses. The increase in our allowance for loan losses of € 534 million mainly relates to € 1.7 billion of additional loan loss provisions partly offset by € 1.1 billion of charge-offs. Our allowance for off-balance sheet positions decreased by € 10 million or 4 % compared to the prior year due to releases of previously established allowances overcompensating new provisions in our portfolio for individually assessed off-balance sheet positions.

Provisions for credit losses recorded in 2012 decreased by € 118 million to € 1.7 billion compared to 2011. The overall loan loss provisions decreased by € 104 million or 6 % in 2012 compared to 2011. This decrease was driven by our collectively assessed loan portfolio, where we saw a reduction of € 312 million or 34 % driven by lower levels of provisioning for non-impaired loans within our NCOU mainly as a result of our de-risking measures along with lower provisioning in our homogenous Postbank portfolio. The latter decrease however excludes the effect of Postbank releases related to loan loss allowances recorded prior to consolidation. The impact of such releases is reported as interest income on a group level. The increase in provisions for our individually assessed loans of € 208 million or 23 % is related to assets which had been reclassified in accordance with IAS 39 in North America and United Kingdom now held in the NCOU. Provisions for off-balance sheet positions decreased by € 14 million or 191 % driven by our portfolio for individually assessed off-balance sheet positions, where releases of previously established allowances overcompensated new provisions in 2012.

Net charge-offs increased by € 189 million or 21 % in 2012. Net charge-offs for our individually assessed loans were up € 249 million mainly related to assets which had been reclassified in accordance with IAS 39.

	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions			2011
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	1,643	1,653	3,296	108	110	218	3,514
Provision for credit losses	907	925	1,832	19	(12)	7	1,839
thereof: (Gains)/Losses from disposal of impaired loans	1	(33)	(32)	–	–	–	(32)
Net charge-offs:	(512)	(385)	(897)	–	–	–	(897)
Charge-offs	(553)	(512)	(1,065)	–	–	–	(1,065)
Recoveries	41	127	168	–	–	–	168
Changes in the group of consolidated companies	–	(0)	(0)	(0)	0	0	–
Exchange rate changes/other	(26)	(43)	(69)	(0)	0	0	(69)
Balance, end of year	2,011	2,150	4,162	127	98	225	4,387
Changes compared to prior year							
Provision for credit losses							
absolute	345	175	520	37	10	46	566
relative	61 %	23 %	40 %	(209 %)	(45 %)	(119 %)	44 %
Net charge-offs							
absolute	384	19	403	–	–	–	403
relative	(43 %)	(5 %)	(31 %)	–	–	–	(31 %)
Balance, end of year							
absolute	369	497	866	19	(12)	7	873
relative	22 %	30 %	26 %	18 %	(11 %)	3 %	25 %

At year end 2011, our allowance for credit losses amounted to € 4.4 billion, thereof 95 % or € 4.2 billion related to our loan portfolio and 5 % or € 225 million to off-balance sheet positions.

Our allowance for loan losses as of December 31, 2011 was € 4.2 billion, a 26 % increase from prior year end. The increase in our allowance was principally due to increased new provisions following the first full year consolidation of Postbank and lower net charge-offs compared to the prior year. Our allowance for off-balance sheet positions at the end of 2011 was almost on the same level as of the end of 2010.

Provisions for credit losses in 2011 amounted to € 1.8 billion, up € 566 million compared to 2010. Our provision for loan losses showed an increase of € 520 million or 40 % in 2011, thereof € 345 million or 61 % related to individually assessed loans, and € 175 million or 23 % related to our collectively assessed loan portfolios. The rise in individually assessed provision for loan losses was driven by the first time consolidation of Postbank and furthermore reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall challenging global economic credit environment. Reduced provisioning levels for IAS 39 reclassified assets partly compensated these increases. Loan loss provisions for our collectively assessed loan portfolios, which increased by 23 % compared to 2010, were also affected by the first time consolidation of Postbank. Excluding Postbank, the loan loss provision for our collectively assessed exposure was reduced due to our retail business in Germany which contributed lower provisions, despite the challenging economic environment.

Our provisions for off-balance sheet positions increased by € 46 million or 119 % compared to 2010 driven by our portfolio for individually assessed off-balance sheet positions.

Our net charge-offs decreased by € 403 million or 31 % in 2011, almost fully related to our individually assessed loans, where we saw a reduction of € 384 million fully driven by IAS 39 reclassified assets.

Derivatives – Credit Valuation Adjustment

We establish a counterparty Credit Valuation Adjustment ("CVA") for OTC derivative transactions to cover expected credit losses. The adjustment amount is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the credit risk, based on available market information, including CDS spreads.

The CVAs are significant for certain monoline counterparties. For monolines with actively traded CDS, the CVA is calculated using a full CDS-based valuation model. For monolines without actively traded CDS a model based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monoline CVA methodology is reviewed on a quarterly basis by management.

We recorded € 737 million in CVAs against our aggregate monoline exposures as of December 31, 2012, compared to € 1.1 billion as of December 31, 2011.

Treatment of Default Situations under Derivatives

Unlike standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able under prevailing contracts to obtain additional collateral or terminate the transactions or the related master agreement at short notice.

The master agreements executed with our clients usually provide for a broad set of standard or bespoke termination rights, which allow us to respond swiftly to a counterparty's default or to other circumstances which indicate a high probability of failure. When our decision to terminate derivative transactions or the related master agreement results in a residual net obligation owed by the counterparty, we restructure the obligation into a non-derivative claim and manage it through our regular work-out process. As a consequence, for accounting purposes we typically do not show any nonperforming derivatives.

Wrong way risk occurs when exposure to a counterparty is adversely correlated with the credit quality of that counterparty. It must be carefully considered together with the correlation between the obligor and risk mitigants and is actively monitored and reviewed on a regular basis. In compliance with Section 224 (8) and (9) SolvV we, excluding Postbank, have established a monthly process to monitor specific wrong way risk, whereby transactions subject to wrong way risk are automatically selected and presented for comment to the responsible credit officer. In addition, we, excluding Postbank, utilize our established process for calibrating our own alpha factor (as defined in Section 223 (7) SolvV) to estimate the overall wrong-way risk in our derivatives and securities financing transaction portfolio. Postbank derivative counterparty risk is immaterial to the Group and collateral held is typically in the form of cash.

Counterparty Credit Risk: Regulatory Assessment

The following section on Counterparty Credit Risk: Regulatory Assessment, ending on page 117, present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section is labeled unaudited. Quantitative information presented follows the regulatory scope of consolidation.

General Considerations for the Regulatory Assessment of Counterparty Risk

Generally we apply the advanced IRBA for the majority of our advanced IRBA eligible credit portfolios to calculate the regulatory capital requirements according to the SolvV, based on respective approvals received from BaFin.

The BaFin approvals obtained as a result of the advanced IRBA audit processes for our counterparty credit exposures excluding Postbank allow the usage of 63 internally developed rating systems for regulatory capital calculation purposes out of which 37 rating systems were authorized in December 2007 and a further 26 followed until year end 2012. Overall they cover all of our material exposures, excluding Postbank, in the advanced IRBA eligible exposure classes "central governments", "institutions", "corporates", and "retail".

Postbank's retail portfolio is also assigned to the advanced IRBA based on respective BaFin approvals Postbank received and the fact that we have an advanced IRBA status. Details of the advanced IRBA and the advanced IRBA exposures are provided in Sections "Advanced Internal Ratings Based Approach" and "Advanced IRBA Exposure".

Moreover, we apply the foundation IRBA for a significant portion of Postbank's IRBA eligible credit portfolios, in which Postbank received respective BaFin approvals in recent years. The foundation IRBA and the foundation IRBA exposures are discussed in Sections "Foundation Internal Ratings Based Approach" and "Foundation IRBA Exposure".

The approvals Postbank obtained from the BaFin as a result of its IRBA audit processes for the counterparty credit exposures allow the usage of 16 internally developed rating systems for regulatory capital calculation purposes under the IRBA of which eight rating systems were authorized in December 2006 and a further nine followed by year end 2012. The application of one rating system has been suspended. Overall they cover Postbank's material exposures in the advanced IRBA eligible exposure class "retail" as well as Postbank's material exposures in the foundation IRBA eligible exposure classes "central governments", "institutions" and "corporates".

For Postbank's exposure classes "institutions" and "corporates" advanced IRBA audits have been conducted and are pending approval.

We assign a few remaining advanced IRBA eligible portfolios of small size temporarily to the standardized approach. With regard to these, an implementation plan and approval schedule have been set up and agreed with the competent authorities, the BaFin and the Bundesbank.

Exposures which we do not treat under the advanced or the foundation IRBA are discussed in the Sections "Other IRBA Exposure" and "Standardized Approach" respectively.

Our advanced IRBA coverage ratio, excluding Postbank, exceeds the German regulatory requirement of 92 % by exposure value ("EAD") as well as by RWA as of December 31, 2012, using applicable measures according to Section 67 SolvV. This ratio excludes the exposures permanently assigned to the standardized approach (according to Section 70 SolvV) which are discussed in Section "Standardized Approach", other IRBA exposure (described in Section "Other IRBA Exposure") as well as securitization positions (please refer to Section "Securitization" for further details). The regulatory minimum requirements with regard to the respective coverage ratio thresholds have been met at all times.

EAD and RWA according to the model approaches applied to our credit risk portfolios

											Dec 31, 2012
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach				Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Require-ments
Central governments	103,199	3,762	112	35	–	–	100,612	379	203,923	4,176	334
Institutions	65,856	8,946	22,658	3,156	–	–	4,619	230	93,133	12,331	987
Corporates	281,190	81,646	11,936	7,349	17,672	10,957	26,392	18,640	337,191	118,593	9,487
Retail exposures secured by real estate property	145,828	20,164	–	–	–	–	6,253	2,728	152,080	22,891	1,831
Qualifying revolving retail exposures	4,550	623	–	–	–	–	–	–	4,550	623	50
Other retail exposures	32,716	15,259	–	–	–	–	10,604	6,564	43,320	21,823	1,746
Other exposures	–	–	–	–	9,937	11,635	27,830	22,342	37,767	33,977	2,718
Securitizations	62,549	13,325	–	–	–	–	2,720	1,457	65,269	14,782	1,183
Total	695,887	143,725	34,707	10,539	27,609	22,592	179,030	52,340	937,232	229,196	18,336
Thereof counterparty credit risk from	143,190	32,711	8,471	736	726	636	13,485	1,906	165,872	35,989	2,879
Derivatives	87,857	30,870	1,552	595	726	636	10,658	1,696	100,792	33,797	2,704
Securities financing transactions	55,333	1,841	6,919	140	–	–	2,827	210	65,079	2,191	175

The table above also provides an overview of the model approaches used for our securitization positions. Please note that the following sections on our exposures in the IRBA and standardized approaches exclude securitization exposures as they are presented separately in more detail in the section "Securitization". The line item "Other exposures" contain predominantly collective investment undertakings, equity exposures and non-credit obligations treated under the other IRBA as well as remaining exposures classes for the standardized approach which do not fall under the exposure classes "Central governments", "Institutions", "Corporates" or "Retail".

Advanced Internal Ratings Based Approach

The advanced IRBA is the most sophisticated approach available under the regulatory framework for credit risk allowing us to make use of our internal rating methodologies as well as internal estimates of specific other risk parameters. These methods and parameters represent long-used key components of the internal risk measurement and management process supporting the credit approval process, the economic capital and expected loss calculation and the internal monitoring and reporting of credit risk. The relevant parameters include the probability of default ("PD"), the loss given default ("LGD") driving the regulatory risk-weight and the credit conversion factor ("CCF") as part of the regulatory exposure at default ("EAD") estimation. For most of our internal rating systems more than seven years of historical information is available to assess these parameters. Our internal rating methodologies reflect a point-in-time rather than a through-the-cycle rating.

The probability of default for customers is derived from our internal rating systems. We assign a probability of default to each relevant counterparty credit exposure as a function of a transparent and consistent 26-grid master rating scale for all of our exposure excluding Postbank. The borrower ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria and assign a rating grade based on a specific set of criteria as given for a certain customer. The set of criteria is generated from information sets relevant for the respective customer segments like general customer behavior, financial and external data. The methods in use range from statistical scoring models to expert-based models taking into account the relevant available quantitative and qualitative information. Expert-based models are usually applied for counterparts in the exposure classes "Central governments", "Institutions" and "Corporates" with the exception of small- and medium-sized entities. For the latter as well as for the retail segment statistical scoring or hybrid models combining both approaches are commonly used. Quantitative rating methodologies are developed based on applicable statistical modelling techniques, such as logistic regression. In line with Section 118 of SolvV, these models are complemented by human judgment and oversight to review model-based assignments and to ensure that the models are used appropriately. When we assign our internal risk ratings, it allows us to compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible, as our internal rating scale has been designed to principally correspond to the external ratings scales from rating agencies. For quantitative information where we provide our advanced and foundation IRBA exposure based on a rating grade granularity which corresponds to the external Standard & Poors rating equivalents please refer to the section "Advanced IRBA Exposure" and "Foundation IRBA Exposure".

Although different rating methodologies are applied to the various customer segments in order to properly reflect customer-specific characteristics, they all adhere to the same risk management principles. Credit process policies provide guidance on the classification of customers into the various rating systems. For more information regarding the credit process and the respective rating methods used within that process, please refer to Section "Credit Risk Ratings and Rating Governance".

For our Postbank retail portfolios subject to the advanced IRBA, Postbank assigns a probability of default to each relevant counterparty credit exposure as a function of an internal rating master scale. The ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria. These rating models are statistical scoring methods based on internal and external information relating to the borrower and use statistical procedures to evaluate a probability of default. The resulting scores are then mapped to Postbank's internal rating master scale.

We apply internally estimated LGD factors as part of the advanced IRBA capital requirement calculation as approved by the BaFin. LGD is defined as the likely loss intensity in case of a counterparty default. It provides an estimation of the exposure that cannot be recovered in a default event and therefore captures the severity of a loss. Conceptually, LGD estimates are independent of a customer's probability of default. The LGD models ensure that the main drivers for losses (e.g. different levels and quality of collateralization and customer or product types or seniority of facility) are reflected in specific LGD factors. In our LGD models, except Postbank, we assign collateral type specific LGD parameters to the collateralized exposure (collateral value after application of haircuts). Moreover, the LGD for uncollateralized exposure cannot be below the LGD assigned to collateralized exposure and regulatory minimum parameters (10 % for residential mortgage loans) are applied.

As part of the application of the advanced IRBA we apply specific CCFs in order to calculate an EAD value. Conceptually the EAD is defined as the expected amount of the credit exposure to a counterparty at the time of its default. For advanced IRBA calculation purposes we apply the general principles as defined in Section 100 SolvV to determine the EAD of a transaction. In instances, however, where a transaction outside of Postbank involves an unused limit a percentage share of this unused limit is added to the outstanding amount in order to appropriately reflect the expected outstanding amount in case of a counterparty default. This reflects the assumption that for commitments the utilization at the time of default might be higher than the current utilization. When a transaction involves an additional contingent component (e.g. guarantees) a further percentage share (usage factor) is applied as part of the CCF model in order to estimate the amount of guarantees drawn in case of default. Where allowed under the advanced IRBA the CCFs are internally estimated. The calibrations of such parameters are based on statistical experience as well as internal historical data and consider customer and product type specifics. As part of the approval process, the BaFin assessed our CCF models and stated their appropriateness for use in the process of regulatory capital requirement calculations.

Overall Postbank has similar standards in place to apply the advanced IRBA to its retail portfolios using internally estimated default probabilities, loss rates and conversion factors as the basis for calculating minimum regulatory capital requirements.

For derivative counterparty exposures as well as securities financing transactions ("SFT") we, excluding Postbank, make use of the internal model method ("IMM") in accordance with Section 222 et seq. SolvV. In this respect securities financing transactions encompass repurchase transactions, securities or commodities lending and borrowing as well as margin lending transactions (including prime brokerage). The IMM is a more sophisticated approach for calculating EAD for derivatives and SFT, again requiring prior approval from the BaFin before its first application. By applying this approach, we build our EAD calculations on a Monte Carlo simulation of the transactions' future market values. Within this simulation process, interest and FX rates, credit spreads, equity and commodity prices are modeled by stochastic processes and each derivative and securities financing transaction is revalued at each point of a pre-defined time grid by our internally approved valuation routines. As the result of this process, a distribution of future market values for each transaction at each time grid point is generated. From these distributions, by considering the appropriate netting and collateral agreements, we derive the exposure measures potential future exposure ("PFE"), average expected exposure ("AEE") and expected positive exposure ("EPE") mentioned in Section "Counterparty Credit Risk from Derivatives". The EPE measure evaluated on regulatory eligible netting sets defines the EAD for derivative counterparty exposures as well as for securities financing transactions within our regulatory capital calculations for the great majority of our derivative and SFT portfolio, while applying an own calibrated alpha factor in its calculation, floored at the minimum level of 1.2. For the small population of transactions for which a simulation cannot be computed, the EAD used is derived from the current exposure method.

For our derivative counterparty credit risk resulting from Postbank we apply the current exposure method, i.e., we calculate the EAD as the sum of the net positive fair value of the derivative transactions and the regulatory add-ons. As the EAD derivative position resulting from Postbank is less than 1 % in relation to our overall counterparty credit risk position from derivatives we consider Postbank's derivative position to be immaterial.

Default Definition and Model Validation

A prerequisite for the development of rating methodologies and the determination of risk parameters is a proper definition, identification and storage of the default event of a customer. We apply a default definition in accordance with the requirements of Section 125 SolvV as confirmed by the BaFin as part of the IRBA approval process.

As an important element of our risk management framework we regularly validate our rating methodologies and credit risk parameters. Whereas the rating methodology validation focuses on the discriminatory power of the models, the risk parameter validation for PD, LGD and EAD analyzes the predictive power of those parameters when compared against historical default experiences.

According to our standards, and in line with the SolvV-defined minimum requirements, the parameters PD, LGD and EAD are reviewed annually. The validation process for parameters as used by us excluding Postbank is coordinated and supervised by a validation working group composed of members from Finance, Risk Analytics and Instruments and Credit Risk Management. Risk parameter validations consist of quantitative analyses of internal historical data and are enriched by qualitative assessments in case data for validation is not sufficient for getting reliable results. A recalibration of specific parameter settings is triggered based on validation results if required. In addition to annual validations, ad hoc reviews are performed where appropriate as a reaction to quality deterioration at an early stage due to systematic changes of input factors (e.g. changes in payment behavior) or changes in the structure of the portfolio. The reviews conducted in 2012 for advanced IRBA rating systems triggered recalibrations as shown in the table below. 26 new risk parameters are applied due to newly approved rating systems or due to increased granularity in existing risk parameter settings. None of the recalibrations individually nor the impact of all recalibrations in the aggregate materially impacted our regulatory capital requirements.

Analogously at Postbank the allocation mechanism of the master scale to the probabilities of default as well as the results of the estimations of the input parameters PD, CCF and LGD are reviewed annually. Postbank's model validation committee is responsible for supervising the annual validation process of all models. Via a cross committee membership Deutsche Bank senior managers join in Postbank committees and vice versa, to ensure a joint governance.

Validation results for risk parameters used in our advanced IRBA

						Dec 31, 2012
		PD		LGD		EAD
	Count	EAD in %	Count	EAD in %	Count	EAD in %
Appropriate	104	91.4	100	89.8	40	79.5
Overly conservative	6	1.8	18	4.1	29	15.9
Progressive	16	6.8	11	6.1	5	4.6
Total	126	100.0	129	100.0	74	100.0
Thereof already recalibrated and introduced in 2012						
Overly conservative	1	0.1	17	3.5	24	15.3
Progressive	1	0.1	7	2.0	5	4.6
Total	2	0.2	24	5.5	29	19.9

Above table summarizes the outcome of the model validations for risk parameters PD, LGD and EAD used in our advanced IRBA including Postbank. Individual risk parameter settings are classified as appropriate if no recalibration was triggered by the validation and thus the application of the current parameter setting is continued since still sufficiently conservative. A parameter classifies as overly conservative or progressive if the validation triggers a recalibration leading to a decrease or increase of the setting, respectively. The breakdown for PD, LGD and EAD is presented in counts as well as in the relative EAD attached to the respective parameter as of December 31, 2012.

The validations largely confirm our PD parameter settings. PDs classified as progressive can be subdivided into a group of 15 parameters with comparably low exposure and one parameter from Postbank assigned to approximately 4 % of our total EAD, for which a recalibration is awaiting final approval from BaFin. Similarly, LGD parameter validations show largely appropriate settings. Progressive LGDs can be subdivided analogously to PDs with one parameter from Postbank assigned to approximately 4 % of our total EAD, for which a recalibration is awaiting final approval from BaFin. For our EAD parameters, excluding Postbank, an improved and extended validation and recalibration approach has been implemented after approval from BaFin now taking into account the exposure changes for each of the twelve months prior to default and not only one year prior to default. Moreover, the extended time series leads to less variance and thus more stable parameter settings. These two effects lead to a reduction of a large number of EAD parameter settings.

Out of the 85 risk parameters where a change was suggested by the conducted validation, 55 were already introduced in 2012. The remaining 30 parameter changes are intended to be implemented in 2013. Some of these parameter changes require pending approval from BaFin prior to introduction. In addition, 5 recalibrated LGD parameters were introduced in 2012 based on validation results in 2011.

In addition to the above, the comparison of regulatory expected loss ("EL") estimates with actual losses recorded also provides some insight into the predictive power of our parameter estimations and, therefore, EL calculations.

The EL used in this comparison is the forecast credit loss from counterparty defaults of our exposures over a one year period and is computed as the product of PD, LGD and EAD for performing exposures as of December 31 of the preceding year. The actual loss measure is defined by us as new provisions including recoveries on newly impaired exposures recorded in our financial statements through profit and loss during the respective reported years.

While we believe that this approach provides some insight, the comparison has limitations as the two measures are not directly comparable. In particular, the parameter LGD underlying the EL calculation represents the loss expectation until finalization of the workout period while the actual loss as defined above represents the accounting information recorded for one particular financial year. Furthermore, EL is a measure of expected credit losses for a snapshot of our credit exposure at a certain balance sheet date while the actual loss is recorded for a fluctuating credit portfolio over the course of a financial year, i.e., including losses in relation to new loans entered into during the year as well as offsetting releases of allowances for loan losses for loans considered impaired at time of EL determination.

According to the methodology described above, the following table provides a comparison of EL estimates for loans, commitments and contingent liabilities as of year-end 2011 till 2007, with actual losses recorded for the financial years 2012 till 2008, by regulatory exposure class for advanced IRBA exposures. Postbank is firstly reflected in the comparison of EL estimates as of year end 2010 with actual losses recorded for the financial year 2011.

Comparison of EL estimates for loans, commitments and contingent liabilities with actual losses recorded by regulatory exposure class

	Dec 31, 2011	2012	Dec 31, 2010	2011	Dec 31, 2009	2010	Dec 31, 2008	2009	Dec 31, 2007	2008
in € m.	Expected loss	Actual loss	Expected loss[1]	Actual loss[1]	Expected loss	Actual loss	Expected loss	Actual loss	Expected loss	Actual loss[2]
Central governments	1	–	2	–	2	–	2	–	2	–
Institutions	7	14	22	2	16	1	21	16	13	55
Corporates	445	393	449	363	471	358	591	1,665	320	251
Retail exposures secured by real estate property	294	337	222	359	118	101	120	140	127	125
Qualifying revolving retail exposures	23	17	2	30	2	5	2	7	2	4
Other retail exposures	418	348	390	301	301	282	311	315	226	223
Total expected loss and actual loss in the advanced IRBA	1,188	1,109	1,088	1,055	910	747	1,047	2,143	690	658

[1] The 2010 Expected Loss and 2011 Actual Loss figures have been restated to limit disclosure to Postbank's advanced IRBA exposure only.
[2] Losses related to assets reclassified into loans under IAS 39 amendments were excluded from the actual loss for 2008 since, as of December 31, 2007, the related assets were not within the scope of the corresponding expected loss calculation for loans.

The actual loss in 2012 was 7 % lower than the expected loss and was primarily driven by the lower level of provisions in our Other retail portfolios.

The increase in expected loss as of December 31, 2011 and as of December 31, 2010 in comparison to December 31, 2009 as well as the higher actual losses in 2012 and 2011 is primarily related to the inclusion of Postbank.

In 2010 the actual loss was 18 % below the expected loss as the actual loss and was positively influenced by lower provisions taken for assets reclassified in accordance with IAS 39.

The decrease of the expected loss for 2010 compared to the expected loss for 2009 reflected the slightly improved economic environment after the financial crisis.

In 2009 actual losses exceeded the expected loss by 104 % driven mainly by material charges taken against a small number of exposures, primarily concentrated in Leveraged Finance, as well as the further deteriorating credit conditions not reflected in the expected losses for our corporate exposures at the beginning of the year.

The following table provides a year-to-year comparison of the actual loss by regulatory exposure class. Postbank is firstly included in the reporting period 2011.

Year-to-year comparison of the actual loss by IRBA exposure class

in € m.	2012	2011	2010	2009	2008
Central governments	–	–	–	–	73
Institutions	14	2	1	16	55
Corporates	393	363	358	1,665	295
Retail exposures secured by real estate property	337	359	101	140	125
Qualifying revolving retail exposures	17	30	5	7	4
Other retail exposures	348	301	282	315	223
Total actual loss by IRBA in the advanced IRBA	1,109	1,055	747	2,143	775

Our actual loss increased by € 54 million or 5 % in 2012 compared to previous year. The drivers of this increase were primarily higher actual losses in the IRBA exposure classes Other retail exposures as well as Corporates excluding Postbank partly being offset by reduction throughout Postbank's advanced IRBA exposure classes.

New provisions established in 2011 were € 308 million higher compared to 2010 primarily due to the first time inclusion of Postbank in full year reporting.

New provisions established in 2010 were lower by € 1.4 billion compared to 2009, reflecting predominately significantly reduced provisions required for assets reclassified in accordance with IAS 39. Measures taken on portfolio and country level led to a reduction in the actual loss for our retail exposures in Spain and India, partially offset by increases in the consumer finance business in Poland. The observed decrease in actual loss were partially offset by provisions taken relating to the commercial banking activities acquired from ABN AMRO and Postbank.

The observed increase in actual loss of € 1.4 billion in 2009 compared to 2008 reflected the overall deterioration in credit conditions, predominantly on our exposure against corporates. Of this increase, 83 % was attributable to assets which had been reclassified in accordance with IAS 39, relating primarily to exposures in Leveraged Finance. Further provisions against corporate exposures were a result of deteriorating credit conditions, predominantly in Europe and the Americas. Increases recorded for our retail exposures reflected our strategy to invest in higher margin consumer finance business and were mainly a result of exacerbating economic crisis in Spain which adversely affected our mortgage loan and commercial finance portfolios there and by its consumer finance business in Poland and India.

Advanced IRBA Exposure

The advanced IRBA requires differentiating a bank's credit portfolio into various regulatory defined exposure classes, namely central governments, institutions, corporates and retail clients. We identify the relevant regulatory exposure class for each exposure by taking into account factors like customer-specific characteristics, the rating system used as well as certain materiality thresholds which are regulatory defined.

The tables below show all of our advanced IRBA exposures distributed on a rating scale and separately for each regulatory IRBA exposure class. The presentation also includes Postbank's retail portfolios as far as assigned to the advanced IRBA. The EAD is presented in conjunction with exposures-weighted average PD and LGD, the risk-weighted assets ("RWA") and the average risk weight ("RW") calculated as RWA divided by EAD net. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, as far as applicable outside of Postbank's retail exposures, is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

It should be noted that the EAD gross information for exposures covered by guarantees or credit derivatives is assigned to the exposure class of the original counterparty respectively whereas the EAD net information assigns the exposures to the protection seller. As a consequence the EAD net can be higher than the EAD gross.

The table below also includes our counterparty credit risk position from derivatives and securities financing transactions ("SFT") as far as it has been assigned to the advanced IRBA. For the vast majority of these exposures we make use of the IMM to derive the EAD where the appropriate netting and collateral agreements are already considered resulting in an EAD net of collateral.

EAD of Advanced IRBA Credit Exposures by PD Grade (including Postbank)

Dec 31, 2012

	iAAA – iAA 0.00 – 0.04 %	iA 0.04 – 0.11 %	iBBB 0.11 – 0.5 %	iBB 0.5 – 2.27 %	iB 2.27 – 10.22 %	iCCC 10.22 – 99.99 %	Default[1]	Total	Delta Total to previous year
Central Governments									
EAD gross in € m.	85,351	4,948	2,804	1,404	732	423	–	95,662	(14,939)
EAD net in € m.	93,599	6,227	2,533	583	207	50	–	103,199	(15,925)
Average PD in %	–	0.08	0.30	1.40	5.67	13.05	100.00	0.04	(0.13)ppt
Average LGD in %	49.24	39.44	42.77	11.04	42.70	48.91	5.00	48.26	0.75 ppt
Average RW in %	0.49	23.16	49.88	25.96	165.01	215.08	62.50	3.65	1.47 ppt
Institutions									
EAD gross in € m.	15,719	31,913	13,132	2,706	2,251	481	166	66,368	(17,969)
EAD net in € m.	16,636	32,136	11,890	2,356	2,191	481	166	65,856	(24,116)
Average PD in %	0.04	0.07	0.25	1.08	3.00	21.77	100.00	0.64	0.31 ppt
Average LGD in %	31.64	27.03	19.44	21.83	4.59	5.51	13.43	25.70	(0.32)ppt
Average RW in %	5.54	11.10	22.18	53.91	16.29	30.79	25.55	13.58	(0.56)ppt
Corporates									
EAD gross in € m.	76,225	65,701	66,759	50,632	21,795	5,753	7,598	294,463	(41,477)
EAD net in € m.	78,535	64,830	62,096	45,023	18,351	4,993	7,361	281,190	(40,521)
Average PD in %	0.03	0.07	0.24	1.17	4.70	23.56	100.00	3.61	0.12 ppt
Average LGD in %	32.63	34.72	30.90	24.84	22.79	16.78	28.19	30.44	1.09 ppt
Average RW in %	9.50	17.86	31.06	49.72	79.28	92.15	24.14	29.04	(2.24)ppt
Retail Exposures Secured by Real Estate Property									
EAD gross in € m.	2,766	9,976	45,086	67,241	12,762	5,432	2,680	145,943	10,613
EAD net in € m.	2,766	9,976	45,078	67,203	12,730	5,410	2,665	145,828	10,615
Average PD in %	0.03	0.08	0.29	1.05	4.70	21.24	100.00	3.58	(0.11)ppt
Average LGD in %	12.13	15.18	10.40	12.21	9.69	8.85	17.99	11.04	0.14 ppt
Average RW in %	1.36	4.88	5.72	16.50	31.73	53.92	14.53	13.89	0.00 ppt
Qualifying Revolving Retail Exposures									
EAD gross in € m.	176	1,012	1,863	1,080	292	91	35	4,550	(580)
EAD net in € m.	176	1,012	1,863	1,080	292	91	35	4,550	(580)
Average PD in %	0.04	0.08	0.24	1.04	4.77	19.86	100.00	1.98	0.10 ppt
Average LGD in %	44.30	45.49	45.67	44.63	47.92	48.20	48.33	47.12	(13.81)ppt
Average RW in %	1.26	2.46	6.03	18.44	59.70	140.05	7.33	16.22	(12.45)ppt
Other Retail Exposures									
EAD gross in € m.	257	1,436	6,920	12,256	6,477	2,310	2,792	32,448	1,546
EAD net in € m.	294	1,625	7,053	12,272	6,497	2,278	2,697	32,716	1,612
Average PD in %	0.03	0.08	0.30	1.15	4.83	19.96	100.00	11.13	3.91 ppt
Average LGD in %	41.61	46.82	43.50	44.91	49.81	46.43	48.51	45.81	0.05 ppt
Average RW in %	4.77	9.99	23.91	49.52	77.41	114.21	6.60	47.22	2.38 ppt
Total IRBA Exposures									
EAD gross in € m.	180,494	114,986	136,564	135,320	44,308	14,490	13,271	639,433	(62,805)
EAD net in € m.	192,006	115,806	130,514	128,517	40,267	13,304	12,924	633,338	(68,915)
Average PD in %	0.02	0.07	0.26	1.14	4.58	21.96	100.00	3.08	0.41 ppt
Average LGD in %	40.46	31.75	25.83	19.89	22.03	18.25	30.12	29.36	(0.51)ppt
Average RW in %	4.64	15.22	23.61	32.41	59.49	78.67	17.38	20.61	(0.85)ppt

[1] The relative low risk weights in the column "Default" reflect the fact that capital requirements for defaulted exposures are principally considered as a deduction from regulatory capital equal to the difference in expected loss and allowances.

Dec 31, 2011

	iAAA – iAA 0.00 – 0.04 %	iA 0.04 – 0.11 %	iBBB 0.11 – 0.5 %	iBB 0.5 – 2.27 %	iB 2.27 – 10.22 %	iCCC 10.22 – 99.99 %	Default[1]	Total
Central Governments								
EAD gross in € m.	102,638	2,712	2,280	1,669	759	380	163	110,601
EAD net in € m.	113,128	2,716	2,023	818	276	0	163	119,124
Average PD in %	0.00	0.07	0.27	1.37	5.28	21.82	100.00	0.17
Average LGD in %	48.01	42.12	46.68	11.14	35.45	50.00	5.00	47.51
Average RW in %	0.27	23.36	45.71	33.39	124.98	289.48	62.50	2.17
Institutions								
EAD gross in € m.	27,831	36,188	15,543	4,227	182	230	136	84,337
EAD net in € m.	29,482	43,156	13,539	3,287	148	224	136	89,972
Average PD in %	0.04	0.06	0.25	0.99	4.65	21.89	100.00	0.33
Average LGD in %	23.65	29.18	22.81	20.29	29.75	14.55	10.01	26.02
Average RW in %	7.10	11.75	26.28	48.34	98.72	84.20	61.08	14.15
Corporates								
EAD gross in € m.	98,278	69,659	74,786	50,666	24,246	10,784	7,519	335,939
EAD net in € m.	97,813	70,082	69,951	45,518	21,159	10,019	7,169	321,711
Average PD in %	0.03	0.07	0.24	1.14	4.65	23.14	100.00	3.49
Average LGD in %	26.79	35.86	31.83	26.35	25.94	14.25	26.58	29.35
Average RW in %	9.72	18.51	32.57	56.93	92.11	78.46	29.02	31.27
Retail Exposures Secured by Real Estate Property[2]								
EAD gross in € m.	12,114	13,125	33,803	57,341	11,743	4,463	2,740	135,329
EAD net in € m.	12,114	13,125	33,795	57,303	11,706	4,443	2,726	135,213
Average PD in %	0.03	0.08	0.28	1.06	4.64	20.66	100.00	3.69
Average LGD in %	11.43	11.47	10.81	11.89	10.56	11.08	14.00	11.18
Average RW in %	1.18	2.40	5.77	16.22	33.95	62.86	0.83	13.89
Qualifying Revolving Retail Exposures[2]								
EAD gross in € m.	277	1,285	1,863	1,175	383	92	53	5,129
EAD net in € m.	277	1,285	1,863	1,175	383	92	53	5,129
Average PD in %	0.03	0.09	0.27	1.15	4.79	15.17	100.00	1.89
Average LGD in %	40.27	62.76	62.20	61.73	60.52	59.95	42.37	60.94
Average RW in %	1.10	3.73	8.94	27.42	74.83	139.51	6.95	28.67
Other Retail Exposures[2]								
EAD gross in € m.	384	1,480	7,974	12,026	5,417	2,160	1,462	30,902
EAD net in € m.	408	1,545	8,128	12,051	5,481	2,118	1,373	31,104
Average PD in %	0.03	0.08	0.29	1.13	4.61	21.75	100.00	7.23
Average LGD in %	39.51	41.39	50.40	45.98	47.44	36.78	49.74	45.77
Average RW in %	4.71	9.58	27.24	50.12	73.03	86.19	2.32	44.84
Total IRBA Exposures[2]								
EAD gross in € m.	241,523	124,448	136,249	127,104	42,731	18,109	12,074	702,238
EAD net in € m.	253,222	131,909	129,299	120,151	39,153	16,898	11,621	702,253
Average PD in %	0.02	0.07	0.25	1.13	4.62	22.33	100.00	2.67
Average LGD in %	36.02	32.61	27.73	21.63	24.42	16.34	26.79	29.86
Average RW in %	4.88	15.31	26.00	37.99	71.51	75.48	23.90	21.46

[1] The relative low risk weights in the column "Default" reflect the fact that capital requirements for defaulted exposures are principally considered as a deduction from regulatory capital equal to the difference in expected loss and allowances.
[2] The 2011 amounts for the retail exposure classes have been adjusted in order to reflect predominantly the integration of the Postbank retail IRBA exposures which were disclosed separately in prior year.

The decrease in the segments corporate and institutes are largely driven by exposure decrease in derivative and security financing transactions as a result of our portfolio de-risking activities. The decrease in the central governments segment is primarily due to reduction in interest earning deposits with central banks.

The tables below show our advanced IRBA exposures excluding counterparty credit risk exposures from derivatives and SFT for central governments, institutions and corporates, distributed on our internal rating scale, showing also the PD range for each grade. Our internal ratings correspond to the respective external Standard & Poor's rating equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and LGD, the RWA and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, as far as applicable to exposures outside of Postbank is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

EAD net for Advanced IRBA non-retail Credit Exposures by PD Grade with Central Governments (excluding derivatives and SFTs)

in € m.
(unless stated otherwise)

						Dec 31, 2012
Internal rating	PD range in %	EAD net	Average PD in %	Average LGD in %	RWA	Average RW in %
iAAA	> 0.00 ≤ 0.01	88,889	0.00	49.65	181	0.20
iAA+	> 0.01 ≤ 0.02	627	0.02	30.00	28	4.53
iAA	> 0.02 ≤ 0.03	221	0.03	30.47	14	6.49
iAA-	> 0.03 ≤ 0.04	81	0.04	30.20	11	13.36
iA+	> 0.04 ≤ 0.05	345	0.05	49.51	49	14.32
iA	> 0.05 ≤ 0.07	1,413	0.07	49.53	448	31.71
iA-	> 0.07 ≤ 0.11	1,783	0.09	48.79	582	32.65
iBBB+	> 0.11 ≤ 0.18	308	0.14	47.94	61	19.66
iBBB	> 0.18 ≤ 0.30	616	0.23	37.91	241	39.16
iBBB-	> 0.30 ≤ 0.50	1,048	0.39	48.72	589	56.23
iBB+	> 0.50 ≤ 0.83	24	0.64	44.10	24	100.70
iBB	> 0.83 ≤ 1.37	100	1.07	11.89	26	25.93
iBB-	> 1.37 ≤ 2.27	343	1.76	1.48	15	4.40
iB+	> 2.27 ≤ 3.75	42	2.92	45.08	57	133.24
iB	> 3.75 ≤ 6.19	78	4.82	39.01	127	163.31
iB-	> 6.19 ≤ 10.22	42	7.95	41.84	67	159.36
iCCC+	> 10.22 ≤ 16.87	48	13.00	49.08	103	214.37
iCCC	> 16.87 ≤ 27.84	0	22.00	11.38	0	70.77
iCCC-	> 27.84 ≤ 99.99	0	31.00	3.30	0	503.75
Default	100.00	–	100.00	5.00	–	62.50
Total	–	96,008	0.03	49.13	2,624	2.73

EAD net for Advanced IRBA non-retail Credit Exposures by PD Grade with Institutions (excluding derivatives and SFTs)

in € m. (unless stated otherwise)						Dec 31, 2012
Internal rating	PD range in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %
iAAA	> 0.00 ≤ 0.01	806	0.02	45.55	62	7.74
iAA+	> 0.01 ≤ 0.02	187	0.03	36.23	21	10.99
iAA	> 0.02 ≤ 0.03	2,836	0.03	41.91	131	4.62
iAA-	> 0.03 ≤ 0.04	3,961	0.04	38.79	278	7.03
iA+	> 0.04 ≤ 0.05	3,277	0.05	41.19	420	12.81
iA	> 0.05 ≤ 0.07	5,013	0.07	36.60	635	12.67
iA-	> 0.07 ≤ 0.11	3,486	0.09	33.68	534	15.32
iBBB+	> 0.11 ≤ 0.18	750	0.14	29.67	178	23.76
iBBB	> 0.18 ≤ 0.30	645	0.23	25.74	195	30.24
iBBB-	> 0.30 ≤ 0.50	3,052	0.39	27.33	1,060	34.72
iBB+	> 0.50 ≤ 0.83	505	0.64	17.29	138	27.22
iBB	> 0.83 ≤ 1.37	1,115	1.07	13.89	382	34.26
iBB-	> 1.37 ≤ 2.27	113	1.76	19.78	46	40.89
iB+	> 2.27 ≤ 3.75	2,071	2.92	4.31	319	15.40
iB	> 3.75 ≤ 6.19	29	4.80	7.02	7	22.54
iB-	> 6.19 ≤ 10.22	17	7.95	5.61	4	24.13
iCCC+	> 10.22 ≤ 16.87	11	13.00	14.84	8	67.92
iCCC	> 16.87 ≤ 27.84	217	22.00	5.72	65	30.02
iCCC-	> 27.84 ≤ 99.99	0	31.00	20.44	0	121.97
Default	100.00	148	100.00	14.98	42	28.45
Total	–	28,241	1.07	32.34	4,525	16.02

[1] Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Institutions and Corporates exposure subject to a PD floor of 3 basis points.

EAD net for Advanced IRBA non-retail Credit Exposures by PD Grade with Corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)						Dec 31, 2012
Internal rating	PD range in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %
iAAA	> 0.00 ≤ 0.01	6,209	0.03	21.99	332	5.35
iAA+	> 0.01 ≤ 0.02	4,018	0.03	31.40	290	7.23
iAA	> 0.02 ≤ 0.03	6,406	0.03	19.20	333	5.19
iAA-	> 0.03 ≤ 0.04	12,073	0.04	27.36	939	7.78
iA+	> 0.04 ≤ 0.05	12,553	0.05	30.89	1,543	12.29
iA	> 0.05 ≤ 0.07	14,201	0.07	30.99	2,152	15.16
iA-	> 0.07 ≤ 0.11	20,571	0.09	37.20	4,503	21.89
iBBB+	> 0.11 ≤ 0.18	18,108	0.14	32.92	4,676	25.82
iBBB	> 0.18 ≤ 0.30	19,811	0.23	27.15	5,121	25.85
iBBB-	> 0.30 ≤ 0.50	13,699	0.39	29.28	4,939	36.06
iBB+	> 0.50 ≤ 0.83	10,284	0.64	28.43	4,966	48.29
iBB	> 0.83 ≤ 1.37	10,388	1.07	24.13	5,331	51.32
iBB-	> 1.37 ≤ 2.27	13,386	1.76	23.01	6,191	46.25
iB+	> 2.27 ≤ 3.75	6,154	2.92	20.14	3,743	60.83
iB	> 3.75 ≤ 6.19	5,305	4.82	19.46	3,673	69.23
iB-	> 6.19 ≤ 10.22	3,362	7.95	19.71	2,731	81.26
iCCC+	> 10.22 ≤ 16.87	1,485	13.00	16.16	1,210	81.47
iCCC	> 16.87 ≤ 27.84	682	22.00	24.09	972	142.56
iCCC-	> 27.84 ≤ 99.99	1,612	31.00	6.88	637	39.53
Default	100.00	7,141	100.00	28.73	1,664	23.30
Total	–	187,450	4.94	27.98	55,958	29.85

[1] Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Institutions and Corporates exposure subject to a PD floor of 3 basis points.

The majority of these exposures in all exposure classes is assigned to investment-grade customers. The exposures in the lower rating classes are largely collateralized.

The table below shows our undrawn commitment exposure treated within the advanced IRBA, including the respective retail portfolios from Postbank. It is broken down by regulatory exposure class and also provides the corresponding exposure-weighted credit conversion factors and resulting EADs.

Undrawn commitment exposure within the advanced IRBA by regulatory exposure class (including Postbank)

	Dec 31, 2012			Dec 31, 2011		
	Undrawn commitments in € m.	Weighted Credit Conversion Factor (CCF) in %	Exposure value for undrawn commitments (EAD) in € m.	Undrawn commitments in € m.	Weighted Credit Conversion Factor (CCF) in %	Exposure value for undrawn commitments (EAD) in € m.
Central governments	847	84	712	802	90	720
Institutions	1,885	51	955	1,575	44	700
Corporates	135,850	40	53,868	133,928	43	57,452
Retail exposures secured by real estate property[1]	6,755	77	5,210	5,415	82	4,421
Qualifying revolving retail exposures[1]	5,726	66	3,799	5,858	73	4,270
Other retail exposures[1]	7,357	52	3,830	7,716	57	4,416
Total EAD of undrawn commitments in the advanced IRBA[1]	158,420	43	68,375	155,295	46	71,979

1 The 2011 amounts for the retail exposure classes have been adjusted in order to reflect predominantly the integration of the Postbank retail IRBA exposures which were disclosed separately in prior year.

The sub-class "Qualifying revolving retail exposure" in the above table mainly represents overdrafts or personal loans to individuals for our exposure excluding Postbank and overdrafts to business clients for Postbank exposure. Postbank's overdrafts to private client exposure are treated under the standardized approach. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

A year on year comparison provides a stable view on exposure values.

Foundation Internal Ratings Based Approach

We apply the foundation IRBA for the majority of our foundation IRBA eligible credit portfolios at Postbank. The foundation IRBA is an approach available under the regulatory framework for credit risk allowing institutions to make use of their internal rating methodologies while using pre-defined regulatory values for all other risk parameters. Parameters subject to internal estimates include the probability of default ("PD") while the loss given default ("LGD") and the credit conversion factor ("CCF") are defined in the regulatory framework.

For the exposure classes central governments, institutions and corporates respective foundation IRBA rating systems have been developed. A probability of default is assigned to each relevant counterparty credit exposure as a function of a transparent and consistent rating master scale. The borrower ratings assigned are derived on the grounds of internally developed rating models which specify consistent and distinct customer-relevant criteria and assign a rating grade based on a specific set of criteria as given for a certain customer. The set of criteria is generated from information sets relevant for the respective customer segments like general customer behavior, financial and external data. The methods in use are based on statistical analyses and for specific portfolio segments amended by expert-based assessments while taking into account the relevant available quantitative and qualitative information. The rating systems consider external long-term ratings from the major rating agencies (i.e., Standard & Poor's, Moody's and Fitch Ratings).

For the foundation IRBA a default definition is applied in accordance with the requirements of Section 125 SolvV as confirmed by the BaFin as part of its IRBA approval process.

We regularly validate our rating methodologies and credit risk parameters at Postbank. Whereas the rating methodology validation focuses on the discriminatory power of the models, the risk parameter validation for PD analyzes its predictive power when compared against historical default experiences.

For the seven foundation IRBA relevant rating systems of Postbank, four were validated as appropriate and three were validated as progressive. The PD level for two rating systems was already adjusted in 2012 and the amended PD level of the remaining rating system is scheduled for 2013.

For derivative counterparty exposure treated under the foundation IRBA the current exposure method is applied. The current exposure method calculates the exposure at default as the sum of the positive fair value of derivative transactions and the respective regulatory add-on.

Foundation IRBA Exposure

Within the Postbank portfolios we assign our exposures to the relevant regulatory exposure class by taking into account factors like customer-specific characteristics and the rating system used. The following tables also consider Postbank's counterparty credit risk position resulting from derivatives and SFTs as far as they are assigned to the foundation IRBA.

The table presents the EAD in conjunction with exposures-weighted average risk weights ("RW") including the counterparty credit risk position from derivatives and securities financing transactions (SFT). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. EAD gross information for exposures covered by guarantees or credit derivatives are assigned to the exposure class of the original counterparty whereas the EAD net information assigns the exposure to the protection seller.

Foundation IRBA exposures for each regulatory IRBA exposure class by rating scale

						Dec 31, 2012
	iAAA to iAA 0.000 – 0.045 %	iA 0.045 – 0.125 %	iBBB 0.125 – 0.475 %	iBB to iCCC > 0.475 %	Default	Total
Central Governments						
EAD gross in € m.	–	78	23	–	–	101
EAD net in € m.	–	89	23	–	–	112
thereof: undrawn commitments	–	–	–	–	–	–
Average RW in %	–	22.06	64.85	–	–	30.80
Institutions						
EAD gross in € m.	1,611	14,701	6,000	226	56	22,594
EAD net in € m.	1,611	14,777	6,000	214	56	22,658
thereof: undrawn commitments	–	–	5	–	–	5
Average RW in %	14.37	10.94	20.50	35.43	–	13.92
Corporates						
EAD gross in € m.	50	1,589	6,817	3,234	552	12,242
EAD net in € m.	50	1,646	6,614	3,074	552	11,936
thereof: undrawn commitments	–	233	1,336	375	10	1,954
Average RW in %	16.10	30.58	53.43	107.43	–	61.56
Total						
EAD gross in € m.	1,661	16,368	12,840	3,460	608	34,937
EAD net in € m.	1,661	16,512	12,637	3,288	608	34,706
thereof: undrawn commitments	–	233	1,341	375	10	1,959
Average RW in %	14.42	12.96	37.81	102.75	–	30.36

	iAAA to iAA 0.000 – 0.045 %	iA 0.045 – 0.125 %	iBBB 0.125 – 0.475 %	iBB to iCCC > 0.475 %	Default	Dec 31, 2011 Total
Central Governments						
EAD gross in € m.	80	–	46	–	571	697
EAD net in € m.	80	–	46	–	571	697
thereof: undrawn commitments	1	–	–	–	–	1
Average RW in %	18.75	–	47.83	–	–	5.31
Institutions						
EAD gross in € m.	1,052	18,226	9,860	144	110	29,392
EAD net in € m.	1,064	18,390	9,737	144	110	29,445
thereof: undrawn commitments	–	–	7	–	–	7
Average RW in %	11.18	11.67	16.94	88.89	–	13.73
Corporates						
EAD gross in € m.	439	2,352	7,763	2,552	802	13,908
EAD net in € m.	439	2,239	7,529	2,089	802	13,098
thereof: undrawn commitments	40	386	1,524	203	28	2,181
Average RW in %	12.98	29.34	52.90	114.60	–	54.14
Total						
EAD gross in € m.	1,571	20,578	17,669	2,696	1,483	43,997
EAD net in € m.	1,583	20,629	17,312	2,233	1,483	43,240
thereof: undrawn commitments	41	386	1,531	203	28	2,189
Average RW in %	12.07	13.59	32.66	112.90	–	25.83

The tables below show our foundation IRBA exposures excluding counterparty credit risk exposures from derivatives and SFT for central governments, institutions and corporates, distributed on our internal rating scale, showing also the PD range for each grade. The internal ratings correspond to the respective external Standard & Poors rating equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

EAD net for Foundation IRBA Credit Exposures by PD Grade for Central Governments

in € m. (unless stated otherwise) — Dec 31, 2012

Internal rating	PD range in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	> 0.00 ≤ 0.01	–	–	–	–
iAA+	> 0.01 ≤ 0.02	–	–	–	–
iAA	> 0.02 ≤ 0.03	–	–	–	–
iAA-	> 0.03 ≤ 0.04	–	–	–	–
iA+	> 0.04 ≤ 0.05	–	–	–	–
iA	> 0.05 ≤ 0.07	89	0.06	20	22.06
iA-	> 0.07 ≤ 0.11	–	–	–	–
iBBB+	> 0.11 ≤ 0.18	–	–	–	–
iBBB	> 0.18 ≤ 0.30	–	–	–	–
iBBB-	> 0.30 ≤ 0.50	23	0.38	15	64.85
iBB+	> 0.50 ≤ 0.83	–	–	–	–
iBB	> 0.83 ≤ 1.37	–	–	–	–
iBB-	> 1.37 ≤ 2.27	–	–	–	–
iB+	> 2.27 ≤ 3.75	–	–	–	–
iB	> 3.75 ≤ 6.19	–	–	–	–
iB-	> 6.19 ≤ 10.22	–	–	–	–
iCCC+	> 10.22 ≤ 16.87	–	–	–	–
iCCC	> 16.87 ≤ 27.84	–	–	–	–
iCCC-	> 27.84 ≤ 99.99	–	–	–	–
Default	100.00	–	–	–	–
Total	–	112	0.13	35	30.80

EAD net for Foundation IRBA Credit Exposures by PD Grade for Institutions (excluding derivative positions and SFTs)

in € m. (unless stated otherwise) — Dec 31, 2012

Internal rating	PD range in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	>0.00 ≤ 0.01	–	–	–	–
iAA+	> 0.01 ≤ 0.02	–	–	–	–
iAA	> 0.02 ≤ 0.03	917	0.03	140	15.31
iAA-	> 0.03 ≤ 0.04	447	0.04	81	18.21
iA+	> 0.04 ≤ 0.05	–	–	–	–
iA	> 0.05 ≤ 0.07	895	0.06	169	18.95
iA-	> 0.07 ≤ 0.11	6,489	0.09	1,044	16.09
iBBB+	> 0.11 ≤ 0.18	2,452	0.15	529	21.57
iBBB	> 0.18 ≤ 0.30	3,029	0.23	609	20.09
iBBB-	> 0.30 ≤ 0.50	186	0.38	52	27.98
iBB+	> 0.50 ≤ 0.83	200	0.69	60	30.10
iBB	> 0.83 ≤ 1.37	–	–	–	–
iBB-	> 1.37 ≤ 2.27	9	2.06	11	122.67
iB+	> 2.27 ≤ 3.75	–	–	–	–
iB	> 3.75 ≤ 6.19	–	–	–	–
iB-	> 6.19 ≤ 10.22	–	–	–	–
iCCC+	> 10.22 ≤ 16.87	–	–	–	–
iCCC	> 16.87 ≤ 27.84	6	18.00	5	82.11
iCCC-	> 27.84 ≤ 99.99	–	–	–	–
Default	100.00	56	100.00	–	–
Total	–	14,686	0.52	2,700	18.38

EAD net for Foundation IRBA Credit Exposures by PD Grade for Corporates (excluding derivative positions and SFTs)

in € m. (unless stated otherwise) — Dec 31, 2012

Internal rating	PD range in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	> 0.00 ≤ 0.01	–	–	–	–
iAA+	> 0.01 ≤ 0.02	–	–	–	–
iAA	> 0.02 ≤ 0.03	37	0.03	6	15.31
iAA-	> 0.03 ≤ 0.04	13	0.04	2	18.44
iA+	> 0.04 ≤ 0.05	–	–	–	–
iA	> 0.05 ≤ 0.07	225	0.06	50	22.12
iA-	> 0.07 ≤ 0.11	1,341	0.10	427	31.86
iBBB+	> 0.11 ≤ 0.18	1,194	0.15	469	39.30
iBBB	> 0.18 ≤ 0.30	2,938	0.23	1,481	50.41
iBBB-	> 0.30 ≤ 0.50	2,226	0.38	1,447	64.99
iBB+	> 0.50 ≤ 0.83	1,796	0.69	1,536	85.53
iBB	> 0.83 ≤ 1.37	634	1.23	663	104.64
iBB-	> 1.37 ≤ 2.27	291	2.06	357	122.63
iB+	> 2.27 ≤ 3.75	–	–	–	–
iB	> 3.75 ≤ 6.19	77	3.78	115	149.52
iB-	> 6.19 ≤ 10.22	45	7.26	78	174.28
iCCC+	> 10.22 ≤ 16.87	10	12.76	19	198.09
iCCC	> 16.87 ≤ 27.84	160	18.00	452	282.66
iCCC-	> 27.84 ≤ 99.99	–	–	–	–
Default	100.00	551	100.00	–	–
Total	–	11,538	5.48	7,102	61.55

Other IRBA Exposure

As an IRBA institution, we are required to treat equity investments, collective investment undertakings ("CIU") and other non-credit obligation assets generally within the IRBA. For these exposure types typically regulatory-defined IRBA risk weights are applied.

We use the simple risk-weight approach according to Section 98 SolvV for our investments in equity positions entered into since January 1, 2008. It distinguishes between exposure in equities which are non-exchange traded but sufficiently diversified, exchange-traded and other non-exchange-traded and then uses the regulatory-defined risk weights of 190 %, 290 % or 370 %, respectively.

For certain CIU exposures we apply the "look through"-treatment which constitutes a decomposition of the CIU into its underlying investments. If such decomposition is performed the underlying investment components are assigned to their respective exposure class – either within the IRBA or standardized approaches – as if they were directly held. A sub-portion of our CIU exposures resulting from Postbank is covered within the standardized approach by applying risk weights provided by third parties in line with Section 83 (5) SolvV. More details on Postbank's CIU exposures covered in the standardized approach are provided in Section "Standardized Approach". For the remaining collective investment undertakings the simple risk weight of 370 % is applied and assigned to the exposure class "equity investments".

Exposures which are assigned to the exposure class "other non-credit obligation assets" receive an IRBA risk weight of 0 % in case of cash positions or 100 %.

The following table summarizes on an EAD basis our IRBA exposure for equities, CIUs and other non-credit obligation assets, where regulatory risk weights are applied. Credit risk mitigation techniques have not been applied. The decreases mainly result from pension assets, which are reported under the standardized approach following a change in the methodology applied, as well as asset disposals.

EAD of equity investments, CIUs and other non-credit obligation assets by risk weight

in € m.	Dec 31, 2012	Dec 31, 2011
0 %	2,182	1,912
100 %	6,180	7,366
190 %	109	210
290 %	218	350
370 %	1,248	2,186
1250 %[1]	–	794
Total EAD of equity investments, CIUs and other non-credit obligation assets	9,936	12,818

[1] Decrease results from method change being applied to pension assets.

The table below summarizes on an EAD basis our IRBA exposure for specialized lending. The exposures comprise commercial loans for residential construction, loans to property developers, operator models, real estate and equipment leasing, real estate located outside Germany, and private mortgage loans financing the construction of properties with more than ten residential units as well as project finance exposures. For the calculation of minimum capital requirements regulatory risk weights are applied where potential risk mitigating factors are already considered in the assignment of a risk weight to a specific structure. Additional credit risk mitigation techniques have not been applied.

The increase primarily relates to Deutsche Bank positions formerly being calculated under the Standardized Approach.

Other IRBA exposure for specialized lending by risk weight

in € m.	Dec 31, 2012	Dec 31, 2011
Risk weight category 1 (strong)	14,008	12,328
Risk weight category 2 (good)	1,443	1,033
Risk weight category 3 (satisfactory)	477	811
Risk weight category 4 (weak)	177	329
Risk weight category 5 (defaulted)	1,568	1,960
Total EAD of specialized lending	17,673	16,461

Standardized Approach

We treat a subset of our credit risk exposures within the standardized approach. The standardized approach measures credit risk either pursuant to fixed risk weights, which are predefined by the regulator, or through the application of external ratings.

We assign certain credit exposures permanently to the standardized approach in accordance with Section 70 SolvV. These are predominantly exposures to the Federal Republic of Germany and other German public sector entities as well as exposures to central governments of other European Member States that meet the required conditions. These exposures make up more than half of the exposures carried in the standardized approach and receive predominantly a risk weight of zero percent. For internal purposes, however, these exposures are assessed via an internal credit assessment and fully integrated in the risk management and economic capital processes.

In line with Section 66 SolvV, we assign further – generally IRBA eligible – exposures permanently to the standardized approach. This population comprises several small-sized portfolios, which are considered to be immaterial on a stand-alone basis for inclusion in the IRBA.

Other credit exposures which are small in size are temporarily assigned to the standardized approach and we plan to transfer them to the IRBA over time. The prioritization and the corresponding transition plan is discussed and agreed with the competent authorities, the BaFin and the Bundesbank.

Equity positions entered into before January 1, 2008 are subject to the transitional arrangement to exempt them from the IRBA and a risk weight of 100 % is applied according to the standardized approach treatment.

In order to calculate the regulatory capital requirements under the standardized approach, we use eligible external ratings from Standard & Poor's, Moody's, Fitch Ratings and in some cases from DBRS. DBRS ratings are applied in the standardized approach for a small number of exposures since 2009. Ratings are applied to all relevant exposure classes in the standardized approach. If more than one rating is available for a specific counterparty, the selection criteria as set out in Section 44 SolvV are applied in order to determine the relevant risk weight for the capital calculation. Moreover, given the low volume of exposures covered under the standardized approach and the high percentage of (externally rated) central government exposures therein, we do not infer borrower ratings from issuer ratings.

Our exposure values in the standardized approach by risk weight is shown before and after credit risk mitigation obtained in the form of eligible financial collateral, guarantees and credit derivatives excluding Postbank's CIU exposures assigned to the standardized approach which are displayed in the table "EAD of CIUs of Postbank in the Standardized Approach by Risk Weight" thereafter, and excluding exposure subject to settlement risk.

The overall decrease is mainly driven by reductions in central banks related exposures as well as due to changes in model approvals partially offset by inclusion of our pension assets which formally have been calculated under the advanced IRBA.

Exposure values in the standardized approach by risk weight

	Dec 31, 2012		Dec 31, 2011	
in € m.	Before credit risk mitigation	After credit risk mitigation	Before credit risk mitigation	After credit risk mitigation
0 %	100,714	103,605	115,572	118,762
5 %	–	–	–	–
10 %	46	46	983	983
20 %	2,002	2,278	2,509	4,265
22 %	–	–	–	–
35 %	2,616	2,608	4,059	4,046
50 %	4,219	4,308	5,242	5,388
55 %	1,018	1,018	–	–
75 %	30,450	25,125	17,897	14,705
100 %	31,187	21,419	41,009	25,680
110 %	–	–	–	–
150 %	1,055	999	1,411	1,401
Total EAD in the standardized approach	173,307	161,406	188,683	175,230

EAD of CIUs of Postbank in the standardized approach by Risk Weight

in € m.	Dec 31, 2012	Dec 31, 2011
Bonds in CIUs		
0 %	–	80
11 %	–	87
22 %	312	234
55 %	432	416
110 %	596	747
200 %	65	7
300 %	393	512
EAD for bonds in CIUs	1,798	2,083
CIUs with risk weight calculated by third parties		
< 22 %	594	621
> 22 % < 110 %	189	–
> 110 %	18	–
EAD for CIUs with risk weight calculated by third parties	801	621
Total EAD for CIUs in the standardized approach	2,599	2,704

The table above comprises bonds in the form of collective investment undertakings assigned to the standardized approach based on a "look through"-treatment as well as the exposure values for collective investment undertakings with risk weights calculated by third parties in the standardized approach by risk weight. Credit risk mitigation techniques have not been applied.

Regulatory Application of Credit Risk Mitigation Techniques

Risk-weighted assets and regulatory capital requirements can be managed actively by credit risk mitigation techniques. As a prerequisite for recognition in regulatory calculations, we must adhere to certain minimum requirements as stipulated in the SolvV regarding collateral management, monitoring processes and legal enforceability.

The range of collateral being eligible for regulatory recognition is dependent predominantly on the regulatory capital calculation method used for a specific risk position. The principle is that a higher degree of sophistication with regard to the underlying methodology generally leads to a wider range of admissible collateral and options to recognize protection via guarantees and credit derivatives. However, also the minimum requirements to be adhered to and the mechanism available to reflect the risk mitigation benefits are predominantly a function of the regulatory calculation method applied.

The advanced IRBA generally accepts all types of financial collateral, as well as real estate, collateral assignments and other physical collateral. In our application of the advanced IRBA, there is basically no limitation to the range of accepted collateral as long as we can demonstrate to the competent authorities that reliable estimates of the collateral values can be generated and that basic requirements are fulfilled.

The same principle holds true for taking benefits from guarantee and credit derivative arrangements. Within the advanced IRBA, again there are generally no limitations with regard to the range of eligible collateral providers as long as some basic minimum requirements are met. However, collateral providers' credit quality and other relevant factors are incorporated through our internal models.

In our advanced IRBA calculations financial and other collateral is generally considered through an adjustment to the applicable LGD as the input parameter for determining the risk weight. For recognizing protection from guarantees and credit derivatives, generally a PD substitution approach is applied, i.e., within the advanced IRBA risk-weight calculation the PD of the borrower is replaced by the protection seller's or guarantor's PD. However, for certain guaranteed exposures and certain protection providers the so-called double default treatment is applicable. The double default effect implies that for a guaranteed exposure a loss only occurs if the originator and the guarantor fail to meet their obligations at the same time.

Advanced IRBA exposure values before and after credit risk mitigation

	Dec 31, 2012				Dec 31, 2011			
in € m.	Total EAD	Eligible advanced IRBA collateral	Guarantees and credit derivatives	Total EAD collateralized[1]	Total EAD	Eligible advanced IRBA collateral	Guarantees and credit derivatives	Total EAD collateralized[1]
Central governments	95,662	1,742	2,037	3,779	110,601	4,611	1,977	6,588
Institutions	66,368	21,677	3,639	25,316	84,337	22,212	4,190	26,402
Corporates	294,463[2]	79,870	31,045	110,915	335,939[2]	112,101	36,443	148,543
Retail	182,940	128,839[3]	709	129,548	171,361	118,618[3]	682	119,300
Total	639,433	232,128	37,431	269,558	702,238	257,541	43,292	300,833

[1] Excludes collateralization which is reflected in the EPE measure.
[2] Includes exposure subject to dilution risk of € 793 million per end 2012 and € 1.1 billion per year end 2011.
[3] Due to changes in methodology collateral values from BHW are now included in the segment retail which are € 25.4 billion per year 2012 and € 25.3 billion per year end 2011.

The foundation IRBA sets stricter limitations with regard to the eligibility of credit risk mitigation compared to the advanced IRBA but allows for consideration of financial collateral, guarantees and credit derivates as well as other foundation IRBA-eligible collateral like mortgages and security assignments.

The financial collateral recognised in the foundation IRBA essentially comprises cash, bonds and other securities related to repo lending.

Collateralized counterparty credit risk exposure in the Foundation IRBA by exposure class

	Dec 31,2012				
in € m.	Total EAD	Financial collateral	Other collateral	Guarantees and credit derivatives	Total EAD collateralized
Central governments	101	–	–	–	–
Institutions	22,594	6,919	–	62	6,981
Corporates	12,242	–	–	511	511
Total	34,937	6,919	–	573	7,492

	Dec 31,2011				
in € m.	Total EAD	Financial collateral	Other collateral	Guarantees and credit derivatives	Total EAD collateralized
Central governments	697	–	–	–	–
Institutions	29,392	9,983	–	221	10,204
Corporates	13,908	–	–	835	835
Total	43,997	9,983	–	1,056	11,039

In the standardized approach, collateral recognition is limited to eligible financial collateral, such as cash, gold bullion, certain debt securities, equities and CIUs, in many cases only with their volatility-adjusted collateral value. In its general structure, the standardized approach provides a preferred (lower) risk-weight for "claims secured by real estate property". Given this preferred risk-weight real estate is not considered a collateral item under the standardized approach. Further limitations must be considered with regard to eligible guarantee and credit derivative providers.

In order to reflect risk mitigation techniques in the calculation of capital requirements we apply the financial collateral comprehensive method since the higher sophistication of that method allows a broader range of eligible collateral. Within this approach, financial collateral is reflected through a reduction in the exposure value of the respective risk position, while protection taken in the form of guarantees and credit derivatives is considered by means of a substitution, i.e., the borrower's risk weight is replaced by the risk weight of the protection provider.

Exposure values in the standardized approach by exposure class

	Dec 31,2012				Dec 31,2011			
in € m.	Total EAD	Financial collateral	Guarantees and credit derivatives	Total EAD collateralized	Total EAD	Financial collateral	Guarantees and credit derivatives	Total EAD collateralized
Central governments	75,051	55	1,811	1,866	93,867	246	2	248
Regional governments and local authorities	19,253	0	122	122	18,340	60	–	60
Other public sector entities	3,219	4	565	569	2,607	534	–	534
Multilateral development banks	578	–	–	–	270	–	–	–
International organizations	411	–	–	–	249	–	–	–
Institutions	4,480	123	104	227	3,967	365	106	471
Covered bonds issued by credit institutions	52	–	–	–	983	–	–	–
Corporates	27,454	7,770	134	7,904	34,131	9,801	1,253	11,054
Retail	12,341	1,852	–	1,852	17,899	1,302	1,892	3,194
Claims secured by real estate property	6,253	15	–	15	7,540	22	–	22
Collective investment undertakings[1]	2,599	–	–	–	2,704	–	–	–
Equity investments	3,517	–	–	–	7,163	3,641	–	3,641
Other items	19,390	–	–	–	99	–	–	–
Past due items	1,325	15	–	15	1,569	13	5	17
Total	175,923	9,834	2,736	12,570	191,387	15,984	3,258	19,241

[1] Includes Postbank's CIU exposures assigned to the standardized approach.

The decreases in EAD are primarily driven by exposure decreases in overnight loans for central banks in the segment central governments and by decreases in derivative exposure in the segment corporates. The predominant part of the EAD in the segment retail is shifted to advanced IRBA due to newly approved IRBA rating systems.

Securitization

The following section on Securitization, ending on page 134, presents specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section is labeled unaudited. Quantitative information presented follows the regulatory scope of consolidation.

Overview of our Securitization Activities

We engage in various business activities that use securitization structures. The main purposes of this are to provide clients with access to risk and returns related to specific portfolios of assets, to provide clients with access to funding and to manage our credit risk exposure.

A participant in the securitization market can typically adopt three different roles: as originator, sponsor or investor. An originator is an institution which is involved, either itself or through its related entities, directly or indirectly, in the origination or purchase of the securitized exposures. In a sponsorship role, an institution establishes and manages an asset-backed commercial paper program ("ABCP") or other securitization transaction, but has neither originated nor taken the purchased assets on its balance sheet. All other securitization positions entered into by us are assumed in the capacity as an investor. In order to achieve our business objectives we act in all three roles on the securitization markets.

Banking Book Securitizations

As an originator, we use securitizations primarily as a strategy to reduce credit risk, mainly through the Credit Portfolio Strategies Group ("CPSG"). It uses, among other means, synthetic securitizations to manage the credit risk of loans and lending-related commitments of the international investment-grade portfolio, leveraged portfolio, and the medium-sized German companies' portfolio within the CB&S corporate division. The credit risk is predominantly transferred to counterparties through synthetic collateralized loan obligations mainly in the form of financial guarantees and, to a lesser extent, as credit derivatives providing first loss protection.

The overall volume of credit risk transfer as originator showed a moderate reduction for PBC during 2012, and decreased more significantly for GTB and CB&S. This resulted mainly from the termination and regulatory derecognition of credit risk coverage on European assets related to small and medium entities ("SME") and European and American assets related to large entities and institutions. On the other hand, the Global Markets business division of CB&S entered into two new synthetic re-securitisations of its own trading book securities in the amount of € 590 million. While in both transactions the mezzanine tranches were sold into the market, we hold the retained tranches in the regulatory banking book.

On a limited basis we have entered into securitization transactions as part of an active liquidity risk management strategy during 2008 and 2009. These transactions do not transfer credit risk and are therefore not included in the quantitative part of this section.

We set up, sponsor and administer a number of ABCP programs through which we securitize assets acquired from third parties. These programs provide customers with access to funding in the commercial paper ("CP") market and create investment products for clients. Each program consists of a commercial paper issuing special purpose entity (the so-called "conduit") and one or more supporting SPEs through which the assets are purchased. The conduits and the SPEs are organized as limited liability companies or in an equivalent legal form. The assets securitized through the ABCP programs include auto loans, auto leases, auto dealer floor plan receivables, student loans, credit card receivables, trade receivables, capital call receivables, residential and commercial mortgage loans, future flows and other assets. As administrative agent for the CP programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the CP conduit ("conduit"), which then issues to the market high-grade, short-term CP, collateralized by the underlying assets, to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the CP. We are acting as provider of liquidity and credit enhancement to these conduits with facilities recorded in our regulatory banking book. There are also instances in which we will face the conduit on foreign exchange and interest rate swaps which are recorded in the trading book.

Furthermore, we act as an investor in third party securitizations through the purchase of third party-issued securitizations or tranches, or provide liquidity/credit support, to which we – and in some instances other parties – provide financing. Additionally, we assist third party securitizations by providing derivatives related to securitization structures. These include currency, interest rate, equity and credit derivatives.

Nearly half of our securitization book in 2012 relates to origination activity, predominantly through transactions for CPSG, i.e., from de-risking activity for our existing loan portfolio. Of the remainder, for approximately two thirds we assumed the investor role, and for the rest we acted as sponsor.

During 2012 the total securitization book decreased by € 12 billion to € 65 billion. Main drivers were the termination/regulatory de-recognition of credit risk coverage mentioned above, and the ongoing de-risking strategy pursued throughout the year. Approximately two thirds of this reduction relate to loans to Corporates and SMEs.

Overall, the securitization positions are exposed to the performance of diverse asset classes, including primarily corporate senior loans or unsecured debt, consumer debt such as auto loans or student loans, as well as residential- or commercial 1st and 2nd lien mortgages. We are active across the entire capital structure with an emphasis on the more senior tranches. The subset of re-securitization is predominantly backed by US residential mortgage-backed mezzanine securities.

Primary recourse for securitization exposures lies with the underlying assets. The related risk is mitigated by credit enhancement typically in the form of overcollateralization, subordination, reserve accounts, excess interest, or other support arrangements. Additional protection features include performance triggers, financial covenants and events of default stipulated in the legal documentation which, when breached, provide for the acceleration of repayment, rights of foreclosure and/or other remediation.

All securitization exposures are subject to regular performance reviews which include checks of the periodic servicer reports against any performance triggers/covenants in the loan documentation, as well as the overall performance trend in the context of economic, geographic, sector and servicer developments. Monitoring of the re-securitization subset takes into consideration the performance of the securitized tranches' underlying assets, to the extent available.

For longer-term lending-related commitments an internal rating review is required at least annually. Significant negative (or positive) changes in asset performance can trigger an earlier review date. Full credit reviews also are required annually, or, for highly rated exposures, every other year. Furthermore, there is a separate, usually quarterly, watch list process for exposures identified to be at a higher risk of loss, which requires a separate assessment of asset and servicer performance. It includes a review of the exposure strategy and identifies next steps to be taken to mitigate loss potential. There is no difference in approach for re-securitization transactions.

Securitization activities have an impact on our liquidity activity. On one hand, we have entered into securitization transactions as part of an active liquidity risk management strategy during 2008 and 2009, as mentioned before. On the other hand, we are exposed to potential drawdown under liquidity backstop facilities supporting the Deutsche Bank-sponsored asset-backed commercial paper or other revolving commitments. This liquidity risk is monitored by our Treasury department and is included in our liquidity planning and regular stress testing.

Evaluation of structural integrity is another important component of risk management for securitization, focusing on the structural protection of a securitization as defined in the legal documentation (e.g., perfection of security interest, segregation of payment flows, and rights to audit). The evaluation for each securitization is performed by a dedicated team who engages third-party auditors, determines audit scopes, and reviews the results of such external audits. The results of these risk reviews and assessments complement the credit and rating review process performed by Credit Risk Management.

We have identified part of the existing book of securitization transactions as "legacy book" earmarked for de-risking. Although such a non-core book was introduced earlier for Securitisation it now forms part of our NCOU. De-risking generally means that existing transactions are either partially or completely sold into the market, as far as adequate prices can be achieved. During the remaining hold period these positions benefit from reduction through amortization, where applicable. In 2012, this legacy book experienced a net decrease by € 6.8 billion to € 18.7 billion.

Hedging requirements for securitization exposures are mandated in the context of each individual credit approval, and are re-visited at each internal credit or rating review. However, credit risk management is conducted mostly through avoidance of undue risk concentration on borrower, servicer and asset class levels. Higher initial underwritings are de-risked to a final hold mandated in the credit approval mainly through syndication, or sales in the secondary market. Success of de-risking is being monitored and reported regularly to senior management. There is only very limited credit hedging activity in the banking book.

Furthermore, in the context of structuring securitization transactions, hedging usually takes place to insulate the SPE from interest rate and cross-currency risk – as far as required depending on the assets being included. When this hedging is provided by us, the related counterparty risk to the securitization structure is included in the Credit Risk Management review process and reported below as part of the banking book exposure despite effectively being part of our trading book. If this hedging is not provided by us, it is largely conducted with large international financial institutions with strong financials. Such indirect counterparty risk is reported to the hedging counterparty's credit officer to become part of his/her credit evaluation.

Trading Book Securitizations

In the trading book, we act as originator, sponsor and investor. In the role of investor, our main objective is to serve as a market maker in the secondary market. The market making function consists of providing two way markets (buy and sell) to generate flow trading revenues and provide liquidity for customers. In the role of originator, we predominately engage in short synthetic single tranche CDOs (SST-CDOs) backed by loans to corporates or SMEs. Also in our role as originator, we finance loans to be securitized; in the current market environment our role in financing loans to be securitized is predominantly being performed in the commercial real estate business. Trading book activities where we have the role of a sponsor (i.e. excluding activities derived from multi-seller originator transactions) are minimal.

We hold a portfolio of asset backed securities ("ABS") correlation trades within the NCOU portfolio that is in the process of being wound down. Other than de-risking the position, no new activity is being performed. The positions are being actively risk managed and are part of Market Risk Management's Governance Framework (described below).

Our securitization desks trade assets across all capital structures, from senior bonds with large subordination to first loss subordinate tranches, across both securitizations and re-securitizations. Our exposure to re-securitizations in the trading book is € 858 million comprised mostly of collateralized loan obligations (including a bucket of securitization) and a median rating of A-. The varying degrees of risk along the capital structure are reflected by the price in which the asset trades; this is because the market requires minimum loss adjusted returns on their investments. Securitization positions consist mostly of residential mortgage backed securities ("RMBS") and commercial mortgage backed securities ("CMBS") backed by first and second lien loans, collateralized loan obligations ("CLOs") backed by corporate senior loans and unsecured debt and consumer ABS backed by secured and unsecured credit.

Securitized trading volume is linked to global growth. A slowdown can lead to decreased liquidity and lower trading volumes, as observed in the second half of 2011. Investor demand strengthened in 2012 for securities products as global economies stabilized and liquidity returned to the market. Other potential risks that exist in securitized assets are prepayment, default and severity uncertainty and servicer performance risk. Note that trading book assets are marked to market and the previous mentioned risks are reflected in the position's price.

Our Market Risk Management Governance Framework applies to all securitization positions held within the trading book. The Risk Governance Framework applied to securitization includes policies and procedures with respect to new product approvals and new transaction approvals as well as inventory management systems and trade entry. The Risk Governance Framework applied to securitization also includes policies and procedures with respect to risk models and measurements. All securitization positions are captured and measured within value-at-risk, stressed value-at-risk, and economic capital. The measurements are dependent upon internal and external models and processes, which includes the use of third-party assessments of risks associated with the underlying collateral. Furthermore the Risk Governance Framework includes risk reporting and limits, at the global, regional and product levels. All securitization positions held within the trading book are captured, reported and limited within this framework and changes in credit and market risks are reported. The limit structure includes value-at-risk and market value product specific limits. Under the limit framework, asset class market value limits are based on seniority/rating where lower rated positions are given a lower trading limit. The limit monitoring system captures exposures and flags any threshold breaches. Market Risk Management approval is required for any trades over the limit. The processes for securitization and re-securitizations are similar.

Our Traded Credit Positions ("TCP") process captures the issuer risk for securitization positions in the trading book. TCP-Securitization manages concentration risks and sets position level limits based on asset class and rating. Positions with lower ratings are assigned lower trading limits. Limit management reports are produced to ensure position level limit compliance and to detect any potential limit breaches. When positions exceed the respective market value limits on a global basis, TCP approval is required. In addition collateral level stress testing and performance monitoring is incorporated into the risk management process. The Traded Credit Positions process covers both securitizations and re-securitizations.

The securitization desks incorporate a combination of macro and position level hedges to mitigate credit, interest rate and certain tail risks on the entire securitization portfolio. Duration and credit sensitivities (DV01s and

CS01s) are the primary risk sensitivity measures used to calculate appropriate hedges. Some of the hedging products utilized include vanilla interest rate swaps, US Treasury bonds and product specific liquid indices. The market risks of the hedges (both funded and unfunded) are incorporated and managed within our Market Risk Management Governance Framework as described above; and, the counterparty risks of the hedges (both funded and unfunded), which are comprised primarily of major global financial institutions, are managed and approved through a formalized risk management process performed by Credit Risk Management.

Accounting and Valuation Policies for Securitizations

Our accounting policies are included in Note 01 "Significant Accounting Policies". The most relevant accounting policies for the securitisation programmes originated by us, and where we hold assets purchased with the intent to securitize, are "Principles of Consolidation", "Financial Assets and Financial Liabilities" and "Derecognition of Financial Assets and Financial Liabilities", see also Note 15 "Financial Instruments carried at Fair Value".

Types of Special Purposes Entities used by Deutsche Bank as Sponsor of Securitizations

We establish and administer as sponsor asset-backed commercial paper ("ABCP") programs through which we securitize assets acquired from third parties. Each program consists of a commercial paper issuing special purpose entity (the so-called "conduit") and one or more supporting SPE through which the assets are purchased. The conduits and the SPEs are organized as limited liability companies or in an equivalent legal form. The assets securitized through the ABCP programs include auto loans, auto leases, auto dealer floor plan receivables, student loans, credit card receivables, trade receivables, capital call receivables, residential and commercial mortgage loans, future flows and other assets.

We assume both on-balance sheet exposure and off-balance sheet exposure which stems from liquidity facilities granted to the SPEs or the related conduit, letters of credit, total return swaps or similar credit enhancements, interest rate and foreign exchange related derivatives and commercial papers.

Occasionally, on a transaction by transaction basis, we assist special purpose entities in acquiring third party assets where we, considering our overall contribution e.g., our influence on selecting the securitized assets and structuring the tranches, qualify as sponsor. This type of transactions may include multi-seller securitizations where a small portion of the securitized assets were originated by us, e.g., performing and non-performing residential and commercial mortgage loans. We assume on-balance sheet exposure and off-balance sheet exposure including first loss tranches or interest rate and foreign exchange related derivatives.

We as originator or sponsor of a securitization transaction sell ABCPs and other securitization tranches (or arrange for such sale through mandated market making institutions) solely on an "execution only" basis and only to sophisticated operative corporate clients that rely on their own risk assessment. In the ordinary course of business, we do not offer such tranches to operative corporate clients to which, at the same time, we offer investment advisory services.

Regulatory Securitization Framework

Section 1b of the German Banking Act (Kreditwesengesetz – KWG) defines which types of transactions and positions must be classified as securitization transactions and securitization positions for regulatory reporting.

Securitization transactions are basically defined as transactions in which the credit risk of a securitized portfolio is divided into at least two securitization tranches and where the payments to the holders of the tranches depend on the performance of the securitized portfolio. The different tranches are in a subordinate relationship that determines the order and the amount of payments or losses assigned to the holders of the tranches (waterfall). Loss allocations to a junior tranche will not already lead to a termination of the entire securitization transaction, i.e., senior tranches survive loss allocations to subordinate tranches.

Securitization positions can be acquired in various forms including investments in securitization tranches, derivative transactions for hedging interest rate and currency risks included in the waterfall, liquidity facilities, credit enhancements, unfunded credit protection or collateral for securitization tranches.

The approach for the calculation of the regulatory capital requirements for banking book and trading book securitization positions is prescribed by the German solvency regulation (Solvabilitätsverordnung – "SolvV").

Calculation of Regulatory Capital Requirements for Banking Book Securitizations

The regulatory capital requirements for the credit risk of banking book securitizations are determined based on the securitization framework pursuant to Sections 225 to 268 SolvV, which distinguishes between credit risk standardized approach ("CRSA")-securitization positions and internal ratings based approach ("IRBA")-securitization positions. The classification of securitization positions as either CRSA- or IRBA-securitization positions depends on the nature of the securitized portfolio. Basically, CRSA-securitization positions are those where the securitized portfolio predominantly includes credit risk exposures, which would qualify as CRSA-exposures under the credit risk framework if they would be held by us directly. Otherwise, if the majority of the securitized portfolio would qualify as IRBA-exposures, the securitization positions qualify as IRBA-securitization positions.

The risk weights of CRSA-securitization positions are derived from their relevant external ratings, when applicable. External ratings must satisfy certain eligibility criteria for being used in the risk weight calculation. Eligible external ratings are taken from Standard & Poor's, Moody's, Fitch Ratings and DBRS. If more than one eligible rating is available for a specific securitization position, the relevant external rating is determined as the second best eligible rating in accordance with the provisions set forth in Sections 236 to 237 SolvV. CRSA-securitization positions with no eligible external rating are deducted from liable capital unless they qualify for the application of the risk concentration approach pursuant to Section 243 (2) SolvV which might lead to a risk weight below 1250 %.

The risk weight of IRBA-securitization positions is determined according to the following hierarchy:

- If one or more eligible external ratings exist for the IRBA-securitization position, or if an external rating can be inferred from an eligible external rating of a benchmark securitization position, the risk weight is derived from the relevant external rating (ratings based approach).
- Otherwise, if no eligible external rating exists or can be inferred, the risk weight of the IRBA-securitization position will generally be determined based on the supervisory formula approach pursuant to Section 258 SolvV or the internal assessment approach pursuant to Section 259 SolvV.
- If neither of the aforementioned approaches can be applied, the position is deducted from liable capital.

The ratings based approach applies to the largest part of our IRBA- and CRSA-securitization positions, largely in the lower (better) risk weight bands. We use mainly the external ratings of Standard & Poor's, Moody's and Fitch Ratings and DBRS only to a lesser extent. The majority of securitization positions with an eligible external or inferred external credit assessment are retained positions of our synthetic securitizations or securitization positions held as investor. The risk concentration approach is applied to a few CRSA-securitization exposures that are small compared to the total amount of our banking book securitization exposures. The scope of application of the supervisory formula approach and of the internal assessment approach is described below.

There is no securitization position for which we have applied the special provisions for originators of securitization transactions which include an investor's interest to be recognized by the originator pursuant to Section 245 et seq. respectively Section 262 et seq. SolvV.

Supervisory Formula Approach and Internal Assessment Approach

The risk weight of securitization positions subject to the supervisory formula approach ("SFA") is determined based on a formula which takes as input the capital requirement of the securitized portfolio and the seniority of the securitization position in the waterfall, amongst others. When applying the SFA, we estimate the risk parameters PD and LGD for the assets included in the securitized portfolio, by using internally developed rating systems approved for such assets. We continue to develop new rating systems for homogenous pools of assets to be applied to assets that have not been originated by us. The rating systems are based on historical default and loss information from comparable assets. The risk parameters PD and LGD are derived on risk pool level.

Approximately 40 % of the total banking book securitization positions are subject to the SFA. This approach is predominantly used to rate positions backed by corporate loans, auto-related receivables and commercial real estate.

For unrated IRBA-securitization positions which are related to ABCP programs and which are not asset backed commercial paper, the risk weight is calculated based on the internal assessment approach ("IAA"). Apart from using this concept for regulatory purposes, the internal rating is used for expected loss and economic capital calculations and plays a significant role in the credit decision and monitoring process.

We have received approval from BaFin to apply the IAA to approximately 85 % of our ABCP conduit securitization exposure.

Asset classes subject to IAA are governed by a specific and detailed set of rules per asset class. These asset class write-ups ("ACW") have been established in cooperation between all relevant departments of the bank including Credit Risk Management, Risk Analytics and Instruments and the Front Office. They are reviewed and approved in a formal internal process, and subject to an at least annual review. For BaFin approved asset classes, the ACW require re-approval by the regulator in case of significant changes during the review process.

BaFin approval for IAA has been received for currently 13 different asset classes in both consumer and commercial assets. The stress factors are different per asset class and rating level; they are established based on criteria set by the "dominant" external rating agency which forms the basis of the internal qualitative and quantitative rating analysis. The stress factor multiples indicate how much credit enhancement is required to obtain a specific rating. It is specified as a multiple of the expected loss.

The following tables summarize (a) the Stress Factor Multiples per rating level, or (b) key stress testing methodology for those without defined Stress Factor Multiples, based on the methodology published by the respective dominant rating agencies:

Stress Factor Multiples per Rating Level by dominant Rating Agencies

Asset Class	Auto Loans	CDO	Comm. Lease & Loan	Consumer Loans	Credit Cards	Trade Receivable
Dominant Rating Agency	S&P	Moody's	S&P	S&P	S&P	S&P
AAA	3.75–5	1.95	5	4–5	3–6.6	2.5
AA	3–4	1.8–1.76	4	3–4	2.5–5	2.25
A	2–3	1.73–1.69	3	2–3	2–3.75	2
BBB	1.75–2	1.67–1.63	2	1.5–2	1.5–2.5	1.5
BB	1.5–1.75	1.5–1.2		1–1.5	1.25–1.5	

Summary of Rating agency Stress Factor Methodologies without defined Stress Factor Multiples

Asset Class	Capital Calls	MV CDO	RMBS Australia	RMBS Europe	RMBS US	Structured Settlements	Student Loans FFELP
Dominant Rating Agency	Moody's	S&P	S&P	S&P	S&P	S&P	Moody's
Comment	Methodology relies on conservative assumptions regarding debtor ratings and recovery rates; supported by conservative correlation criteria	Methodology of both S&P and Moody's is using Advance rates instead of Stress Factor Multiples, which are available on their respective websites	Methodology uses default & loss assumptions per rating level, based on benchmark pools with adjustments appropriate for the respective pool being compared	Methodology uses default & loss assumptions per rating level, based on benchmark pools with adjustments appropriate for the respective pool being compared	Stress-testing by applying S&P default and loss assumptions per rating level on each individual loan in the pool	Generating a probability distribution of potential default rates at each rating level for the portfolio using industry-specific recovery rates. Additional stress tests regarding Largest Obligor and Largest Industry Defaults	Applying rating-level specific stresses including defined cumulative default rates, voluntary prepayment rates, servicer reject rates and borrower benefit rates

Information based on methodology published by the respective Dominant Rating Agencies, which may be amended from time to time.

The underlying cash flow models per asset class are also subject to the regular review process. For securitizations in these asset classes we utilize external credit assessment institutions, namely Standard & Poor's and Moody's as outlined in the tables above.

Calculation of Regulatory Capital Requirements for Trading Book Securitizations

The regulatory capital requirements for the market risk of trading book securitizations are determined based on a combination of internal models and regulatory standard approaches pursuant to Section 314 et seq. SolvV.

The capital requirement for the general market risk of trading book securitization positions is determined as the sum of (i) the value-at-risk based capital requirement for general market risk and (ii) the stressed value-at-risk based capital requirement for general market risk.

The capital requirement for the specific market risk of trading book securitization positions depends on whether the positions are assigned to the regulatory correlation trading portfolio ("CTP") or not.

For securitization positions that are not assigned to the CTP, the capital requirement for specific market risk is calculated based on the market risk standardized approach ("MRSA"). The MRSA risk weight for trading book securitization positions is generally calculated by using the same methodologies which apply to banking book securitization positions. The only difference relates to the use of the SFA for trading book securitization positions, where the capital requirement of the securitized portfolio is determined by making use of risk parameters (probability of default and loss given default) that are based on the incremental risk charge model. The MRSA based capital requirement for specific risk is determined as the higher of the capital requirements for all net long and all net short securitization positions outside of the CTP. The securitization positions included in the MRSA calculations for specific risk are additionally included in the value-at-risk and stressed value-at-risk calculations for specific risk.

Trading book securitizations subject to MRSA treatment include various asset classes differentiated by the respective underlying collateral types:

- Residential mortgage backed securities ("RMBS");
- Commercial mortgage backed securities ("CMBS");
- Collateralized loan obligations ("CLO");
- Collateralized debt obligations ("CDO"); and
- Consumer asset backed securities (incl. credit cards, auto loans and leases, student loans, equipment loans and leases, dealer floorplan loans, etc).

They also include synthetic credit derivatives and commonly-traded indices based on the above listed instruments.

Conversely, the capital requirement for the specific market risk of securitization positions which are assigned to the CTP is determined as the sum of (i) the value-at-risk based capital requirement for specific risk, (ii) the stressed value-at-risk based capital requirement for specific risk and (iii) the capital requirement for specific risk as derived from the comprehensive risk measurement ("CRM") model. The CRM based capital requirement is subject to a floor equal to 8 % of the higher of the specific risk capital requirements for all net long and all net short securitization positions under the MRSA.

The CTP includes all securitization positions and nth-to-default credit derivatives held for the purpose of trading correlation that satisfy the following requirements:

- all reference instruments are either single-name instruments, including single-name credit derivatives for which a liquid two-way market exists, or commonly-traded indices based on those reference entities;
- the positions are neither re-securitization positions, nor options on a securitization tranche, nor any other derivatives of securitization exposures that do not provide a pro-rata share in the proceeds of a securitization tranche; and
- the positions do not reference a claim on a special purpose entity, claims or contingent claims on real estate property or retail.

The CTP also comprises hedges to the securitization and nth-to-default positions in the portfolio, provided a liquid two-way market exists for the instrument or its underlying. Typical products assigned to the CTP are synthetic CDOs, nth-to-default credit default swaps ("CDS"), and index and single name CDS. For details on the CRM covering the regulatory CTP please also refer to the Section "Trading Market Risk".

Regulatory Good Practice Guidelines

The European Banking Federation, the Association for Financial Markets in Europe (formerly London Investment Banking Association), the European Savings Banks Group and the European Association of Public Banks and Funding Agencies published the "Industry good practice guidelines on Pillar 3 disclosure requirements for securitization" in December 2008, which were slightly revised in 2009/2010. Our Pillar 3 disclosures are in compliance with the spirit of these guidelines as far as they have not been superseded by revised regulations in light of Basel 2.5.

Securitization Details

The amounts reported in the following tables provide details of our securitization exposures separately for the regulatory banking and trading book. The presentation of the banking and trading book exposures is in line with last year's disclosure. The details of our trading book securitization positions subject to the MRSA are included in this chapter, while details of the trading book securitization positions covered under the Comprehensive Risk Measure ("CRM") are described in Chapter "Trading Market Risk".

Overall, the amounts presented in this chapter differ from, and are not directly comparable to, the amounts reported in the section "Special Purpose Entities", in particular due to the differences in the respective consolidation principles between IFRS accounting and regulatory consolidation frameworks, as described above.

Outstanding Exposures Securitized

We are only exposed to credit or market risks related to the exposures securitized, as shown below, to the extent that we have retained or purchased any of the related securitization positions. The risk of the retained or purchased positions depends on the relative position in the payment waterfall structure of the securitization transaction. For disclosure purposes, we are deemed to be Originator and additionally Sponsor in case of multi-seller securitisations, which is reflected in the disclosure of the total outstanding exposures securitized in the Sponsor column and our share of those exposures in the Originator column.

The following table details the total banking book outstanding exposure, i.e., the overall pool size, we have securitized in our capacity as either originator or sponsor through traditional or synthetic securitization transactions split by exposure type. Within the originator columns the table provides information of the underlying securitized asset pool which was either originated from our balance sheet or acquired from third parties. The amounts reported are either the carrying values as reported in our consolidated financial statements for on-balance sheet exposures in synthetic securitizations or the principal notional amount for traditional securitizations and off-balance sheet exposures in synthetic transactions. Of the € 53 billion total outstanding securitized exposure reported as of December 31, 2012 in the table below as "Originator", the amount retained was € 31 billion reflecting a decrease in both outstanding securitized as well as retained exposure which for December 31, 2011 were € 76 billion and € 40 billion respectively.

For sponsor relationships, the total outstanding exposure securitized reported in the table below represents the principal notional amount of outstanding exposures of the entities issuing the securities and other receivables. As of December 31, 2012, our retained or repurchased exposure of the € 117 billion total outstanding exposure securitized shown in the "Sponsor" columns including multi-seller transactions was € 17 billion. The remaining exposure is held by third parties. As of December 31, 2011, our maximum exposure with regard to the € 131 billion total outstanding exposure securitized resulted from sponsoring activities including multi-seller transactions amounted to € 21 billion. The decrease in our maximum exposure resulted primarily from a management decision to reduce the securitization book in the current weaker markets. The total reported outstanding exposure securitized is derived using information received from servicer reports of the third parties with whom the conduits have relationships.

Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Banking Book

	Dec 31, 2012				Dec 31, 2011			
	Originator		Sponsor[1]		Originator		Sponsor[1]	
in € m.	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	10,954	3,516	4,276	–	14,018	4,124	18,131	–
Commercial mortgages	13,682	–	7,991	–	16,569	–	4,990	–
Credit card receivables	–	–	1,742	–	–	–	5,577	–
Leasing	–	–	5,967	–	–	–	6,390	–
Loans to corporates or SMEs (treated as corporates)[2]	2,772	20,014	21,256	781	6,657	27,105	26,698	1,045
Consumer loans	–	–	17,932	–	–	–	15,356	–
Trade receivables	–	–	–	–	–	–	–	–
Securitizations (re-securitizations)	1,642	590	3,467	–	7,830	–	1,022	–
Other assets	–	–	53,166	–	97	–	51,851	–
Total outstanding exposures securitized[3]	29,050	24,120	115,797	781	45,171	31,229	130,015	1,045

1 As of December 31, 2012 included under "Sponsor" is the amount € 17 billion of multi-seller related securitized exposures, of which we have originated € 8 billion, and therefore have also included this amount under "Originator". For December 31, 2011 the amounts were € 18 billion and € 10 billion respectively.
2 SMEs are small- or medium-sized entities.
3 For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band".

The table below provides the total outstanding exposure securitized in relation to securitization positions held in our regulatory trading book separately for originator and sponsor activities and further broken down into traditional and synthetic transactions. Short synthetic single tranche CDOs have been reflected as originator positions for which the synthetic pool size was determined as the maximum pool size of the position sets referencing a given synthetic pool. The total outstanding exposure securitized as shown in the table below does not reflect our risk as it includes exposures not retained by us, does not consider the different positioning in the waterfall of related positions and – most notably – does not reflect hedging other than that in identical tranches. Compared to last year, the pool of outstanding exposures securitized reduced significantly for traditional and synthetic securitizations.

Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Trading Book

	Dec 31, 2012				Dec 31, 2011			
	Originator		Sponsor[1]		Originator		Sponsor[1]	
in € m.	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic
Residential mortgages	7,545	–	7,105	–	13,591	–	4,586	–
Commercial mortgages	29,185	–	50,308	–	39,885	5,295	55,551	–
Credit card receivables	–	–	–	–	–	–	–	–
Leasing	–	–	–	–	–	–	–	–
Loans to corporates or SMEs (treated as corporates)[2]	1,902	234,619	3,805	–	2,063	274,746[3]	4,126	–
Consumer loans	–	–	–	–	–	–	–	–
Trade receivables	–	–	–	–	–	–	–	–
Securitizations (re-securitizations)	3,543	–	117	–	9,663	–	–	–
Other assets	1,189	–	–	–	633	–	1,367	–
Total outstanding exposures securitized[4]	43,364	234,619	61,335	–	65,835	280,041	65,630	–

1 As of December 31, 2012 included under "Sponsor" is the amount € 57 billion of multi-seller related securitized exposures, of which we have originated € 23 billion, and therefore have also included this amount under "Originator". For December 31, 2011 the amounts were € 63 billion and € 28 billion respectively.
2 SMEs are small- or medium-sized entities.
3 Outstanding Exposures Securitized was restated reflecting additional 14 short synthetic single tranche CDOs not identified last year.
4 For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table "Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA". Includes securitized exposure as originator amounting to € 17 billion and as sponsor amounting to € 11 billion already reflected in table "Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Banking Book".

The following table provides details of the quality of the underlying asset pool of outstanding exposures securitized for which we are an Originator and hold positions in the regulatory banking book. An exposure is reported as past due when it has the status past due for 30 days or more and has not already been included as impaired. For our originated synthetic securitizations, impaired and past due exposure amounts are determined through our internal administration, while for our originated traditional securitizations, impaired and past due exposure amounts are primarily derived from investor reports of underlying exposures.

Separately, the table details losses we recognized in 2012 and 2011 for retained or purchased securitization positions as originator by exposure type. The losses are those reported in the consolidated statement of income. The amounts are the actual losses in the underlying asset pool to the extent that these losses are allocated to the retained or purchased securitization positions held by us after considering any eligible credit protection. This applies to both traditional and synthetic transactions.

Impaired and Past Due Exposures Securitized and Losses Recognized by Exposure Type (Overall Pool Size) as Originator

	Dec 31, 2012	2012	Dec 31, 2011	2011
in € m.	Impaired/ past due[1]	Losses	Impaired/ past due[1]	Losses
Residential mortgages	3,639	14	4,831	28
Commercial mortgages	79	–	227	–
Credit card receivables	–	–	–	–
Leasing	–	–	–	–
Loans to corporates or SMEs (treated as corporates)[2]	256	11	1,191	35
Consumer loans	–	–	–	–
Trade receivables	–	–	–	–
Securitizations (re-securitizations)	368	5	361	5
Other assets	–	–	–	–
Total impaired and past due exposures securitized and losses recognized[3]	4,342	30	6,610	68

1 Includes the impaired and past due exposures in relation to the overall pool of multi-seller securitizations which could reflect more than our own originated portion.
2 SMEs are small- or medium-sized entities.
3 For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band".

The total impaired or past due exposure securitized decreased by € 2.3 billion in 2012. The reduction is attributed to the exposure types "Residential mortgages", "Commercial mortgages" and "Loans to corporates or SMEs". Losses recorded by us in 2012 decreased across all exposure types to € 30 million compared to € 68 million in 2011.

The following table provides details of existing banking and trading book outstanding exposures split by exposure type for which there is a management intention to securitize them in either an existing or new securitization transaction in the near future. Outstanding exposures awaiting securitization do not include assets due for securitization without risk transfer i.e., those securitizations where we will keep all tranches.

Outstanding Exposures Awaiting Securitization

		Dec 31, 2012		Dec 31, 2011
in € m.	Banking Book	Trading Book	Banking Book	Trading Book
Residential mortgages	–	–	–	–
Commercial mortgages	–	1,783	243	788
Credit card receivables	–	–	–	–
Leasing	–	–	–	–
Loans to corporates or SMEs (treated as corporates)[1]	6,358	–	1,154	–
Consumer loans	–	–	–	–
Trade receivables	–	–	–	–
Securitizations (re-securitizations)	–	372	–	–
Other assets	–	–	–	–
Outstanding exposures awaiting securitization	6,358	2,155	1,397	788

[1] SMEs are small- or medium-sized entities.

The majority of the outstanding exposures awaiting securitization are "Loans to corporates or SMEs", which are subject to securitizations of the CPSG.

Securitization Positions Retained or Purchased

For securitization positions retained or purchased the reported amounts for the banking book are regulatory exposure values prior to the application of credit risk mitigation. The securitization positions in the regulatory trading book are reported based on the exposure definition in Section 299 SolvV which states that identical or closely matched securities and derivatives are offset to a net position.

Securitization Positions Retained or Purchased by Exposure Type

						Dec 31, 2012
			Banking Book			Trading Book
in € m.	On-balance securitization positions	Off-balance, derivative and SFT securitization positions	Total	On-balance securitization positions	Off-balance, derivative and SFT securitization positions	Total
Residential mortgages	5,484	3,331	8,815	1,553	92	1,645
Commercial mortgages	2,712	934	3,646	2,263	3,319	5,582
Credit card receivables	–	920	920	46	–	46
Leasing	2,227	1,291	3,518	0	–	0
Loans to corporates or SMEs (treated as corporates)[1]	25,568	4,791	30,359	272	4,526	4,798
Consumer loans	2,818	2,470	5,288	109	–	109
Trade receivables	–	–	–	0	–	0
Securitizations (re-securitizations)	1,593	2,398	3,991	729	56	785
Other assets	5,044	3,887	8,931	1,099	33	1,132
Total securitization positions retained or purchased[2]	45,446	20,022	65,468	6,071	8,026	14,097

[1] SMEs are small- or medium-sized entities.
[2] For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band" and table "Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to MRSA".

						Dec 31, 2011
			Banking Book			Trading Book
in € m.	On-balance securitization positions	Off-balance, derivative and SFT securitization positions	Total	On-balance securitization positions	Off-balance, derivative and SFT securitization positions	Total
Residential mortgages	7,278	3,540	10,818	1,766	79	1,845
Commercial mortgages	4,245	1,154	5,399	1,832	1,010	2,842
Credit card receivables	613	671	1,284	101	32	133
Leasing	1,443	1,546	2,989	0	–	0
Loans to corporates or SMEs (treated as corporates)[1]	32,465	5,746	38,211	227	5,837	6,064
Consumer loans	2,650	3,484	6,134	60	–	60
Trade receivables	–	–	–	3	–	3
Securitizations (re-securitizations)	2,313	2,574	4,887	688	31	719
Other assets	2,263	5,659	7,922	1,768	251	2,019
Total securitization positions retained or purchased[2]	53,270	24,374	77,644	6,445	7,240	13,685

[1] SMEs are small- or medium-sized entities.
[2] For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band" and table "Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA.

On a year to year comparison, resulting from an active de-risking strategy pursued throughout the year 2012, the banking book securitization positions retained or purchased decreased across most exposure types. Retained or purchased securitization positions are reduced mainly in the exposure type "Loans to corporates or SMEs" following a termination and a regulatory de-recognition of single synthetic securitizations in 2012. Within the trading book, the significant reduction of securitized exposures from the exposure type "Loans to corporates or SMEs" is offset by increases from the exposure types "Commercial mortgages", "Consumer loans" and "Securitizations" resulting in a slight overall increase.

Securitization Positions Retained or Purchased by Region

		Dec 31, 2012		Dec 31, 2011
in € m.	Banking Book	Trading Book	Banking Book	Trading Book
Europe	28,601	3,699	35,956	2,526
Americas	33,158	9,198	38,605	10,149
Asia/Pacific	3,616	979	3,031	876
Other	93	221	52	134
Total securitization positions retained or purchased[1]	65,468	14,097	77,644	13,685

[1] For a regulatory assessment of our exposure to credit risk in relation to securitization activities see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band" and table "Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA".

The amounts shown in the table above are based on the country of domicile of the obligors of the exposures securitized. The aforementioned termination or regulatory de-recognition of synthetic securitizations resulted in a reduction in banking book securitization positions retained or purchased from across Europe and Americas which were partially offset by newly issued securitizations. In addition, decreases in exposures by € 3.4 billion were attributed to sponsoring and investor activities respectively, again largely resulting from the management decision to reduce the overall size of securitization positions.

Banking Book Securitization Exposure

Banking Book Securitization Positions Retained or Purchased in the regulatory banking book by Risk Weight Band

	Dec 31, 2012			Dec 31, 2011		
in € m.	Exposure amount	Capital requirements IRBA[1]	Capital requirements standardized approach	Exposure amount	Capital requirements IRBA	Capital requirements standardized approach
≤ 10 %	40,929	206	–	39,796	180	–
> 10 ≤ 20 %	5,900	73	14	9,876	118	–
> 20 ≤ 50 %	9,816	395	20	15,401	386	27
> 50 ≤ 100 %	3,666	98	75	4,007	222	63
> 100 ≤ 350 %	1,167	90	8	2,001	208	32
> 350 ≤ 650 %	364	118	–	498	142	25
> 650 < 1250 %	337	86	–	179	86	10
1250 %/Deduction	3,289	1,174	94	5,886	2,894	589
Total securitization positions retained or purchased	65,468	2,240	211	77,644	4,236	746

[1] After considering value adjustments according to Sections 253 (3) and 268 (2) SolvV.

The amounts shown in the table above are prior to application of credit risk mitigation. Exposure reductions are observable in most risk weight bands following the de-risking strategy of the bank. The increase in the exposure amount in the risk weight band "> 650 < 1250 %" is mainly attributed to a downgrading of two securities. Exposures subject to capital deduction declined by 45 % as positions are either terminated, sold, restructured or externally rated BB- or better. Overall, the capital requirements for banking book securitizations were reduced by 51 %.

The largest portion for IRBA eligible banking book securitization exposures are either treated according to the Ratings Based Approach ("RBA") or the Supervisory Formula Approach ("SFA"). For the remaining IRBA eligible banking book exposures we use the Internal Assessment Approach ("IAA") predominantly for our ABCP sponsor activity.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Bands subject to the IRBA-Rating Based Approach (RBA)

	Dec 31, 2012				Dec 31, 2011			
	Exposure amount		Capital requirements, IRBA-RBA[1]		Exposure amount		Capital requirements, IRBA-RBA[1]	
in € m.	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization
≤ 10 %	10,558	–	52	–	15,140	–	50	–
> 10 ≤ 20 %	2,939	–	51	–	4,548	–	88	–
> 20 ≤ 50 %	2,163	3,545	212	96	2,339	3,975	107	102
> 50 ≤ 100 %	1,481	610	48	26	1,650	162	179	2
> 100 ≤ 350 %	694	159	43	20	912	356	80	52
> 350 ≤ 650 %	266	79	84	27	344	84	109	29
> 650 < 1250 %	278	58	53	33	35	119	18	62
1250 %/Deduction	2,748	294	925	127	3,313	1,791	1,808	933
Total securitization positions retained or purchased	21,127	4,745	1,468	329	28,281	6,487	2,439	1,180

[1] After considering value adjustments according to Sections 253 (3) and 268 (2) SolvV. Including capital requirements for maturity mismatch of synthetic securitizations.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Internal Assessment Approach (IAA)

	Dec 31, 2012				Dec 31, 2011			
	Exposure amount		Capital requirements, IRBA-IAA[1]		Exposure amount		Capital requirements, IRBA-IAA[1]	
in € m.	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization
≤ 10 %	4,948	–	31	–	5,752	–	35	–
> 10 ≤ 20 %	1,783	–	18	–	1,878	–	19	–
> 20 ≤ 50 %	2,291	1,093	52	32	2,785	1,828	78	54
> 50 ≤ 100 %	191	119	12	5	225	427	13	21
> 100 ≤ 350 %	17	80	1	10	237	276	45	30
> 350 ≤ 650 %	–	4	–	2	–	–	–	–
> 650 < 1250 %	–	–	–	–	–	–	–	–
1250 %/Deduction	20	–	20	–	–	135	–	135
Total securitization positions retained or purchased	9,250	1,296	134	49	10,877	2,666	190	240

1 After considering value adjustments according to Sections 253 (3) and 268 (2) SolvV.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Supervisory Formular Approach (SFA)

	Dec 31, 2012				Dec 31, 2011			
	Exposure amount		Capital requirements, IRBA-SFA[1]		Exposure amount		Capital requirements, IRBA-SFA[1]	
in € m.	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization
≤ 10 %	25,423	–	123	–	18,904	–	95	–
> 10 ≤ 20 %	340	–	4	–	809	–	10	–
> 20 ≤ 50 %	165	–	4	–	2,813	–	46	–
> 50 ≤ 100 %	130	–	7	–	123	–	6	–
> 100 ≤ 350 %	127	–	15	–	4	–	1	–
> 350 ≤ 650 %	13	–	5	–	12	–	5	–
> 650 < 1250 %	1	–	1	–	11	–	6	–
1250 %/Deduction	70	62	40	62	58	–	17	–
Total securitization positions retained or purchased	26,269	62	199	62	22,734	–	186	–

1 After considering value adjustments according to Sections 253 (3) and 268 (2) SolvV.

The Credit Risk Standardized Approach ("CRSA") is used for securitization positions where the underlying portfolio predominantly concerns credit risk exposures, which would qualify for application of the CRSA if these exposures would be directly held by us.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Credit Risk Standardized Approach (CRSA)

	Dec 31, 2012				Dec 31, 2011			
	Exposure amount		Capital requirements, SA		Exposure amount		Capital requirements, SA	
in € m.	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization
≤ 10 %	–	–	–	–	–	–	–	–
> 10 ≤ 20 %	839	–	13	–	2,641	–	–	–
> 20 ≤ 50 %	295	263	12	8	1,385	276	18	9
> 50 ≤ 100 %	1,137	–	75	–	1,420	–	63	–
> 100 ≤ 350 %	91	–	8	–	218	–	33	–
> 350 ≤ 650 %	1	–	0	–	1	55	–	24
> 650 < 1250 %	–	–	–	–	–	14	–	10
1250 %/Deduction	25	69	25	69	589	–	589	–
Total securitization positions retained or purchased	2,388	332	133	77	6,254	345	703	43

Trading Book Securitization Exposure

For trading book securitization positions not assigned to the correlation trading portfolio, the capital requirement for specific market risk is calculated based on the MRSA. The MRSA risk weight calculation for trading book securitization positions is generally based on the same methodologies which apply to banking book securitization positions. More details on this approach are provided in Section "Regulatory Securitization Framework" as well as in Section "Trading Market Risk".

Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Market Risk Standardized Approach ("MRSA")

	Dec 31, 2012				Dec 31, 2011			
	Exposure amount		Capital requirements, MRSA		Exposure amount		Capital requirements, MRSA	
in € m.	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization	Securitization	Re-Securitization
≤ 10 %	5,298	–	30	–	6,292	–	36	–
> 10 ≤ 20 %	4,637	–	53	–	1,541	–	20	–
> 20 ≤ 50 %	1,175	309	28	10	1,895	149	44	5
> 50 ≤ 100 %	958	170	61	12	733	29	48	2
> 100 ≤ 350 %	494	80	72	12	346	121	62	20
> 350 ≤ 650 %	182	33	68	14	166	77	61	34
> 650 < 1250 %	102	21	56	12	61	32	34	19
1250 %/Deduction	392	245	392	245	1,571	672	1,571	672
Total securitization positions retained or purchased	13,239	858	761	305	12,605	1,080	1,876	752

Re-securitization Positions

Trading book re-securitization exposure is reduced by 71 % as a result of hedging being recognized according to section 299 SolvV.

Re-Securitization Positions Retained or Purchased

	Dec 31, 2012				Dec 31, 2011			
	Banking Book		Trading Book		Banking Book		Trading Book	
	Exposure amount		Exposure amount		Exposure amount		Exposure amount	
in € m.	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances	Before hedging/ insurances	After hedging/ insurances
Re-Securitization Positions	6,435	6,434	2,910	858	9,498	9,498	3,340	1,080

Risk mitigation in the form of financial guarantees has not been applied to our re-securitization positions in either the banking or the trading book.

Securitization Activities

The 2012 yearend amounts in the tables below show an increase in 2012 of our securitization sponsor activity compared to 2011. The new activities are dominated by two transactions outside of our conduit business. Their associated exposures securitized are higher than the renewal of support for existing ABCP conduit transactions where we act as a sponsor. An increase as of year-end 2012 of our securitization originator activity predominately concerned the exposure type "Loans to corporates or SMEs" dominated by the synthetic transactions executed by the Credit Portfolio Strategies Group (CPSG) as well as one new securitization transaction within our Global Transaction Banking.

Securitization Activity – Total Outstanding Exposures Securitized (i.e., the underlying pools) by Exposure Type within the Banking Book

	Originator			Sponsor	
	Dec 31, 2012		2012	Dec 31, 2012	
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	–	–	–	–	–
Commercial mortgages	260	–	1	1,416	–
Credit card receivables	–	–	–	–	–
Leasing	–	–	–	234	–
Loans to corporates or SMEs (treated as corporates)[1]	108	3,566	–	1,460	–
Consumer loans	–	–	–	251	–
Trade receivables	–	–	–	–	–
Securitizations (re-securitizations)	–	590	–	2,107	–
Other assets[2]	–	–	–	702	–
Total Outstanding Exposures Securitized[3]	368	4,156	1	6,170	–

1 SMEs are small- or medium-sized entities.
2 Excludes a restructuring activity as Sponsor where one security was transferred between two of our conduits. Respective Outstanding Exposure Securitized of this security is reported in table "Outstanding Exposures Securitized by Exposure Type (Overall Pool Size) within the Banking Book".
3 For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band".

	Originator			Sponsor[1]	
	Dec 31, 2011		2011	Dec 31, 2011	
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	–	–	–	1,339	–
Commercial mortgages	968	–	27	1,650	–
Credit card receivables	–	–	–	173	–
Leasing	–	–	–	751	–
Loans to corporates or SMEs (treated as corporates)[2]	–	2,996	–	209	–
Consumer loans	–	–	–	214	–
Trade receivables	–	–	–	–	–
Securitizations (re-securitizations)	–	–	–	–	–
Other assets	–	–	–	299	–
Total Outstanding Exposures Securitized[3]	968	2,996	27	4,635	–

1 Included under "Sponsor" is the amount € 1.6 billion exposures securitized, of which we originated € 0.6 billion, also included under "Originator".
2 SMEs are small- or medium-sized entities.
3 For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the banking book see table "Banking Book Securitization Positions Retained or Purchased by Risk Weight Band".

The main increase of the 2012 yearend amounts compared to 2011 in the tables below for securitization originator activity resulted from one synthetic single tranche CDO contract comprising outstanding exposures securitized of €13 billion.

Securitization Activity – Total Outstanding Exposures Securitized by Exposure Type within the Trading Book

	Originator			Sponsor[1]	
	Dec 31, 2012		2012	Dec 31, 2012	
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	–	–	–	2,115	–
Commercial mortgages	3,908	–	170	6,823	–
Credit card receivables	–	–	–	–	–
Leasing	–	–	–	–	–
Loans to corporates or SMEs (treated as corporates)[2]	–	16,284	–	–	–
Consumer loans	–	–	–	–	–
Trade receivables	–	–	–	–	–
Securitizations (re-securitizations)	1,033	–	85	–	–
Other assets	–	–	–	–	–
Total Outstanding Exposures Securitized[3]	4,941	16,284	255	8,938	–

1 Included under "Sponsor" is the amount € 7 billion exposures securitized, of which we originated € 3 billion, also included under "Originator".
2 SMEs are small- or medium-sized entities.
3 For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table "Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA".

	Originator			Sponsor[1]	
	Dec 31, 2011		2011	Dec 31, 2011	
in € m.	Traditional	Synthetic	Realized gains (losses) from sales/ liquidations	Traditional	Synthetic
Residential mortgages	–	–	–	2,247	–
Commercial mortgages	3,193	–	95	4,088	–
Credit card receivables	–	–	–	–	–
Leasing	–	–	–	–	–
Loans to corporates or SMEs (treated as corporates)[2]	–	2,660	–	–	–
Consumer loans	–	–	–	–	–
Trade receivables	–	–	–	–	–
Securitizations (re-securitizations)	–	–	–	–	–
Other assets	–	–	–	–	–
Total Outstanding Exposures Securitized[3]	3,193	2,660	95	6,335	–

1 Included under "Sponsor" is the amount € 4.1 billion exposures securitized, of which we originated € 1.7 billion, also included under "Originator".
2 SMEs are small- or medium-sized entities.
3 For a regulatory assessment of our exposure to credit risk in relation to securitization activity in the trading book see table "Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the MRSA".

Trading Market Risk

The vast majority of our businesses are subject to market risk, defined as the potential for change in the market value of our trading and investing positions. Risk can arise from adverse changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility and market implied default probabilities.

The primary objective of Market Risk Management, a part of our independent Risk function, is to ensure that our business units optimize the risk-reward relationship and do not expose us to unacceptable losses outside of our risk appetite. To achieve this objective, Market Risk Management works closely together with risk takers ("the business units") and other control and support groups.

We distinguish between three substantially different types of market risk:

- Trading market risk arises primarily through the market-making activities of the CB&S Division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.
- Traded default risk arising from defaults and rating migrations relating to trading instruments.

— Nontrading market risk arises from market movements, primarily outside the activities of our trading units, in our banking book and from off-balance sheet items. This includes interest rate risk, credit spread risk, investment risk and foreign exchange risk as well as market risk arising from our pension schemes, guaranteed funds and equity compensation. Nontrading market risk also includes risk from the modeling of client deposits as well as savings and loan products.

Trading Market Risk Management Framework

Market Risk Management governance is designed and established to ensure oversight of all market risks, including trading market risk, traded default risk and nontrading market risk, effective decision-making and timely escalation to senior management.

Market Risk Management defines and implements a framework to systematically identify, assess, monitor and report our market risk and supports management and mitigation. Market risk managers identify existing and potential future market risks through active portfolio analysis and engagement with the business areas.

Market Risk Measurement and Assessment

Market Risk Management aims to accurately measure all types of market risks by a comprehensive set of risk metrics reflecting economic and regulatory requirements.

In accordance with economic and regulatory requirements, we measure market and related risks by thirteen key risk metrics:

— Value-at-risk and stressed value-at-risk
— Three metrics for specific risks: Incremental Risk Charge, Comprehensive Risk Measure, and Market Risk Standardised Approach (MRSA)
— Three types of stress tests: Portfolio Stress Testing, business-level stress testing, and event risk scenarios
— Market Risk economic capital, including traded default risk
— Sensitivities
— Market value/Notional (concentration risk)
— Loss given default

These measures are viewed as complementary to each other and in aggregate define the Market Risk framework, by which all businesses can be measured and monitored.

Market Risk Monitoring

Our primary instrument to manage trading market risk is the application of our limit framework. Our Management Board supported by Market Risk Management, sets group-wide value-at-risk, economic capital and portfolio stress testing (extreme) limits for market risk in the trading book. Market Risk Management sub-allocates this overall limit to our Corporate Divisions and individual business units within CB&S (e.g. Global Rates and Credit, Equity, etc.) based on anticipated business plans and risk appetite. Within the individual business units, the business heads establish business limits, by allocating the limit down to individual portfolios or geographical regions.

In practice, Market Risk Management sets key limits, which tend to be global in nature, to capture an exposure to a particular risk factor. Business limits are specific to various factors, including a particular geographical region or specific portfolio.

Value-at-risk, stressed value-at-risk and economic capital limits are used for managing all types of market risk at an overall portfolio level. As an additional and complementary tool for managing certain portfolios or risk types, Market Risk Management performs risk analysis and stress testing. Limits are also set on sensitivity and concentration/liquidity, portfolio stress tests, business-level stress testing and event risk scenarios.

Business units are responsible for adhering to the limits against which exposures are monitored and reported. The market risk limits set by Market Risk Management are monitored on a daily, weekly and monthly basis. Where limits are exceeded, Market Risk Management is responsible for identifying and escalating those excesses on a timely basis.

To manage the exposures inside the limits, the business units apply several risk mitigating measures, most notably the use of:

- Portfolio management: Risk diversification arises in portfolios which consist of a variety of positions. Since some investments are likely to rise in value when others decline, diversification can help to lower the overall level of risk profile of a portfolio.
- Hedging: Hedging involves taking positions in related financial assets, such as futures and swaps, and includes derivative products, such as futures, swaps and options. Hedging activities may not always provide effective mitigation against losses due to differences in the terms, specific characteristics or other basis risks that may exist between the hedge instrument and the exposure being hedged.

Market Risk Reporting

Market Risk Management reporting creates transparency on the risk profile and facilitates the understanding of core market risk drivers to all levels of the organization. The Management Board and Senior Governance Committees receive regular reporting, as well as ad hoc reporting as required, on market risk, regulatory capital and stress testing. Senior Risk Committees receive risk information at a number of frequencies, including weekly or monthly.

Additionally, Market Risk Management produces daily and weekly Market Risk specific reports and daily limit excess reports for each asset class.

Market Risk Measurement

Value-at-Risk at Deutsche Bank Group (excluding Postbank)

Value-at-risk is a quantitative measure of the potential loss (in value) of trading positions due to market movements that will not be exceeded in a defined period of time and with a defined confidence level.

Our value-at-risk for the trading businesses is based on our own internal model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been continually refined and approval has been maintained.

We calculate value-at-risk using a 99 % confidence level and a one day holding period. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported value-at-risk. For regulatory purposes, the holding period is ten days.

We use one year of historical market data to calculate value-at-risk. The calculation employs a Monte Carlo Simulation technique, and we assume that changes in risk factors follow a well-defined distribution, e.g. normal, lognormal, or non-normal (t, skew-t, Skew-Normal). To determine our aggregated value-at-risk, we use observed correlations between the risk factors during this one year period.

Our value-at-risk model is designed to take into account a comprehensive set of risk factors across all asset classes. Key risk factors are swap/government curves, index and issuer-specific credit curves, funding spreads, single equity and index prices, foreign exchange rates, commodity prices as well as their implied volatilities. To ensure completeness in the risk coverage also second order risk factors, e.g. CDS index vs. constituent basis, money market basis, implied dividends, option-adjusted spreads and precious metals lease rates are considered in the value-at-risk calculation.

For each business unit a separate value-at-risk is calculated for each risk class, e.g. interest rate, equity, foreign exchange and commodity. For each risk class this is achieved by assigning the sensitivities to the relevant risk class and then simulating changes in the associated risk drivers. Diversification effect reflects the fact that the total value-at-risk on a given day will be lower than the sum of the value-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

The model incorporates both linear and, especially for derivatives, nonlinear effects through a combination of sensitivity-based and full revaluation approach on a fixed price-implied volatility grid.

The value-at-risk measure enables us to apply a consistent measure across all of our trading businesses and products. It allows a comparison of risk in different businesses, and also provides a means of aggregating and netting positions within a portfolio to reflect correlations and offsets between different asset classes. Furthermore, it facilitates comparisons of our market risk both over time and against our daily trading results.

When using value-at-risk estimates a number of considerations should be taken into account. These include:

— The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature. This "backward-looking" limitation can cause value-at-risk to understate risk (as in 2008), but can also cause it to be overstated.
— Assumptions concerning the distribution of changes in risk factors, and the correlation between different risk factors, may not hold true, particularly during market events that are extreme in nature. The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day.
— Value-at-risk does not indicate the potential loss beyond the 99th quantile.
— Intra-day risk is not captured.
— There may be risks in the trading book that are partially or not captured by the value-at-risk model.

We are committed to the ongoing development of our proprietary risk models, and we allocate substantial resources to reviewing and improving them. Additionally, we have further developed and improved our process of systematically capturing and evaluating risks currently not captured in our value-at-risk model. An assessment is made to determine the level of materiality of these risks and material risks are prioritized for inclusion in our internal model. All risks-not-in-VaR are monitored and assessed on a regular basis.

During 2012, improvements were made to the value-at-risk calculation, with the inclusion of following risks in our internal model:

— Sovereign CDS quanto basis;
— Cash-derivatives basis for Agency RMBS; and
— Precious metals lease rate basis.

Additionally, market data granularity was increased further by:

— number of issuer specific credit spread curves and number of issuer-specific equity prices to improve accuracy;
— proxy funding spreads per region to extend coverage for CDS-bond basis;
— extended coverage for index basis time series to include on/off-the-run index basis; and
— CDS-based credit spread benchmarks to improve modeling of CDS-Bond basis.

Finally, an additional methodology refinement was introduced to capture full correlation within the credit specific risk model.

We continually analyze potential weaknesses of our value-at-risk model using statistical techniques, such as backtesting, and also rely on risk management experience. We compare the daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model. In addition to the standard backtesting analysis at the value-at-risk quantile, the value-at-risk model performance is further verified by analyzing the distributional fit across the whole of the distribution (full distribution backtesting).

The Global Backtesting Committee, with participation from Market Risk Management, Market Risk Operations, Risk Analytics and Instruments, and Finance, meets on a regular basis to review backtesting results as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which allows us to improve and adjust the risk estimation process accordingly.

An independent model validation team reviews all quantitative aspects of our value-at-risk model on a regular basis. The review covers, but is not limited to, the appropriateness of distribution assumptions of risk factors, recalibration approaches for risk parameters, and model assumptions. Validation results and remediation measures are presented to senior management and are tracked to ensure adherence to deadlines.

Holistic VaR Validation process

The Holistic VaR Validation (HVV) process ensures continuous controls around value-at-risk by providing a comprehensive top-down assessment of the value-at-risk model and framework across five control areas: Limits, Backtesting, Process, Model Validation, and Risks-not-in-VaR. HVV runs on a quarterly basis and provides a detailed report for each of the control areas (HVV Control Packs) as well as an HVV Dashboard indicating the health of each control area. In addition the Quarterly Business Line Review (QBLR) provides an overview of the business line trading strategy and the corresponding risk return profile. The associated formal quarterly HVV governance framework is as follows:

- Level 1: A series of asset-class level HVV Control Pack Review meetings (chaired by the respective Market Risk Management Asset Class Head), at which the HVV Control Pack is reviewed and the HVV Dashboard status is agreed
- Level 2: The HVV Governance Committee (chaired by the Global Head of Market Risk Management), at which the QBLRs are presented and the overall HVV Dashboard is agreed
- Level 3: Top-level HVV governance is achieved via a series of senior management briefings including to the CB&S Executive Committee, the Capital and Risk Committee, the Management Board and the Supervisory Board. The briefings provide an executive summary of the quality and control of value-at-risk across the business, an overview of the CB&S business trading strategy and the corresponding risk management strategy.

On December 20, 2012, the BaFin reduced our value-at-risk multiplier and stressed value-at-risk multiplier from 5.5 to 4.0. The key factor in the reduction of the multiplier was the implementation of the new HVV process.

Market Risk Stress Testing

Stress testing is a key risk management technique, which evaluates the potential effects of extreme market events and extreme movements in individual risk factors. It is one of the core quantitative tools used to assess the market risk of Deutsche Bank's positions and its primary application is within our economic capital framework. The scenario-based approach in stress testing is complementary to statistical model approaches, such as value-at-risk. Market Risk Management performs several types of stress testing to capture the variety of risks: portfolio stress testing, individual business-level stress tests, event risk scenarios, and group-wide stress testing.

Portfolio stress testing measures the profit and loss impact of potential market events based on pre-defined scenarios, which are either historical or hypothetical and defined at a macro level. A set of common shocks and business-specific stress tests is applied to all trading books and at different severity levels. With portfolio stress testing, Market Risk Management completes its perspective on risk provided by other metrics, given that the range of portfolio stress tests fills the gap between the most extreme scenarios (economic capital) and potential daily losses (value-at-risk). Besides several dynamic scenarios, we have three static scenarios, which are calculated and monitored on a weekly basis.

For individual business-level stress tests, market risk managers identify relevant risk factors and develop realistic and credible stress scenarios relating either to macro-economic or business-specific developments. Business-level stress tests capture idiosyncratic and basis risks.

Event risk scenario measures the profit and loss impact of historically observable events of hypothetical situations on trading positions for specific emerging market countries and regions. The entire bank's exposure to an individual country is stressed under a single scenario, which replicates market movements across that country in times of significant market crisis and reduced liquidity.

Besides these market-risk specific stress test, Market Risk Management participates in group-wide stress testing, where macro-economic scenarios are defined and translated into simultaneous stresses of the underlying risk drivers. This includes credit, market and operational risks. Results are reviewed by the Stress Testing Oversight Committee.

Tail risk or the potential for extreme loss events beyond reported value-at risk is captured via stressed value-at-risk, economic capital, incremental risk charge and comprehensive risk measure. It is also captured via stress testing.

Basel 2.5 Trading Market Risk Requirements

In December 2011 we received model approvals, from the BaFin, for the stressed value-at-risk, incremental risk charge and comprehensive risk measure models. These are additional methods we use to measure market risk exposures.

- Stressed value-at-risk: calculates a stressed value-at-risk measure based on a continuous 1 year period of significant market stress.
- Incremental Risk Charge: captures default and credit migration risks in addition to the risks already captured in value-at-risk for credit-sensitive positions in the trading book.
- Comprehensive Risk Measure: captures incremental risk for the credit correlation trading portfolio calculated using an internal model subject to qualitative minimum requirements as well as stress testing requirements.
- Market Risk Standardized Approach: calculates regulatory capital for securitisations and nth-to-default credit derivatives.

Stressed value-at-risk, incremental risk charge and the comprehensive risk measure are calculated for all relevant portfolios. The results from the models are used in the day-to-day risk management of the bank, as well as for defining regulatory capital.

Stressed Value-at-Risk

We calculate a stressed value-at-risk measure using a 99 % confidence level and a holding period of one day. For regulatory purposes, the holding period is ten days.

Our stressed value-at-risk calculation utilizes the same systems, trade information and processes as those used for the calculation of value-at-risk. The only difference is that historical market data from a period of significant financial stress (i.e. characterized by high volatilities) is used as an input for the Monte Carlo Simulation. The time window selection process for the stressed value-at-risk calculation is based on the identification of a time window characterized by high levels of volatility and extreme movements in the top value-at-risk contributors. The results from these two indicators (volatility and number of outliers) are combined using chosen weights to ensure qualitative aspects are also taken into account (e.g. inclusion of key crisis periods).

Incremental Risk Charge

The incremental risk charge is based on our own internal model and is intended to complement the value-at-risk modeling framework. It represents an estimate of the default and migration risks of unsecuritized credit products over a one-year capital horizon at a 99.9 % confidence level, taking into account the liquidity horizons of individual positions or sets of positions. We use a Monte Carlo Simulation for calculating incremental risk charge as the 99.9 % quantile of the portfolio loss distribution and for allocating contributory incremental risk charge to individual positions. The model captures the default and migration risk in an accurate and consistent quantitative approach for all portfolios.

We calculate the incremental risk charge on a weekly basis. The charge is determined as the higher of the most recent 12 week average of incremental risk charge and the most recent incremental risk charge. The market and position data are collected from front office systems and are subject to strict quality control. The incremental risk charge figures are closely monitored and play a significant role in the management of the covered portfolios. Additionally, the incremental risk charge provides information on the effectiveness of the hedging positions which is reviewed by the risk managers.

The contributory incremental risk charge of individual positions, which is calculated by expected shortfall allocation, provides the basis for identifying risk concentrations in the portfolio and designing strategies to reduce the overall portfolio risk.

We use our credit portfolio model, a core piece of our economic capital methodology, to calculate the incremental risk charge. Important parameters for the incremental risk charge calculation are exposures, recovery rates and default probabilities, ratings migrations, maturity, and liquidity horizons of individual positions.

Liquidity horizons are conservatively set to the time required to sell a position or to hedge all material relevant price risks in a stressed market. Liquidity horizons are specified at product level and reflect our actual practice and experience during periods of systematic and idiosyncratic stresses. We have defined the sets of positions used for applying liquidity horizons in a way that meaningfully reflects the differences in liquidity for each set. Market risk managers who specialize in each product type determine liquidity horizons, with a liquidity horizon floor of 3-months. Liquidity horizons are regularly reviewed with regard to the size of positions, market activity, market structure, credit rating, location of issuer, and maturity so that the act of selling or hedging, in itself, would not materially affect the price. Additionally, there are regular reviews of position size at the issuer level to determine if liquidity horizons need to be adjusted for concentration risk. Any experience of selling a position that indicates a liquidity horizon is not sufficiently conservative is taken into account in determining the liquidity horizon for similar products. Default and rating migration probabilities are defined by rating migration matrices which are calibrated on historical external rating data. Taking into account the trade-off between granularity of matrices and their stability we apply a global corporate matrix and a sovereign matrix comprising the seven main rating bands. Accordingly, issue or issuer ratings from the rating agencies Moody's, S&P and Fitch are assigned to each position.

To quantify a loss due to rating migration, a revaluation of a position is performed under the new rating. The probability of joint rating downgrades and defaults is determined by the migration and rating correlations of the incremental risk charge model. These correlations are specified through systematic factors that represent geographical regions and industries and are calibrated on historical rating migration and equity time series. The simulation process incorporates a rollover strategy that is based on the assumption of a constant level of risk. This assumption implies that positions that have experienced default or rating migration over their liquidity horizon are re-balanced at the end of their liquidity horizon to attain the initial level of risk. Correlations between positions with different liquidity horizons are implicitly specified by the dependence structure of the underlying systematic and idiosyncratic risk factors, ensuring that portfolio concentrations are identified across liquidity horizons. In particular, differences between liquidity horizons and maturities of hedges and hedged positions are recognized.

All parameters are recalibrated or validated on an annual or ad hoc basis. Apart from regular recalibrations there have been no significant model changes in 2012.

Direct validation of the incremental risk charge through back-testing methods is not possible. The charge is subject to validation principles such as the evaluation of conceptual soundness, ongoing monitoring, process verification and benchmarking and outcome analysis. The validation of the incremental risk charge methodology is embedded in the validation process for our credit portfolio model, with particular focus on the incremental risk charge specific aspects. Model validation relies more on indirect methods including stress tests and sensitivity analyses. Relevant parameters are included in the annual validation cycle established in the current regulatory framework. The incremental risk charge is part of the quarterly group-wide stress test using the stress testing functionality within our credit engine. Stressed incremental risk charge figures are reported on group level and submitted to the Stress Testing Oversight Committee and Cross Risk Review Committee.

Comprehensive Risk Measure

The comprehensive risk measure for the correlation trading portfolio is based on our own internal model. We calculate the comprehensive risk measure based on a Monte Carlo Simulation technique to a 99.9 % confidence level and a capital horizon of 1 year. Our model is applied to the eligible correlation trading positions where typical products include collateralized debt obligations, nth-to-default credit default swaps, and index- and single-name credit default swaps. Re-securitizations or products which reference retail claims or real estate exposures are not eligible. Furthermore, trades subject to the comprehensive risk measure have to meet minimum liquidity standards to be eligible. The model incorporates concentrations of the portfolio and nonlinear effects via a full revaluation approach.

Comprehensive risk measure is designed to capture defaults as well as the following risk drivers: interest rates, credit spreads, recovery rates, foreign exchange rates and base correlations, index-to-constituent and base correlation basis risks.

Comprehensive risk measure is calculated on a weekly basis. Initially, the eligible trade population within the correlation trading portfolio is identified. Secondly, the risk drivers of the P&L are simulated over a one year time horizon. The trade population is then re-valued under the various Monte Carlo scenarios and the 99.9 % quantile of the loss distribution is extracted.

The market and position data are collected from front office systems and are subject to strict quality control. The comprehensive risk measure figures are closely monitored and play a significant role in the management of the correlation trading portfolio. We use historical market data to estimate the risk drivers to the comprehensive risk measure with a history of up to three years.

In our comprehensive risk measure model the liquidity horizon is set to 12 months, which equals the capital horizon.

In order to maintain the high quality of our comprehensive risk measure model we continually monitor the potential weaknesses of this model. Backtesting of the trade valuations and the propagation of single risk factors is carried out on a monthly basis and a quarterly recalibration of parameters is performed. In addition, a series of stress tests have been defined on the correlation trading portfolio where the shock sizes link into historical distressed market conditions.

Model validation is performed by an independent team and reviews, but is not limited to, the above mentioned backtesting, the models which generate risk factors, appropriateness and completeness of risk factors, the Monte Carlo stability, and performs sensitivity analyses.

During 2012 we have improved our comprehensive risk measure model as follows:

- Extension of the liquidity horizon from 6 months to 12 months to improve the explanatory ability of the CRM quantile;
- Removal of a conservative adjustment to the comprehensive risk measure capital definition such that it fully aligns with regulation; and
- Enhancement of the methodology to simulate recovery rates such as to improve the backtesting.

Market Risk Standardized Approach

The specific MRSA is used to determine the regulatory capital charge for the non-correlation trading portfolio securitization products and nth-to-default credit swaps. Market Risk Management monitors exposures and addresses risk issues and concentrations.

Longevity risk is the risk of adverse changes in life expectancies resulting in a loss in value on longevity linked policies and transactions. Regulatory capital charge for longevity risk is determined using the MRSA as set out in SolvV regulations. For risk management purposes, stress testing and economic capital allocations are also used to monitor and manage longevity risk.

Validation of Front Office models

Market Risk Management validates front office models that are used for official pricing and risk management of trading positions. New Model Approval, Ongoing Model Approval and Model Risk assessment are the team's key activities and they include:

- Verification of the mathematical integrity of the models and their implementation;
- Periodic review of the models to ensure that the models stay valid in different market conditions;
- Assessment of Model suitability for the intended business purposes; and
- Establishment of Controls that enforce appropriate use of models across businesses.

Trading Market Risk Management Framework at Postbank

Market risk arising from Postbank has been included in our reporting since 2010. Since the domination agreement between Deutsche Bank and Postbank became effective in September 2012, aggregate market risk limits for Postbank are set by Deutsche Bank according to our market risk limit framework. Postbank's Head of Market Risk Management has a functional reporting line into our Market Risk Management organization and acts based upon delegated authority with respect to monitoring, reporting and managing market risk exposure according to market risk limits allocated to Postbank.

Sub limits are allocated by the Postbank Market Risk Committee to the individual operating business units. Deutsche Bank's Head of Market Risk Management for Germany is member of the Postbank Market Risk Committee. The risk economic capital limits allocated to specific business activities define the level of market risk that is reasonable and desirable for Postbank from an earnings perspective.

Market risk at Postbank is monitored on a daily basis using a system of limits based on value-at-risk. In addition, Postbank's Market Risk Committee has defined sensitivity limits for the trading and banking book as well as for key sub-portfolios. Postbank also performs scenario analyses and stress tests in addition to the value-at-risk calculations. The assumptions underlying the stress tests are reviewed and validated on an ongoing basis.

Value-at-Risk at Postbank

Postbank also uses the value-at-risk concept to quantify and monitor the market risk it assumes. Value-at-risk is calculated using a Monte Carlo Simulation. The risk factors taken into account in the value-at-risk include interest rates, equity prices, foreign exchange rates, and volatilities, along with risks arising from changes in credit spreads. Correlation effects between the risk factors are derived from equally-weighted historical data.

Postbank's trading book value-at-risk is currently not consolidated into the value-at-risk of the remaining Group. However, it is shown separately in the internal value-at-risk report.

Economic Capital for Market Risk

Economic capital for market risk measures the amount of capital needed to absorb very severe, unexpected losses arising from our exposures over the period of one year. "Very severe" in this context means that economic capital is set at a level which covers, with a probability of 99.98 %, all unexpected losses over a one year time horizon.

Our economic capital model comprises two core components, the "Common Risk" component covering risk drivers across all businesses and the suite of Business Specific Stress Tests (BSSTs) which enriches the Common Risk component. Both components are calibrated to historically observed severe market shocks.

One of the main components of our wider "Market Risk Framework" initiative has been the transition of the "Common Risk" component into a modified version of our regulatory Stressed value-at-risk approach. This transition went live in November 2012. The new Stressed value-at-risk-based economic capital has following modifications:

- The volatilities of risk factors are increased in order to capture the risk from longer liquidity horizons than value-at-risk; and
- The confidence level is increased to 99.98 % in line with our standard definition of economic capital, compared to our 99 % quantile for value-at-risk.

This model change has provided a number of benefits:

- Improved risk accuracy: Since our Stressed value-at-risk methodology has a high coverage of basis risks, a number of BSSTs are no longer required and the related risk is instead modeled more accurately within the comprehensive correlation framework of Stressed value-at-risk.
- Reduction of operational complexity: The new Common Risk component aligns the methodology, the market data, risk factors and sensitivities with the value-at-risk framework. As a result, changes to value-at-risk and Stressed value-at-risk are fully reconcilable to economic capital.

There has been an additional change to our economic capital measure relating to the liquidity horizon. The liquidity horizon is an assumption of how quickly management intervention would be taken to unwind or materially hedge our risk positions during times of severe market stress. Liquidity horizons have historically been based on our experience of de-risking portfolios during a single period of stress. However, based on recent regulatory opinion and our understanding of the latest market convention, economic capital is now required to capture the effect of multiple periods of stress within a one year time window. We have chosen to reflect this by extending the liquidity horizon, albeit not necessarily to a full one year due to hedging activities. We have therefore introduced a floor to the liquidity horizon of 3 months for all asset classes.

The calculation of economic capital for market risk from the trading units is performed weekly. The model incorporates the following risk factors: interest rates, credit spreads, equity prices, foreign exchange rates, commodity prices and correlations.

We also continuously assess and refine our BSSTs in an effort to ensure they capture material risks as well as reflect possible extreme market moves. Additionally, risk managers use their expert judgment to define worst case scenarios based upon the knowledge of past extreme market moves. It is possible however, for our market risk positions to lose more value than our economic capital estimates since all downside scenarios cannot be predicted and simulated.

Economic capital for traded default risk represents an estimate of the default and migration risks of credit products at a 99.98 % confidence level, taking into account the liquidity horizons of the respective sub-portfolios. It covers the following positions:

- Fair value assets in the banking book;

— Unsecuritized credit products in the trading book excluding correlation trading portfolio;
— Securitized products in the trading book excluding correlation trading portfolio; and
— Correlation trading portfolio.

The traded default risk economic capital for the correlation trading portfolio is calculated using the comprehensive risk measure. For all other positions the calculation of traded default risk economic capital is based on our credit portfolio model. Traded default risk captures the credit exposures across our trading books and it is monitored via single name concentration and portfolio limits which are set based upon rating, size and liquidity. In addition, a traded default risk economic capital limit is set within the Market Risk economic capital framework while the incremental risk charge monitors the regulatory capital requirements associated with these positions. In order to capture diversification and concentration effects we perform a joint calculation for traded default risk economic capital and credit risk economic capital. Important parameters for traded default risk are exposures, recovery rates and default probabilities as well as maturities. Exposures, recovery rates and default probabilities are derived from market information and external ratings for the trading book and internal assessments for the banking book as for credit risk economic capital. Rating migrations are governed by migration matrices, which are obtained from historical rating time series from rating agencies and internal observations. The probability of joint rating downgrades and defaults is determined by the default and rating correlations of the portfolio model. These correlations are specified through systematic factors that represent countries, geographical regions and industries.

Validation of the market risk economic capital model is performed by an independent team. The regular review covers, but is not limited to, the appropriateness of risk factors, the calibration techniques, the parameter settings, and model assumptions.

Balance Sheet and Trading Book Assets

The table below presents those parts of our balance sheet which constitute trading or banking book assets from a regulatory point of view.

Regulatory Trading Book Assets as part of the Balance Sheet

			Dec 31, 2012
in € m.	Balance Sheet	Trading Book	Banking Book[1]
Assets	–	–	–
Cash and due from banks	27,885	163	27,722
Interest earning deposits with banks	119,548	2,905	116,643
Central banks funds sold and securities purchased under resale agreements[2]	36,570	18,872	17,698
Securities borrowed	23,947	23,845	102
Financial assets at fair value through profit or loss	1,200,881	1,152,793	48,088
Trading Assets[3]	245,538	229,070	16,468
Positive market values from derivative financial instruments	768,316	754,792	13,524
Financial assets designated at fair value through profit or loss	187,027	168,931	18,096
Financial assets available for sale	49,379	–	49,379
Equity method investments	3,577	–	3,577
Loans	397,279	2,175	395,104
Property and equipment	4,963	–	4,963
Goodwill and other intangible assets	14,219	–	14,219
Other assets[4]	123,973	47,708	76,265
Assets for current tax	2,390	–	2,390
Deferred tax assets	7,718	–	7,718
Total Assets	2,012,329	1,248,461	763,868

[1] Includes exposure in relation to non regulatory consolidated entities.
[2] Only includes securities purchased under resale agreement as of December 31, 2012.
[3] The regulatory Banking Book primarily includes debt securities as part of our liquidity portfolio as well as Traded Loans which do not fulfill the criteria for being allocated to the regulatory Trading Book.
[4] Regulatory Trading Book positions mainly include brokerage receivables and derivatives qualifying for hedge accounting.

Value-at-Risk Metrics of Trading Units of Deutsche Bank Group Trading (excluding Postbank)

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our Trading Units.

Value-at-Risk of our Trading Units by Risk Type

in € m.	Dec 31, 2012	Dec 31, 2011
Interest rate risk	53.9	53.8
Equity price risk	11.6	13.6
Foreign exchange risk	15.3	25.6
Commodity price risk[1]	21.7	21.0
Diversification effect	(44.4)	(63.7)
Total value-at-risk	58.1	50.4

[1] Includes value-at-risk from gold positions.

The following table shows the average, maximum, and minimum value-at-risk (with a 99 % confidence level and a one-day holding period) of our trading units for the periods specified.

Value-at-Risk of our Trading Units in the Reporting Period

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk[1]	
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average	57.1	72.7	(61.1)	(65.4)	58.4	70.8	14.6	20.5	24.5	32.6	20.7	14.2
Maximum	80.1	94.8	(85.1)	(88.1)	75.8	109.1	27.4	37.6	43.4	64.9	31.8	24.3
Minimum	43.3	45.4	(35.3)	(41.1)	44.3	45.6	7.5	12.7	9.4	14.3	9.1	7.0

[1] Includes value-at-risk from gold positions.

The € 15.6 million or 21 % decrease in average value-at-risk observed in 2012 compared to the prior year was driven primarily by a broad risk reduction across most asset classes, but also partly due to the benefit of lower levels of volatility within the one year of historical market data used in the calculation during 2012.

Basel 2.5 Regulatory Trading Market Risk Measures

As discussed under "Basel 2.5 Regulatory Trading Market Risk Requirements", the following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Trading.

Stressed Value-at-Risk by Risk Type

in € m.	Dec 31, 2012	Dec 31, 2011
Interest rate risk	157.7	117.3
Equity price risk	16.0	23.0
Foreign exchange risk	27.5	51.8
Commodity price risk	43.8	34.2
Diversification effect	(98.7)	(113.7)
Total stressed value-at-risk of trading units	146.3	112.6

Average, Maximum and Minimum Stressed Value-at-Risk by Risk Type

			2012			2011
in € m.	Average	Maximum	Minimum	Average[1]	Maximum[1]	Minimum[1]
Interest rate risk	142.0	178.9	110.2	131.6	163.5	106.2
Equity price risk	19.8	47.8	7.7	22.3	64.7	15.2
Foreign exchange risk	38.1	67.9	14.5	51.2	105.4	23.0
Commodity price risk	36.5	61.0	11.1	29.2	35.8	19.6
Diversification effect	(115.8)	(163.7)	(73.9)	(108.0)	(149.7)	(75.8)
Total stressed value-at-risk of trading units	120.6	152.2	91.0	126.3	172.7	102.0

[1] Average, Maximum and Minimum have been calculated for the period from October 1, 2011 to December 31, 2011.

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates, and their preceding 12-week average calculation. In contrast to this, the incremental risk charge presented for the reporting dates below is the spot values and the average, maximum and minimum values for the 12-week period preceding these reporting dates. The NCOU incremental risk charge for 2012 is due to the hedges within the underlying portfolios.

In light of our restructuring in the fourth quarter of 2012 we have reallocated the credit risk sensitive positions of our trading book to the new structure and have restated amounts disclosed for the prior reporting date and period year accordingly.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	Dec 31, 2012	Dec 31, 2011
Global Finance and Foreign Exchange	70.8	81.4
Rates and Credit Trading	441.3	485.2
NCOU	(20.9)	32.0
Emerging Markets – Debt	224.6	140.9
Other	(3.0)	(1.4)
Total incremental risk charge	712.8	738.1

Average, Maximum and Minimum Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

	2012				2011			
in € m.	Weighted average liquidity horizon in month	Average[1]	Maximum[1]	Minimum[1]	Weighted average liquidity horizon in month	Average[1]	Maximum[1]	Minimum[1]
Global Finance and Foreign Exchange	6.0	107.4	139.3	70.1	6.0	49.6	81.4	7.8
Rates and Credit Trading	6.0	482.2	579.6	406.1	6.0	624.2	795.4	485.2
NCOU	6.0	(23.0)	29.1	(120.9)	6.0	(4.3)	32.0	(18.3)
Emerging Markets – Debt	6.0	197.2	273.5	150.0	6.0	90.0	140.9	23.9
Other	6.0	(3.1)	0.6	(6.1)	6.0	(1.3)	2.2	(5.5)
Total incremental risk charge of trading units	6.0	760.7	821.5	705.9	6.0	758.1	846.3	697.0

[1] Average, Maximum and Minimum have been calculated for the 12-week period ending December 31.

Based on 52 weeks, the annual average of our total incremental risk charge was € 760 million for the year 2012. The maximum and minimum of the incremental risk charge for the year 2012 was € 878 million and € 673 million respectively.

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the higher of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitisation framework. In contrast to this, the comprehensive risk measure presented for the reporting dates below is the spot values and the average, maximum and minimum values have been calculated for the 12 weeks period preceding these reporting dates.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	Dec 31, 2012	Dec 31, 2011
Correlation trading	543.8	855.7

Average, Maximum and Minimum Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

	2012				2011			
in € m.	Weighted average liquidity horizon in month	Average[1]	Maximum[1]	Minimum[1]	Weighted average liquidity horizon in month	Average[1]	Maximum[1]	Minimum[1]
Correlation trading	12.0	613.4	650.9	562.8	6.0	993.2	1,026.2	937.9

[1] Average, Maximum and Minimum have been calculated for the 12-week period ending December 31.

Based on 52 weeks, the annual average of our total comprehensive risk measure was € 693 million for the year 2012. The maximum and minimum of comprehensive risk measure for the year 2012 was € 884 million and € 418 million respectively.

As of December 31, 2012, the securitization positions using the market risk standardized approach generated risk weighted-assets of € 5.5 billion and capital deduction items of € 0.6 billion capital charge. As of December 31, 2011 the securitization positions amounted to € 5.0 billion and € 2.2 billion respectively.

As of December 31, 2012, the capital charge for longevity risk was € 32 million corresponding to risk weighted-assets of € 403 million. As of December 31, 2011, the capital charge for longevity risk was € 32 million corresponding to risk-weighted assets of € 401 million.

Value-at-Risk at Postbank

Value-at-Risk of Postbank trading book (with a 99 % confidence level and a one-day holding period)

in € m.	Dec 31, 2012	Dec 31, 2011
Interest rate risk	1.2	3.9
Equity price risk	0.1	–
Foreign exchange risk	0.2	0.0
Commodity price risk	–	–
Diversification effect	(0.3)	(0.0)
Total value-at-risk of Postbanks trading book	1.2	3.9

The decrease in Postbank's value-at-risk to € 1.2 million at year end 2012 from € 3.9 million at year end 2011 is largely due to further reduction of overall position taking and transfer of positions into the regulatory banking book. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the value-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Average, Maximum and Minimum Value-at-Risk of Postbank trading book (with a 99 % confidence level and a one-day holding period)

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Average	3.4	3.2	(0.2)	(0.2)	3.4	3.2	0.1	0.1	0.1	0.1	–	–
Maximum	5.9	8.2	(0.0)	(0.0)	6.0	8.1	0.2	0.4	0.7	0.5	–	–
Minimum	0.9	1.1	(1.0)	(0.8)	0.9	1.1	(0.0)	–	0.0	0.0	–	–

Regulatory Backtesting of Trading Market Risk

Backtesting is a procedure used to verify the predictive power of the value-at-risk calculations involving the comparison of hypothetical daily profits and losses under the buy-and-hold assumption with the estimates from the value-at-risk model. An outlier is a hypothetical buy-and-hold trading loss that exceeds our value-at-risk estimate. On average, we would expect a 99 percent confidence level to give rise to two to three outliers in any one year. In 2012, we observed two global outliers, one in April and one in December, compared to three in 2011. In both instances the outliers resulted from significant market moves those days that were in excess of our 99 % confidence level. We continue to believe that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

The following graph shows the daily buy-and-hold trading results in comparison to the value-at-risk as of the close of the previous business day for the trading days of the reporting period. Figures are shown in millions of euro and exclude contributions from Postbank's trading book which is calculated on a stand-alone basis.

Buy-and-hold income of Trading Units and Value-at-Risk in 2012
in € m.


100
50
0
(50)
(100)
1/12
2/12
3/12
4/12
5/12
6/12
7/12
8/12
9/12
10/12
11/12
12/12
– Buy-and-hold income of Trading Units
– Value-at-Risk

Daily Income of our Trading Units

The following histogram shows the distribution of daily income of our trading units in 2012 (excluding Postbank). It displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.

Income of Trading Units in 2012
Days


30
20
10
0
in € Million
Below (50)
(50) to (45)
(45) to (40)
(40) to (35)
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
100 to 105
105 to 110
110 to 115
115 to 120
120 to 125
125 to 130
130 to 135
135 to 140
140 to 145
145 to 150
Over 150

Our trading units achieved a positive actual income for 96 % of the trading days in 2012 (versus 88 % in 2011).

Economic Capital Usage for our Trading Market Risk

The economic capital usage for trading market risk was € 4.7 billion at year-end 2012, materially unchanged from year-end 2011. Our trading market risk economic capital usage decreased by € 34 million, or 1 %. The stable risk figure reflects offsetting effects of methodology refinements and exposure reductions.

Postbank's contribution to the economic capital usage for our trading market risk was minimal.

Valuation of Market Risk Positions

For details about our methods for determining fair value see the respective section in Note 02 "Critical Accounting Estimates" of our financial statements.

Nontrading Market Risk

Nontrading market risk arises from market movements, primarily outside the activities of our trading units, in our banking book and from off-balance sheet items. Significant market risk factors the bank is exposed to and are overseen by risk management groups in that area are:

- Interest rate risk (including model risk from embedded optionality and from modeling behavioral assumptions for certain product types), credit spread risk, foreign exchange risk, equity risk (including investments in public and private equity as well as real estate, infrastructure and fund assets).
- Market risks from off-balance sheet items such as pension schemes and guarantees as well as structural foreign exchange risk and equity compensation risk.

The market risk component of our nontrading activities is overseen by dedicated groups within our risk management organization. Due to the variety of businesses and initiatives subject to nontrading market risk exposure, coverage is split into three main areas:

- Market Risk Management – covering market risks arising in the business units PBC, GTB, AWM and Treasury and NCOU activities, such as structural foreign exchange risks & equity compensation risks, as well as pension risks.
- CRM Principal Investments – specializing in the risk-related aspects of our nontrading alternative asset activities and performing regular reviews of the risk profile of the banks alternative asset portfolios.
- CRM Asset Management Risk – specializing in the risk related aspects of our asset and fund management business in the AWM Corporate Division. Key risks in this area arise from performance and/or principal guarantees and reputational risk related to managing client funds.

The Risk Executive Committee and the Capital and Risk Committee supervise nontrading market risk exposures. Investment proposals for strategic investments are analyzed by the Group Investment Committee. Depending on the size, strategic investments may require approval from the Group Investment Committee, the Management Board or the Supervisory Board. The development of strategic investments is monitored by the Group Investment Committee on a regular basis. Multiple members of the Capital and Risk Committee & Risk Executive Committee are also members of the Group Investment Committee, ensuring a close link between these committees.

An independent team in Risk validates the models for nontrading market risk. In general the validation includes a review of the appropriateness of risk factors, parameters, parameter calibration and model assumptions. Validation results are presented to senior management and appropriate remediating actions are taken by Market Risk Management Methodology to improve the specific model used for the various risk types.

Assessment of Market Risk in Nontrading Portfolios

The majority of market risk in our nontrading portfolios is quantified through the use of stress testing procedures. We use stress tests that are specific to each risk class and which consider, among other factors, large historically observed market moves, the liquidity of each asset class, and changes in client behavior in relation to deposit products. This assessment forms the basis of the economic capital calculations which enable us to actively monitor, aggregate and manage our nontrading market risk exposure. The most significant addition to our nontrading market risk economic capital coverage in 2012 was the inclusion of credit spread risk for Postbank's banking book investment portfolio following additional regulatory specifications to include material credit spread risk, irrespective of the accounting category. The economic capital charge for the credit spread risk of the portfolio is in addition to credit risk economic capital allocated to the portfolio for risks arising from credit default and rating migrations.

Interest Rate Risk in the Banking Book

The majority of our interest rate risk arising from nontrading asset and liability positions, with the exception of some entities and portfolios, has been transferred through internal transactions to the CB&S division. This internally transferred interest rate risk is managed on the basis of value-at-risk, as reflected in trading portfolio figures. The treatment of interest rate risk in our trading portfolios and the application of the value-at-risk model is discussed in the "Trading Market Risk" section of this document.

The most notable exceptions from the aforementioned paragraph are in the PBC Corporate Division in Germany including Postbank and the AWM mortgage business in the U.S. Unit. These entities manage interest rate risk separately through dedicated Asset and Liability Management departments subject to banking book value-at-risk limits set and monitored by Market Risk Management. The measurement and reporting of interest rate risk managed by these dedicated Asset and Liability functions is performed daily in the PBC division and on a weekly basis for AWM. The global interest rate in the banking book is reported on a monthly basis.

The changes of present values of the banking book positions when applying the regulatory required parallel yield curve shifts of (200) and +200 basis points was below 1 % of our total regulatory capital at December 31, 2012. Consequently, outright interest rate risk in the banking book is considered immaterial for us.

Our PBC, GTB and AWM businesses are subject to model risk with regard to client deposits as well as savings and loan products. Measuring interest rate risks for these product types in the banking book is based upon assumptions with respect to client behavior, future availability of deposit balances and sensitivities of deposit rates versus market interest rates resulting in a longer than contractual effective duration. Those parameters are subject to stress testing within our Economic Capital framework. Additionally, consideration is made regarding early prepayment behavior for loan products. The parameters are based on historical observations, statistical analyses and expert assessments. If the future evolution of balances, rates or client behavior differs from these assumptions, then this could have an impact on our interest rate risks in the banking book.

Foreign Exchange Risk

Foreign exchange risk arises from our nontrading asset and liability positions, denominated in currencies other than the functional currency of the respective entity. The majority of this foreign exchange risk is transferred through internal hedges to trading books within CB&S and is therefore reflected and managed via the value-at-risk figures in the trading books. The remaining foreign exchange risks that have not been transferred are mitigated through match funding the investment in the same currency, therefore only residual risk remains in the portfolios. Small exceptions to above approach follow the general MRM monitoring and reporting process, as outlined for the trading portfolio.

The bulk of nontrading foreign exchange risk is related to unhedged structural foreign exchange exposure, mainly in our U.S., U.K. and China entities. Structural foreign exchange exposure arises from local capital (including retained earnings) held in the Bank's consolidated subsidiaries and branches and from investments accounted for at equity. Change in foreign exchange rates of the underlying functional currencies result in revaluation of capital and retained earnings and are recognized in other comprehensive income booked as Currency Translation Adjustments ("CTA").

The primary objective for managing our structural foreign exchange exposure is to stabilize consolidated capital ratios from the effects of fluctuations in exchange rates. Therefore the exposure remains unhedged for a number of core currencies with considerable amounts of risk-weighted assets denominated in that currency in order to avoid volatility in the capital ratio for the specific entity and the group as a whole.

Investment Risk

Nontrading market risk from investment exposure is predominantly the equity risk arising from our non-consolidated investment holdings in the banking book categorized into strategic and alternative investment assets.

Strategic investments typically relate to acquisitions made by us to support our business franchise and are undertaken with a medium to long-term investment horizon. Alternative assets are comprised of principal investments and other non-strategic investment assets. Principal investments are direct investments in private equity (including leveraged buy-out fund commitments and equity bridge commitments), real estate (including mezzanine debt) and venture capital, undertaken for capital appreciation. In addition, principal investments are made in hedge funds and mutual funds in order to establish a track record for sale to external clients. Other non-strategic investment assets comprise of assets recovered in the workout of distressed positions or other legacy investment assets in private equity and real estate of a non-strategic nature. The majority of the non-strategic investment portfolio has been moved to the newly created NCOU and its mandate to achieve accelerated de-risking and capital relief.

Pension Risk

Deutsche Bank is exposed to market risk from a number of defined benefit pension schemes for past and current employees. The ability of the pension schemes to meet the projected pension payments, is maintained through investments and ongoing plan contributions. Market risk materializes due to a potential decline in the market value of the assets or an increase in the liability of each of the pension plans. Market Risk Management monitors and reports all market risks both on the asset and liability side of our defined benefit pension plans including interest rate risk, inflation risk, credit spread risk, equity risk and longevity risk. For details on our defined benefit pension obligation see Additional Note 34 "Employee Benefits".

Other Risks

In addition to the above risks, Market Risk Management has the mandate to monitor and manage market risks that arise from capital and liquidity risk management activities of our treasury department. Besides the structural foreign exchange capital hedging process this includes market risks arising from our equity compensation plans.

Market risks in our asset management activities in AWM, primarily results from principal guaranteed funds, but also from co-investments in our funds.

Economic Capital Usage for Our Nontrading Market Risk Portfolios per Business Area

Economic Capital Usage of Nontrading Portfolios by Business Division

in € m.	Dec 31, 2012	Dec 31, 2011	2012 increase (decrease) from 2011 in € m.	2012 increase (decrease) from 2011 in %
Corporate Banking & Securities	818	443	375	85
Global Transaction Banking	136	87	49	56
Asset & Wealth Management	1,235	1,257	(22)	(2)
Private & Business Clients	3,162	2,143	1,019	48
Non-Core Operations Unit	2,336	1,836	500	27
Consolidation & Adjustments	808	1,512	(704)	(47)
Total	8,495	7,278	1,217	17

Nontrading market risk economic capital usage totaled € 8.5 billion as of December 31, 2012, which is € 1.2 billion, or 17 %, above our economic capital usage at year-end 2011.

The increase was largely driven by the extension of nontrading market risk economic capital coverage to include material credit spread risks in the banking book and a higher capital charge for the guaranteed funds portfolio, partially offset by higher diversification benefit with other risk types as well as lower economic capital usage due to various asset disposals.

The increase in CB&S nontrading market risk economic capital was mainly driven by an increase of economic capital for guaranteed funds.

The increase in economic capital usage for PBC and the NCOU was caused by the inclusion of credit spread risk exposure of Postbank's banking book investment portfolio into the coverage of the nontrading economic capital framework.

The major change in Consolidation & Adjustments was the decrease in economic capital for structural foreign exchange risk following a methodological extension to capture further diversification benefits with other components of our ICAAP framework.

Carrying Value and Economic Capital Usage for Nontrading Market Risk Portfolios

Carrying Value and Economic Capital Usage for Nontrading Portfolios

in € bn.	Carrying value Dec 31, 2012	Carrying value Dec 31, 2011	Economic capital usage Dec 31, 2012	Economic capital usage Dec 31, 2011
Strategic Investments	3.0	2.9	1.2	1.2
Alternative Assets	5.7	6.9	2.0	2.2
Principal Investments	2.1	2.6	0.9	0.9
Other Non Strategic Investment Assets	3.6	4.3	1.1	1.3
Other nontrading market risks[1]	N/A	N/A	5.3	3.9
Total	8.7	9.8	8.5	7.3

[1] N/A indicates that the risk is mostly related to off-balance sheet and liabilities items.

The total economic capital figures for nontrading market risk currently do not take into account diversification benefits between the different asset categories except for those of equity compensation, structural foreign exchange risk, pension risk and banking book credit spread risks.

- Strategic Investments. Economic capital usage was mainly driven by our participation in Hua Xia Bank Company Limited.
- Alternative assets. The nontrading market risk economic capital decreased during 2012 mainly driven from further de-risking initiatives within the alternative assets portfolio.
- Other nontrading market risks:
  - Interest Rate Risk. Besides the allocation of economic capital to residual outright interest rate risk in the nontrading market risk portfolio, a main component in this category is the maturity transformation of

contractually short term deposits. The effective duration of contractually short term deposits is based upon observable client behavior, elasticity of deposit rates to market interest rates ("DRE"), volatility of deposit balances and Deutsche Bank's own credit spread. Economic capital is derived by stressing modelling assumptions in particular the DRE – for the effective duration of overnight deposits. Behavioral and economic characteristics are taken into account when calculating the effective duration and optional exposures from our mortgages businesses. In total the economic capital usage for December 31, 2012 was € 1.4 billion predominantly driven by PBC including Postbank, BHW and Deutsche Bank Bauspar, versus € 1.5 billion as of December 31, 2011.
- Credit Spread Risk. Economic capital charge for portfolios in the banking book subject to material credit spread risk. Economic capital usage was € 1.6 billion as of December 31, 2012.
- Equity Compensation Risk. Risk arising from structural short position in our own share price arising from restricted equity units. The economic capital usage was € (303) million as of December 31, 2012 on a diversified basis, compared to € (101) million as of December 31, 2011. The negative contribution to our diversified economic capital was derived from the fact that a reduction of our share price in a downside scenario as expressed by economic capital calculation methodology would reduce the negative impact on our capital position from the equity compensation liabilities.
- Pension Risk. Risk arising from our defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. The economic capital usage was € 340 million and € 191 million as of December 31, 2012 and December 31, 2011 respectively.
- Structural foreign exchange risk. Our foreign exchange exposure arising from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries. Our economic capital usage was € 828 million as of December 31, 2012 on a diversified basis versus € 1.5 billion as of December 31, 2011.
- Guaranteed Funds. The increase in economic capital usage to € 1.4 billion as of December 31, 2012 was triggered predominately by the higher capital charge for long duration guarantee funds as a result of the persistent low interest rate environment as well as asset allocation adjustments. As of December 31, 2011 the economic capital amounted to € 931 million.

Accounting and Valuation of Equity Investments

Outside of trading, equity investments which are neither consolidated for regulatory purposes nor deducted from our regulatory capital are held as equity positions in the regulatory banking book. In our consolidated balance sheet, these equity investments are either classified as "Financial assets available for sale ("AFS")" or "Equity method investments". Only an immaterial amount of financial assets designated at fair value through profit and loss which are equity interests is included in the banking book. These investments are not addressed in this section.

For details on our accounting and valuation policies related to AFS equity instruments and investments in associates and joint ventures please refer to Notes 01 "Significant Accounting Policies", 15 "Financial Instruments carried at Fair Value" and 18 "Equity Method Investments".

Equity Investments Held

The following section on Equity Investments Held, ending on page 154, presents specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures. As such this section is labeled unaudited.

The tables below present IFRS classifications and the gains (losses) for equity investments held. These equity investments principally constitute equity positions in the regulatory banking book or capital deductions according to Section 10 (6) KWG. However, the following aspects need to be considered when comparing the equity investments held – presented below – with the equity position in the regulatory banking book:

- Equity investments held by entities, which are consolidated for IFRS purposes but not consolidated for regulatory purposes, are included in the tables.
- Entities holding equity investments which are considered for regulatory purposes but not consolidated according to IFRS, do not provide IFRS balance sheet and profit or loss information, and are excluded

from these tables. The regulatory exposure value ("EAD") of these excluded equity investments amounted to € 246 million as of December 31, 2012, and € 116 million as of December 31, 2011.
- Other positions like equity underlyings resulting from derivative transactions or certain subordinated bonds which from a regulatory point of view are also assigned to the exposure class "Equity in the banking book" are excluded from the tables. Their EAD amounted to € 217 million as of December 31, 2012, and € 327 million as of December 31, 2011.
- The regulatory equity position includes € 3.2 billion EAD as of December 31, 2012, and € 2.5 billion EAD as of December 31, 2011, in respect of equity investments which are Group-internal from an IFRS perspective.
- "Non-exchange-traded positions" combine the two regulatory equity classes "Non-exchange-traded, but belonging to an adequately diversified equity portfolio" and "Other equity positions" according to Section 78 SolvV.

Equity Investments According to IFRS Classification

		Carrying value
in € m.	Dec 31, 2012	Dec 31, 2011
Financial assets available for sale equity instruments	1,102	1,591
Exchange-traded positions	468	345
Non-exchange-traded positions	634	1,246
Equity method investments	3,735	3,813
Exchange-traded positions	2,395	2,227
Non-exchange-traded positions	1,340	1,586
Total equity investments	4,837	5,404

A difference between the carrying value of the investment positions and their fair value was only observable for the exchange-traded equity method investments, which had a carrying value of € 2.4 billion and a fair value of € 1.8 billion as of December 31, 2012.

Realized Gains (Losses) in the Reporting Period and Unrealized Gains (Losses) at Year-end from Equity Investments

in € m.	2012	2011
Gains and losses on disposal	360	204
Impairments	(411)	(625)
Pro-rata share of net income (loss)	397	222
Total realized gains (losses) from equity investments	346	(199)
	Dec 31, 2012	Dec 31, 2011
Unrealized revaluation gains (losses)	335	450
Difference between carrying value and fair value	(568)	(152)
Total unrealized gains (losses) from equity investments	(233)	298

For AFS equity investments, the components considered are realized gains and losses from sales and liquidations as well as unrealized revaluation gains and losses and impairments. For equity method investments, the gain and loss elements consist of realized gains and losses from sales and liquidations, pro-rata share of net income (loss), impairments and unrealized revaluation gains (losses) in form of the differences between carrying amounts and fair values. In this respect, the realized gains (losses) on disposals, the impairments and the pro-rata share of net income (loss) are referring to the reporting period 2012 and 2011 whereas the unrealized revaluation gains (losses) as well as the difference between the carrying values and the fair values for the at equity investments represent the amounts as of December 31, 2012, and December 31, 2011.

The valuation gains (losses) presented are in relation to equity investments. Overall the unrealized gains (losses) on listed securities as to be determined for regulatory purposes were € 122 million as of December 31, 2012, 45 % of which was included in Tier 2 capital, and € 155 million as of December 31, 2011, 45 % of which was included in Tier 2 capital.

Operational Risk

Definition of Operational Risk

Operational risk is the potential for failure (incl. the legal component) in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships.

Particular prominent examples of operational risks are the following:

- Fraud Risk arises from an intentional act or omission involving dishonesty, for personal and/or business gain or to avoid personal and/or business loss such as falsification and/or alteration of records and/or reports, facilitation, breach of trust, intentional omission, misrepresentation, concealment, misleading, and abuse of position in order to obtain personal gain, business advantage and/or conceal improper/unauthorized activity.
- Business Continuity Risk is the risk of incurring losses resulting from the interruption of normal business activities. Interruptions can be caused by: deliberate acts such as sabotage, terrorism, bomb threats, strikes, riots and assaults on the bank's staff; natural calamities such as hurricanes, snow storms, floods, and earthquakes; or other unforeseen incidents such as accidents, fires, explosions, utility outrages, and political unrest.
- Regulatory Compliance Risk is the potential that we may incur regulatory sanctions (such as restrictions on business activities or enhanced reporting requirements), financial and/or reputational damage arising from its failure to comply with applicable laws, rules and regulations.
- Information Technology Risk is the risk that our Information Technology will lead to quantifiable losses. This comes from inadequate information technology and processing in terms of manageability, exclusivity, integrity, controllability, and continuity.
- Outsourcing (Vendor) Risk arises from adverse events and risk concentrations due to failures in vendor selection, insufficient controls and oversight over a vendor and/or services provided by a vendor and other impacts to the vendor which could not happen to us by nature, severity or frequency.

Legal Risk can materialize in any of the above risk categories. This is due to the fact that in each category we may be the subject of a claim or proceedings alleging non-compliance with legal or statutory responsibilities and/or losses allegedly due to inaccurately drafted contracts.

Operational risk excludes business and reputational risk.

Organizational Structure

The Head of Operational Risk Management ("ORM") chairs the Operational Risk Management Committee ("ORMC"), which is a permanent sub-committee of the Risk Executive Committee and is composed of the operational risk officers from our business divisions and our infrastructure functions. It is the main decision-making committee for all operational risk management matters.

While the day-to-day operational risk management lies with our business divisions and infrastructure functions, the Operational Risk Management function manages the cross divisional and cross regional operational risk as well as risk concentrations and promotes a consistent application of our operational risk management strategy across the bank. Based on this Business Partnership Model we aim to maintain close monitoring and high awareness of operational risk.

Managing Our Operational Risk

We manage operational risk based on a group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and systematically identify operational risk themes and concentrations to define risk mitigating measures and priorities. The global operational risk framework is applicable to all risk types included in the definition for operational risk and thus also applies to each of the above defined individual risk types. The newly established business division NCOU fully applies our global operational risk framework.

In order to cover the broad range of operational risk as outlined in the definition of operational risk, our framework applies a number of techniques. These aim to efficiently manage the operational risk in our business and are used to identify, assess and mitigate operational risk.

The applied techniques are:

- The continuous collection of operational risk loss events is a prerequisite for operational risk management including detailed analyses, definition of mitigating actions and timely information to senior management. We collect all losses above € 10,000 in our "db-Incident Reporting System" ("dbIRS").
- Our Lessons Learned process is required for events, including near misses, above € 1 million. This process includes but is not limited to:
  - systematic risk analyses including a description of the business environment in which the loss occurred, including previous events, near misses and event specific Key Risk Indicators ("KRI"),
  - consideration of any risk management decisions in respect of the specific risk taken,
  - root cause analyses,
  - identification of control improvements and other actions to prevent and/or mitigate recurrence, and
  - assessment of the residual operational risk exposure.

  The Lessons Learned process serves as an important mean to identify inherent areas of risk and to define appropriate risk mitigating actions. All corrective actions are captured and monitored for resolution via actions plans in our tracking system "dbTrack". Performance of all corrective actions and their resolution status is reported on a monthly basis to senior management via the ORMC.
- We systematically utilize information on external events occurring in the banking industry to prevent similar incidents from happening to us, e. g. by particular deep dive analysis or risk profile reviews.
- In addition to internal and external loss information, scenarios are utilized and actions are derived from them. The set of scenarios consists of relevant external scenarios provided by a public database and internal scenarios. The latter are generated to complete our risk profile.
- Regular operational risk profile reports at group level for our business divisions, the countries in which we operate and our infrastructure functions are reviewed and discussed with the department's senior management. The regular performance of the risk profile reviews enables us to detect changes to the business unit's risk profiles as well as risk concentrations across the Group early and to take corrective actions.
- We assess and approve the impact of changes to our risk profile as a result of new products, outsourcings, strategic initiatives and acquisitions and divestments.
- Once operational risks are identified, mitigation is required following the "as low as reasonably practicable (ALARP)" principle by balancing the cost of mitigation with the benefits thereof and formally accepting the residual operational risk. Risks which contravene applicable national or international regulations and legislation cannot be accepted; once identified, such risks must always be mitigated.
- We monitor risk mitigating measures identified via operational risk management techniques for resolution within our tracking tool "dbTrack". Higher than important residual operational risks need to be accepted by the ORMC.
- We perform top risk analyses in which the results of the aforementioned activities are considered. The Top Risk Analyses are a primary input for the annual operational risk management strategy and planning process. Besides the operational risk management strategic and tactical planning we define capital and expected loss targets which are monitored on a regular basis within a quarterly forecasting process.
- KRIs are used to monitor the operational risk profile and alert the organization to impending problems in a timely fashion. They allow via our tool "dbScore" the monitoring of the bank's control culture and business environment and trigger risk mitigating actions. KRIs facilitate the forward looking management of operational risk based on early warning signals returned by the KRIs.
- In our bottom-up Self Assessment ("SA") process, which is conducted at least annually, areas with high risk potential are highlighted and risk mitigating measures to resolve issues are identified. In general, it is

performed in our tool "dbSAT". On a regular basis we conduct risk workshops aiming to evaluate risks specific to countries and local legal entities we are operating in and take appropriate risk mitigating actions.

Additional methodologies and tools implemented by the responsible divisions are utilized to complement the global operational risk framework and specifically address the individual risk types. These include but are not limited to:

- Legal Risk Lessons Learned process: The Legal Department is responsible for managing the legal and reputational risk associated with the bank's litigation and regulatory enforcement matters. The Legal Department discharges this responsibility through the management and supervision of these matters by the litigation and regulatory enforcement attorneys ("LRAs") assigned to them, and the regional and global supervision of those LRAs within the Legal Department. The LRAs day-to-day management and oversight of litigation and regulatory enforcement matters may provide a unique perspective on historical practices, possible legal and reputational risk that may result from such historical practices and possible steps that may be taken to mitigate such future risks. Within the operational risk management framework a specific Lessons Learned process for Legal losses is conducted to consider the lessons learned from litigation and regulatory enforcement actions. This includes permanent involvement of Legal, ORM and the Divisional Operational Risk Officers ("DOROs").
- The operational risk in Outsourcing Risk is managed by the Internal Relocation and Outsourcing ("IRO") Process and documented in the IRO database. The outsourcing risk is assessed and managed for all outsourcing arrangements individually following the Smartsourcing Risk Management Policy and the overall ORM framework. A broad governance structure is established to promote appropriate risk levels.
- Fraud Risk is managed based on section 25a of the German Banking Act as well as other legal and regulatory requirements on a risk based approach, governed by the Global Anti Fraud Policy and corresponding Compliance and Anti-Money-Laundering (AML) framework. In line with regulatory requirements a global risk assessment is performed on a regular basis. Within the general management of operational risks dedicated Fraud Risk relevant aspects are part of the Self Assessments.
- We manage Business Continuity ("BC") Risk with our Business Continuity Management ("BCM") Program, which outlines core procedures for the relocation or the recovery of operations in response to varying levels of disruption. Within this program each of our core businesses functions and infrastructure groups institute, maintain and periodically test business continuity plans ("BC Plans") to promote continuous and reliable service. The BCM Program has defined roles and responsibilities, which are documented in corporate standards. Compliance with these standards is monitored regionally by dedicated business continuity teams. Reporting to the Group Resiliency Steering Committee (the delegated authority from the Management Board) is a quarterly requirement. Furthermore, key information of the established BCM control environment is used within the general operational risk management for KRIs.
- The operational risk in Technology Risk is managed within the technology area following international standards for IT management. Applications and IT infrastructure are catalogued and assessed on a regular basis and stability monitoring is established. Key outcomes of the established assessment and control environment are used within the general management or operational risks for KRIs and SAs.

Measuring Our Operational Risks

We calculate and measure the regulatory and economic capital for operational risk using the internal Advanced Measurement Approach ("AMA") methodology. Our AMA capital calculation is based upon the loss distribution approach ("LDA"). Gross losses from historical internal and external loss data (Operational Riskdata eXchange Association ("ORX") consortium data), adjusted for direct recoveries, and external scenarios from a public database complemented by internal scenario data are used to estimate the risk profile (that is, a loss frequency and a loss severity distribution). Thereafter, the frequency and severity distributions are combined in a Monte Carlo simulation to generate losses over a one year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo simulation. Correlation and diversification benefits are applied to the net losses in a manner compatible with regulatory requirements to arrive at a net loss distribution at the Group level covering expected and unexpected losses. Capital is then allocated to each of the business divisions and both a qualitative adjustment ("QA") and an expected loss deduction are made.

The qualitative adjustment reflects the effectiveness and performance of the day-to-day operational risk management activities via KRIs and Self Assessment scores focusing on the business environment and internal control factors. The qualitative adjustment is applied as a percentage adjustment to the final capital number. This approach makes qualitative adjustment transparent to the management of the businesses and provides feedback on their risk profile as well as on the success of their management of operational risk. It thus provides incentives for the businesses to continuously improve the management of operational risks in their areas.

The expected loss ("EL") for operational risk is based on historical loss experience and expert judgment considering business changes denoting the expected cost of operational losses for doing business. To the extent it is considered in the divisional business plans it is deducted from the AMA capital figure. The unexpected losses per business division (after QA and expected loss) are aggregated to produce the Group AMA capital figure.

Economic capital is derived from the 99.98 % percentile and allocated to the business divisions and used in performance measurement and resource allocation, providing an incentive to manage operational risk, optimizing economic capital utilization. The regulatory capital operational risk applies the 99.9 % percentile.

Since December 2007, we have maintained approval by the BaFin to use the AMA. In 2012, the integration of Postbank into our group-wide framework was finalized. We are waiting for regulatory approval to integrate Postbank into our regulatory capital calculation.

The economic capital usage for operational risk increased by € 172 million, or 3.5 %, to € 5 billion as of December 31, 2012.

Economic Capital Usage for Operational Risk by Business Division

			2012 increase (decrease) from 2011	
in € m.	Dec 31, 2012	Dec 31, 2011	in € m.	in %
Corporate Banking & Securities	2,049	2,710	(661)	(24)
Global Transaction Banking	38	64	(26)	(41)
Asset & Wealth Management	559	544	15	3
Private & Business Clients	227	239	(12)	(5)
Non-Core Operations Unit	2,145	1,289	856	66
Total economic capital usage for operational risk	5,018	4,846	172	4

The increase is primarily due to higher industry operational risk loss experience, the integration of BHF-BANK into our AMA model in the first quarter 2012, as well as a model refinement in the second quarter 2012. The capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the current financial crisis.

At the beginning of 2012, the sub-allocation methodology within CB&S was changed and increased the capital for the part that was later merged into NCOU.

Our Operational Risk Management Stress Testing Concept

We conduct stress testing on a regular basis and separate from our AMA methodology to analyze the impact of extreme situations on our capital and the profit-and-loss account. In 2012, Operational Risk Management took part in all firm-wide stress test scenarios and assessed and contributed the Operational Risk impact to the various stress levels of the scenarios. The Operational Risk impact to stress test scenarios has been moderate and remained in the expected range in regards to capital, but intense for simulated low-frequency high-impact event hits to the Consolidated Statement of Income.

Our AMA Model Validation and Quality Assurance Review Concept

We independently validate all our AMA model components such as but not limited to scenario analysis, KRIs and Self Assessments, Expected Loss and internal loss data individually. The results of the validation exercise are summarized in validation reports and issues identified are followed up for resolution. This promotes enhancement of the methodologies. The validation activities performed in 2012 showed that our AMA model components are valid and regulatory compliant.

Quality Assurance Reviews are performed for management decisions as well as AMA components requiring data input provided by business divisions and result in capital impact. The AMA components data and documentation is challenged and compared across business divisions to help us maintain consistency and adequacy for any capital calculation.

Role of Corporate Insurance/Deukona

The definition of our insurance strategy and supporting insurance policy and guidelines is the responsibility of our specialized unit Corporate Insurance/Deukona (CI/D). CI/D is responsible for our global corporate insurance policy which is approved by our Management Board.

CI/D is responsible for acquiring insurance coverage and for negotiating contract terms and premiums. CI/D also has a role in the allocation of insurance premiums to the businesses. CI/D specialists assist in devising the method for reflecting insurance in the capital calculations and in arriving at parameters to reflect the regulatory requirements. They validate the settings of insurance parameters used in the AMA model and provide respective updates. CI/D is actively involved in industry efforts to reflect the effect of insurance in the results of the capital calculations.

We buy insurance in order to protect ourselves against unexpected and substantial unforeseeable losses. The identification, definition of magnitude and estimation procedures used are based on the recognized insurance terms of "common sense", "state-of-the-art" and/or "benchmarking". The maximum limit per insured risk takes into account the reliability of the insurer and a cost/benefit ratio, especially in cases in which the insurance market tries to reduce coverage by restricted/limited policy wordings and specific exclusions.

We maintain a number of captive insurance companies, both primary and re-insurance companies. However, insurance contracts provided are only considered in the modeling/calculation of insurance-related reductions of operational risk capital requirements where the risk is re-insured in the external insurance market.

The regulatory capital figure includes a deduction for insurance coverage amounting to € 474 million as of December 31, 2012. Currently, no other risk transfer techniques beyond insurance are recognized in the AMA model.

CI/D selects insurance partners in strict compliance with the regulatory requirements specified in the Solvency Regulations and the Operational Risks Experts Group recommendation on the recognition of insurance in advanced measurement approaches. The insurance portfolio, as well as CI/D activities, is audited by Group Audit on a risk-based approach.

Liquidity Risk

Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2012. As of year end 2012, Postbank's liquidity risk management framework is now integrated within that of the overall Deutsche Bank Group, and as such we no longer include a separate discussion of Liquidity Risk at Postbank (see 2011 Financial Report/Risk Report). Postbank is therefore reflected within the following sections on a consistent basis with all other group entities.

Liquidity Risk Management Framework

The Management Board defines our liquidity risk strategy, and in particular our tolerance for liquidity risk based on recommendations made by Treasury and the Capital and Risk Committee. At least once every year the Management Board will review and approve the limits which are applied to the Group to measure and control liquidity risk as well as our long-term funding and issuance plan.

Our Treasury function is responsible for the management of our liquidity and funding risk globally as defined in the liquidity risk strategy. Our liquidity risk management framework is designed to identify, measure and manage our liquidity risk position. Our overall liquidity and funding is being reported to the Management Board at least weekly via a Liquidity Scorecard. Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with access to secured and unsecured funding sources. Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) and our issuance strategy.

Our cash-flow based reporting system provides daily liquidity risk information to global and local management.

Stress testing and scenario analysis plays a central role in our liquidity risk management framework. This also incorporates an assessment of asset liquidity, i.e., the characteristics of our asset inventory, under various stress scenarios as well as contingent funding requirements from off-balance-sheet commitments. The monthly stress testing results are used to calibrate our short-term wholesale funding profile limits (both unsecured and secured) and thereby ensure we remain within the Board's overall liquidity risk tolerance.

Short-term Liquidity and Wholesale Funding

Our group-wide reporting system tracks all contractual cash flows from wholesale funding sources on a daily basis over a 12-month horizon. We consider as wholesale funding for this purpose unsecured liabilities raised primarily by our Global Markets Finance business as well as secured liabilities primarily raised by our Global Markets Finance and Equities businesses. Such liabilities primarily come from corporates, banks and other financial institutions, governments and sovereigns. Wholesale funding profile limits, which are calibrated against our stress testing results and are approved by the Management Board according to internal governance, express our maximum tolerance for liquidity risk. The wholesale funding limits apply to the respective cumulative global cash outflows as well as the total volume of unsecured wholesale funding and are monitored on a daily basis. Our Liquidity Reserves are the primary mitigant against stresses in short-term wholesale funding markets. At an individual entity level we may set liquidity outflow limits across a broader range of cash flows where this is considered to be meaningful or appropriate.

Funding Diversification

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our most stable funding sources are capital markets and equity, retail, and transaction banking clients. Other customer deposits and borrowing from wholesale clients are additional sources of funding. Discretionary wholesale funding represents unsecured wholesale liabilities sourced primarily by our Global Markets Finance business. Given the relatively short-term nature of these liabilities, they are primarily used to fund cash and liquid trading assets.

To ensure the additional diversification of our refinancing activities, we hold a Pfandbrief license allowing us to issue mortgage Pfandbriefe.

In 2012 we continued to focus on increasing our most stable funding components, and we have seen increases of € 12.2 billion (4.4 %) and € 21.4 billion (12.4 %) from retail and transaction banking clients respectively. We maintain access to short-term wholesale funding markets, on both a secured and unsecured basis.

Discretionary wholesale funding comprises a range of unsecured products e.g. Certificates of Deposit (CDs), Commercial Paper (CP) as well as term, call and overnight deposits across tenors primarily up to one year. In addition, included within Financing Vehicles, is € 8.6 billion of asset-backed commercial paper (ABCP) issued through conduits.

The overall volume of discretionary wholesale funding and secured funding fluctuated between reporting dates based on our underlying business activities. Higher volumes, primarily in secured funding transactions, are largely driven by increased client related securities financing activities as well as intra quarter growth in liquid trading inventories. We reduced the volume of discretionary wholesale funding during the year by € 40.0 billion. This reduction was a consequence of the increase in more stable funding sources combined with a decrease, on a like for like basis, in Liquidity Reserves.

To avoid any unwanted reliance on these short-term funding sources, and to ensure a sound funding profile at the short end, which complies with the defined risk tolerance, we have implemented limit structures (across tenor) to these funding sources, which are derived from our stress testing analysis.

The following chart shows the composition of our external funding sources that contribute to the liquidity risk position as of December 31, 2012 and December 31, 2011, both in EUR billion and as a percentage of our total external funding sources.

Composition of external funding sources
In € bn.


300
225
150
75
0
202
213
291
279
194
173
109
110
93
133
193
202
18
23
18% 19%
26% 24%
18% 15%
10% 10%
8% 12%
18% 18%
2% 2%
Capital Markets and Equity
Retail
Transaction Banking
Other Customers[1]
Discretionary Wholesale
Secured Funding and Shorts
Financing Vehicles[2]
December 31, 2012: total € 1,101 billion
December 31, 2011: total € 1,133 billion

1 Other includes fiduciary, self-funding structures (e.g. X-markets), margin / Prime Brokerage cash balances (shown on a net basis)
2 Includes ABCP-Conduits.
Reference: Reconciliation to total balance sheet: Derivatives & settlement balances € 786 billion (€ 899 billion), add-back for netting effect for Margin & Prime Brokerage cash balances (shown on a net basis) € 70 billion (€ 73 billion), other non-funding liabilities € 54 billion (€ 59 billion) for December 31, 2012 and December 31, 2011 respectively; figures may not add up due to rounding.

The following table shows the contractual maturity of our short-term wholesale funding (comprising discretionary wholesale funding plus asset-backed commercial paper), as well as our capital markets issuance (of which 33 % is to retail customers).

Maturity of wholesale funding and capital markets issuance

Dec 31, 2012

in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total
Deposits from banks	24,627	5,820	2,542	870	33,859	25	214	34,098
Deposits from other customers	20,776	1,996	779	465	24,015	185	294	24,495
CDs and CP	9,978	14,880	5,329	3,625	33,812	283	183	34,277
ABCP	4,552	3,721	376	–	8,649	–	–	8,649
Senior unsecured vanilla debt	1,972	4,921	5,101	4,489	16,483	6,929	37,419	60,832
Senior unsecured structured debt	969	1,271	1,331	2,640	6,210	4,611	21,184	32,005
Covered bonds/ABS	1,501	1,120	–	11	2,631	3,555	25,316	31,502
Subordinated liabilities	2,180	4,704	1,750	1,262	9,898	1,069	11,940	22,906
Other	7	33	12	6	58	18	227	303
Total[1]	66,563	38,465	17,220	13,368	135,616	16,675	96,777	249,068
Of which secured	6,053	4,841	376	11	11,281	3,555	25,316	40,152
Of which unsecured	60,509	33,625	16,844	13,357	124,335	13,120	71,461	208,917

[1] Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised.

The total volume (€ 135.6 billion) of maturing wholesale liabilities and capital markets issuance maturing within one year should be viewed in the context of our total Liquidity Reserves of € 232.2 billion.

Funding Matrix

We map all funding-relevant assets and all liabilities into time buckets corresponding to their economic maturities to compile a maturity profile (funding matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we determine individual liquidity profiles reflecting their relative liquidity value. We take assets and liabilities from the retail bank (mortgage loans and retail deposits) that show a behavior of being renewed or prolonged regardless of capital market conditions and assign them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The funding matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The funding matrix analysis together with the strategic liquidity planning process, which forecasts the funding supply and demand across business units, provides the key input parameter for our annual capital market issuance plan. Upon approval by the Management Board the capital market issuance plan establishes issuing targets for securities by tenor, volume and instrument. As of the year-end 2012, we were long funded in each of the annual time buckets of the funding matrix (>1 year to >10 year).

Funding Markets and Capital Markets Issuance

Credit markets over 2012 continued to be marked by overall macro-economic developments and the eurozone sovereign crisis. Our 5 year CDS traded within a range of 92 – 222 bps, peaking in July. Since then, the spread has declined and as of year-end was trading close to its lows for the year. The spreads on our bonds exhibited similar volatility. For example, our 5 year EUR benchmark (5.125 % coupon, maturing in August 2017) traded in a range of 40 – 163 bps, also closing the year close to its lows.

Our 2012 funding plan of € 15.0 – 20.0 billion, comprising debt issuance with an original maturity in excess of one year, was completed in early September and we concluded 2012 having raised € 17.9 billion in term funding. This funding was broadly spread across the following funding sources: unsecured benchmark issuance (€ 3.1 billion), unsecured retail-targeted issuance (€ 5.9 billion), unsecured private placements (€ 6.8 billion) and covered bond or Pfandbrief issuance (€ 2.0 billion). Of the € 17.9 billion total, the majority was in EUR (€ 10.2 billion). We also issued € 6.2 billion in USD and smaller amounts in JPY and GBP. In addition to direct issuance, we use long-term cross currency swaps to manage our funding needs outside of EUR. Our investor base comprised retail customers (33 %), banks (25 %), asset managers and pension funds (15 %), insurance companies (6 %) and other, including institutional investors (21 %). The geographical distribution was split between Germany (28 %), Rest of Europe (31 %), US (21 %), Asia Pacific (16 %) and Other (4 %). Of our total capital markets issuance outstanding as of December 31, 2012, approximately 80 % was issued on an unsecured basis.

The average spread of our issuance over the relevant floating index (e.g., Libor) was 64 bps for the full year with an average tenor of 4.2 years. Our issuance activities were evenly spread over the first three quarters with volumes reducing in the fourth quarter as we completed our plan. We issued the following volumes over each quarter: € 5.7 billion, € 4.8 billion, € 5.5 billion and € 1.9 billion, respectively.

In 2013, our funding plan is up to € 18.0 billion which we plan to cover by accessing the above four sources, without being overly dependent on any one source. We also plan to raise a portion of this funding in USD and may enter into cross currency swaps to manage any residual requirements. We have total capital markets maturities, excluding legally exercisable calls of approximately € 24.0 billion in 2013.

For information regarding the maturity profile of our wholesale funding and capital markets issuance please refer to the previous table.

Transfer Pricing

We operate a transfer pricing framework that applies to all businesses and ensures pricing of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their funding maturity and (iii) contingent liquidity exposures in accordance with the cost of providing for commensurate liquidity reserves to fund unexpected cash requirements.

Within this transfer pricing framework we allocate funding and liquidity risk costs and benefits to the firm's business units and set financial incentives in line with the firm's liquidity risk guidelines. Transfer prices are subject to liquidity (term) premiums depending on market conditions. Liquidity premiums are set by Treasury and picked up by a segregated liquidity account. The Treasury liquidity account is the aggregator of long-term liquidity costs. The management and cost allocation of the liquidity account is the key variable for transfer pricing funding costs within Deutsche Bank.

Liquidity Reserves

Liquidity Reserves comprise available cash and cash equivalents, highly liquid securities (includes government, agency and government guaranteed) as well as other unencumbered central bank eligible assets. The volume of the Liquidity Reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we will largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of Liquidity Reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity Reserves only include assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our Liquidity Reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

The following table presents the composition of our Liquidity Reserves for the dates specified. As of December 31, 2012, Liquidity Reserves were € 232 billion (now including Postbank with € 26 billion following integration). The December 31, 2011 comparative amounts do not include Postbank. Excluding Postbank, we saw a decrease in our Liquidity Reserves of € 16 billion. The primary driver of this was a reduction of € 40 billion in our discretionary wholesale funding during the year, offset by growth in more stable funding sources. Excluding Postbank, our average Liquidity Reserves during the year were € 211 billion.

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

		Dec 31, 2012	Dec 31, 2011
in € bn.	Carrying Value	Liquidity Value	Carrying Value
Available cash and cash equivalents (held primarily at central banks)	128	128	140[1]
Parent (incl. foreign branches)	112	112	133
Subsidiaries	16	16	7
Highly liquid securities (includes government, government guaranteed and agency securities)	91	82	65
Parent (incl. foreign branches)	56	52	56
Subsidiaries	35	30	9
Other unencumbered central bank eligible securities	13	10	18
Parent (incl. foreign branches)	12	9	18
Subsidiaries	1	1	0
Total liquidity reserves	232	220	223[1]
Parent (incl. foreign branches)	180	173	207
Subsidiaries	52	47	16

1 Amounts previously disclosed for December 31, 2011 have been adjusted to include also liquidity reserves which cannot be freely transferred across the group, but which are available to mitigate stress outflows in the entities in which they are held.

The above represents those assets that are unencumbered and which could most readily be used as a source of liquidity over a short-term stress horizon. Carrying value represents market value of Liquidity Reserves. Liquidity value represents the value we give to our Liquidity Reserves, post haircut, under our combined stress scenario assumptions. For an analysis of the pledged assets on the balance sheet, please refer to Note 22 "Assets Pledged and Received as Collateral".

Stress Testing and Scenario Analysis

We use stress testing and scenario analysis to evaluate the impact of sudden and severe stress events on our liquidity position. The scenarios we apply have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events, as well as the lessons learned from the latest financial markets crisis.

They include the prolonged term money-market and secured funding freeze, collateral repudiation, reduced fungibility of currencies, stranded syndications as well as other systemic knock-on effects. The scenario types cover institution-specific events (e.g. rating downgrade), market related events (e.g. systemic market risk) as well as a combination of both, which links a systemic market shock with a multi-notch rating downgrade. We apply stress scenarios to selected significant currencies and entities. Those scenarios are subject to regular reviews and reappraisal.

Under each of these scenarios we assume a high degree of rollovers of maturing loans to non-wholesale customers (in order to support franchise value) whereas the rollover of liabilities will be partially or fully impaired resulting in a funding gap. In this context wholesale funding from the most risk sensitive sources (including unsecured funding from commercial banks, money market mutual funds, as well as asset backed commercial paper) is assumed to contractually roll off in the acute phase of stress. In addition we analyze the potential funding requirements from contingent risks which could materialize under stress. Those include drawings of credit facilities, increased collateral requirements under derivative agreements as well as outflows from deposits with a contractual rating trigger. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Countermeasures would include our Liquidity Reserves, as well as potential further asset liquidity from other unencumbered securities. Stress testing is conducted at a global and individual country level and across significant non-eurozone currencies. We review stress-test assumptions at least annually and have increased the severity of a number of these assumptions through the course of 2012.

Stress testing is fully integrated in our liquidity risk management framework. For this purpose we use the contractual wholesale cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to all potential risk drivers from on balance sheet and off balance sheet products. Beyond the eight week time horizon we analyze on a monthly basis the impact of a more prolonged stress period extending out to twelve months. The liquidity stress testing provides the basis for the bank's contingency funding plan which is approved by the Management Board.

Our stress testing analysis assesses our ability to generate sufficient liquidity under extreme conditions and is a key input when defining our target liquidity risk position. The analysis is performed monthly. The following table shows stress testing results as of December 31, 2012. For each scenario, the table shows what our cumulative funding gap would be over an eight-week horizon after occurrence of the triggering event, how much counterbalancing liquidity we could generate via different sources as well as the resulting net liquidity position.

Stress Testing Results

in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position
Systemic market risk	39	217	178
Emerging markets	15	216	201
1 notch downgrade (DB specific)	45	222	177
Downgrade to A-2/P-2 (DB specific)	215	262	47
Combined[3]	227	255	28

1 Funding gap caused by impaired rollover of liabilities and other projected outflows.
2 Based on liquidity generation through Liquidity Reserves (after haircuts) and other countermeasures.
3 Combined impact of systemic market risk and downgrade to A-2/P-2.

The table below presents the amount of additional collateral required in the event of a one- or two-notch downgrade by rating agencies.

Additional Contractual Obligations

	Dec 31, 2012	
in € m.	One-notch downgrade	Two-notch downgrade
Contractual derivatives funding or margin requirements	3,593	6,912
Other contractual funding or margin requirements	544	1,080

With the increasing importance of liquidity management in the financial industry, we maintain an active dialogue with central banks, supervisors, rating agencies and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and support efforts to create industry-wide standards to evaluate and manage liquidity risk at financial institutions. In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the Banking Act and regulations issued by the BaFin.

Maturity Analysis of Assets and Financial Liabilities

Treasury manages the maturity analysis of assets and liabilities. Modeling of assets and liabilities is necessary in cases where a product has no contractual maturity or the contractual maturity does not adequately reflect the liquidity risk position. The most significant example in this context would be deposits from retail and transaction banking customers which generally have no contractual maturity, yet have consistently displayed high stability throughout even the most severe financial crises.

The modeling profiles are part of the overall liquidity risk management framework (see section "Stress Test" for short-term liquidity positions ≤1yr and section "Funding Matrix" for long-term liquidity positions >1yr) which is defined and approved by the Management Board.

The following table presents a maturity analysis of our total assets based on carrying value and upon earliest legally exercisable maturity as of December 31, 2012.

Maturity analysis of the earliest contractual maturity of assets

Dec 31, 2012

in € m.	On demand	On demand to no more than 3 months	Over 3 months but no more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and deposits with banks	136,491	8,726	1,955	147,173	22	65	173	147,433
Central bank funds sold	–	–	–	–	–	–	–	–
Securities purchased under resale agreements	5,333	21,735	9,382	36,450	27	93	–	36,570
with banks	1,979	17,802	8,977	28,757	–	93	–	28,850
with customers	3,355	3,933	405	7,693	27	–	–	7,720
Retail	18	–	–	18	–	–	–	18
Corporates and other customers	3,337	3,933	405	7,675	27	–	–	7,702
Securities borrowed	23,740	111	–	23,851	96	–	–	23,947
with banks	2,760	39	–	2,800	–	–	–	2,800
with customers	20,980	71	–	21,051	96	–	–	21,147
Retail	0	0	–	0	–	–	–	0
Corporates and other customers	20,980	71	–	21,051	96	–	–	21,147
Financial assets at fair value through profit or loss – trading	1,032,422	125,654	13,202	1,171,279	4,831	10,227	14,545	1,200,881
Trading assets	245,538	–	–	245,538	–	–	–	245,538
Fixed-income securities and loans	171,106	–	–	171,106	–	–	–	171,106
Equitites and other variable-income securities	65,457	–	–	65,457	–	–	–	65,457
Other trading assets	8,975	–	–	8,975	–	–	–	8,975
Positive market values from derivative financial instruments	768,315	–	–	768,315	–	–	–	768,315
Financial assets designated at fair value through profit or loss	18,569	125,654	13,202	157,425	4,831	10,227	14,545	187,027
Securites purchased under resale agreements	10,256	107,589	5,798	123,643	880	339	126	124,987
Securities borrowed	8,166	15,373	4,765	28,304	–	–	–	28,304
Fixed-income securities and loans	146	2,687	1,363	4,196	2,890	6,665	9,418	23,169
Equities and other variable-income securities	–	–	22	22	1,013	2,978	4,906	8,919
Other financial assets designated at fair value through profit or loss	–	5	1,255	1,261	47	245	95	1,648
Positive market values from derivative financial instruments qualifying for hedge accounting	–	58	233	291	285	2,201	5,594	8,370
Financial assets available for sale	6	5,404	3,859	9,269	4,491	16,891	18,729	49,380
Fixed-income securities and loans	6	5,404	3,859	9,269	3,501	16,885	17,453	47,109
Equitites and other variable-income securities	–	–	–	–	990	5	1,275	2,271
Loans	29,414	58,129	37,940	125,483	26,769	64,749	180,277	397,279
to banks	1,996	6,968	6,205	15,169	2,957	6,755	2,239	27,120
to customers	27,419	51,161	31,735	110,314	23,813	57,994	178,038	370,158
Retail	5,194	12,688	8,075	25,957	7,396	19,603	129,379	182,335
Corporates and other customers	22,224	38,473	23,660	84,357	16,417	38,391	48,659	187,824
Other financial assets	100,815	751	321	101,887	2,619	162	1,365	106,033
Total financial assets	1,328,222	220,567	66,893	1,615,682	39,141	94,387	220,682	1,969,892
Other assets	20,471	–	–	20,471	329	727	20,910	42,437
Total assets	1,348,693	220,567	66,893	1,636,153	39,469	95,114	241,593	2,012,329

The following table presents a maturity analysis of our financial liabilities, off-balance sheet loan commitments and financial guarantees based upon an undiscounted cash flow analysis detailing the earliest contractual maturity or first call for all financial liabilities as of December 31, 2012, and 2011.

Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

Dec 31, 2012

in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	143,920	–	–	–	–
Interest bearing deposits	136,607	234,048	35,496	19,035	16,005
Trading liabilities[1]	54,914	–	–	–	–
Negative market values from derivative financial instruments[1]	752,706	–	–	–	–
Financial liabilities designated at fair value through profit or loss	56,277	79,238	6,741	4,864	5,309
Investment contract liabilities[2]	–	53	788	1,225	5,666
Negative market values from derivative financial instruments qualifying for hedge accounting[3]	89	123	92	178	3,192
Central bank funds purchased	2,585	631	252	–	–
Securities sold under repurchase agreements	22,950	8,796	1,230	–	–
Securities loaned	3,110	40	–	–	33
Other short-term borrowings	18,611	41,761	8,775	–	–
Long-term debt	857	15,157	27,188	73,950	59,841
Trust preferred securities	–	2,956	2,410	5,522	3,818
Other financial liabilities	132,620	4,262	235	584	114
Off-balance sheet loan commitments	94,006	–	–	–	–
Financial guarantees	4,470	–	–	–	–
Total[4]	1,423,723	387,065	83,207	105,358	93,978

1 Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. We believe that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within "on demand" which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.
2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 "Insurance and Investment Contracts" for more detail on these contracts.
3 Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.
4 The balances in the table do not agree to the numbers in our balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for us if we were required to repay all liabilities earlier than expected. We believe that the likelihood of such an event occurring is remote.

Dec 31, 2011

in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	99,047	–	–	–	–
Interest bearing deposits	163,620	277,462	30,600	21,736	16,008
Trading liabilities[1]	63,886	–	–	–	–
Negative market values from derivative financial instruments[1]	838,817	–	–	–	–
Financial liabilities designated at fair value through profit or loss	99,182	45,211	6,204	6,695	9,189
Investment contract liabilities[2]	–	604	840	1,338	4,643
Negative market values from derivative financial instruments qualifying for hedge accounting[3]	452	135	11	1,018	3,170
Central bank funds purchased	2,866	2,050	–	–	–
Securities sold under repurchase agreements	24,781	4,975	1,022	–	19
Securities loaned	7,643	38	–	–	451
Other short-term borrowings	48,879	15,471	1,330	–	–
Long-term debt	3,608	9,691	26,100	83,610	68,256
Trust preferred securities	–	167	3,163	5,966	6,359
Other financial liabilities	143,375	3,788	345	660	47
Off-balance sheet loan commitments	87,433	–	–	–	–
Financial guarantees	23,684	–	–	–	–
Total[4]	1,607,273	359,592	69,615	121,025	108,142

1 Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. We believe that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within "on demand" which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.
2 These are investment contracts where the policy terms and conditions result in their redemption value equalling fair value. See Note 39 "Insurance and Investment Contracts" for more detail on these contracts.
3 Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.
4 The balances in the table do not agree to the numbers in our balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for us if we were required to repay all liabilities earlier than expected. We believe that the likelihood of such an event occurring is remote.

Capital Management

Our Treasury function manages our capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital as well as specific capital requirements of rating agencies.

Regional capital plans covering the capital needs of our branches and subsidiaries are prepared on an annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Local Asset and Liability Committees further safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.

Our core currencies are euro, U.S. dollar and pound sterling. Treasury manages the sensitivity of our capital ratios against swings in core currencies. The capital invested into our foreign subsidiaries and branches in non-core currencies is largely hedged against foreign exchange swings, except for the Chinese yuan that we currently do not hedge. Treasury determines which currencies are to be hedged, develops suitable hedging strategies and finally executes these hedges.

Treasury is represented on the Investment Committee of the largest Deutsche Bank pension fund which sets the investment guidelines. This representation ensures that pension assets are aligned with pension liabilities, thus protecting our capital base.

Treasury constantly monitors the market for liability management trades. Such trades represent an anticyclical opportunity to create Common Equity Tier 1 capital by buying back our issuances below par.

Since the first quarter 2012, we used a changed methodology for allocating average active equity to the business segments and to Consolidation & Adjustments. The total amount allocated continues to be determined based on the higher of our overall economic risk exposure or regulatory capital demand. However, to reflect the further increased regulatory requirements under Basel 3, the internal demand for regulatory capital was derived by assuming a Common Equity Tier 1 ratio of 9.0 % (previously, this was calculated based on a Tier 1 capital ratio of 10 %). As a result, the amount of capital allocated to the segments has increased. From 2013 onwards, it is envisaged that the internal demand for regulatory capital will be derived based on a Common Equity Tier 1 ratio of 10 % at a Group level and assuming full implementation of Basel 3 rules, to further align the allocation of capital with our communicated capital and return on equity targets.

During the period from the 2011 Annual General Meeting (May 26, 2011) until the 2012 Annual General Meeting (May 31, 2012), we repurchased 42.3 million of our common shares, thereof none via derivatives. 38.9 million of the shares repurchased were used for equity compensation purposes and 3.4 million shares were used to increase our Treasury position for future equity compensation. We repurchased 14.9 million shares from January 1, 2012 until May 31, 2012, none of which via derivatives. In addition, we purchased 13.9 million physically settled call options in 2012 to hedge existing equity compensation awards, of which 10.6 million call options had an initial maturity of more than 18 months. As of the 2012 Annual General Meeting, the number of shares held in Treasury from buybacks totaled 10.9 million.

The 2012 Annual General Meeting granted our management board the authority to buy back up to 92.9 million shares before November 30, 2016. Thereof 46.5 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2011 Annual General Meeting. During the period from the 2012 Annual General Meeting until December 31, 2012, a total of 2.5 million shares were purchased, thereof none via derivatives. In the same period 13.4 million shares were used for equity compensation purposes. The number of shares held in Treasury from buybacks was less than 1 million as of December 31, 2012.

The 2012 Annual General Meeting further granted our Management Board the authority to create conditional capital by issuing 90 million shares with a face value of € 230.4 million within the next five years. The total face value of available conditional capital amounts to € 691.2 million (270 million shares). In addition, the authorized capital available to the Management Board has a total face value of € 1.2 billion (450 million shares).

Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of December 31, 2012, amounted to € 12.5 billion compared to € 12.7 billion as of December 31, 2011. This decrease was mainly due to the foreign exchange effects of the weaker U.S. dollar on the U.S. dollar denominated hybrid Tier 1 capital. In 2012, we neither raised nor redeemed any hybrid Tier 1 capital.

In 2012, we did not issue any lower Tier 2 capital (qualified subordinated liabilities). Profit participation rights amounted to € 1.1 billion as of December 31, 2012, compared to € 1.2 billion as of December 31, 2011. Total lower Tier 2 capital as of December 31, 2012, amounted to € 8.0 billion compared to € 9.4 billion as of December 31, 2011. Cumulative preferred securities amounted to € 0.3 billion as of December 31, 2012, unchanged from December 31, 2011.

Capital management at Postbank has been integrated into our group-wide capital management process.

Capital Adequacy

Since 2008, we have calculated and published consolidated capital ratios for the Deutsche Bank group of institutions pursuant to the Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"), which implemented the revised capital framework of the Basel Committee from 2004 ("Basel 2") into German law. Starting with December 31, 2011, the calculation of our capital ratios incorporates the amended capital requirements for trading book and securitization positions pursuant to the "Basel 2.5" framework, as implemented by the Capital Requirements Directive 3 and transposed into German law by the German Banking Act and the Solvency Regulation, representing the legal basis for our capital adequacy calculations also as of December 31, 2012.

Although the pending Capital Requirements Directive 4 ("CRD 4") legislation and the related Regulation on prudential requirements for credit institutions and investment firms ("Capital Requirements Regulation", short "CRR"), implementing the "Basel 3" framework into European law, have not yet entered into force, we make use of the terms from the Basel 3 framework in the following section and tables on capital adequacy and regulatory capital. Nevertheless the numbers disclosed are still based on the Basel 2.5 framework. This section refers to the capital adequacy of the group of institutions consolidated for banking regulatory purposes that does not include insurance companies or companies outside the finance sector. Our insurance companies are included in an additional capital adequacy (also "solvency margin") calculation under the Solvency Regulation for Financial Conglomerates. Our solvency margin as a financial conglomerate remains dominated by our banking activities.

In light of the regulations given above the following information are based on the regulatory principles of consolidation.

The Total regulatory capital pursuant to the effective regulations as of year-end 2012 consists of Tier 1, Tier 2 and Tier 3 capital. Tier 3 capital will no longer be allowed under the coming Basel 3 based regulations. Tier 1 capital consists of Common Equity Tier 1 capital (formerly referred to as Core Tier 1 capital) and Additional Tier 1 capital. Common Equity Tier 1 capital consists primarily of common share capital including related share premium accounts, retained earnings and other comprehensive income, adjusted by deduction of goodwill and other intangible assets. Other regulatory adjustments entail the exclusion of capital from entities outside the group of institutions and the reversal of capital effects under the fair value option on financial liabilities due to own credit risk.

The following items must be deducted (according to Basel 2.5, half from Tier 1 and half from Tier 2 capital): investments in unconsolidated banking, financial and insurance entities where a bank holds more than 10 % of the capital (in case of insurance entities at least 20 % either of the capital or of the voting rights unless included in the solvency margin calculation of the financial conglomerate), the amount by which the expected loss for exposures to central governments, institutions and corporate and retail clients as measured under the bank's internal ratings based approach ("IRBA") model exceeds the value adjustments and provisions for such exposures, the expected losses for certain equity exposures, securitization positions not included in the risk-weighted assets and the value of securities delivered to a counterparty plus any replacement cost to the extent the required payments by the counterparty have not been made within five business days after delivery provided the transaction has been allocated to the bank's trading book.

Additional Tier 1 capital consists of hybrid capital components such as noncumulative trust preferred securities. Hybrid capital components that are not compliant with the coming Basel 3 requirements for such instruments will be progressively phased out in their consideration for Additional Tier 1 capital under the coming Basel 3-based regulations.

Tier 2 capital primarily comprises cumulative trust preferred securities, certain profit participation rights and long-term subordinated debt, as well as 45 % of unrealized gains on certain listed securities. The amount of long-term subordinated debt that may be included as Tier 2 capital is limited to 50 % of Tier 1 capital. Total Tier 2 capital is limited to 100 % of Tier 1 capital.

The following table presents the Tier 1- and Tier 2- components of our Total regulatory capital (no Tier 3 capital is included in our regulatory capital base) as well as our risk-weighted assets (comprising credit risk-, market risk- and operational risk-exposure) and the respective capital ratios, excluding transitional items pursuant to section 64h (3) German Banking Act:

Regulatory Capital, RWA and Capital Ratios

in € m.	Dec 31, 2012	Dec 31, 2011
Common Equity Tier 1 capital: instruments and reserves		
Capital instruments and the related share premium accounts	26,098	25,252
Retained earnings (excluding interim profits)	28,961	25,987
Accumulated other comprehensive income	(1,293)	(1,981)
Noncontrolling interests	124	999
Independently reviewed interim profits net of any foreseeable charge or dividend	(460)	3,435
Common Equity Tier 1 capital before regulatory adjustments	53,430	53,692
Common Equity Tier 1 capital: regulatory adjustments		
Intangible assets (net of related tax liability)	(11,579)	(12,909)
Negative amounts resulting from the calculation of expected loss amounts	(440)	–
Gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(2)	(128)
Direct holdings by an institution of own Common Equity Tier 1 capital instruments[1]	–	–
Direct holdings by the institution of the Common Equity Tier 1 capital instruments of relevant entities where the institution has a significant investment in those entities	(1,493)	(1,332)
Exposure amount of the following items which qualify for a RW of 1250 %, where the institution opts for the deduction alternative	(953)	(3,372)
of which: securitization positions	(953)	(2,863)
of which: free deliveries	–	–
Other, including consolidation and regulatory adjustments	(748)	(486)
Regulatory adjustments relating to unrealized gains and losses	(259)	847
Amount to be deducted from or added to Common Equity Tier 1 capital with regard to additional filters and deductions required pre CRR	–	–
Total regulatory adjustments to Common Equity Tier 1 capital	(15,473)	(17,379)
Common Equity Tier 1 capital	37,957	36,313
Additional Tier 1 capital: instruments		
Capital instruments and the related share premium accounts	13,025	12,734
Additional Tier 1 capital before regulatory adjustments	13,025	–
Additional Tier 1 capital: regulatory adjustments		
Direct holdings by an institution of own Additional Tier 1 capital instruments	(499)	–
Additional Tier 1 capital	12,526	12,734
Tier 1 capital[2]	50,483	49,047
Tier 2 capital: instruments and provisions		
Capital instruments and the related share premium accounts	11,852	10,883
Tier 2 capital before regulatory adjustments	11,852	10,883
Tier 2 capital: regulatory adjustments		
Direct holdings by an institution of own Tier 2 capital instruments and subordinated loans	(152)	–
Amortization	(2,283)	–
Items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG	(2,885)	(4,703)
Tier 2 capital	6,532	6,179
Total Regulatory capital	57,015	55,226
Total risk-weighted assets	333,605	381,246
Credit risk	228,952	262,460
Market risk	53,058	68,091
Operational risk	51,595	50,695
Capital ratios and buffers		
Common Equity Tier 1 capital (as a percentage of risk-weighted assets)	11.4	9.5
Tier 1 capital (as a percentage of risk-weighted assets)	15.1	12.9
Total Regulatory capital (as a percentage of risk-weighted assets)	17.1	14.5

[1] Excludes Holdings that are already considered in the accounting base of Common Equity.
[2] Included € 20 million silent participation as of December 31, 2012 and December 31, 2011.

The following table details the main changes in our Common Equity Tier 1 (formerly: Core Tier 1) capital, Additional Tier 1 and Tier 2 capital from the beginning to the end of the years 2012 and 2011:

Development of regulatory capital

in € m.	Dec 31, 2012	Dec 31, 2011
Common Equity Tier 1 Capital	37,957	36,313
Opening amount	36,313	29,972
Common shares, net effect/(+) issued (–) retirement	–	–
Additional paid-in capital	83	181
Retained earnings	(232)	4,834
Therein: Actuarial gains (losses) rel. to defined benefit plans, net of tax/CTA	(452)	666
Therein: Net income attributable to Deutsche Bank Shareholders	237	4,132
Common shares in treasury, net effect/(+) sales (–) purchase	763	(373)
Movements in accumulated other comprehensive income	(423)	1,166
Foreign currency translation, net of tax	(423)	1,166
Dividend accrual	(697)	(697)
Removal of gains/losses resulting from changes in own credit standing in liabilities designated at fair value (net of tax)	126	(76)
Goodwill and other intangible assets (deduction net of related tax liability)	1,330	(518)
Noncontrolling interest	(875)	72
Deductible investments in banking, financial and insurance entities	(161)	(381)
Securitization positions not included in risk-weighted assets	1,911	1,987
Excess of expected losses over risk provisions	69	(81)
Other, including regulatory adjustments	(250)	227
Closing amount	37,957	36,313
Additional Tier 1 Capital	12,526	12,734
Opening amount	12,734	12,593
New Additional Tier 1 eligible capital issues	–	–
Buybacks	–	–
Other, including regulatory adjustments	(208)	141
Closing amount	12,526	12,734
Tier 1 capital	50,483	49,047
Tier 2 capital:	6,532	6,179
Opening amount	6,179	6,123
New Tier 2 eligible capital issues	–	–
Buybacks	(179)	(251)
Amortization	(1,071)	(747)
Other, including regulatory adjustments	1,603	1,054
Closing amount	6,532	6,179
Total Regulatory capital	57,015	55,226

The increase of € 1.6 billion in Common Equity Tier 1 capital in the year 2012 was primarily the result of a € 1.9 billion reduction of the capital deduction item for securitization positions not included in risk-weighted assets. Another positive impact of € 0.8 billion resulted from the reduced position of Common shares in treasury, partially offset by a negative impact of € 0.4 billion from foreign currency translation. The positive change of € 1.3 billion shown under the deduction-item "Goodwill and other intangible assets" is primarily the result of Common Equity Tier 1 capital-neutral impairments in the fourth quarter of 2012 which are offset by corresponding effects in our Retained earnings.

Common shares consist of Deutsche Bank AG's common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares. As of December 31, 2012, 929,499,640 shares were issued and fully paid, of which we held 315,742 shares, leaving 929,183,898 shares outstanding. There are no issued ordinary shares that have not been fully paid. Related share premium is included in additional paid-in capital.

The following two tables present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures.

Terms and Conditions of outstanding Additional Tier 1 Capital Instruments (unaudited)

Issuer	Amount in m.	Currency	Interest payment obligations	Termination right of Issuer	Step-up clauses or other early redemption-incentives
DB Capital Trust I	318	USD	• Until March 30, 2009: 3-Month LIBOR plus 1.7 % From March 30, 2009: 5-Year U.S. Dollar Swap Rate plus 2.7 %	Since March 30, 2009 and on March 30 of each fifth year thereafter with period of 90 days.	yes, see interest payment obligations
DB Capital Trust II	20,000	JPY	• Until April 27, 2029: 5.2 % p.a. From April 27, 2029: 5-Year Japanese Yen Swap Rate plus 1.62 %	At the earliest April 27, 2029 with period of 90 days.	yes, see interest payment obligations
DB Capital Trust III	113	USD	• Until June 30, 2014: 3-Month LIBOR plus 1.9 % From June 30, 2014: 5-Year U.S. Dollar Swap Rate plus 2.9 %	At the earliest June 30, 2014 with period of 90 days.	yes, see interest payment obligations
DB Capital Trust IV	153	USD	• Until June 30, 2011: 3-Month LIBOR plus 1.8 % From June 30, 2011: 5-Year U.S. Dollar Swap Rate plus 2.8 %	Since June 30, 2011: on June 30 of each fifth year thereafter with period of 90 days.	yes, see interest payment obligations
DB Capital Trust V	147	USD	• Until June 30, 2010: 3-Month LIBOR plus 1.8 % From June 30, 2010: 5-Year U.S. Dollar Swap Rate plus 2.8 %	Since June 30, 2010: on June 30 of each fifth year thereafter with period of 90 days.	yes, see interest payment obligations
DB Capital Funding Trust I	625	USD	• Until June 30, 2009: 7.872 % p.a. From June 30, 2009: 3-Month LIBOR plus 2.97 %	Since June 30, 2009: every 3 months thereafter with period of 30 days.	yes, see interest payment obligations
DB Capital Funding Trust IV	1,000	EUR	• Until September 19, 2013: 5.33 % p.a. From September 19, 2013: 3-Month EURIBOR plus 1.99 %	At the earliest September 19, 2013 with period of 30 days.	yes, see interest payment obligations
DB Capital Funding Trust V	300	EUR	• 6.15 % p.a.	Since December 2, 2009: every 3 months thereafter with period of 30 days.	none
DB Capital Funding Trust VI	900	EUR	• Until January 28, 2010: 6 % p.a. From January 28, 2010: Four times the difference between 10-Year- and 2-Year-CMS-Rate, capped at 10 % and floored at 3.5 %	Since January 28, 2010: on January 28 of each year thereafter with period of 30 days.	none
DB Capital Funding Trust VII	800	USD	• Until January 19, 2016: 5.628 % p.a. From January 19, 2016: 5.628 % p.a. plus 100 bps	At the earliest January 19, 2016 with period of 30 days.	yes, see interest payment obligations
DB Capital Funding Trust VIII	600	USD	• 6.375 % p.a.	Since October 18, 2011: every 3 months thereafter with period of 30 days.	none
DB Capital Funding Trust IX	1,150	USD	• 6.625 % p.a.	Since August 20, 2012 with period of 30 days.	none
DB Capital Funding Trust X	805	USD	• 7.350 % p.a.	Since December 15, 2012 with period of 30 days.	none
DB Capital Funding Trust XI	1,300	EUR	• 9.5 % p.a.	At the earliest March 31, 2015 with period of 30 days.	none
DB Contingent Capital Trust II	800	USD	• 6.55 % p.a.	At the earliest May 23, 2017 with period of 30 days.	none
DB Contingent Capital Trust III	1,975	USD	• 7.6 % p.a.	At the earliest February 20, 2018 with period of 30 days.	none
DB Contingent Capital Trust IV	1,000	EUR	• 8.0 % p.a.	At the earliest May 15, 2018 with period of 30 days.	none
DB Contingent Capital Trust V	1,385	USD	• 8.05 % p.a.	At the earliest June 30, 2018 with period of 30 days.	none
Deutsche Postbank Funding Trust I	300	EUR	• Until December 2, 2005: 6 % p.a. From December 2, 2005: 10-Year EUR Swap Rate plus 0.025 %, max. 8 %	Since December 2, 2010 at each subsequent coupon date.	none

The following two tables present specific disclosures in relation to Pillar 3. Per regulation it is not required to audit Pillar 3 disclosures.

Terms and Conditions of outstanding Additional Tier 1 Capital Instruments (unaudited)

Issuer	Amount in m.	Currency	Interest payment obligations	Termination right of Issuer	Step-up clauses or other early redemption-incentives
DB Capital Trust I	318	USD	• Until March 30, 2009: 3-Month LIBOR plus 1.7 % From March 30, 2009: 5-Year U.S. Dollar Swap Rate plus 2.7 %	Since March 30, 2009 and on March 30 of each fifth year thereafter with period of 90 days.	yes, see interest payment obligations
DB Capital Trust II	20,000	JPY	• Until April 27, 2029: 5.2 % p.a. From April 27, 2029: 5-Year Japanese Yen Swap Rate plus 1.62 %	At the earliest April 27, 2029 with period of 90 days.	yes, see interest payment obligations
DB Capital Trust III	113	USD	• Until June 30, 2014: 3-Month LIBOR plus 1.9 % From June 30, 2014: 5-Year U.S. Dollar Swap Rate plus 2.9 %	At the earliest June 30, 2014 with period of 90 days.	yes, see interest payment obligations
DB Capital Trust IV	153	USD	• Until June 30, 2011: 3-Month LIBOR plus 1.8 % From June 30, 2011: 5-Year U.S. Dollar Swap Rate plus 2.8 %	Since June 30, 2011: on June 30 of each fifth year thereafter with period of 90 days.	yes, see interest payment obligations
DB Capital Trust V	147	USD	• Until June 30, 2010: 3-Month LIBOR plus 1.8 % From June 30, 2010: 5-Year U.S. Dollar Swap Rate plus 2.8 %	Since June 30, 2010: on June 30 of each fifth year thereafter with period of 90 days.	yes, see interest payment obligations
DB Capital Funding Trust I	625	USD	• Until June 30, 2009: 7.872 % p.a. From June 30, 2009: 3-Month LIBOR plus 2.97 %	Since June 30, 2009: every 3 months thereafter with period of 30 days.	yes, see interest payment obligations
DB Capital Funding Trust IV	1,000	EUR	• Until September 19, 2013: 5.33 % p.a. From September 19, 2013: 3-Month EURIBOR plus 1.99 %	At the earliest September 19, 2013 with period of 30 days.	yes, see interest payment obligations
DB Capital Funding Trust V	300	EUR	• 6.15 % p.a.	Since December 2, 2009: every 3 months thereafter with period of 30 days.	none
DB Capital Funding Trust VI	900	EUR	• Until January 28, 2010: 6 % p.a. From January 28, 2010: Four times the difference between 10-Year- and 2-Year-CMS-Rate, capped at 10 % and floored at 3.5 %	Since January 28, 2010: on January 28 of each year thereafter with period of 30 days.	none
DB Capital Funding Trust VII	800	USD	• Until January 19, 2016: 5.628 % p.a. From January 19, 2016: 5.628 % p.a. plus 100 bps	At the earliest January 19, 2016 with period of 30 days.	yes, see interest payment obligations
DB Capital Funding Trust VIII	600	USD	• 6.375 % p.a.	Since October 18, 2011: every 3 months thereafter with period of 30 days.	none
DB Capital Funding Trust IX	1,150	USD	• 6.625 % p.a.	Since August 20, 2012 with period of 30 days.	none
DB Capital Funding Trust X	805	USD	• 7.350 % p.a.	Since December 15, 2012 with period of 30 days.	none
DB Capital Funding Trust XI	1,300	EUR	• 9.5 % p.a.	At the earliest March 31, 2015 with period of 30 days.	none
DB Contingent Capital Trust II	800	USD	• 6.55 % p.a.	At the earliest May 23, 2017 with period of 30 days.	none
DB Contingent Capital Trust III	1,975	USD	• 7.6 % p.a.	At the earliest February 20, 2018 with period of 30 days.	none
DB Contingent Capital Trust IV	1,000	EUR	• 8.0 % p.a.	At the earliest May 15, 2018 with period of 30 days.	none
DB Contingent Capital Trust V	1,385	USD	• 8.05 % p.a.	At the earliest June 30, 2018 with period of 30 days.	none
Deutsche Postbank Funding Trust I	300	EUR	• Until December 2, 2005: 6 % p.a. From December 2, 2005: 10-Year EUR Swap Rate plus 0.025 %, max. 8 %	Since December 2, 2010 at each subsequent coupon date.	none

Issuer	Amount in m.	Currency	Interest payment obligations	Termination right of Issuer	Step-up clauses or other early redemption-incentives
Deutsche Postbank Funding Trust II	500	EUR	• Until December 23, 2009: 6 % p.a. From December 23, 2009: Four times difference between 10-Year and 2-Year CMS-Rate, with min. CMS-Rate 3.75 % and max. CMS-Rate 10 %	Since December 23, 2009 at each subsequent coupon date.	none
Deutsche Postbank Funding Trust III	300	EUR	• Until June 7, 2008: 7 % p.a. From June 7, 2008: 10-Year EUR Swap Rate plus 0.125 %, max. 8 %	Since June 7, 2011 at each subsequent coupon date.	none
Deutsche Postbank Funding Trust IV	500	EUR	• Until June 29, 2017: 5.983 % p.a. From June 29, 2017: 3-Month EURIBOR plus 2.07 %	At the earliest June 29, 2017 at each subsequent coupon date.	yes, see interest payment obligations
Deutsche Postbank AG – silent participation	10	EUR	• 8.15 % p.a.	Fixed maturity December 31, 2018	none
Deutsche Postbank AG – silent participation	10	EUR	• 8.15 % p.a.	Fixed maturity December 31, 2018	none

Of the € 12.5 billion Additional Tier 1 capital € 8.8 billion have no step-up clauses or other early redemption-incentives. No instrument has the option to be converted into ordinary shares. All Additional Tier 1 capital instruments qualify as Tier 1 capital according to Section 64m (1) KWG. In the event of the initiation of insolvency proceedings or of liquidation, they will not be repaid until all creditors have been satisfied.

Our Tier 2 capital instruments qualify as regulatory capital according to Section 10 (5) and (5a) KWG, except for the profit participation rights issued by Deutsche Postbank AG which all were issued before December 31, 2010 and qualify as Tier 2 capital according to Section 64m (1) KWG. Accordingly, all Tier 2 capital instruments have a minimum original maturity of 5 years. The majority of the volume of our Tier 2 instruments, however, has an original maturity of 10 years or more and call rights for the issuer after 5 years or more. In the last two years before the maturity of an instrument only 40 % of the paid-in capital qualifies as regulatory capital.

Issuer	Amount in m.	Currency	Interest payment obligations	Termination right of Issuer	Step-up clauses or other early redemption-incentives
Deutsche Postbank Funding Trust II	500	EUR	• Until December 23, 2009: 6 % p.a. From December 23, 2009: Four times difference between 10-Year and 2-Year CMS-Rate, with min. CMS-Rate 3.75 % and max. CMS-Rate 10 %	Since December 23, 2009 at each subsequent coupon date.	none
Deutsche Postbank Funding Trust III	300	EUR	• Until June 7, 2008: 7 % p.a. From June 7, 2008: 10-Year EUR Swap Rate plus 0.125 %, max. 8 %	Since June 7, 2011 at each subsequent coupon date.	none
Deutsche Postbank Funding Trust IV	500	EUR	• Until June 29, 2017: 5.983 % p.a. From June 29, 2017: 3-Month EURIBOR plus 2.07 %	At the earliest June 29, 2017 at each subsequent coupon date.	yes, see interest payment obligations
Deutsche Postbank AG – silent participation	10	EUR	• 8.15 % p.a.	Fixed maturity December 31, 2018	none
Deutsche Postbank AG – silent participation	10	EUR	• 8.15 % p.a.	Fixed maturity December 31, 2018	none

Of the € 12.5 billion Additional Tier 1 capital € 8.8 billion have no step-up clauses or other early redemption-incentives. No instrument has the option to be converted into ordinary shares. All Additional Tier 1 capital instruments qualify as Tier 1 capital according to Section 64m (1) KWG. In the event of the initiation of insolvency proceedings or of liquidation, they will not be repaid until all creditors have been satisfied.

Our Tier 2 capital instruments qualify as regulatory capital according to Section 10 (5) and (5a) KWG, except for the profit participation rights issued by Deutsche Postbank AG which all were issued before December 31, 2010 and qualify as Tier 2 capital according to Section 64m (1) KWG. Accordingly, all Tier 2 capital instruments have a minimum original maturity of 5 years. The majority of the volume of our Tier 2 instruments, however, has an original maturity of 10 years or more and call rights for the issuer after 5 years or more. In the last two years before the maturity of an instrument only 40 % of the paid-in capital qualifies as regulatory capital.

The several hundred individual Tier 2 capital instruments can be clustered as follows:

Terms and Conditions of the outstanding Tier 2 Capital Instruments (unaudited)

Issuer	Maturity (year)	Notional in € m.	Currency	Type of Tier 2 capital instrument	Early redemption-option	Interest payment obligations
Deutsche Bank Capital Finance Trust I	perpetual	300	EUR	Cumulative Trust preferred securities	At the earliest on June 27, 2015 and thereafter on each yearly coupon-payment date (June 27) with period of 30 days.	Fixed interest rate during first five periods of interest payments at 7 % p.a., thereafter ten times the difference between 10 year- and 2 year-CMS-Rate, capped at 10 year-CMS and floored at 1.75 %
Deutsche Postbank AG	2014	100	EUR	Profit Participation Rights	No	6.00 % (fix) – 6.26 % (fix)
Deutsche Postbank AG	2015	197	EUR	Profit Participation Rights	No	5.13 % (fix) – 5.65 % (fix)
Deutsche Postbank AG	2016	676	EUR	Profit Participation Rights	No	4.40 % (fix) – 4.72 % (fix)
Deutsche Postbank AG	2017	21	EUR	Profit Participation Rights	No	5.12 % (fix)
Deutsche Postbank AG	2018	91	EUR	Profit Participation Rights	No	5.14 % (fix) – 5.53 % (fix)
Deutsche Postbank AG	2020	14	EUR	Profit Participation Rights	No	5.10 % (fix)
Deutsche Postbank AG	2021	24	EUR	Profit Participation Rights	No	4.53 % (fix) – 4.73 % (fix)
Deutsche Postbank AG	2023	10	EUR	Profit Participation Rights	No	5.50 % (fix)
Deutsche Postbank AG	2027	20	EUR	Profit Participation Rights	No	5.25 % (fix)
Bankers Trust Corporation - New York	2015	141	USD	Subordinated Liabilities	No	7.50 % (fix)
BHF-BANK AG	2015	50	EUR	Subordinated Liabilities	No	4.46 % (fix)
BHF-BANK AG	2019	50	EUR	Subordinated Liabilities	No	4.80 % (fix)
BHF-BANK AG	2020	57	EUR	Subordinated Liabilities	no	4.59 % (fix) – 4.63 % (fix)
BHF-BANK AG	2025	47	EUR	Subordinated Liabilities	no	4.75 % (fix)
Deutsche Bank AG	2013	1,175	EUR	Subordinated Liabilities	no	5.10 % (fix) – 5.98 % (fix)
Deutsche Bank AG	2013	6,000	JPY	Subordinated Liabilities	no	1.07 % (var.)
Deutsche Bank AG	2014	245	AUD	Subordinated Liabilities	Early redemption at the issuer's option since 2009 at each coupon-date	5.36 % (var.)
Deutsche Bank AG	2014	1,081	EUR	Subordinated Liabilities	1,061 mn.: Early redemption at the issuer's option since 2009 at each coupon-date	1.09 % (var.) – 4.16 % (fix)
Deutsche Bank AG	2014	3,000	JPY	Subordinated Liabilities	Early redemption at the issuer's option since 2009 at each coupon-date	0.94 % (var.)
Deutsche Bank AG	2014	214	NZD	Subordinated Liabilities	Early redemption at the issuer's option since 2009 at each coupon-date	3.56 % (var.)
Deutsche Bank AG	2015	710	EUR	Subordinated Liabilities	Early redemption at the issuer's option since 2010 at each coupon-date	0.88 % (var.) – 1.02 % (var.)
Deutsche Bank AG	2015	190	GBP	Subordinated Liabilities	Early redemption at the issuer's option since 2010 at each coupon-date	1.41 % (var.)
Deutsche Bank AG	2015	335	USD	Subordinated Liabilities	Early redemption at the issuer's option since 2010 at each coupon-date	1.11 % (var.)
Deutsche Bank AG	2016	220	CAD	Subordinated Liabilities	Early redemption at the issuer's option since 2011	2.03 % (var.)
Deutsche Bank AG	2016	442	EUR	Subordinated Liabilities	Early redemption at the issuer's option since 2011	0.98 % (var.)
Deutsche Bank AG	2017	509	EUR	Subordinated Liabilities	489 mn.: Early redemption at the issuer's option since 2012	0.95 % (var.) – 5.82 % (fix)
Deutsche Bank AG	2018	100	EUR	Subordinated Liabilities	10 mn.: Early redemption at the issuer's option in 2013	5.50 % (fix) – 6.50 % (var.)
Deutsche Bank AG	2019	249	EUR	Subordinated Liabilities	238 mn.: Early redemption at the issuer's option in 2014	5.00 % (fix) – 6.00 % (fix)
Deutsche Bank AG	2020	1,235	EUR	Subordinated Liabilities	85 mn.: Early redemption at the issuer's option in 2015	4.00 % (var.) – 5.00 % (fix)

Issuer	Maturity (year)	Notional in € m.	Currency	Type of Tier 2 capital instrument	Early redemption-option	Interest payment obligations
Deutsche Bank AG	2024	20	EUR	Subordinated Liabilities	no	5.10 % (fix)
Deutsche Bank AG	2033	5	EUR	Subordinated Liabilities	Early redemption at the issuer's option in 2013	6.30 % (fix)
Deutsche Bank AG	2035	50	EUR	Subordinated Liabilities	Early redemption at the issuer's option since 2010 at each coupon-date	3.00 % (var.)
Deutsche Bank Financial Inc.	2015	778	USD	Subordinated Liabilities	No	5.38 % (fix)
Deutsche Bank S.A.E., Barcelona	2013	41	EUR	Subordinated Liabilities	No	3.72 % (var.)
Deutsche Bank S.A.E., Barcelona	2014	40	EUR	Subordinated Liabilities	No	5.72 % (var.)
Deutsche Bank S.p.A., Mailand	2018	500	EUR	Subordinated Liabilities	Early redemption at the issuer's option in 2013	0.22 % (var.)
Deutsche Bank Morgan Grenfell Group PLC	perpetual	6	USD	Subordinated Liabilities	Early redemption at the issuer's option since 1991 at each coupon-date with minimum period of 30 days	1.00 % (var.)
BHW Bausparkasse	2013	91	EUR	Subordinated Liabilities	no	4.90 % (fix) – 5.80 % (fix)
BHW Bausparkasse	2014	55	EUR	Subordinated Liabilities	no	2.56 % (var.) – 5.60 % (fix)
BHW Bausparkasse	2017	5	EUR	Subordinated Liabilities	no	5.69 % (fix)
BHW Bausparkasse	2018	6	EUR	Subordinated Liabilities	no	6.08 % (fix)
BHW Bausparkasse	2019	48	EUR	Subordinated Liabilities	no	4.27 % (fix) – 5.83 % (fix)
BHW Bausparkasse	2023	40	EUR	Subordinated Liabilities	no	5.45 % (fix) – 6.13 % (fix)
BHW Bausparkasse	2024	10	EUR	Subordinated Liabilities	no	5.64 % (fix)
Deutsche Postbank AG	2013	227	EUR	Subordinated Liabilities	no	4.78 % (fix) – 6.00 % (fix)
Deutsche Postbank AG	2014	83	EUR	Subordinated Liabilities	no	4.50 % (fix) – 6.00 % (fix)
Deutsche Postbank AG	2015	508	EUR	Subordinated Liabilities	500 mn.: Early redemption at the issuer's option since 2011 at each coupon-date	1.00 % (var.) – 5.50 % (fix)
Deutsche Postbank AG	2016	30	EUR	Subordinated Liabilities	no	4.92 % (fix) – 5.01 % (fix)
Deutsche Postbank AG	2017	60	EUR	Subordinated Liabilities	no	5.21 % (fix) – 5.83 % (fix)
Deutsche Postbank AG	2018	313	EUR	Subordinated Liabilities	no	5.19 % (fix) – 6.63 % (fix)
Deutsche Postbank AG	2019	65	EUR	Subordinated Liabilities	no	5.14 % (fix) – 5.46 % (fix)
Deutsche Postbank AG	2022	15	EUR	Subordinated Liabilities	no	4.63 % (fix)
Deutsche Postbank AG	2023	98	EUR	Subordinated Liabilities	no	5.60 % (fix) – 6.01 % (fix)
Deutsche Postbank AG	2024	43	EUR	Subordinated Liabilities	no	5.15 % (fix) – 5.45 % (fix)
Deutsche Postbank AG	2027	13	EUR	Subordinated Liabilities	no	6.50 % (fix)
Deutsche Postbank AG	2036	24,000	JPY	Subordinated Liabilities	no	2.76 % (fix) – 2.84 % (fix)

Reconciliation of shareholders' equity to regulatory capital

in € m.	Dec 31, 2012	Dec 31, 2011
Total shareholders' equity per accounting balance sheet	54,003	53,390
Common shares	2,380	2,380
Additional paid-in capital	23,778	23,695
Retained earnings	29,198	30,119
Therein: Actuarial gains (losses) rel. to defined benefit plans, net of tax/CTA	198	650
Therein: Net income attributable to Deutsche Bank Shareholders	237	4,132
Common shares in treasury, at cost	(60)	(823)
Equity classified as obligation to purchase common shares	–	–
Accumulated other comprehensive income, net of tax	(1,293)	(1,981)
Prudential filters	(261)	719
Own credit spread of liabilities designated at fair value	(2)	(128)
Unrealized gains and losses	(259)	847
Regulatory adjustments to accounting basis	(15,785)	(17,796)
Dividend accrual	(697)	(697)
Goodwill	(8,583)	(10,156)
Per balance sheet	(9,297)	(10,973)
Goodwill from at-equity investments	(30)	(29)
Goodwill relating to non-regulatory consolidation circle	745	846
Intangibles	(2,996)	(2,753)
Per balance sheet	(4,922)	(4,829)
Deferred tax liability	583	676
Intangibles relating to non-regulatory consolidation circle	1,343	1,399
Noncontrolling interests	124	999
Per balance sheet	407	1,270
Noncontrolling interests relating to non-regulatory consolidation circle	(283)	(271)
Securitization positions	(953)	(2,863)
Shortfall of provisions to expected loss	(440)	(508)
Free-deliveries outstanding	–	–
Significant investments in the capital of financial sector entities	(1,493)	(1,332)
Other, including consolidation and regulatory adjustments	(748)	(486)
Common Equity Tier 1 capital	37,957	36,313
Additional Tier 1 capital	12,526	12,734
Hybrid capital securities	12,526	12,734
Per balance sheet	12,091	12,344
Regulatory adjustments	435	390
Deductions from Additional Tier 1 capital	–	–
Tier 1 capital	50,483	49,047
	–	–
Tier 2 capital	6,532	6,179
Subordinated debt	9,362	10,813
Per balance sheet	11,282	12,083
Amortization	(2,283)	(1,213)
Regulatory adjustments	364	(57)
Deductions from Tier 2 capital	(2,885)	(4,703)
Other	55	70
Total Regulatory capital	57,015	55,226

Regulatory Capital Requirements

Under the Basel framework, overall capital requirements have to be calculated and compared with the regulatory capital described above. The overall capital requirements are frequently expressed in risk-weighted asset terms whereby total capital requirements are 8 % of risk-weighted assets. The information presented below is based on the regulatory principles of consolidation.

Since December 31, 2011, the calculation of our RWAs and capital ratios has incorporated the amended capital requirements for trading book and securitization positions pursuant to the "Basel 2.5" framework, as implemented by the Capital Requirements Directive 3 and transposed into German law by the German Banking Act and the Solvency Regulation.

The Basel 2.5 framework introduced the model based risk measures stressed value-at-risk, incremental risk charge and comprehensive risk within market risk for banks applying an internal model approach:

— Stressed Value-at-Risk: calculates a stressed value-at-risk measure based on a continuous one year period of significant market stress.
— Incremental Risk Charge ("IRC"): captures default and migration risks in addition to the risks already captured in value-at-risk for credit-sensitive positions in the trading book.
— Comprehensive Risk Measure ("CRM"): captures incremental risk for the credit correlation trading portfolio calculated using an internal model subject to qualitative minimum requirements as well as stress testing requirements. The CRM must be calculated weekly and is determined as the higher of the latest weekly CRM charge from the model, the twelve weeks average CRM charge, and the MRSA charge for the credit correlation portfolio, the so-called CRM Floor.

In addition, Basel 2.5 regulations require as part of the market risk capital charge the calculation of the specific market risk of securitization trading positions and nth-to-default credit derivatives, which are not eligible for the comprehensive risk measure, based on the market risk standardized approach.

Against this background, we calculate our RWA based on the following approaches:

In December 2007 the BaFin approved the use of the advanced IRBA for the majority of our counterparty credit risk positions which excludes the exposures consolidated from Postbank. Additional advanced IRBA-related BaFin approvals have been obtained during the period 2008 to 2012. The advanced IRBA constitutes the most sophisticated approach available under the Basel regime. Postbank has BaFin approval for the IRBA to be applied to the retail business, which is assigned to the advanced IRBA for consolidation on Group level, and the foundation IRBA for a significant portion of the other counterparty credit risk exposures.

The remaining IRBA eligible exposures are covered within the standardized approach either temporarily (where we are seeking regulatory approval for some remaining small portfolios) or permanently (where exposures are treated under the standardized approach in accordance with Section 70 SolvV). More details on this topic are provided in the Section "Counterparty Credit Risk: Regulatory Assessment".

The capital requirement for securitization positions is calculated substantially using the IRBA approach; only minor exposures are captured under the standardized approach. The introduction of Basel 2.5 requires identifying re-securitization positions in the banking and trading book which receive an increased risk-weighting and result in higher capital charges for credit risk and market risk, respectively. More details on the treatment of securitization positions can be found in the Section "Securitization".

For equity investments entered into before January 1, 2008, we use the transitional arrangement to exempt these positions from an IRBA treatment and apply the grandfathering rule, using a 100 % risk weighting. For investments in equity positions entered into since January 1, 2008, we apply the simple risk weight approach within the IRBA for our exposures. For more details regarding equity investments please refer to the Sections "Nontrading Market Risk – Investment Risk" and "Nontrading Market Risk – Equity Investments Held".

The calculation of regulatory market risk capital requirements is generally based on an internal value-at-risk model, which was approved by the BaFin in October 1998 for our market risk exposures. In December 2011 we received model approvals from BaFin for the stressed value-at-risk, incremental risk charge and comprehensive risk measure. Our regulatory capital calculation for the specific interest rate risk of trading book securitizations and nth-to-default credit derivatives which are not eligible for the comprehensive risk measure is based on the market risk standardized approach. Further market risk positions covered under the standardized approach include for example exposures in relation to Postbank. More details on the aforementioned internal models are provided in the Section "Trading Market Risk".

In December 2007, we obtained approval to apply the advanced measurement approach ("AMA") to determine our regulatory operational risk capital requirements, the approval does not apply to Postbank. Details on the respective AMA model are given in the Section "Operational Risk". As of December 31, 2010, Postbank also obtained the approval to apply the advanced measurement approach. Capital requirements for operational risk are still displayed for the Group excluding Postbank, and separately for Postbank as we are waiting for regulatory approval to integrate Postbank into our regulatory capital calculation.

Risk-weighted Assets by Model Approach and Business Division

							Dec 31, 2012
in € m.	Corporate Banking & Securities	Global Transaction Bank	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	70,590	26,398	6,134	67,511	40,329	18,235	229,196
Advanced IRBA	63,727	18,464	2,823	38,637	19,501	573	143,725
Central Governments	2,440	818	11	76	266	151	3,762
Institutions	5,686	1,607	93	200	1,333	27	8,946
Corporates	49,258	15,610	2,589	2,796	10,999	395	81,646
Retail	217	20	130	34,529	1,150	0	36,046
Other	6,125	409	1	1,037	5,753	0	13,325
Foundation IRBA	–	–	–	8,726	1,813	–	10,539
Central Governments	–	–	–	32	2	–	35
Institutions	–	–	–	2,217	939	–	3,156
Corporates	–	–	–	6,477	872	–	7,349
Retail	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	0
Other IRBA	2,487	261	455	9,042	8,027	2,321	22,592
Central Governments	–	–	–	–	–	–	–
Institutions	–	–	–	–	–	–	–
Corporates	1,341	240	–	5,574	3,802	–	10,957
Retail	–	–	–	–	–	–	–
Other	1,146	20	455	3,467	4,225	2,321	11,635
Standardized Approach	4,376	7,673	2,856	11,105	10,988	15,340	52,340
Central Governments	2	68	0	87	222	1	379
Institutions	13	16	9	112	77	3	230
Corporates	3,070	7,125	1,038	2,733	4,273	401	18,640
Retail	16	392	134	5,991	2,758	1	9,292
Other	1,275	73	1,675	2,183	3,658	14,935	23,799
Market Risk	35,656	365	1,166	360	15,512	–	53,058
Internal Model Approach	31,280	365	1,166	–	13,761	–	46,571
Standardized Approach	4,376	–	–	360	1,751	–	6,487
Operational Risk	19,221	331	4,904	4,530	22,609	–	51,595
Advanced measurement approach	19,221	331	4,904	4,530	22,609	–	51,595
Total	124,939	27,093	12,451	72,695	80,295	16,377	333,849

Within credit risk, the line item "Other" in Advanced IRBA predominately reflects RWA from securitization positions in the banking book. The Other IRBA mainly contains equity positions as well as non-credit obligation assets in the category "Other". Within the Standardized Approach, about half of the line item "Other" includes RWAs from banking book securitizations with the remainder being exposures assigned to the further exposure classes in the Standardized Approach apart from central governments, institutions, corporate and retail.

Regulatory Capital Requirements and Risk-weighted Assets

	Dec 31, 2012		Dec 31, 2011	
in € m.	Capital requirements	RWA	Capital requirements	RWA
Counterparty credit risk				
Advanced IRBA				
Central governments	301	3,762	207	2,586
Institutions	716	8,946	1,018	12,727
Corporates	6,532	81,646	8,049	100,609
Retail (excluding Postbank)	1,727	21,583	1,718	21,480
Retail (Postbank)	1,157	14,462	912	11,405
Other non-credit obligation assets	343	4,283	1,144	14,304
Total advanced IRBA	10,775	134,683	13,049	163,112
Foundation approach				
Central governments	3	35	3	37
Institutions	252	3,156	323	4,044
Corporates	1,465	18,306	1,391	17,382
Other non-credit obligation assets	152	1,897	228	2,850
Total foundation approach	1,872	23,394	1,945	24,312
Standardized approach				
Central governments	0	1	1	15
Regional governments and local authorities	4	55	8	100
Other public sector entities	26	323	52	654
Multilateral development banks	–	–	–	–
International organizations	–	–	–	–
Institutions	18	230	47	583
Covered bonds issued by credit institutions	1	8	8	98
Corporates	1,491	18,640	1,840	22,998
Retail	525	6,564	882	11,029
Claims secured by real estate property	218	2,728	252	3,152
Collective investment undertakings	196	2,444	220	2,755
Other items	1,176	14,702	8	94
Past due items	130	1,625	156	1,944
Total standardized approach	3,786	47,320	3,474	43,424
Risk from securitization positions				
Securitizations (IRBA)	1,066	13,325	1,340	16,753
Securitizations (standardized approach)	117	1,457	157	1,961
Total risk from securitization positions	1,183	14,782	1,497	18,714
Risk from equity positions				
Equity positions (grandfathered)	281	3,517	282	3,522
Equity positions (IRBA simple risk-weight approach)	436	5,455	760	9,503
Exchange-traded	51	632	81	1,016
Non-exchange-traded	369	4,616	647	8,088
Non-exchange-traded but sufficiently diversified	17	207	32	399
Total risk from equity positions	718	8,971	1,042	13,024
Settlement risk	4	46	14	178
Total counterparty credit risk	18,336	229,196	21,021	262,764
Market risk in the trading book				
Internal model approach	3,726	46,571	4,819	60,241
VaR	761	9,510	972	12,150
Stressed VaR	1,641	20,518	2,151	26,892
Incremental Risk Charge	761	9,509	758	9,475
Comprehensive Risk Measurement (Correlation Trading)	563	7,035	938	11,724
Standardized approach	519	6,487	628	7,854
Interest rate risk – Non-Securitization	2	26	142	1,780
Interest rate risk – Securitization and nth-to-default derivatives	443	5,533	399	4,986
Equity risk	–	–	–	–
FX risk	42	524	55	688
Commodity risk	–	–	–	–
Other market risk	32	404	32	401
Total market risk in the trading book	4,245	53,058	5,448	68,095
Operational risk				
Advanced measurement approach (excluding Postbank)	3,866	48,325	3,772	47,148
Advanced measurement approach (Postbank)	262	3,270	284	3,547
Total operational risk	4,128	51,595	4,056	50,695
Total regulatory capital requirements and RWA	26,708	333,849	30,524	381,554

The table below provides an analysis of key drivers for RWA movements on a Basel 2.5 basis observed for credit and market risk in the reporting period.

Development of Risk-weighted Assets for Credit Risk and Market Risk

	Dec 31, 2012	
in € m.	Counterparty credit risk	thereof: derivatives and repo-style transactions
Credit risk RWA balance, beginning of year	262,764	50,973
Book Quality/Growth	3,400	3,283
Operating Model Improvements	(13,534)	(12,800)
Advanced Model Roll out	(7,325)	(4,180)
Asset Sale/Hedging	(14,470)	(1,567)
Foreign exchange movements	(1,639)	(436)
Credit risk RWA balance, end of year	229,196	35,274

in € m.	Dec 31, 2012
Market risk RWA balance, beginning of year	68,095
Movement in risk levels	(322)
Market data changes and recalibrations	(2,577)
Model updates	(707)
Methodology and policy	(11,215)
Acquisitions and disposals	–
Foreign exchange movements	(216)
Market risk RWA balance, end of year	53,058

The decrease in RWA for counterparty credit risk by 13 % since December 31, 2011 mainly reflects the successful RWA reduction efforts focusing on de-risking as well as model and process enhancements.

The category Asset Sale/Hedging mainly includes de-risking activities through disposals, restructuring and additional hedging. Regular process and data enhancements including further migration of derivatives into the internal model method as well as continuing usage of master netting and collateral agreements are considered in the category Operating Model improvements. The Advanced Model Roll-out category primarily shows the impact from BaFin approvals received for certain advanced IRBA models which we continued to roll out in light of the German regulatory requirement to achieve an IRBA coverage ratio of 92 % on an EAD- and RWA-basis by December 31, 2012. The category Book Quality/Growth includes organic changes in the book size as well as the effects from portfolio rating migrations.

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank.

The 22 % RWA decrease for market risk since December 31, 2011 is mainly due to the significant reduction of our BaFin-defined, internal model multiplier from 5.5 to 4.0 for value-at-risk and stressed value-at-risk resulting from model enhancements and process improvements. The impact is reflected exclusively in the "Methodology and policy" category which provides regulatory-driven changes to our market risk RWA models. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the market data changes category. In 2012 we saw a benefit in market risk RWA due to lower levels of volatility within the historical market data used in the calculation. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of "Model updates". Further details on the market risk methodologies and their refinements are provided in the section "Trading Market Risk – Market Risk Measurement". Market risk RWA movements in Risk levels are interpreted as organic changes in portfolio size and composition resulting from the normal course of business. In this category we also consider re-allocations between the regulatory trading and banking book which occur in rare cases. Significant new businesses and disposals would be assigned to the line item Acquisition and disposal, which was not applicable in this reporting period.

Regulatory Capital Ratios

The KWG and the SolvV reflect the capital adequacy rules of Basel 2.5 and require German banks to maintain an adequate level of capital in relation to their regulatory capital requirements comprising counterparty credit risk, operational risk and market risk. Counterparty credit risk and operational risk must be covered with Tier 1 capital and Tier 2 capital (together "regulatory banking capital"). Market risk must be covered with regulatory banking capital (to the extent not required to cover counterparty credit and operational risk) or Tier 3 capital (together with regulatory banking capital, "own funds").

The following table shows our eligible regulatory capital, including transitional items pursuant to Section 64h (3) KWG, available to cover the minimum capital requirements by risk type:

Coverage of Minimum Capital Requirements

		Dec 31, 2012		Dec 31, 2011
in € m.	Regulatory capital requirements	Available regulatory capital	Regulatory capital requirements	Available regulatory capital
Counterparty credit risk and operational risk	22,464	57,251	25,077	55,545
Market risk	4,245	34,787	5,448	30,468

As of each of December 31, 2012, and December 31, 2011, we held regulatory capital well above the required minimum standards. The increase of regulatory capital in 2012 of € 1.7 billion, thereof € 1.4 billion in the form of Tier 1 capital, reflected primarily reduced capital deduction items.

The German Banking Act and Solvency Regulation rules required us to cover our market risk as of December 31, 2012 with € 4,2 billion of total regulatory capital (Tier 1 + 2 + 3) compared to € 5.4 billion as of December 31, 2011. We met this requirement entirely with Tier 1 and Tier 2 capital that was not required for the minimum coverage of credit and operational risk.

Basel 2.5 requires the deduction of goodwill from Tier 1 capital. However, for a transitional period the partial inclusion of certain goodwill components in Tier 1 capital is allowed pursuant to German Banking Act Section 64h (3).

As of December 31, 2012, the transitional item amounted to € 236 million compared to € 319 million as of December 31, 2011. In our reporting to the German regulatory authorities, this amount is included in the Tier 1 capital, total regulatory capital and the total risk-weighted assets, as shown in the tables above. Correspondingly, our Tier 1 and total capital ratios reported to the German regulatory authorities including this item were 15.2 % and 17.1 %, respectively, on December 31, 2012 compared to 12.9 % and 14.6 %, respectively, on December 31, 2011.

As of December 31, 2012, regulatory capital ratios on a standalone basis for Deutsche Bank AG and for its subsidiaries Deutsche Bank Privat- und Geschäftskunden AG, norisbank GmbH, DWS Finanz-Service GmbH, Deutsche Bank Europe GmbH and Sal. Oppenheim jr. & Cie. AG & Co.KGaA are not disclosed as these companies have applied the exemptions codified in Section 2a KWG. As a result, they are exempted from the obligation to comply with certain regulatory requirements of the Banking Act on a standalone basis, including solvency calculations and reporting of regulatory capital ratios. These exemptions can only be applied if, among other things, there is no material practical or legal impediment to the prompt transfer of own funds or repayment of liabilities from Deutsche Bank AG to the respective subsidiaries or from all subsidiaries in the Group to Deutsche Bank AG.

Deutsche Postbank AG, which we have consolidated since December 3, 2010, is considered a significant subsidiary of the Group. Here, "significant" is defined as an entity whose relative individual contribution to our risk-weighted assets exceeds 5 % of our overall RWA. In December 2012 Deutsche Postbank AG has issued a waiver notification in accordance with Section 2a KWG to the German Supervisory Authority, the application of which is currently under discussion between Deutsche Postbank AG and the Supervisory Authority. Notwithstanding, the Tier 1 capital ratio as of December 31, 2012 and the total capital ratio for the Deutsche Postbank Group including Deutsche Postbank AG with goodwill components allowed pursuant to Section 64h (3) KWG amounted to 12.0 % and 15.9 %, and 10.8 % and 14.9 % as of December 31, 2011, respectively.

Failure to meet minimum capital requirements can result in orders to suspend or reduce dividend payments or other profit distributions on regulatory capital and discretionary actions by the BaFin that, if undertaken, could have a direct material effect on our businesses. We complied with the regulatory capital adequacy requirements in 2012. Our subsidiaries which are not included in the regulatory consolidation did not report any capital deficiencies in 2012.

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our adjusted leverage ratio, which is calculated using adjusted total assets and adjusted total equity figures.

Leverage Ratio: We calculate our leverage ratio as a non-GAAP financial measure by dividing total assets by total equity. We disclose an adjusted leverage ratio for which the following adjustments are made to the reported IFRS assets and equity:

- Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables from unsettled regular way trades. This is not permitted under IFRS.
- Total equity under IFRS is adjusted to reflect pro-forma fair value gains and losses on our own debt (post-tax, estimate assuming that substantially all of our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35 %.

We apply these adjustments in calculating the adjusted leverage ratio to improve comparability with competitors. The definition of the adjusted leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared to our definition of the adjusted leverage ratio. Therefore our adjusted leverage ratio should not be compared to other companies' leverage ratios without considering the differences in the calculation. Our adjusted leverage ratio is not likely to be identical to, nor necessarily indicative of, what our leverage ratio would be under any current or future bank regulatory leverage ratio requirement.

Leverage ratio

in € bn. (unless stated otherwise)	Dec 31, 2012	Dec 31, 2011
Total assets (IFRS)	2,012	2,164
Adjustment for additional derivatives netting	(705)	(782)
Adjustment for additional pending settlements netting	(82)	(105)
Adjustment for additional reverse repo netting	(26)	(10)
Total assets (adjusted)	1,199	1,267
Total equity (IFRS)	54.4	54.7
Adjustment for pro-forma fair value gains (losses) on own debt (post-tax)[1]	1.7	4.5
Total equity (adjusted)	56.1	59.2
Leverage Ratio in % (IFRS)	37	40
Leverage Ratio in % (adjusted)	21	21

[1] The estimated cumulative tax effect on pro-forma fair value gains (losses) on such own debt was € (0.9) billion and € (2.4) billion at December 31, 2012 and December 31, 2011, respectively.

As of December 31, 2012, on a consolidated basis our adjusted leverage ratio was materially unchanged compared to the prior year-end, and is well below our leverage ratio target of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 37 as of December 31, 2012, a slight decrease compared to end of 2011.

Overall Risk Position

Economic Capital

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Overall risk position as measured by economic capital usage

			2012 increase (decrease) from 2011	
in € m.	Dec 31, 2012	Dec 31, 2011	in € m.	in %
Credit risk	12,574	12,812	(238)	(2)
Market Risk	13,185	12,003	1,182	10
Trading market risk	4,690	4,724	(34)	(1)
Nontrading market risk	8,495	7,278	1,216	17
Operational risk	5,018	4,846	171	4
Diversification benefit across credit, market and operational risk	(4,435)	(4,264)	(171)	4
Sub-total credit, market and operational risk	26,342	25,397	945	4
Business risk	2,399	980	1,419	145
Total economic capital usage	28,741	26,377	2,364	9

As of December 31, 2012, our economic capital usage totaled € 28.7 billion, which is € 2.4 billion, or 9 %, above the € 26.4 billion economic capital usage as of December 31, 2011. The higher overall risk position mainly reflected introduction of the new strategic risk model for business risk and extension of nontrading market risk coverage to banking book credit spread risk.

The economic capital usage as of December 31, 2012 included € 5.3 billion in relation to Postbank, which is € 1.0 billion, or 23 % higher than the € 4.3 billion economic capital usage as of December 31, 2011. The increase was largely driven by the inclusion of credit spread risk exposure of Postbank's banking book investment portfolio into the coverage of the nontrading economic capital framework, partially offset by reduced economic capital usage for business risk.

Our economic capital usage for credit risk totaled € 12.6 billion as of December 31, 2012. The decrease of € 238 million, or 2 %, mainly reflected overall exposure reduction compensated for by the effects from regular recalibrations of credit risk parameters and methodology updates.

The economic capital usage for market risk increased by € 1.2 billion, or 10 %, to € 13.2 billion as of December 31, 2012 and was driven by € 1.2 billion, or 17 %, higher nontrading market risk. The increase was primarily due to the extension of nontrading market risk coverage to banking book credit spread risk mentioned above as well as higher economical capital usage for our guaranteed funds portfolio, partially offset by methodology updates in relation to structural foreign exchange risk, higher diversification benefit with trading market risk and lower economic capital usage due to asset sales. Our trading market risk economic capital usage decreased by € 34 million, or 1 %. The materially unchanged economic capital usage for trading market risk reflected offsetting effects of methodology refinements and exposure reductions.

The economic capital usage for operational risk increased by € 171 million, or 4 %, to € 5.0 billion as of December 31, 2012. The increase is primarily due to higher industry loss experience, the integration of BHF-BANK into our AMA model in the first quarter 2012, as well as a model refinement in the second quarter 2012. The capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the current financial crisis.

Our business risk economic capital usage, consisting of a strategic risk and a tax risk component, totaled € 2.4 billion as of December 31, 2012, which is € 1.4 billion or 145 % higher than the € 1.0 billion economic capital usage as of December 31, 2011. The increase was driven by a new, significantly improved model to calculate the economic capital for strategic risk, which was implemented in the fourth quarter 2012. The new model replaced our former scenario approach by a full simulation of the Group and business unit earnings and links in more closely with the Group's strategic planning process.

The diversification effect of the economic capital usage across credit, market and operational risk increased by € 171 million, or 4 %, as of December 31, 2012, corresponding to the higher risk position considered for diversification.

Relative measure of each risk type as measured by economic capital usage of our business Divisions

in € m.	Dec 31, 2012	Dec 31, 2011
Corporate Banking & Securities	11,788	8,729
Global Transaction Banking	1,434	1,294
Asset & Wealth Management	2,016	1,647
Private & Business Clients	6,720	6,508
Non-Core Operations Unit	5,452	6,806
Consolidation & Adjustments	1,331	1,393
Total economic capital requirement	28,741	26,377

Internal Capital Adequacy Assessment Process

The Internal Capital Adequacy Assessment Process ("ICAAP") requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk-management techniques to ensure adequate capitalization on an ongoing and forward looking basis, i.e., internal capital supply to exceed internal capital demand (figures are described in more detail in the section "Internal Capital Adequacy").

We, at a group level, maintain compliance with the ICAAP as required under Pillar 2 of Basel 2 and its local implementation in Germany, the Minimum Requirements for Risk Management (MaRisk), through a group-wide risk management and governance framework, methodologies, processes and infrastructure.

In line with MaRisk and Basel requirements, the key instruments to ensure our adequate capitalization on an ongoing and forward looking basis are:

- A strategic planning process which aligns risk strategy and appetite with commercial objectives;
- A continuous monitoring process against approved risk and capital targets set;
- Frequent risk and capital reporting to management; and
- An economic capital and stress testing framework which also includes specific stress tests to underpin our Recovery monitoring processes.

More information on risk management organized by major risk category can be found in section "Risk Management Principles – Risk Governance".

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process, we assess our internal capital adequacy based on our "gone concern approach" as the ratio of our total capital supply divided by our total capital demand as shown in the table below. During 2011 we revised our capital supply definition for deferred tax assets, fair value adjustments and noncontrolling interests in accordance with regulatory guidance. In the fourth quarter of 2012 shareholders' equity replaced adjusted active book equity as the starting point for capital supply calculation to make it more transparent. The prior year comparison information has been adjusted accordingly.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Dec 31, 2012	Dec 31, 2011
Capital Supply		
Shareholders' Equity	54,003	53,390
Unrealized net gains/losses[1]	220	125
Deferred Tax Assets	(7,718)	(8,737)
Fair Value adjustments for financial assets reclassified to loans[2]	(1,992)	(3,323)
Noncontrolling Interests[3]	–	694
Hybrid Tier 1 capital instruments	12,526	12,734
Tier 2 capital instruments[4]	11,646	12,044
Capital Supply	68,685	66,927
Capital Demand		
Economic Capital Requirement	28,741	26,377
Intangibles	14,219	15,802
Capital Demand	42,960	42,179
Internal Capital Adequacy Ratio	160 %	159 %

[1] Includes unrealized net gains (losses) on cash flow hedges, net of tax and deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option.
[2] Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available.
[3] Includes noncontrolling interest up to the economic capital requirement for each subsidiary.
[4] Tier 2 capital instruments excluding items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG, unrealized gains on listed securities (45 % eligible) and certain haircut-amounts that only apply under regulatory capital assessment.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 160 % as of December 31, 2012, compared to 159 % as of December 31, 2011. The increase in capital supply, driven by higher shareholders' equity and reduced deduction items, outweighed the increase in the observed capital demand and determined the development in favor of the ratio. The shareholders' equity increase by € 613 million mainly reflected unrealized gains on financial assets available for sale and net income of the year, partially offset by foreign currency translation effects. The decrease in the noncontrolling interest by € 694 million was due to effects from the conclusion of the aforementioned domination and profit and loss transfer agreement with Postbank. The increase in capital demand was driven by higher economic capital requirement, explained in the section "Overall Risk Position", which was partially offset by the impairments of goodwill and other intangible assets in the fourth quarter 2012.

The above capital adequacy measures apply for the consolidated group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework, further described in the other sections of this report.

Internal Control over Financial Reporting

General

Management of Deutsche Bank and its consolidated subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting ("ICOFR"). Our internal control over financial reporting is a process designed under the supervision of our Co-Chief Executive Officers and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS). ICOFR includes our disclosure controls and procedures to prevent misstatements.

Risks in financial reporting

The main risks in financial reporting are that either financial statements do not present a true and fair view due to inadvertent or intentional errors (fraud) or the publication of financial statements is not done on a timely basis. These risks may reduce investor confidence or cause reputational damage and may have legal consequences including banking regulatory interventions. A lack of fair presentation arises when one or more financial statement amounts or disclosures contain misstatements (or omissions) that are material. Misstatements are deemed material if they could individually or collectively, influence economic decisions that users make on the basis of the financial statements.

To confine those risks of financial reporting, management of the Group has established ICOFR to provide reasonable but not absolute assurance against material misstatements. The design of the ICOFR is based on internal control framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). COSO recommends the establishment of specific objectives to facilitate the design and evaluate adequacy of a control system. As a result in establishing ICOFR, management has adopted the following financial statement objectives:

- Existence – assets and liabilities exist and transactions have occurred.
- Completeness – all transactions are recorded, account balances are included in the financial statements.
- Valuation – assets, liabilities and transactions are recorded in the financial reports at the appropriate amounts.
- Rights and Obligations and ownership – rights and obligations are appropriately recorded as assets and liabilities.
- Presentation and disclosures – classification, disclosure and presentation of financial reporting is appropriate.
- Safeguarding of assets – unauthorized acquisitions, use or disposition of assets is prevented or detected in a timely manner.

However, any internal control system, including ICOFR, no matter how well conceived and operated, can provide only reasonable, but not absolute assurance that the objectives of that control system are met. As such, disclosure controls and procedures or systems for ICOFR may not prevent all errors and fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Organization of the Internal Control System

Functions involved in the system of internal control over financial reporting

Controls within the system of ICOFR are performed by all business functions and infrastructure functions with an involvement in assuring the reliability of these books and records that underlie the financial statements. As a result, the operation of ICOFR involves staff based mainly in the following functions: Finance, Group Technology and Operations, Risk, and Group Tax.

Finance is responsible for the periodic preparation of the financial statements and operates independently from the businesses. Within Finance, different departments have control responsibilities which contribute to the overall preparation process:

- Finance specialists for businesses or entities – responsible for assuring the quality of financial data by performing validation and control. They are in close contact with business, infrastructure and legal entity management and employ their specific knowledge to address financial reporting issues arising on products and transactions, as well as validating reserving and other judgmental adjustments. Entity and business related specialists add the perspective of legal entities to the business view and sign-off on the financial reporting of their entities.
- Finance-Group Reporting – responsible for Group-wide activities which include the preparation of group financial and management information, forecasting and planning, and risk reporting. Finance-Group Reporting set the reporting timetables, perform the consolidation and aggregation processes, effect the elimination entries for inter and intra group activities, control the period end and adjustment processes, compile the Group financial statements, and consider and incorporate comments as to content and presentation made by senior and external advisors.
- Accounting Policy and Advisory Group ("APAG") – responsible for developing the Group's interpretation of International Financial Reporting Standards and their consistent application within the Group. APAG provides accounting advice and consulting services to Finance and the wider business, and ensures the timely resolution of corporate and transaction-specific accounting issues.
- Global Valuation Oversight Group ("GVO") and business aligned valuation specialists – responsible for developing policies and minimum standards for valuation, providing related implementation guidance when undertaking valuation control work, and challenging and validating valuation control results. They act as the single point of contact on valuation topics for external parties (such as regulators and external auditors).

The operation of ICOFR is also importantly supported by Group Technology and Operations, Risk and Group Tax. Although these functions are not directly involved in the financial preparation process, they contribute significantly to the production of financial information:

- Group Technology and Operations ("GTO") – responsible for confirming transactions with counterparties, and performing reconciliations both internally and externally of financial information between systems, depots and exchanges. GTO also undertakes all transaction settlement activity on behalf of the Group and performs reconciliations of nostro account balances.
- Risk – responsible for developing policies and standards for managing credit, market, legal, liquidity and operational risks. Risk identifies and assesses the adequacy of credit, legal and operational provisions.
- Group Tax – responsible for producing income tax related financial data in conjunction with Finance, covering the assessment and planning of current and deferred income taxes and the collection of tax related information. Group Tax monitors the income tax position and controls the provisioning for tax risks.

Controls to minimize the risk of financial reporting misstatement

The system of ICOFR consists of a large number of internal controls and procedures to minimize the risk of misstatement of the financial statements. Such controls are integrated into the operating process and include those which:

- are ongoing or permanent in nature such as supervision within written policies and procedures or segregation of duties,
- operate on a periodic basis such as those which are performed as part of the annual financial statement preparation process.
- are preventative or detective in nature.
- have a direct or indirect impact on the financial statements themselves. Controls which have an indirect effect on the financial statements include IT general controls such as system access and deployment controls whereas a control with a direct impact could be, for example, a reconciliation which directly supports a balance sheet line item.
- feature automated and/or manual components. Automated controls are control functions embedded within system processes such as application enforced segregation of duty controls and interface checks over the completeness and accuracy of inputs. Manual internal controls are those operated by an individual or group of individuals such as authorization of transactions.

The combination of individual controls encompasses all of the following aspects of the system of ICOFR:

- Accounting policy – design and implementation. Controls to ensure the consistent recording and reporting of the Group's business activities on a global basis in accordance with authorized accounting policies.
- Reference data. Controls over reference data in relation to the general ledger and on and off-balance sheet transactions including product reference data.
- Transaction approval, capture and confirmation. Controls to ensure the completeness and accuracy of recorded transactions as well as appropriate authorization. Such controls include transaction confirmations which are sent to and received from counterparties to ensure that trade details are corroborated.
- Reconciliation controls, both externally and internally. Inter-system reconciliations are performed between relevant systems for all trades, transactions, positions or relevant parameters. External reconciliations include nostro account, depot and exchange reconciliations.
- Valuation including the independent price verification process ("IPV"). Finance performs IPV controls at least monthly, in order to gain comfort as to the reasonableness of the front office valuation. The results of the IPV processes are assessed on a monthly basis by the Valuation Control Oversight Committee. Business aligned valuation specialists focus on valuation approaches and methodologies for various asset classes and perform IPV for complex derivatives and structured products.
- Taxation. Controls to ensure that tax calculations are performed properly and that tax balances are appropriately recorded in the financial statements.
- Reserving and judgmental adjustments. Controls to ensure reserving and other judgmentally based adjustments are authorized and reported in accordance with the approved accounting policies.
- Balance Sheet substantiation. Controls relating to the substantiation of balance sheet accounts to ensure the integrity of general ledger account balances based on supporting evidence.
- Consolidation and other period end reporting controls. At period end, all businesses and regions submit their financial data to the Group for consolidation. Controls over consolidation include the validation of accounting entries required to eliminate the effect of inter and intra company activities. Period end reporting controls include general ledger month end close processes and the review of late adjustments.
- Financial Statement disclosure and presentation. Controls over compilation of the financial statements themselves including preparation of disclosure checklists and compliance with the requirements thereof, and review and sign-off of the financial statements by senior Finance management. The financial statements are also subject to approval by the Management Board, and the Supervisory Board and its Audit Committee.

Measuring effectiveness of internal control

Each year, management of the Group undertakes a formal evaluation of the adequacy and effectiveness of the system of ICOFR. This evaluation incorporated an assessment of the effectiveness of the control environment as well as individual controls which make up the system of ICOFR taking into account:

- The financial misstatement risk of the financial statement line items, considering such factors as materiality and the susceptibility of the particular financial statement item to misstatement.
- The susceptibility of identified controls to failure, considering such factors as the degree of automation, complexity, risk of management override, competence of personnel and the level of judgment required.

These factors, in aggregate, determine the nature and extent of evidence that management requires in order to be able to assess whether or not the operation of the system of ICOFR is effective. The evidence itself is generated from procedures integrated with the daily responsibilities of staff or from procedures implemented specifically for purposes of the ICOFR evaluation. Information from other sources also forms an important component of the evaluation since such evidence may either bring additional control issues to the attention of management or may corroborate findings. Such information sources include:

- Reports on audits carried out by or on behalf of regulatory authorities
- External Auditor reports
- Reports commissioned to evaluate the effectiveness of outsourced processes to third parties

In addition, Group Audit provides assurance over the design and operating effectiveness of ICOFR by performing periodic and ad-hoc risk-based audits. Reports are produced summarizing the results from each audit performed which are distributed to the responsible managers for the activities concerned. These reports, together with the evidence generated by specific further procedures that Group Audit performs also provide evidence to support the annual evaluation by management of the overall operating effectiveness of the ICOFR.

As a result of the evaluation, management has concluded that ICOFR is appropriately designed and operating effectively as of December, 31 2012.

Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

Structure of the Share Capital

As of December 31, 2012, Deutsche Bank's issued share capital amounted to € 2,379,519,078.40 consisting of 929,499,640 ordinary shares without par value. The shares are fully paid up and in registered form. Each share confers one vote.

Restrictions on Voting Rights or the Transfer of Shares

Under Section 136 of the German Stock Corporation Act the voting right of the affected shares is excluded by law. As far as the bank held own shares as of December 31, 2012 in its portfolio according to Section 71b of the German Stock Corporation Act no rights could be exercised. We are not aware of any other restrictions on voting rights or the transfer of shares.

Shareholdings which Exceed 10 % of the Voting Rights

The German Securities Trading Act (Wertpapierhandelsgesetz) requires any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify us and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold is 3 %. We are not aware of any shareholder holding directly or indirectly 10 % or more of the voting rights.

Shares with Special Control Rights

Shares which confer special control rights have not been issued.

System of Control of any Employee Share Scheme where the Control Rights are not Exercised Directly by the Employees

The employees, who hold Deutsche Bank shares, exercise their control rights as other shareholders in accordance with applicable law and the Articles of Association (Satzung).

Rules Governing the Appointment and Replacement of Members of the Management Board

Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6) the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the Articles of Association, the Management Board has at least three members. The Supervisory Board may appoint one or two members of the Management Board as Chairpersons of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act (Mitbestimmungsgesetz; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (Amtsgericht) in Frankfurt am Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the Stock Corporation Act).

Pursuant to the German Banking Act (Kreditwesengesetz) evidence must be provided to the German Federal Financial Supervisory Authority (BaFin) and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 33 (2) of the Banking Act).

The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the shareholders' meeting (Hauptversammlung, referred to as the General Meeting), unless such vote of no-confidence was made for obviously arbitrary reasons.

The BaFin may appoint a special representative and transfer to such special representative the responsibility and powers of individual members of the Management Board if such members are not trustworthy or do not have the required competencies or if the credit institution does not have the required number of Management Board members. If members of the Management Board are not trustworthy or do not have the required expertise or if they have missed a material violation of the principles of sound management or if they have not addressed identified violations, the BaFin may transfer to the special representative the responsibility and powers of the Management Board in its entirety. In any such case, the responsibility and powers of the Management Board members concerned are suspended (Section 45c (1) through (3) of the Banking Act).

If the discharge of a bank's obligations to its creditors is endangered or if there are valid concerns that effective supervision of the bank is not possible, the BaFin may take temporary measures to avert that risk. It may also prohibit members of the Management Board from carrying out their activities or impose limitations on such activities (Section 46 (1) of the Banking Act). In such case, the Local Court Frankfurt am Main shall, at the request of the BaFin appoint the necessary members of the Management Board, if, as a result of such prohibition, the Management Board does no longer have the necessary number of members in order to conduct the business (Section 46 (2) of the Banking Act).

Rules Governing the Amendment of the Articles of Association

Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the Commercial Register (Section 181 (3) of the Stock Corporation Act).

Powers of the Management Board to Issue or Buy Back Shares

The Management Board is authorized to increase the share capital by issuing new shares for cash and in some circumstances noncash consideration. As of December 31, 2012, Deutsche Bank AG had authorized but unissued capital of € 1,152,000,000 which may be issued in whole or in part until April 30, 2016. Further details are governed by Section 4 of the Articles of Association.

Authorized capital	Consideration	Pre-emptive rights	Expiration date
€ 230,400,000	Cash	May be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act	April 30, 2016
€ 230,400,000	Cash or noncash	May be excluded if the capital increase is for noncash consideration with the intent of acquiring a company or holdings in a company	April 30, 2016
€ 691,200,000	Cash	May not be excluded	April 30, 2016

The Management Board is authorized to issue once or more than once, participatory notes that are linked with conversion rights or option rights and/or convertible bonds and/or bonds with warrants. The participatory notes, convertible bonds or bonds with warrants may also be issued by affiliated companies of Deutsche Bank AG. For this purpose share capital was increased conditionally upon exercise of these conversion and/or exchange rights or upon mandatory conversion.

Contingent capital	Expiration date for the issuance of conversion and/or option rights
€ 230,400,000	April 30, 2015
€ 230,400,000	April 30, 2016
€ 230,400,000	April 30, 2017

The Annual General Meeting of May 27, 2010 authorized the Management Board pursuant to Section 71 (1) No. 7 of the Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before November 30, 2014, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 %. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 % of the share capital of Deutsche Bank AG.

The Annual General Meeting of May 31, 2012 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to buy, on or before November 30, 2016, own shares of Deutsche Bank AG in a total volume of up to 10 % of the present share capital. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to Sections 71a et seq. of the Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 % of the company's share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10 % higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10 % higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board has also been authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act in a way other than through the stock exchange or by an offer to all shareholders, provided this is done against contribution-in-kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board has been authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of the option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent to which they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent.

The Management Board has also been authorized with the exclusion of shareholders' pre-emptive rights to use such own shares to issue staff shares to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board has been authorized with the exclusion of shareholders' pre-emptive rights to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10 % of the company's share capital at the time this authorization becomes effective or – if the amount is lower – at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of Section 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10 % of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bond or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of Section 186 (3) sentence 4 Stock Corporation Act.

The Management Board has also been authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

The Annual General Meeting of May 31, 2012 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to execute the purchase of shares under the resolved authorization also with the use of put and call options or forward purchase contracts. The company may accordingly sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5 % of the actual share capital at the time of the resolution by the General Meeting on this authorization. The maturities of the options must end no later than on November 30, 2016.

The purchase price to be paid for the shares upon exercise of the put options or upon the maturity of the forward purchase may not exceed more than 10 % or fall below 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs but taking into account the option premium received or paid. The call option may only be exercised if the purchase price to be paid does not exceed by more than 10 % or fall below 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares.

To the sale and cancellation of shares acquired with the use of derivatives the general rules established by the General Meeting apply.

Significant Agreements which Take Effect, Alter or Terminate upon a Change of Control of the Company Following a Takeover Bid

Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

Agreements for Compensation in Case of a Takeover Bid

If a member of the Management Board leaves the bank within the scope of a change of control, he receives a one-off compensation payment described in greater detail in the following Compensation Report.

If the employment relationship with certain executives with global or strategically important responsibility is terminated within a defined period within the scope of a change of control, without a reason for which the executives are responsible, or if these executives terminate their employment relationship because the company has taken certain measures leading to reduced responsibilities, the executives are entitled to a severance payment. The calculation of the severance payment is, in principle, based on 1.5 times to 2.5 times the total annual remuneration (base salary as well as variable – cash and equity-based – compensation) granted before change of control. Here, the development of total remuneration in the three calendar years before change of control is taken into consideration accordingly.

Compensation Report

Introduction

The Compensation Report in prior years provided information on the underlying principles and the amount of compensation of only the members of the Management Board of Deutsche Bank AG. For the 2012 financial year, however, in order to promote greater transparency with regards to overall Group compensation, the information and disclosures required under the German regulation on the supervisory requirements for compensation systems of banks ("InstitutsVergV") have been consolidated into the report.

The full report now comprises the following sections:

— Group compensation overview and disclosure
— Management Board report and disclosure
— Senior Management Group
— Employees regulated under the InstitutsVergV
— Compensation System for Supervisory Board Members

The report complies with the requirements of Section 314 (1) No. 6 of the German Commercial Code ("HGB"), the German Accounting Standard No. 17 "Reporting on Executive Body Remuneration", the InstitutsVergV and the recommendations of the German Corporate Governance Code.

Group compensation overview and disclosure

The evolution of compensation practices and culture was placed firmly at the forefront of our commitments during 2012. It is widely perceived that certain aspects of compensation across the financial services industry should be addressed in the context of the current regulatory and macroeconomic environment, including impacts and lessons learned from the 2007 financial crisis. During the Investor Day in September 2012, we committed to taking specific and innovative actions in this regard which we have initiated, and in some instances already delivered, during the intervening period. For the first time we have asked senior professionals from outside the industry to assist us with their expertise and independent view in order to further improve our compensation practices. More information on the Independent Compensation Review Panel (ICRP) and how they have influenced compensation practices can be found in the subsequent sections of the report.

Our compensation governance structure, principles and policies have been the focus of continuous improvement in recent years. Many of these enhancements have been aligned with the introduction and oversight of new specific compensation regulations. In 2012, however, we have consciously taken the decision to step away from and go beyond the existing requirements with the clear intention to lead what is hoped will be a cultural change across the industry. These enhancements are addressed in the following report.

This section focuses on our compensation philosophy, policy and governance structures at a Group level and addresses the Section 7 group disclosure requirements under the InstitutsVergV. Specific information and disclosures with respect to the Management Board and other defined employee populations is included in subsequent sections.

Independent Compensation Review Panel

In September 2012 we announced our intention to convene an independent panel comprised of senior, highly regarded professionals with extensive experience from both industry and high public office. The clear intention was to seek an objective view of our existing compensation policies and processes, assess how these compared to industry best practice and formulate core principles and minimum standards for future structures and practices. Furthermore, we sought assistance in defining appropriate levels of transparency and disclosure in relation to compensation.

In October 2012 membership of the panel was announced.

Dr. Jürgen Hambrecht (Chair)	– former CEO of BASF
Michael Dobson	– CEO of Schroders
Morris W. Offit	– Chairman of Offit Capital and Independent Director of AIG
Dr. Michael Otto	– Chairman of the Supervisory Board of Otto Group
Dr. Theo Waigel	– former Federal Minister of Finance for Germany

The panel followed a specific work plan leading up to the end of 2012 and continuing in 2013, working stringently towards their objectives and final recommendations. Preliminary conclusions are evident in the Compensation Report, particularly with regards to increased levels of transparency and disclosure but also the recommendation to adjust slightly the focus of compensation structures for the most senior employees and work towards more competitive levels of compensation deferred. The full recommendations from the panel will be finalised in 2013. Specific references to the panel recommendations are made in the following sections where applicable.

Compensation Philosophy and Principles

Deutsche Bank is a truly global organization operating in all regions across the world. We operate and strongly support a "One Bank" approach in relation to compensation to ensure employees are globally governed under the same principles, policy and procedures. This ensures a fully transparent, balanced and equitable approach to compensation.

The following core remuneration principles which were already introduced in 2010 apply globally and form the backbone of our compensation practices:

- align compensation to shareholder interests and sustained firm-wide profitability, taking account of risk and the cost of capital;
- comply with regulatory requirements;
- maximize employee and firm performance;
- attract and retain the best talents;
- calibrate to different divisions and levels of responsibility;
- have simple and transparent compensation design.

The principles are fully aligned with and build on our following core values which underpin and shape the work we do:

- Performance;
- Trust;
- Teamwork;
- Innovation;
- Client Focus.

Complete focus on and dedication to clients is an imperative for building on and maintaining our success. Customers must be placed at the centre of our activities and drive all that we seek to achieve. Looking forward in 2013, this key objective will play an even greater role and will form one of the core principles reflected in new performance standards. Our Passion to Perform is driven by dedicated Client Focus and reinforced through delivering excellence and building long-term trusted relationships.

Within this wider context, we strongly believe that defined standards for compensation help to establish a direct relationship between the incentives for performance and the longer-term success of the firm. Compensation should reflect the success of the Bank as a whole but equally also account for the contributions made at a divisional and individual level. Discouragement of excessive risk taking forms an integral part of our compensation policy and this is both accompanied and supported by a management culture which is built on and guided by strong risk management, sound judgment, stable processes and effective controls.

We continually seek to reform and improve our compensation policies, practices and cultural direction through ongoing review processes. Our compensation policy is framed by the specific requirements of our home regulator, the Bundesanstalt für Finanzdienstleistungsaufsicht ("BaFin"). In particular, the InstitutsVergV which came into effect in 2010 is the primary compensation regulation requirement applicable to us on a Group-wide basis.

We are also subject to specific local regulations in certain jurisdictions and continue to pro-actively engage with regulators to ensure compliance with these to the extent they differ from the InstitutsVergV. A consistent global approach to compensation regulation appears unlikely in the near future, however, we continue to promote the merits of a level playing field across the industry in this respect. Strong, purposeful and targeted regulation is important to underpin sound risk management policies by firms.

Governance Structure

We operate a Global Reward Governance Structure within the German Two Tier Board Structure which oversees all aspects of compensation and compliance with the global regulatory requirements. For the Management Board, the Governance Structure is led solely by the Supervisory Board. The Senior Executive Compensation Committee ("SECC") oversees compensation related decisions for all other employees in the Group. The SECC is specifically tasked by the Management Board to:

- develop sustainable compensation principles and prepare recommendations on compensation and bonus levels including allocation to employees;
- ensure appropriate compensation governance and oversight.

The SECC is co-chaired by Stefan Krause (Chief Financial Officer) and Dr. Stephan Leithner (Chief Executive Officer Europe (except Germany and UK), Human Resources, Legal & Compliance, Government & Regulatory Affairs), both of whom are members of the Management Board, and also includes senior employees from Risk, Finance and Human Resources. No employees aligned to any of our business divisions are members of the SECC in order to ensure its independence.

Global Reward Governance Structure


Supervisory Board
Management Board
Senior Executive Compensation Committee (SECC)
Group Compensation Oversight Committee (GCOC)
Divisional Compensation Committees (DCC)
Group Compensation Review Committee (GCRC)
Compensation Operating Council (COC)
Administration Committee (AC)
Investment Committee (IC)
Impairment Review Control Committee (IRCC)

The SECC is supported by two sub-committees, each responsible for specific aspects of our governance requirements.

The Group Compensation Oversight Committee ("GCOC") reviews divisional compensation frameworks and ensures that the frameworks and practices comply with both our compensation principles and policies and all external regulatory requirements. This compliance includes taking into account sound measurements and metrics on: the financial performance of the Group and the respective divisions, the inherent risk profiles based on the different types of risk (i.e. operational, market, liquidity, reputational, regulatory and credit risk) and adherence to Compliance policies.

The GCOC has made a number of enhancements to the requirements it places upon the divisional compensation committees during 2012. These include the requirement, where applicable, for sub-divisional compensation frameworks in order to further integrate the use of business specific metrics and information into the compensation decision making process. Furthermore, the written documentation requirements required of senior managers to support Variable Compensation decisions have been significantly enhanced.

The Group Compensation Review Committee's ("GCRC") main responsibilities include operating an effective framework of compensation components and policies, approving new plans and changes to existing plans and reviewing our current and future liabilities related to compensation plans, in particular with regards to equity or equity-based components.

Fundamental Compensation Structure and Components

We operate a Total Compensation philosophy for all staff globally. Total Compensation is made up of fixed (salary and any applicable allowances) and Variable Compensation. Variable Compensation awards are generally discretionary and are determined in accordance with the performance of the employee, their respective division and the Group as a whole.

Variable Compensation is used as a tool to incentivize and reward high performing employees and furthermore, through the deferral of awards, ensure part of the compensation of senior employees is aligned to their own and the Group's future performance. A Group-wide matrix is operated in order to determine the amount of any Variable Compensation that is deferred.

As an interim recommendation, the Independent Compensation Review Panel indicated that we should focus on deferral of Variable Compensation for our most senior employees and where possible reduce overall deferrals, thus reducing the compensation cost for future years. The deferral threshold was set at € 100,000 from which point 50 % of Variable Compensation was deferred. The overall amount deferred increased as the value of Variable Compensation increased.

As part of the focus on aligning senior employee compensation to future performance, 100 % of any Variable Compensation award above € 1 million was deferred. As a result of this and the overall deferral matrix, the maximum immediate cash payment was limited to € 300,000.

Increasing the deferral threshold to € 100,000 whilst retaining an overall cash cap ensured we achieved our objective of focusing on senior employees. More junior employees were subject to lower deferrals than 2011 whilst our most senior employees were still subject to a cash cap and deferral levels remained high in comparison to the majority of industry peers.

In accordance with the InstitutsVergV 50 % of the non-deferred Variable Compensation for any employees covered by this regulation (in the following referred to as "Regulated Employees") is required to be awarded in equity and subject to a retention period. On this basis, Regulated Employees with Variable Compensation of € 1 million or above were subject to a minimum effective deferral rate of 85 % and cash payment cap of € 150,000. This deferral rate is considerably higher than the requirements under the Capital Requirements Directive III and the InstitutsVergV. Furthermore, at this time there is no requirement to put a maximum limit on the amount of the non-deferred Variable Compensation. Both measures have been voluntarily implemented by us.

Deferral structures and vehicles

Whilst we operate a global compensation policy, it is important that specific employee populations can be identified, and where necessary steps taken to structure certain aspects of compensation accordingly. The illustration below identifies the four main categories of employees at Deutsche Bank Group who have received a deferred compensation award for 2012. Further detailed information on the Management Board, Senior Management Group and further Regulated Employees is set out in subsequent sections of the report.

Groups of employees with deferred Variable Compensation awards


Number
of individuals
Management
Board
7
Senior Management
Group
119
further Regulated
Employees
1,089
non-regulated employees with
a deferred award
circa 3,500


Full population regulated pursuant to InstitutsVergV („Regulated Employees")

All employees with a 2012 deferred Variable Compensation award received 50 % of the deferred award in the form of equity and 50 % in deferred cash.

Restricted Equity Awards
The portion of deferred Variable Compensation that is equity-based is granted in the form of a conditional entitlement to the future delivery of shares (a Restricted Equity Award "REA"). REAs are governed by the Deutsche Bank Equity Plan, under which employees are granted the right to receive Deutsche Bank shares after a specified period of time. The value of the REAs is subject to the performance of the Deutsche Bank share price over the pre-defined vesting and (where applicable) retention period and is thus linked to the sustained development of long-term value. Participants in the Deutsche Bank Equity Plan are not entitled to receive actual dividends until the shares are delivered to them.

The vesting period and forfeiture provisions for the REA vary across the different groups of employees in the diagram above. The Management Board and Senior Management Group are subject to a newly introduced four and a half year cliff vesting period followed by a further six-month retention period (during which time the shares cannot be sold). All other Regulated Employees are subject to a three-year pro rata vesting period with a further six-month retention period following the vesting of each tranche. All remaining employees with a deferred award are subject to a three year pro rata vesting period. A 5 % premium award is applicable for all employees (excluding the Senior Management Group and Management Board) to reflect the fact that the award does not attract dividends during the vesting period. A dividend equivalent based on the dividend paid and share price on the dividend payment date applies to the Management Board and Senior Management Group.

Restricted Incentive Awards

The non equity based portion of deferred Variable Compensation is granted as deferred cash compensation (Restricted Incentive Award "RIA"). RIAs are granted on the basis of the Deutsche Bank Restricted Incentive Plan. The RIA is subject to a minimum three-year pro-rata vesting period during which time specific forfeiture provisions apply. A 2 % premium award is applicable for all beneficiaries in recognition that the award does not attract interest.

Equity Upfront Awards

As per REAs, Equity Upfront Awards ("EUA") are granted and governed under the Deutsche Bank Equity Plan. Accordingly, EUAs represent a conditional entitlement to the future delivery of shares. The value of the EUA is subject to the performance of the Deutsche Bank share price over the pre-defined retention period and is thus linked to a sustained development. Participants in the Deutsche Bank Equity Plan are not entitled to receive actual dividends until the shares are delivered to them. As required under the InstitutsVergV, for all Regulated Employees, 50 % of the remaining non-deferred Variable Compensation (after the percentage deferred is calculated) is awarded in the form of EUA and subject to a retention period of six months (three years for Management Board members). A dividend equivalent based on the dividend paid and share price on the dividend payment date applies during the retention period.

Compensation structure for Regulated Employees


Variable Compensation
total
max. 60 %
immediate payment or delivery after retention period
min. 40 %
payment or delivery deferred (and if applicable after retention period)
thereof
thereof
max.
50 %
Upfront Cash
min.
50 %
EUA
max.
50 %
RIA
min.
50 %
REA
payment or delivery of at least 70 % at later dates
cash
equity-based
retention period
cash
deferred
equity-based
deferred
retention period

Compensation structure for non-regulated employees with a deferred award


Variable Compensation
total
Upfront
immediate payment
Deferred
payment or delivery deferred
thereof
100 %
Upfront Cash
50 %
RIA
50 %
REA
cash
cash
deferred
equity-based
deferred

EUA = Equity Upfront Awards
RIA = Restricted Incentive Awards
REA = Restricted Equity Awards

A consolidated summary of the vesting periods for each award type across the employee populations identified is set out below. Further detailed information is provided in the specific sections addressing compensation for the Management Board, Regulated Employees and Senior Management Group.

Vesting periods for each award type and population

	Grant year	1st subsequent year	2nd subsequent year	3rd subsequent year	4th subsequent year	5th subsequent year
Upfront Cash	100% 100% 100% 100%					
Equity Upfront Awards (nb 1)	100% 100% 100%					
Restricted Incentive Awards		25% 33% 33% 33%	25% 33% 33% 33%	25% 33% 33% 33%	25%	
Restricted Equity Awards (nb 2)		33% 33%	33% 33%	33% 33%		100% 100%

- Management Board
- Senior Management Group
- Further Regulated Employees
- Non-regulated employees with a deferred award

Nb 1: The Equity Upfront Awards are subject to a six-month retention period (with the exception of the Management Board for whom a three-year retention period applies). The shares are released after this period.
Nb 2: The full number of Restricted Equity Awards granted to the members of the Management Board and the Senior Management Group is delivered after five years. This comprises a four and a half year vesting period and a six-month retention period. For further Regulated Employees a six-month retention period applies following the vesting of each tranche after which the shares are released.

Compensation and Risk Management

We are acutely aware of the importance of ensuring Variable Compensation pools are subject to appropriate risk adjustment measures.

Risk adjustment measures


Ex-ante Risk Adjustments
Ex-post Risk Adjustments
Quantitative
Qualitative
Explicit
Implicit
Economic Capital
Group/Divisional/Employee Performance
Quantitative performance metrics based on group and divisional performance
Share price movements for up to 5 year vesting/retention period
Risk-adjusted Net Income before Bonus and Income Taxes
Control Function input
Individual performance forfeiture clawback
Value at Risk
Red Flag reports
Individual policy/regulatory breaches

Ex-ante risk adjustment measures

To achieve appropriate ex-ante risk adjustments, we use an Economic Capital Model developed within the Risk function which is our primary method of calculating the degree of future potential risk to which we may be exposed.

The model measures the amount of capital the Group would need in order to absorb very severe unexpected losses arising from the Group's exposures. "Very severe" in this context means that economic capital is set at a level to cover, with a probability of 99.98 %, the aggregated unexpected losses within one year.

Ex-ante risk adjustment is initially employed at the Group level and is designed to reflect our risk exposure at the time of Variable Compensation allocation. Risk is considered by reviewing risk-adjusted profit and loss prior to distributing divisional Variable Compensation pools. As the risk profile of the organization increases, the economic capital charge also increases, thereby driving down Group-wide economic profitability and, by extension, the amount of Variable Compensation awarded. After adjusting Net Income before Bonus and Income Taxes for economic capital at the Group-wide level, we determine risk adjusted bonus eligible Net Income before Bonus and Income Taxes as a basis for allocating Variable Compensation pools. Therefore, adjustments made at the Group-wide level are reflected in allocations made at all levels of the organization.

As a general rule, we capture all material risks within the four prime risk types of our economic capital framework (Credit, Market, Operational, and Business Risk). Other risks are mapped into the appropriate overarching risk type. Specific examples of risks captured within each of the sub-risk types are as follows:

Credit Risk
- counterparty risk, transfer risk, settlement risk;

Market Risk
- trading default risk, trading market risk, nontrading market risk;

Operational Risk
- legal risk, IT risk, staff risk, business continuity risk, vendor risk, transaction processing risk, financial reporting/recording risk, fiduciary service risk, real estate risk, security risk;

Business Risk
- strategic risk, tax risk.

Ex-post risk adjustment measures

Clawback provisions, pursuant to which we are entitled to forfeit compensation components previously awarded, represent a crucial aspect our governance process and act as a mechanism for ensuring that a substantial portion of Variable Compensation for senior employees remains subject to both future performance and conduct. We have utilized clawback provisions for a number of years and have once again enhanced the depth of the measures attached to 2012 deferred Variable Compensation awards.

The clawback provisions below have been applied to 2012 deferred Variable Compensation awards. The following table outlines which of the provisions apply to the specific employee populations. Where necessary, further information on the application of the clawbacks is provided in the sections addressing the Management Board, Regulated Employees and Senior Management Group.

- Group clawback
  This clawback utilises positive Group Net Income Before Income Taxes as a performance condition for vesting in the full value of the REA and RIA granted for 2012. The performance condition is met only if Group Net Income Before Income Taxes is zero or greater. If Group Net Income Before Income Taxes is negative for any year during the vesting period, the performance condition will not be met and 100 % of the REA and RIA tranches due to vest in respect of that year will be forfeited. For the Management Board and

Senior Management Group subject to the five year REA cliff vesting, if for any year during the vesting period the Group Net Income before Taxes is negative, 20 % of the award will be forfeited in respect of that year.

— Divisional clawback
This clawback utilises positive divisional Net Income before Income Taxes as a performance condition for vesting in the full value of the REA and RIA granted for 2012. The performance condition is met for individual employees only if their respective divisional Net Income before Income Taxes is not negative. If Net Income before Income Taxes is negative for any division during any year of the vesting period, the performance condition will not be met and 100 % of the REA and RIA tranches due to vest in respect of that year will be forfeited by all employees in the applicable division. For the Senior Management Group subject to the five-year REA cliff vesting, if for any year during the vesting period the divisional Net Income before Income Taxes is negative, 20 % of the award will be forfeited in respect of that year. The divisional clawback measure does not apply to the Management Board or employees working in Regional Management or Infrastructure divisions.

— Performance Forfeiture clawback
This clawback puts an employee's RIA and REA at risk into the future and allows us to determine whether adjustments may be necessary based on actual outcomes. Up to 100 % of an employee's unvested awards can be clawed back in the event that we discover that the original award value was inappropriate because a performance measure is later deemed to be materially inaccurate or if a deal, trade or transaction considered to be attributable to the employee has a significant adverse effect on any Group entity, any Corporate Division or the Group. This clawback has been applied for the first time to REAs granted in respect of 2012 and represents an important governance enhancement.

— Policy/Regulatory Breach clawback
All of our long-term compensation plans contain a behavioral clawback, which includes provisions providing for the forfeiture of all unvested and unpaid compensation if an employee is terminated for misconduct, including but not limited to, dishonesty, fraud, misrepresentation or breach of trust. An award may be clawed back for an internal policy or procedure breach or breach of any applicable laws or regulations imposed other than by us. Specific tranches of an award may also be forfeited where it is determined that a policy breach has occurred, however the disciplinary sanctions fall short of termination for Cause.

Application of clawbacks to different employee populations

	Group clawback	Divisional clawback	Performance Forfeiture clawback	Policy/Regulatory Breach clawback
Management Board	✓		✓	✓
Senior Management Group	✓	✓[1]	✓	✓
further Regulated Employees	✓	✓[1]	✓	✓
non-regulated employees with a deferred award			✓	✓

[1] Only applies for employees working in front office business divisions.

In addition to these specific clawbacks, a number of other provisions are included in the relevant plan rules which facilitate the forfeiture of deferred awards for all employees. These include (but are not limited to):

— voluntary termination of employment;
— termination for Cause;
— solicitation of customers, clients or Deutsche Bank Group employees;
— disclosure or usage of proprietary information;
— provision of similar, related or competitive services to other financial services companies following retirement, career retirement or public service retirement.

Hedging

All employees with deferred awards are not permitted to limit or cancel out the risk in connection with their compensation through hedging or other countermeasures. Any such action is deemed a breach of policy and will result in the full forfeiture of awards.

Compensation Disclosure pursuant to Section 7 InstitutsVergV

2012 Variable Compensation awards (which exclude charges for prior year deferrals but include current year awards vesting in the future) were € 3.166 billion in total. With regards to the underlying award structures we refer to the detailed descriptions provided in this report. The Group-wide deferral ratio was 47 % compared to 61 % in 2011.

Variable Compensation and deferral rates


in € bn.
in %
5
4
3
2
1
0
100
80
60
40
20
0
4.8
2,7
2,1
43%
4.3
2,2
2,1
49%
-33%
3.6
1,4
2,2
61%
3.2
1,7
1,5
47%
-11%
2009
2010
2011
2012

■ Cash
■ Deferred
– Deferral rate (i.e. the proportion of the total Variable Compensation that is delivered in deferred awards)

in € m. (unless stated otherwise)[1]	CB&S	GTB	AWM	PBC	NCOU	2012 Group Total	2011 Group Total
Total Compensation	4,890	936	1,424	2,685	255	10,191	10,455
thereof:							
Fixed Compensation	2,698	697	1,013	2,424	194	7,025	6,895
Variable Compensation	2,192	240	411	262	61	3,166	3,560
# of employees	28,659	10,022	11,562	45,493	2,483	98,219	100,996

[1] Comprises the number of employees as well as the discretionary part of the Variable Compensation of Postbank.

All figures in the above table include the allocation of Infrastructure related compensation or number of employees according to our established cost allocation key.

Amortisation of deferred variable compensation awards

As of December 31, 2012, including awards granted in early February 2013, unamortized deferred variable compensation costs amount to approximately € 2.8 billion.

	Actual P&L charge[1]			Projected P&L charge[2]						
in € m.	2010	2011	2012	2013	2014	2015	2016	2017	2018	total 2013 - 2018
Cash awards granted before January 1, 2013	705	945	1,092	415	171	47	0	–	–	633
Share-based awards granted before January 1, 2013	1,057	1,164	1,045	429	150	20	1	–	–	600
Cash awards granted in early 2013	–	–	–	321	231	106	26	–	–	684
Share-based awards granted in early 2013	–	–	–	473	232	112	36	12	1	866
Total	1,762	2,109	2,137	1,638[3]	784	285	63	12	1	2,783

[1] Includes severance and restructuring expense covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment.
[2] Excludes future grants and forfeitures.
[3] Thereof € 893 million in the first half of 2013.

Management Board Report and Disclosure


Management
Board
Senior Management
Group
further Regulated
Employees

Principles of the Compensation System for Management Board Members

In May 2012 the compensation system was presented and approved by a majority vote of 94 % at the Annual General Meeting on the basis of the Compensation Report applicable at the time. However, as part of their mandate the ICRP is also reviewing the current compensation system with the endorsement of the Supervisory Board.

Responsibility

The Supervisory Board is responsible for determining the individual amounts of compensation for the Management Board members. The Chairman's Committee supports the Supervisory Board in the process. It advises the Supervisory Board on all issues in connection with the compensation of the members of the Management Board and prepares all of the resolutions on the compensation system and on the determination of the individual compensation of each Management Board members.

The Chairman's Committee of the Supervisory Board comprises a total of four members, of which two are representatives of the Group's employees. The Chairman's Committee held regular meetings in 2012 and continues to do so in 2013. Most recently it prepared the decision on how the amount of the Variable Compensation for the members of the Management Board for the financial year 2012 is to be assessed.

Principles

The compensation structure for the members of the Management Board takes into account all of the applicable statutory and regulatory requirements. As divergent requirements have been established around the world, numerous aspects must be considered, and therefore the requirements placed on such a system are increasingly extensive and complex.

When designing the structure of the compensation system, determining compensation amounts and structuring its delivery, the focus is set on ensuring a close link between the interests of both the Management Board members and shareholders. This is achieved through the utilization of specific key financial figures which have a connection to the performance of the Deutsche Bank share price and granting compensation elements that are equity-based. The equity-based compensation components are directly linked to the performance of the Deutsche Bank share price and only become eligible for payment over a period of several years. Our performance compared with other companies in the market is a further important criterion for the structuring and determination of compensation.

Furthermore, the compensation system is aligned with performance and success targets. Particular emphasis is attached to our long-term focus, as well as appropriateness and sustainability measures. The compensation system is structured to ensure members of the Management Board are motivated to avoid unreasonably high risks, to achieve the objectives set out in our strategies and to continuously work towards the positive development of the Group.

Compensation for the Management Board members is determined on the basis of several criteria. These include our overall results as well as the relative performance of the Deutsche Bank share price in comparison to selected peer institutions. Within the framework, the Supervisory Board specifically takes into account risk aspects and contributions to our success by the respective organizational unit as well as by the individual Management Board members themselves. Both financial and non-financial parameters are considered when assessing performance. This procedure also fulfils regulatory requirements by going beyond a purely formula-based assessment. Most of the Variable Compensation components are determined on the basis of a multi-year assessment in order to avoid limiting the assessment of business performance to a single year only.

The Supervisory Board regularly reviews the compensation framework for Management Board members with due consideration to market trends and changing legal and regulatory requirements. If the Supervisory Board considers a change to be required, it will adjust the framework accordingly. In the context of this review and the determination of the Variable Compensation, the Supervisory Board uses the expertise of independent external compensation and, if necessary, legal consultants.

Compensation Structure

The compensation structure approved by the Supervisory Board for the individual Management Board members is reflected in their contractual agreements. The compensation is divided into both non-performance-related and performance-related components.

Non-Performance-Related Components

The non-performance-related components primarily comprise the base salary, which is paid in twelve equal monthly payments. In 2012, the annual base salary of the ordinary Management Board members remained unchanged to the previous year. The last adjustment to the base salaries of the two Co-Chairmen took effect as of June 1, 2012. The annual amounts are as follows:

in €	January – May	June – December
Base salary		
Chairman[1]/Co-Chairmen	1,650,000	2,300,000
Ordinary Board Members	1,150,000	1,150,000

[1] Refers to Dr. Ackermann until May 2012.

Additional non-performance-related components include other benefits, which comprise the monetary value of non-cash benefits such as company cars and driver, insurance premiums, expenses for company-related social functions and security measures including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.

Performance-Related Components (Variable Compensation)

Variable Compensation is performance-related. It consists of two components; a bonus and a Long-Term Performance Award. Effective from June 2012 and in line with the appointment of Mr. Jain as Co-Chairman of the Management Board, his entitlement to receive the Division Incentive compensation component related to his responsibility for the CB&S was removed.

Bonus

The total bonus is determined on the basis of two components (bonus components 1 and 2). Their levels depend on the development of the return on equity (based on income before income tax), which is a key factor influencing the share price performance. The first component of the bonus is determined through a comparison of the planned and actually achieved return on equity. The second component of the bonus is based on the actually achieved return on equity. The two components are each assessed over a two-year period: the year for which the bonus is determined and the preceding year. This ensures that the assessment is based not just on a short-term development of the return on equity.

The total bonus to be granted is calculated on the basis of a total target figure. In connection with the new composition of the Management Board effective from June 1, 2012 the total target figures were amended. The individual annual total target figures for an ordinary Management Board member and for the Management Board Chairman/Co-Chairmen in 2012 are as follows:

in €	January – May	June – December
Bonus Target (total)		
Chairman/Co-Chairmen	4,000,000	2,300,000
Ordinary Board Members	1,150,000	1,150,000

The total target figure is divided in half into the two components specified above (target figures 1 and 2). The target figures 1 and 2 are each multiplied with an annually calculated factor (factors 1 and 2) to calculate the respective bonus components 1 and 2.

The calculated total bonus is determined as follows.

Total Bonus =	Bonus component 1 Target figure 1 x factor 1	+	Bonus component 2 Target figure 2 x factor 2

The level of factor 1, which is used for calculating bonus component 1, is determined on the basis of the actually achieved return on equity of a given year as a ratio of the plan figure defined for that year. The ratio resulting from this is the level of achievement, which is calculated as described above for two consecutive years. If the actually achieved return on equity is negative for a given year, the level of achievement is set to zero. Factor 1 is the average of the levels of achievement calculated for the two years. The average of the levels of achievement for the two years being assessed must come to at least 50 %. If it falls below this minimum level, the factor is set to zero and bonus component 1 is not granted. Bonus component 1 is linked to the level of factor 1, resulting in a corresponding linear increase or decrease starting from the target figure. There is an upper limit that is set at 150 % of the target figure.

Factor 2 is determined on the basis of the actually achieved return on equity over a two-year period. The initial basis is an annual return on equity of 18 %. If this figure is achieved, it is linked to a multiplier of 1.0. For each percentage point of deviation, upwards or downwards, the multiplier is increased or reduced in steps of 0.05; in the process, intermediate values are calculated as well. The multiplier can amount to a maximum of 1.5, which corresponds to a return on equity of 28 % or more. In contrast, if the return on equity falls below a minimum level of 4 %, the multiplier is zero. To determine factor 2, the average is formed from the multipliers of the two assessment years and has to amount to a minimum of 0.5.

The two bonus components are added together, resulting in a total bonus. If, for example, the factors for the two bonus components are 1.0 each, the total bonus amounts to the respective total target figure. The calculated total bonus is capped at 1.5 times the total target figure. If defined minimum levels are not reached for both of the bonus components, as described above, no bonus is paid.

The Supervisory Board carries out an additional assessment that can result in an increase or reduction of the calculated total bonus amount. The objective is to adequately take additional quantitative and qualitative factors into account, for example, revenue contributions, the individual contributions to performance, or risk-related factors in light of regulatory requirements. Until May 31, 2012, the exercised discretion was limited to an increase or reduction by up to 50 % of the calculated total bonus amount for all Management Board members. With effect from June 1, 2012, the Supervisory Board revised the rules governing discretion allowing them to sanction an increase or reduction of up to 50 % of the calculated total bonus amount for an ordinary Management Board member and an increase of up to 150 % or reduction of up to 100 % for the Management Board Co-Chairmen. As a result, under the most favorable conditions effective from June 1, 2012, the total bonus can amount to a maximum of 2.25 times the total target figure for an ordinary Management Board member and of 3.75 for the Management Board Co-Chairmen.

The following chart shows the level of factor 1 depending on the level of achievement calculated according to the method described above and the respective target level achievement in 2012 and 2011.

Bonus component 1


Factor
1.5
1.0
0.5
0
2011 (factor = 0.6107)
2012 (factor = 0)
2012 (level of achievement = 48.96 %)¹⁾
2011 (level of achievement = 61.07 %)
0
10
30
50
70
90
110
130
150
170
Level of achievement
(actual/plan comparison) in %
(2-year average)

[1] The 2012 level of achievement is below 50 % and so the factor is set to zero.

The following chart shows the level of the multiplier depending on the actually achieved return on equity for a given year and the respective target level achievement in 2012 and 2011.

Bonus component 2


Multiplier
1.5
1.0
0.5
0
2011 (0.6370)
2012 (0.3340)
0
4
8
12
16
20
24
28
32
36
Actual RoE of a year in %

For compensation purposes the Supervisory Board decided to adjust the 2012 return on equity (RoE) by excluding significant goodwill and intangible impairment charges that were incurred in that year. However, as a result the calculated factors for both bonus components were below the relevant threshold of 0.5 each; accordingly no bonus was to be granted for the 2012 financial year. In this respect there was also no basis for any discretion to be exercised by the Supervisory Board.

Factor 1 for bonus component 1 and factor 2 for bonus component 2 were determined as follows:

Metric for factor 1: 2-year average of Actual RoE versus Plan RoE 2011/2012

$$\frac{\frac{\text{Actual RoE 2011}}{\text{Plan RoE 2011}} + \frac{\text{Actual RoE 2012}}{\text{Plan RoE 2012}}}{2} = 0.4896 \text{ (2011: 0.6107)}$$

Metric for factor 2: 2-year average of Actual RoE for 2011/2012

$$\frac{\text{Multiplier derived from Actual RoE 2011} + \text{Multiplier derived from Actual RoE 2012}}{2} = 0.4855 \text{ (2011: 0.6368)}$$

Long-Term Performance Award

The level of the Long-Term Performance Award (LTPA) is tied to the total shareholder return of Deutsche Bank in relation to the average total shareholder returns of a select group of six comparable leading banks (calculated in Euro). The result thereof is the Relative Total Shareholder Return (RTSR). The LTPA is calculated from the average of the annual RTSR for the last three financial years (reporting year and the two preceding years). The criteria used to select the peer group are generally comparable business activities, size and international presence.

The six leading banks are:

- Banco Santander and BNP Paribas (both from the eurozone),
- Barclays and Credit Suisse (both from Europe outside the eurozone), as well as
- JPMorgan Chase and Goldman Sachs (both from the US).

The LTPA for the Management Board members is determined on the basis of a pre-defined target figure multiplied by a percentage based on the achieved RTSR. The annual target figures for a Management Board member and for the Management Board Chairman/Co-Chairmen are as follows:

in €	January – May	June – December
LTPA Target (total)		
Chairman/Co-Chairmen	4,800,000	4,350,000
Ordinary Board Members	2,175,000	2,175,000

Like the bonus, the LTPA also has an upper limit (cap). If the three-year average of the RTSR is greater than 100 %, then the value of the LTPA increases proportionately to an upper limit of 125 % of the target figure. If the three-year average of the RTSR is lower than 100 %, however, the value declines disproportionately, as follows. If the RTSR is calculated to be between 90 % and 100 %, the value is reduced for each lower percentage point by three percentage points. The value is reduced by another two percentage points for each lower percentage point between 70 % and 90 %; and by another three percentage points for each percentage point under 70 %. If the three-year average does not exceed 60 %, no LTPA is granted.

This relation can be seen in the following chart.

Long-Term Performance Award


Factor
1.5
1.0
0.5
0
2011 (1.01)
2012 (0.88)
2012 (96%)
2011 (101%)
0
10
20
30
40
50
60
70
80
90
100
110
120
130
RTSR in %
(3 -year average)

The Relative Total Shareholder Return as the basis for the calculation of the LTPA in the year 2012 was about 86 % (2011: 111 %, 2010: 93 %). Thus, the average of the last three years (2010 until 2012) was about 96 %. Accordingly, the 2012 RTSR of rounded 96 % leads to a percentage factor of 88 %.

Division Incentive

For the business year 2012 Mr. Jain waived his contractual entitlement to payment of the Division Incentive which was approved by the Supervisory Board.

Long-Term Incentive/Sustainability

The total amount of the bonus and LTPA is granted primarily on a deferred basis and spread out over several years. This ensures a long-term incentive effect over a multi-year period.

According to the requirements of the InstitutsVergV at least 60 % of the total Variable Compensation must be granted on a deferred basis. Not less than half of this deferred portion comprises equity-based compensation components, while the remaining portion is granted as deferred cash compensation. Both compensation components are deferred over a multi-year period and subsequently followed by retention periods for the equity-based compensation components. During the period until payment or delivery, the compensation portions awarded on a deferred basis may be forfeited. A maximum of 40 % of the total Variable Compensation is granted on a non-deferred basis. However, at least half of this consists of equity-based compensation components and only the remaining portion is paid out directly in cash. Of the entire Variable Compensation, no more than a maximum of 20 % is paid out in cash immediately, while at least 80 % is paid or delivered at a later date.

The following chart shows the required structure of the Variable Compensation components according to the InstitutsVergV.

Split / structure of Variable Compensation for the Management Board


Variable Compensation
total
max. 40 %
immediate payment or delivery after retention period
min. 60 %
payment or delivery deferred (and if applicable after retention period)
thereof
thereof
max. 50 %
Upfront Cash
min. 50 %
EUA
max. 50 %
RIA
min. 50 %
REA
payment or delivery of at least 80 % at later dates
cash
equity-based
retention period
cash
deferred
equity-based
deferred
retention period

EUA = Equity Upfront Awards
RIA = Restricted Incentive Awards
REA = Restricted Equity Awards

Restricted Equity Awards

At least 50 % of the deferred Variable Compensation is comprised of an REA.

The 2012 REA vest in one tranche (cliff vest) approximately four and a half years after grant and are immediately subject to an additional retention period of six months. Accordingly, Management Board members are first permitted to dispose of the equities after approximately five years. Introducing a cliff rather than pro rata vesting schedule ensures the full award for each employee is subject to potential forfeiture throughout the entire vesting period rather than the potential forfeitable amount reducing after each annual tranche vesting.

The 2011 REA vest in four equal tranches. The first tranche vests approximately one and a half years after the granting of the awards in February 2012. The remaining tranches each subsequently vest in regular intervals of one additional year. After the individual tranches vest, they are subject to an additional retention period. The additional retention period of the first tranche is three years, two years for the second tranche, and one year for the third and fourth tranches.

Restricted Incentive Awards

The RIA comprise a maximum 50 % of the deferred Variable Compensation and vest in four equal tranches. The first tranche vests approximately one and a half years after it is granted and the remaining tranches each subsequently vest in intervals of one year. Payment takes place upon vesting. The deferred cash compensation is thus stretched out over a period of approximately four and a half years.

Upfront Awards

The Upfront Awards amount to a maximum of 40 % of the total Variable Compensation. However, no more than half of this is paid out in cash immediately (Upfront Cash). The remaining portion is granted as equity-based compensation in the form of an EUA and subject to a retention period of three years. Only after this retention period has ended may the awards be sold.

The following chart shows the payment date for the immediate cash compensation and the time period for the payment or the delivery of the other Variable Compensation components in the five consecutive years following the grant year.

Timeframe for payment or delivery and non-forfeiture for the Management Board

	Grant year	1st subsequent year	2nd subsequent year	3rd subsequent year	4th subsequent year	5th subsequent year
Upfront Cash	■ 100%					
Equity Upfront Awards	□ 100%			■ 100%		
Restricted Incentive Awards		■ 25%	■ 25%	■ 25%	■ 25%	
Restricted Equity Awards (granted for the financial year 2011)		□ 25%	□ 25%	□ 25%	■ 25% ■ 25% ■ 25% □ 25%	■ 25%
Restricted Equity Awards (granted for the financial year 2012)					□ 100%	■ 100%

■ Vesting and/or non-forfeiture, aligned with payment or delivery
□ Vesting followed by a retention period until delivery; subject to individual forfeiture conditions during the retention period

As RIA do not bear interest prior to payment, a one-time premium is added upon grant (2012: 2 %, 2011: 5 %).

Equity-based awards (EUA and REA) granted for the financial year 2011 do not bear any entitlement to dividends until their delivery, so a one-time premium of 5 % was added upon grant.

In respect of the equity-based awards (EUA and REA) granted for the financial year 2012, the award premium has been replaced with a dividend equivalent to further align the Management Board's interests to those of shareholders. The dividend equivalent is determined according to the following formula.

$$\frac{\text{Actual dividend} \times \text{Number of share awards}}{\text{Deutsche Bank share price on date dividend is paid}}$$

Forfeiture Conditions

Because some of the compensation components are deferred or spread out over several years (Restricted Equity Awards, Restricted Incentive Awards and Equity Upfront Awards) certain forfeiture conditions are applicable until vesting or the end of the retention periods. Awards may be fully or partially forfeited, for example, due to individual misconduct (including a breach of regulations) or to an extraordinary termination, and, with regard to Restricted Equity Awards and Restricted Incentive Awards, also due to a negative Group result or to individual negative contributions to results. The forfeiture conditions are an essential aspect of the awards and ensure they are aligned with the long-term performance of both the Group and the individuals.

Limitations in the event of exceptional developments

In the event of exceptional developments (for example, the sale of large investments), the total compensation for each Management Board member is limited to a maximum amount. A payment of Variable Compensation elements will not take place if the payment of Variable Compensation components is prohibited or restricted by the German Federal Financial Supervisory Authority in accordance with existing statutory requirements.

Management Board Compensation

Base Salary

In 2012, the annual base salary of an ordinary Management Board member was € 1,150,000. The annual base salary of the Management Board Chairman was € 1,650,000 until May 31, 2012. The annual base salary of the Management Board Co-Chairmen was € 2,300,000 each from June 1, 2012.

Variable Compensation

The Supervisory Board, based on the proposal of the Chairman's Committee, determined the Variable Compensation for the members of the Management Board for the 2012 financial year. The amounts of the bonuses and LTPAs were determined for all Management Board members on the basis of the existing compensation system.

Compensation (collectively and individually)

In accordance with the provisions of German Accounting Standard No. 17, the members of the Management Board collectively received in the 2012 financial year compensation for their service on the Management Board totaling € 23,681,498 (2011: € 27,323,672). Thereof, € 9,599,999 (2011: € 8,550,000) was for base salaries, € 1,402,936 (2011: € 879,591) for other benefits, € 11,396,439 (2011: € 17,194,081) for performance-related components with long-term incentives and € 1,282,124 (2011: € 700,000) for performance-related components without long-term incentives.

According to the German Accounting Standard No. 17, the Management Board members individually received the following compensation components for their service on the Management Board for or in the years 2012 and 2011.

Members of the Management Board		Non-performance-related components	Performance-related components				
			without long-term incentives	with long-term incentives			
				cash-based	share-based		
in €		Base salary	immediately paid out	Restricted Incentive Award(s) paid	Equity Upfront Award(s) (with retention period)	Restricted Equity Award(s) (deferred with additional retention period)	Total
Dr. Josef Ackermann[1]	2012	687,500	150,000	699,347	150,000	730,000	2,416,847
	2011	1,650,000	100,000	693,139	105,000	3,750,075	6,298,214
Dr. Hugo Bänziger[1]	2012	479,167	134,812	97,572	134,812	263,938	1,110,301
	2011	1,150,000	100,000	96,706	105,000	1,424,884	2,876,590
Jürgen Fitschen	2012	1,820,833	150,000	273,122	150,000	1,365,250	3,759,205
	2011	1,150,000	100,000	72,530	105,000	1,424,884	2,852,414
Anshuman Jain	2012	1,820,833	150,000	1,342,968	150,000	1,365,250	4,829,051
	2011	1,150,000	100,000	248,885	105,000	4,207,384	5,811,269
Stefan Krause	2012	1,150,000	150,000	309,829	150,000	807,000	2,566,829
	2011	1,150,000	100,000	96,706	105,000	1,424,884	2,876,590
Hermann-Josef Lamberti[1]	2012	479,167	134,812	97,572	134,812	263,938	1,110,301
	2011	1,150,000	100,000	96,706	105,000	1,424,884	2,876,590
Dr. Stephan Leithner[2]	2012	670,833	87,500	–	87,500	470,750	1,316,583
Stuart Lewis[2]	2012	670,833	87,500	–	87,500	470,750	1,316,583
Rainer Neske	2012	1,150,000	150,000	279,279	150,000	807,000	2,536,279
	2011	1,150,000	100,000	72,530	105,000	1,424,884	2,852,414
Henry Ritchotte[2]	2012	670,833	87,500	–	87,500	470,750	1,316,583
Total	2012	9,599,999	1,282,124	3,099,689	1,282,124	7,014,626	22,278,562
Total	2011	8,550,000	700,000	1,377,202	735,000	15,081,879	26,444,081

[1] Member of the Management Board until May 31, 2012.
[2] Member of the Management Board from June 1, 2012.

The following should be noted with regard to the Restricted Incentive Awards in the presentation of the compensation amounts.

In accordance with German Accounting Standard 17, the Restricted Incentive Awards, as a deferred, non-equity-based compensation component subject to certain (forfeiture) conditions, must be recognized in the total compensation for the year of their payment (i.e. in the financial year in which the unconditional payment takes place) and not in the year they are originally granted. This means that the total compensation amounts presented only include the second tranche of the Restricted Incentive Awards (including an adjustment linked to our return on equity) granted in 2010 for the financial year 2009 totaling € 1,389,536 and the first tranche of the Restricted Incentive Awards granted in 2011 for the financial year 2010 totaling € 1,710,153. With respect to the previous year this means that the total compensation amounts presented above only include the first tranche of the Restricted Incentive Awards (including an adjustment linked to our return on equity) granted in 2010 for the financial year 2009 totaling € 1,377,202.

The following table provides details on the Restricted Incentive Awards, i.e. the cash-based awards, on an individualized basis awarded to the members in active service on the Management Board in 2012. The information shown presents the amounts paid in the financial year as well as the amounts originally granted along with the respective financial year the amounts were awarded for.

Members of the Management Board

Amounts in €	Year[1]	Allocation over periods/tranches[2]	Amount awarded	Amount paid out in 2012[3]	Amount paid out in 2011[3]
Dr. Josef Ackermann[4]	2012	2014 to 2017 / 4	744,600	–	–
	2011	2013 to 2016 / 4	3,750,075	–	–
	2010	2012 to 2015 / 4	2,534,089	–	–
	2009	2011 to 2013 / 3	1,925,000	699,347	693,139
Dr. Hugo Bänziger[4]	2012	2014 to 2017 / 4	269,217	–	–
	2011	2013 to 2016 / 4	1,424,883	–	–
	2010	2012 to 2015 / 4	824,399	–	–
	2009	2011 to 2013 / 3	268,575	97,572	96,706
Jürgen Fitschen	2012	2014 to 2017 / 4	1,392,555	–	–
	2011	2013 to 2016 / 4	1,424,883	–	–
	2010	2012 to 2015 / 4	799,770	199,943	–
	2009	2011 to 2013 / 3	201,431	73,179	72,530
Anshuman Jain	2012	2014 to 2017 / 4	1,392,555	–	–
	2011	2013 to 2016 / 4	4,207,383	–	–
	2010	2012 to 2015 / 4	4,367,413	1,091,853	–
	2009	2011 to 2013 / 3	691,210	251,115	248,885
Stefan Krause	2012	2014 to 2017 / 4	823,140	–	–
	2011	2013 to 2016 / 4	1,424,883	–	–
	2010	2012 to 2015 / 4	849,029	212,257	–
	2009	2011 to 2013 / 3	268,575	97,572	96,706
Hermann-Josef Lamberti[4]	2012	2014 to 2017 / 4	269,217	–	–
	2011	2013 to 2016 / 4	1,424,883	–	–
	2010	2012 to 2015 / 4	799,770	–	–
	2009	2011 to 2013 / 3	268,575	97,572	96,706
Dr. Stephan Leithner[5]	2012	2014 to 2017 / 4	480,165	–	–
Stuart Lewis[5]	2012	2014 to 2017 / 4	480,165	–	–
Rainer Neske	2012	2014 to 2017 / 4	823,140	–	–
	2011	2013 to 2016 / 4	1,424,883	–	–
	2010	2012 to 2015 / 4	824,399	206,100	–
	2009	2011 to 2013 / 3	201,431	73,179	72,530
Henry Ritchotte[5]	2012	2014 to 2017 / 4	480,165	–	–
Total	2012	2014 to 2017 / 4	7,154,919	–	–
	2011	2013 to 2016 / 4	15,081,873	–	–
	2010	2012 to 2015 / 4	10,998,869	1,710,153	–
	2009	2011 to 2013 / 3	3,824,797	1,389,536	1,377,202

1 Financial year the award was originally issued for (in regard to the service on the Management Board).
2 Number of equal tranches.
3 The Restricted Incentive Awards awarded for the 2009 financial year contain a variable component (RoE-linked adjustment) so that the disbursal, i.e. the amount paid out, in the context of the first two tranches differs from the amount originally awarded.
4 Member of the Management Board until May 31, 2012.
5 Member of the Management Board from June 1, 2012.

To add full transparency on the total awards granted to the Management Board members for the 2012 financial year the table below shows – in a deviation from the disclosure according to the German Accounting Standard No. 17 presented above – the compensation components determined by the Supervisory Board for the service of the Management Board members for the years 2012 and 2011.

Members of the Management Board		Non-performance-related components	Performance-related components				
			without long-term incentives	with long-term incentives			
				cash-based	share-based		
in €		Base salary	immediately paid out	Restricted Incentive Award(s) granted	Equity Upfront Award(s) (with retention period)	Restricted Equity Award(s) (deferred with additional retention period)	Total
Dr. Josef Ackermann[1]	2012	687,500	150,000	744,600	150,000	730,000	2,462,100
	2011	1,650,000	100,000	3,750,075	105,000	3,750,075	9,355,150
Dr. Hugo Bänziger[1]	2012	479,167	134,812	269,217	134,812	263,938	1,281,946
	2011	1,150,000	100,000	1,424,883	105,000	1,424,884	4,204,767
Jürgen Fitschen	2012	1,820,833	150,000	1,392,555	150,000	1,365,250	4,878,638
	2011	1,150,000	100,000	1,424,883	105,000	1,424,884	4,204,767
Anshuman Jain	2012	1,820,833	150,000	1,392,555	150,000	1,365,250	4,878,638
	2011	1,150,000	100,000	4,207,383	105,000	4,207,384	9,769,767
Stefan Krause	2012	1,150,000	150,000	823,140	150,000	807,000	3,080,140
	2011	1,150,000	100,000	1,424,883	105,000	1,424,884	4,204,767
Hermann-Josef Lamberti[1]	2012	479,167	134,812	269,217	134,812	263,938	1,281,946
	2011	1,150,000	100,000	1,424,883	105,000	1,424,884	4,204,767
Dr. Stephan Leithner[2]	2012	670,833	87,500	480,165	87,500	470,750	1,796,748
Stuart Lewis[2]	2012	670,833	87,500	480,165	87,500	470,750	1,796,748
Rainer Neske	2012	1,150,000	150,000	823,140	150,000	807,000	3,080,140
	2011	1,150,000	100,000	1,424,883	105,000	1,424,884	4,204,767
Henry Ritchotte[2]	2012	670,833	87,500	480,165	87,500	470,750	1,796,748
Total	2012	9,599,999	1,282,124	7,154,919	1,282,124	7,014,626	26,333,792
Total	2011	8,550,000	700,000	15,081,873	735,000	15,081,879	40,148,752

[1] Member of the Management Board until May 31, 2012.
[2] Member of the Management Board from June 1, 2012.

The number of share awards in the form of Equity Upfront Awards (EUA) and Restricted Equity Awards (REA) granted in 2013 for the year 2012 to each member of the Management Board was determined by dividing the respective euro amounts by € 38.525, the XETRA closing price of a Deutsche Bank share on February 1, 2013 (prior year: € 34.04 on February 1, 2012).

As a result, the number of share awards granted was as follows (rounded).

Members of the Management Board			
Units	Year	Equity Upfront Award(s) (with retention period)	Restricted Equity Award(s) (deferred with additional retention period)
Dr. Josef Ackermann[1]	2012	3,893	18,948
	2011	3,084	110,166
Dr. Hugo Bänziger[1]	2012	3,499	6,851
	2011	3,084	41,859
Jürgen Fitschen	2012	3,893	35,438
	2011	3,084	41,859
Anshuman Jain	2012	3,893	35,438
	2011	3,084	123,601
Stefan Krause	2012	3,893	20,947
	2011	3,084	41,859
Hermann-Josef Lamberti[1]	2012	3,499	6,851
	2011	3,084	41,859
Dr. Stephan Leithner[2]	2012	2,271	12,219
Stuart Lewis[2]	2012	2,271	12,219
Rainer Neske	2012	3,893	20,947
	2011	3,084	41,859
Henry Ritchotte[2]	2012	2,271	12,219

[1] Member of the Management Board until May 31, 2012.
[2] Member of the Management Board from June 1, 2012.

The following table shows the non-performance-related other benefits for the 2012 and 2011 financial years.

Members of the Management Board	Other benefits	
in €	2012	2011
Dr. Josef Ackermann[1]	88,372	176,256
Dr. Hugo Bänziger[1]	36,959	50,535
Jürgen Fitschen	240,044	151,700
Anshuman Jain	614,588	63,214
Stefan Krause	102,301	228,878
Hermann-Josef Lamberti[1]	42,664	103,485
Dr. Stephan Leithner[2]	72,601	–
Stuart Lewis[2]	71,187	–
Rainer Neske	127,543	105,523
Henry Ritchotte[2]	6,677	–
Total	1,402,936	879,591

[1] Member of the Management Board until May 31, 2012.
[2] Member of the Management Board from June 1, 2012.

Management Board members do not receive any compensation for mandates on boards of our subsidiaries.

Pension and transitional benefits

The Supervisory Board generally allocates an entitlement to the Management Board members to pension plan benefits. These entitlements involve a defined contribution pension plan. Under this pension plan, a personal pension account has been set up for each participating member of the Management Board after appointment to the Management Board. A contribution is made annually into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member's base salary and total bonus up to a defined ceiling and accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 6 % per year up to the age of 60. From the age of 61 onwards, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. Under defined conditions the pension may also become due for payment before a regular pension event (age limit, disability or death) has occurred. The pension right is vested from the beginning.

Dr. Ackermann, Dr. Bänziger and Mr. Lamberti are entitled to transition payments of 100 % of the sum of salary and total bonus (last total target figure) pro rata temporis for a period of six months after leaving office. Subsequently, Dr. Ackermann is entitled to a further transition payment of 75 % of the sum of salary and total bonus (last total target figure) for a period of 12 months. Based on the above entitlements, the transition payments made in 2012 were € 928,125 for Dr. Ackermann and € 575,000 each for Dr. Bänziger and Mr. Lamberti. Further amounts are due in 2013 and also for Dr. Ackermann in 2014.

Based on former contractual commitments Dr. Ackermann and Mr. Lamberti are entitled to a monthly pension payment of € 29,400 each after the end of the respective transition payment period.

The following table shows the annual service costs for pension benefits and transition payments for the years 2012 and 2011 and the corresponding defined benefit obligations each as of December 31, 2012 and December 31, 2011 for the individual members of the Management Board. The different sizes of the balances are due to the different lengths of service on the Management Board, the respective age-related factors, the different contribution rates as well as the individual pensionable compensation amounts and the previously mentioned additional individual entitlements.

Members of the Management Board

in €		Service cost for pension benefits and transition payments, in the year	Present value of the defined benefit obligation for pension benefits and transition payments, end of year
Dr. Josef Ackermann[1]	2012	405,581	–[2]
	2011	876,760	18,753,007
Dr. Hugo Bänziger[1]	2012	303,183	–[2]
	2011	508,011	2,786,879
Jürgen Fitschen	2012	327,364	1,093,915
	2011	222,585	565,984
Anshuman Jain	2012	412,524	412,524
Stefan Krause	2012	550,439	2,564,927
	2011	470,827	1,345,800
Hermann-Josef Lamberti[1]	2012	180,193	–[2]
	2011	486,920	12,463,973
Dr. Stephan Leithner[3]	2012	210,469	210,469
Stuart Lewis[3]	2012	209,385	209,385
Rainer Neske	2012	560,153	2,179,771
	2011	462,655	1,066,022
Henry Ritchotte[3]	2012	206,692	206,692

[1] Member of the Management Board until May 31, 2012.
[2] The respective obligations are part of the provisions for pension obligations to former members of the Management Board.
[3] Member of the Management Board from June 1, 2012.

In connection with their exit from the Group Dr. Bänziger and Mr. Lamberti received a special contribution into their individual pension account. The amount of this contribution was € 688,422 for Dr. Bänziger and € 560,112 for Mr. Lamberti.

Other benefits upon premature termination

The Management Board members are in principle entitled to receive a severance payment upon a premature termination of their appointment at the bank's initiative, provided the bank is not entitled to revoke the appointment or give notice under the contractual agreement for cause. The severance payment, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is based on the annual compensation for the previous financial year.

If a Management Board member leaves office in connection with a change of control, they are also, under certain conditions, entitled in principle to a severance payment. The severance payment, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is based again on the annual compensation for the previous financial year.

The severance payment mentioned above is determined by the Supervisory Board subject to its sole discretion. In principle, the disbursement of the severance payment takes place in two installments; the second installment is subject to certain forfeiture conditions until vesting.

In connection with their exit from the Group Dr. Bänziger and Mr. Lamberti received a severance payment based on a severance agreement concluded. The severance payment is € 7,756,000 for Dr. Bänziger and € 7,729,000 for Mr. Lamberti. In both cases the payment of the severance takes place in two installments, the second installment being subject to certain forfeiture conditions until vesting on May 31, 2013.

Expense for Long-Term Incentive Components

The following table presents the compensation expense recognized in the respective years for long-term incentive components of compensation not vested immediately, granted for service on the Management Board.

Members of the Management Board	Amount expensed for			
	share-based compensation components		cash-based compensation components	
in €	2012	2011	2012	2011
Dr. Josef Ackermann[1]	5,093,773	2,020,850	4,688,524	2,152,404
Dr. Hugo Bänziger[1]	2,314,873	440,182	1,989,185	386,704
Jürgen Fitschen	967,516	309,459	819,851	359,601
Anshuman Jain	2,738,231	1,471,955	3,092,210	1,818,626
Stefan Krause	981,775	364,503	824,961	395,591
Hermann-Josef Lamberti[1]	2,485,906	434,736	1,974,270	377,816
Rainer Neske	969,746	314,911	827,875	368,488

1 Member of the Management Board until May 31, 2012.

Management Board Share Ownership

As of March 28, 2013 and February 17, 2012 respectively, the current members of our Management Board held the following numbers of Deutsche Bank shares and share awards.

Members of the Management Board		Number of shares	Number of share awards[1]
Jürgen Fitschen	2013	183,759	146,472
	2012	181,907	110,978
Anshuman Jain	2013	572,701	344,875
	2012	552,697	346,703
Stefan Krause	2013	–	141,148
	2012	–	116,307
Dr. Stephan Leithner	2013	24,632	180,348
Stuart Lewis	2013	20,480	77,706
Rainer Neske	2013	73,940	132,905
	2012	51,088	111,902
Henry Ritchotte	2013	134,082	144,944
Total	2013	1,009,594	1,168,398
Total	2012	785,692	685,890

1 Including the share awards received in connection with employment prior to the appointment to the Management Board, if applicable.

The current members of our Management Board held an aggregate of 1,009,594 of our shares on February 22, 2013 amounting to approximately 0.11 % of Deutsche Bank shares issued on that date.

The number of Deutsche Bank shares delivered in 2012 to the members of the Management Board active in 2012 from deferred compensation awards granted in prior years amounted to 439,722.

Senior Management Group


Management
Board
Senior Management
Group
further Regulated
Employees

It is imperative that the senior management of any financial institution is collectively committed to building a long-term sustainable business. Compensation structures should reflect this and ensure the employees have a vested interest in the future performance of the firm.

As communicated during the Investor Day in September 2012, we have taken the decision to identify a population of our most senior employees. This population comprises 126 (119 excluding the Management Board) individuals and includes the Group Executive Committee and the most senior employees from each of our business divisions, Regional Management and Infrastructure functions. All of the employees identified are also Regulated Employees under the InstitutsVergV, however, we have voluntarily sought to identify this further subset of Regulated Employees in order to apply more stringent compensation provisions.

Restricted Equity Award

In order to further align the compensation of this population with the long-term sustainability of the Group, the decision has been taken to extend the collective deferral and retention period of the REA to five years. Providing the performance conditions are met, the full amount of shares will not be released to employees until the end of the five-year period (rather than on a pro-rata basis).

The awards are subject to the full list of clawback provisions as outlined in the overview of ex-post risk adjustment measures. If for any year during the five-year vesting period either the Group or the employee's Divisional NIBT is negative, 20 % of the award will be forfeited in respect of that year.

It is our intention to give specific focus to the compensation arrangements of the most senior employees in the Group. In addition to lengthening the vesting period for REA, the cash cap in place ensures high deferral levels for this population. On average, the Senior Management Group is subject to Variable Compensation deferral levels in excess of 90 %. Both the deferral rate and five-year vesting period go beyond the typical industry standards and regulatory requirements. It is a voluntary decision by us and one that may prove to be challenging from a competitive standpoint, however we believe strongly that it supports and demonstrates the increasing alignment between compensation and long-term performance requirements.

Employees regulated under the InstitutsVergV


Management
Board
Senior Management
Group
further Regulated
Employees

In accordance with the InstitutsVergV we are required to identify all employees whose work is deemed to have a major influence on the overall risk profile of the Group. The SECC has overseen the identification process in respect of 2012 which incorporated both qualitative and quantitative analysis. The process identified the following employee populations:

- Management Board, Group Executive Committee, Regional Management and Board Executive ("Geschäftsleiter") of significant Group Subsidiaries;
- Senior Management responsible for day to day management of front office businesses and large country hubs;
- staff responsible for independent control functions and members of global Infrastructure Committees;
- all Managing Directors in CB&S (excluding Research and German MidCaps);
- if not already identified, all other employees with similar remuneration to those captured under the above criteria.

On a global basis, 1,215 employees were identified as Regulated Employees, spanning 36 countries. This represents a reduction compared to 2011 primarily as a result of identifying fewer Managing Directors in CB&S and an overall reduction in Variable Compensation. Despite this, we expect the number to remain significantly higher than the majority of our principle competitors, both from an absolute level and percentage of the total employee population.

Compensation Structures for Regulated Employees

Regulated Employees are subject to the same deferral matrix as the general employee population, save for the requirement that at least 40 % of Variable Compensation must be deferred. If a Regulated Employee's Variable Compensation does not trigger 40 % deferral under the Group's global matrix then the matrix is overridden to ensure the regulatory obligations are met. On average, however, Regulated Employees are subject to deferral rates in excess of 70 % of their total Variable Compensation awards. This is well in excess of the minimum 40 % – 60 % regulatory requirements and is a voluntary decision by us.

All Regulated Employees receive 50 % of their deferred Variable Compensation in the form of an REA and 50 % as an RIA. Upon the vesting of each REA tranche, a further minimum six-month retention period applies during which time employees are not permitted to sell the shares. Whilst the specific performance clawback conditions outlined in the Group disclosure section do not apply during the retention period, employees can still forfeit the award if they are subject to termination for Cause.

In accordance with Section 5 InstitutsVergV regulations, 50 % of the upfront award (the remaining portion after the deferred percentage is calculated) is also awarded in equity (EUA). At award, the equity is subject to a minimum six-month retention period during which time the shares cannot be sold. Adding the EUA to the deferred portion of the award means that on average Regulated Employees received less than 15 % of their 2012 Variable Compensation as an immediate cash payment (i.e. deferral rates in excess of 85 %).

EUAs are subject to the Breach of Policy conditions during the retention period and will also be forfeited if employees leave the Group voluntarily.

Compensation Disclosure pursuant to Section 8 InstitutsVergV

As described above, we have developed and refined a structured and comprehensive approach in order to identify Regulated Employees in accordance with the InstitutsVergV requirements. The collective compensation elements for this population of employees are detailed in the table below. All Management Board members and Board members of our other "significant institutions" per Section 1 InstitutsVergV are included in the Geschäftsleiter column.

							2012
in € m. (unless stated otherwise)[1]	CB&S	GTB	AWM	PBC	Geschäftsleiter (Significant Institutions)	NCOU	Group Total
Total Compensation	1,375	44	84	25	75	16	1,618
number of employees	1,086	26	42	15	36	10	1,215
thereof Fixed Compensation	339	9	15	5	20	3	391
thereof Variable Compensation	1,036	35	68	19	56	13	1,227
Variable Compensation							
thereof Deferred Awards	779	28	57	15	47	10	936
thereof Deferred Equity	390	14	28	8	23	5	468
thereof Upfront Awards	257	7	12	4	9	2	290
thereof Upfront Equity[2]	125	3	6	2	4	1	141
thereof Awards subject to clawback	904	31	62	17	51	11	1,077
thereof Awards subject to sustained performance metrics	779	28	57	15	47	10	936
Sign On payments[3, 4]	34	–	–	–	–	–	34
number of beneficiaries	25	–	–	–	–	–	26
Termination payments	22	–	15	–	25	–	61
number of beneficiaries	91	–	7	–	3	–	101

[1] Excluding Postbank.
[2] Upfront equity portion of Upfront Awards may be less than 50 % due to the impact of local legal requirements and tax legislation.
[3] Including guarantees.
[4] Sign-on payments have been disclosed collectively for the Group with the exception of CB&S in order to safeguard employee confidentiality due to the low number of recipients.

All figures in the above table include the allocation of Infrastructure-related compensation or number of employees according our established cost allocation key. The table contains marginal rounding differences.

Our management structure and personnel was subject to significant change during 2012. All payments made to senior employees on the termination of their employment were made in recognition of their sustained commitment and personal contribution to the success of the Group over a period of time. Of the total value of termination settlements published above, the largest single award was approximately € 10.4 million (based on the foreign exchange rate on the date of payment) which represented a former contractual obligation.

All deferred awards and the EUA are subject to clawback following a policy or regulatory breach by the employee. In addition, all deferred awards are subject to clawback provisions linked to the performance of the employee, the respective corporate division and the Group as a whole. During the course of 2012, no clawback was applied towards Regulated Employees.

Compensation System for Supervisory Board Members

The principles of the compensation of the Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at the Annual General Meeting. Such compensation provisions were last amended at our Annual General Meeting on May 24, 2007.

The following provisions apply: compensation consists of a fixed remuneration of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distribute to our shareholders exceeds € 1.00 per share. Each member of the Supervisory Board also receives annual remuneration linked to our long-term profits of € 100 for each € 0.01 by which the average earnings per share (diluted), reported in our financial statements in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years, exceed the amount of € 4.00.

These amounts are increased by 100 % for every membership in a committee of the Supervisory Board. Committee chairpersons receive an increase of 200 %. These provisions do not apply to the Mediation Committee formed pursuant to Section 27 (3) of the Co-Determination Act. The Supervisory Board Chairman is paid four times the base compensation of a regular member, and does not receive incremental increases for committee work. The deputy to the Supervisory Board Chairman is paid one and a half times the base compensation of a regular member. In addition, the members of the Supervisory Board receive a meeting fee of € 1,000 for each Supervisory Board and committee meeting they attend. Furthermore, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held to an appropriate value by us, with the corresponding premiums being paid by us.

We also reimburse members of the Supervisory Board for all cash expenses and any value added tax (Umsatzsteuer, at present 19 %) they incur in connection with their roles as members of the Supervisory Board. Employee representatives on the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served for only part of the year, we pay a portion of the total compensation based on the number of months they served, rounding up to whole months.

The members of the Nomination Committee, which was first formed after the Annual General Meeting in 2008, waived all remuneration, including the meeting fee, for their Nomination Committee work for 2009 and the following years.

Supervisory Board Compensation for Fiscal Year 2012

We compensate our Supervisory Board members after the end of each fiscal year. In January 2013, we paid each Supervisory Board member the fixed portion of their remuneration and meeting fees for services in 2012. In addition, we will in principle pay each Supervisory Board member after the General Meeting in May 2013 a remuneration for their services in 2012 linked to our long-term performance as well as a dividend-based bonus, as defined in our Articles of Association. Assuming that the Annual General Meeting in May 2013 approves the proposed dividend of € 0.75 per share, the Supervisory Board will receive a total remuneration of € 2,335,000 (2011: € 2,608,600).

Individual members of the Supervisory Board received the following compensation for the 2012 financial year (excluding statutory value added tax).

Members of the Supervisory Board	Compensation for fiscal year 2012				Compensation for fiscal year 2011			
in €	Fixed	Variable	Meeting fee	Total	Fixed	Variable[8]	Meeting fee	Total
Dr. Paul Achleitner[1]	160,000	–	13,000	173,000	–	–	–	–
Dr. Clemens Börsig[2]	100,000	–	12,000	112,000	240,000	28,800	23,000	291,800
Karin Ruck	210,000	–	19,000	229,000	210,000	25,200	17,000	252,200
Wolfgang Böhr	60,000	–	6,000	66,000	60,000	7,200	6,000	73,200
Dr. Karl-Gerhard Eick	180,000	–	13,000	193,000	180,000	21,600	12,000	213,600
Katherine Garrett-Cox[3]	60,000	–	6,000	66,000	40,000	4,800	3,000	47,800
Alfred Herling	120,000	–	12,000	132,000	120,000	14,400	11,000	145,400
Gerd Herzberg[2]	25,000	–	4,000	29,000	60,000	7,200	6,000	73,200
Sir Peter Job[4]	–	–	–	–	75,000	12,600	8,000	95,600
Prof. Dr. Henning Kagermann	120,000	–	12,000	132,000	120,000	14,400	12,000	146,400
Peter Kazmierczak[5]	–	–	–	–	50,000	6,000	6,000	62,000
Martina Klee	60,000	–	6,000	66,000	60,000	7,200	6,000	73,200
Suzanne Labarge	120,000	–	12,000	132,000	120,000	14,400	11,000	145,400
Maurice Lévy[2]	25,000	–	3,000	28,000	60,000	7,200	5,000	72,200
Peter Löscher[1]	40,000	–	2,000	42,000	–	–	–	–
Henriette Mark	120,000	–	13,000	133,000	120,000	14,400	12,000	146,400
Gabriele Platscher	60,000	–	6,000	66,000	60,000	7,200	6,000	73,200
Dr. Theo Siegert[2]	75,000	–	8,000	83,000	145,000	17,400	13,000	175,400
Rudolf Stockem[6]	35,000	–	2,000	37,000	–	–	–	–
Dr. Johannes Teyssen	60,000	–	6,000	66,000	60,000	7,200	6,000	73,200
Marlehn Thieme	120,000	–	13,000	133,000	120,000	14,400	11,000	145,400
Tilman Todenhöfer	120,000	–	12,000	132,000	120,000	14,400	11,000	145,400
Prof. Dr. Klaus Rüdiger Trützschler[1]	80,000	–	7,000	87,000	–	–	–	–
Stefan Viertel	60,000	–	6,000	66,000	60,000	7,200	6,000	73,200
Renate Voigt[7]	60,000	–	6,000	66,000	10,000	1,200	–	11,200
Werner Wenning	60,000	–	6,000	66,000	60,000	7,200	6,000	73,200
Total	2,130,000	–	205,000	2,335,000	2,150,000	261,600	197,000	2,608,600

1 Member since May 31, 2012.
2 Member until May 31, 2012.
3 Member since May 26, 2011.
4 Member until May 26, 2011.
5 Member until October 25, 2011.
6 Member since June 1, 2012.
7 Member since November 30, 2011.
8 Variable compensation 2011 for a regular member of € 7,200 is made up of a dividend-based amount of € 0 and an amount of € 7,200 linked to the long-term performance of the company.

With the exception of Mr. Stockem, all employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Börsig was employed by us as a member of the Management Board until April 2006. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2012 for their services as employees or status as former employees (retirement, pension and deferred compensation) was € 1.6 million.

We do not provide the members of the Supervisory Board with any benefits upon termination of their service on the Supervisory Board, though members who are or were employed by us are entitled to the benefits associated with their termination of such employment. During 2012, we set aside € 0.08 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

Corporate Responsibility

2012 was a year of transition for us. The new management announced our Strategy 2015+. Culture change is one of the core levers of this strategy. The change program is building on the strength of the past while focusing ever more on needs of clients and partnership. Intensifying our efforts to make our business sustainable has to be an integral part of this change, and not just in the economic sense. The social and environmental dimensions have to play a vital role as well.

To effect true change will take time but the message is clear: our performance culture has to be synchronized with a culture of responsibility. We understand Corporate Responsibility as providing value with values for all our stakeholders, our clients, employees, investors and society at large. Our objective is to deliver shared value by incorporating environmental, social and governance issues throughout our businesses. At the same time, we create shared value by creating opportunities in the communities we operate in, enable their talents and foster their creativity. The traditional "philanthropically" motivated approach has shifted to an agenda targeted at building social capital.

However, we make our greatest contribution by applying our expertise and financial services as a global financial player to the needs of our clients in order to maintain and grow their businesses. We offer more than financial support. More than ever before, our employees around the world invest their time, effort, and experience to effect positive change in their local community or to help build capacities in start-up non-profit organizations.

We are aware that the expectations and interest of shareholders, clients, employees and the general public might be contradictory. This implies that we have to consider and weigh the impact of our businesses, and balance financial returns with benefits for our stakeholders and social acceptance. In 2012 some of our banking activities have again attracted criticism, including issues around food speculations, the production of cluster munitions and transactions in the energy sector. We take the concerns seriously and will adapt our governance framework and business practices wherever necessary, following dialog with stakeholder and thorough analysis of facts. For example, after a period of intensive consultation and reflection we have not found convincing evidence that the growth of agricultural-based financial products has led to either higher or more volatile prices. Therefore we have lifted our temporary halt on launching new exchange-traded products based on agricultural staples. And in the future when new products are launched, our approval process will make sure that the investment strategies which underpin our investor products do not facilitate price spikes.

Responsible business

To address the increasing relevance of environmental and social risks we introduced an Environmental and Social Risk Framework in 2011. The Framework is being gradually rolled out across our organization and significant progress was achieved in 2012. It involves environmental and social due diligence as integral part of the approval process for all transactions. In the initial phase of implementation, special emphasis has been placed on transactions originated in sensitive sectors such as extractive industry, agriculture, and forestry or utilities by our Corporate Banking & Securities and Global Transaction Banking divisions. Within the Framework and with the support of the Group Reputational Risk Committee, guidance was drawn up for our activities in a variety of sectors cover, for example palm oil and nuclear power. Our clients expect from us advice which is balanced with regard to risk and opportunities which serve their needs. We introduced a Responsible Business Initiative in our PBC business, setting minimum standards for products.

Asset under Management that integrates environmental, social and governance (ESG) criteria remained unchanged on a high level with € 2.5 billion in 2012. This includes thematic funds in the area of climate change. We extended ESG integration in our mainstream analysis with a series of upgrades of our internal investment portal. Improvements included adding carbon ratings and a carbon reporting tool to the fixed income part of our investment portal and extended ESG ratings to the Corporate and Sovereign fixed income research platform for developed and emerging markets. We also launched the U.S. $ 100 million Global Commercial Microfinance Consortium II fund.

Sustainable operations

Our thought leadership and our responsibility as a global player coincide when it comes to actions to contain the impact of climate change. We set the target to make our operations carbon neutral (relative to the 2007 baseline) by year-end 2012. We accomplished this by the year-end of 2012. We invested in energy efficiency projects, purchased and generated on-site renewable electricity and purchased and retired UN carbon credits via the bank's carbon trading desk for our inevitable emissions. Our broad basket of climate change related activities earned us for the first time a spot in the Carbon Disclosure Leadership Index as one of 33 companies worldwide.

Society

With a total investment of € 82.7 million in 2012 as compared to € 83.1 million in 2011, we and our foundations are again among the world's most active corporate citizens. Our commitment focuses on education, social investments, art and music. 20,000 people (1,000 more than in 2011), representing 24 % of our employees around the world, supported community projects as Corporate Volunteers.

Corporate Responsibility includes sound performance management, remuneration practices and the respect for a diverse workforce. More information is provided on the following pages.

Read more about our Corporate Responsibility program in our CR Report 2012 or on the CR Portal (www.db.com/responsibility).

Employees

As of December 31, 2012 we employed a total of 98,219 staff members as compared to 100,996 as of December 31, 2011. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2012, 2011 and 2010.

Employees[1]	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Germany	46,308	47,323	49,265
Europe (outside Germany), Middle East and Africa	23,873	24,187	23,806
Asia/Pacific	17,709	18,351	17,779
North America[2,3]	9,787	10,610	10,722
Latin America	542	525	490
Total employees[3]	98,219	100,996	102,062

1 Full-time equivalent employees; in 2012, the employees of Mexico previously shown in North America were assigned to Latin America; numbers for 2011 (90 employees) and 2010 (89 employees) have been reclassified to reflect this. In 2012, the change of FTE definition regarding "Mobile Sales Forces" in India resulted in a decrease of 300 (status as of December 31, 2011, prior periods not restated); in 2011, Deutsche Postbank aligned its FTE definition to Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated). In 2011, 257 FTE of Sal Oppenheim Germany have been assigned directly to Austria, Luxembourg and Switzerland (Europe outside Germany).
2 Primarily the United States.
3 The nominal headcount of The Cosmopolitan of Las Vegas is 4,371 as of December 31, 2012 compared to 4,256 as of December 31, 2011 and compared to 4,147 as of December 31, 2010. The headcount number is composed of full time and part time employees and is not part of the full time equivalent employees figures.

The number of our employees decreased in 2012 by 2,777 or 2.7 % due to the following factors:

- The number of staff in Corporate Banking & Securities decreased by 1,390 primarily due to tough markets and as a result of the measures initiated in the third quarter 2012.
- In Global Transaction Banking, the number of employees remained almost on the 2011 level.
- The number of our staff in Asset & Wealth Management decreased by 473 due to market development and the integration of Asset Management and Wealth Management.
- The number of Private & Business Clients staff declined by 1,073 mainly due to further progress made with the integration of Deutsche Postbank.
- The number of staff in areas assigned to the Non-Core Operations Unit declined by 326.
- In our Infrastructure operations, employee headcount increased by 398 primarily due to regulatory requirements and the further build out of our service centers.

Employees
in %


50
40
30
20
10
0
9.3 10.4 10.5
4.6 4.4 4.4
6.7 7.0 6.9
41.5 41.4 42.7
1.5 1.8 2.0
36.4 35.0 33.5
Corporate Banking & Securities
Global Transaction Banking
Asset and Wealth Management
Private & Business Clients
Non-Core Operations Unit
Infrastructure / Regional Management
2012
2011
2010

Note Infrastructure areas of Postbank (still) completely assigned to Private & Business Clients

Labor Relations

In Germany, labor unions and employers' associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including ourselves and our material German subsidiaries, are members of employers' associations and are bound by collective bargaining agreements.

Each year, our employers' association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in June 2012 includes a single payment of € 350 in June 2012 (apprentices € 100) and a pay raise of 2.9 % from July 2012 and a second pay rise of 2.5 % from June 2013 on. The agreement so far terminates on April 30, 2014. Also concluded by the agreement are a declaration on the importance of health protection measures in companies, a commitment for starting negotiations on an extension of the early retirement agreement and a commitment for starting negotiations on new rules for work on Saturdays in 2012/2013, which should be finished before renegotiations of this agreement will start in 2014.

Our employers' association negotiates with the following unions:

— ver.di (Vereinigte Dienstleistungsgewerkschaft), a union formed in July 2001 resulting from the merger of five unions, including the former bank unions Deutsche Angestellten Gewerkschaft and Gewerkschaft Handel, Banken und Versicherungen
— Deutscher Bankangestellten Verband (DBV – Gewerkschaft der Finanzdienstleister)
— Deutscher Handels- und Industrieangestellten Verband (DHV – Die Berufsgewerkschaft)
— Komba Gewerkschaft (public service union, only relevant for Postbank)
— DPVKom – Die Kommunikationsgewerkschaft (only relevant for Postbank)

German law prohibits us from asking our employees whether they are members of labor unions. Therefore, we do not know how many of our employees are union members. Approximately 15 % of the employees in the German banking industry are unionized. We estimate that less than 15 % of our employees in Germany are unionized (excluding Postbank, which itself has traditionally had a significantly higher unionization rate of approximately 60 %). On a worldwide basis, we estimate that approximately 15 % of our employees are members of labor unions (including Postbank, less than 25 %).

As of December 31, 2012, approximately 33 % of Postbank staff members are civil servants.

Post-Employment Benefit Plans

We sponsor a number of post-employment benefit plans on behalf of our employees, both defined contribution plans and defined benefit plans.

In our globally coordinated accounting process covering defined benefit plans with a defined benefit obligation exceeding € 2 million our global actuary reviews the valuations provided by locally appointed actuaries in each country.

By applying our global principles for determining the financial and demographic assumptions we ensure that the assumptions are unbiased and mutually compatible and that they follow the best estimate and ongoing plan principles.

For a further discussion on our employee benefit plans see Note 34 "Employee Benefits" to our consolidated financial statements.

A new Performance Management approach

In 2011, with the endorsement of the Group Executive Committee, committed to building and strengthening our performance culture based on a set of very clear principles:

— Everyone knows what is expected of them.
— We let our people know where they stand.
— We differentiate performance.

2012, we took this a step further by implementing a new approach to performance management. The new approach requires an employee's performance to be reviewed on two components:

— What business objectives have been achieved by the employee?
— How the objectives were achieved?

To measure the "how" component, we introduced Performance Standards. These define the desired behaviors for all employees, to ensure sustainable high performance in line with the values of the bank.

This new performance assessment approach is supported by the implementation of a new performance management tool, db Perform, for the majority of our divisions.

Compensation as part of the cultural change initiative

We identified compensation as part of our culture change initiative and as key focus point during 2012. Our engagement and the long term alignment to this topic include various activities, which we describe in detail in the compensation report beginning on page 195 of this report.

Deutsche Bank People Survey and cultural assessment as yardstick for cultural change

Through the annual group-wide DB People Survey, in which 2012 some 52,000 employees – more than half of our staff – participated, we received valuable feedback about the process of cultural change we pursue following the transition at Top Management level and the subsequent strategy review. The results confirmed many areas of excellence in our current culture. The Commitment Index, which measures the overall loyalty to the company remains at high levels. It has increased by 1 % to 73 % in 2012. The commitment of our employees is significant even during times of extreme changes for the industry.

The DB People Survey was supplemented by a cultural assessment this year involving approximately 20 % of our staff, randomly chosen from all hierarchy levels, divisions and regions. The feedback received provides us with reliable information about how our employees perceive our vision, strategy, values and culture, how they experience the implementation of this strategy in their day-to-day professional activities and how well they believe we can react to and reposition ourselves in this social environment. Under the direct leadership of the Group Executive Committee members the work on cultural change will continue.

Commitment Index
Index ceiling = 100 / %


80
70
60
50
66
72
70
67
67
68
68
68
71
74
73
77
76
74
73
72
73
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

– Deutsche Bank Commitment Index Score
– Deutsche Bank Commitment % Agreement Score

Note: In 2011 Deutsche Bank moved away from analyzing Index scores towards analyzing % Agreement scores.

Diversity

Diverse teams are the more successful teams as success depends on a variety of perspectives. It is only by living according to our diversity philosophy that we can successfully respond to the great variety of client requirements and develop innovative solutions.

Under the voluntary self-commitment we signed along with the other DAX 30 companies, our aim is to increase the ratio of female senior executives at the Managing Director and Director level to 25 % and the proportion of female management staff at the Managing Director, Director, Vice President, Assistant Vice President and Associate level to 35 % by the end of 2018, subject to applicable laws.

Since 2010, we increased the ratio of female senior executives from 16.2 % to 18.0 % and the percentage of female management staff from 29.3 % to 30.8 %.

Our ATLAS program (Accomplished Top Leaders Advancement Strategy) – through which we offer tailored training and senior management sponsorship for a selected group of female Managing Directors since 2009 - won the Global Award at the "Opportunity Now Excellence in Practice Awards 2012" in the United Kingdom.

Through our "Women on Boards" initiative launched in 2011, we succeeded in adding ten women to Supervisory Boards of our subsidiaries, which increased the proportion of female membership by 56 %. On our Regional Advisory Boards we can report an increase of 1.5 %.

Outlook

The Global Economy

The global economy is expected to grow moderately in the first half of 2013. Both the recession in the eurozone and concerns surrounding the U.S. debt ceiling debate should have a dampening effect. In the second half of the year, however, we anticipate a moderate upturn in the global economy, with growth gradually reaching its trend level. We expect an annual average of 3.2 % in global GDP in 2013. Our forecast for global inflation in 2013 is 3.2 % on an annualized average, slightly less than in the previous year. At the beginning of the year inflation in the industrialized countries should decrease slightly on account of unexploited capacities. In the course of the year, we expect inflation to rise again as the expected recovery sets in both in the industrialized countries and in the emerging markets. For 2014, the upturn in the global economy is likely to continue, reaching growth of 4.0 %. We expect global inflation to increase to 3.5 %.

The moderate acceleration of global economic growth in 2013 (as an annualized average) is a result of the relatively low growth rates in industrialized countries as compared with emerging markets. We expect that the industrialized countries' contribution to growth will only be around 20 % in 2013 and about 25 % in 2014. The economic recovery could well be stagnating, particularly in the eurozone.

Fears that the eurozone could break apart have been significantly allayed both by the ECB's announcement that, subject to conditionality, it would make unlimited purchases of sovereign bonds on the secondary market (Outright Monetary Transactions) as well as the clear political will of the eurozone member countries to hold together. We expect that fiscal policy will be less restrictive in 2013 than in the previous year, and also that monetary policy will remain expansive and that credit conditions will improve. The sovereign debt crisis should gradually become less severe. In addition, the year is likely to see positive impulses come from the recovery in the U.S. and increasing foreign trade demand from the emerging markets. Since the eurozone will probably be in recession in the winter months of 2012/2013, GDP in the eurozone is likely to contract by 0.3 % for the year as a whole in spite of the recovery expected later in the year. Germany will probably be the only larger country in the eurozone to actually see its economy expand. For the countries of southern Europe, we expect GDP to fall again in 2013, though not as strongly as in the previous year. For 2014, we expect a continued recovery for the eurozone and GDP growth of 1.1 %. Germany's economy should grow by 1.5 %.

For the U.S., we are projecting that GDP growth will accelerate over the course of the year. In the first six months, growth will probably be dampened by concerns over resolving the deficit reduction and debt ceiling issues. Assuming that a viable compromise is found, we expect growth to increase to approximately 3 % by the end of 2013. Based on slow growth at the end of 2012 and a relatively weak first half of 2013, we expect annualized GDP growth of 2.0 %, which is slightly below the 2.3 % of the previous year. The recovery on the real estate market is likely to accelerate, and the situation on the employment market should gradually further improve. In 2014, we expect 2.9 % growth in the U.S. economy.

The Japanese economy is expected to stabilize in the spring of 2013, following the recession in the second half of 2012. Over the course of 2013, the increase in world trade in conjunction with the weaker yen should see demand for exports rise. In addition, economic stimulus packages and an expansive monetary policy are likely to provide growth impulses. Japanese GDP will probably increase by 1.2 % in 2013 and 0.7 % 2014.

In emerging markets, we expect growth of 5.5 % in 2013 and 6.0 % in 2014. The emerging markets should therefore remain the global economy's engines of growth. Based on rising domestic demand and stronger order flows from industrialized countries, growth should rise steadily. However, there are clear differences in growth between the individual regions. Asia (excluding Japan) is expected to show relatively strong growth of 6.7 % in 2013 and 7.5 % in 2014, driven by China. The economic expansion should accelerate over the year, particularly due to the rise in foreign demand and urbanization-driven investment, with growth reaching its trend level in the second half of the year. We expect China´s real GDP to increase by 8.2 % in 2013 and 8.9 % in 2014 on the back of stabilizing external demand and helped by rebalancing policy to support domestic consumption. India's growth is also poised to rebound to 6.8 % in 2013 and 7.1 % in 2014 as investment activity will benefit from a better global backdrop and more liberal foreign investment regime in a few sectors. Growth in Latin America will probably be less dynamic. We expect GDP to rise there by 3.5 % in 2013 and 3.9 % in 2014. Brazil's real GDP growth is projected to accelerate to 3.5 % in 2013 and 4.2 % in 2014. Main drivers are improving global economic conditions, very low domestic interest rates and continued efforts by the authorities to raise economic growth, not least in view of the 2014 presidential elections.

The economic outlook could be impacted primarily by uncertainties arising in the U.S. and Europe. The U.S. financial markets could face significant upheavals, if, in light of the political deadlock, no agreement is reached on raising the debt ceiling or implementing spending cuts. In Europe, attention should be focused on the election in Italy and negotiations on the first rescue package for Cyprus. In addition, all forecasts for the region are based on the assumption that foreign demand will pick up – which in turn depends on a self-reinforcing recovery of world trade. Should the anticipated gradual economic recovery fail to materialize, the markets could lose their faith in European countries' commitment to carry out structural reforms. In addition, the conflict in the Middle East could intensify and cause oil prices to rise sharply.

The Banking Industry

Over the next two years, the banking industry in most of the industrialized countries may see a further normalization of its business environment, with only moderate economic growth as well as significantly more expansive and rigorous regulation.

In Europe, 2013 could bring about a turning point for the better for banks, following a period of multiple burdens in previous years caused by the financial, economic and debt crises and the adjustments necessary to comply with a stricter regulatory environment. While a return to sustainable earnings growth will hardly be possible before 2014, the banking industry is likely to intensify its efforts to establish a leaner cost structure and achieve efficiency gains, which should lead to lower operating expenses. The pressure to increase capital ratios should slowly ease in light of the recent progress made in this regard, and banks should therefore gradually gain more leeway to invest in new business. However, raising profitability to an acceptable level should continue to be a major challenge.

At least a stabilization of the European lending business as a whole may be possible this year – although margin pressure is likely to increase in light of the very low interest rates. An upturn is more likely to occur in lending to companies rather than to private households, which in many countries are still suffering from continued high levels of debt, overvalued real estate markets and high unemployment. Deposit growth will probably remain low in 2013, but should benefit from an economic upturn in the following year. The recent increase in loan defaults should remain limited thanks to the low interest charges for many borrowers – assuming that there will be a gradual recovery of the European economy without any new negative shocks.

On the regulatory side, actions by the European Commission in 2013 will include proposals for structural changes to the banking industry along the lines of the Liikanen Commission Report. As a part of that, the introduction of elements of a split banking system for commercial and investment banking activities is under discussion. This could have profound effects not only for EU banks and the established universal banking model, but also for banks' clients and financial stability. Individual member states, notably Germany and the UK, are also pushing for structural changes.

In the course of 2013, the Basel 3 reforms will most probably be codified into European law, which, as far as the revision of the Capital Requirements Directive is concerned, would be followed by implementation in the individual member states. The passage of the revised European Deposit Insurance Directive is also scheduled for 2013. The possible introduction of a financial transaction tax in a number of EU countries poses a particular risk to the European capital markets. Finally, the European Commission is also due to present a legislative proposal for a European bank resolution regime, which could have far-reaching consequences for banks and their creditors.

In the U.S., a major task for banks will be to maintain the very strong profitability levels they have reached again. A moderate recovery in the lending business should facilitate this, although almost no further momentum can be expected from declining loan losses. In addition, the extremely low interest rates could, in the medium term, turn out to be a serious problem for the interest margin. For the same reason, and due to the expiry of a portion of the previously existing deposit guarantees, the previously strong growth in deposit volume will probably let up noticeably. Furthermore, banks' revenues and profits could also be impacted by measures designed to slow the rise in public debt levels.

With respect to new regulation, Basel 3 (including transitional provisions) will probably also be introduced in the U.S. for major banks in 2013. Passage could yet be delayed, though, by calls for another impact study. At the same time, work will continue on the implementation of standards introduced by the Dodd-Frank Act. For foreign credit institutions operating in the US, recent calls for local incorporation, with accompanying local capital requirements, pose substantial issues.

In investment banking, overall global revenues in 2013 should remain at about the same level as in the previous years. A slightly weaker activity in the markets for debt instruments may be largely balanced by a slightly better development in the origination and trading of equity securities (following a very weak result in 2012). At the same time, banks will probably continue in 2013 and 2014 their efforts to achieve a leaner cost base and some institutions could further reduce their range of products and services, which means that the gradual increase in the market concentration already observed in recent years could continue.

Asset and wealth management businesses' performance may again be determined to a large part by capital market developments. As these are facing a cautiously optimistic outlook due to receding fiscal and macroeconomic concerns in Europe and the U.S., assets under management could grow moderately over 2013 and 2014, with flows by asset category reversing some trends of the past few years: equity funds might benefit from increased risk appetite, while bond funds may perform less well following significant recent price increases. Revenues may be negatively impacted, on the other hand, by competitive pressures which remain intense and by margins likely to shrink further, the latter being reinforced by a prolonged very low-yield environment.

Finally, numerous banks will continue to be faced with accusations of unlawful behavior and improper business practices. This may lead to (further) considerable financial charges as well as long-term reputational damage for the entire industry.

The Deutsche Bank Group

In September 2012 we published our strategic and financial aspirations for 2015 in our Strategy 2015+. For the Group our financial objectives for 2015 include

- a post-tax return on average active equity of at least 12 %,
- fully loaded Basel 3 Core Tier 1 target ratio of more than 10 %,
- a cost/income ratio of below 65 % and
- annual cost savings of € 4.5 billion.

Corporate Banking & Securities targets in 2015 a post-tax return on average active equity of approximately 15 %, a cost/income ratio of less than 65 % and a RWA equivalent of less than € 200 billion. Global Transaction Banking and Asset & Wealth Management aim to double income before income taxes to approximately € 2.4 billion and € 1.7 billion, respectively. Private & Business Clients targets an income before income taxes of approximately € 3.0 billion and a cost/income ratio of less than 60 %. For these businesses including Consolidation & Adjustments in total we aim to achieve a post-tax return on average active equity of at least 15 %.

Our aspirations are based on a number of key assumptions, including normalization/stabilization of asset valuations, revenue growth in line with the market, the absence of fundamental changes to current regulatory frameworks on capital or separation of business activities, global GDP growth in the range of 2 % to 4 % per annum over the period, a EUR/USD exchange rate of approximately 1.30 and the achievement of selective consolidation-driven market share gains.

To support the aspirations of our Strategy 2015+ a number of strategic initiatives were launched which include the establishment of a dedicated Non-Core Operations Unit, targeted de-risking activities as well as a specific program to increase our operational excellence.

We reaffirm our commitment to the universal banking model and to our four business segments. Additionally, in order to accelerate our deleveraging activities we set up a dedicated Non-Core Operations Unit in 2012. As a distinct division, the unit will be transparent, fully accountable, and empowered to manage and sell non-core assets in the most efficient manner for the Bank and our shareholders. Its key objective is reducing Basel 3 equivalent RWAs to approximately € 90 billion by the end of the first quarter 2013 and to less than € 80 billion in total by December 31, 2013.

We remain committed to managing our capital to comply with all regulatory thresholds even in stress scenarios. The Core Tier 1 capital ratio stays a management priority. Given our excellent progress on de-risking, we have increased our planned de-risking from € 90 billion to over € 100 billion to be achieved by March 2013. Accordingly, we have now raised our fully loaded Basel 3 Core Tier 1 target ratio to 8.5 % as of March 31, 2013, and continue to expect more than 10 % as of March 31, 2015.

We aim to secure our long-term competitiveness by achieving operational excellence with major reductions in costs, duplication and complexity in the years ahead. In context of our Operational Excellence Program (OpEx) we plan to invest approximately € 4 billion with the aim of achieving full run rate annual cost savings of € 4.5 billion in 2015.

in € bn.	Targeted Investments	Targeted Incremental Savings
2012	0.6	0.4
2013	1.7	1.2
2014	1.6	1.4
2015	0.2	1.5
Total[1]	4.0	4.5

[1] Numbers may not add up due to rounding.

In 2012, we have already invested € 0.5 billion and achieved savings of € 0.4 billion.

Of the planned OpEx savings in 2015, nearly 40 %, or € 1.7 billion, relate to the infrastructure areas, including investing in new integrated IT platforms, rationalizing regional back-office activities and centralizing procurement. Some initiatives within the scope of the businesses are a new and more cost-efficient IT platform in PBC, streamlined AWM business, more efficient sourcing and a move to more cost-efficient locations. We further plan to consolidate our real-estate footprint by putting properties up for sale. Based upon activities in 2012, we have already identified cost savings of € 800 million in 2013. Currently a small portion of identified and submitted initiatives is still under review. Depending on the final decision on the initiatives, there is a risk that the overall cost to achieve demand is higher than originally envisioned and that the overall saving target is not reached.

The implementation of our initiatives or the realization of the anticipated benefits might be negatively impacted by certain factors. Economic factors that might impact us are the continuation of the European sovereign debt crisis, the recurrence of extreme turbulence in the markets in which we are active, weakness of global, regional and national economic conditions and increased competition for business. Additionally, regulatory changes might increase our costs or restrict our activities as capital requirements are in focus and different authorities are pushing for structural changes. Given the fact that these governmental initiatives are all subject to discussions, we cannot quantify any future impact as of today. Due to the nature of our business, we are involved in litigation, arbitration and regulatory proceedings in jurisdictions around the world and such matters are subject to many uncertainties. Whilst we have resolved a number of important legal matters and made progress on others, we expect the litigation environment to continue to be challenging.

Corporate Banking & Securities

For 2013 and 2014, we anticipate the investment banking industry will remain susceptible to uncertainty surrounding the macroeconomic and political environment, as discussed in the previous section. Industry challenges and opportunities likely to impact performance include the changing regulatory environment and the transformation of the competitive landscape, as polarization drives increased consolidation. We expect the return to stronger growth at the end of 2013 to bring about a reduction in central bank intervention and market influence, versus the elevated levels seen in 2012. Core bond yields are anticipated to gradually increase in 2013, but in an orderly process that reflects the underlying economic recovery and more positive macro environment. Despite a strong rally in 2012, equities are expected to remain strong, underpinned by a decline in macro risk, lower uncertainty around economic policy, and relatively low global cash and bond yields.

Deutsche Bank is well positioned to take advantage of the increased industry consolidation, and will begin to realize the benefits from the strategic plan laid out in September 2012. Corporate Banking & Securities (CB&S) will continue to leverage its strengths in fixed income flow through further platform integration, while scaling back higher risk, capital and regulatory intensive products. Geographically we will continue to streamline the business and ensure that resources are appropriately allocated to market opportunities. Together, these areas of focus will assist us in achieving our 2015 strategic targets of a post-tax return on average active equity of approximately 15 % on a Basel 3 fully loaded basis and a cost income ratio of less than 65 %. However there remain a number of risks and uncertainties, including; potential slowdown in activity due to protracted sovereign debt crisis and contagion risk; the impact of potential regulatory changes; potential margin compression and increased competition in products with lower capital requirements; outcome of litigation cases; risk of OpEx benefits not being fully realized; and a potential delay in execution of risk mitigation strategies.

In Sales & Trading, we expect revenues from fixed income flow products to remain strong in some markets, such as foreign exchange. Cash equities flow revenues may trend higher in the medium term as the global recovery takes hold. Margins are expected to be elevated from current levels as a result of market consolidation and capital pressure, potentially offset by the impact of regulatory change.

In Corporate Finance, we expect a modest medium term increase in fee pools. Debt issuance is expected to remain robust, particularly if the low interest rate environment persists. We expect M&A to be sustained at current levels; while the environment is generally attractive given low valuations and high cash levels, companies are likely to remain unwilling to commit to deals in the medium term given the uncertain environment. We anticipate Equity Capital Markets issuance will remain subdued as long as macro uncertainty persists.

Despite the challenging market conditions seen in recent years, and the continued uncertain outlook, by reaffirming focus, scale and efficiency and consolidating on previous success, CB&S is well positioned to face the potential challenges and opportunities the future environment may present.

Global Transaction Banking

The outlook for transaction banking over the next two years will likely be influenced by a number of critical factors. The comparatively low interest rate levels seen in most markets during the last years are likely to persist in 2013 and 2014. Economic recovery may be starting slow in 2013, with a recession in the eurozone, but could be counterbalanced somewhat by a robust economic development in Emerging Markets and stabilization in the U.S. and Japan. Based on the assumption of increasing foreign demand, the GDP growth could accelerate in 2014. Significantly more expansive and rigorous regulation, including potential structural changes, as well as pressures on margins, costs and from litigations will continue to pose challenges to the overall banking industry.

Deutsche Bank's Global Transaction Banking (GTB) business will be impacted by these challenges. The sustained momentum of profitable growth and client acquisition in the underlying business in recent years, together with its high quality and innovative products, leaves GTB well-placed to cope with these challenges and even grow its client base. Trade Finance may benefit from the global economic development, increased foreign trade and the expected stabilization of the lending business. In Trust and Securities Services, the outlook for increased origination activities in 2013 and a trend to concentrate investment banking services could provide growth opportunities. For Cash Management, the increased level of global activities is a potential positive factor whilst deposit growth may remain low in 2013 but could potentially recover in 2014. The business is focusing on deepening its client relationships with complex Corporates and Institutional Clients in existing regions as well as pushing further growth in certain Emerging Markets. Closer co-operation with other areas of the bank should ensure that a wider range of clients will benefit from GTB's products and services.

Beyond the next two years, GTB's aspiration is to grow its income before income taxes to € 2.4 billion by 2015, predominantly in the aforementioned focus areas. Additionally, investing in solutions, platforms and operational excellence while maintaining strict cost, risk and capital discipline supports this growth. The continuation and successful completion of the turnaround of the commercial banking activities in the Netherlands, which commenced during the fourth quarter of 2012, should as well be an integral part to achieve GTB's strategic target.

Asset & Wealth Management

In the near term, the asset and wealth management industry will continue to be challenged by market instability arising from sovereign indebtedness, particularly in Europe and the U.S., and the persistent low-yield environment in many developed markets. We expect that uncertainty in the investment climate – characterized by high allocations to fixed income and cash products, which are relatively low margin – will put further pressure on industry profitability. This should be compounded by higher compliance-related costs resulting from new regulation. Thus, there is a continuing need for scale and efficiency. In our view, a select group of large managers should increasingly dominate the industry, gathering the majority of new assets. Asset and wealth managers stand to benefit this year from an improvement in equity markets and increased client activity, which should support revenue growth from commissions and performance fees.

As part of the strategic review, we announced the establishment of a newly integrated Asset & Wealth Management (AWM). AWM combines Deutsche Bank's former asset management and private wealth management units, as well as the third-party alternative assets and passive businesses that were part of CB&S. Thus, AWM offers all client types a comprehensive product suite, spanning key growth areas such as alternative investments (including hedge funds, real estate and private equity) and passives (including exchange-traded funds). With € 944 billion of assets under management as of December 31, 2012, AWM ranks among the ten largest bank-owned global asset and wealth managers.

AWM has defined a strategy that positions AWM well to benefit from the longer term trends, the development of the industry and the competitive landscape. AWM has targeted doubling IBIT to € 1.7 billion by 2015, through revenue initiatives of € 0.3 billion and cost savings of € 0.7 billion.

AWM will enhance its presence in selected markets – particularly in emerging markets – by leveraging strong DB Group footprint. We will actively participate in emerging markets where rapid growth is driving wealth creation and in turn raising the demand for asset and wealth management services. Accordingly, AWM aims to grow revenues in Asia/Pacific and Latin America by 20-25 % through 2015 while the envisaged growth highly depends on the continuation of economic growth in these regions.

We will continue to target the ultra-high net worth client segment globally and should increase the client relationships in this segment by 50 % until 2015 by enhancing our product offering and solutions platform and by a dedicated coverage team. In this segment, the competition for clients and top talent is particularly intense. Furthermore, AWM anticipates a continued shift toward alternative investments across the client spectrum, as well as an increased demand for retirement products, as a consequence of demographic trends. We should be able to grow the invested assets in these products by more than 10 % by 2015 by expanding the product set and continued cooperation with external managers. Furthermore, we expect a global increase in allocations to passive investments, which we anticipate will lead to continued growth of exchange-traded funds in particular. AWM should be able to grow the invested assets in ETFs by 50 % until 2015 while leveraging our market position and expanding in Americas.

The substantial scale of the division, combined with targeted investment in the platform, should enable us to achieve significant operational efficiencies, which we believe will be crucial as margins come under further pressure, while continuing to invest in high-growth opportunities. AWM expects to derive cost and revenue synergies by optimizing our business model with respect to manufacturing (investment), coverage (sales) and infrastructure. Key initiatives in meeting those aims include integrating coverage globally and creating a unified investment platform. Efficiency should be achieved by: removing duplications of business lines, products and services, and technology; rationalizing infrastructure; and streamlining infrastructure supporting our business. This should enable us to improve our gross margin; a significant effort has already been initiated in this respect, with solid results in 2012. The timing on some of the envisaged optimization projects is dependent on a number of execution risk factors, which may delay or reduce the envisaged plan benefits.

Private & Business Clients

For countries in which Private & Business Clients (PBC) operates the overall macro-economic outlook is mixed. GDP growth in the home market Germany has a slightly positive outlook for 2013 and an even better outlook for 2014, while the GDP outlook for most of the European countries in which PBC is present is rather slightly negative. The economy in Asia is expected to show relatively strong growth in 2013 and 2014.

PBC is expected to continue on its growth path towards its about € 3 billion income before income taxes ambition for 2015 and to achieve a targeted revenue base beyond € 10 billion with a cost/income ratio target of approximately 60 %. Strategically, we focus on being amongst Europe's leading retail banks with a strong advisory business in our home market Germany – benefitting from the full integration of Postbank – and in international sweet spots such as other important European markets and key Asian countries. Furthermore, we will leverage our relative strength to grow our credit business at attractive margins and maintain a strong position with being a Top 5 deposit taker among Europe's leading retail banks.

In Advisory Banking Germany, we expect to be able to reinforce our market position, continuing our success in deposit gathering and low-risk mortgage production as well as strengthening our investment and insurance product business. With the organizational realignment, we will seek to further enhance our value proposition and improve our delivery on customer preferences.

In Advisory Banking International we are capitalizing on our advisory strength in Europe and intend to further develop PBC's profitable franchise as an affluent proposition with a focus on wealthy regions to be among Europe's leading retail banks. PBC's Asian growth option will be leveraged by the 19.99 % stake in Hua Xia Bank in China coupled with intensified cooperation, as well as further organic growth in India.

Consumer Banking will further pursue its growth path in Germany while further aligning its business and reducing costs via the implementation of organizational measures. Deutsche Bank and Postbank together are expected to continue their successful realization of synergies on the revenue and cost side. The integration of Postbank and the final conclusion of the domination and profit and loss transfer agreement in 2012 should enable PBC to fully achieve the synergies. Our new joint platform Magellan with integrated services, innovative tools and an end-to-end process model will drive PBC's efficiency. While Postbank related cost-to-achieve (CtA) have peaked in 2012 in line with our integration plan, we forecast CtA related to our OpEx to increase compared to 2012. We expect our costs to further improve in 2013 – not at least thanks to growing synergies related to Powerhouse and initial savings related to OpEx.

However, in our German Advisory Banking and Consumer Banking business there are risks related to the Postbank integration process. On the cost side, there is a risk that synergies are not realized or are realized later than foreseen. Additionally, there is a risk that the costs to achieve the synergies are higher than expected. These risks are mitigated to the extent possible by a bottom up revalidation of synergy measures with ongoing tracking and reporting to senior management.

PBC may continue to face uncertainties in its operating environment, such as a risk of a significant decline in economic growth, which in turn would result in higher unemployment rates and could lead to increasing credit loss provisions and lower business growth, mainly outside Germany. The development of investment product markets and the respective revenues depend especially on the further development of the European macroeconomic environment. Additionally, the continued low interest rates may further negatively impact PBC's deposit margins. However, PBC will aim to strengthen its German credit business and expand margins, especially outside Germany in the coming years while maintaining strict risk discipline and carefully optimizing capital demand.

Non-Core Operations Unit

The Non-Core Operations Unit (NCOU) is expected to contribute significantly to the Group's published capital roadmap and target a reduction of Basel 3 equivalent RWAs to approximately € 90 billion by the end of the first quarter 2013 and to less than € 80 billion in total by December 31, 2013.

The reduction in non-core assets and their associated capital demand to the end of the first quarter 2013 will be achieved by sales of highly capital intensive assets in the portfolio. Going forward, the pace of reduction in assets and associated capital demand is anticipated to decline and the NCOU will continually evaluate the rationale of exit versus hold, to take advantage of market conditions and to optimize and protect shareholder value.

In the current market environment, where many of our competitors are also seeking to dispose of assets to improve their capital ratios, this strategy may prove difficult and unfavorable business or market conditions may also diminish our ability to sell such assets.

In addition, the NCOU includes significant investments in individual companies and carries other assets that are not part of our core business such as our stake in The Cosmopolitan of Las Vegas. These investments and assets are exposed to the opportunities and risks arising from their specific economic environment and make the timeline during which we divest our investments less certain.

02 -

Consolidated Financial Statements

Consolidated Statement of Income

in € m.	Notes	2012	2011	2010
Interest and similar income	6	32,242	34,878	28,779
Interest expense	6	16,351	17,433	13,196
Net interest income	6	15,891	17,445	15,583
Provision for credit losses	20	1,721	1,839	1,274
Net interest income after provision for credit losses		14,170	15,606	14,309
Commissions and fee income	7	11,510	11,544	10,669
Net gains on financial assets/liabilities at fair value through profit or loss	6	5,599	3,058	3,354
Net gains (losses) on financial assets available for sale	8	301	123	201
Net income (loss) from equity method investments	18	159	(264)	(2,004)
Other income (loss)	9	281	1,322	764
Total noninterest income		17,850	15,783	12,984
Compensation and benefits	34	13,526	13,135	12,671
General and administrative expenses	10	15,016	12,657	10,133
Policyholder benefits and claims		414	207	485
Impairment of intangible assets	25	1,886	–	29
Restructuring activities	11	394	–	–
Total noninterest expenses		31,236	25,999	23,318
Income before income taxes		784	5,390	3,975
Income tax expense	35	493	1,064	1,645
Net income		291	4,326	2,330
Net income attributable to noncontrolling interests		54	194	20
Net income attributable to Deutsche Bank shareholders		237	4,132	2,310

Earnings per Share

in €	Notes	2012	2011	2010
Earnings per share:[1]	12			
Basic		€ 0.25	€ 4.45	€ 3.07
Diluted[2]		€ 0.25	€ 4.30	€ 2.92
Number of shares in million:[1]				
Denominator for basic earnings per share – weighted-average shares outstanding		934.1	928.0	753.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		959.9	957.3	790.8

[1] The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.
[2] Includes numerator effect of assumed conversions. For further detail please see Note 12 "Earnings per Share".

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

in € m.	2012	2011	2010
Net income recognized in the income statement	291	4,326	2,330
Other comprehensive income			
Actuarial gains (losses) related to defined benefit plans, before tax[1]	(854)	707	135
Unrealized net gains (losses) on financial assets available for sale:[2]			
Unrealized net gains (losses) arising during the period, before tax	1,875	(697)	83
Net (gains) losses reclassified to profit or loss, before tax	(162)	(11)	39
Unrealized net gains (losses) on derivatives hedging variability of cash flows:[2]			
Unrealized net gains (losses) arising during the period, before tax	42	(141)	(78)
Net (gains) losses reclassified to profit or loss, before tax	45	3	4
Unrealized net gains (losses) on assets classified as held for sale, before tax[3]	–	25	(25)
Foreign currency translation:[2]			
Unrealized net gains (losses) arising during the period, before tax	(534)	1,291	920
Net (gains) losses reclassified to profit or loss, before tax	5	–	(6)
Unrealized net gains (losses) from equity method investments	(38)	(5)	(26)
Tax on net gains (losses) in other comprehensive income	(47)	75	211
Other comprehensive income, net of tax	332	1,247	1,257
Total comprehensive income, net of tax	623	5,573	3,587
Attributable to:			
Noncontrolling interests	149	155	4
Deutsche Bank shareholders	474	5,418	3,583

1 In the Consolidated Statement of Comprehensive Income, actuarial gains (losses) related to defined benefit plans, before tax are disclosed within other comprehensive income (loss) starting 2011. The corresponding deferred taxes are included in the position tax on net gains (losses) in other comprehensive income. The prior periods were adjusted accordingly. In the Consolidated Balance Sheet, actuarial gains (losses) related to defined benefit plans, net of tax, are recognized in retained earnings.
2 Excluding unrealized net gains (losses) from equity method investments.
3 Please refer to Note 26 "Non-current Assets and Disposal Groups Held for Sale" for additional information.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2012	Dec 31, 2011
Assets:			
Cash and due from banks		27,885	15,928
Interest-earning deposits with banks		119,548	162,000
Central bank funds sold and securities purchased under resale agreements	21, 22	36,570	25,773
Securities borrowed	21, 22	23,947	31,337
Financial assets at fair value through profit or loss			
Trading assets		245,538	240,924
Positive market values from derivative financial instruments		768,316	859,582
Financial assets designated at fair value through profit or loss		187,027	180,293
Total financial assets at fair value through profit or loss of which € 89 billion and € 87 billion were pledged to creditors and can be sold or repledged at December 31, 2012, and 2011, respectively	13, 15, 21, 22, 36	1,200,881	1,280,799
Financial assets available for sale of which € 0 billion and € 9 billion were pledged to creditors and can be sold or repledged at December 31, 2012, and 2011, respectively	17, 21, 22	49,379	45,281
Equity method investments	18	3,577	3,759
Loans of which € 2 billion and € 3 billion were pledged to creditors and can be sold or repledged each year ending December 31, 2012 and 2011, respectively	19, 20, 21, 22	397,279	412,514
Property and equipment	23	4,963	5,509
Goodwill and other intangible assets	25	14,219	15,802
Other assets	26, 27	123,973	154,794
Assets for current tax	35	2,390	1,870
Deferred tax assets	35	7,718	8,737
Total assets		2,012,329	2,164,103
Liabilities and equity:			
Deposits	28	577,202	601,730
Central bank funds purchased and securities sold under repurchase agreements	21, 22	36,144	35,311
Securities loaned	21, 22	3,109	8,089
Financial liabilities at fair value through profit or loss	13, 15, 36		
Trading liabilities		54,914	63,886
Negative market values from derivative financial instruments		752,706	838,817
Financial liabilities designated at fair value through profit or loss		109,166	118,318
Investment contract liabilities		7,732	7,426
Total financial liabilities at fair value through profit or loss		924,518	1,028,447
Other short-term borrowings	31	69,060	65,356
Other liabilities	26, 27	169,544	187,816
Provisions	20, 29	5,110	2,621
Liabilities for current tax	35	1,589	2,524
Deferred tax liabilities	35	1,455	1,789
Long-term debt	32	158,097	163,416
Trust preferred securities	32	12,091	12,344
Total liabilities		1,957,919	2,109,443
Common shares, no par value, nominal value of € 2.56	33	2,380	2,380
Additional paid-in capital		23,778	23,695
Retained earnings		29,198	30,119
Common shares in treasury, at cost	33	(60)	(823)
Accumulated other comprehensive income, net of tax		(1,293)	(1,981)
Total shareholders' equity		54,003	53,390
Noncontrolling interests		407	1,270
Total equity		54,410	54,660
Total liabilities and equity		2,012,329	2,164,103

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings[1]	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares
Balance as of December 31, 2009	1,589	14,830	24,056	(48)	–
Total comprehensive income, net of tax[2]	–	–	2,286	–	–
Common shares issued	791	9,413	–	–	–
Cash dividends paid	–	–	(465)	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	94	–	–
Net change in share awards in the reporting period	–	(296)	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	1,439	–
Tax benefits related to share-based compensation plans	–	(11)	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(93)
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	93
Option premiums and other effects from options on common shares	–	(115)	–	–	–
Purchases of treasury shares	–	–	–	(15,366)	–
Sale of treasury shares	–	–	–	13,525	–
Net gains (losses) on treasury shares sold	–	–	–	–	–
Other	–	(306)	4	–	–
Balance as of December 31, 2010	2,380	23,515	25,975	(450)	–
Total comprehensive income, net of tax[2]	–	–	4,132	–	–
Common shares issued	–	–	–	–	–
Cash dividends paid	–	–	(691)	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	666	–	–
Net change in share awards in the reporting period	–	153	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	1,108	–
Tax benefits related to share-based compensation plans	–	(76)	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	–
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	–
Option premiums and other effects from options on common shares	–	(131)	–	–	–
Purchases of treasury shares	–	–	–	(13,781)	–
Sale of treasury shares	–	–	–	12,300	–
Net gains (losses) on treasury shares sold	–	(32)	–	–	–
Other	–	266	37	–	–
Balance as of December 31, 2011	2,380	23,695	30,119	(823)	–
Total comprehensive income, net of tax[2]	–	–	237	–	–
Common shares issued	–	–	–	–	–
Cash dividends paid	–	–	(689)	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	(452)	–	–
Net change in share awards in the reporting period	–	(342)	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	1,481	–
Tax benefits related to share-based compensation plans	–	2	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(4)
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	4
Option premiums and other effects from options on common shares	–	(63)	–	–	–
Purchases of treasury shares	–	–	–	(12,152)	–
Sale of treasury shares	–	–	–	11,434	–
Net gains (losses) on treasury shares sold	–	77	–	–	–
Other	–	409	(17)	–	–
Balance as of December 31, 2012	2,380	23,778	29,198	(60)	–

[1] The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[2] Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other[3]	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax[3]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income, net of tax[2]	Total shareholders' equity	Noncontrolling interests	Total equity
(186)	(134)	–	(3,521)	61	(3,780)	36,647	1,322	37,969
73	(45)	(11)	1,188	(26)	1,179	3,465	(8)	3,457
–	–	–	–	–	–	10,204	–	10,204
–	–	–	–	–	–	(465)	–	(465)
–	–	–	–	–	–	94	12	106
–	–	–	–	–	–	(296)	–	(296)
–	–	–	–	–	–	1,439	–	1,439
–	–	–	–	–	–	(11)	–	(11)
–	–	–	–	–	–	(93)	–	(93)
–	–	–	–	–	–	93	–	93
–	–	–	–	–	–	(115)	–	(115)
–	–	–	–	–	–	(15,366)	–	(15,366)
–	–	–	–	–	–	13,525	–	13,525
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(302)	223	(79)
(113)	(179)	(11)	(2,333)	35	(2,601)	48,819	1,549	50,368
(504)	(47)	11	1,167	(7)	620	4,752	162	4,914
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(691)	–	(691)
–	–	–	–	–	–	666	(7)	659
–	–	–	–	–	–	153	–	153
–	–	–	–	–	–	1,108	–	1,108
–	–	–	–	–	–	(76)	–	(76)
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(131)	–	(131)
–	–	–	–	–	–	(13,781)	–	(13,781)
–	–	–	–	–	–	12,300	–	12,300
–	–	–	–	–	–	(32)	–	(32)
–	–	–	–	–	–	303	(434)	(131)
(617)	(226)	–	(1,166)	28	(1,981)	53,390	1,270	54,660
1,082	67	–	(423)	(38)	688	925	153	1,078
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(689)	(5)	(694)
–	–	–	–	–	–	(452)	(4)	(456)
–	–	–	–	–	–	(342)	–	(342)
–	–	–	–	–	–	1,481	–	1,481
–	–	–	–	–	–	2	–	2
–	–	–	–	–	–	(4)	–	(4)
–	–	–	–	–	–	4	–	4
–	–	–	–	–	–	(63)	–	(63)
–	–	–	–	–	–	(12,152)	–	(12,152)
–	–	–	–	–	–	11,434	–	11,434
–	–	–	–	–	–	77	–	77
–	–	–	–	–	–	392	(1,007)	(615)
465	(159)	–	(1,589)	(10)	(1,293)	54,003	407	54,410

[3] Excluding unrealized net gains (losses) from equity method investments.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2012	2011	2010
Net income	291	4,326	2,330
Cash flows from operating activities:			
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for credit losses	1,721	1,839	1,274
Restructuring activities	394	–	–
Gain on sale of financial assets available for sale, equity method investments, and other	(626)	(841)	(363)
Deferred income taxes, net	720	(387)	315
Impairment, depreciation and other amortization, and accretion	3,235	3,697	4,255
Share of net income from equity method investments	(397)	(222)	(457)
Income adjusted for noncash charges, credits and other items	5,338	8,412	7,354
Adjustments for net change in operating assets and liabilities:			
Interest-earning time deposits with banks	1,279	(53,427)	(34,806)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(3,393)	(8,202)	26,368
Financial assets designated at fair value through profit or loss	(6,561)	(11,582)	(24,502)
Loans	11,715	(7,092)	(2,823)
Other assets	32,254	(17,962)	(5,894)
Deposits	(25,994)	66,168	22,656
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	(9,365)	(8,389)	53,450
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(4,235)	12,622	(40,709)
Other short-term borrowings	3,616	1,689	18,509
Other liabilities	(14,017)	21,476	2,851
Senior long-term debt	(4,776)	(5,991)	(3,457)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net[1]	(7,627)	10,558	(17,664)
Other, net	(2,681)	(478)	(5,009)
Net cash provided by (used in) operating activities	(24,447)	7,802	(3,676)
Cash flows from investing activities:			
Proceeds from:			
Sale of financial assets available for sale	7,478	21,948	10,652
Maturities of financial assets available for sale	12,922	10,635	4,181
Sale of equity method investments	163	336	250
Sale of property and equipment	197	101	108
Purchase of:			
Financial assets available for sale	(22,170)	(19,606)	(14,087)
Equity method investments	(14)	(602)	(145)
Property and equipment	(614)	(794)	(873)
Net cash received in (paid for) business combinations/divestitures	96	348	8,580
Other, net	(703)	(451)	(1,189)
Net cash provided by (used in) investing activities	(2,645)	11,915	7,477
Cash flows from financing activities:			
Issuances of subordinated long-term debt	61	76	1,341
Repayments and extinguishments of subordinated long-term debt	(708)	(715)	(229)
Issuances of trust preferred securities	17	37	90
Repayments and extinguishments of trust preferred securities	(30)	(45)	(51)
Capital increase	–	–	10,060
Purchases of treasury shares	(12,152)	(13,781)	(15,366)
Sale of treasury shares	11,418	12,229	13,519
Dividends paid to noncontrolling interests	(5)	(4)	(7)
Net change in noncontrolling interests	(271)	(266)	200
Cash dividends paid	(689)	(691)	(465)
Net cash provided by (used in) financing activities	(2,359)	(3,160)	9,092
Net effect of exchange rate changes on cash and cash equivalents	40	(964)	1,911
Net increase (decrease) in cash and cash equivalents	(29,411)	15,593	14,804
Cash and cash equivalents at beginning of period	81,946	66,353	51,549
Cash and cash equivalents at end of period	52,535	81,946	66,353
Net cash provided by (used in) operating activities include			
Income taxes paid (received), net	1,280	1,327	784
Interest paid	16,518	17,743	13,740
Interest and dividends received	32,644	35,216	29,456
Cash and cash equivalents comprise			
Cash and due from banks	27,885	15,928	17,157
Interest-earning demand deposits with banks (not included: time deposits of € 94,898 m. as of December 31, 2012, and € 95,982 m. and € 43,181 m. as of December 31, 2011 and 2010)	24,650	66,018	49,196
Total	52,535	81,946	66,353

[1] The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

01 – Significant Accounting Policies

Basis of Accounting

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note 05 "Business Segments and Related Information".

The accompanying consolidated financial statements are stated in euros, the presentation currency of the Group. All financial information presented in million euros has been rounded to the nearest million. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("EU"). The Group's application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Risk disclosures under IFRS 7, "Financial Instruments: Disclosures" about the nature and extent of risks arising from financial instruments are incorporated herein by reference to the portions marked by a bracket in the margins of the Risk Report. This is also applicable for capital disclosures as required under IAS 1, "Presentation of Financial Statements.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the reclassification of financial assets, the impairment of loans and provision for off-balance-sheet positions, the impairment of other financial assets and non-financial assets, the recognition and measurement of deferred tax assets, and the accounting for legal and regulatory contingencies and uncertain tax positions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates. Refer to Note 02 "Critical Accounting Estimates" for a description of the critical accounting estimates and judgments used in the preparation of the financial statements.

Discount Rate for Defined Benefit Pension Plans

In 2012 the Group decided to broaden and hence stabilize the underlying bond portfolio relating to the discount rate applied in the eurozone for defined benefit pension plans by including high quality covered bonds and to refine the curve extrapolation by adjusting the underlying bond portfolio while retaining the overall AA-credit quality of the curve. The refinement resulted in an increase in the discount rate of 70 basis points and consequently reduced the actuarial losses flowing through other comprehensive income by approximately € 700 million before tax in the year 2012.

Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

In the fourth quarter 2012, the Group's valuation methodology for incorporating the impact of own credit risk in the fair value of derivative contracts was refined (commonly referred to as Debt Valuation Adjustment). Previously the Group had calculated the effect of own credit risk on derivative liabilities using historic default levels. The refinement in methodology has moved DVA to a market based approach. The impact of the refinement in DVA methodology was a € 517 million income which has been recognized in the Consolidated Statement of Income. In addition, during the fourth quarter 2012 the Group made refinements to its CVA methodology as greater transparency of the market value of counterparty credit became possible. The impact of this refinement in CVA methodology is a € 288 million loss which has been recognized in the Consolidated Statement of Income.

Valuation Approach for Collateralized Derivative Contracts

In the second quarter 2011, the Group's valuation approach for substantially all of its collateralized derivative contracts moved to using the overnight indexed swap (OIS) curve in order to more consistently manage the interest rate and funding risks associated with collateralized derivatives in line with their pricing. This change in approach to OIS did not have a material impact on the Group's consolidated financial statements in 2011 and 2012.

Assignment of Revenue Components in PBC

The presentation of PBC product revenues was modified in the first quarter 2011 following a review of the assignment of specific revenue components to the product components. In order to facilitate comparability, revenues of € 73 million were transferred from credit products to deposits and payment services in 2010. This adjustment had no impact on PBC's total revenues.

Allowance for Loan Losses

The Group applies estimates in determining the allowance for loan losses in its homogeneous loan portfolio which use statistical models based on historical experience. On a regular basis the Group performs procedures to align input parameters and model assumptions with historically evidenced loss levels. Alignment of input parameters and model assumptions in 2010 led to a lower level of provisions for credit losses of € 28 million in 2010. No such alignments were made in 2011 and 2012.

Significant Accounting Policies

The following is a description of the significant accounting policies of the Group. Other than as previously described, these policies have been consistently applied for 2010, 2011 and 2012.

Principles of Consolidation

The financial information in the consolidated financial statements includes that for the parent company, Deutsche Bank AG, together with its subsidiaries, including certain special purpose entities ("SPEs"), presented as a single economic unit.

Subsidiaries

The Group's subsidiaries are those entities which it controls. The Group controls entities when it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls an entity.

The Group sponsors the formation of SPEs and interacts with non-sponsored SPEs for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets; for asset securitization transactions; and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (1) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE's operations, (2) the Group has decision-making powers to obtain the majority of the benefits, (3) the Group obtains the majority of the benefits of the activities of the SPE, or (4) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities.

The consolidation assessment considers the exposures that both the Group and third parties have in relation to the SPE via derivatives, debt and equity instruments and other instruments. The Group consolidates an SPE if an assessment of the relevant factors indicates that it controls the SPE.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The Group reassesses consolidation status at least at every quarterly reporting date. Therefore, any changes in structure are considered when they occur. This includes changes to any contractual arrangements the Group has, including those newly executed with the entity, and is not only limited to changes in ownership.

The Group reassesses its treatment of SPEs for consolidation when there is an overall change in the SPE's arrangements or when there has been a substantive change in the relationship between the Group and an SPE. The circumstances that would indicate that a reassessment for consolidation is necessary include, but are not limited to, the following:

- substantive changes in ownership of the SPE, such as the purchase of more than an insignificant additional interest or disposal of more than an insignificant interest in the SPE;
- changes in contractual or governance arrangements of the SPE;
- additional activities undertaken in the structure, such as providing a liquidity facility beyond the terms established originally or entering into a transaction with an SPE that was not contemplated originally;
- changes in the financing structure of the entity.

In addition, when the Group concludes that the SPE might require additional support to continue in business, and such support was not contemplated originally, and, if required, the Group would provide such support for reputational or other reasons, the Group reassesses the need to consolidate the SPE.

The reassessment of control over the existing SPEs does not automatically lead to consolidation or deconsolidation. In making such a reassessment, the Group may need to change its assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information, including current market parameters and expectations (such as loss expectations on assets), which would incorporate any market changes since inception of the SPE, is used in the reassessment of consolidation conclusions.

All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary's stock to third parties are treated as noncontrolling interests.

At the date that control of a subsidiary is lost, the Group a) derecognizes the assets (including attributable goodwill) and liabilities of the subsidiary at their carrying amounts, b) derecognizes the carrying amount of any noncontrolling interests in the former subsidiary (including any components in accumulated other comprehensive income attributable to the subsidiary), c) recognizes the fair value of the consideration received and any distribution of the shares of the subsidiary, d) recognizes any investment retained in the former subsidiary at its fair value and e) recognizes any resulting difference of the above items as a gain or loss in the income statement. Any amounts recognized in prior periods in other comprehensive income in relation to that subsidiary would be reclassified to the consolidated statement of income at the date that control is lost.

Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group's consolidated balance sheet.

Business Combinations and Noncontrolling Interests

The Group uses the acquisition method to account for business combinations. At the date the Group obtains control of the subsidiary, the cost of an acquisition is measured at the fair value of the consideration given, including any cash or non cash consideration (equity instruments) transferred, any contingent consideration, any previously held equity interest in the acquiree and liabilities incurred or assumed. The excess of the aggregate of the cost of an acquisition and any noncontrolling interest in the acquiree over the Group's share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the aggregate of the acquisition cost and any noncontrolling interest is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other income. Acquisition-related costs are recognized as expenses in the period in which they are incurred.

The accounting at the acquisition date may be based on provisional amounts. Adjustments to the provisional amounts are made by the Group if new information about facts and circumstances that existed at the acquisition date is obtained within one year (referred to as the measurement period) which, if known, would have affected the amounts initially recognized. Where a measurement period adjustment is identified, the Group adjusts the fair values of identifiable assets and liabilities and goodwill in the measurement period as if the accounting for the business combination had been completed at the acquisition date. Comparative information for prior periods presented in financial statements is revised accordingly if the acquisition date relates to prior reporting periods. The effects of measurement period adjustments may also cause changes in depreciation and amortization recognized in prior periods.

In business combinations achieved in stages ("step acquisitions"), a previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts recognized in prior periods in other comprehensive income associated with the previously held investment would be reclassified to the consolidated statement of income at the date that control is obtained, as if the Group had disposed of the previously held equity interest.

Noncontrolling interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from the Group's shareholders' equity. The net income attributable to noncontrolling interests is separately disclosed on the face of the consolidated statement of income. Changes in the ownership interest in subsidiaries which do not result in a change of control are treated as transactions between equity holders and are reported in additional paid-in capital (APIC).

Associates and Jointly Controlled Entities

An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group's investment is less than 20 % of the voting stock.

A jointly controlled entity exists when the Group has a contractual arrangement with one or more parties to undertake activities through entities which are subject to joint control.

Investments in associates and jointly controlled entities are accounted for under the equity method of accounting. The Group's share of the results of associates and jointly controlled entities is adjusted to conform to the accounting policies of the Group and are reported in the consolidated statement of income as net income (loss) from equity method investments. The Group's share in the associate's profits and losses resulting from intercompany sales is eliminated on consolidation.

If the Group previously held an equity interest in an entity (for example, as available for sale) and subsequently gained significant influence, the previously held equity interest is remeasured to fair value and any gain or loss is recognized in the consolidated statement of income. Any amounts previously recognized in other comprehensive income associated with the equity interest would be reclassified to the consolidated statement of income at the date the Group gains significant influence, as if the Group had disposed of the previously held equity interest.

Under the equity method of accounting, the Group's investments in associates and jointly controlled entities are initially recorded at cost including any directly related transaction costs incurred in acquiring the associate, and subsequently increased (or decreased) to reflect both the Group's pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). As goodwill is not reported separately it is not specifically tested for impairment. Rather, the entire equity method investment is tested for impairment.

At each balance sheet date, the Group assesses whether there is any objective evidence that the investment in an associate or jointly controlled entity is impaired. If there is objective evidence of impairment, an impairment test is performed by comparing the investment's recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. An impairment loss recognized in prior periods is only reversed if there has been a change in the estimates used to determine the investment's recoverable amount since the last impairment loss was recognized. If this is the case the carrying amount of the investment is increased to its higher recoverable amount. That increase is a reversal of an impairment loss.

Equity method losses in excess of the Group's carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group's obligation to fund such losses.

At the date that the Group ceases to have significant influence over the associate or jointly controlled entity the Group recognizes a gain or loss on the disposal of the equity method investment equal to the difference between the sum of the fair value of any retained investment and the proceeds from disposing of the associate and the then carrying amount of the investment. Amounts recognized in prior periods in other comprehensive income in relation to the associate or jointly controlled entity would be reclassified to the consolidated statement of income.

Any retained investment is accounted for as a financial instrument as described in the section entitled "Financial Assets and Liabilities" as follows.

Non-Current Assets Held for Sale and Discontinued Operations

Individual non-current non-financial assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to the customary sales terms of such assets (and disposal groups) and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a sales plan and actively looking for a buyer. Furthermore, the assets (and disposal groups) must be actively marketed at a reasonable sales price in relation to their current fair value and the sale should be expected to be completed within one year. Non-current non-financial assets (and disposal groups) which meet the criteria for held for sale classification are measured at the lower of their carrying amount and fair value less costs to sell and are presented within "Other assets" and "Other liabilities" in the balance sheet. The comparatives are not re-presented when non-current assets (and disposal groups) are classified as held for sale. If the disposal group contains financial instruments, no adjustment to their carrying amounts is permitted.

Discontinued operations are presented separately in the income statement if an entity or a component of an entity has been disposed of or is classified as held for sale and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (c) is a subsidiary acquired exclusively with a view to resale. Net income (loss) from discontinued operations includes the net total of net income (loss) before tax from discontinued operations and discontinued operations tax expense. Similarly the net cash flows attributable to the operating, investing and financing activities of discontinued operations have to be presented separately. The comparative income statement and cash flow information is re-presented for discontinued operations.

Foreign Currency Translation

The consolidated financial statements are prepared in euro, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.

An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.

Monetary assets and liabilities denominated in currencies other than the entity's functional currency are translated at the period end closing rate. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the consolidated statement of income as net gains (losses) on financial assets/liabilities at fair value through profit or loss in order to align the translation amounts with those recognized from foreign currency related transactions (derivatives) which hedge these monetary assets and liabilities.

Nonmonetary items that are measured at historical cost are translated using the historical exchange rate at the date of the transaction. Translation differences on nonmonetary items which are held at fair value through profit or loss are recognized in profit or loss. Translation differences on available for sale nonmonetary items (equity securities) are included in other comprehensive income. Once the available for sale nonmonetary item is sold, the related cumulative translation difference is transferred to the consolidated statement of income as part of the overall gain or loss on sale of the item.

For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate and items of income and expense are translated into euros at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in other comprehensive income. For foreign operations that are subsidiaries, the amount of exchange differences attributable to any noncontrolling interest is recognized in noncontrolling interests.

Upon disposal of a foreign subsidiary and associate (which results in loss of control or significant influence over that operation) the total cumulative exchange differences recognized in other comprehensive income are reclassified to profit or loss.

Upon partial disposal of a foreign operation that is a subsidiary and which does not result in loss of control, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to noncontrolling interests as this is deemed a transaction with equity holders. For a partial disposal of an associate which does not result in a loss of significant influence, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to profit or loss.

Interest, Fees and Commissions

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized and the stage of completion of the transaction can be reliably measured. This concept is applied to the key revenue generating activities of the Group as follows.

Net Interest Income – Interest from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs and all other premiums or discounts.

Once an impairment loss has been recognized on a loan or available for sale debt security financial asset, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized based on the rate of interest that was used to discount future cash flows for the purpose of measuring the impairment loss. For a loan this would be the original effective interest rate, but a new effective interest rate would be established each time an available for sale debt security is impaired as impairment is measured to fair value and would be based on a current market rate.

Commission and Fee Income – The recognition of fee revenue (including commissions) is determined by the purpose of the fees and the basis of accounting for any associated financial instruments. If there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.

Loan commitment fees related to commitments that are not accounted for at fair value through profit or loss are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan's effective interest rate.

Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

Expenses that are directly related and incremental to the generation of fee income are presented net in Commissions and Fee Income.

Arrangements involving multiple services or products – If the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be allocated to the different components of the arrangement for revenue recognition purposes. Structured trades executed by the Group are the principal example of such arrangements and are assessed on a transaction by transaction basis. The assessment considers the value of items or services delivered to ensure that the Group's continuing involvement in other aspects of the arrangement are not essential to the items delivered. It also assesses the value of items not yet delivered and, if there is a right of return on delivered items, the probability of future delivery of remaining items or services. If it is determined that it is appropriate to look at the arrangements as separate components, the amounts received are allocated based on the relative value of each component.

If there is no objective and reliable evidence of the value of the delivered item or an individual item is required to be recognized at fair value then the residual method is used. The residual method calculates the amount to be recognized for the delivered component as being the amount remaining after allocating an appropriate amount of revenue to all other components.

Financial Assets and Liabilities

The Group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale ("AFS") and other financial liabilities. The Group does not classify any financial instruments under the held-to-maturity category. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated balance sheet.

Financial instruments classified at fair value through profit or loss and financial assets classified as AFS are recognized on trade date, which is the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability. All other financial instruments are recognized on a settlement date basis.

Financial Assets and Liabilities at Fair Value through Profit or Loss

The Group classifies certain financial assets and financial liabilities as either held for trading or designated at fair value through profit or loss. They are carried at fair value and presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Interest on interest earning assets such as trading loans and debt securities and dividends on equity instruments are presented in interest and similar income for financial instruments at fair value through profit or loss.

Trading Assets and Liabilities – Financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Trading assets include debt and equity securities, derivatives held for trading purposes, commodities and trading loans. Trading liabilities consist primarily of derivative liabilities and short positions. Also included in this category are physical commodities held by the Group's commodity trading business, at fair value less costs to sell.

Financial Instruments Designated at Fair Value through Profit or Loss – Certain financial assets and liabilities that do not meet the definition of trading assets and liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained. Financial assets and liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase and reverse repurchase agreements, certain loans and loan commitments, debt and equity securities and structured note liabilities.

Loan Commitments

Certain loan commitments are designated at fair value through profit or loss under the fair value option. As indicated under the discussion of "Derivatives and Hedge Accounting", some loan commitments are classified as financial liabilities at fair value through profit or loss. All other loan commitments remain off-balance sheet. Therefore, the Group does not recognize and measure changes in fair value of these off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the discussion "Impairment of loans and provision for off-balance sheet positions", these off-balance sheet loan commitments are assessed for impairment individually and where appropriate, collectively.

Loans

Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets AFS. An active market exists when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm's length basis.

Loans not acquired in a business combination or in an asset purchase are initially recognized at their transaction price, which is the cash amount advanced to the borrower. In addition, the net of direct and incremental transaction costs and fees are included in the initial carrying amount of loans. These loans are subsequently measured at amortized cost using the effective interest method less impairment.

Loans which have been acquired as either part of a business combination or as an asset purchase are initially recognized at fair value at the acquisition date. This includes loans for which an impairment loss had been established by the acquiree before their initial recognition by the Group. The fair value at the acquisition date incorporates expected cash flows which consider the credit quality of these loans including any incurred losses and becomes the new amortized cost basis. Interest income is recognized using the effective interest method. Subsequent to the acquisition date the Group assesses whether there is objective evidence of impairment in line with the policies described in the section entitled "Impairment of Loans and Provisions for Off Balance Sheet Positions". If the loans are determined to be impaired then a loan loss allowance is recognized with a corresponding charge to the provision for credit losses line in the consolidated statement of income. Releases of such loan loss allowances established after their initial recognition are included in our provision for credit losses line. Subsequent improvements in the credit quality of such loans for which no loss allowance had been recorded are recognized immediately through an adjustment to the current carrying value and a corresponding gain is recognized in interest income.

Financial Assets Classified as Available for Sale

Financial assets that are not classified as at fair value through profit or loss or as loans are classified as AFS. A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. The amortization of premiums and accretion of discount are recorded in net interest income. Financial assets classified as AFS are carried at fair value with the changes in fair value reported in other comprehensive income, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other income. For monetary financial assets classified as AFS (debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the consolidated statement of income and other changes in carrying amount are recognized in other comprehensive income as indicated above. For financial assets classified as AFS that are nonmonetary items (equity instruments), the gain or loss that is recognized in other comprehensive income includes any related foreign exchange component.

Financial assets classified as AFS are assessed for impairment as discussed in the section entitled "Impairment of financial assets classified as Available for Sale". Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Unrealized gains and losses recorded in other comprehensive income are transferred to the consolidated statement of income on disposal of an available for sale asset and reported in net gains (losses) on financial assets available for sale.

Financial Liabilities

Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the consolidated statement of income. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

Reclassification of Financial Assets

The Group may reclassify certain financial assets out of the financial assets at fair value through profit or loss classification (trading assets) and the AFS classification into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no single specific period that defines foreseeable future. Rather, it is a matter requiring management judgment. In exercising this judgment, the Group established the following minimum requirements for what constitutes foreseeable future. At the time of reclassification,

- there must be no intent to dispose of the asset through sale or securitization within one year and no internal or external requirement that would restrict the Group's ability to hold or require sale; and
- the business plan going forward should not be to profit from short-term movements in price.

Financial assets proposed for reclassification which meet these criteria are considered based on the facts and circumstances of each financial asset under consideration. A positive management assertion is required after taking into account the ability and plausibility to execute the strategy to hold.

In addition to the above criteria the Group also requires that persuasive evidence exists to assert that the expected repayment of the asset exceeds the estimated fair value and the returns on the asset will be optimized by holding it for the foreseeable future.

Financial assets are reclassified at their fair value at the reclassification date. Any gain or loss already recognized in the consolidated statement of income is not reversed. The fair value of the instrument at reclassification date becomes the new amortized cost of the instrument. The expected cash flows on the financial instruments are estimated at the reclassification date and these estimates are used to calculate a new effective interest rate for the instruments. If there is a subsequent increase in expected future cash flows on reclassified assets as a result of increased recoverability, the effect of that increase is recognized as an adjustment to the effective interest rate from the date of the change in estimate rather than as an adjustment to the carrying amount of the asset at the date of the change in estimate. If there is a subsequent decrease in expected future cash flows the asset would be assessed for impairment as discussed in the section entitled "Impairment of Loans and Provision for Off-Balance Sheet Positions". Any change in the timing of the cash flows of reclassified assets which are not deemed impaired are recorded as an adjustment to the carrying amount of the asset.

For instruments reclassified from AFS to loans, any unrealized gain or loss recognized in other comprehensive income is subsequently amortized into interest income using the effective interest rate of the instrument. If the instrument is subsequently impaired, any unrealized loss which is held in accumulated other comprehensive income for that instrument at that date is immediately recognized in the consolidated statement of income as a loan loss provision.

To the extent that assets categorized as loans are repaid, restructured or eventually sold and the amount received is less than the carrying value at that time, then a loss would be recognized in the consolidated statement of income as a component of the provision for credit losses, if the loan is impaired, or otherwise in other income, if the loan is not impaired.

Determination of Fair Value

Fair value is defined as the price at which an asset or liability could be exchanged in an arm's length transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument's complexity. Refer to Note 02 "Critical Accounting Estimates" section "Fair Value Estimates – Methods of Determining Fair Value" for further discussion of the accounting estimates and judgments required in the determination of fair value.

Recognition of Trade Date Profit

If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profile of the instrument as the market develops or as the instrument itself progresses to maturity. Any remaining trade date deferred profit is recognized in the consolidated statement of income when the transaction becomes observable or the Group enters into off-setting transactions that substantially eliminate the instrument's risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the loss amount can be made. Refer to Note 02 "Critical Accounting Estimates" section "Fair Value Estimates – Methods of Determining Fair Value" for further discussion of the estimates and judgments required in assessing observability of inputs and risk mitigation.

Derivatives and Hedge Accounting

Derivatives are used to manage exposures to interest rate, foreign currency, credit and other market price risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the consolidated balance sheet regardless of whether they are held for trading or nontrading purposes.

The changes in fair value on derivatives held for trading are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

The Group makes commitments to originate loans it intends to sell. Such positions are classified as financial assets/liabilities at fair value through profit or loss and related gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are classified as derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and carried at fair value, with changes in fair value recorded in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Embedded Derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host contract. If the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value, with gains and losses recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host contract will continue to be accounted for in accordance with the appropriate accounting standard. The carrying amount of an embedded derivative is reported in the same consolidated balance sheet line item as the host contract. Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option.

Hedge Accounting

For accounting purposes there are three possible types of hedges: (1) hedges of changes in the fair value of assets, liabilities or unrecognized firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from highly probable forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations into the presentation currency of the parent (hedges of net investments in foreign operations).

When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking the hedging transactions and the nature of the risk being hedged. This documentation includes a description of how the Group will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always assessed, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that a derivative is subsequently de-designated from a hedging relationship, it is transferred to financial assets/liabilities at fair value through profit or loss.

For hedges of changes in fair value, the changes in the fair value of the hedged asset, liability or unrecognized firm commitment, or a portion thereof, attributable to the risk being hedged, are recognized in the consolidated statement of income along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the hedge accounting fair value adjustments are reported in other income. When hedging the foreign exchange risk of an AFS security, the fair value adjustments related to the security's foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk(s) being hedged.

If a fair value hedge of a debt instrument is discontinued prior to the instrument's maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a fair value hedged asset or liability is sold or otherwise derecognized, any basis adjustments are included in the calculation of the gain or loss on derecognition.

For hedges of variability in future cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into the consolidated statement of income in the same periods during which the forecast transaction affects the consolidated statement of income. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction.

Hedge ineffectiveness is recorded in other income and is measured as changes in the excess (if any) in the absolute cumulative change in fair value of the actual hedging derivative over the absolute cumulative change in the fair value of the hypothetically perfect hedge.

When hedges of variability in cash flows attributable to interest rate risk are discontinued, amounts remaining in accumulated other comprehensive income are amortized to interest income or expense over the remaining life of the original hedge relationship, unless the hedged transaction is no longer expected to occur in which case the amount will be reclassified into other income immediately. When hedges of variability in cash flows attributable to other risks are discontinued, the related amounts in accumulated other comprehensive income are reclassified into either the same consolidated statement of income caption and period as profit or loss from the forecast transaction, or into other income when the forecast transaction is no longer expected to occur.

For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedges of net investments in foreign operations) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rates is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; the remainder is recorded as other income in the consolidated statement of income.

Changes in fair value of the hedging instrument relating to the effective portion of the hedge are subsequently recognized in profit or loss on disposal of the foreign operations.

Impairment of Financial Assets

At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if:

- there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ("a loss event");
- the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets and
- a reliable estimate of the loss amount can be made.

Impairment of Loans and Provision for Off-Balance Sheet Positions

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan's original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the consolidated statement of income as a component of the provision for credit losses.

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogeneous loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan's original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the consolidated statement of income as a component of the provision for credit losses.

When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is charged off (the loan and the related allowance are removed from the balance sheet). Individually significant loans where specific loan loss provisions are in place are evaluated at least quarterly on a case-by-case basis. For this category of loans, the number of days past due is an indicator for a charge-off but is not a determining factor. A charge-off will only take place after considering all relevant information, such as the occurrence of a significant change in the borrower's financial position such that the borrower can no longer pay the obligation, or the proceeds from the collateral are insufficient to completely satisfy the current carrying amount of the loan.

For collectively assessed loans, which are primarily mortgages and consumer finance loans, the timing of a charge-off depends on whether there is any underlying collateral and the Group's estimate of the amount collectible. For mortgage loans, the portion of the loan which is uncollateralized is charged off when the mortgage becomes 840 days past due, at the latest. For consumer finance loans, any portion of the balance which the Bank does not expect to collect is written off at 180 days past due for credit card receivables, and 270 days past due for other consumer finance loans.

Subsequent recoveries, if any, result in a reduction in the allowance account and are recorded in the consolidated statement of income as a component of the provision for credit losses.

The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the consolidated balance sheet within provisions and charged to the consolidated statement of income as a component of the provision for credit losses.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease is due to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

Impairment of Financial Assets Classified as Available for Sale

For financial assets classified as AFS, management assesses at each balance sheet date whether there is objective evidence that an individual asset is impaired.

In the case of equity investments classified as AFS, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans.

If there is evidence of impairment, any amounts previously recognized in other comprehensive income are recognized in the consolidated statement of income for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the consolidated statement of income.

When an AFS debt security is impaired, any subsequent decreases in fair value are recognized in the consolidated statement of income as it is considered further impairment. Any subsequent increases are also recognized in the consolidated statement of income until the asset is no longer considered impaired. When the fair value of the AFS debt security recovers to at least amortized cost it is no longer considered impaired and subsequent changes in fair value are reported in other comprehensive income.

Reversals of impairment losses on equity investments classified as AFS are not reversed through the consolidated statement of income; increases in their fair value after impairment are recognized in other comprehensive income.

Derecognition of Financial Assets and Liabilities

Financial Asset Derecognition

A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.

The Group enters into transactions in which it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party in which the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.

In transactions in which substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset is not retained, i.e., if the transferee has the practical ability to sell the transferred asset. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, such part must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically-identified cash flow.

If an existing financial asset is replaced by another asset from the same counterparty on substantially different terms, or if the terms of the financial asset are substantially modified, the existing financial asset is derecognized and a new asset is recognized. Any difference between the respective carrying amounts is recognized in the consolidated statement of income.

Securitization

The Group securitizes various consumer and commercial financial assets, which is achieved via the transfer of these assets to an SPE, which issues securities to investors to finance the acquisition of the assets. Financial assets awaiting securitization are classified and measured as appropriate under the policies in the "Financial Assets and Liabilities" section. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Synthetic securitization structures typically involve derivative financial instruments for which the policies in the "Derivatives and Hedge Accounting" section would apply. Those transfers that do not qualify for derecognition may be reported as secured financing or result in the recognition of continuing involvement liabilities. The investors and the securitization vehicles generally have no recourse to the Group's other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as "retained interests"). Provided the Group's retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, the fair value of retained tranches or the financial assets is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available. Where observable transactions in similar securities and other external pricing sources are not available, management judgment as described in the section entitled "Fair Value Estimates" must be used to determine fair value. The Group may also periodically hold interests in securitized financial assets and record them at amortized cost.

In situations where the Group has a present obligation (either legal or constructive) to provide financial support to an unconsolidated securitization SPE a provision will be created if the obligation can be reliably measured and it is probable that there will be an outflow of economic resources required to settle it.

When an asset is derecognized a gain or loss equal to the difference between the consideration received and the carrying amount of the transferred asset is recorded. When a part of an asset is derecognised, gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer.

Derecognition of Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Repurchase and Reverse Repurchase Agreements

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are recognized initially at fair value, being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished. Securities delivered under repurchase agreements which are not derecognized from the balance sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the consolidated balance sheet.

The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.

The Group offsets reverse repurchase agreements and repurchase agreements with the same counterparty, maturity, currency and central securities depository ("CSD") and where there is a legally enforceable right to set off.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.

Securities Borrowed and Securities Loaned

Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.

The amount of cash advanced or received is recorded as securities borrowed and securities loaned, respectively.

The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the consolidated statement of income in net gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the consolidated balance sheet.

Fees received or paid are reported in interest income and interest expense, respectively. Securities lent to counterparties which are not derecognized from the consolidated balance sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the consolidated balance sheet.

Offsetting Financial Instruments

Financial assets and liabilities are offset, with the net amount presented in the consolidated balance sheet, only if the Group holds a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross. When financial assets and financial liabilities are offset in the consolidated balance sheet, the associated income and expense items will also be offset in the consolidated statement of income, unless specifically prohibited by an applicable accounting standard.

Property and Equipment

Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment (including initial improvements to purchased buildings). Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 10 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses. Gains and losses on disposals are included in other income.

Property and equipment are tested for impairment at each quarterly reporting date and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell and value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.

Properties leased under a finance lease are capitalized as assets in property and equipment and depreciated over the terms of the leases.

Investment Property

The Group generally uses the cost model for valuation of investment property, and the carrying value is included on the consolidated balance sheet in other assets. When the Group issues liabilities that are backed by investment property, which pay a return linked directly to the fair value of, or returns from, specified investment property assets, it has elected to apply the fair value model to those specific investment property assets. The Group engages, as appropriate, external real estate experts to determine the fair value of the investment property by using recognized valuation techniques.

Goodwill and Other Intangible Assets

Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interest in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows. Any noncontrolling interest in the acquiree is measured either at fair value or at the noncontrolling interest's proportionate share of the acquiree's identifiable net assets (this is determined for each business combination).

Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash-generating units ("CGUs"), which are the smallest identifiable groups of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets and that are expected to benefit from the synergies of the combination and considering the business level at which goodwill is monitored for internal management purposes. In identifying whether cash inflows from an asset (or a group of assets) are largely independent of the cash inflows from other assets (or groups of assets) various factors are considered, including how management monitors the entity's operations or makes decisions about continuing or disposing of the entity's assets and operations.

If goodwill has been allocated to a CGU and an operation within that unit is disposed of, the attributable goodwill is included in the carrying amount of the operation when determining the gain or loss on its disposal.

Certain non-integrated investments are not allocated to a CGU. Impairment testing is performed individually for each of these assets.

Goodwill on the acquisition of associates and jointly controlled entities is not disclosed separately, but instead included in the cost of the investments. The entire carrying amount of the equity method investment is reviewed for impairment quarterly, or more frequently if there is an indication that impairment may have occurred.

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 25 years on a straight-line basis based on their expected useful life. Mortgage servicing rights are carried at cost and amortized in proportion to, and over the estimated period of, net servicing revenue. These assets are tested for impairment and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life and hence are not amortized, but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.

Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Capitalized costs are amortized using the straight-line method over the asset's useful life which is deemed to be either three, five or ten years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software is ready for use, are expensed as incurred. Capitalized software costs are tested for impairment either annually if still under development or when there is an indication of impairment once the software is in use.

On acquisition of insurance businesses, the excess of the purchase price over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is accounted for as an intangible asset. This intangible asset represents the present value of future cash flows over the reported liability at the date of acquisition. This is known as value of business acquired ("VOBA").

The VOBA is amortized at a rate determined by considering the profile of the business acquired and the expected depletion in its value. The VOBA acquired is reviewed regularly for any impairment in value and any reductions are charged as an expense to the consolidated statement of income.

Financial Guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument.

The Group has chosen to apply the fair value option to certain written financial guarantees that are managed on a fair value basis. Financial guarantees that the Group has not designated at fair value are recognized initially in the financial statements at fair value on the date the guarantee is given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation as of the balance sheet date. These estimates are determined based on experience with similar transactions and history of past losses, and management's determination of the best estimate.

Any increase in the liability relating to guarantees is recorded in the consolidated statement of income in provision for credit losses.

Leasing Transactions

The Group enters into lease contracts, predominantly for premises, as a lessee. The terms and conditions of these contracts are assessed and the leases are classified as operating leases or finance leases according to their economic substance at inception of the lease.

Assets held under finance leases are initially recognized on the consolidated balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as an expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Sale-Leaseback Arrangements

If a sale-leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount of the asset is not immediately recognized as income by a seller-lessee but is deferred and amortized over the lease term.

If a sale-leaseback transaction results in an operating lease, the timing of the profit recognition is a function of the difference between the sales price and fair value. When it is clear that the sales price is at fair value, the profit (the difference between the sales price and carrying value) is recognized immediately. If the sales price is below fair value, any profit or loss is recognized immediately, except that if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sales price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

Employee Benefits

Pension Benefits

The Group provides a number of pension plans. In addition to defined contribution plans, there are retirement benefit plans accounted for as defined benefit plans. The assets of all the Group's defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.

All retirement benefit plans accounted for as defined benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases and interest and inflation rates. Actuarial gains and losses are recognized in shareholders' equity and presented in the consolidated statement of comprehensive income in the period in which they occur. The majority of the Group's benefit plans are funded.

Other Post-Employment Benefits

In addition, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to retirement benefit plans these plans are valued using the projected unit-credit method. Actuarial gains and losses are recognized in full in the period in which they occur in shareholders' equity and presented in the consolidated statement of comprehensive income.

Refer to Note 34 "Employee Benefits" for further information on the accounting for pension benefits and other post-employment benefits.

Termination benefits

Termination benefits arise when employment is terminated by the Group before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits as a liability and an expense if the Group is demonstrably committed to a detailed formal plan without realistic possibility of withdrawal. In the case of an offer made to encourage voluntary redundancy, termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value. The discount rate is determined by reference to market yields on high-quality corporate bonds.

Share-Based Compensation

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense.

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital ("APIC"). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date and recognized over the vesting period in which the related employee services are rendered. The related obligations are included in other liabilities until paid.

Obligations to Purchase Common Shares

Forward purchases of Deutsche Bank shares, and written put options where Deutsche Bank shares are the underlying, are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception the obligation is recorded at the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as an obligation to purchase common shares.

The liabilities are accounted for on an accrual basis, and interest costs, which consist of time value of money and dividends, on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished and the charge to equity is reclassified to common shares in treasury.

Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are, in fact, dilutive.

Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. They are transactions in the Group's equity. All other derivative contracts in which Deutsche Bank shares are the underlying are recorded as financial assets or liabilities at fair value through profit or loss.

Income Taxes

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions' tax laws. Current and deferred taxes are charged or credited to other comprehensive income if the tax relates to items that are charged or credited directly to other comprehensive income.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current tax assets and liabilities are offset when (1) they arise from the same tax reporting entity or tax group of reporting entities, (2) the legally enforceable right to offset exists and (3) they are intended to be settled net or realized simultaneously.

Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such investments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.

Deferred tax related to fair value re-measurement of AFS investments, cash flow hedges and other items, which are charged or credited directly to other comprehensive income, is also credited or charged directly to other comprehensive income and subsequently recognized in the consolidated statement of income once the underlying gain or loss to which the deferred tax relates is realized.

For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price. If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized directly in equity. If the amount deductible, or expected to be deductible, for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group's consolidated statement of income for the period.

The Group's insurance business in the United Kingdom (Abbey Life Assurance Company Limited) is subject to income tax on its policyholder's investment returns (policyholder tax). This tax is included in the Group's income tax expense/benefit even though it is economically the income tax expense/benefit of the policyholder, which reduces/increases the Group's liability to the policyholder.

Provisions

Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (for example, because the obligation is covered by an insurance policy), an asset is recognized if it is virtually certain that reimbursement will be received.

Consolidated Statement of Cash Flows

For purposes of the consolidated statement of cash flows, the Group's cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

The Group's assignment of cash flows to the operating, investing or financing category depends on the business model ("management approach"). For the Group the primary operating activity is to manage financial assets and financial liabilities. Therefore, the issuance and management of long-term borrowings is a core operating activity which is different than for a non-financial company, where borrowing is not a principal revenue producing activity and thus is part of the financing category.

The Group views the issuance of senior long-term debt as an operating activity. Senior long-term debt comprises structured notes and asset-backed securities, which are designed and executed by CB&S business lines and which are revenue generating activities. The other component is debt issued by Treasury, which is considered interchangeable with other funding sources; all of the funding costs are allocated to business activities to establish their profitability.

Cash flows related to subordinated long-term debt and trust preferred securities are viewed differently than those related to senior-long term debt because they are managed as an integral part of the Group's capital, primarily to meet regulatory capital requirements. As a result they are not interchangeable with other operating liabilities, but can only be interchanged with equity and thus are considered part of the financing category.

The amounts shown in the consolidated statement of cash flows do not precisely match the movements in the consolidated balance sheet from one period to the next as they exclude non-cash items such as movements due to foreign exchange translation and movements due to changes in the group of consolidated companies.

Movements in balances carried at fair value through profit or loss represent all changes affecting the carrying value. This includes the effects of market movements and cash inflows and outflows. The movements in balances carried at fair value are usually presented in operating cash flows.

Insurance

The Group's insurance business issues two types of contracts:

Insurance Contracts – These are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. As allowed by IFRS, the Group retained the accounting policies for insurance contracts which it applied prior to the adoption of IFRS (U.S. GAAP) as described further below.

Non-Participating Investment Contracts ("Investment Contracts") – These contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.

Financial assets held to back annuity contracts have been classified as AFS. Financial assets held for other insurance and investment contracts have been designated as fair value through profit or loss under the fair value option.

Insurance Contracts

Premiums for single premium business are recognized as income when received. This is the date from which the policy is effective. For regular premium contracts, receivables are recognized at the date when payments are due. Premiums are shown before deduction of commissions. When policies lapse due to non-receipt of premiums, all related premium income accrued but not received from the date they are deemed to have lapsed, net of related expense, is offset against premiums.

Claims are recorded as an expense when incurred, and reflect the cost of all claims arising during the year, including policyholder profit participations allocated in anticipation of a participation declaration.

The aggregate policy reserves for universal life insurance contracts are equal to the account balance, which represents premiums received and investment returns credited to the policy, less deductions for mortality costs and expense charges. For other unit-linked insurance contracts the policy reserve represents the fair value of the underlying assets.

For annuity contracts, the liability is calculated by estimating the future cash flows over the duration of the in force contracts discounted back to the valuation date allowing for the probability of occurrence. The assumptions are fixed at the date of acquisition with suitable provisions for adverse deviations ("PADs"). This calculated liability value is tested against a value calculated using best estimate assumptions and interest rates based on the yield on the amortized cost of the underlying assets. Should this test produce a higher value, the liability amount would be reset.

Aggregate policy reserves include liabilities for certain options attached to the Group's unit-linked pension products. These liabilities are calculated based on contractual obligations using actuarial assumptions.

Liability adequacy tests are performed for the insurance portfolios on the basis of estimated future claims, costs, premiums earned and proportionate investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expenses indicates that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.

The costs directly attributable to the acquisition of incremental insurance and investment business are deferred to the extent that they are expected to be recoverable out of future margins in revenues on these contracts. These costs will be amortized systematically over a period no longer than that in which they are expected to be recovered out of these future margins.

Investment Contracts

All of the Group's investment contracts are unit-linked. These contract liabilities are determined using current unit prices multiplied by the number of units attributed to the contract holders as of the balance sheet date.

As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the consolidated statement of income. Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.

The financial assets for investment contracts are recorded at fair value with changes in fair value, and offsetting changes in the fair value of the corresponding financial liabilities, recorded in profit or loss.

Reinsurance

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Assets and liabilities related to reinsurance are reported on a gross basis when material. Amounts ceded to reinsurers from reserves for insurance contracts are estimated in a manner consistent with the reinsured risk. Accordingly, revenues and expenses related to reinsurance agreements are recognized in a manner consistent with the underlying risk of the business reinsured.

All new material reinsurance arrangements are subject to local Board approval. Once transacted they are subject to regular credit risk review including an assessment of the full exposure and any lending and collateral provision. Impairment is determined in accordance with the Group's accounting policy "Impairment of Financial Assets".

02 – Critical Accounting Estimates

Certain of the accounting policies described in Note 01 "Significant Accounting Policies" require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and may have a material impact on the Group's financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following significant accounting policies that involve critical accounting estimates.

Fair Value Estimates

Fair value is defined as the price at which an asset or liability could be exchanged in an arm's length transaction between knowledgeable, willing parties, other than in a forced or liquidation sale.

In reaching estimates of fair value, management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control framework and the standard monthly reporting cycle. The Group's specialist model validation and valuation groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data are obtained from infrequent market transactions extrapolation and interpolation techniques must be applied. In addition, where no market data are available, parameter inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions with appropriate adjustments to reflect the terms of the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument, management has to establish what point within the range of estimates best represents fair value. Further, some valuation adjustments may require the exercise of management judgment to achieve fair value.

Methods of Determining Fair Value

A substantial percentage of the Group's financial assets and liabilities carried at fair value are based on, or derived from, observable prices or inputs. The availability of observable prices or inputs varies by product and market, and may change over time. For example, observable prices or inputs are usually available for: liquid securities; exchange traded derivatives; over-the-counter (OTC) derivatives transacted in liquid trading markets such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies; and equity swap and option contracts on listed securities or indices. If observable prices or inputs are available, they are utilized in the determination of fair value and, as such, fair value can be determined without significant judgment. This includes instruments for which the fair value is derived from a valuation model that is standard across the industry and the inputs are directly observable. This is the case for many generic swap and option contracts.

In other markets or for certain instruments, observable prices or inputs are not available, and fair value is determined using valuation techniques appropriate for the particular instrument. For example, instruments subject to valuation techniques include: trading loans and other loans or loan commitments designated at fair value through profit or loss, under the fair value option; new, complex and long-dated OTC derivatives; transactions in immature or limited markets; distressed debt securities and loans; private equity securities and retained interests in securitizations of financial assets. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include industry standard models based on discounted cash flow analysis, which are dependent upon estimated future cash flows and the discount rate used. For more complex products, the valuation models include more complex modeling techniques, parameters and assumptions, such as volatility, correlation, prepayment speeds, default rates and loss severity. Management judgment is required in the selection and application of the appropriate parameters, assumptions and modeling techniques. Because the objective of using a valuation technique is to establish the price at which market participants would currently transact, the valuation techniques incorporate all factors that the Group believes market participants would consider in setting a transaction price.

Valuation adjustments are an integral part of the fair value process that requires the exercise of judgment. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-offer spread valuation adjustments, liquidity, and credit risk (both counterparty credit risk in relation to financial assets and the Group's own credit risk in relation to financial liabilities which are at fair value through profit or loss).

Under IFRS, if there are significant unobservable inputs used in the valuation technique as of the trade date the financial instrument is recognized at the transaction price and any trade date profit is deferred. Management judgment is required in determining whether there exist significant unobservable inputs in the valuation technique. Once deferred the decision to subsequently recognize the trade date profit requires a careful assessment of the then current facts and circumstances supporting observability of parameters and/or risk mitigation.

The Group has established internal control procedures over the valuation process to provide assurance over the appropriateness of the fair values applied. If fair value is determined by valuation models, the assumptions and techniques within the models are independently validated by a specialist group. Price and parameter inputs, assumptions and valuation adjustments are subject to verification and review processes. If the price and parameter inputs are observable, they are verified against independent sources.

If prices and parameter inputs or assumptions are not observable, the appropriateness of fair value is subject to additional procedures to assess its reasonableness. Such procedures include performing revaluations using independently generated models, assessing the valuations against appropriate proxy instruments, performing sensitivity analysis and extrapolation techniques, and considering other benchmarks. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of the way the market operates by calibrating the results of the valuation models against market transactions. These procedures require the application of management judgment.

Other valuation controls include review and analysis of daily profit and loss, validation of valuation through close out profit and loss and Value-at-Risk back-testing.

Fair Value Estimates Used in Disclosures

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). This disclosure is provided in Note 15 "Financial Instruments carried at Fair Value". Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.

In addition to the fair value hierarchy disclosure in Note 15 "Financial Instruments carried at Fair Value", the Group provides a sensitivity analysis of the impact upon the level 3 financial instruments of using a reasonably possible alternative for the unobservable parameter. The determination of reasonably possible alternatives requires significant management judgment.

For financial instruments measured at amortized cost (which includes loans, deposits and short and long term debt issued) the Group discloses the fair value. This disclosure is provided in Note 16 "Fair Value of Financial Instruments not carried at Fair Value". Generally there is limited or no trading activity in these instruments and therefore the fair value determination requires significant management judgment.

Reclassification of Financial Assets

The Group classifies financial assets into the following categories: financial assets at fair value through profit or loss, financial assets AFS or loans. The appropriate classification of financial assets is determined at the time of initial recognition. In addition, under the amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets" which were approved by the IASB and endorsed by the EU in October 2008, it is permissible to reclassify certain financial assets out of financial assets at fair value through profit or loss (trading assets) and the AFS classifications into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no ability for subsequent reclassification back to the trading or AFS classifications. Refer to Note 14 "Amendments to IAS 39 and IFRS 7, 'Reclassification of Financial Assets'" for further information on the assets reclassified by the Group.

Significant management judgment and assumptions are required to identify assets eligible under the amendments for which expected repayment exceeds estimated fair value. Significant management judgment and assumptions are also required to estimate the fair value of the assets identified (as described in "Fair Value Estimates") at the date of reclassification, which becomes the amortized cost base under the loan classification. The task facing management in both these matters can be particularly challenging in the highly volatile and uncertain economic and financial market conditions such as those which existed in the third and fourth quarters of 2008. The change of intent to hold for the foreseeable future is another matter requiring significant management judgment. The change in intent is not simply determined because of an absence of attractive prices nor is foreseeable future defined as the period until the return of attractive prices. Refer to Note 01 "Significant Accounting Policies" section "Reclassification of Financial Assets" for the Group's minimum requirements for what constitutes foreseeable future.

Impairment of Loans and Provision for Off-Balance Sheet Positions

The accounting estimates and judgments related to the impairment of loans and provision for off-balance sheet positions is a critical accounting estimate for the Corporate Banking & Securities (CB&S) and Private & Business Clients (PBC) Corporate Divisions because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period and may significantly affect the Group's results of operations.

In assessing assets for impairment, management judgment is required, particularly in circumstances of economic and financial uncertainty, such as those of the recent financial crisis, when developments and changes to expected cash flows can occur both with greater rapidity and less predictability.

The determination of the impairment allowance required for loans which are deemed to be individually significant often requires the use of considerable management judgment concerning such matters as local economic conditions, the financial performance of the counterparty and the value of any collateral held, for which there may not be a readily accessible market. In certain situations, such as for certain leveraged loans, the Group may assess the enterprise value of the borrower to assess impairment. This requires use of considerable management judgment regarding timing of exit and the market value of the borrowing entity. The actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from the reported allowances.

The impairment allowance for portfolios of smaller-balance homogenous loans, such as those to individuals and small business customers of the private and retail business, and for those loans which are individually significant but for which no objective evidence of impairment exists, is determined on a collective basis. The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate numerous estimates and judgments. The Group performs a regular review of the models and underlying data and assumptions. The probability of defaults, loss recovery rates, and judgments concerning the ability of borrowers in foreign countries to transfer the foreign currency necessary to comply with debt repayments, among other things, are all taken into account during this review. For further discussion of the methodologies used to determine the Group's allowance for credit losses, see Note 01 "Significant Accounting Policies". The quantitative disclosures are provided in Note 19 "Loans" and Note 20 "Allowance for Credit Losses".

Impairment of Other Financial Assets

Equity method investments and financial assets classified as AFS are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these assets are impaired. If there is objective evidence of an impairment of an associate or jointly-controlled entity, an impairment test is performed by comparing the investment's recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. In the case of equity investments classified as AFS, objective evidence of impairment would include a significant or prolonged decline in fair value of the investment below cost. It could also include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans. If information becomes available after the Group makes its evaluation, the Group may be required to recognize impairment in the future. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Group considers this to be a critical accounting estimate. For additional information see Note 08 "Net Gains (Losses) on Financial Assets Available for Sale" and Note 18 "Equity Method Investments".

Impairment of Non-financial Assets

Non-financial assets are generally subject to impairment review at each quarterly reporting date. Goodwill and other intangible assets with an indefinite useful life are tested for impairment at least on an annual basis irrespective of whether indicators of impairment exist, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that these assets may be impaired. The Group records impairment losses on assets in this category when the Group believes that their carrying value may not be recoverable. At each reporting date the Group assesses whether there is an indication that a previously recognized impairment loss has reversed. If there is such an indication and the recoverable amount of the impaired asset subsequently increases, then the reversal of an impairment loss (excluding goodwill) is recognized immediately.

The determination of the recoverable amount in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers this estimate to be critical.

The quantitative disclosures are provided in Note 25 "Goodwill and Other Intangible Assets".

Deferred Tax Assets

In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability.

The Group believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because the underlying assumptions can change from period to period and requires significant management judgment. For example, tax law changes or variances in future projected operating performance could result in a change of the deferred tax asset. If the Group was not able to realize all or part of its net deferred tax assets in the future, an adjustment to its deferred tax assets would be charged to income tax expense or directly to equity in the period such determination was made. If the Group was to recognize previously unrecognized deferred tax assets in the future, an adjustment to its deferred tax asset would be credited to income tax expense or directly to equity in the period such determination was made.

For further information on the Group's deferred taxes (including quantitative disclosures on recognized deferred tax assets) see Note 35 "Income Taxes".

Legal and Regulatory Contingencies and Uncertain Tax Positions

The Group conducts its business in many different legal, regulatory and tax environments, and, accordingly, legal claims, regulatory proceedings or uncertain income tax positions may arise.

The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions. The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37, "Provisions, Contingent Liabilities and Contingent Assets" or IAS 12, "Income Taxes", respectively. Significant judgment is required in making these estimates and the Group's final liabilities may ultimately be materially different.

Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liability may ultimately be materially different. The Group's total liability in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group's litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See Note 29 "Provisions" for information on the Group's judicial, regulatory and arbitration proceedings.

03 – Recently Adopted and New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2012 in the preparation of these consolidated financial statements.

IFRS 7

In October 2010, the IASB issued amendments to IFRS 7, "Disclosures – Transfers of Financial Assets". The amendments comprise additional disclosures on transfer transactions of financial assets (for example, securitizations), including possible effects of any risks and rewards that may remain with the transferor of the assets. Additional disclosures are also required if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendments were effective for annual periods beginning on or after July 1, 2011. The adoption of the amendments in the 2012 year-end financial statements did not have a material impact on the Group's consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements were not effective as of December 31, 2012 and therefore have not been applied in preparing these financial statements.

IAS 1

In June 2011, the IASB issued amendments to IAS 1, "Presentation of Financial Statements" to require companies to group together items within other comprehensive income ("OCI") that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two separate statements. The amendments are effective for annual periods beginning on or after July 1, 2012. The standard has been endorsed by the EU. The adoption of the amendments is not expected to have a material impact on the presentation of other comprehensive income in the Group's consolidated financial statements.

IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28

In May 2011, the IASB issued IFRS 10, "Consolidated Financial Statements", IFRS 11, "Joint Arrangements", IFRS 12, "Disclosure of Interests in Other Entities", a revised version of IAS 27, "Separate Financial Statements", and a revised version of IAS 28, "Investment in Associates and Joint Ventures" which have been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. In June 2012, the IASB issued amendments to the transition guidance for IFRS 10-12 which provides relief from all but the prior year comparative periods which need to be restated. Additionally, for IFRS 12, no comparatives are required for disclosures relating to unconsolidated structured entities.

IFRS 10 replaces IAS 27, "Consolidated and Separate Financial Statements" and SIC-12, "Consolidation – Special Purpose Entities", and establishes a single control model that applies to all entities, including those that were previously considered special purpose entities under SIC-12. An investor controls an investee when it has power over the relevant activities, exposure to variable returns from the investee, and the ability to affect those returns through its power over the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes in facts and circumstances.

IFRS 11 supersedes IAS 31, "Interests in Joint Ventures" and SIC-13, "Jointly-controlled Entities – Non-monetary Contributions by Venturers". IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. IFRS 11 requires the use of the equity method of accounting for joint arrangements by eliminating the option to use the proportionate consolidation method, which is not applied by the Group.

IFRS 12 requires an entity to disclose the nature, associated risks, and financial effects of interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 requires more comprehensive disclosure in comparison to IAS 27 or SIC-12.

Each of the standards are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted as long as each of the other standards are also applied early. However, entities are permitted to include any of the disclosure requirements in IFRS 12 into their consolidated financial statements without early adoption of IFRS 12. According to the EU endorsement entities shall apply each of the standards , at the latest, for annual periods beginning on or after January 1, 2014. The Group will apply each of the standards in 2013. While approved by the IASB, the transition guidance for IFRS 10-12 has yet to be endorsed by the EU. The adoption of IFRS 10, IFRS 11 and IFRS 12 is not expected to have a material impact on the Group's consolidated financial statements.

IAS 19

In June 2011, the IASB issued amendments to IAS 19, "Employee Benefits" ("IAS 19 R") effective for annual periods beginning on or after January 1, 2013. IAS 19 R introduces the net interest approach which is based on the discount rate used to measure the defined benefit obligation multiplied by the net defined benefit asset/liability recognized on the balance sheet, both as determined at the start of the reporting period and adjusted for expected changes in the net defined benefit asset/liability due to contributions and benefit payments during the year. This measure of net interest cost replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The standard also requires immediate recognition of re-measurement effects associated with all post-employment benefits through other comprehensive income such as actuarial gains and losses and any deviations between the actual return on plan assets and the return implied by the net interest cost, which is already consistent with the Group's existing accounting policy. In addition, IAS 19 R requires immediate recognition of any past service cost and will enhance the disclosure requirements for defined benefit plans. The standard has been endorsed by the EU. As required, the Group will adopt the new standard retrospectively for annual periods beginning on or after January 1, 2013. The adoption of the amendments to IAS 19 R is not expected to have a material impact on the consolidated financial statements.

IFRS 13

In May 2011, the IASB issued IFRS 13, "Fair Value Measurement" which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The standard has been endorsed by the EU. The impact of IFRS 13 is not material to the Group.

Improvements to IFRS 2009-2011 Cycle

In May 2012, the IASB issued amendments to IFRS, which resulted from the IASB's annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2013. The amendments have been endorsed by the EU. The adoption of the amendments will not have a material impact on the Group's consolidated financial statements.

IAS 32 and IFRS 7

In December 2011, the IASB issued amendments to IAS 32, "Offsetting Financial Assets and Financial Liabilities" ("IAS 32 R") to clarify the requirements for offsetting financial instruments. IAS 32 R clarifies (a) the meaning of an entity's current legally enforceable right of set-off; and (b) when gross settlement systems may be considered equivalent to net settlement. The amendments are effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

In December 2011, the IASB also issued amendments to IFRS 7, "Disclosures – Offsetting Financial Assets and Financial Liabilities" ("IFRS 7 R") requiring extended disclosures to allow investors to better compare financial statements prepared in accordance with IFRS or U.S. GAAP. The amendments are effective for annual periods beginning on or after January 1, 2013 but also interim periods thereafter.

The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 9 (2009) and IFRS 9 (2010)

IFRS 9 (2009) – In November 2009, the IASB issued IFRS 9, "Financial Instruments", as a first step in its project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 (2009) introduces new requirements for how an entity should classify and measure financial assets that are in the scope of IAS 39. The standard requires all financial assets to be classified on the basis of the entity's business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset. A financial asset is measured at amortized cost if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and (b) the contractual cash flows under the instrument solely represent payments of principal and interest. Even if a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option, if doing so would significantly reduce or eliminate an accounting mismatch. If a financial asset does not meet the business model and contractual terms criteria to be measured at amortized cost, then it is subsequently measured at fair value. IFRS 9 (2009) also removes the requirement to separate embedded derivatives from financial asset hosts. It requires a hybrid contract with a financial asset host to be classified in its entirety at either amortized cost or fair value. IFRS 9 (2009) requires reclassifications when the entity's business model

changes, which is expected to be an infrequent occurrence; in this case, the entity is required to reclassify affected financial assets prospectively. There is specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. In addition to assessing the instrument itself against the IFRS 9 (2009) classification criteria, management should also 'look through' to the underlying pool of instruments that generate cash flows to assess their characteristics. To qualify for amortized cost, the investment must have equal or lower credit risk than the weighted-average credit risk in the underlying pool of instruments, and those instruments must meet certain criteria. If a 'look through' is impracticable, the tranche must be classified at fair value through profit or loss. Under IFRS 9 (2009), all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealized and realized fair value gains and losses on equity investments that are not held for trading. Such designation is available on initial recognition on an instrument-by-instrument basis and is irrevocable. There is no subsequent recycling of fair value gains and losses to profit or loss; however, dividends from such investments will continue to be recognized in profit or loss.

IFRS 9 (2010) – In October 2010, the IASB issued a revised version of IFRS 9, "Financial Instruments" ("IFRS 9 (2010)"). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 (2010) requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability's credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity.

Based on the amendments to IFRS 9 (2009), IFRS 9 (2010) and IFRS 7, "Mandatory Effective Date and Transition Guidance" issued by the IASB in December 2011, IFRS 9 (2009) and IFRS 9 (2010) are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. Once adopted, IFRS 9 should be applied to all financial instruments outstanding as of the effective date, as if the classification and measurement under IFRS 9 had always applied, but comparative periods do not need to be restated.

For annual periods beginning before January 1, 2015, an entity may elect to apply either IFRS 9 (2009) or IFRS 9 (2010). While approved by the IASB, both IFRS 9 (2009) and IFRS 9 (2010) have yet to be endorsed by the EU.

In November 2012, the IASB issued an Exposure Draft proposing limited modifications to IFRS 9 (2009) and IFRS 9 (2010). It is unclear at this time what modifications will actually be adopted or if this could impact the effective date and EU endorsement.

04 – Acquisitions and Dispositions

Business Combinations completed in 2012

In 2012, the Group did not undertake any acquisitions accounted for as business combinations.

Business Combinations completed in 2011

In 2011, the Group completed several acquisitions that were accounted for as business combinations. Of these transactions none were individually significant and they are therefore presented as an aggregate in the following table.

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.	
Cash consideration transferred	13
Fair value of call option held to acquire outstanding interests	10
Fair value of contingent consideration	3
Fair value of pre-existing stakes	12
Total purchase consideration, including fair value of the Group's equity interest held before the business combination	38
Recognized amounts of identifiable assets acquired and liabilities assumed:[1]	
Cash and cash equivalents	1
Interest-earning time deposits with banks	2
Financial assets at fair value through profit or loss	2
All other assets	21
Long-term debt	10
All other liabilities	2
Total identifiable net assets	14
Goodwill	25
Negative goodwill	1
Total identifiable net assets and goodwill acquired, less negative goodwill	38

[1] By major class of assets acquired and liabilities assumed.

Among these transactions was the step-acquisition of the outstanding interests in Deutsche UFG Capital Management ("DUCM"), one of Russia's largest independent asset management companies. The transaction closed on November 11, 2011, following the exercise of a purchase option on the remaining 60 % stake. DUCM was allocated to Asset & Wealth Management (AWM).

Since acquisition, the aggregated contribution in 2011 to the Group's net revenues and net profit or loss after tax related to these businesses amounted to € 2 million and less than € (1) million, respectively. Had these acquisitions all been effective on January 1, 2011, their impact on the Group's net revenues and net profit or loss after tax for 2011 would have amounted to € 4 million and less than € (1) million, respectively.

Business Combinations completed in 2010

Deutsche Postbank

Following the successful conclusion of the voluntary public takeover offer ("PTO") by Deutsche Bank to the shareholders of Deutsche Postbank AG ("Postbank"), the PTO settled on December 3, 2010 ("closing date"). Together with Postbank shares already held before the PTO, the Group gained control by holding 113.7 million Postbank shares, equal to 51.98 % of all voting rights in Postbank. Accordingly, the Group commenced consolidation of Postbank Group as of December 3, 2010. Taking into account certain financial instruments on Postbank shares held by the Group prior to the closing, as of December 3, 2010, the consolidation of Postbank was based on a total equity interest of 79.40 %.

The following paragraphs provide detailed disclosures on the Postbank acquisition, specifically: a description of Postbank's business activities and the expected impact from their integration on the Group; the takeover offer; the Deutsche Bank capital increase; the treatment of the Group's equity investment and other financial instruments on Postbank shares held at the closing date; a domination and profit and loss transfer agreement with Postbank; the purchase price allocation and other acquisition-related information.

Description of Postbank's business activities and the expected impact from their integration on the Group. Postbank Group is one of the major providers of banking and other financial services in Germany. Its business activities comprise retail banking, business with corporate customers, capital markets activities as well as home savings loans (via the BHW Group which is part of the Postbank Group). In its Transaction Banking division, Postbank offers back office services for other financial services providers. Its business focuses on Germany and is complemented by selected engagements, principally in Western Europe and North America.

The Group's previous Management Agenda Phase 4 provided for a focus on core businesses in the former Private Clients and Asset Management Group Division (PCAM) and home market leadership. In this context, the majority shareholding in Postbank further strengthened the PCAM Group Division, in particular the PBC Corporate Division, and enabled the Group to strengthen and expand its leading position in the German home market. The combination of Deutsche Bank and Postbank offered significant cost and revenue synergy potential and growth opportunities. Furthermore, the inclusion of Postbank businesses in the Group's consolidated results increased the level of retail banking earnings and strengthened and diversified the Group's refinancing basis due to the increased volumes in retail customer deposits.

Takeover Offer. The price per Postbank share offered in the PTO amounted to € 25.00. The acceptance period under the PTO commenced with the publication of the offer document on October 7, 2010 and ended with expiry of the additional acceptance period on November 24, 2010. The offer was accepted for 48.2 million Postbank shares, corresponding to 22.03 % of the Postbank share capital and voting rights. Therefore, the total cash consideration paid on December 3, 2010 for the Postbank shares acquired in the PTO amounted to € 1,205 million.

Deutsche Bank announced on November 30, 2010 that it had sold 0.5 million Postbank shares, and on December 3, 2010 that it had sold a further 3.9 million Postbank shares both to a third party for a consideration of € 23.96 and € 21.75 per Postbank share, respectively. The sale, which was intended to avoid a delayed completion of the PTO that would have resulted from U.S. merger control proceedings, led to an intermediate legal shareholding of less than 50 % in Postbank. Along with the sale, Deutsche Bank concluded forward purchase contracts corresponding to the aforementioned number of Postbank shares with this third party for a cash consideration of € 23.96 and € 21.75 per Postbank share, respectively, plus a transaction fee of approximately € 0.03 and € 0.015 per share, respectively. The forward purchase contracts settled on December 10, 2010, following satisfaction of U.S. antitrust review and bank regulatory approval requirements. As a result, the Group increased its shareholding in Postbank to 51.98 % (equal to 113.7 million Postbank shares), the ultimate level achieved through the PTO. Although the shares had been legally sold to a third party, the Group retained the risks and rewards of those shares. It was deemed to be virtually certain that U.S. antitrust approval would be obtained so that the potential voting rights from those shares were included in the consolidation analysis for financial reporting purposes. Accordingly, the date of acquisition of the Postbank Group was determined as December 3, 2010.

Capital Increase of Deutsche Bank. In close coordination with the PTO, Deutsche Bank also implemented a capital increase from authorized capital against cash contributions. The capital increase was completed on October 6, 2010. In total, 308.6 million new registered no-par value shares (common shares) were issued, resulting in gross proceeds of € 10.2 billion. The net proceeds of € 10.1 billion raised from the issuance (after expenses of about € 0.1 billion net of tax) were primarily intended to cover the capital consumption from the consolidation of the Postbank Group, and, in addition, to support the existing capital base.

Treatment of the Group's equity investment and other financial instruments on Postbank held at the closing date. Prior to obtaining control, the Group directly held 29.95 % of the shares and voting rights of Postbank, giving it the ability to significantly influence Postbank's financial and operating policies. Accordingly, this investment was accounted for using the equity method.

In addition, the Group had subscribed to a mandatory exchangeable bond ("MEB") issued by Deutsche Post. The MEB was acquired by Deutsche Bank in February 2009 as part of a wider acquisition agreement with Deutsche Post regarding Postbank shares. According to the acquisition agreement, the MEB was to be fully exchanged in 2012 for 60 million Postbank shares, or a 27.42 % stake. For accounting purposes, the MEB constituted an equity investment with risk and reward characteristics substantially similar to an ownership interest in the Postbank shares and therefore was included as part of the equity method investment. Upon recognition of the MEB, the equity method investment also contained an embedded derivative related to a profit sharing agreement with Deutsche Post on Deutsche Bank shares issued which were received as consideration by Deutsche Post. The embedded derivative was bifurcated as the risks and rewards from the profit sharing were not clearly and closely related to the host contract. The initial fair value of the embedded derivative was € 201 million which reduced the cost of the equity method investment in Postbank. Subsequent changes in the fair value of the options were reflected in profit or loss. The final value of the receivable arising from the embedded derivative, which was no longer remeasured since Deutsche Post sold all Deutsche Bank shares received as consideration for the initial acquisition of 50 million Postbank shares, amounted to € 677 million. The receivable was reported separately in other assets and, upon maturity of the MEB in February 2012, was offset with the corresponding collateral received (liability).

During the third quarter 2010, the carrying amount of the equity method investment had been adjusted for a charge of approximately € 2.3 billion recognized in the Group's income statement within the line item "Net income (loss) from equity method investments". Since the Group had a clearly documented intention to gain control over Postbank and to commence consolidation in the fourth quarter 2010, this had to be reflected in the determination of the value in use of the equity method investment. Therefore, the charge had been determined based on the carrying amount of the Group's equity method investment in Postbank as of September 30, 2010 and an assumed fair value of the Postbank shares equal to the price of € 25.00 offered by Deutsche Bank in the PTO. This charge was allocated to the former Corporate Investments Group Division (CI).

On December 3, 2010, the date when control over Postbank was obtained, the Group remeasured to fair value its existing equity method investment in Postbank in accordance with IFRS 3 R. The fair value of the equity method investment was determined on the basis of the offer price of € 25.00, totaling an acquisition-date fair value of € 3,139 million. Considering the net share of profits attributable to the existing Postbank investment in the fourth quarter 2010, the balance of the equity method investment had increased by approximately € 22 million. Accordingly, as of the closing date, the remeasurement resulted in a corresponding loss of € 22 million recognized in the Group's income statement of the fourth quarter 2010 within the line item "Net income (loss) from equity method investments". In accordance with IFRS 3 R, net losses recognized in other comprehensive income of € 6 million attributable to the Group's equity method investment in Postbank up to the closing date have been reclassified to the Group's income statement of the fourth quarter 2010. These effects were allocated to the former CI Group Division.

Along with the MEB, Deutsche Bank and Deutsche Post had also entered into put and call options for another 26.4 million Postbank shares held by Deutsche Post (12.07 % stake) which were exercisable between February 2012 and February 2013. The put and call options were reported as a derivative financial instrument measured at fair value through profit or loss.

Upon consolidation, the put and call option structure with Deutsche Post on Postbank shares was reclassified to an equity instrument due to the fact that it became a physically settled derivative on shares in a consolidated subsidiary settled for a fixed amount of cash. Therefore, its fair value of € 560 million (derivative liability) was reclassified into equity (additional paid-in capital). Correspondingly, for the respective shares under the put and call option structure, a liability was recognized at the present value of the expected purchase price, due to the requirement to purchase these shares under the put option agreement. The liability to purchase of € 1,286 million was recognized with a corresponding debit to equity (additional paid-in capital).

Direct Shareholding, MEB and Noncontrolling Interests held in Postbank as of the Acquisition Date

	Number of Postbank shares (in million)	Stake in %
Direct shareholding in Postbank before the PTO	65.5	29.95
Shares acquired in PTO	48.2	22.03
Total direct ownership	113.7	51.98
MEB	60.0	27.42
Total Group equity interest	173.7	79.40
Noncontrolling interests in Postbank	45.1	20.60
Total Postbank shares	218.8	100.00

With the subsequent conversion of the MEB on February 27, 2012, the Group further increased its direct interest in Postbank by 60 million shares or 27.42 ppt. Because the MEB had already been considered as an equity investment in the first place, its conversion did not result in any change in the Group's consolidated Postbank stake and therefore had no impact on the Group's total equity and profit or loss. With the exercise of Deutsche Post's put option on February 28, 2012, the Group's direct interest and consolidated stake in Postbank further increased by 26.4 million shares or 12.07 ppt. Upon exercise, the recognized liability to purchase Postbank shares was settled. The exercise of the option did not have a material impact on the Group's total equity.

Domination and profit and loss transfer agreement. Following the approval at the Annual General Meeting of Postbank on June 5, 2012 and entry into the commercial register on June 20, 2012, a domination and profit and loss transfer agreement ("domination agreement") according to Section 291 Aktiengesetz ("AktG"), the German Stock Corporation Act, between Postbank as dependent company and DB Finanz-Holding GmbH (a wholly-owned subsidiary of Deutsche Bank AG) as controlling company came into force in the second quarter 2012. The domination agreement was irrevocably validated through an order issued by the Higher Regional Court in Cologne on September 11, 2012. The profit and loss transfer had retroactive effect as of January 1, 2012.

According to the domination agreement, the minority shareholders of Postbank are entitled to receive either a cash settlement pursuant to section 305 AktG of € 25.18 per Postbank share tendered or a compensation payment pursuant to section 304 AktG for each full fiscal year of currently € 1.66 (after corporate income taxes, before individual income taxes on the level of the shareholder) per Postbank share. The initial two month settlement period to tender the shares is extended until the conclusion of pending award proceedings ("Spruchverfahren") to examine the adequacy of the compensation and settlement payments. The exact length and outcome of this court procedure cannot be predicted.

In concluding the domination agreement in the second quarter 2012, Deutsche Bank had derecognized from the Group's total equity the noncontrolling interest in Postbank (€ 248 million) as the minority shareholders ceased to have access to the risks and rewards of ownership of the Postbank shares. Correspondingly, the Group had recorded a liability for the obligation to purchase shares under the cash settlement offer (initial amount of € 338 million), which also equalled the net present value of the future compensation payments payable to the minority shareholders of Postbank. The liability had been recognized through derecognition of noncontrolling interests and a balancing entry in shareholders' equity (additional paid-in capital). Accordingly, the Group commenced to fully attribute Postbank's results to Deutsche Bank shareholders.

Through December 31, 2012, a total of 481,595 Postbank shares (equal to approximately 0.22 % of total Postbank shares outstanding) were tendered by minority shareholders to Deutsche Bank, thereby increasing the Group's shareholding in Postbank to approximately 94.1 %. In connection with this stake increase, the Group recorded an adjustment to the initial amount of the obligation to purchase Postbank shares, reducing the liability by approximately € 12 million to € 326 million. Starting from the date of entry into the commercial register and in revaluing the liability, as of the reporting date the Group also accrued approximately € 11 million for the expected compensation payments as part of interest expense.

Purchase Price Allocation and Other Acquisition-related Information. Due to closing of the acquisition shortly before year-end 2010 and given its complexity, the initial acquisition accounting for Postbank had not been finalized at December 31, 2010. In completing the acquisition accounting in the fourth quarter 2011, the "Purchase Price Allocation and Other Acquisition-related Information" as of the closing date, which were previously disclosed for Postbank, had been updated to reflect adjustments existing at the acquisition date and identified during the measurement period under IFRS 3 R.

The following table summarizes the final acquisition-date status of the consideration transferred and the fair value of the Postbank equity method investment held before the business combination. In considering certain adjustments made during the measurement period, it also details, as of December 3, 2010, the final fair value amounts of assets acquired and liabilities assumed for the Postbank Group, a noncontrolling interest and goodwill acquired in the business combination. The measurement period adjustments reflected refinements of the initial fair value of certain assets acquired and liabilities assumed. They are based on facts and circumstances existing as of the acquisition date and did not result from intervening events subsequent to the acquisition date. The adjustments were mainly a result of updated information concerning expected cash flows and parameters used for the valuation of the acquired loan portfolio as well as for long-term debt assumed, refined parameters applied in the intangible asset valuation and the finalization of the fair valuation of the derivatives portfolio, with the latter resulting in a nearly proportional increase of financial assets and liabilities at fair value through profit or loss.

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.	Provisional Amounts[1]	Measurement Period Adjustments	Final Amounts
Consideration transferred			
Cash consideration transferred for PTO settlement	1,205	–	1,205
Deduction for settlement of pre-existing relationship	176	(73)	103
Net consideration transferred	1,029	73	1,102
Fair value of the Group's equity interests in Postbank held before the business combination			
Equity method investment (excluding embedded derivative)[2]	3,139	–	3,139
Total purchase consideration	4,168	73	4,241
Recognized amounts of identifiable assets acquired and liabilities assumed[3]			
Cash and cash equivalents	8,752	–	8,752
Financial assets at fair value through profit or loss	36,961	850	37,811
Financial assets available for sale	33,716	16	33,732
Loans	129,300	577	129,877
Intangible assets	1,557	(200)	1,357
All other assets	27,840	(52)	27,788
Deposits	139,859	–	139,859
Financial liabilities at fair value through profit or loss	31,983	857	32,840
Long-term debt	38,577	754	39,331
All other liabilities	24,813	(363)	24,450
Total identifiable net assets	2,894	(57)	2,837
Noncontrolling interest in Postbank	599	(12)	587
Deduction for settlement of pre-existing relationship	176	(73)	103
Total identifiable net assets attributable to Deutsche Bank shareholders	2,119	28	2,147
Goodwill acquired by the Group	2,049	45	2,094
Total identifiable net assets and goodwill acquired attributable to Deutsche Bank shareholders	4,168	73	4,241

[1] Provisional amounts as previously reported in Note 04 "Acquisitions and Dispositions" of Deutsche Bank's 2010 report.
[2] Included a 29.95 % direct shareholding and the MEB which were both accounted for under the equity method.
[3] By major class of assets acquired and liabilities assumed.

In finalizing the purchase price allocation during the measurement period, the Group reduced the initial acquisition-date fair values of Postbank's net assets by € 57 million. The net decrease mainly related to measurement period adjustments made to the acquisition-date fair values of derivative financial instruments classified as financial assets and liabilities at fair value through profit or loss, certain liabilities classified as long-term debt, the acquired loan and securities portfolio and separately identified intangible assets. Accordingly, the initial amount of goodwill recognized at December 31, 2010 of € 2,049 million increased by € 45 million to

€ 2,094 million and the noncontrolling interest in Postbank was reduced by € 12 million. During 2011 and in connection with these adjustments, the Group recorded income before income taxes of € 6 million.

Major Classes of Receivables Acquired from Postbank on December 3, 2010 that the Group Classified as Loans as of the Acquisition Date

in € m.	
Contractually required cash flows including interest (undiscounted)	153,499
Less: Best estimate at the acquisition date of such contractual cash flows not expected to be collected	3,370
Cash flows expected to be collected[1]	150,129

[1] Represents undiscounted expected principal and interest cash flows upon acquisition.

The acquisition-date fair value corresponding to these acquired receivables as derived by the Group amounted to € 129.9 billion, comprising both loans and advances to customers and to banks. This amount also includes investment securities which the Group classified as loans with a fair value of € 22.5 billion.

As part of the final purchase price allocation, the Group recognized intangible assets of approximately € 1.4 billion included in the fair value of identifiable net assets acquired. These amounts represented both intangible assets included in the balance sheet of Postbank as well as those intangible assets which were ultimately identified in the purchase price allocation. The intangible assets mainly comprised customer relationships (€ 588 million), the Postbank trademark (€ 411 million) as well as software (€ 282 million).

Goodwill arising from the acquisition of Postbank was determined under the proportionate interest approach ("partial goodwill method") pursuant to IFRS 3 R. The goodwill largely reflects the value from revenue and cost synergies expected from the acquisition of Postbank. The goodwill, which had been fully assigned to PBC, is not deductible for tax purposes.

Included in all other liabilities of the opening balance sheet is the acquisition-date fair value of contingent liabilities recognized for certain obligations identified in the purchase price allocation. Their aggregated final amount totaled € 109 million, compared to the initial amount of € 110 million recorded at year-end 2010. The timing and actual amount of outflow are uncertain. It is expected that the majority of the liabilities will be settled over the next four years. During 2011 and in relation to a settlement, the respective obligation was reduced and therefore an amount of € 66 million of these contingent liabilities was reversed to the income statement. The Group continues to analyze the development of these obligations and the potential timing of outflows.

The noncontrolling interests of € 587 million presented in the table of fair value of assets acquired and liabilities assumed above were determined at their proportionate share of Postbank's identifiable net assets ("partial goodwill method") measured at fair value as of the closing date.

Before the business combination, Deutsche Bank and Postbank were parties to certain transactions considered as pre-existing relationships. Among these transactions were various financial instruments included in the course of the parties' regular interbank and hedging activities, certain bonds issued by the Group or by Postbank which were held by the other party and specific payment services provided to the Group by Postbank. All of these instruments were eliminated upon consolidation of Postbank. The aggregated acquisition-date fair value of the financial instruments totaled € 103 million, which was considered as a deduction in the determination of the consideration transferred and its allocation to Postbank's net assets acquired. The settlement of certain of these financial instruments issued by Deutsche Bank and held by Postbank resulted in an extinguishment loss of € 1 million, which was included in other income of the Group's consolidated income statement of the fourth quarter 2010.

In addition, the Group and Postbank were parties to a comprehensive, mutually beneficial cooperation agreement. The agreement was entered into in 2008 in context of the acquisition of a noncontrolling interest in Postbank and encompassed financing and investment products, business banking and commercial loans as well as customer-oriented services. The agreement also covered areas such as sourcing and IT-infrastructure.

Acquisition-related costs borne by the Group as the acquirer amounted to € 12 million which were recognized in general and administrative expenses in the Group's income statement for 2010.

For the year 2011, Postbank contributed net revenues and net income after tax (including amortization of fair value adjustments from the final purchase price allocation) of € 4.8 billion and € 798 million, respectively, to the Group's income statement. Refinements relating to the amortization of the initial fair value adjustments from the purchase price allocation resulted in income before income taxes of € 166 million recorded in 2011. Net revenues contributed in 2011 included impairment charges of € 465 million related to Greek government bonds, which resulted in a negative € 326 million impact on net income after tax.

Following consolidation commencing on December 3, 2010, for the year 2010 Postbank had contributed net revenues and net income after tax (including amortization of fair value adjustments from the purchase price allocation) of € 423 million and € 62 million, respectively, to the Group's income statement. Considering certain transaction and integration costs of € 48 million recorded on the Group level, the Postbank consolidation impact on PBC's income before income taxes attributable to Deutsche Bank shareholders in 2010 had amounted to € 30 million.

If consolidation had been effective as of January 1, 2010, Postbank's pro-forma contribution to the Group's net revenues and net income after tax in 2010 would have been € 3.8 billion and € 138 million, respectively. This pro-forma performance information was determined on the basis of Postbank's stand-alone results for the year 2010 and did not include any notional amortization of fair value adjustments from the purchase price allocation for the period January 1, 2010 through December 31, 2010, any consolidation adjustments or the revaluation charge which the Group had actually recorded in the third and fourth quarter of 2010 on its previous equity method investment in Postbank.

ABN AMRO

On April 1, 2010, Deutsche Bank had completed the acquisition of parts of ABN AMRO Bank N.V.'s ("ABN AMRO") commercial banking activities in the Netherlands for an initial consideration of € 700 million paid in cash in the second quarter 2010. The amount of the consideration was reduced in the fourth quarter 2010 by € 13 million to € 687 million, following preliminary adjustments made to the closing balance sheet of the acquired businesses. The closing of the acquisition followed the approval by the European Commission (EC) and other regulatory bodies. As of the closing date, Deutsche Bank obtained control over the acquired businesses and accordingly commenced consolidation in the second quarter 2010. The acquisition was a key element in Deutsche Bank's strategy of further expanding its classic banking businesses.

The acquisition included 100 % of the voting equity interests in the acquired businesses and encompassed the following activities:

— two corporate client units in Amsterdam and Eindhoven, serving large corporate clients,
— 13 commercial branches that serve small and medium-sized enterprises,
— Rotterdam-based bank Hollandsche Bank Unie N.V. ("HBU"), and
— IFN Finance B.V., the Dutch part of ABN AMRO's factoring unit IFN Group.

The two corporate client units, the 13 branches and HBU were included in a separate legal entity prior to the acquisition which was renamed as Deutsche Bank Nederland N.V. immediately after the acquisition. Both Deutsche Bank Nederland N.V. and IFN Finance B.V. have become direct subsidiaries of Deutsche Bank. The acquired businesses are using the Deutsche Bank brand name and are part of the Group's Global Transaction Banking Corporate Division (GTB).

At year-end 2010, the initial acquisition accounting for the business combination had not been finalized, in particular pending the finalization of fair value adjustments for certain parts of the opening balance sheet of the acquired businesses. The allocation of the consideration transferred to the acquisition-date fair value of net assets acquired had resulted in preliminary negative goodwill of € 216 million which was recognized in the

Group's income statement for 2010. The main reason that had led to the recognition of negative goodwill was the divestiture of parts of ABN AMRO's Dutch commercial banking business and factoring services as required by the EC, following the acquisition of ABN AMRO Holding N.V. by a consortium of The Royal Bank of Scotland, Fortis Bank and Banco Santander in October 2007. The gain recognized was tax-exempt.

Finalization of the initial acquisition accounting for the business combination in the first quarter 2011 resulted in a reduction of € 24 million in the acquisition-date fair value of net assets acquired. Accordingly, the preliminary negative goodwill of € 216 million was reduced to € 192 million. Pursuant to IFRS 3, the finalization of the purchase price allocation had to be applied retrospectively as of the acquisition date. Therefore, retained earnings as of December 31, 2010 were reduced by € 24 million.

The final summary computation of the consideration transferred and its allocation to net assets acquired as of the acquisition date is presented below.

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.

Consideration transferred	
Cash consideration transferred	700
Purchase price adjustment	(13)
Total purchase consideration	687
Recognized amounts of identifiable assets acquired and liabilities assumed[1]	
Cash and cash equivalents	113
Interest-earning time deposits with banks	71
Financial assets at fair value through profit or loss	779
Loans	9,802
Intangible assets	168
All other assets	810
Deposits	8,211
Financial liabilities at fair value through profit or loss	895
All other liabilities	1,758
Total identifiable net assets	879
Negative goodwill	192
Total identifiable net assets acquired, less negative goodwill	687

[1] By major class of assets acquired and liabilities assumed.

As part of the purchase price allocation, customer relationships of € 168 million were identified as amortizing intangible assets. Furthermore, under the terms and conditions of the acquisition, ABN AMRO is providing initial credit risk coverage for 75 % of ultimate credit losses of the acquired loan portfolio (excluding IFN Finance B.V.). The maximum credit risk coverage is capped at 10 % of the portfolio volume. As of the acquisition date, the fair value of the guarantee totaled € 544 million, subject to amortization over the expected average life-time of the underlying portfolio. In connection with measures initiated in the fourth quarter 2012 to turnaround the acquired commercial banking activities in the Netherlands, the Group settled the credit protection received from the seller.

Financial Assets Acquired from ABN AMRO on April 1, 2010 that the Group Classified as Loans as of the Acquisition Date

in € m.

Contractually required cash flows including interest (undiscounted)	11,503
Less: Best estimate at the acquisition date of such contractual cash flows not expected to be collected	245
Cash flows expected to be collected[1]	11,258

[1] Represents undiscounted expected principal and interest cash flows upon acquisition.

In respect of acquisition-related costs, € 15 million were recognized in general and administrative expenses in the Group's income statement for 2010, and € 8 million were incurred and recognized in 2009 and 2008.

For the year 2011, ABN AMRO accounted for net revenues and a net loss after tax of € 554 million and € 153 million, respectively, in the Group's income statement. This included the amortization of fair value adjustments from the purchase price allocation and an adjustment to the amortization of the upfront premium included in the purchase consideration representing credit protection to be provided by the seller. The latter adjustment was reflected in noninterest expenses and included charges of € 53 million related to the year 2010 (within segment reporting assigned to Consolidation & Adjustments (C&A)) and € 34 million related to the first half of 2011 (in segment reporting recorded in GTB). The respective amortization expense for the second half of 2011 amounted to € 88 million.

Since the acquisition and excluding the above gain recognized from negative goodwill, for the year 2010 the acquired businesses contributed net revenues and net income after tax of € 405 million and € 35 million, respectively, to the Group's income statement. If the acquisition had been effective as of January 1, 2010, the effect on the Group's net revenues and net income after tax in 2010 (excluding the above mentioned gain from negative goodwill) would have been € 501 million and € 77 million, respectively.

Sal. Oppenheim

On March 15, 2010, Deutsche Bank closed the acquisition of 100 % of the voting equity interests in Luxembourg-based Sal. Oppenheim jr. & Cie. S.C.A. ("Sal. Oppenheim S.C.A."), the holding company of the Sal. Oppenheim Group, for a total purchase price of € 1,261 million paid in cash. Of the purchase price, € 275 million was paid for BHF Asset Servicing GmbH ("BAS"), which, at the date of acquisition, had already been classified as asset held for sale and therefore was treated as a separate transaction distinct from the remaining Sal. Oppenheim Group. As all significant legal and regulatory approvals had been obtained by January 29, 2010, the date of acquisition was set at that date and, accordingly, the Group commenced consolidation of Sal. Oppenheim in the first quarter 2010. As of the reporting date, the acquisition-date fair value of the total consideration transferred for the Sal. Oppenheim Group and BAS amounted to € 1,261 million. According to the framework agreement reached in the fourth quarter 2009, the former shareholders of Sal. Oppenheim S.C.A. have the option of acquiring a long-term shareholding of up to 20 % in the German subsidiary Sal. Oppenheim jr. & Cie. AG & Co. KGaA. As of the reporting date, the acquisition-date fair value of the option is zero.

The acquisition enabled the Group to strengthen its asset and wealth management activities among high-net-worth private clients, family offices and trusts in Europe and especially in Germany. Sal. Oppenheim Group's independent wealth management activities are being expanded under the established brand name of the traditional private bank, while preserving its private bank character. Its integrated asset management concept for private and institutional clients is to be retained.

As a result of the acquisition, the Group obtained control over Sal. Oppenheim S.C.A., which subsequently became a wholly-owned subsidiary of Deutsche Bank. All Sal. Oppenheim Group operations, including all of its asset and wealth management activities, the investment bank, BHF-BANK Group ("BHF-BANK"), BAS and the private equity fund of funds business managed in the separate holding Sal. Oppenheim Private Equity Partners S.A. were transferred to Deutsche Bank. Upon the acquisition, all of the Sal. Oppenheim Group businesses were integrated into the Group's AWM Corporate Division, except that BHF-BANK and BAS initially became part of the former CI Group Division. During the second quarter 2010, BHF-BANK and BAS were also transferred to the Corporate Division AWM . For information on the subsequent business designation of BHF-BANK in 2011, please refer to Note 05 "Business Segments and Related Information".

The sale of BAS to Bank of New York Mellon was consummated in August 2010. Also, as part of the Sal. Oppenheim Group, the Group had acquired Services Généraux de Gestion S.A. and its subsidiaries, which were on-sold in the first quarter 2010. Over the course of 2010, Sal. Oppenheim Group discontinued most of its investment banking activities via sale or wind-down. The Equity Trading & Derivatives and Capital Markets Sales and Research units were acquired by Australia's Macquarie Group in the second quarter 2010. In December 2010, Deutsche Bank had announced exclusive negotiations with Liechtenstein's LGT Group concerning the contemplated sale of BHF-BANK. Accordingly, the Group had classified BHF-BANK as a disposal group held for sale as of December 31, 2010. For information on the further development in 2012, please also refer to the Note 26 "Non-Current Assets and Disposal Groups Held for Sale".

As of the reporting date, the acquisition-date fair value of the total consideration transferred for the Sal. Oppenheim Group and BAS was € 1,261 million. According to the framework agreement reached with the former shareholders of Sal. Oppenheim S.C.A., the purchase price might increase by up to € 476 million net payable in 2015, provided that certain risk positions (in particular legal and credit risk) do not materialize through 2015. As of the reporting date, the fair value estimate of the contingent consideration is zero.

The final fair value amounts recognized for the Sal. Oppenheim Group (excluding BAS) as of the acquisition date were as follows:

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.	
Consideration transferred	
Cash consideration transferred	986
Fair value of contingent consideration	–
Total purchase consideration	986
Recognized amounts of identifiable assets acquired and liabilities assumed[1]	
Cash and cash equivalents	2,638
Interest-earning time deposits with banks	3,298
Central bank funds sold and securities purchased under resale agreements	889
Financial assets at fair value through profit or loss	6,626
Financial assets available for sale	6,174
Loans	5,609
Intangible assets	162
Assets classified as held for sale	1,884
All other assets	2,677
Deposits	18,461
Central bank funds purchased and securities sold under repurchase agreements	796
Financial liabilities at fair value through profit or loss	5,443
Long-term debt	1,737
Liabilities classified as held for sale	1,836
All other liabilities	1,534
Total identifiable net assets	150
Noncontrolling interests in Sal. Oppenheim Group	8
Total identifiable net assets attributable to Deutsche Bank shareholders	142
Goodwill	844
Total identifiable net assets and goodwill acquired attributable to Deutsche Bank shareholders	986

[1] By major class of assets acquired and liabilities assumed.

The acquisition resulted in the recognition of goodwill of € 844 million which largely consisted of synergies expected by combining certain operations in the asset and wealth management areas as well as an increased market presence in these businesses in Germany, Luxembourg, Switzerland and Austria. The goodwill was not deductible for tax purposes. Intangible assets included in the identifiable net assets acquired mainly represented software, customer relationships and the Sal. Oppenheim trademark. As part of the acquisition accounting, Deutsche Bank recognized a contingent liability of € 251 million for a large population of items relating to certain businesses acquired from Sal. Oppenheim Group. The timing and actual amount of outflow are uncertain. It is expected that these obligations will be settled over the next three years. In 2012, the amount of the liability declined to € 174 million, mainly as a result of the reassessment of inherent obligations. The Group continues to analyze the risks and the potential timing of outflows.

Financial Assets Acquired from Sal. Oppenheim that the Group Classified as Loans as of the Acquisition Date

in € m.	
Contractually required cash flows including interest (undiscounted)	6,940
Less: Best estimate at the acquisition date of such contractual cash flows not expected to be collected	1,187
Cash flows expected to be collected[1]	5,753

[1] Represents undiscounted expected principal and interest cash flows upon acquisition.

Following the acquisition but on the date of closing, Deutsche Bank had made a capital injection of € 195 million into the new subsidiary Sal. Oppenheim S.C.A. This amount did not form part of the purchase consideration and accordingly was not included in the aforementioned goodwill calculation.

In respect of acquisition-related costs, € 2 million were recognized in general and administrative expenses in the Group's income statement for 2010. In addition, € 11 million were incurred and recognized in 2009.

Following the acquisition, for the year 2010 the Sal. Oppenheim Group (excluding BAS) contributed net revenues and a net loss after tax of € 568 million and € 308 million, respectively, to the Group's income statement. If the acquisition had been effective as of January 1, 2010, the contribution to the Group's net revenues and net income in 2010 would have been € 599 million and a loss of € 336 million, respectively.

Other Business Combinations completed in 2010

Other business combinations, not being individually material, which were finalized in 2010, included the step-acquisition of an additional 47.5 % interest in an existing associate domiciled in the Philippines. The acquisition resulted in a controlling ownership interest of 95 % and the consolidation of the investment in the first quarter 2010. The total consideration of € 6 million paid in cash was allocated to net assets acquired (including liabilities assumed) of € 10 million, resulting in negative goodwill of € 4 million which was recognized in other income in the Group's income statement of the first quarter 2010. The investment was integrated into CB&S.

Also in 2010, the Group acquired 100 % of the voting rights of a U.S. based investment advisor company for a total consideration of € 2 million which was fully allocated to goodwill. Consolidation of the company commenced in the fourth quarter 2010. The investment was integrated into CB&S.

The fair value amounts recognized for these business combinations as of the acquisition date were as follows.

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.	
Total purchase consideration, including fair value of the Group's equity interest held before the business combination	8
Recognized amounts of identifiable assets acquired and liabilities assumed:[1]	
Cash and cash equivalents	3
Financial assets available for sale	14
All other assets	1
Long-term debt	7
All other liabilities	1
Total identifiable net assets	10
Noncontrolling interests	–
Total identifiable net assets attributable to Deutsche Bank shareholders	10
Goodwill	2
Negative goodwill	4
Total identifiable net assets and goodwill acquired attributable to Deutsche Bank shareholders, less negative goodwill	8

[1] By major class of assets acquired and liabilities assumed.

Since the acquisition, these businesses had collectively contributed net revenues and net income after tax of € 2 million each to the Group's income statement for the year 2010. If the acquisitions had been effective as of January 1, 2010, the effect on the Group's net revenues and net income after tax in 2010 also would have been € 2 million each.

Acquisitions and Dispositions of Noncontrolling Interests while Retaining Control

During 2012 and 2011, the Group completed acquisitions and dispositions of noncontrolling interests related to its investments in subsidiaries where the Group is not the sole owner and which did not result in the loss of control over the respective subsidiaries. In accordance with IAS 27 R, they were accounted for as equity transactions between the Group and outside shareholders with no gain or loss recognized in the Group's income statement. The total consideration transferred in 2012 and 2011 on these transactions amounted to € 1,371 million and € 77 million, respectively. The carrying amounts of the related controlling and noncontrolling interests were adjusted to reflect the changes regarding the Group's interests in these subsidiaries. Any difference between the fair values of the consideration transferred or received and the amounts by which the noncontrolling interests were adjusted is recognized directly in shareholders' equity.

The following table summarizes the aggregated effect of changes in the Group's ownership interests recorded for these subsidiaries during 2011 and 2012. Ownership changes during this period mainly related to the consolidated interest in Postbank. Subsequent to the step-acquisition in December 2010, the Group had raised its direct shareholdings in Postbank through the conversion of the MEB and the exercise of the put and call options on Postbank shares in February 2012 as well as through additional shares purchased in the market. In concluding the domination agreement in the second quarter 2012, Deutsche Bank had derecognized from the Group's total equity the remaining noncontrolling interest of € 248 million in Postbank as the minority shareholders ceased to have access to the risks and rewards of ownership of the Postbank shares. Through December 31, 2012, a total of 481,595 Postbank shares (equal to approximately 0.22 % of total Postbank shares outstanding) were tendered by minority shareholders to Deutsche Bank under the domination agreement, thereby increasing the Group's direct shareholding to approximately 94.1 %.

in € m.	2012	2011
Deutsche Bank's ownership interests as of beginning of the period	4,448	6,363
Net increase in Deutsche Bank's ownership interests	753	56
Deutsche Bank's share of net income or loss	803	822
Deutsche Bank's share of other comprehensive income	1,030	(427)
Deutsche Bank's share of other equity changes	(207)	375
Deutsche Bank's ownership interests at the end of the period	6,827	7,189

Dispositions

During 2012, 2011 and 2010, the Group finalized several dispositions of subsidiaries/businesses. These disposals mainly included several businesses the Group had previously classified as held for sale, among them the sale of Postbank's Indian subsidiary Deutsche Postbank Home Finance Ltd. in the first quarter 2011 and BHF Asset Servicing GmbH in the third quarter 2010, a business already classified held for sale as part of the acquisition of the Sal. Oppenheim Group in the first quarter 2010. The total cash consideration received for these dispositions in 2012, 2011 and 2010 was € 99 million, € 368 million and € 281 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2012	2011	2010
Cash and cash equivalents	–	21	45
All remaining assets	1,937	1,383	2,180
Total assets disposed	1,937	1,404	2,225
Total liabilities disposed	1,592	1,039	1,932

Also included in these dispositions completed in 2011 and 2010 were several divestitures in which the Group retained noncontrolling interests in the former subsidiaries. None of these disposal transactions were individually significant. The interests retained in the former subsidiaries were recognized initially at fair value as of the date when control was lost, on which date these interests were subsequently accounted for under the equity method. While there was no gain or loss on these dispositions in 2011, the resulting net gain recognized on these divestitures in 2010 totaled € 15 million, and is included in other income. Of that net gain recognized in 2010, € 5 million were related to the remeasurement to fair value of the interests retained in these former subsidiaries.

05 – Business Segments and Related Information

The following segment information has been prepared in accordance with the "management approach", which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Business Segments

Following a strategic review the Bank announced in September 2012 changes to the composition of its business segments. Effective in the fourth quarter 2012, the management responsibility for the passive and third-party alternatives businesses, such as exchange traded funds ("ETF's"), was transferred from CB&S to the newly integrated AWM. Additionally, a NCOU was set up which represents a distinct corporate division besides CB&S, GTB, AWM and PBC and into which non-core assets, liabilities and businesses from CB&S, AWM and PBC, and the entirety of the former CI Group Division, have been assigned. Following further integration of CB&S and GTB activities, a refinement was made to the allocation of coverage costs between both corporate divisions. Prior periods were restated to reflect these changes.

Restating of comparative financial information generally requires some assumptions and judgments. When setting up the NCOU and presenting how the business segments would have looked had the new structure been in place in prior periods, the following assumptions were applied. For businesses and portfolios of assets and liabilities that had already been run as legacy or non-core activities for the prior periods, all associated revenues and costs were extracted and moved into the NCOU, even when parts of the portfolio had already been sold before the date at which the NCOU was established. When restating for certain individual assets and liabilities, which were embedded within larger portfolios previously not treated as run-off or legacy, all revenues and costs associated with the transferred positions were allocated to the NCOU. The financials of similar individual assets and liabilities, which hypothetically would have qualified for the NCOU, have not been transferred to the NCOU if the positions were already disposed of before the date at which the NCOU was established.

The following business segments represent the Group's organizational structure as reflected in its internal management reporting systems as of December 31, 2012.

Corporate Banking & Securities (CB&S) comprises the Markets and Corporate Finance business divisions. These businesses offer capital markets and financial products worldwide, ranging from sales and trading, mergers and acquisitions advice and the underwriting of stocks and bonds to the tailoring of structured solutions for companies' complex financial requirements. CB&S serves corporate and institutional clients, ranging from multinational corporations to banks and sovereign organizations.

Global Transaction Banking (GTB) consists of the business divisions Trade Finance and Cash Management Corporates as well as Trust & Securities Services and Cash Management Financial Institutions. It delivers commercial banking products and services to its clients, including domestic and cross-border payments, financing for international trade, as well as the provision of trust, agency, depositary, custody and related services. GTB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, financial institutions and sovereign organizations.

Asset & Wealth Management (AWM) combines former Private Wealth Management (PWM) and Asset Management (AM) business divisions as well as passive and third-party alternatives businesses for which management responsibility was transferred from CB&S to AWM at the end of 2012 following the strategic review. The integrated division is based on two pillars: Investment Platform and Coverage/Advisory. The Investment Platform offers capabilities across a diverse array of asset classes and provides securities investment management and investment management of third party portfolios including a closed book life insurance business. Additionally, it provides access to passive investment and a wide range of alternatives businesses. Furthermore, the Investment Platform also offers customized wealth management solutions and private banking services including lending and discretionary portfolio management. Coverage/Advisory is focusing on connecting and engaging with clients. Beside the coverage of Institutional and Key Clients, Coverage/Advisory serves high-net-worth clients and ultra-high-net-worth individuals and family offices by providing customized advice including risk management. Furthermore, a regional dimension of the organization ensures that local characteristics and opportunities are being taken into account in order to define and provide optimal regional client strategies and solutions.

Private & Business Clients (PBC) consist of three business divisions: Advisory Banking Germany, which comprises all of PBC's activities in Germany excluding Postbank, Advisory Banking International, which covers PBC's European activities outside Germany and PBC's activities in Asia including the stake in and partnership with Hua Xia Bank, and Consumer Banking Germany which mainly comprises the contribution of Postbank Group to the consolidated results of Deutsche Bank. PBC offers a full range of retail banking products and services throughout Europe and Asia, including portfolio/fund management and brokerage services and loan and deposit services, as well as traditional current accounts, savings accounts and time deposits. PBC serves retail and affluent clients as well as small corporate customers.

Non-Core Operations Unit (NCOU) manages activities which are no longer considered to be part of the Group's core business activities and which are therefore subject to targeted de-risking. The NCOU comprises the following major components.

- Credit correlation trading positions, securitization assets, exposures to monoline insurers and assets reclassified under IAS 39, which were assigned from CB&S.
- Non-core assets from Sal. Oppenheim, predominantly mortgages and loans, real estate funds and participations in private equity investment funds along with other minor investments assigned from AWM.
- Non-core portfolios within Consumer Banking Germany (Postbank), mainly non-strategic home loans, savings and deposits and other liabilities (e.g., legacy bonds issued by Postbank, unsecured bonds), that were assigned from PBC.
- The Structured Credit Portfolio ("SCP"), GIIPS bonds, selected Commercial Real Estate loans outside of Germany, and the non-strategic reverse repo portfolio, all from Consumer Banking (Postbank), which were assigned from PBC.
- Advisory Banking non-core, which contains for the most part retail loans already in run-off that are primarily originated outside of Germany, was assigned from PBC.
- The former Group Division CI became part of the NCOU.

The following describes other changes in management responsibilities with a significant impact on segmental reporting:

- Effective in the fourth quarter 2012, the management responsibility for the passive and third-party alternatives businesses, such as ETF's, was transferred from CB&S to the newly integrated AWM.
- Following further integration of CB&S and GTB activities, a refinement was made effective in the fourth quarter to the allocation of coverage costs between both corporate divisions.
- Effective August 15, 2012, Postbank's Asset Management activities were sold to DWS Group and therefore transferred from the Corporate Division PBC to the Corporate Division AWM.
- Effective January 1, 2011, BHF-BANK was transferred from the former Business Division PWM within the Corporate Division AWM back to the former Group Division CI. In the second quarter 2010, the BHF-BANK operations had been transferred from the former Group Division CI to the former Business Division PWM.
- Effective January 1, 2011, the exposure in Actavis Group was transferred from the Corporate Division CB&S to the former Group Division CI.
- With effect from July 1, 2010, an integrated management structure for the whole of the former CIB Group Division was implemented following changes in the Management Board, and in the responsibility for Corporate Finance and GTB. During the third quarter 2011, the former Capital Markets Sales business unit

within the Corporate Division GTB was transferred to the Corporate Division CB&S. In addition, a portfolio consisting of short-term lending transactions with German mid-cap clients was transferred from the Corporate Division CB&S to the Corporate Division GTB in order to leverage the adjacencies between the cash management, trade financing and short-term lending activities with these clients.

Acquisitions and divestitures with significant impact on the Group's segment operations are described below:

— On October 31, 2012, the Group exited the exposure to Actavis, the generic pharmaceuticals company, upon completion of Watson Pharmaceuticals' acquisition of Actavis.
— On November 11, 2011, the Group completed the step-acquisition of Deutsche UFG Capital Management ("DUCM"), one of Russia's largest independent asset management companies. The transaction followed Deutsche Bank's exercise of a purchase option on the remaining 60 % stake. Deutsche Bank now fully controls the acquiree, which was previously accounted for under the equity method. DUCM was allocated to the Corporate Division AWM.
— On December 3, 2010, the Group consolidated Deutsche Postbank AG for the first time following the successful conclusion and settlement of a voluntary public takeover offer. As of that date, the investment in Postbank is included in the Corporate Division PBC.
— On April 1, 2010, the Group completed the acquisition of parts of the commercial banking activities of ABN AMRO Bank N.V. ("ABN AMRO") in the Netherlands. These are included in the Corporate Division GTB.
— On March 15, 2010, the Group acquired the Sal. Oppenheim Group, which was included in the Corporate Division AWM, with the exception of its BHF-BANK operations, which were included in the Group Division CI.

Measurement of Segment Profit or Loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the "Reconciliation of Segmental Results of Operations to Consolidated Results of Operations" section of this note. The information provided about each segment is based on the internal management reporting about segment profit or loss, assets and other information which is regularly reviewed by the chief operating decision maker.

Management reporting for the Group is generally based on IFRS. Non-IFRS compliant accounting methods are rarely used and represent either valuation or classification differences. The largest valuation differences relate to measurement at fair value in management reporting versus measurement at amortized cost under IFRS (for example, for certain financial instruments in the Group's treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to noncontrolling interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Noncontrolling interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in C&A) and a component of net income appropriation under IFRS.

Revenues from transactions between the business segments are allocated on a mutually-agreed basis. Internal service providers, which operate on a non-profit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally based on service level agreements and are either determined based upon "price per unit", "fixed price" or "agreed percentages". Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments. In 2012, the Group ceases to disclose a split of the net revenues between revenues from external customers and intersegment revenues, which was previously presented in the section "Segmental Results of Operations", as this information is not provided to and not reviewed by the chief operating decision maker within the internal management reporting. The change in approach has also been reflected in the information for the comparative years 2011 and 2010.

The management reporting systems follow a "matched transfer pricing concept" in which the Group's external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. Therefore, to create comparability with those competitors who have legally independent units with their own equity funding, the Group allocates a net notional interest credit on its consolidated capital (after deduction of certain related charges such as hedging of net investments in certain foreign operations) to the business segments, in proportion to each business segment's allocated average active equity.

When implementing the changes to the Group's business segments in the fourth quarter 2012, a review of the information provided to and reviewed by the chief operating decision maker was conducted. Segment assets are presented in the Group's internal management reporting based on a consolidated view, i.e. the amounts do not include intersegment balances. This consolidated view is deemed more appropriate, especially for the NCOU, as it improves external transparency on the Group's non-core positions (e.g. assets) and on progress of targeted de-risking activities. The presentation of segment assets in this note has been changed accordingly. Segment assets for the comparative years 2011 and 2010 were restated.

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. These measures include:

- Average Active Equity: The Group uses average active equity to calculate several ratios. However, active equity is not a measure provided for in IFRS and therefore the Group's ratios based on average active equity should not be compared to other companies' ratios without considering the differences in the calculation. The items for which the average shareholders' equity is adjusted to calculate average active equity consist of average accumulated other comprehensive income (loss) excluding foreign currency translation (all components net of applicable taxes) and average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate. In the first quarter 2011, the Group changed the methodology used for allocating average active equity to the business segments and to C&A in proportion to their regulatory requirements. Under the new methodology, economic capital as the basis for allocation is substituted by risk-weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remained unchanged. The total amount allocated is determined based on the higher of the Group's overall economic risk exposure or regulatory capital demand. Starting 2012, the Group derives its internal demand for regulatory capital assuming a Core Tier 1 ratio of 9.0 %, reflecting increased regulatory requirements (previously, this was calculated based on a Tier 1 ratio of 10.0 %). The average active equity for 2011 was adjusted accordingly. The year 2010 was not adjusted based on the grounds that the 9 % Core Tier 1 target was communicated only over the course of 2011 for December 31, 2011, but did not exist in and for 2010. As a result, the amount of capital allocated to the segments has increased, predominantly in CB&S. For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. If the Group's average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to C&A.
- Return on Average Active Equity in % is defined as income (loss) before income taxes less pre-tax noncontrolling interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Segmental Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the years ended December 31, 2012, 2011 and 2010, respectively.

2012

in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Total Management Reporting
Net revenues[1]	15,648	4,006	4,466[4]	9,541	1,058	34,719
Provision for credit losses	121	168	18	781	634	1,721
Total noninterest expenses	12,637	3,169	4,288	7,221	3,305	30,619
therein:						
Depreciation, depletion and amortization	5	0	0	(0)	2	8
Severance payments	167	24	43	249	3	487
Policyholder benefits and claims	–	–	414	–	–	414
Impairment of intangible assets	1,174	73	202	15	421	1,886
Restructuring activities	246	40	104	–	3	394
Noncontrolling interests	17	–	0	16	33	66
Income (loss) before income taxes	2,874	669	160	1,524	(2,914)	2,313
Cost/income ratio	81 %	79 %	96 %	76 %	N/M	88 %
Assets[2,3]	1,475,090	77,378	68,408	282,603	97,265	2,000,744
Expenditures for additions to long-lived assets	15	1	1	140	–	157
Risk-weighted assets	124,939	27,093	12,451	72,695	80,295	317,472
Average active equity	18,236	3,012	5,888	11,865	10,189	49,191
Pre-tax return on average active equity	16 %	22 %	3 %	13 %	(29) %	5 %
1 Includes:						
Net interest income	5,368	1,805	946	6,116	1,533	15,767
Net income (loss) from equity method investments	131	5	6	312	(299)	155
2 Includes:						
Equity method investments	751	46	131	2,303	307	3,538

N/M – Not meaningful
3 Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
4 Includes Abbey Life insurance revenues of € 420 million with the related policyholder benefits and claims offset in total noninterest expenses.

2011

in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Total Management Reporting
Net revenues[1]	14,109	3,608	4,277[4]	10,393	879	33,266
Provision for credit losses	90	158	22	1,185	385	1,840
Total noninterest expenses	10,341	2,411	3,313	7,128	2,554	25,746
therein:						
Depreciation, depletion and amortization	36	6	25	165	272	504
Severance payments	79	14	29	220	60	403
Policyholder benefits and claims	–	–	207	–	–	207
Impairment of intangible assets	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–
Noncontrolling interests	21	–	0	178	14	213
Income (loss) before income taxes	3,657	1,039	942	1,902[5]	(2,074)	5,466
Cost/income ratio	73 %	67 %	77 %	69 %	N/M	77 %
Assets[2,3]	1,591,863	85,751	68,848	270,086	134,712	2,151,260
Expenditures for additions to long-lived assets	44	7	37	181	98	367
Risk-weighted assets	155,302	26,986	14,626	78,637	103,810	379,362
Average active equity	14,389	3,068	5,656	12,081	11,405	46,599
Pre-tax return on average active equity	25 %	34 %	17 %	16 %	(18) %	12 %
1 Includes:						
Net interest income	5,949	1,744	805	6,592	2,152	17,242
Net income (loss) from equity method investments	23	2	40	140	(471)	(266)
2 Includes:						
Equity method investments	731	43	154	2,043	751	3,722

N/M – Not meaningful
3 Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
4 Includes Abbey Life insurance revenues of € 178 million with the related policyholder benefits and claims offset in total noninterest expenses.
5 Includes a net positive impact of € 236 million related to the stake in Hua Xia Bank (PBC).

2010 in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Total Management Reporting
Net revenues[1]	16,282	3,379[4]	4,520[5]	6,048	(1,285)[6]	28,944
Provision for credit losses	19	113	14	550	577	1,273
Total noninterest expenses	10,920	2,386	3,905	4,408	1,690	23,308
therein:						
Depreciation, depletion and amortization	41	6	46	73	73	238
Severance payments	189	71	60	33	61	414
Policyholder benefits and claims	–	–	486	–	–	486
Impairment of intangible assets	–	29	–	–	–	29
Restructuring activities	–	–	–	–	–	–
Noncontrolling interests	21	–	(2)	8	(4)	24
Income (loss) before income taxes	5,321	880	603	1,082	(3,548)	4,339
Cost/income ratio	67 %	71 %	86 %	73 %	N/M	81 %
Assets[2,3]	1,314,556	67,621	66,334	276,878	168,397	1,893,785
Expenditures for additions to long-lived assets	52	1	11	67	776	907
Risk-weighted assets	139,216	26,996	15,051	87,031	75,228	343,522
Average active equity	13,320	2,416	5,277	3,174	9,318	33,505
Pre-tax return on average active equity	40 %	36 %	11 %	34 %	(38) %	13 %
1 Includes:						
Net interest income	7,434	1,387	751	3,671	2,283	15,526
Net income (loss) from equity method investments	(83)	1	18	(12)	(1,934)	(2,010)
2 Includes:						
Equity method investments	1,659	41	208	34	616	2,558

N/M – Not meaningful
³ Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
⁴ Includes a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO's commercial banking activities in the Netherlands of € 208 million as reported in the second quarter 2010.
⁵ Includes Abbey Life insurance revenues of € 511 million with the related policyholder benefits and claims offset in total noninterest expenses.
⁶ Includes a charge related to the investment in Deutsche Postbank AG of € 2,338 million.

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations

The following table presents a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010, respectively.

			2012			2011			2010
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[1]	34,719	(978)	33,741	33,266	(38)	33,228	28,944	(377)	28,567
Provision for credit losses	1,721	0	1,721	1,840	(1)	1,839	1,273	0	1,274
Noninterest expenses	30,619	617	31,236	25,746	253	25,999	23,308	10	23,318
Noncontrolling interests	66	(66)	–	213	(213)	–	24	(24)	–
Income (loss) before income taxes	2,313	(1,529)	784	5,466	(77)	5,390	4,339	(363)	3,975
Assets[2]	2,000,744	11,585	2,012,329	2,151,260	12,843	2,164,103	1,893,785	11,844	1,905,630
Risk-weighted assets	317,472	16,133	333,605	379,362	1,884	381,246	343,522	2,683	346,204
Average active equity[3]	49,191	5,929	55,120	46,599	3,850	50,449	33,505	7,848	41,353

¹ Net interest income and noninterest income.
² Starting 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
³ The increase in Average Active Equity in C&A reflects the capital build up the bank is undertaking in light of increasing external capital requirements under the Basel 3 framework.

In 2012, the main components of net revenues in C&A were:

— Timing differences of approximately negative € 715 million related to positions which were measured at fair value for management reporting purposes and measured at amortized cost under IFRS. These effects will reverse over the life time of the positions. The negative effect included approximately € 305 million related to economically hedged positions which resulted from the reversal of prior period interest rate effects and from changes in interest rates in both euro and U.S. dollar. Approximately € 290 million were attributable to

a narrowing of mid- to long-term spreads on the mark-to-market valuation of U.S. dollar/euro basis swaps related to the Group's funding. In addition, the narrowing of credit spreads on Group's own debt contributed mark-to-market losses of approximately € 115 million to the result in C&A.
— Hedging of net investments in certain foreign operations decreased net revenues by approximately € 345 million.
— The remainder of net revenues was mainly due to net interest income which was not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on non-divisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest income related to tax refunds and accruals.

Noninterest expenses included litigation related charges of approximately € 360 million as well as bank levies of € 213 million, primarily related to Germany, partly offset by the UK due to a credit resulting from a double taxation agreement.

Noncontrolling interests are deducted from income before income taxes of the divisions and reversed in C&A. The decrease in 2012 compared to 2011 was mainly due to Postbank.

Assets in C&A reflect corporate assets, such as deferred tax assets or central clearing accounts, outside the management responsibility of the business segments.

Risk-weighted assets in C&A reflect corporate assets outside the management responsibility of the business segments, primarily those corporate assets related to the Group's pension schemes. The main driver for the increase of risk-weighted assets was the reclassification of risk-weighted assets related to gross pension fund assets in 2012 to C&A.

Average active equity assigned to C&A reflects the residual amount of equity that is not allocated to the segments as described in the "Measurement of Segment Profit or Loss" section of this Note.

In 2011 and in 2010, the main components of net revenues in C&A were:

— Timing differences from different accounting methods used for management reporting and IFRS amounted to approximately positive € 25 million and negative € 210 million in 2011 and 2010, respectively. In 2011, the result was essentially related to two partly offsetting effects. The widening of the credit spread of the Group's own debt resulted in a mark-to market gain. Economically hedged short-term positions as well as economically hedged debt issuance trades resulted in a net loss, mainly driven by movements in interest rates in both euro and U.S. dollar. In 2010, the latter was the main driver for the mark-to market loss.
— Hedging of net investments in certain foreign operations decreased net revenues by approximately € 215 million and € 245 million, respectively.
— The remainder of net revenues was due to net interest income which was not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on non-divisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest income related to tax refunds and accruals.

Noninterest expenses in 2011 were driven by bank levies of € 247 million, primarily related to Germany and the UK. In 2010, they included the receipt of insurance payments which were partly offset by charges for litigation provisions as well as other items outside the management responsibility of the business segments.

The increase in noncontrolling interests in 2011 compared to 2010 was mainly due to Postbank.

Entity-Wide Disclosures

Net Revenue Components

in € m.	2012	2011	2010
Corporate Banking & Securities:			
Sales & Trading (debt and other products)	9,181	8,520	9,844
Sales & Trading (equity)	2,288	2,235	2,875
Sales & Trading (equity, debt & other)	11,469	10,755	12,718
Origination (debt)	1,417	1,056	1,200
Origination (equity)	518	559	706
Origination (equity & debt)	1,935	1,615	1,906
Advisory	590	621	573
Loan products	1,107	1,158	1,146
Other products	547	(39)	(62)
Total Corporate Banking & Securities	15,648	14,109	16,282
Global Transaction Banking:			
Transaction services	4,006	3,608	3,163
Other products	–	–	216
Total Global Transaction Banking	4,006	3,608	3,379
Asset & Wealth Management:			
Discretionary portfolio management/fund management	2,108	2,104	2,178
Advisory/brokerage	807	789	830
Credit products	411	393	378
Deposits and payment services	236	158	142
Other products[1]	904	833	993
Total Asset & Wealth Management	4,466	4,277	4,520
Private & Business Clients:			
Discretionary portfolio management/fund management	213	251	313
Advisory/brokerage	860	914	887
Credit products	2,149	2,099	2,117
Deposits and payment services	2,064	2,085	1,962
Other products[2]	4,255	5,044	769
Total Private & Business Clients	9,541	10,393	6,048
Total Non-Core Operations Unit	1,058	879	(1,285)
Consolidation & Adjustments	(978)	(38)	(377)
Total[3]	33,741	33,228	28,567

[1] Includes revenues from ETF business.
[2] Includes revenues from Postbank since consolidation on December 3, 2010.
[3] Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

The following table presents total net revenues (before provisions for credit losses) by geographic area for the years ended December 31, 2012, 2011 and 2010, respectively. The information presented for CB&S, GTB, AWM, PBC and NCOU has been classified based primarily on the location of the Group's office in which the revenues are recorded. The information for C&A is presented on a global level only, as management responsibility for C&A is held centrally.

in € m.	2012	2011	2010
Germany:			
CB&S	1,483	1,380	1,724
GTB	1,256	1,213	1,159
AWM	1,157	1,181	1,188
PBC	7,560	8,516	4,438
NCOU	1,018	520	360
Total Germany	12,473	12,808	8,869
Europe, Middle East and Africa:			
CB&S	5,833	5,393	5,837
GTB	1,377	1,263	1,225
AWM	1,218	2,070	1,912
PBC	1,949	1,851	1,574
NCOU	(422)	(124)	(1,687)
Total Europe, Middle East and Africa[1]	9,955	10,453	8,861
Americas (primarily United States):			
CB&S	5,663	4,693	5,781
GTB	770	627	596
AWM	1,666	623	1,061
PBC	–	–	–
NCOU	484	445	15
Total Americas	8,584	6,389	7,453
Asia/Pacific:			
CB&S	2,670	2,643	2,939
GTB	603	505	400
AWM	424	404	360
PBC	32	27	37
NCOU	(22)	38	28
Total Asia/Pacific	3,707	3,617	3,763
Consolidation & Adjustments	(978)	(38)	(377)
Consolidated net revenues[2]	33,741	33,228	28,567

[1] For the years ended December 31, 2012, 2011 and 2010 the United Kingdom accounted for 48 %, 53 % and 70 % of these revenues, respectively.
[2] Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on the Group's books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group's personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Notes to the Consolidated Income Statement

06 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Interest Income

in € m.	2012	2011	2010
Interest and similar income:			
Interest-earning deposits with banks	919	794	691
Central bank funds sold and securities purchased under resale agreements	762	977	446
Securities borrowed	203	155	133
Financial assets at fair value through profit or loss	14,124	15,376	15,589
Interest income on financial assets available for sale	1,449	935	700
Dividend income on financial assets available for sale	138	148	137
Loans	13,662	14,914	10,222
Other	985	1,579	861
Total interest and similar income	32,242	34,878	28,779
Interest expense:			
Interest-bearing deposits	5,725	6,779	3,800
Central bank funds purchased and securities sold under repurchase agreements	315	426	301
Securities loaned	421	343	278
Financial liabilities at fair value through profit or loss	6,637	6,515	6,019
Other short-term borrowings	342	479	375
Long-term debt	1,929	1,835	1,490
Trust preferred securities	842	813	781
Other	140	243	152
Total interest expense	16,351	17,433	13,196
Net interest income	15,891	17,445	15,583

Interest income recorded on impaired financial assets was € 100 million, € 83 million and € 146 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	2012	2011	2010
Trading income:			
Sales & Trading (equity)	1,601	(1,404)	133
Sales & Trading (debt and other products)	4,630	4,379	4,982
Total Sales & Trading	6,230	2,975	5,115
Other trading income	(669)	(226)	(1,457)
Total trading income	5,561	2,749	3,658
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:			
Breakdown by financial asset/liability category:			
Securities purchased/sold under resale/repurchase agreements	14	(20)	35
Securities borrowed/loaned	(1)	(0)	–
Loans and loan commitments	738	(894)	(331)
Deposits	(56)	(368)	(13)
Long-term debt[1]	(698)	1,772	83
Other financial assets/liabilities designated at fair value through profit or loss	41	(181)	(78)
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	38	309	(304)
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,599	3,058	3,354

[1] Includes € 167 million, € (20) million and € 39 million from securitization structures for the years ended December 31, 2012, 2011 and 2010, respectively. Fair value movements on related instruments of € 97 million, € (108) million and € 163 million for December 31, 2012, 2011 and 2010, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group's share of the losses in these consolidated securitization structures.

Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.	2012	2011	2010
Net interest income	15,891	17,445	15,583
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,599	3,058	3,354
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	21,490	20,503	18,937
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Corporate Division/product:			
Sales & Trading (equity)	1,738	1,504	2,151
Sales & Trading (debt and other products)	8,212	8,107	9,102
Total Sales & Trading	9,951	9,611	11,253
Loan products[1]	337	353	171
Remaining products	1,015	535	353
Corporate Banking & Securities[2]	11,303	10,499	11,777
Global Transaction Banking	1,869	1,842	1,451
Asset & Wealth Management	1,451	991	1,179
Private & Business Clients	6,221	6,623	3,875
Non-Core Operations Unit	277	588	321
Consolidation & Adjustments	370	(40)	333
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	21,490	20,503	18,937

[1] Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[2] Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

The Group's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group's trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused presentation, the Group combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by business division and by product within CB&S.

07 – Commissions and Fee Income

in € m.	2012	2011	2010
Commission and fee income and expense:			
Commission and fee income	13,933	14,409	13,652
Commission and fee expense	2,422	2,865	2,983
Net commissions and fee income	11,510	11,544	10,669

in € m.	2012	2011	2010
Net commissions and fee income:			
Net commissions and fees from fiduciary activities	3,425	3,458	3,529
Net commissions, brokers' fees, mark-ups on securities underwriting and other securities activities	3,418	3,665	3,873
Net fees for other customer services[1]	4,667	4,421	3,267
Net commissions and fee income	11,510	11,544	10,669

[1] The increase from 2010 to 2011 includes commissions related to nonbanking activities of Postbank.

08 – Net Gains (Losses) on Financial Assets Available for Sale

in € m.	2012	2011	2010
Net gains (losses) on financial assets available for sale:			
Net gains (losses) on debt securities:	65	(223)	58
Net gains (losses) from disposal	116	285	74
Impairments	(51)	(508)[1]	(16)
Net gains (losses) on equity securities:	206	289	120
Net gains (losses) from disposal/remeasurement	306	383	164
Impairments	(100)	(94)	(44)
Net gains (losses) on loans:	55	17	18
Net gains (losses) from disposal	63	24	36
Impairments	(8)	(7)	(18)
Reversal of impairments	0	–	0
Net gains (losses) on other equity interests:	(25)	39	5
Net gains (losses) from disposal	(24)	56	40
Impairments	(1)	(17)	(35)
Total net gains (losses) on financial assets available for sale	301	123	201

[1] Includes impairments of € (527) million on Greek government bonds, partly offset by reversals of impairments on debt securities recorded in prior periods.

Please refer also to Note 17 "Financial Assets available for Sale" of this report.

09 – Other Income

in € m.	2012	2011	2010
Other income:			
Net income from investment properties	(18)	33	(3)
Net gains (losses) on disposal of investment properties	31	14	5
Net gains (losses) on disposal of consolidated subsidiaries	41	39	18
Net gains (losses) on disposal of loans	4	(22)	(87)
Insurance premiums[1]	220	214	252
Net income from derivatives qualifying for hedge accounting[2]	(1,081)	336	34
Consolidated investments[3]	768	570	247
Remaining other income	316	138	298
Total other income	281	1,322	764

[1] Net of reinsurance premiums paid. The development is primarily driven by Abbey Life Assurance Company Limited.
[2] The decrease in 2012 compared to 2011 is driven by ineffectiveness related to hedges.
[3] The increase in 2011 compared to 2010 is essentially driven by The Cosmopolitan of Las Vegas, mainly related to the start of its operations at the end of 2010.

10 – General and Administrative Expenses

in € m.	2012	2011	2010
General and administrative expenses:			
IT costs	2,547	2,194	2,274
Occupancy, furniture and equipment expenses	2,115	2,072	1,679
Professional service fees	1,870	1,632	1,616
Communication and data services	907	849	785
Travel and representation expenses	518	539	554
Payment, clearing and custodian services	609	504	418
Marketing expenses	376	410	335
Consolidated investments[1]	760	652	390
Other expenses[2]	5,314	3,805	2,082
Total general and administrative expenses	15,016	12,657	10,133

1 The increase in consolidated investments in 2011 compared to 2010 is essentially driven by The Cosmopolitan of Las Vegas, mainly related to the start of its operations at the end of 2010.
2 The increase in 2012 compared to 2011 is mainly driven by litigation related expenses of € 2.5 billion. See Note 29 "Provisions", for more detail on litigation. The increase in 2011 compared to 2010 is primarily driven by specific charges in CB&S (€ 655 million litigation related expenses and a specific charge of € 310 million relating to the impairment of a German VAT claim) and the first time consideration of € 247 million for the German and UK bank levies.

11 – Restructuring

The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. The Group plans to invest approximately € 4 billion over the next three years with the aim of achieving full run-rate annual cost savings of € 4.5 billion by 2015.

The Group disclosed in its Interim Report as of June 30, 2012 a headcount reduction of approximately 1,900. During the second half of 2012 the Group identified 2,361 headcount that will be reduced through restructuring and other means. Of these reductions, 673 headcount have been reduced through activities that were not eligible for treatment as restructuring charges pursuant to the restructuring program described in the following paragraph, for instance voluntary leavers and retirements where the roles will not be replaced. The remaining 1,688 headcount have been identified as restructuring eligible. The total headcount reductions were identified within the CB&S Corporate Division (1,064 headcount), the AWM Corporate Division (683 headcount) and the NCOU (2 headcount). The headcount reduction for Infrastructure functions was 612 headcount, thereof 497 headcount supported the CB&S Corporate Division and 115 headcount supported the AWM Corporate Division.

In the second half of 2012 the Group's Management Board approved two phases of restructuring which form part of the planned investment of approximately € 4 billion. The restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. Restructuring expenses of € 394 million were recognized in the second half of 2012, thereof € 311 million for termination benefits relating to the reduction of headcount according to the Group's accounting policy for restructuring expenses. An additional expense amount of € 83 million was incurred for the acceleration of deferred compensation awards not yet amortized. Of the total amount of € 394 million, the CB&S Corporate Division was charged € 246 million, the AWM Corporate Division € 104 million, the GTB Division € 41 million and the NCOU Unit € 3 million respectively, including allocations from Infrastructure functions. Provisions for restructuring as of December 31, 2012 amounted to € 165 million.

The majority of the remaining approved restructuring expense budget is expected to be utilized in the first half of 2013.

12 –
Earnings per Share

Basic earnings per share amounts are computed by dividing net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.

Computation of basic and diluted earnings per share

in € m.	2012	2011	2010
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	237	4,132	2,310
Effect of dilutive securities:			
Forwards and options	–	–	–
Convertible debt	–	(13)	3
Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	237	4,119	2,313
Number of shares in m.			
Weighted-average shares outstanding – denominator for basic earnings per share	934.1	928.0	753.3
Effect of dilutive securities:			
Forwards	–	–	–
Employee stock compensation options	–	–	–
Convertible debt	–	1.5	2.1
Deferred shares	25.8	27.8	35.4
Other (including trading options)	–	–	–
Dilutive potential common shares	25.8	29.3	37.5
Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	959.9	957.3	790.8

Earnings per share

in €	2012	2011	2010
Basic earnings per share	0.25	4.45	3.07
Diluted earnings per share	0.25	4.30	2.92

On October 6, 2010, Deutsche Bank AG completed a capital increase with subscription rights. As the subscription price of the new shares was lower than the market price of the existing shares, the capital increase included a bonus element. According to IAS 33, the bonus element is the result of an implicit change in the number of shares outstanding for all periods prior to the capital increase without a fully proportionate change in resources. As a consequence, the weighted average number of shares outstanding has been adjusted retrospectively for all periods before October 6, 2010.

Instruments outstanding and not included in the calculation of diluted earnings per share[1]

Number of shares in m.	2012	2011	2010
Forward purchase contracts	–	–	–
Convertible debt	–	0.2	–
Put options sold	0.0	–	–
Call options sold	0.0	–	–
Employee stock compensation options	0.3	0.3	0.4
Deferred shares	–	–	–

[1] Not included in the calculation of diluted earnings per share, because to do so would have been anti-dilutive.

Notes to the Consolidated Balance Sheet

13 – Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Dec 31, 2012	Dec 31, 2011
Trading assets:		
Trading securities	218,411	214,087
Other trading assets[1]	27,127	26,837
Total trading assets	245,538	240,924
Positive market values from derivative financial instruments	768,316	859,582
Financial assets designated at fair value through profit or loss:		
Securities purchased under resale agreements	124,987	117,284
Securities borrowed	28,304	27,261
Loans	18,248	24,220
Other financial assets designated at fair value through profit or loss	15,488	11,528
Total financial assets designated at fair value through profit or loss	187,027	180,293
Total financial assets at fair value through profit or loss	1,200,881	1,280,799

[1] Includes traded loans of € 18,152 million and € 18,039 million at December 31, 2012 and 2011 respectively.

in € m.	Dec 31, 2012	Dec 31, 2011
Trading liabilities:		
Trading securities	53,236	60,005
Other trading liabilities	1,678	3,881
Total trading liabilities	54,914	63,886
Negative market values from derivative financial instruments	752,706	838,817
Financial liabilities designated at fair value through profit or loss:		
Securities sold under repurchase agreements	82,267	93,606
Loan commitments	463	1,192
Long-term debt	12,193	13,889
Other financial liabilities designated at fair value through profit or loss	14,243	9,631
Total financial liabilities designated at fair value through profit or loss	109,166	118,318
Investment contract liabilities[1]	7,732	7,426
Total financial liabilities at fair value through profit or loss	924,518	1,028,447

[1] These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 "Insurance and Investment Contracts", for more detail on these contracts.

Financial Assets & Liabilities designated at Fair Value through Profit or Loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group's maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 172 billion and € 169 billion as of December 31, 2012, and 2011, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments and is predominantly counterparty credit risk.

The credit risk on the securities purchased under resale agreements and securities borrowed designated under the fair value option is mitigated by the holding of collateral. The valuation of these instruments takes into account the credit enhancement in the form of the collateral received. As such there is no material movement during the year or cumulatively due to movements in counterparty credit risk on these instruments.

Changes in fair value of loans[1] and loan commitments attributable to movements in counterparty credit risk[2]

	Dec 31, 2012		Dec 31, 2011	
in € m.	Loans	Loan commitments	Loans	Loan commitments
Notional value of loans and loan commitments exposed to credit risk	3,013	39,599	5,477	46,185
Annual change in the fair value reflected in the Statement of Income	53	710	(88)	(611)
Cumulative change in the fair value[3]	1	674	(84)	(236)
Notional of credit derivatives used to mitigate credit risk	2,212	29,588	4,055	37,289
Annual change in the fair value reflected in the Statement of Income	(65)	(922)	62	576
Cumulative change in the fair value[3]	(50)	(821)	55	425

1 Where the loans are over-collateralized there is no material movement in valuation during the year or cumulatively due to movements in counterparty credit risk.
2 Determined using valuation models that exclude the fair value impact associated with market risk.
3 Changes are attributable to loans and loan commitments held at reporting date, which may differ from those held in prior periods. No adjustments are made to prior year to reflect differences in the underlying population.

Changes in fair value of financial liabilities attributable to movements in the Group's credit risk[1]

in € m.	Dec 31, 2012	Dec 31, 2011
Annual change in the fair value reflected in the Statement of Income	(213)	141
Cumulative change in the fair value	(79)	197

1 The fair value of a financial liability incorporates the credit risk of that financial liability. Changes in the fair value of financial liabilities issued by consolidated SPEs have been excluded as this is not related to the Group's credit risk but to that of the legally isolated SPE, which is dependent on the collateral it holds.

The excess of the contractual amount repayable at maturity over the carrying value of financial liabilities[1]

in €	Dec 31, 2012	Dec 31, 2011
Including undrawn loan commitments[2]	41,305	45,634
Excluding undrawn loan commitments	726	641

1 Assuming the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, it is determined by reference to conditions existing at the reporting date.
2 The contractual cash flows at maturity for undrawn loan commitments assume full drawdown of the facility.

14 – Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4
Unrealized fair value losses in accumulated other comprehensive income	–	(1.1)
Effective interest rates at reclassification date:		
upper range	13.1 %	9.9 %
lower range	2.8 %	3.9 %
Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Dec 31, 2012		Dec 31, 2011	
in € m.	Carrying value	Fair value	Carrying value	Fair Value
Trading assets reclassified to loans:				
Securitized assets[1]	3,599	2,783	6,733	5,501
Debt securities	795	757	859	823
Loans	6,810	6,226	7,754	7,117
Total trading assets reclassified to loans	11,204[2]	9,766	15,346	13,441
Financial assets available for sale reclassified to loans:				
Securitized assets[1]	4,501	4,218	6,220	5,359
Loans	1,293	1,446	1,337	1,427
Total financial assets available for sale reclassified to loans	5,794[3]	5,664	7,557	6,786
Total financial assets reclassified to loans	16,998	15,430	22,903	20,227

1 Securitized assets consist of mortgage- and asset-backed securities.
2 During 2012 the Group sold assets that were previously classified as trading with a carrying value of € 3.0 billion, including € 1.8 billion of mortgage-backed securities and € 1.2 billion of asset-backed securities.
3 During 2012 the Group sold assets that were previously classified as available for sale with a carrying value of € 0.7 billion, including € 0.6 billion of asset-backed securities.

Sales of reclassified assets are individually subject to a governance and approval process to determine if a sale is the best course of action for the Group's overall profitability, capital position and regulatory compliance. During 2012 the Group sold reclassified assets with a carrying value of € 3.7 billion. Sales in this period resulted in net losses of € 177 million, driven by losses on disposal reported through other income of € 93 million and € 84 million relating to losses deemed to be impairments on disposal. The aforementioned governance and approval process determined that the assets sold were due to circumstances that were not foreseeable at the time of the reclassification, including amendments to the capital rules that led to significantly higher absolute capital requirements for the Group as a whole.

In addition to sales, the decrease in 2012 in the carrying value of reclassified assets previously classified as trading includes € 540 million attributable to restructuring of loans. The decrease also includes redemptions of € 695 million of asset-backed securities previously classified as available for sale. Provisions for credit losses taken during the period were mostly against loans formerly classified as trading and securitized assets formerly classified as available for sale.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

in € m.	2012	2011	2010
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	38	(11)	120
Impairment losses on the reclassified financial assets available for sale which were impaired	(29)	(16)	(7)
Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	415	133	251

Pre-tax contribution of all reclassified assets to the income statement (after reclassification)

in € m.	2012	2011	2010
Interest income	578	691[1]	1,154
Provision for credit losses	(186)	(186)	(278)
Other income[2]	(35)	34	1
Income before income taxes on reclassified trading assets	357	539	877
Interest income	139	153	146
Provision for credit losses	(228)	(1)	–
Other income[2]	(58)[3]	–	(1)
Income before income taxes on reclassified financial assets available for sale	(147)	152	145

1 The significant decrease in Interest income for 2011 is mostly due to the restructuring of loans to Actavis Group that occurred in 2010 and are no longer part of the reclassified asset population.
2 Predominantly relates to gains and losses from the sale of reclassified assets.
3 Driven by increased sales of assets that were previously classified as available for sale during 2012.

15 –
Financial Instruments carried at Fair Value

Valuation Methods and Control

The Group has an established valuation control framework which governs internal control standards, methodologies, and procedures over the valuation process.

Prices Quoted in Active Markets: The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place.

Valuation Techniques: The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. Valuation techniques used for financial instruments include modeling techniques, the use of indicative quotes for proxy instruments, quotes from less recent and less regular transactions and broker quotes.

For some financial instruments a rate or other parameter, rather than a price, is quoted. Where this is the case then the market rate or parameter is used as an input to a valuation model to determine fair value. For some instruments, modeling techniques follow industry standard models for example, discounted cash flow analysis and standard option pricing models. These models are dependent upon estimated future cash flows, discount factors and volatility levels. For more complex or unique instruments, more sophisticated modeling techniques are required, and may rely upon assumptions or more complex parameters such as correlations, prepayment speeds, default rates and loss severity.

Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data or are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs then other market information is considered. For example, indicative broker quotes and consensus pricing information are used to support parameter inputs where they are available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals, and research information, with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.

Valuation Adjustments: Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid/offer spreads, liquidity and counterparty credit risk. Bid/offer spread valuation adjustments are required to adjust mid market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument, and therefore its fair value. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid/offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid/offer price then no additional bid/offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modeling technique then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to each of the input parameters. These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.

Where complex valuation models are used, or where less-liquid positions are being valued, then bid/offer levels for those positions may not be available directly from the market, and therefore the close-out cost of these positions, models and parameters must be estimated. When these adjustments are designed, the Group closely examines the valuation risks associated with the model as well as the positions themselves, and the resulting adjustments are closely monitored on an ongoing basis.

Counterparty Credit Valuation Adjustments ("CVA"s) are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor relating to the non-performance risk of the counterparty. The CVA amount is applied to all relevant over-the-counter ("OTC") derivatives, and is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the credit risk, based on available market information, including Credit Default Swap ("CDS") spreads. Where counterparty CDS spreads are not available, relevant proxies are used.

The fair value of the Group's financial liabilities which are at fair value through profit or loss (e.g., OTC derivative liabilities and structured note liabilities designated at fair value through profit or loss) incorporates the change in the Group's own credit risk of the financial liability. For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties' potential future exposure to the Group, taking into account any collateral posted by the Group, the effect of relevant netting arrangements, expected loss given default and the credit risk of the Group, based on the Group's market CDS level. The change in the Group's own credit risk for structured note liabilities is calculated by discounting the contractual cash flows of the instrument using the rate at which similar instruments would be issued at the measurement date.

When determining CVA relating to a specific counterparty and Debt Valuation Adjustments, additional adjustments are made where appropriate to achieve fair value, due to the expected loss estimate of a particular arrangement, or where the credit risk being assessed differs in nature to that described by the available CDS instrument.

Where there is uncertainty in the assumptions used within a modeling technique, an additional adjustment is taken to calibrate the model price to the expected market price of the financial instrument. Typically, such transactions have bid-offer levels which are less observable, and these adjustments aim to estimate the bid-offer by computing the liquidity-premium associated with the transaction. Where a financial instrument is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this.

Validation and Control: The Group has an independent specialised valuation control group within the Finance function which governs and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the independent valuation control process for all businesses, the continued development of valuation control methodologies and techniques, as well as devising and governing the formal valuation control policy framework.

Results of the valuation control process are collected and analyzed as part of a standard monthly reporting cycle. Variances of differences outside of preset and approved tolerance levels are escalated both within the Finance function and with Senior Business Management for review, resolution and, if required, adjustment.

For instruments where fair value is determined from valuation models, the assumptions and techniques used within the models are independently validated by an independent specialist model validation group that is part of the Group's Risk Management function.

Quotes for transactions and parameter inputs are obtained from a number of third party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent, with greater emphasis given to those possessing greater valuation certainty and relevance. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.

Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources. Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models (including where existing models are independently recalibrated), assessing the valuations against appropriate proxy instruments and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques produce fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions where possible.

Management Judgment: In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control process and the standard monthly reporting cycle. The specialist model validation and valuation groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is usually minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data is obtained from infrequent market transactions then extrapolation and interpolation techniques must be applied. In addition, where no market data is available then parameter inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions and making appropriate adjustment to reflect the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument then management has to establish what point within the range of estimates best represents the fair value. Further, some valuation adjustments may require the exercise of management judgment to ensure they achieve fair value.

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group's inventory.

These include: high-liquidity treasuries and derivative, equity and cash products traded on high-liquidity exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations ("CDO"); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities ("ABS"); illiquid CDO's (cash and synthetic); monoline exposures; private equity placements; many commercial real estate ("CRE") loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value[1]

			Dec 31, 2012			Dec 31, 2011
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:						
Trading securities	107,261	100,905	10,245	99,487	103,327	11,272
Positive market values from derivative financial instruments	9,707	743,401	15,208	15,947	822,009	21,626
Other trading assets	671	21,772	4,684	847	20,773	5,218
Financial assets designated at fair value through profit or loss	5,273	177,798	3,956	6,907	168,224	5,162
Financial assets available for sale	17,709	27,730	3,940	9,888[2]	31,098[2]	4,295
Other financial assets at fair value[3]	–	8,301[3]	–[4]	–	7,511[3]	–[4]
Total financial assets held at fair value	140,621	1,079,907	38,033	133,076	1,152,942	47,573
Financial liabilities held at fair value:						
Trading securities	39,639	13,173	424	35,033	24,625	347
Negative market values from derivative financial instruments	10,875	732,547	9,284	12,815	814,696	11,306
Other trading liabilities	68	1,610	–	22	3,845	14
Financial liabilities designated at fair value through profit or loss	60	108,026	1,080	116	116,198	2,004
Investment contract liabilities[5]	–	7,732	–	–	7,426	–
Other financial liabilities at fair value[3]	0	4,632[3]	(176)[4]	–	4,159[3]	(250)[4]
Total financial liabilities held at fair value	50,642	867,720	10,612	47,986	970,949	13,421

1 Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments, as described in Note 01 "Significant Accounting Policies".
2 Prior year amounts have been adjusted to correctly classify € 5,928 million financial assets available for sale which should have been included in Level 1 of the fair value hierarchy.
3 Predominantly relates to derivatives qualifying for hedge accounting.
4 Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.
5 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 "Insurance and Investment Contracts" for more detail on these contracts.

There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities: Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans: For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments: Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option: The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group's credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the "Over-The-Counter Derivative Financial Instruments" section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities: Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Financial instruments categorized in level 3

in € m.	Dec 31, 2012	Dec 31, 2011
Financial assets held at fair value:		
Trading securities:		
Sovereign and quasi-sovereign obligations	827	1,045
Mortgage and other asset-backed securities	3,113	3,724
Corporate debt securities and other debt obligations	5,654	5,979
Equity securities	651	524
Total trading securities	10,245	11,272
Positive market values from derivative financial instruments	15,208	21,626
Other trading assets	4,684	5,218
Financial assets designated at fair value through profit or loss:		
Loans	3,431	4,496
Other financial assets designated at fair value through profit or loss	525	666
Total financial assets designated at fair value through profit or loss	3,956	5,162
Financial assets available for sale	3,940	4,295
Other financial assets at fair value	–	–
Total financial assets held at fair value	38,033	47,573
Financial liabilities held at fair value:		
Trading securities	424	347
Negative market values from derivative financial instruments	9,284	11,306
Other trading liabilities	–	14
Financial liabilities designated at fair value through profit or loss:		
Loan commitments	471	1,194
Long-term debt	538	801
Other financial liabilities designated at fair value through profit or loss	71	9
Total financial liabilities designated at fair value through profit or loss	1,080	2,004
Other financial liabilities at fair value	(176)	(250)
Total financial liabilities held at fair value	10,612	13,421

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities in the table above.

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the year is mainly due to a combination of settlements and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

The decrease in the year was due to mark-to-market losses on the instruments, settlements and transfers of derivative assets from level 3 to level 2 of the hierarchy due to improved observability of input parameters used to value these instruments.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance was reduced in the year mainly due to sales.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The decrease in assets during the period is primarily due to settlements while the decrease in liabilities is mainly due to mark-to-market gains.

Financial Assets Available for Sale include unlisted equity instruments where there is no close proxy and the market is very illiquid.

Reconciliation of financial instruments classified in Level 3

Reconciliation of financial instruments classified in Level 3

Dec 31, 2012

in € m.	Balance, beginning of year	Changes in the group of consolidated companies	Total gains/losses[1]	Purchases	Sales	Issuances[5]	Settlements[6]	Transfers into Level 3[7]	Transfers out of Level 3[7]	Balance, end of year
Financial assets held at fair value:										
Trading securities	11,272	–	309	2,601	(2,816)	–	(1,453)	1,877	(1,545)	10,245
Positive market values from derivative financial instruments	21,626	–	(4,031)	–	–	–	(2,274)	2,342	(2,455)	15,208
Other trading assets	5,218	–	113	813	(1,362)	900	(535)	467	(930)	4,684
Financial assets designated at fair value through profit or loss	5,162	–	318	384	(211)	1,026	(2,500)	60	(283)	3,956
Financial assets available for sale	4,295	–	142[2]	1,951	(1,503)	–	(1,077)	342	(210)	3,940
Other financial assets at fair value	–	–	–	–	–	–	–	–	–	–
Total financial assets held at fair value	47,573	–	(3,149)[3,4]	5,749	(5,892)	1,926	(7,839)	5,088	(5,423)	38,033
Financial liabilities held at fair value:										
Trading securities	347	–	8	–	–	–	(28)	152	(55)	424
Negative market values from derivative financial instruments	11,306	–	(469)	–	–	–	(1,480)	2,195	(2,268)	9,284
Other trading liabilities	14	–	–	–	–	–	–	–	(14)	–
Financial liabilities designated at fair value through profit or loss	2,004	–	(845)	–	–	51	(247)	249	(132)	1,080
Other financial liabilities at fair value	(250)	–	129	–	–	–	(5)	(10)	(40)	(176)
Total financial liabilities held at fair value	13,421	–	(1,177)[3,4]	–	–	51	(1,760)	2,586	(2,509)	10,612

[1] Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2] Total gains and losses on available for sale include a loss of € 39 million recognized in other comprehensive income, net of tax, and a gain of € 118 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[3] This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a negative € 129 million and for total financial liabilities held at fair value this is a positive € 37million. This predominantly relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[4] For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

[5] Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.

[6] Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[7] Transfers in and transfers out of level 3 during the year are recorded at their fair value at the beginning of year in the table below. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.

Dec 31, 2011 in € m.	Balance, beginning of year	Changes in the group of consolidated companies	Total gains/ losses[1]	Purchases	Sales	Issuances[5]	Settlements[6]	Transfers into Level 3[7]	Transfers out of Level 3[7]	Balance, end of year
Financial assets held at fair value:										
Trading securities	14,861	–	(280)	3,716	(3,533)	–	(1,405)	2,298	(4,385)	11,272
Positive market values from derivative financial instruments	17,843	–	3,620	–	–	–	(1,225)	4,207	(2,819)	21,626
Other trading assets	6,067	–	191	1,998	(3,256)	712	(341)	382	(535)	5,218
Financial assets designated at fair value through profit or loss	3,286	–	(104)	174	(232)	2,532	(1,541)	1,076	(29)	5,162
Financial assets available for sale	4,599	–	385[2]	1,328	(1,226)	–	(991)	814	(614)	4,295
Other financial assets at fair value	–	–	–	–	–	–	–	–	–	–
Total financial assets held at fair value	46,656	–	3,812[3,4]	7,216	(8,247)	3,244	(5,503)	8,777	(8,382)	47,573
Financial liabilities held at fair value:										
Trading securities	251	–	(12)	–	–	–	121	1	(14)	347
Negative market values from derivative financial instruments	10,916	–	1,702	–	–	–	(1,428)	3,546	(3,430)	11,306
Other trading liabilities	5	–	9	–	–	–	–	–	–	14
Financial liabilities designated at fair value through profit or loss	2,070	–	622	–	–	209	(422)	59	(534)	2,004
Other financial liabilities at fair value	(239)	–	(95)	–	–	–	(76)	2	158	(250)
Total financial liabilities held at fair value	13,003	–	2,226[3,4]	–	–	209	(1,805)	3,608	(3,820)	13,421

[1] Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2] Total gains and losses on available for sale include a loss of € 76 million recognized in other comprehensive income, net of tax, and a gain of € 213 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
[3] This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a positive € 266 million and for total financial liabilities held at fair value this is a negative € 57 million. This predominantly relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.
[4] For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.
[5] Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[6] Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[7] Transfers in and transfers out of level 3 during the year are recorded at their fair value at the beginning of year in the table below. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group's approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2012 it could have increased fair value by as much as € 4.0 billion or decreased fair value by as much as € 3.9 billion. As of December 31, 2011, it could have increased fair value by as much as € 4.2 billion or decreased fair value by as much as € 4.5 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid/offer spread valuation adjustments. Bid/offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is not predictive or indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument[1]

		Dec 31, 2012		Dec 31, 2011
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Derivatives:				
Credit	732	1,118	619[2]	1,141[2]
Equity	169	131	238	137
Interest related	126	85	94	114
Hybrid	368	254	415	293
Other	286	260	189	170
Securities:				
Debt securities	1,931	1,725	2,326[2]	2,294[2]
Equity securities	19	19	9	9
Mortgage- and asset-backed	–	–	5	5
Loans:				
Leveraged loans	–	–	–	–
Commercial loans	–	–	–	–
Traded loans	325	288	343	342
Total	3,956	3,880	4,238	4,505

1 Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.
2 Prior year amounts have been adjusted due to a refinement in the estimate of the sensitivity.

Total Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The total gains or losses are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date.

in € m.	Dec 31, 2012	Dec 31, 2011
Financial assets held at fair value:		
Trading securities	407	113
Positive market values from derivative financial instruments	(2,207)	4,627
Other trading assets	(107)	238
Financial assets designated at fair value through profit or loss	348	12
Financial assets available for sale	380	334
Other financial assets at fair value	–	–
Total financial assets held at fair value	(1,179)	5,324
Financial liabilities held at fair value:		
Trading securities	(14)	(3)
Negative market values from derivative financial instruments	(867)	(2,775)
Other trading liabilities	–	14
Financial liabilities designated at fair value through profit or loss	583	(765)
Other financial liabilities at fair value	(114)	106
Total financial liabilities held at fair value	(412)	(3,423)
Total	(1,591)	1,901

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	2012	2011
Balance, beginning of year	645	622
New trades during the period	519	418
Amortization	(231)	(235)
Matured trades	(179)	(142)
Subsequent move to observability	(50)	(28)
Exchange rate changes	(5)	10
Balance, end of year	699	645

16 – Fair Value of Financial Instruments not carried at Fair Value

The valuation techniques used to establish fair value for the Group's financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 15 "Financial Instruments carried at Fair Value".

As described in Note 14 "Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"", the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 15 "Financial Instruments carried at Fair Value", to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Short-term financial instruments: The carrying value represents a reasonable estimate of fair value for the following financial instruments which are predominantly short-term.

Assets	Liabilities
Cash and due from banks	Deposits
Interest-earning deposits with banks	Central bank funds purchased and securities sold under repurchase agreements
Central bank funds sold and securities purchased under resale agreements	Securities loaned
Securities borrowed	Other short-term borrowings
Other assets	Other liabilities

For longer-term financial instruments within these categories, fair value is determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and credit risks and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued, at the balance sheet date.

Loans: Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or credit default swap markets, where available and appropriate.

For retail lending portfolios with a large number of homogenous loans (e.g., German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio's contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by discounting at the margins which could be earned on similar loans if issued at the balance sheet date. For other portfolios the present value calculation is adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default and loss given default and level of collateralization. The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized loan obligation ("CLO") transactions collateralized with loan portfolios that are similar to the Group's corporate lending portfolio.

Securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned: Fair value is derived from valuation techniques by discounting future cash flows using the appropriate credit risk-adjusted discount rate. The credit risk-adjusted discount rate includes consideration of the collateral received or pledged in the transaction. These products are typically short-term and highly collateralized, therefore the fair value is not significantly different to the carrying value.

Long-term debt and trust preferred securities: Fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash at a rate at which an instrument with similar characteristics could be issued at the balance sheet date.

Estimated fair value of financial instruments not carried at fair value on the balance sheet[1]

	Dec 31, 2012		Dec 31, 2011	
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:				
Cash and due from banks	27,885	27,885	15,928	15,928
Interest-earning deposits with banks	119,548	119,560	162,000	161,905
Central bank funds sold and securities purchased under resale agreements	36,570	36,570	25,773	25,767
Securities borrowed	23,947	23,947	31,337	31,337
Loans	397,279	400,603	412,514	408,295
Other assets[2]	106,878	106,851	134,699	134,660
Financial liabilities:				
Deposits	577,202	577,936	601,730	602,585
Central bank funds purchased and securities sold under repurchase agreements	36,144	36,144	35,311	35,311
Securities loaned	3,109	3,109	8,089	8,089
Other short-term borrowings	69,060	69,059	65,356	65,348
Other liabilities[2]	145,679	145,679	154,647	154,647
Long-term debt	158,097	158,117	163,416	158,245
Trust preferred securities	12,091	12,014	12,344	9,986

[1] Amounts generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments as described in Note 01 "Significant Accounting Policies"
[2] Only includes financial assets or financial liabilities.

Loans: The difference between fair value and carrying value does not reflect the economic benefits and costs that the Group expects to receive from these instruments. The difference arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing since initial recognition. These reductions in fair value are offset by an increase in fair value due to interest rate movements on fixed rate instruments.

Long-term debt and trust preferred securities: The difference between fair value and carrying value is due to the effect of changes in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to when the instrument was issued.

17 – Financial Assets Available for Sale

in € m.	Dec 31, 2012	Dec 31, 2011
Debt securities:		
German government	9,942	5,207
U.S. Treasury and U.S. government agencies	169	1,015
U.S. local (municipal) governments	531	605
Other foreign governments	16,655	10,919
Corporates	14,527	18,856
Other asset-backed securities	1,113	1,273
Mortgage-backed securities, including obligations of U.S. federal agencies	727	731
Other debt securities	491	775
Total debt securities	44,155	39,381
Equity securities:		
Equity shares	1,083	1,632
Investment certificates and mutual funds	222	236
Total equity securities	1,305	1,868
Other equity interests	966	1,116
Loans	2,954	2,916
Total financial assets available for sale	49,379	45,281

Financial assets available for sale did not include Greek government bonds as of December 31, 2012. As of December 31, 2011, Greek government bonds had a fair value of € 211 million.

Please also refer to Note 08 "Net Gains (Losses) on Financial Assets available for Sale" of this report.

18 – Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.

Significant investees as of December 31, 2012[1]

Investment[2]	Ownership percentage
Hua Xia Bank Company Limited, Beijing[3]	19.99 %
Station Holdco LLC, Wilmington	25.00 %
Huamao Property Holdings Ltd., George Town[3]	0.00 %
Huarong Rongde Asset Management Company Limited, Beijing	40.70 %
Harvest Fund Management Company Limited, Shanghai	30.00 %

1 Representing 75 % of the carrying value of equity method investments.
2 All significant equity method investments are investments in associates.
3 The Group has significant influence over the investee through board seats or other measures.

Summarized aggregated financial information of significant investees

in € m.	Dec 31, 2012	Dec 31, 2011
Total assets	185,470	160,016
Total liabilities	172,781	148,282
Revenues	4,862	5,143
Net income (loss)	1,287	1,270

Components of the net income (loss) from all equity method investments

in € m.	2012	2011	2010
Net income (loss) from equity method investments:			
Pro-rata share of investees' net income (loss)	397	222	457
Net gains (losses) on disposal of equity method investments	73	29	14
Impairments	(311)	(515)	(2,475)
Total net income (loss) from equity method investments	159	(264)	(2,004)

Total net income from equity method investments were € 159 million in 2012, compared to € (264) million in 2011. This increase was mainly driven by a positive equity pick-up of € 311 million from the Group's investment in Hua Xia Bank Company Limited, partly offsetted by an impairment charge of € 257 million recognized in the first quarter of 2012 related to Actavis Group before reclassification from equity method investments to held for sale.

For further details on the development of Actavis Group in 2012, please refer to Note 26 "Non-Current Assets and Disposal Groups Held for Sale".

In 2010 a charge of approximately € 2.3 billion attributable to the equity method investment in Deutsche Postbank AG prior to consolidation was included. On December 3, 2010, Deutsche Bank gained a controlling majority in Postbank shares and commenced consolidation of the Postbank Group as of that date. As a consequence the Group ceased equity method accounting for its investment in Postbank. Further detail is included in Note 04 "Acquisitions and Dispositions".

There was no unrecognized share of losses of an investee, neither for the period, nor cumulatively.

Equity method investments for which there were published price quotations had a carrying value of € 2.4 billion and a fair value of € 1.8 billion as of December 31, 2012, and a carrying value of € 2.2 billion and a fair value of € 2.1 billion as of December 31, 2011. According to the Group's accounting policy relating to Associates and Jointly Controlled Entities, as described in Note 01 "Significant Accounting Policies", no objective evidence of impairment was determined.

The investees have no significant contingent liabilities to which the Group is exposed.

In 2012 and 2011, none of the Group's investees experienced any significant restrictions on transferring funds in the form of cash dividends, or repayment of loans or advances.

Hua Xia Bank. On May 6, 2010, Deutsche Bank announced that it had signed a binding agreement to subscribe for newly issued shares in Hua Xia Bank Co. Ltd. ("Hua Xia Bank") for a total subscription price of RMB 5.6 billion (€ 587 million). Deutsche Bank's subscription was part of a private placement of Hua Xia Bank shares to its three largest shareholders with an overall issuance value of up to RMB 20.8 billion (€ 2.2 billion). Upon final settlement of the transaction, which was effective with the registration of the new shares on April 26, 2011, this investment increased Deutsche Bank's equity stake in Hua Xia Bank from 17.12 % to 19.99 % of issued capital.

The purchase of the newly issued shares was subject to substantive regulatory approvals to be granted by various Chinese regulatory agencies. The last substantive regulatory approval, which resulted in Deutsche Bank having a claim to receive the additional shares and the associated voting rights, was received on February 11, 2011.

Upon this date, the new shares to be issued have been taken into consideration when assessing Deutsche Bank's level of influence in accordance with IAS 28, "Investments in Associates", because they represent potential voting rights.

As of February 11, 2011, Deutsche Bank's influence was represented by the existing voting rights of 17.12 % and the potential voting rights of 2.87 %. The resulting 19.99 % of the voting power is considered to evidence significant influence because it is materially equal to the 20 % of the voting power upon which significant influence is generally presumed to exist. Furthermore, Deutsche Bank's significant influence is evidenced by the fact that Deutsche Bank has successfully negotiated its stake increase with Hua Xia Bank's management and the other stakeholders and is represented on four of six of Hua Xia Bank Board Committees.

The equity method of accounting has been applied from February 11, 2011.

Upon reclassifying the investment from Financial assets available for sale to Equity method investments in the first quarter 2011, Deutsche Bank used the remeasurement approach by analogy to IFRS 3R, "Business Combinations". As a result unrealized net gains of € 263 million previously recorded in Other comprehensive income were reclassified into Net gains (losses) on financial assets available for sale in the income statement.

As of December 31, 2012 and December 31, 2011 the carrying value of the reclassified investment was € 2.3 billion and € 2.0 billion, respectively,

19 – Loans

Loans by industry classification

in € m.	Dec 31, 2012	Dec 31, 2011
Banks and insurance	27,849	35,308
Manufacturing	23,203	22,754
Households (excluding mortgages)	39,373	38,657
Households – mortgages	141,601	135,531
Public sector	15,378	16,412
Wholesale and retail trade	17,026	15,045
Commercial real estate activities	45,225	46,143
Lease financing	1,021	1,679
Fund management activities	16,777	24,952
Other	74,659	80,576
Gross loans	402,112	417,057
(Deferred expense)/unearned income	137	381
Loans less (deferred expense)/unearned income	401,975	416,676
Less: Allowance for loan losses	4,696	4,162
Total loans	397,279	412,514

20 – Allowance for Credit Losses

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

Breakdown of the movements in the Group's allowance for loan losses

			2012			2011			2010
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	2,011	2,150	4,162	1,643	1,653	3,296	2,029	1,313	3,343
Provision for loan losses	1,115	613	1,728	907	925	1,832	562	751	1,313
Net charge-offs:	(762)	(324)	(1,086)	(512)	(385)	(897)	(896)	(404)	(1,300)
Charge-offs	(798)	(483)	(1,281)	(553)	(512)	(1,065)	(934)	(509)	(1,443)
Recoveries	36	158	195	41	127	168	38	104	143
Changes in the group of consolidated companies	–	–	–	–	(0)	(0)	–	–	–
Exchange rate changes/other	(98)	(9)	(107)	(26)	(43)	(69)	(53)	(6)	(60)
Allowance, end of year	2,266	2,430	4,696	2,011	2,150	4,162	1,643	1,653	3,296

Activity in the Group's allowance for off-balance sheet positions (contingent liabilities and lending commitments)

			2012			2011			2010
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	127	98	225	108	110	218	83	124	207
Provision for off-balance sheet positions	(7)	0	(7)	19	(12)	7	(18)	(21)	(39)
Usage	–	–	–	–	–	–	–	–	–
Changes in the group of consolidated companies	–	–	–	(0)	0	0	42	–	42
Exchange rate changes/other	(2)	(1)	(3)	(0)	0	0	1	7	8
Allowance, end of year	118	97	215	127	98	225	108	110	218

In 2010 the Group recorded changes in the group of consolidated companies for off-balance sheet allowances following the consolidation of acquisitions amounting to € 34 million for Postbank Group and € 8 million for Sal. Oppenheim/BHF-BANK.

21 – Transfers of Financial Assets

The Group enters into transactions in which it transfers financial assets held on the balance sheet and as a result may either be eligible to derecognize the transferred asset in its entirety or must continue to recognize the transferred asset to the extent of any continuing involvement, depending on certain criteria. These criteria are discussed in Note 01 "Significant Accounting Policies".

Where financial assets are not eligible to be derecognized, the transfers are viewed as secured financing transactions, with any consideration received resulting in a corresponding liability. The Group is not entitled to use these financial assets for any other purposes. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.

The Group could retain some exposure to the future performance of a transferred asset either through new or existing contractual rights and obligations, however, and still be eligible to derecognize the asset. This on-going involvement will be recognized as a new instrument which may be different from the original financial asset that was transferred. Typical transactions include retaining senior notes of non-consolidated securitizations to which originated loans have been transferred; financing arrangements with SPE's to which the Group has sold a portfolio of assets; or sales of assets with credit-contingent swaps. The Group's exposure to such transactions is not considered to be significant as any substantial retention of risks associated with the transferred asset will commonly result in an initial failure to derecognize. Transactions not considered to result in an ongoing involvement include normal warranties on fraudulent activities that could invalidate a transfer in the event of legal action, qualifying pass-through arrangements and standard trustee or administrative fees that are not linked to performance.

Information on asset types and associated transactions that did not qualify for derecognition[1]

in € m.	Dec 31, 2012	Dec 31, 2011
Carrying amount of transferred assets		
Trading securities not derecognized due to the following transactions:		
Repurchase agreements	51,020	49,401
Securities lending agreements	36,109	31,245
Total return swaps	10,056	9,857
Consolidated Group Sponsored Securitizations	1,889	2,044
Total trading securities	99,074	92,547
Other trading assets	1,579	2,035
Financial assets available for sale	992	10,225
Loans	2,723	4,461
Total	104,368	109,268
Carrying amount of associated liabilities	92,372	89,927

[1] The amendments to IFRS7 introduced an extended transfer definition, therefore widened the scope of the disclosure. See Note 03 "Recently Adopted and New Accounting Pronouncements".

As of December 31, 2012 the fair value of transferred assets that did not qualify for derecognition and where the associated liability is recourse only to those assets was € 3.4 billion. They included Trading securities, Financial assets available for sale and Loans with a fair value of € 1.9 billion, € 344 million and € 1.1 billion respectively. The fair value of associated liabilities that have recourse only to such transferred assets was € 3.4 billion.

Carrying value of assets transferred in which the Group still accounts for the asset to the extent of its continuing involvement:

in € m.	Dec 31, 2012	Dec 31, 2011
Carrying amount of the original assets transferred:		
Trading securities	839	1,383
Other trading assets	2,013	7,302
Carrying amount of the assets continued to be recognized:		
Trading securities	805	1,367
Other trading assets	300	2,078
Carrying amount of associated liabilities	1,037	3,467

The impact on the Group's Balance Sheet of on-going involvement associated with transferred assets derecognized in full:

			Dec 31, 2012
in € m.	Carrying value	Fair value	Maximum Exposure to Loss
Loans:			
Securitization notes	1,888	1,798	2,012
Total Loans	1,888	1,798	2,012
Financial assets held at Fair Value through the P&L:			
Securitization notes	1,143	1,143	1,143
Non-standard Interest Rate, cross-currency or inflation-linked swap	32	32	32
Total Financial assets held at Fair Value through the P&L	1,175	1,175	1,175
Financial assets available for sale:			
Securitization notes	29	29	29
Loans	–	–	–
Total Financial assets available for sale	29	29	29
Total financial assets representing on-going involvement	3,092	3,002	3,216
Financial liabilities held at Fair Value through the P&L:			
Non-standard Interest Rate, cross-currency or inflation-linked swap	(36)	(36)	–
Total financial liabilities representing on-going involvement	(36)	(36)	–

The impact on the Group's Statement of Income of on-going involvement associated with transferred assets derecognized in full:

			Dec 31, 2012
in € m.	Year-to-date P&L	Cumulative P&L	Gain/(loss) on disposal
Securitization notes	190	(139)	–[1]
Non-standard IRS, CCS, inflation-linked swap	(8)	407	5
Other[2]	–	21	34
Net gains/(losses) recognized from on-going involvement in derecognized assets	182	289	39

[1] Typically, sales of assets into securitization vehicles were of assets that were classified as Fair Value through P&L, therefore any gain or loss on disposal is immaterial.
[2] On-going involvement in sold equity positions in the form of a deeply out-of-the-money option, contingent on several unlikely events and therefore not expected to be exercised. As a result, the carrying and fair value of this option is considered to be nil.

22 –
Assets Pledged and Received as Collateral

The Group pledges assets primarily for repurchase agreements and securities borrowing agreements which are generally conducted under terms that are usual and customary for standard securitized borrowing contracts. In addition, the Group pledges collateral against other borrowing arrangements and for margining purposes on OTC derivative liabilities.

Carrying value of the Group's assets pledged as collateral for liabilities or contingent liabilities

in € m.	Dec 31, 2012	Dec 31, 2011
Interest-earning deposits with banks	150	71
Financial assets at fair value through profit or loss	89,138	83,862
Financial assets available for sale	6,413	11,886
Loans	57,022	45,052[1]
Other	570	330
Total	153,293	141,201

[1] Prior year numbers have been amended.

Assets transferred where the transferee has the right to sell or repledge are disclosed on the face of the balance sheet. As of December 31, 2012 and December 31, 2011, these amounts were € 91 billion and € 99 billion, respectively.

As of December 31, 2012 and December 31, 2011, the Group had received collateral with a fair value of € 311 billion and € 304 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. As of December 31, 2012 and December 31, 2011, the Group had resold or repledged € 261 billion and € 262 billion, respectively. This was primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

23 – Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction-in-progress	Total
Cost of acquisition:					
Balance as of January 1, 2011	4,646	3,621	1,813	298	10,378
Changes in the group of consolidated companies	(18)	(2)	–	–	(20)
Additions	31	309	111	343	794
Transfers	1	263	127	(209)	182
Reclassifications (to)/from 'held for sale'	(354)	(108)	–	(4)	(466)
Disposals	57	179	95	–	331
Exchange rate changes	53	29	17	1	100
Balance as of December 31, 2011	4,302	3,933	1,973	429	10,637
Changes in the group of consolidated companies	–	1	3	–	4
Additions	18	327	132	137	614
Transfers	(20)	42	116	(323)	(185)
Reclassifications (to)/from 'held for sale'	(96)	(6)	–	–	(102)
Disposals	146	210	66	–	422
Exchange rate changes	(40)	(33)	(12)	(8)	(93)
Balance as of December 31, 2012	4,018	4,054	2,146	235	10,453
Accumulated depreciation and impairment:					
Balance as of January 1, 2011	1,330	2,132	1,114	–	4,576
Changes in the group of consolidated companies	(1)	1	–	–	–
Depreciation	86	389	138	–	613
Impairment losses	137	5	1	–	143
Reversals of impairment losses	–	–	–	–	–
Transfers	(4)	76	(7)	–	65
Reclassifications (to)/from 'held for sale'	(94)	3	(2)	–	(93)
Disposals	19	149	74	–	242
Exchange rate changes	22	28	16	–	66
Balance as of December 31, 2011	1,457	2,485	1,186	–	5,128
Changes in the group of consolidated companies	–	(0)	(0)	–	(0)
Depreciation	82	401	155	–	638
Impairment losses	0	29	0	–	29
Reversals of impairment losses	–	0	–	–	0
Transfers	4	(1)	(6)	–	(3)
Reclassifications (to)/from 'held for sale'	(3)	(2)	(1)	–	(6)
Disposals	54	171	17	–	242
Exchange rate changes	(18)	(24)	(12)	–	(54)
Balance as of December 31, 2012	1,468	2,717	1,305	–	5,490
Carrying amount:					
Balance as of December 31, 2011	2,845	1,448	787	429	5,509
Balance as of December 31, 2012	2,550	1,337	841	235	4,963

Impairment losses on property and equipment are recorded within general and administrative expenses for the income statement.

In 2011 an impairment charge of € 135 million on owner occupied property was taken for The Cosmopolitan of Las Vegas to reflect lower revenue expectations.

In the first quarter 2011 the Group headquarters in Frankfurt am Main previously accounted for as property and equipment was classified as held for sale. For further details on the assets held for sale please refer to Note 26 "Non-Current Assets and Disposal Groups Held for Sale". For further information on the subsequent sale-and-leaseback transaction please refer to Note 24 "Leases".

The carrying value of items of property and equipment on which there is a restriction on sale was € 181 million as of December 31, 2012.

Commitments for the acquisition of property and equipment were € 27 million at year-end 2012.

24 – Leases

The Group is lessee under lease arrangements covering property and equipment.

Finance Lease Commitments

Most of the Group's finance lease arrangements are made under usual terms and conditions. The Group has one significant lease contract that includes a bargain purchase option to acquire the building at expiration of the leasing contract.

Net Carrying Value of Leasing Assets Held under finance leases

in € m.	Dec 31, 2012	Dec 31, 2011
Land and buildings	90	86
Furniture and equipment	2	1
Other	–	1
Net carrying value	92	88

Future Minimum Lease Payments Required under the Group's Finance Leases

in € m.	Dec 31, 2012	Dec 31, 2011
Future minimum lease payments:		
not later than one year	10	10
later than one year and not later than five years	37	39
later than five years	10	4
Total future minimum lease payments	57	53
less: Future interest charges	15	7
Present value of finance lease commitments	42	46
Future minimum lease payments to be received	11	14
Contingent rent recognized in the income statement[1]	1	1

[1] The contingent rent is based on market interest rates, such as three months EURIBOR; below a certain rate the Group receives a rebate.

Operating Lease Commitments

The Group leases the majority of its offices and branches under long-term agreements. Most of the lease contracts are made under usual terms and conditions, which means they include options to extend the lease by a defined amount of time, price adjustment clauses and escalation clauses in line with general office rental market conditions. However the lease agreements do not include any clauses that impose any restriction on the Group's ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. The Group has one significant lease contract which contains five options to extend the lease each for a period of five years and there is no purchase option in this specific lease.

Future Minimum Lease Payments Required under the Group's Operating Leases

in € m.	Dec 31, 2012	Dec 31, 2011
Future minimum rental payments:		
not later than one year	880	891
later than one year and not later than five years	2,426	2,572
later than five years	1,745	2,246
Total future minimum rental payments	5,051	5,709
less: Future minimum rentals to be received	190	204
Net future minimum rental payments	4,861	5,505

As of December 31, 2012 the total future minimum rental payments included € 451 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The Group entered into a 181 months leaseback arrangement for the entire facility in connection with the transaction.

In 2012, the rental payments for lease and sublease agreements amounted to € 852 million. This included charges of € 860 million for minimum lease payments and € 22 million for contingent rents as well as € 30 million related to sublease rentals received.

25 –
Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2012, and 2011, are shown below by cash-generating units ("CGU"). Following the re-organization of reportable business segments in the fourth quarter 2012 (for details, please refer to Note 05 "Business Segments and Related Information"), the Group's former primary CGUs AM and PWM have been merged into one single CGU AWM. In addition, the former Corporate Division and primary CGU CI became part of the newly reportable NCOU Corporate Division, which comprises two separate CGUs labeled as Wholesale Assets and Operating Assets.

Goodwill allocated to cash-generating units

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit[1]	Others	Total
Balance as of January 1, 2011	3,332	487	3,724	3,025	–	194	10,762
Goodwill acquired during the year	–	–	25	–	–	–	25
Purchase accounting adjustments	–	(11)	–	45	–	–	34
Transfers	44	(44)	–	–	–	–	–
Reclassification from (to) 'held for sale'	(4)	–	–	(5)	–	–	(9)
Goodwill related to dispositions without being classified as 'held for sale'	–	–	–	–	–	–	–
Impairment losses[2]	–	–	–	–	–	–	–
Exchange rate changes/other	81	8	68	1	–	3	161
Balance as of December 31, 2011	3,453	440	3,817	3,066	–	197	10,973
Gross amount of goodwill	3,453	440	3,817	3,066	230	692	11,698
Accumulated impairment losses	–	–	–	–	(230)	(495)	(725)
Balance as of January 1, 2012	3,453	440	3,817	3,066	–	197	10,973
Goodwill acquired during the year	–	–	–	–	–	–	–
Purchase accounting adjustments	–	–	–	–	–	–	–
Transfers	(279)	–	189	(331)	421	–	–
Reclassification from (to) 'held for sale'	–	(1)	(1)	–	–	–	(2)
Goodwill related to dispositions without being classified as 'held for sale'	(1)	–	–	–	–	–	(1)
Impairment losses[2]	(1,174)	–	–	–	(421)	–	(1,595)
Exchange rate changes/other	(46)	(7)	(26)	1	–	–	(78)
Balance as of December 31, 2012	1,953	432	3,979	2,736	–	197	9,297
Gross amount of goodwill	3,127	432	3,979	2,736	651	684	11,609
Accumulated impairment losses	(1,174)	–	–	–	(651)	(487)	(2,312)

1 Includes primary CGUs NCOU Wholesale Assets and NCOU Operating Assets.
2 Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.

In addition to the primary CGUs, the segments CB&S and NCOU carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments' primary CGUs. Such goodwill is summarized as "Others" in the table above. The nonintegrated investments in the NCOU consist of Maher Terminals LLC and Maher Terminals of Canada Corp.

In 2012, goodwill changes mainly included impairments of € (1,595) million recorded in the fourth quarter as a result of the annual goodwill impairment test conducted under the organizational structures both prior to as well as post re-segmentation (for details, please refer to the following section "Goodwill Impairment Test"). In the course of the re-segmentation, a number of businesses were transferred to AWM and to the two NCOU CGUs. Accordingly, goodwill of € 182 million was reallocated from CB&S to AWM (transfer of the ETF business). Prior to the NCOU impairment, goodwill of € 369 million had been reallocated to Wholesale Assets (€ 97 million from CB&S and € 272 million from PBC) and € 52 million to Operating Assets (from PBC). Furthermore, upon the sale of Postbank's Asset Management business to the DWS Group in the third quarter 2012, goodwill of € 7 million was transferred from PBC to AWM.

In 2011, additions to goodwill of € 25 million related to the step-acquisition of the outstanding interests in Deutsche UFG Capital Management in November 2011. Purchase accounting adjustments recorded against goodwill in 2011 amounted to a net € 34 million, mainly from refinements of € 45 million in connection with the finalization of the acquisition accounting for Deutsche Postbank AG ("Postbank"; PBC) and € (11) million from the conclusion of a contingent purchase consideration payment related to the full acquisition of Deutsche Bank HedgeWorks (GTB) in 2008. With the change in management responsibility for the former Capital Markets Sales business unit in the third quarter 2011 (see Note 05 "Business Segments and Related Information"), goodwill of € 44 million related to this business was transferred from GTB to CB&S.

Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to CGUs. On the basis as described in Note 01 "Significant Accounting Policies", the Group's primary CGUs are as outlined above. "Other" goodwill is tested individually for impairment on the level of each of the nonintegrated investments. Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying CGU with its carrying amount. In addition, in accordance with IAS 36, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU's fair value less costs to sell and its value in use.

The carrying amount of a primary CGU is derived using a capital allocation model. The allocation uses the Group's total equity at the date of valuation. Total equity is adjusted for specific effects related to nonintegrated investments, which are tested separately for impairment as outlined above, and for an add-on adjustment for goodwill attributable to noncontrolling interests. This total carrying amount is allocated to the primary CGUs in a two-step process. In the first step, total equity that is readily identifiable is allocated to the respective individual CGUs. This includes goodwill (plus the add-on adjustment for noncontrolling interests), unamortized other intangible assets as well as certain unrealized net gains and losses recorded directly in equity and noncontrolling interests. In the second step, the remaining balance of the total carrying amount is allocated across the CGUs based on the CGU's share of risk-weighted assets and certain capital deduction items relative to the Group (each is adjusted for items pertaining to nonintegrated investments). The carrying amount for nonintegrated investments is determined on the basis of their respective equity.

As a result of the Group's re-segmentation during the fourth quarter 2012 (see Note 05 "Business Segments and Related Information – Business Segments" for details), the annual impairment test had to be conducted both in the structure prior to re-segmentation ("old structure") and post re-segmentation ("new structure").

The annual goodwill impairment tests in 2012 resulted in goodwill impairments totaling € 1,595 million, consisting of € 1,174 million in the CGU CB&S under the old structure and of € 421 million in the CGUs Wholesale Assets (€ 369 million) and Operating Assets (€ 52 million) within the Corporate Division NCOU under the new structure.

Sensitivity of impairment in CB&S (old structure) to certain key assumptions

in € bn.	Goodwill impairment
Recorded impairment loss	1.2
Discount rate (post tax)	
Adverse Change (+25 basis points)	2.4
Positive Change (–25 basis points)	no impairment
Long term growth rates	
Adverse Change (–25 basis points)	1.5
Positive Change (+25 basis points)	0.8
Projected future earnings	
Adverse Change (–5 %)	3.3
Positive Change (+5 %)	no impairment

The impairment in CB&S (old structure) was mainly due to an increase in the discount rate, lower earnings projections as a result of a muted market outlook and certain extraordinary items expected in the short to medium term, leading to more conservative revenue growth assumptions, partially offset by planned cost savings. The impairment was determined under the value in use concept using a discounted cash flow ("DCF") model employing a pre-tax discount rate of 15.0 %, which was determined implicitly based on a post-tax rate of 11.1 %. As CB&S under the old structure included assets subsequently allocated to the CGU NCOU Wholesale Assets, the description of key assumptions, management's approach to determining the values assigned to key assumptions as well as the uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect mentioned in the below table for NCOU Wholesale Assets, also apply to CB&S under the old structure. Similarly, the key assumptions for all other primary CGUs under the old structure can be obtained from the key assumptions table for CGUs under the new structure and taking re-segmentation into consideration.

After the impairment test in the old structure, goodwill was reallocated to the CGUs under the new structure applying the concept of relative values for those groups that were identified as businesses in line with IFRS 3. The impairments in the CGUs Wholesale Assets and Operating Assets within the Corporate Division NCOU (new structure) occurred immediately and resulted from overall negative earnings projections as part of the Group's stated objective of accelerated de-risking of non-core activities. Both impairments were determined under the value in use concept using a DCF model and reflect key assumptions as mentioned below under "key assumptions and sensitivities". Management believes that no reasonable possible changes in key assumptions would have materially impacted the impairments of goodwill in NCOU Wholesale Assets and Operating Assets under the new structure.

The annual goodwill impairment tests in 2011 and 2010 did not result in an impairment loss of goodwill of the Group's primary CGUs as the recoverable amounts for these CGUs were higher than their respective carrying amounts.

Recoverable Amount

The Group determines the recoverable amount of its primary CGUs on the basis of value in use and employing a DCF model, which reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements.

The DCF model uses earnings projections and respective capitalization assumptions (with a Core Tier 1 ratio increasing to 10 %) based on five-year financial plans agreed by management and are discounted to their present value. Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level and are, in case of a going concern, assumed to increase by or converge towards a constant long-term growth rate of 3.6 % (2011: 3.6 %). This is based on expectations for the development of gross domestic product and inflation, and are captured in the terminal value.

Key Assumptions and Sensitivities

Key Assumptions: The value in use of a CGU is sensitive to the earnings projections, to the discount rate applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates.

Primary cash-generating units

	Discount rate (pre-tax, determined implicitly based on post-tax rates)	
	2012	2011
Corporate Banking & Securities	15.4 %	14.3 %
Global Transaction Banking	12.6 %	12.1 %
Asset & Wealth Management	12.7 %	N/M[1]
Private & Business Clients	14.8 %	13.5 %
Non-Core Operations Unit[2]	13.7 %/15.8 %	N/M

N/M – Not meaningful
[1] Respective pre-tax discount rates were in 2012 for AWM in old structure 12.7 % (2011: 12.5 %) and for PWM in old structure 12.1 % (2011: 11.9 %).
[2] Comprises of two primary CGUs: NCOU Wholesale Assets (13.7 %) and NCOU Operating Assets (15.8 %). Stated pre-tax discount rates assume worst case post-tax valuation scenarios, whereas both CGUs are valued applying identical post-tax discount rates. Varying pre-tax rates are due to different cash-flow composition and pattern.

Primary cash-generating unit	Description of key assumptions	Management's approach to determining the values assigned to key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
Corporate Banking & Securities	- Reap benefits from efficiency and cost reduction program announced and launched in 2012 - Capitalize on synergies with other areas of the organization - Focus on client flows and solutions, benefiting from leading client market shares and higher customer penetration - Corporate Finance fee pools and Sales & Trading revenue pools increase slowly, as volatility recedes and economic growth stabilizes - Sustained asset efficiency under new regulatory framework and rigorously managed risk exposure - Continued targeted risk reductions and execution of management action to mitigate the impact of regulatory change	- The key assumptions have been based on a combination of internal and external studies (consulting firms, research) - Management estimates concerning efficiency and cost reduction program based on progress made to date across various initiatives	- Potentially weaker macroeconomic environment due to protracted sovereign debt crisis and potential contagion risk leading to slowdown in activity and reduced investor appetite - Structure and content of a range of regulatory changes being drafted in various jurisdictions could have a more severe impact than anticipated - Potential margin compression and increased competition in products with lower capital requirements beyond expected levels - Outcome of litigation cases - Cost savings and expected benefits from Group-wide Operational Excellence Program (OpEx) are not realized as anticipated - Delay in execution of risk mitigation strategies
Global Transaction Banking	- Cost savings in light of Group-wide OpEx - Capitalize on synergies resulting from closer co-operation with other areas of the bank - Moderate macroeconomic recovery - Persisting low interest rate levels - Positive development of international trade volumes, cross-border payments and corporate actions - Deepening relationships with Complex Corporates and Institutional Clients in existing regions while pushing further growth in Emerging Markets - Successful turn-around of the commercial banking activities in the Netherlands	- The key assumptions have been based on a combination of internal and external sources - Macroeconomic trends are supported by studies while internal plans and impact from efficiency initiatives have been based on management assumptions	- Slowdown of the world economy and continued sovereign debt crisis and its impact on trade volumes, interest rates and foreign exchange rates - Unfavorable margin development and adverse competition levels in key markets and products beyond expected levels - Uncertainty around regulation and its potential implications not yet anticipated - Cost savings in light of Group-wide OpEx do not materialize as anticipated - Outcome of potential legal matters - Benefits from the turn-around measures of the commercial banking activities in the Netherlands are not realized as expected

Asset & Wealth Management	- Cost savings in light of Group-wide OpEx and AWM platform optimization from merger of AM, PWM and Passive CB&S to form AWM
	- Expanding business with ultra high net worth clients
	- Building out the alternatives and passive/ETF businesses
	- Home market leadership in Germany through PWM and DWS
	- Strong coverage of emerging markets
	- Organic growth strategy in Asia/Pacific and Americas as well as intensified co-operation with CB&S and GTB
	- Maintained or increased market share in the fragmented competitive environment
	- AWM's overall internal strategy continuously driven by
	  - Wealth creation and activation,
	  - Growth of the retirement market,
	  - Insurance outsourcing,
	  - New packaging innovation,
	  - Institutionalization of alternatives,
	  - Separation of alpha and beta,
	  - Climate Change and sustainable investing
		- The key assumptions have been based on a combination of internal and external sources
		- Macroeconomic data and market data based on DB Research forecasts
		- Management estimates concerning AWM integration and cost reduction program based on progress made to date across various initiatives and review of duplication
			- Major industry threats, i.e. market volatility, European sovereign debt crisis, increasing costs from regulatory changes
			- Investors continue to hold assets out of the markets, retreat to cash or simpler, lower fee products
			- Business/execution risks, i.e. under achievement of 2013 net new money targets if European sovereign debt crisis affects Deutsche Bank's stability, loss of high quality relationship managers
			- Difficulties in executing organic growth strategies through certain restrictions, e.g. unable to hire relationship managers
			- Cost savings following efficiency gains and expected IT/process improvements are not achieved to the extent planned
			- Uncertainty around regulation and its potential implications not yet anticipated
			- Potential impact from strategic review of certain parts of the business

Primary cash-generating unit	Description of key assumptions	Management's approach to determining the values assigned to key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
Private & Business Clients	- Cost savings in light of Group-wide OpEx - Leading position in home market Germany, strong position in other European markets and growth options in key Asian countries - Achievement of synergies between Deutsche Bank and Postbank on the revenue and the cost side - Market share gains in Germany using the strong advisory proposition - Leveraging stake in and cooperation with Hua Xia Bank in China and further organic growth in India	- The key assumptions have been based on a combination of internal and external sources - All assumptions regarding PBC's future development are supported by respective projects and initiatives - All initiatives were based on a business case developed by management validated by internal and external data	- Significant economic decline potentially resulting in higher unemployment rates, increasing credit loss provisions and lower business growth - Continued low interest rates - Synergies related to Postbank acquisition are not realized or are realized later than foreseen - Costs to achieve the synergies are higher than foreseen
Non-Core Operations Unit Wholesale Assets	- Continued execution of successful de-risking program - Continued capitalization of other divisions sales and distribution networks to facilitate successful de-risking program	- The key assumptions have been based on a combination of internal and external studies (consulting firms, research) - Management estimates concerning the timing and quantum of disposal costs	- Potentially weaker macroeconomic environment due to protracted sovereign debt crisis and potential contagion risk leading to slowdown in activity and reduced ability to de-risk at an economically viable level - Structure and content of a range of regulatory changes being drafted in various jurisdictions could have a more severe impact than anticipated - Outcome of litigation cases
Non-Core Operations Unit Operating Assets	- Continued efforts to improve the underlying performance of operating assets in preparation for eventual sale	- The key assumptions have been based on a combination of internal and external studies (consulting firms, research) - Management estimates concerning the timing and quantum of future sale of operating assets	- Potentially weaker macroeconomic environment due to protracted sovereign debt crisis and potential contagion risk leading to slowdown in activity and reduced ability to dispose of operating assets at an economically viable level - Outcome of litigation cases

Sensitivities: In validating the value in use determined for the CGUs, certain external factors as well as the major value drivers of each CGU are reviewed regularly. Throughout 2012, share prices of banking stocks continued to be volatile, suffering from the pronounced uncertainty of market participants. In this environment, Deutsche Bank's market capitalization remained below book value. In order to test the resilience of the value in use, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized. Management believes that the only CGUs where reasonable possible changes in key assumptions could cause an impairment loss in new structure were CB&S and PBC, for which the recoverable amount exceeded the respective carrying amount by 45 % or € 9.1 billion (CB&S) and 21 % or € 2.9 billion (PBC).

Change in certain key assumptions to cause the recoverable to equal the carrying amount

Change in Key Assumptions	CB&S	PBC
Discount rate (post tax) increase from/to	11.1 %/13.7 %	10.8 %/12.1 %
Projected future earnings in each period	(21) %	(13) %
Long term growth rates	N/M[1]	N/M[1]

N/M – Not meaningful
[1] A rate of 0 % would still lead to a recoverable amount in excess of the carrying amount.

The recoverable amounts of all remaining primary CGUs were substantially in excess of their respective carrying amounts. A triggering event review as of December 31, 2012 confirmed that there was no indication that the remaining goodwill of the primary CGUs might be impaired.

However, certain political or global risks for the banking industry such as a further escalation of the European sovereign debt crisis, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion as well as a prospective slowdown of GDP growth may negatively impact the performance forecasts of certain of the Group's CGUs and, thus, could result in an impairment of goodwill in the future.

Other Intangible Assets

The changes of other intangible assets by asset classes for the years ended December 31, 2012, and 2011, are as follows.

	Purchased intangible assets								Internally generated intangible assets	Total other intangible assets
	Unamortized			Amortized					Amortized	
in € m.	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Customer-related intangible assets	Value of business acquired	Contract-based intangible assets	Software and other	Total amortized purchased intangible assets	Software	
Cost of acquisition/manufacture:										
Balance as of January 1, 2011	870	418	1,288	1,689	780	763	857	4,089	955	6,332
Additions	–	4	4	30	10	37	28	105	476	585
Changes in the group of consolidated companies	–	29	29	(247)	–	32	–	(215)	(26)	(212)
Disposals	–	1	1	–	–	1	11	12	11	24
Reclassifications from (to) 'held for sale'	–	–	–	26	–	(165)	33	(106)	6	(100)
Transfers	–	(3)	(3)	–	–	12	(3)	9	13	19
Exchange rate changes	24	(1)	23	(2)	24	20	5	47	12	82
Balance as of December 31, 2011	894	446	1,340	1,496	814	698	909	3,917	1,425	6,682
Additions	–	–	–	22	12	–	43	77	705	782
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–	–
Disposals	–	–	–	–	–	–	23	23	18	41
Reclassifications from (to) 'held for sale'	–	–	–	–	–	–	(1)	(1)	–	(1)
Transfers	–	(4)	(4)	–	–	–	16	16	153	165
Exchange rate changes	(16)	(2)	(18)	1	22	(12)	(6)	5	(4)	(17)
Balance as of December 31, 2012	878	440	1,318	1,519	848	686	938	3,991	2,261	7,570
Accumulated amortization and impairment:										
Balance as of January 1, 2011	96	1	97	401	104	157	406	1,068	334	1,499
Amortization for the year	–	–	–	117	22	40	122	301	85	386[1]
Changes in the group of consolidated companies	–	–	–	–	–	–	(7)	(7)	(6)	(13)
Disposals	–	–	–	–	–	–	9	9	7	16
Reclassifications from (to) 'held for sale'	–	–	–	22	–	(97)	27	(48)	5	(43)
Impairment losses	–	2	2	–	–	–	–	–	–	2[2]
Reversals of impairment losses	–	–	–	–	–	–	–	–	–	–
Transfers	–	–	–	(1)	–	1	(36)	(36)	41	5
Exchange rate changes	3	(1)	2	2	4	6	7	19	12	33
Balance as of December 31, 2011	99	2	101	541	130	107	510	1,288	464	1,853
Amortization for the year	–	–	–	114	31	37	100	282	174	456[3]
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–	–
Disposals	–	–	–	–	–	–	20	20	16	36
Reclassifications from (to) 'held for sale'	–	–	–	–	–	–	(1)	(1)	–	(1)
Impairment losses	202	2	204	86	–	–	3	89	95	388[4]
Reversals of impairment losses	–	–	–	–	–	–	–	–	–	–
Transfers	–	–	–	(1)	–	–	11	10	(2)	8
Exchange rate changes	(1)	(2)	(3)	1	3	(2)	(11)	(9)	(8)	(20)
Balance as of December 31, 2012	300	2	302	741	164	142	592	1,639	707	2,648
Carrying amount:										
As of December 31, 2011	795	444	1,239	955	684	591	399	2,629	961	4,829
As of December 31, 2012	578	438	1,016	778	684	544	346	2,352	1,554	4,922

1 Of which € 380 million were included in general and administrative expenses and € 6 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.
2 In 2011, impairments on unamortized intangible assets reflected a charge of € 2 million recorded in CB&S. The impairment related to the write-down of permits for a renewable energy investment.
3 The € 456 million were included in general and administrative expenses.
4 Of which € 291 million were included in impairment of intangible assets, consisting of impairments of retail management agreements (€ 202 million), customer-related intangible assets (€ 86 million) and trademarks (€ 2 million). Furthermore, € 96 million of impairments related to purchased (€ 1 million) and self-developed software (€ 95 million) were recorded in general and administrative expenses.

Amortized Intangible Assets

In 2012, additions to internally-generated intangible assets of € 705 million represent the capitalization of expenses incurred in conjunction with the Group's activities related to the development of internally generated software. Impairments recorded on customer-related intangible assets totaling € (86) million included € (73) million in connection with measures initiated in the fourth quarter 2012 to turnaround the acquired commercial banking activities in the Netherlands (GTB) and € (13) million related to the realignment of PBC's Consumer Banking proposition. The impairment of self-developed software of € (95) million was mainly the result of changes in the planned deployment of an IT system in AWM.

In 2011, additions to amortized purchased intangible assets of € 105 million mainly included capitalized payments pertaining to new servicing arrangements related to the Group's depository receipts programs (customer-related intangible assets of € 30 million), capitalized expenses for purchased software (€ 28 million) and deferred policy acquisition costs (€ 10 million) related to incremental costs of acquiring investment management contracts which are commissions payable to intermediaries and business counterparties of the Group's insurance business (see Note 39 "Insurance and Investment Contracts"). Furthermore, the capitalization of expenses incurred in relation to the Group's activities related to the development of internally generated software (€ 476 million) contributed to the increase of this intangible asset category.

Changes in the group of consolidated companies in 2011 mainly related to the finalization of the purchase price allocation for the acquisition of Postbank which resulted in net refinements of € (200) million reflected in several classes of other intangible assets. These included adjustments to customer-related amortizing intangible assets of € (247) million, mainly representing refinements to customer relationships. Further adjustments related to internally developed software (€ (20) million), beneficial contracts (€ 32 million) and trademarks (net € 35 million, thereof € 29 million related to the Postbank trademark which is classified as unamortized other intangible asset).

In 2010, impairments recorded on other intangible assets of € 41 million included a charge of € 29 million relating to the client portfolio of an acquired domestic custody services business recorded in GTB and a loss of € 12 million recorded in the retirement of purchased software included in AWM.

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Note 01 "Significant Accounting Policies" and Note 39 "Insurance and Investment Contracts").

Useful lives of other amortized intangible assets by asset class

	Useful lives in years
Internally generated intangible assets:	
Software	up to 10
Purchased intangible assets:	
Customer-related intangible assets	up to 25
Contract-based intangible assets	up to 23
Value of business acquired	up to 30
Other	up to 80

Unamortized Intangible Assets

Within this asset class, the Group recognizes certain contract-based and marketing-related intangible assets, which are deemed to have an indefinite useful life.

In particular, the asset class comprises the below detailed investment management agreements related to retail mutual funds and certain trademarks. Due to the specific nature of these intangible assets, market prices are ordinarily not observable and, therefore, the Group values such assets based on the income approach, using a post-tax DCF-methodology.

Retail investment management agreements: These assets, amounting to € 578 million, relate to the Group's U.S. retail mutual fund business and is allocated to the AWM CGU. Retail investment management agreements are contracts that give DWS Investments the exclusive right to manage a variety of mutual funds for a specified period. Since these contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. This intangible asset was recorded at fair value based upon a valuation provided by a third party at the date of the Group's acquisition of Zurich Scudder Investments, Inc. in 2002.

In 2012, a loss of € 202 million was recognized in the income statement as impairment of intangible assets. The impairment loss was predominantly due to declines in the expected development of invested asset flows, considering historical growth trends and impacts from the strategic review of the business conducted in 2012 as well as the competitive environment. In 2011, which also considered the then-announced strategic review of certain parts of the AM business, and 2010, there were no impairments as the recoverable amounts exceeded its carrying amount. The recoverable amount of the asset was calculated as fair value less costs to sell using the multi-period excess earnings method.

Trademarks: The other unamortized intangible assets include the Postbank (allocated to CGU PBC) and the Sal. Oppenheim (allocated to CGU AWM) trademarks, which were acquired in 2010. The Postbank trademark was initially recognised in 2010 at € 382 million. In finalizing the purchase price allocation in 2011, the fair value of the Postbank trademark increased to € 411 million. The Sal. Oppenheim trademark was recognised at € 27 million. Since both trademarks are expected to generate cash flows for an indefinite period of time, they are classified as unamortized intangible assets. Both trademarks were recorded at fair value at the acquisition date, based on third party valuations. Subsequent impairment reviews calculated the fair value less costs to sell of the trademarks based on the income approach using the relief-from-royalty method. Since acquisition, there have been no impairments.

26 – Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are included in Other assets and Other liabilities.

in € m.	Dec 31, 2012	Dec 31, 2011
Cash, due and deposits from banks, Central bank funds sold and securities purchased under resale agreements	0	–
Trading assets, Derivatives, Financial assets designated at fair value though P&L	–	2,012
Financial assets available for sale	4	115
Loans	–	–
Property and equipment	2	41
Other assets	101	198
Total assets classified as held for sale	107	2,366
Deposits, Central bank funds purchased and securities sold under resale agreements	–	–
Trading liabilities, Derivatives, Financial liabilities designated at fair value though P&L	–	–
Long-term debt	–	–
Other liabilities	78	1,669
Total liabilities classified as held for sale	78	1,669

As of December 31, 2012 and December 31, 2011, there were no unrealized net gains (losses) relating to non-current assets and disposal groups classified as held for sale included in Accumulated other comprehensive income.

Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2012

In the fourth quarter 2012, the Group classified a wholly owned subsidiary as a disposal group held for sale. The entity belongs to the Corporate Division GTB and provides merchant acquiring services to multi-national clients of the Group. Pursuant to the sales agreement reached with the acquirer, the unit is expected to be sold within one year. The classification of the disposal group to the held for sale category did not lead to an impairment loss.

In the third quarter 2012, the Group classified several disposal groups, mainly consisting of foreclosures, as held for sale within the Corporate Division CB&S. All assets are expected to be sold within one year. The classification as held for sale did not result in an impairment loss.

Within the Corporate Division AWM, the Group had also classified a disposal group, mainly consisting of real estate fund units, as held for sale. The disposal of the unit closed in the first quarter 2013. The classification as held for sale had led to an impairment loss of € 1 million, which was recognized in Other income in the second quarter 2012.

BHF-BANK

On September 20, 2012, the Group announced that it has reached an agreement with Kleinwort Benson Group, a wholly owned subsidiary of RHJ International, on the sale of BHF-BANK AG. The transaction is subject to regulatory approvals. Closing is not expected to occur before the publication of this report. Given the uncertainty created by outstanding substantive approvals, the Group does not consider held for sale classification appropriate as of year-end 2012 and will not reclassify the disposal group as held for sale until such approvals are given.

Disposals in 2012

Division	Disposal	Financial impact[1]	Date of the disposal
Former Corporate Investments	The exposure in Actavis mainly consisted of € 4.0 billion in loans and € 33 million in equity method investments.	As a result of the substantial progress towards an agreement for a third party to acquire Actavis, the Group recognized an impairment loss of € 257 million in the first quarter 2012, before its classification as held for sale. The classification as held for sale did not result in any additional impairment loss. Ongoing negotiations with the buyer may result in an adjustment to the contractual purchase price.	Fourth quarter 2012
Former Corporate Investments	Several buildings held as property and equipment.	None.	In 2012
Corporate Banking & Securities	A disposal group mainly including traded loans, mortgage servicing rights and financial guarantees.	An impairment loss of € 22 million was recorded in 2011.	First quarter 2012
Asset & Wealth Management	Several disposal groups and several assets previously acquired as part of the acquisition of the Sal. Oppenheim Group.	None.	In 2012

[1] Impairment losses and reversals of impairment losses are included in Other income.

Change in Classification in 2012

Division	Change in classification	Financial impact[1]	Date and reason for change in classification
Corporate Banking & Securities	An investment in an associate.	The classification of the investment as held for sale led to an initial impairment loss of € 2 million in 2011 and, due to a change in the fair value less cost to sell, to a reversal of that impairment loss of € 2 million in the first quarter 2012.	Second quarter 2012, as despite attempts to sell there have not been any buyers.

[1] Impairment losses and reversals of impairment losses are included in Other income.

Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2011

Division	Non-current assets and disposal groups held for sale	Financial impact[1]	Additional information
Corporate Banking & Securities	A disposal group, mainly consisting of traded loans, mortgage servicing rights and financial guarantees.	An impairment loss of € 22 million was recorded in 2011.	Disposals in 2012
Corporate Banking & Securities	An investment in an associate and several disposal groups.	The classification as held for sale of the investment in an associate led to an impairment loss of € 2 million in 2011. All other classifications did not result in any impairment loss.	Change in Classification in 2012
Asset & Wealth Management	Several disposal groups, mainly including property and equipment.	None.	Disposals in 2012

[1] Impairment losses and reversals of impairment losses are included in Other income.

Disposals in 2011

Division	Disposal	Financial impact[1]	Date of the disposal
Former Corporate Investments	The Group headquarters in Frankfurt am Main.	The classification of property and equipment of € 592 million as held for sale in the first quarter 2011 resulted in an initial impairment loss of € 34 million, with an additional impairment loss of € 13 million recorded in the second quarter 2011. On final settlement in the fourth quarter 2011 and after adjustments for retained assets, the Group sold assets of € 528 million, resulting in an impairment loss of € 37 million equal to a reversal of € 10 million compared to the total impairment losses previously incurred in the first half 2011.	Fourth quarter 2011
Corporate Banking & Securities	An investment in an associate, a subsidiary that mainly included a German real estate investment property asset and several disposal groups.	None.	In 2011
Asset & Wealth Management	A subsidiary and several assets (previously acquired as part of the acquisition of the Sal. Oppenheim Group).	None.	In 2011
Private & Business Clients	A non-core business activity.	The classification as a disposal group with related goodwill of € 5 million resulted in an impairment loss of € 3 million in 2011.	Second quarter 2011
Private & Business Clients	Postbank's Indian subsidiary Deutsche Postbank Home Finance Ltd.	None.	First quarter 2011

[1] Impairment losses and reversals of impairment losses are included in Other income.

Change in Classification in 2011

Division	Change in classification	Financial impact[1]	Date and reason for the change in classification
Former Corporate Investments	BHF-BANK	None.	Second quarter 2011, because negotiations ended.

[1] Impairment losses and reversals of impairment losses are included in Other income.

27 – Other Assets and Other Liabilities

in € m.	Dec 31, 2012	Dec 31, 2011
Other assets:		
Brokerage and securities related receivables		
Cash/margin receivables	67,372	63,772
Receivables from prime brokerage	6,068	9,652
Pending securities transactions past settlement date	4,096	3,479
Receivables from unsettled regular way trades	19,758	45,907
Total brokerage and securities related receivables	97,295	122,810
Accrued interest receivable	3,216	3,598
Assets held for sale	107	2,366
Other	23,356	26,020
Total other assets	123,973	154,794

in € m.	Dec 31, 2012	Dec 31, 2011
Other liabilities:		
Brokerage and securities related payables		
Cash/margin payables	74,646	58,419
Payables from prime brokerage	31,078	32,255
Pending securities transactions past settlement date	3,029	2,823
Payables from unsettled regular way trades	19,257	46,236
Total brokerage and securities related payables	128,010	139,733
Accrued interest payable	3,636	3,665
Liabilities held for sale	78	1,669
Other	37,820	42,749
Total other liabilities	169,544	187,816

For further details on the assets and liabilities held for sale please refer to Note 26 "Non-Current Assets and Disposal Groups Held for Sale".

28 – Deposits

in € m.	Dec 31, 2012	Dec 31, 2011
Noninterest-bearing demand deposits	143,920	99,047
Interest-bearing deposits		
Demand deposits	135,030	163,618
Time deposits	172,007	202,979
Savings deposits	126,245	136,087
Total interest-bearing deposits	433,282	502,684
Total deposits	577,202	601,730

29 – Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational/ Litigation	Restructuring	Other[1]	Total
Balance as of January 1, 2011	866	516	–	603	1,985
Changes in the group of consolidated companies	–	0	–	10	10
New provisions	166	860	–	312	1,338
Amounts used	(124)	(370)	–	(172)	(666)
Unused amounts reversed	(5)	(197)	–	(116)	(318)
Effects from exchange rate fluctuations/Unwind of discount	16	5	–	2	23
Other	–	7	–	18[2]	25
Balance as of December 31, 2011	919	822	–	655	2,396
Changes in the group of consolidated companies	–	–	–	(7)	(7)
New provisions	182	2,689	326	921	4,118
Amounts used	(130)	(815)	(141)	(181)	(1,267)
Unused amounts reversed	(4)	(82)	(20)	(225)	(331)
Effects from exchange rate fluctuations/Unwind of discount	(4)	(10)	0	2	(12)
Other	–	–	–	(2)	(2)
Balance as of December 31, 2012	963	2,604	165	1,163	4,895

[1] For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note 20 "Allowance for Credit Losses", in which allowances for credit related off-balance sheet positions are disclosed.
[2] Includes mainly reclassifications (to)/from liabilities held for sale.

Classes of Provisions

Home Savings provisions arise out of the home savings business of Deutsche Postbank Group and Deutsche Bank Bauspar-Aktiengesellschaft. In home savings, a customer enters into a building loan agreement, whereby the customer becomes entitled to borrow on a building loan once the customer has on deposit with the lending bank a targeted amount of money. In connection with the building loan agreement, arrangement fees are charged and interest is paid on deposited amounts at a rate that is typically lower than that paid on other bank deposits. In the event the customer determines not to make the borrowing, the customer becomes entitled to a retroactive interest bonus, reflecting the difference between the low contract savings interest rate and a fixed interest rate, currently substantially above market rate. The home savings provision relates to the potential interest bonus and arrangement fee reimbursement liability. The model for the calculation of the potential interest bonus liability includes parameters for the percentage of customer base impacted, applicable bonus rate, customer status and timing of payment. Other factors impacting the provision are available statistical data relating to customer behavior and the general environment likely to affect the business in the future.

Operational/Litigation provisions arise out of operational risk, which is the potential for failure (including the legal component) in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This excludes business and reputational risk. Operational risk issues may result in demands from customers, counterparties and regulatory bodies or in legal proceedings.

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note 11 "Restructuring".

Other provisions include several specific items arising from a variety of different circumstances, including a contingent liability relating to certain businesses acquired from Sal. Oppenheim Group (see Note 04 "Acquisitions and Dispositions"), deferred sales commissions, the provision for the United Kingdom bank levy and a provision under the credit card business cooperation of Deutsche Bank and Hua Xia Bank (see Note 37 "Related Party Transactions").

Other provisions also include amounts for mortgage repurchase demands. From 2005 through 2008, as part of Deutsche Bank's U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S. $ 84 billion of private label securities and U.S. $ 71 billion of loans through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank's general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of December 31, 2012, Deutsche Bank has approximately U.S. $ 4.6 billion of outstanding mortgage repurchase demands (based on original principal balance of the loans). Against these outstanding demands, Deutsche Bank has established provisions of € 341 million in 2012. There are other potential mortgage loan repurchase demands that Deutsche Bank anticipates may be made, but Deutsche Bank cannot reliably estimate their timing or amount.

As of December 31, 2012, Deutsche Bank has completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S. $ 2.6 billion. In connection with those repurchases and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S. $ 41.6 billion of loans sold by Deutsche Bank as described above.

Contingent Liabilities

Contingent liabilities can arise from present obligations and from possible obligations arising from past events. The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow and that can be reliably estimated. For significant contingent liabilities for which the possibility of a future loss is more than remote but less than probable, the Group estimates the possible loss where the Group believes that an estimate can be made.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The legal and regulatory claims for which the Group has taken material provisions or for which there are material contingent liabilities that are more than remote are described below; similar matters are grouped together and some matters consist of a number of claims. The estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Where a provision has been taken for a particular claim, no contingent liability is recorded.

In determining for which of the claims the possibility of a loss is more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group's experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts. There are other disclosed matters for which the possibility of a loss is more than remote but for which such an estimate cannot be made. For those matters where an estimate can be made, the Group currently estimates that, as of December 31, 2012, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.5 billion (2011: € 2.2 billion). This figure includes contingent liabilities on matters where the Group's potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect.

Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which an estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group's potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Auction Rate Securities Litigation. Deutsche Bank and Deutsche Bank Securities Inc. ("DBSI") have been named as defendants in twenty-one actions asserting various claims under the federal securities laws and state common law arising out of the sale of auction rate preferred securities and auction rate securities (together, "ARS"). Of those twenty-one actions, one is pending and twenty have been resolved or dismissed with prejudice. Deutsche Bank and DBSI were the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold ARS offered for sale by Deutsche Bank and DBSI between March 17, 2003 and February 13, 2008. In December 2010, the court dismissed the putative class action with prejudice. After initially filing a notice of appeal, the plaintiff voluntarily withdrew and dismissed the appeal in December 2011. Deutsche Bank was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions. The plaintiffs filed appeals of the dismissals with the Second Circuit Court of Appeals. On March 5, 2013, the Second Circuit affirmed dismissal of the two putative class actions.

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR), Singapore Interbank Offered Rate (SIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

In connection with the above-referenced investigations, in the period from mid-2012 to early 2013, three financial institutions entered into settlements with the U.K. Financial Services Authority, U.S. Commodity Futures Trading Commission and U.S. Department of Justice (DOJ). While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, one financial institution's settlement included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against that entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other financial institutions' settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

In addition, a number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York against Deutsche Bank and numerous other banks. All but one of these actions are filed on behalf of certain parties who allege that they held or transacted in U.S. Dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of collusion or manipulation by the defendants regarding the setting of U.S. Dollar LIBOR. These U.S. Dollar LIBOR civil actions have been consolidated for pre-trial purposes, and Deutsche Bank and the other bank defendants moved to dismiss the amended complaints that had been filed by the end of April 2012. On March 29, 2013, the Court dismissed a substantial portion of plaintiffs' claims, such as the federal and state antitrust claims. The Court allowed some manipulation claims to proceed and granted plaintiffs' motion to amend their complaints based on information that emerged in regulatory settlements.

Additional complaints against Deutsche Bank and other banks relating to the alleged manipulation of U.S. Dollar LIBOR have been filed in or otherwise transferred to the Southern District of New York by the Judicial Panel on Multidistrict Litigation but have stayed pending the resolution of the motions to dismiss. Other actions against Deutsche Bank and other banks concerning U.S. Dollar LIBOR are currently pending in other federal district courts, and defendants are seeking to have them transferred to the Southern District of New York. One complaint relating to the alleged manipulation of Yen LIBOR and Euroyen TIBOR has also been filed in the Southern District of New York. Claims for damages are asserted under various legal theories, including violations of the Commodity Exchange Act, state and federal antitrust laws, the Racketeer Influcenced and Corrupt Organizations Act and other state laws.

Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank's Management Board) regarding the Kirch Group in an interview with Bloomberg television on February 4, 2002, was in breach of laws and resulted in financial damage.

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Dr. Kirch personally and by Taurus-Holding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment of approximately € 1.3 billion plus interest as assignee of PrintBeteiligungs GmbH against Deutsche Bank and Dr. Breuer. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch has filed an appeal against the decision. In these proceedings Dr. Kirch has to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009, the District Court Munich I dismissed the lawsuit in its entirety. KGL Pool GmbH appealed the decision. On December 14, 2012, the appellate court altered the judgment by District Court Munich I and held that Deutsche Bank and Dr. Breuer are liable for damages assigned by one subsidiary of the former Kirch Group and claimed under the motion for payment, rendered a declaratory judgment in favor of certain subsidiaries and dismissed the claims assigned by certain other subsidiaries. On March 12, 2013, the appellate court handed down the written judgment containing the reasons. Deutsche Bank and Dr. Breuer filed a request for leave to appeal with the German Federal Supreme Court. As a next step, the appellate court will request an expert opinion on possible damages to decide on the amount owed under the payment claim.

Mortgage-Related and Asset-Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred in these paragraphs to as "Deutsche Bank"), have received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), collateralized debt obligations, other asset-backed securities, commercial paper and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in offerings of RMBS and other asset-backed securities. These cases include putative class action suits, actions by individual purchasers of securities, actions by trustees on behalf of RMBS trusts, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank and several current or former employees were named as defendants in a putative class action commenced on June 27, 2008, relating to two Deutsche Bank-issued RMBS offerings. Following a mediation, the court has approved a settlement of the case.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by various third-parties and their affiliates including Countrywide Financial Corporation, IndyMac MBS, Inc., Novastar Mortgage Corporation, and Residential Accredit Loans, Inc. These cases are in various stages up through discovery. On March 29, 2012, the United States District Court for the Southern District of New York dismissed with prejudice and without leave to replead the putative Novastar Mortgage Corporation class action, which the plaintiffs appealed. On March 1, 2013, the United States Court of Appeals for the Second Circuit reversed the dismissal and remanded the case for further proceedings to the District Court.

Deutsche Bank is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Allstate Insurance Company, Asset Management Fund, Assured Guaranty Municipal Corporation, Bayerische Landesbank, Cambridge Place Investments Management Inc., the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategica Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, the Federal Housing Finance Agency (as conservator for Fannie Mae and Freddie Mac), HSBC Bank USA, National Association (as trustee for certain RMBS trusts), Freedom Trust 2011-2, John Hancock, Landesbank Baden-Württemberg, Mass Mutual Life Insurance Company, Moneygram Payment Systems, Inc., Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank), RMBS Recovery Holdings 4, LLC, VP Structured Products, LLC, Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), Spencerview Asset Management Ltd., The Charles Schwab Corporation, The Union Central Life Insurance Company, The Western and Southern Life Insurance Co., and the West Virginia Investment Management Board. These civil litigations are in various stages up through discovery.

In the actions against Deutsche Bank solely as an underwriter of other issuers' RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

On February 6, 2012, the United States District Court for the Southern District of New York issued an order dismissing claims brought by Dexia SA/NV and Teachers Insurance and Annuity Association of America and their affiliates, and on January 4, 2013, the court issued an opinion explaining the basis for this order. The court dismissed some of the claims with prejudice and granted the plaintiffs leave to replead other claims. The plaintiffs repled the claims dismissed without prejudice by filing a new complaint on February 4, 2013.

On July 16, 2012, the Minnesota District Court dismissed with prejudice without leave to replead claims by Moneygram Payment Systems, Inc., which the plaintiffs have appealed. On January 13, 2013, Moneygram filed a summons with notice in New York State Supreme Court seeking to assert claims similar to those dismissed in Minnesota.

On February 4, 2013, pursuant to the terms of a settlement agreement, Stichting Pensioenfonds ABP dismissed two lawsuits that had been filed against Deutsche Bank. The financial terms of the settlement are not material to Deutsche Bank.

A number of entities have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products, and Deutsche Bank has entered into agreements with a number of these entities to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

On May 8, 2012, Deutsche Bank reached a settlement with Assured Guaranty Municipal Corporation regarding claims on certain residential mortgage-backed securities (RMBS) issued and underwritten by Deutsche Bank that are covered by financial guaranty insurance provided by Assured. Pursuant to this settlement, Deutsche Bank made a payment of U.S.$ 166 million and agreed to participate in a loss share arrangement to cover a percentage of Assured's future losses on certain RMBS issued by Deutsche Bank. This settlement resolves two litigations with Assured relating to financial guaranty insurance and limits claims in a third litigation where all the underlying mortgage collateral was originated by Greenpoint Mortgage Funding, Inc. (a subsidiary of Capital One), which is required to indemnify Deutsche Bank.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from regulatory agencies concerning its historical processing of US-Dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws and as to whether such processing complied with U.S. and state laws. Deutsche Bank is cooperating with the regulatory agencies.

30 –
Credit related Commitments and Contingent Liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party's failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. The Group considers these instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group's irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

Irrevocable lending commitments and lending related contingent liabilities

in € m.	Dec 31, 2012	Dec 31, 2011
Irrevocable lending commitments	129,657	127,995
Contingent liabilities	68,361	73,653
Total	198,018	201,648

Government Assistance

In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency ("ECA") guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and to a lesser extent, developed markets for Structured Trade & Export Finance business. Almost all export-oriented states have established such ECAs to support their domestic exporters. The ECAs act in the name and on behalf of the government of their respective country and are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for short-term, mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Cooperation and Development ("OECD") consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks to ensure that a fair competition between different exporting nations will take place.

In some countries dedicated funding programs with governmental support are offered for ECA-covered financings. On a selective basis, the Group makes use of such programs. In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments. The majority of such ECA guarantees received by the Group were issued either by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany or by the Commodity Credit Corporation acting on behalf of the United States.

31 – Other Short-Term Borrowings

in € m.	Dec 31, 2012	Dec 31, 2011
Other short-term borrowings:		
Commercial paper	23,616	30,807
Other	45,444	34,549
Total other short-term borrowings	69,060	65,356

32 – Long-Term Debt and Trust Preferred Securities

Long-Term Debt by Earliest Contractual Maturity

in € m.	Due in 2013	Due in 2014	Due in 2015	Due in 2016	Due in 2017	Due after 2017	Total Dec 31, 2012	Total Dec 31, 2011
Senior debt:								
Bonds and notes:								
Fixed rate	12,382	11,154	11,682	10,418	13,313	31,063	90,012	98,452[1]
Floating rate	10,231	4,441	2,608	2,239	3,270	6,687	29,476	37,855[1]
Subordinated debt:								
Bonds and notes:								
Fixed rate	1,101	390	708	500	–	1,519	4,218	3,373[1]
Floating rate	4,174	178	84	–	–	131	4,567	4,068[1]
Other	12,033	1,384	1,917	1,000	1,930	11,559	29,824	19,668
Total long-term debt	39,920	17,548	16,999	14,157	18,513	50,959	158,097	163,416

[1] Prior year amounts have been amended.

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2012 and 2011.

Trust Preferred Securities[1]

in € m.	Dec 31, 2012	Dec 31, 2011
Fixed rate	10,024	11,402
Floating rate	2,067	942
Total trust preferred securities	12,091	12,344

[1] Perpetual instruments, redeemable at specific future dates at the Group's option.

Additional Notes

33 – Common Shares

Common Shares

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2011	929,499,640	(10,437,280)	919,062,360
Shares issued under share-based compensation plans	–	–	–
Capital increase	–	–	–
Shares purchased for treasury	–	(381,738,342)	(381,738,342)
Shares sold or distributed from treasury	–	367,286,623	367,286,623
Common shares, December 31, 2011	929,499,640	(24,888,999)	904,610,641
Shares issued under share-based compensation plans	–	–	–
Capital increase	–	–	–
Shares purchased for treasury	–	(381,117,111)	(381,117,111)
Shares sold or distributed from treasury	–	405,690,368	405,690,368
Common shares, December 31, 2012	929,499,640	(315,742)	929,183,898

There are no issued ordinary shares that have not been fully paid.

Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short-term. In addition, the Group has bought back shares for equity compensation purposes. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities. Treasury stock held as of year-end will mainly be used for future share-based compensation.

Authorized Capital

The Management Board is authorized to increase the share capital by issuing new shares for cash and in some circumstances noncash consideration. As of December 31, 2012, Deutsche Bank AG had authorized but unissued capital of € 1,152,000,000 which may be issued in whole or in part until April 30, 2016. Further details are governed by Section 4 of the Articles of Association.

Authorized capital	Consideration	Pre-emptive rights	Expiration date
€ 230,400,000	Cash	May be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act	April 30, 2016
€ 230,400,000	Cash or noncash	May be excluded if the capital increase is for noncash consideration with the intent of acquiring a company or holdings in a company	April 30, 2016
€ 691,200,000	Cash	May not be excluded	April 30, 2016

Conditional Capital

The Management Board is authorized to issue once or more than once, participatory notes that are linked with conversion rights or option rights and/or convertible bonds and/or bonds with warrants. The participatory notes, convertible bonds or bonds with warrants may also be issued by affiliated companies of Deutsche Bank AG. For this purpose share capital was increased conditionally upon exercise of these conversion and/or exchange rights or upon mandatory conversion.

Contingent capital	Expiration date for the issuance of conversion and/or option rights
€ 230,400,000	April 30, 2015
€ 230,400,000	April 30, 2016
€ 230,400,000	April 30, 2017

Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2012, 2011 and 2010, respectively.

	2012 (proposed)	2011	2010
Cash dividends declared (in € m.)[1]	697	697	697
Cash dividends declared per common share (in €)	0.75	0.75	0.75

[1] Cash dividend for 2012 is based on the number of shares issued as of December 31, 2012.

No dividends have been declared since the balance sheet date.

34 – Employee Benefits

Share-Based Compensation Plans

The Group made grants of share-based compensation under the DB Equity Plan. This plan represents a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends during the vesting period of the award.

The share awards granted under the terms and conditions of the DB Equity Plan may be forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period. Vesting usually continues after termination of employment in cases such as redundancy or retirement.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for granting awards.

The following table sets forth the basic terms of these share plans.

Grant year(s)	Deutsch Bank Equity Plan	Vesting schedule	Early retirement provisions	Eligibility
2012/ 2011	Annual Award	1/3: 12 months[1] 1/3: 24 months[1] 1/3: 36 months[1]	Yes	Select employees as annual retention
	Retention/New Hire	Individual specification	Yes	Select employees to attract or retain key staff
	Annual Award - Upfront	Vesting immediately at grant[2]	No	Regulated employees
2010	Annual Award	Graded vesting in nine equal tranches between 12 months and 45 months	Yes	Select employees as annual retention
		Or cliff vesting after 45 months	Yes	Select employees as annual retention
	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff
2009	Annual Award	50 %: 24 months 25 %: 36 months 25 %: 48 months	No	Select employees as annual retention
	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff

[1] For regulated employees share delivery after a further retention period of six months. For members of the Management Board a different schedule applies.
[2] For regulated employees share delivery after a retention period of six months. For members of the Management Board share delivery after a retention period of three years.

Furthermore, the Group offers a broad-based employee share ownership plan entitled Global Share Purchase Plan ("GSPP"). Employees in select countries are granted up to ten shares per employee after a savings period of one year and a subsequent vesting period of one more year. As of December 31, 2012, entities in 37 countries enrolled in the new plan.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

Activity for Share Plans

	Share units (in thousands)	Weighted-average grant date fair value per unit
Balance as of December 31, 2010	68,915	€ 40.31
Granted	28,022	€ 40.54
Issued	(24,150)	€ 49.12
Forfeited	(3,092)	€ 37.86
Balance as of December 31, 2011	69,695	€ 37.37
Granted	38,648	€ 30.00
Issued	(43,425)	€ 33.80
Forfeited	(2,419)	€ 38.37
Balance as of December 31, 2012	62,499	€ 35.25

The table also includes the grants under the cash plan variant of the DB Equity Plan.

Share-based payment transactions resulting in a cash payment give rise to a liability, which amounted to approximately € 44 million, € 35 million and € 33 million for the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, the grant volume of outstanding share awards was approximately € 2.2 billion. Thereof, € 1.6 billion had been recognized as compensation expense in the reporting year or prior to that. Hence, compensation expense for deferred share-based compensation not yet recognized amounted to € 0.6 billion as of December 31, 2012.

In addition to the amounts shown in the table above, approximately 14.8 million shares were issued to plan participants in February 2013, resulting from the vesting of DB Equity Plan awards granted in prior years (thereof 0.6 million units under the cash plan variant of this DB Equity Plan).

Furthermore, in February 2013 the Group granted awards of approximately 23.2 million units, with an average fair value of € 36.07 per unit under the DB Equity Plan with modified plan conditions for 2013. Approximately 0.7 million units of these grants were made under the cash plan variant of this DB Equity Plan.

Taking into account the units issued and granted in February 2013 the balance of outstanding shares awards as of month-end February 2013 is approximately 71 million units.

Post-employment Benefit Plans

Nature of Plans

The Group sponsors a number of post-employment benefit plans on behalf of its employees, both defined contribution plans and defined benefit plans. The Group's plans are accounted for based on the nature and substance of the plan.

The Group's defined benefit plans are classified into retirement benefit plans, such as pension plans, and post-employment medical plans. The majority of the Group's defined benefit plan commitments relate to beneficiaries of retirement benefit plans in Germany, the United Kingdom and the United States. For such plans, the value of a participant's accrued benefit is based primarily on each employee's remuneration and length of service. The Group maintains various external pension trusts to fund the majority of its retirement benefit plan obligations.

The Group also maintains various post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of medical expenses of eligible retirees after a stated deductible has been met. The Group accrues for these obligations over the service of the employee and pays the benefits from Group assets when the benefits become due. Once a retiree is eligible for Medicare the retiree is no longer eligible under the Group's medical plan and the Group makes a contribution to a Health Reimbursement Account for that retiree.

The Group's Pensions Risk Committee oversees risks related to the Group's post-employment benefit plans around the world. Within this context it develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting.

The Group's funding policy is to maintain coverage of the defined benefit obligation ("DBO") by plan assets within a range of 90 % to 100 % of the obligation, subject to meeting any local statutory requirements. Nevertheless, the Group has determined that certain plans should remain unfunded. Obligations for the Group's unfunded plans are accrued on the balance sheet.

In Germany, the Group is a member of the BVV together with other financial institutions. The BVV offers retirement benefits to eligible employees in Germany as a complement to post-employment benefit promises of the Group. The BVV provides annuities of a fixed amount to individuals on retirement and increases these fixed amounts if surplus assets arise within the BVV. The subsidiary liability for providing the benefits lies with the employer in Germany. The Group classifies the BVV plan as a multi-employer plan and accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the Group's current and former employees. In 2012, expenses for the contributions to the BVV were € 51 million (2011: € 53 million). In addition, the Group's expenses for defined contribution plans also include annual contributions by Deutsche Postbank AG to the special pension fund for postal civil servants of € 105 million (2011: € 112 million).

Reconciliation in Movement of Liabilities and Assets – Impact on Balance sheet

	Retirement benefit plans		Post-employment medical plans	
in € m.	2012	2011	2012	2011
Change in defined benefit obligation:				
Balance, beginning of year	12,974	12,071	164	154
Current service cost	257	248	4	3
Interest cost	619	600	7	7
Contributions by plan participants	19	19	–	–
Actuarial loss (gain)	1,503	458	(7)	18
Exchange rate changes	45	136	(3)	5
Benefits paid	(618)	(563)	(9)	(8)
Past service cost (credit)	30	21	–	(15)
Acquisitions	–	–	–	–
Divestitures	–	(17)	–	–
Settlements/curtailments	(2)	(1)	–	–
Other[1]	3	2	8	–
Balance, end of year	14,830	12,974	164	164
thereof: in unfunded plans	1,351	1,162	164	164
thereof: in funded plans	13,479	11,812	–	–
Change in fair value of plan assets:				
Balance, beginning of year	12,594	11,076	–	–
Expected return on plan assets	577	531	–	–
Actuarial gain (loss)	650	1,165	–	–
Exchange rate changes	85	152	–	–
Contributions by the employer	160	117	–	–
Contributions by plan participants	19	19	–	–
Benefits paid[2]	(481)	(464)	–	–
Acquisitions	–	–	–	–
Divestitures	–	(12)	–	–
Settlements	(2)	9	–	–
Other[1]	0	1	–	–
Balance, end of year	13,602	12,594	–	–
Funded status, end of year	(1,228)	(380)	(164)	(164)
Past service cost (credit) not recognized	0	–	–	–
Asset ceiling	(0)	–	–	–
Reclassification as held for sale	(0)	–	–	–
Net asset (liability) recognized	(1,228)	(380)	(164)	(164)
thereof: other assets	926	1,336	–	–
thereof: other liabilities	(2,154)	(1,716)	(164)	(164)

[1] Includes opening balance of first time application of smaller plans.
[2] For funded plans only.

Actuarial Methodology and Assumptions

December 31 is the measurement date for all plans. All plans are valued by independent qualified actuaries using the projected unit credit method. The following rates are presented in the form of weighted averages.

	2012	2011	2010
Assumptions used for retirement benefit plans			
to determine defined benefit obligations, end of year			
Discount rate	3.9 %[1]	4.8 %	5.1 %
Rate of price inflation	2.4 %	2.5 %	2.5 %
Rate of nominal increase in future compensation levels	3.2 %	3.4 %	3.3 %
Rate of nominal increase for pensions in payment	2.3 %	2.5 %	2.4 %
to determine expense, year ended			
Discount rate	4.8 %	5.1 %	5.4 %
Rate of price inflation	2.5 %	2.5 %	2.7 %
Rate of nominal increase in future compensation levels	3.4 %	3.3 %	3.4 %
Rate of nominal increase for pensions in payment	2.5 %	2.4 %	2.4 %
Expected rate of return on plan assets	4.5 %	4.9 %	5.0 %
Assumptions used for post-employment medical plans			
to determine defined benefit obligations, end of year			
Discount rate	3.9 %	4.5 %	5.3 %
to determine expense, year ended			
Discount rate	4.5 %	5.3 %	5.9 %
Assumed life expectancy at age 65			
for a male aged 65 at measurement date	19.9	19.4	19.4
for a male aged 45 at measurement date	22.2	21.6	21.6
for a female aged 65 at measurement date	23.2	22.9	22.8
for a female aged 45 at measurement date	25.4	25.0	24.9

1 The discount rate applied to determine the defined benefit pension obligations in Germany/eurozone as of December 31, 2012 is 3.7 %.

For the Group's most significant plans, the discount rate assumption at each measurement date is set based on a high quality corporate bond yield curve approach reflecting the actual timing and amount of the future benefit payments for the respective plan. A consistent discount rate assumption is used across the eurozone based on the assumption applicable for the Group's largest plan in Germany. For other plans, the discount rate is based on high quality corporate or government bond yields, as appropriate, at each measurement date with a duration consistent with the respective plan's obligations.

The price inflation assumptions in the eurozone and the United Kingdom are set with reference to market implied measures of inflation based on inflation swap rates in those markets at each measurement date. For other countries, the price inflation assumptions are typically based on long term forecasts by Consensus Economics Inc.

The assumptions for the nominal increases in future compensation levels and for increases to pensions in payment are developed separately for each plan, where relevant. Each plan is set reflecting a building block approach based on the price inflation assumption and reflecting the Group's reward structure or policies in each market as well as relevant local statutory and plan-specific requirements.

The expected rate of return on assets is developed separately for each funded plan, using a building block approach recognizing each plan's target asset allocation at the measurement date and the assumed return on assets for each asset category. The general principle is to use a risk-free rate as a benchmark, with adjustments for the effect of duration and specific relevant factors for each major category of plan assets where appropriate. For example, the expected rate of return for equities and property is derived by adding relevant risk premia to the risk-free rate.

Among other assumptions, mortality assumptions can be significant in measuring the Group's obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future potential improvements in longevity have been considered and included where appropriate.

In determining the obligations and expenses for post-employment medical plans, an annual weighted-average rate of increase of 8.3 % in the per capita cost of covered health care benefits was assumed for 2013. The rate is assumed to decrease gradually to 5.1 % by the end of 2019 and to remain at that level thereafter.

Pension Fund Investments

The Group's primary investment objective is to immunize broadly the Group to large swings in the funded status of its retirement benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification to reduce the Group's costs of providing the benefits to employees in the long term. The aim is to maximize returns within the Group's overall risk tolerance. The following rates are presented in the form of weighted averages.

		Percentage of plan assets	
	Target allocation	Dec 31, 2012	Dec 31, 2011
Asset categories:			
Equity instruments	10 %	9 %	7 %
Debt instruments (including Cash and Derivatives)	85 %	88 %	87 %
Alternative Investments (including Property)	5 %	3 %	6 %
Total asset categories	100 %	100 %	100 %

The actual return on plan assets for the year 2012 was € 1,227 million (2011: € 1,696 million).

Plan assets as of December 31, 2012, include derivative transactions with Group entities with a negative market value of € 242 million. In addition, there are € 7 million of securities issued by the Group included in the plan assets.

Impact on Cashflows

The Group expects to pay approximately € 190 million in regular contributions to its retirement benefit plans in 2013. Furthermore the Group is considering making a contribution to fund the majority of Postbank's defined benefit obligations in 2013. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2013.

The table below reflects the benefits expected to be paid by the defined benefit plans in each of the respective periods. The amounts include benefits attributable to employees' past and estimated future service, and include both amounts paid from the Group's pension funds in respect of funded plans and by the Group in respect of unfunded plans.

in € m.	Retirement benefit plans	Post-employment medical plans
2013	582	10
2014	560	10
2015	574	10
2016	595	10
2017	630	11
2018 – 2022	3,607	55

Impact on Equity

The Group applies the policy of recognizing actuarial gains and losses in the period in which they occur. Actuarial gains and losses are taken directly to shareholders' equity and are presented in the Consolidated Statement of Comprehensive Income and in the Consolidated Statement of Changes in Equity. The following amounts are presented without any tax effects.

		Amount recognized in comprehensive income (gain(loss))	
in € m.	Dec 31, 2012[1]	2012	2011
Retirement benefit plans:			
Actuarial gain (loss)	8	(853)	707
Asset ceiling	(0)	0	2
Total retirement benefit plans	8	(853)	709
Post-employment medical plans:			
Actuarial gain (loss)	14	7	(18)
Total post-employment medical plans	14	7	(18)
Total amount recognized	22	(846)	691

[1] Accumulated since the Group adopted IFRS and inclusive of the impact of exchange rate changes.

Experience Impacts on Liabilities and Assets

in € m.	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Retirement benefit plans:					
Defined benefit obligation	14,830	12,974	12,071	9,416	8,189
thereof: experience adjustments (loss (gain))[1]	(117)	25	(83)	(72)	24
Fair Value of plan assets	13,602	12,594	11,076	9,352	8,755
thereof: experience adjustments (gain (loss))[1]	650	1,165	224	92	(221)
Funded status	(1,228)	(380)	(995)	(64)	566
Post-employment medical plans:					
Defined benefit obligation	164	164	154	136	119
thereof: experience adjustments (loss (gain))[1]	(12)	8	1	–	(5)
Funded status	(164)	(164)	(154)	(136)	(119)

[1] Amounts arisen in the applicable year.

Sensitivity to Key Assumptions

The figures presented below reflect the effect of adjusting each assumption in isolation.

Increase/(decrease)	Defined benefit obligation as of		Expenses for	
in € m.	Dec 31, 2012	Dec 31, 2011	2013	2012
Retirement benefit plans sensitivity:				
Discount rate (50 basis points decrease)	1,090	960	60[1]	5
Rate of price inflation (50 basis points increase)	670	555	40	40
Rate of real increase in future compensation levels (50 basis points increase)	120	105	10	10
Longevity (improvement by ten percent)[2]	305	255	15	15
Expected rate of return (50 basis points decrease)	–	–	–[3]	65
Post-employment medical plans sensitivity:				
Health care cost rate (100 basis points increase)	5	17	0	2
Health care cost rate (100 basis points decrease)	(4)	(15)	(0)	(1)

[1] Includes application of the discount rate to the funded status, rather than only the defined benefit obligation, under the new IAS 19 rules which apply from 2013.
[2] Improvement by ten percent on longevity means that the probability of death at each age is reduced by ten percent. The sensitivity has, broadly, the effect of increasing the expected longevity at age 65 by about one year.
[3] Not applicable under the new IAS 19 rules which apply from 2013.

Expense of post-employment benefits and selected other employee benefits

in € m.	2012	2011	2010
Expenses for retirement benefit plans:			
Current service cost	257	248	243
Interest cost	619	600	527
Expected return on plan assets	(577)	(531)	(490)
Past service cost (credit) recognized	30	21	(77)
Settlements/curtailments	(0)	(9)	(14)
Total retirement benefit plans	329	329	189
Expenses for post-employment medical plans:			
Current service cost	4	3	3
Interest cost	7	7	9
Past service cost (credit) recognized	–	(15)	–
Total post-employment medical plans	11	(5)	12
Total expenses defined benefit plans	340	324	201
Total expenses for defined contribution plans	375	351	239
Total expenses for post-employment benefits	715	675	440
Expenses for selected other employee benefits			
Employer contributions to mandatory German social security pension plan	231	226	171
Expenses for cash retention plans[1]	1,133	1,014	818
Expenses for share-based payments, equity settled[1]	1,097	1,261	1,153
Expenses for share-based payments, cash settled[1]	17	28	24
Expenses for severance payments[2]	472	461	499

[1] Including expenses for new hire awards and the acceleration of expenses not yet amortized due to the discontinuation of employment. Thereof, € 83 million were recognized as part of restructuring expenses in the year 2012.
[2] Excluding the acceleration of expenses for deferred compensation awards not yet amortized.

Expected expenses for 2013 are € 315 million for retirement benefit plans and € 10 million for post-employment medical plans.

The increase in expenses for post-employment benefits in 2011 compared to 2010 is mainly caused by the full-year impact of the consolidation of Postbank in the 2011 expense and the change in indexation of UK occupational pensions in deferment from the Retail Prices Index (RPI) to the Consumer Prices Index (CPI) due to a UK Government announcement which led to a past service credit of € 104 million recognized in the 2010 expense.

35 – Income Taxes

in € m.	2012	2011	2010
Current tax expense (benefit):			
Tax expense (benefit) for current year	728	1,683	1,339
Adjustments for prior years[1]	(955)	(232)	(9)
Total current tax expense (benefit)	(227)	1,451	1,330
Deferred tax expense (benefit):			
Origination and reversal of temporary difference, unused tax losses and tax credits	574	(143)	700
Effect of changes in tax law and/or tax rate	10	110	7
Adjustments for prior years[1]	136	(354)	(392)
Total deferred tax expense (benefit)	720	(387)	315
Total income tax expense (benefit)	493	1,064	1,645

[1] Adjustments for prior years include a current tax benefit of € 435 million with an offsetting equal amount in deferred tax expense.

Income tax expense includes policyholder tax attributable to policyholder earnings, amounting to an income tax expense of € 12 million in 2012, an income tax benefit of € 28 million in 2011 and an income tax expense of € 37 million in 2010.

Total current tax benefit includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which increased the current tax benefit by € 94 million in 2012. These effects reduced the current tax expense by € 35 million and by € 6 million in 2011 and 2010, respectively.

Total deferred tax expense includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs of deferred tax assets and expenses arising from write-downs of deferred tax assets, which increased the deferred tax expense by € 92 million in 2012. In 2011 these effects increased the deferred tax benefit by € 262 million and increased the deferred tax expense by € 173 million in 2010.

Difference between applying German statutory (domestic) income tax rate and actual income tax expense

in € m.	2012	2011	2010
Expected tax expense at domestic income tax rate of 31 % (30.8 % for 2011 and 30.7 % for 2010)	243	1,657	1,219
Foreign rate differential	34	(28)	63
Tax-exempt gains on securities and other income	(495)	(467)	(556)
Loss (income) on equity method investments	(73)	(39)	(87)
Nondeductible expenses	563	297	335
Impairments of goodwill	630	–	–
Deutsche Postbank AG related charge with no tax benefit	–	–	668
Changes in recognition and measurement of deferred tax assets	(2)	(297)	167
Effect of changes in tax law and/or tax rate	10	110	7
Effect related to share-based payments	(17)	90	48
Effect of policyholder tax	12	(28)	37
Other	(412)	(231)	(256)
Actual income tax expense (benefit)	493	1,064	1,645

The Group is under continuous examinations by tax authorities in various jurisdictions. In 2012 and 2011 "Other" in the preceding table mainly includes the effects of settling these examinations by the tax authorities.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 31 % for the year ended December 31, 2012. For 2011 the domestic income tax rate was 30.8 % and for 2010 30.7 %.

Income taxes charged or credited to equity (other comprehensive income/additional paid in capital)

in € m.	2012	2011	2010
Actuarial gains/losses related to defined benefit plans	399	(50)	(29)
Financial assets available for sale:			
Unrealized net gains/losses arising during the period	(537)	173	(59)
Net gains/losses reclassified to profit or loss	6	(11)	(47)
Derivatives hedging variability of cash flows:			
Unrealized net gains/losses arising during the period	(6)	92	30
Net gains/losses reclassified to profit or loss	(13)	(1)	(1)
Other equity movement:			
Unrealized net gains/losses arising during the period	104	(129)	320
Net gains/losses reclassified to profit or loss	–	1	(3)
Income taxes (charged) credited to other comprehensive income[1]	(47)	75	211
Other income taxes (charged) credited to equity	34	46	30

[1] Starting in 2011 actuarial gains/losses related to defined benefit plans are presented as part of other comprehensive income. Prior period numbers were adjusted accordingly.

Major components of the Group's gross deferred income tax assets and liabilities

in € m.	Dec 31, 2012	Dec 31, 2011
Deferred tax assets:		
Unused tax losses	1,802	2,375
Unused tax credits	166	185
Deductible temporary differences:		
Trading activities	12,108	10,686
Property and equipment	830	806
Other assets	2,758	2,560
Securities valuation	524	1,209
Allowance for loan losses	750	525
Other provisions	1,504	1,178
Other liabilities	890	775
Total deferred tax assets pre offsetting	21,332	20,299
Deferred tax liabilities:		
Taxable temporary differences:		
Trading activities	11,111	9,370
Property and equipment	48	49
Other assets	1,037	1,103
Securities valuation	1,215	790
Allowance for loan losses	108	348
Other provisions	451	414
Other liabilities	1,099	1,277
Total deferred tax liabilities pre offsetting	15,069	13,351

Deferred tax assets and liabilities, after offsetting

in € m.	Dec 31, 2012	Dec 31, 2011
Presented as deferred tax assets	7,718	8,737
Presented as deferred tax liabilities	1,455	1,789
Net deferred tax assets	6,263	6,948

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

Items for which no deferred tax assets were recognized

in € m.	Dec 31, 2012[1]	Dec 31, 2011[1]
Deductible temporary differences	(332)	(296)
Not expiring	(3,069)	(3,342)
Expiring in subsequent period	(10)	(45)
Expiring after subsequent period	(2,227)	(2,143)
Unused tax losses	(5,306)	(5,530)
Expiring in subsequent period	–	–
Expiring after subsequent period	(287)	(101)
Unused tax credits	(287)	(101)

[1] Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.

As of December 31, 2012 and December 31, 2011, the Group recognized deferred tax assets of € 1.3 billion and € 1.5 billion, respectively that exceed deferred tax liabilities in entities which have suffered a loss in either the current or preceding period. This is based on management's assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

As of December 31, 2012 and December 31, 2011, the Group had temporary differences associated with the Group's parent company's investments in subsidiaries, branches and associates and interests in joint ventures of € 138 million and € 135 million respectively, in respect of which no deferred tax liabilities were recognized.

36 – Derivatives

Derivative Financial Instruments and Hedging Activities

Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for both trading and risk management purposes. The Group's objectives in using derivative instruments are to meet customers' risk management needs and to manage the Group's exposure to risks.

In accordance with the Group's accounting policy relating to derivatives and hedge accounting as described in Note 01 "Significant Accounting Policies", all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes.

Derivatives held for Trading Purposes

Sales and Trading

The majority of the Group's derivatives transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants, enabling revenue to be generated based on spreads and volume. Positioning means managing risk positions in the expectation of benefiting from favorable movements in prices, rates or indices. Arbitrage involves identifying and profiting from price differentials between markets and products.

Risk Management

The Group uses derivatives in order to reduce its exposure to market risks as part of its asset and liability management. This is achieved by entering into derivatives that hedge specific portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.

Derivatives qualifying for Hedge Accounting

The Group applies hedge accounting if derivatives meet the specific criteria described in Note 01 "Significant Accounting Policies".

Fair Value Hedge Accounting

The Group enters into fair value hedges, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.

in € m.	Assets 2012	Liabilities 2012	Assets 2011	Liabilities 2011
Derivatives held as fair value hedges	7,990	2,455	7,485	2,741

For the years ended December 31, 2012, 2011 and 2010, a loss of € 0.1 billion, a gain of € 2.2 billion and a gain of € 0.7 billion, respectively, were recognized on the hedging instruments. For the same periods, the results on the hedged items, which were attributable to the hedged risk, were losses of € 0.4 billion, € 1.5 billion and € 0.6 billion, respectively.

Cash Flow Hedge Accounting

The Group enters into cash flow hedges, using interest rate swaps, equity index swaps and foreign exchange forwards, in order to protect itself against exposure to variability in interest rates, equities and exchange rates.

in € m.	Assets 2012	Liabilities 2012	Assets 2011	Liabilities 2011
Derivatives held as cash flow hedges	137	430	–	436

Periods when hedged cash flows are expected to occur and when they are expected to affect the income statement

in € m.	Within 1 year	1–3 years	3–5 years	Over 5 years
As of December 31, 2012				
Cash inflows from assets	80	133	89	262
Cash outflows from liabilities	(26)	(44)	(33)	(51)
Net cash flows 2012	54	89	56	211
As of December 31, 2011				
Cash inflows from assets	46	83	75	302
Cash outflows from liabilities	(4)	(4)	–	–
Net cash flows 2011	42	79	75	302

Of these expected future cash flows, most will arise in relation to the Group's largest cash flow hedging program, Maher Terminals LLC.

Cash Flow Hedge Balances

in € m.	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Reported in Equity[1]	(341)	(427)	(289)
of which relates to terminated programs	(17)	(26)	(44)
Gains (losses) posted to equity for the year ended	42	(141)	(78)
Gains (losses) removed from equity for the year ended	(45)	(3)	(4)
Ineffectiveness recorded within P&L	1	–	(3)

[1] Reported in equity refers to accumulated other comprehensive income as presented in the Consolidated Statement of Comprehensive Income.

As of December 31, 2012 the longest term cash flow hedge matures in 2027.

Net Investment Hedge Accounting

Using foreign exchange forwards and swaps, the Group enters into hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent at period end spot rates.

in € m.	Assets 2012	Liabilities 2012	Assets 2011	Liabilities 2011
Derivatives held as net investment hedges	244	790	76	1,610

For the years ended December 31, 2012, 2011 and 2010, losses of € 357 million, € 218 million and € 197 million, respectively, were recognized due to hedge ineffectiveness which includes the forward points element of the hedging instruments.

37 – Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group's related parties include

— key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,
— subsidiaries, joint ventures and associates and their respective subsidiaries, and
— post-employment benefit plans for the benefit of Deutsche Bank employees.

The Group has several business relationships with related parties. Transactions with such parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. These transactions also did not involve more than the normal risk of collectibility or present other unfavorable features.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24.

Compensation expense of key management personnel

in € m.	2012	2011	2010
Short-term employee benefits	17	14	23
Post-employment benefits	3	3	3
Other long-term benefits	14	6	3
Termination benefits	15	–	2
Share-based payment	16	5	11[1]
Total	65	28	42

[1] 2010 amount adjusted for expense of € 5 million in respect of Equity Upfront Awards granted to the members of the Management Board for 2010 financial year.

The above mentioned table does not contain compensation that employee representatives and former board members on the Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted up to € 1.6 million as of December 31, 2012, € 2 million as of December 31, 2011 and € 2 million as of December 31, 2010.

Among the Group's transactions with key management personnel as of December 31, 2012 were loans and commitments of € 7 million and deposits of € 13 million.

In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

During 2010 and through the first quarter of 2011, a member of key management personnel received payments from a Group company. At the time the contractual arrangement was closed the payer company was not included in the Group of consolidated companies.

Transactions with Subsidiaries, Joint Ventures and Associates

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.

Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans

in € m.	2012	2011
Loans outstanding, beginning of year	5,158	4,329
Loans issued during the year	436	1,211[1]
Loan repayment during the year	4,611[2]	307
Changes in the group of consolidated companies	0	(13)
Exchange rate changes/other	(58)	(62)
Loans outstanding, end of year[3]	925	5,158
Other credit risk related transactions:		
Allowance for loan losses	47	53
Provision for loan losses	47	22
Guarantees and commitments	55	262

[1] The increase in loans issued during 2011 is mainly related to the restructuring of a loan transaction in the Americas.
[2] The increase in repayments during 2012 is mainly related to the sale of a restructured loan transaction in Europe.
[3] Loans past due were € 3 million as of December 31, 2012 and nil as of December 31, 2011. For the above loans the Group held collateral of € 570 million and € 963 million as of December 31, 2012 and December 31, 2011, respectively.

Deposits

in € m.	2012	2011
Deposits outstanding, beginning of year	247	220
Deposits received during the year	284	258
Deposits repaid during the year	284	190
Changes in the group of consolidated companies	(3)	(41)
Exchange rate changes/other	1	0
Deposits outstanding, end of year[1]	245	247

[1] The deposits are unsecured.

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 110 million as of December 31, 2012 and € 221 million as of December 31, 2011. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 4 million as of December 31, 2012 and € 19 million as of December 31, 2011.

Other transactions with related parties also reflected the following:

Xchanging etb GmbH: The Group holds a stake of 49 % in Xchanging etb GmbH and accounts for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH ("XTB"). Two of the five executive directors of Xchanging etb GmbH and two members of the supervisory board of XTB are employees of the Group. The Group's arrangements with Xchanging include two outsourcing agreements with XTB. One agreement relates to the provision of security settlement services and has a contractual maturity of May 2016. The second agreement relates to the service relationship between XTB and Sal. Oppenheim and has a contractual maturity of December 2014. The outsourcing arrangements are aimed at reducing costs without compromising service quality.

In 2012, the Group received services from XTB with a volume of € 106 million (2011: € 104 million). In 2012, the Group provided supply services (e.g., IT and IT infrastructure services) with a volume of € 21 million (2011: € 20 million), to XTB.

Hua Xia Bank: The Group holds a stake of 19.99 % in Hua Xia Bank and has accounted for this associate under the equity method since February 11, 2011. Further details are included in Note 18 "Equity Method Investments". In 2006, Deutsche Bank and Hua Xia Bank jointly established a credit card business cooperation as one of the major pillars of their strategic partnership. The cooperation targets the establishment of a future-oriented credit card business in China comprising the international know-how of Deutsche Bank AG in the credit card business and local expertise of Hua Xia Bank. A provision of € 87 million has been recognized for the cooperation. This provision captures the Group's estimated obligation from the cooperation as of December 31, 2012.

Transactions with Pension Plans

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group's pension funds may hold or trade Deutsche Bank shares or securities.

Transactions with related party pension plans

in € m.	2012	2011
Equity shares issued by the Group held in plan assets	7	4
Fees paid from plan assets to asset managers of the Group	38	24
Market value of derivatives with a counterparty of the Group	(242)	473
Notional amount of derivatives with a counterparty of the Group	14,251	14,244

38 – Information on Subsidiaries

Deutsche Bank is the direct or indirect holding company for the Group's subsidiaries.

Significant Subsidiaries

The following table presents the significant subsidiaries Deutsche Bank owns, directly or indirectly as of December 31, 2012.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Securities Inc.[2]	Delaware, United States
German American Capital Corporation[3]	Delaware, United States
Deutsche Bank Trust Corporation[4]	New York, United States
Deutsche Bank Trust Company Americas[5]	New York, United States
Deutsche Bank Luxembourg S.A.[6]	Luxembourg
DWS Investment GmbH[7]	Frankfurt am Main, Germany
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[8]	Frankfurt am Main, Germany
DB Finanz-Holding GmbH[9]	Frankfurt am Main, Germany
DB Valoren S.à r.l.[10]	Luxembourg
DB Equity S.à r.l.[11]	Luxembourg
Deutsche Postbank AG[12]	Bonn, Germany

[1] Taunus Corporation is one of two top-level holding companies for the group's subsidiaries in the United States. Effective February 1, 2012, Taunus Corporation is no longer a bank holding company under Federal Reserve Board regulations.
[2] Deutsche Bank Securities Inc. is a U.S. company registered as a broker dealer and investment advisor with the Securities and Exchange Commission, a municipal advisor with the Municipal Securities Rulemaking Board, and a futures commission merchant with the Commodities Future Trading Commission. It is a member of the New York Stock Exchange and various other exchanges.
[3] German American Capital Corporation is engaged in purchasing and holding loans from financial institutions, trading and securitization of mortgage whole loans and mortgage securities, and providing collateralized financing to counterparties.
[4] Deutsche Bank Trust Corporation is a bank holding company under Federal Reserve Board regulations.
[5] Deutsche Bank Trust Company Americas is a New York State-chartered bank and member of the Federal Reserve System. It originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.
[6] The primary business of this company comprises Treasury and Markets activities, especially as a major supplier of Euro liquidity for Deutsche Bank Group. Further business activities are the international loan business, where the bank acts as lending office for continental Europe and as risk hub for credit portfolio strategies group, and private banking. The company serves private individuals, affluent clients and small business clients with banking products.
[7] This company, in which DB Capital Markets (Deutschland) GmbH and DB Finanz-Holding GmbH indirectly own 100 % of the equity and voting interests, is a limited liability company. DWS Investment GmbH is the major German investment management company (KAG) managing traditional mutual funds issued by DWS Investment GmbH and issued by DWS Investment S.A. Luxembourg.
[8] The company serves private individuals, affluent clients and small business clients with banking products.
[9] The company holds the majority stake in Deutsche Postbank AG and a part of the group's stake in DWS Holding & Service GmbH.
[10] This company is a holding company for the group's subgroups in Australia, New Zealand, and Singapore. It is also the holding company for DB Equity S.à.r.l.
[11] This company holds a part of the group's stake in Deutsche Postbank AG.
[12] The business activities of this company comprise retail banking, business with corporate customers, money and capital markets activities as well as home savings loans.

The Group owns 100 % of the equity and voting interests in these subsidiaries, except for Deutsche Postbank AG, of which the Group own shares representing approximately 94.1 % of equity and voting rights. Further detail is included in Note 04 "Acquisitions and Dispositions". These subsidiaries prepare financial statements as of December 31, 2012 and are included in the Group's consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

Subsidiaries may have restrictions on their ability to transfer funds, including payment of dividends and repayment of loans, to Deutsche Bank AG. Reasons for the restrictions include:

— Central bank restrictions relating to local exchange control laws
— Central bank capital adequacy requirements
— Local corporate laws, for example limitations regarding the transfer of funds to the parent when the respective entity has a loss carried forward not covered by retained earnings or other components of capital.

Subsidiaries where the Group owns 50 percent or less of the Voting Rights

The Group also consolidates certain subsidiaries although it owns 50 % or less of the voting rights. Most of those subsidiaries are special purpose entities ("SPEs") that are sponsored by the Group for a variety of purposes.

In the normal course of business, the Group becomes involved with SPEs, primarily through the following types of transactions: asset securitizations, commercial paper programs, repackaging and investment products, mutual funds, structured transactions, leasing and closed-end funds. The Group's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

Investees where the Group owns more than half of the Voting Rights

The Group owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when

— another investor has the power over more than half of the voting rights by virtue of an agreement with the Group, or
— another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement, or
— another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when
— another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

39 – Insurance and Investment Contracts

Liabilities arising from Insurance and Investment Contracts

			Dec 31, 2012			Dec 31, 2011
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	4,654	(73)	4,581	4,706	(163)	4,543
Investment contracts	7,732	–	7,732	7,426	–	7,426
Total	12,386	(73)	12,313	12,132	(163)	11,969

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact on their respective balance sheet line items.

Carrying Amount

The following table presents an analysis of the change in insurance and investment contracts liabilities.

		2012		2011
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance, beginning of year	4,706	7,426	4,899	7,898
New business	230	153	231	150
Claims/withdrawals paid	(502)	(646)	(490)	(562)
Other changes in existing business	94	617	(85)	(284)
Exchange rate changes	126	182	151	224
Balance, end of year	4,654	7,732	4,706	7,426

Other changes in existing business for the investment contracts of € 617 million and € (284) million are principally attributable to changes in the fair value of underlying assets for the years ended December 31, 2012 and 2011, respectively.

As of December 31, 2012 the Group had insurance contract liabilities of € 4.7 billion. Of this, € 2.4 billion represents traditional annuities in payment, € 1.8 billion universal life contracts and € 428 million unit linked pension contracts with guaranteed annuity rates. Guaranteed annuity rates give the policyholder the option, on retirement, to take up a traditional annuity at a rate that was fixed at the inception of the policy. The liability of € 428 million for unit linked pension contracts with guaranteed annuity rates is made up of the unit linked liability of € 300 million and a best estimate reserve of € 128 million for the guaranteed annuity rates. The latter is calculated using the differential between the fixed and best estimate rate, the size of the unit linked liability and an assumption on take up rate.

As of December 31, 2011 the Group had insurance contract liabilities of € 4.7 billion. Of this, € 2.3 billion represents traditional annuities in payment, € 2.0 billion universal life contracts and € 459 million unit linked pension contracts with guaranteed annuity rates (made up of a unit linked liability of € 323 million and a best estimate reserve of € 136 million for the guaranteed annuity rates).

Key Assumptions in relation to Insurance Business

The liabilities will vary with movements in interest rates, which are applicable, in particular, to the cost of guaranteed benefits payable in the future, investment returns and the cost of life assurance and annuity benefits where future mortality is uncertain.

Assumptions are made related to all material factors affecting future cash flows, including future interest rates, mortality and costs. The assumptions to which the long term business amount is most sensitive are the interest rates used to discount the cash flows and the mortality assumptions, particularly those for annuities.

The assumptions are set out below:

Interest Rates

Interest rates are used that reflect a best estimate of future investment returns taking into account the nature and term of the assets used to support the liabilities. Suitable margins for default risk are allowed for in the assumed interest rate.

Mortality

Mortality rates are based on published tables, adjusted appropriately to take into account changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. If appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on 100 % of the Continuous Mortality Investigation 2011 mortality improvement tables with an ultimate rate of improvement of 1 % per annum.

Costs

For non-linked contracts, allowance is made explicitly for future expected per policy costs.

Other Assumptions

The take-up rate of guaranteed annuity rate options on pension business is assumed to be 67 % for the year ended December 31, 2012 and 66 % for the year ended December 31, 2011.

Key Assumptions impacting Value of Business Acquired (VOBA)

The opening VOBA arising on the purchase of Abbey Life Assurance Company Limited was determined by capitalizing the present value of the future cash flows of the business over the reported liability at the date of acquisition. If assumptions were required about future mortality, morbidity, persistency and expenses, they were determined on a best estimate basis taking into account the business's own experience. General economic assumptions were set considering the economic indicators at the date of acquisition.

The rate of VOBA amortization is determined by considering the profile of the business acquired and the expected depletion in future value. At the end of each accounting period, the remaining VOBA is tested against the future net profit expected related to the business that was in force at the date of acquisition.

If there is insufficient net profit, the VOBA will be written down to its supportable value.

Key Changes in Assumptions

Upon acquisition of Abbey Life Assurance Company Limited in October 2007, liabilities for insurance contracts were recalculated from a regulatory basis to a best estimate basis in line with the provisions of IFRS 4. The non-economic assumptions set at that time have not been changed but the economic assumptions have been reviewed in line with changes in key economic indicators. For annuity contracts, the liability was valued using the locked-in basis determined at the date of acquisition.

Sensitivity Analysis (in respect of Insurance Contracts only)

The following table presents the sensitivity of the Group's profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

	Impact on profit before tax		Impact on equity	
in € m.	2012	2011	2012	2011[2]
Variable:				
Mortality (worsening by ten percent)[1]	(10)	(12)	(8)	(9)
Renewal expense (ten percent increase)	(1)	(3)	(1)	(2)
Interest rate (one percent increase)	12	17	(151)	(116)

1 The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.

For certain insurance contracts, the underlying valuation basis contains a Provision for Adverse Deviations ("PADs"). For these contracts any worsening of expected future experience would not change the level of reserves held until all the PADs have been eroded while any improvement in experience would not result in an increase to these reserves. Therefore, in the sensitivity analysis, if the variable change represents a worsening of experience, the impact shown represents the excess of the best estimate liability over the PADs held at the balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

40 – Current and Non-Current Assets and Liabilities

Asset and liability line item by amounts recovered or settled within or after one year

Asset items as of December 31, 2012

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2012
Cash and due from banks	27,885	–	27,885
Interest-earning deposits with banks	119,288	260	119,548
Central bank funds sold and securities purchased under resale agreements	36,451	119	36,570
Securities borrowed	23,851	96	23,947
Financial assets at fair value through profit or loss	1,171,975	28,906	1,200,881
Financial assets available for sale	9,269	40,110	49,379
Equity method investments	–	3,577	3,577
Loans	125,483	271,796	397,279
Property and equipment	–	4,963	4,963
Goodwill and other intangible assets	–	14,219	14,219
Other assets	112,108	11,865	123,973
Assets for current tax	2,125	265	2,390
Total assets before deferred tax assets	1,628,435	376,176	2,004,611
Deferred tax assets			7,718
Total assets			2,012,329

Liability items as of December 31, 2012

in € m.	Amounts recovered or settled within one year	after one year	Total Dec 31, 2012
Deposits	544,937	32,265	577,202
Central bank funds purchased and securities sold under repurchase agreements	36,144	–	36,144
Securities loaned	3,076	33	3,109
Financial liabilities at fair value through profit or loss	907,615	16,903	924,518
Other short-term borrowings	69,060	–	69,060
Other liabilities	164,234	5,310	169,544
Provisions	5,110	–	5,110
Liabilities for current tax	962	627	1,589
Long-term debt	39,920	118,177	158,097
Trust preferred securities	4,707	7,384	12,091
Total liabilities before deferred tax liabilities	1,775,765	180,699	1,956,464
Deferred tax liabilities			1,455
Total liabilities			1,957,919

Asset items as of December 31, 2011

in € m.	Amounts recovered or settled within one year	after one year	Total Dec 31, 2011
Cash and due from banks	15,928	–	15,928
Interest-earning deposits with banks	160,834	1,166	162,000
Central bank funds sold and securities purchased under resale agreements	25,297	476	25,773
Securities borrowed	31,310	27	31,337
Financial assets at fair value through profit or loss	1,252,616	28,183	1,280,799
Financial assets available for sale	7,511	37,770	45,281
Equity method investments	–	3,759	3,759
Loans	133,236	279,278	412,514
Property and equipment	–	5,509	5,509
Goodwill and other intangible assets	–	15,802	15,802
Other assets	144,102	10,692	154,794
Assets for current tax	1,646	224	1,870
Total assets before deferred tax assets	1,772,480	382,886	2,155,366
Deferred tax assets			8,737
Total assets			2,164,103

Liability items as of December 31, 2011

in € m.	Amounts recovered or settled within one year	after one year	Total Dec 31, 2011
Deposits	568,628	33,102	601,730
Central bank funds purchased and securities sold under repurchase agreements	35,292	19	35,311
Securities loaned	7,638	451	8,089
Financial liabilities at fair value through profit or loss	1,010,015	18,432	1,028,447
Other short-term borrowings	65,356	–	65,356
Other liabilities	179,294	8,522	187,816
Provisions	2,621	–	2,621
Liabilities for current tax	1,381	1,143	2,524
Long-term debt	30,317	133,099	163,416
Trust preferred securities	2,600	9,744	12,344
Total liabilities before deferred tax liabilities	1,903,142	204,512	2,107,654
Deferred tax liabilities			1,789
Total liabilities			2,109,443

41 –
Events after the Reporting Date

All significant adjusting events that occurred after the reporting date were recognized in the Group's results of operations, financial position and net assets.

42 – Supplementary Information to the Consolidated Financial Statements according to Section 315a HGB

Staff Costs

in € m.	2012	2011
Staff costs:		
Wages and salaries	11,266	11,071
Social security costs	2,260	2,064
thereof: those relating to pensions	715	675
Total	13,526	13,135

Staff

The average number of effective staff employed in 2012 was 100,380 (2011: 101,836) of whom 44,047 (2011: 44,865) were women. Part-time staff is included in these figures proportionately. An average of 53,236 (2011: 53,153) staff members worked outside Germany.

Management Board and Supervisory Board Remuneration

The total compensation of the Management Board was € 23,681,498 and € 27,323,672 for the years ended December 31, 2012 and 2011, respectively, thereof € 12,678,563 and € 17,894,081 for variable components.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 27,406,637 and € 17,096,252 for the years ended December 31, 2012 and 2011, respectively.

Deutsche Bank compensates the Supervisory Board members after the end of each fiscal year. In January 2013, Deutsche Bank paid each Supervisory Board member the fixed portion of their remuneration and meeting fees for services in 2012. In addition, the Group will generally pay each Supervisory Board member a remuneration linked to Deutsche Bank's long-term performance as well as a dividend-based bonus, as defined in Deutsche Bank's Articles of Association, for their services in 2012. Assuming that the Annual General Meeting in May 2013 approves the proposed dividend of € 0.75 per share, the Supervisory Board will receive a total remuneration of € 2,335,000 (2011: € 2,608,600).

Provisions for pension obligations to former members of the Management Board and their surviving dependents amounted to € 214,572,881 and € 166,822,899 at December 31, 2012 and 2011, respectively.

Loans and advances granted and contingent liabilities assumed for members of the Management Board amounted to € 2,926,223 and € 5,383,155 and for members of the Supervisory Board of Deutsche Bank AG to € 4,435,782 and € 5,224,755 for the years ended December 31, 2012 and 2011, respectively. Members of the Supervisory Board repaid € 1,940,792 loans in 2012.

Corporate Governance

Deutsche Bank AG has approved the Declaration of Conformity in accordance with section 161 of the German Corporation Act (AktG). The declaration is published on Deutsche Bank's website (www.deutsche-bank.de/ir/en/content/declaration_of_conformity.htm).

Principal Accountant Fees and Services

Breakdown of the fees charged by the Group's auditor

Fee category in € m.	2012	2011
Audit fees	50	54
thereof to KPMG AG	25	25
Audit-related fees	19	12
thereof to KPMG AG	12	8
Tax-related fees	7	7
thereof to KPMG AG	3	3
All other fees	1	3
thereof to KPMG AG	–	3
Total fees[1]	76	76

[1] Totals do not add up due to roundings.

For further information please refer to the Corporate Governance Statement/Corporate Governance Report.

43 – Shareholdings

The following pages show the Shareholdings of Deutsche Bank Group pursuant to Section 313 (2) of the German Commercial Code ("HGB").

Footnotes:

1 Controlled via managing general partner.
2 Controlled.
3 Special Fund.
4 The company made use of the exemption offered by Section 264b HGB.
5 Only specified assets and related liabilities (silos) of this entity were consolidated.
6 Consists of 770 individual Trusts (only varying in series number/duration) which purchase a municipal debt security and issue short puttable exempt adjusted receipts (SPEARs) and long inverse floating exempt receipts (LIFERs) which are then sold to investors.
7 Not controlled.
8 Accounted for at equity due to significant influence.
9 Classified as Special Purpose Entity not to be accounted for at equity under IFRS.
10 Classified as Special Purpose Entity not to be consolidated under IFRS.
11 No significant influence.
12 Shares are held as collateral.
13 Not consolidated or accounted for at equity as classified as securities available for sale.
14 Not accounted for at equity as classified as at fair value.

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1	Deutsche Bank Aktiengesellschaft	Frankfurt am Main		
2	Abbey Life Assurance Company Limited	London		100.0
3	Abbey Life Trust Securities Limited	London		100.0
4	Abbey Life Trustee Services Limited	London		100.0
5	ABFS I Incorporated	Baltimore		100.0
6	ABS Leasing Services Company	Chicago		100.0
7	ABS MB Limited	Baltimore		100.0
8	Absolute Energy S.r.l.	Rome		100.0
9	AC VII Privatkunden GmbH & Co. KG	Munich	1	0.0
10	Accounting Solutions Holding Company, Inc.	Wilmington		100.0
11	ADD ONE GmbH & Co. KG	Cologne	1	0.0
12	Advent Chestnut VI GmbH & Co. KG	Cologne	1	0.1
13	Affordable Housing I LLC	Wilmington		100.0
14	Agripower Buddosò Società Agricola a Responsabilità Limitata	Pesaro		100.0
15	Airport Club für International Executives GmbH	Frankfurt		84.0
16	Alex. Brown Financial Services Incorporated	Baltimore		100.0
17	Alex. Brown Investments Incorporated	Baltimore		100.0
18	Alex. Brown Management Services, Inc.	Baltimore		100.0
19	Alfred Herrhausen Gesellschaft - Das internationale Forum der Deutschen Bank - mbH	Berlin		100.0
20	Allsar Inc.	Wilmington		100.0
21	AMADEUS II 'D' GmbH & Co. KG	Munich		100.0
22	America/Asia Private Equity Portfolio (PE-US/ASIA) GmbH & Co. KG	Cologne	1	0.2
23	Americas Trust Servicios de Consultoria, S.A.	Madrid		100.0
24	Antelope Pension Trustee Services Limited (in members' voluntary liquidation)	London		100.0
25	AO DB Securities (Kazakhstan)	Almaty		100.0
26	Apex Fleet Inc.	Wilmington		100.0
27	APOLLON Vermögensverwaltungsgesellschaft mbH	Cologne		100.0
28	Aqueduct Capital S.à r.l.	Luxembourg		100.0
29	Arche Investments Limited (in members' voluntary liquidation)	London	2	0.0
30	Argent Incorporated	Baltimore		100.0
31	ATHOS Beteiligungs- und Verwaltungs-GmbH	Cologne		100.0
32	Autumn Leasing Limited	London		100.0
33	Avatar Finance	George Town		100.0
34	AXOS Beteiligungs- und Verwaltungs-GmbH	Cologne		100.0
35	B.T. Vordertaunus (Luxembourg), S.à r.l.	Luxembourg		100.0
36	B.T.I. Investments	London		100.0
37	BAG	Frankfurt	3	100.0
38	Baincor Nominees Pty Limited	Sydney		100.0
39	Bainpro Nominees Pty Ltd	Sydney		100.0
40	Bainsec Nominees Pty Ltd	Sydney		100.0
41	BAL Servicing Corporation	Wilmington		100.0
42	Bank Sal. Oppenheim jr. & Cie. (Schweiz) AG	Zurich		100.0
43	Bankers International Corporation	New York		100.0
44	Bankers International Corporation (Brasil) Ltda.	Sao Paulo		100.0
45	Bankers Trust International Finance (Jersey) Limited	St. Helier		100.0
46	Bankers Trust International Limited	London		100.0
47	Bankers Trust Investments Limited	London		100.0
48	Bankers Trust Nominees Limited	London		100.0
49	Barkly Investments Ltd.	St. Helier		100.0
50	Bayan Delinquent Loan Recovery 1 (SPV-AMC), Inc.	Makati City		100.0
51	Beachwood Properties Corp.	Wilmington	2	0.0
52	Bebek Varlik Yönetym A.S.	Istanbul		100.0
53	Betriebs-Center für Banken AG	Frankfurt		100.0
54	Bfl-Beteiligungsgesellschaft für Industriewerte mbH	Frankfurt		100.0
55	BHF Club Deal GmbH	Frankfurt		100.0
56	BHF Grundbesitz-Verwaltungsgesellschaft mbH	Frankfurt		100.0
57	BHF Grundbesitz-Verwaltungsgesellschaft mbH & Co. am Kaiserlei OHG	Frankfurt		100.0
58	BHF Immobilien-GmbH	Frankfurt		100.0
59	BHF Lux Immo S.A.	Luxembourg		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
60	BHF PEP I Beteiligungsgesellschaft mbH	Cologne		100.0
61	BHF PEP II Beteiligungsgesellschaft mbH	Cologne		100.0
62	BHF PEP III Beteiligungsgesellschaft mbH	Cologne		100.0
63	BHF Private Equity Management GmbH	Frankfurt		100.0
64	BHF Private Equity Portfolio GmbH & Co. Beteiligungs KG Nr. 1 i.L.	Cologne	1	0.4
65	BHF Private Equity Portfolio GmbH & Co. Beteiligungs KG Nr. 2 i.L.	Cologne	1	0.3
66	BHF Private Equity Portfolio GmbH & Co. Beteiligungs KG Nr. 3 i.L.	Cologne	1	0.4
67	BHF Private Equity Treuhand- und Beratungsgesellschaft mbH	Frankfurt		100.0
68	BHF Trust Management Gesellschaft für Vermögensverwaltung mbH	Frankfurt		100.0
69	BHF Zurich Family Office AG	Zurich		100.0
70	BHF-BANK (Schweiz) AG	Zurich		100.0
71	BHF-BANK Aktiengesellschaft	Frankfurt		100.0
72	BHF-BANK International S.A.	Luxembourg		100.0
73	BHF-Betriebsservice GmbH	Frankfurt		100.0
74	BHW - Gesellschaft für Wohnungswirtschaft mbH	Hameln		100.0
75	BHW - Gesellschaft für Wohnungswirtschaft mbH & Co. Immobilienverwaltungs KG	Hameln		100.0
76	BHW Bausparkasse Aktiengesellschaft	Hameln		100.0
77	BHW Direktservice GmbH	Hameln		100.0
78	BHW Eurofinance B.V.	Arnhem		100.0
79	BHW Financial Srl in liquidazione	Verona		100.0
80	BHW Gesellschaft für Vorsorge mbH	Hameln		100.0
81	BHW Holding AG	Hameln		100.0
82	BHW Invest, Société à responsabilité limitée	Luxembourg		100.0
83	BHW Kreditservice GmbH	Hameln		100.0
84	BHW-Immobilien GmbH	Hameln		100.0
85	Billboard Partners L.P.	George Town		99.9
86	Biomass Holdings S.à r.l.	Luxembourg		100.0
87	Bleeker Investments Limited	Wilmington		100.0
88	Blue Cork, Inc.	Wilmington		100.0
89	Blue Ridge CLO Holding Company LLC	Wilmington		100.0
90	Bluewater Creek Management Co.	Wilmington		100.0
91	BNA Nominees Pty Limited	Sydney		100.0
92	Bonsai Investment AG	Frauenfeld		100.0
93	Borfield S.A.	Montevideo		100.0
94	BRIMCO, S. de R.L. de C.V.	Mexico City		100.0
95	Broome Investments Limited	Wilmington		100.0
96	BS 2 Y.K.	Tokyo		100.0
97	BT American Securities (Luxembourg), S.à r.l.	Luxembourg		100.0
98	BT Commercial Corporation	Wilmington		100.0
99	BT CTAG Nominees Limited	London		100.0
100	BT Globenet Nominees Limited	London		100.0
101	BT International (Nigeria) Limited	Lagos		100.0
102	BT Maulbronn GmbH	Eschborn		100.0
103	BT Milford (Cayman) Limited	George Town		100.0
104	BT Muritz GmbH	Eschborn		100.0
105	BT Nominees (Singapore) Pte Ltd	Singapore		100.0
106	BT Opera Trading S.A.	Paris		100.0
107	BT Sable, L.L.C.	Wilmington		100.0
108	BT Vordertaunus Verwaltungs- und Beteiligungsgesellschaft mbH	Eschborn		100.0
109	BT/ABKB Partnership Management	Los Angeles		99.9
110	BTAS Cayman GP	George Town		100.0
111	BTD Nominees Pty Limited	Sydney		100.0
112	BTFIC - Portugal, Gestao e Investimentos (Sociedade Unipessoal) S.A.	Funchal		100.0
113	BTVR Investments No. 1 Limited	St. Helier		100.0
114	Business Support One Y.K.	Tokyo		100.0
115	Buxtal Pty. Limited	Sydney		100.0
116	BVK Courtyard Commons, LLC	Wilmington		100.0
117	C. J. Lawrence Inc.	Wilmington		100.0
118	CAM DREI Initiator GmbH & Co. KG	Cologne	1	14.5
119	CAM Initiator Treuhand GmbH & Co. KG	Cologne		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
120	CAM PE Verwaltungs GmbH & Co. KG	Cologne		100.0
121	CAM Private Equity Consulting & Verwaltungs-GmbH	Cologne		100.0
122	CAM Private Equity Evergreen GmbH & Co. KG UBG	Cologne	1	0.0
123	CAM Private Equity Nominee GmbH & Co. KG	Cologne		100.0
124	CAM Private Equity Verwaltungs-GmbH	Cologne		100.0
125	CAM Secondary Select I Beteiligungs GmbH	Cologne		100.0
126	CAM Secondary Select I GmbH & Co. KG	Cologne	1	0.0
127	CAM SEL I Initiator GmbH & Co. KG	Cologne	1	15.3
128	CAM SEL II Initiator GmbH & Co. KG	Cologne	1	15.3
129	CAM Select I Beteiligungs GmbH	Cologne		100.0
130	CAM Select I GmbH & Co. KG	Cologne	1	0.0
131	CAM Select II Beteiligungs GmbH	Cologne		100.0
132	CAM Select II GmbH & Co. KG	Cologne	1	0.0
133	3160343 Canada Inc.	Toronto		100.0
134	3613950 Canada, Inc.	Toronto		100.0
135	Caneel Bay Holding Corp.	Chicago	2	0.0
136	Cape Acquisition Corp.	Wilmington		100.0
137	CapeSuccess Inc.	Wilmington		100.0
138	CapeSuccess LLC	Wilmington		82.6
139	Capital Solutions Exchange Inc.	Wilmington		100.0
140	Cardales UK Limited	London		100.0
141	Career Blazers Consulting Services, Inc.	Albany		100.0
142	Career Blazers Contingency Professionals, Inc.	Albany		100.0
143	Career Blazers Learning Center of Los Angeles, Inc.	Los Angeles		100.0
144	Career Blazers LLC	Wilmington		100.0
145	Career Blazers Management Company, Inc.	Albany		100.0
146	Career Blazers New York, Inc.	Albany		100.0
147	Career Blazers of Ontario Inc.	London, Ontario		100.0
148	Career Blazers Personnel Services of Washington, D.C., Inc.	Washington D.C.		100.0
149	Career Blazers Personnel Services, Inc.	Albany		100.0
150	Career Blazers Service Company, Inc.	Wilmington		100.0
151	Caribbean Resort Holdings, Inc.	New York	2	0.0
152	CarVal Master Fundo de Investimento em Direitos Creditórios	Sao Paulo		100.0
153	Cashforce International Credit Support B.V.	Rotterdam		100.0
154	Castlewood Expansion Partners, L.P.	Wilmington		87.5
155	Castor LLC	Wilmington	2	0.0
156	Cathay Advisory (Beijing) Company Ltd	Beijing		100.0
157	Cathay Asset Management Company Limited	Port Louis		100.0
158	Cathay Capital Company (No 2) Limited	Port Louis		67.6
159	CBI NY Training, Inc.	Albany		100.0
160	Cedar Investment Co.	Wilmington		100.0
161	Centennial River 1 Inc.	Denver		100.0
162	Centennial River 2 Inc.	Austin		100.0
163	Centennial River Acquisition I Corporation	Wilmington		100.0
164	Centennial River Acquisition II Corporation	Wilmington		100.0
165	Centennial River Corporation	Wilmington		100.0
166	Channel Nominees Limited	London		100.0
167	Charlton (Delaware), Inc.	Wilmington		100.0
168	China Recovery Fund LLC	Wilmington		85.0
169	Cinda - DB NPL Securitization Trust 2003-1	Wilmington	2	0.0
170	CITAN Beteiligungsgesellschaft mbH	Frankfurt		100.0
171	Civic Investments Limited	St. Helier		100.0
172	Clark GmbH & Co. KG	Frankfurt		100.0
173	CNS Cayman Holdings One Ltd.	George Town		100.0
174	Consumo Finance S.p.A.	Milan		100.0
175	CoreCommodity Strategy Fund	Luxembourg		100.0
176	Coronus L.P.	St. Helier		100.0
177	CREDA Objektanlage- und verwaltungsgesellschaft mbH	Bonn		100.0
178	CTXL Achtzehnte Vermögensverwaltung GmbH	Munich		100.0
179	Cyrus J. Lawrence Capital Holdings, Inc.	Wilmington		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
180	D & S Capital Y.K.	Tokyo		100.0
181	D B Rail Holdings (UK) No. 1 Limited	London		100.0
182	D F Japan Godo Kaisha	Tokyo		100.0
183	D&M Turnaround Partners Godo Kaisha	Tokyo		100.0
184	D.B. International Delaware, Inc.	Wilmington		100.0
185	DAHOC (UK) Limited	London		100.0
186	DAHOC Beteiligungsgesellschaft mbH	Frankfurt		100.0
187	DB (Gibraltar) Holdings Limited	Gibraltar		100.0
188	DB (Malaysia) Nominee (Asing) Sdn. Bhd.	Kuala Lumpur		100.0
189	DB (Malaysia) Nominee (Tempatan) Sdn. Bhd.	Kuala Lumpur		100.0
190	DB (Pacific) Limited	Wilmington		100.0
191	DB (Pacific) Limited, New York	New York		100.0
192	DB (Tip Top) Limited Partnership	Toronto		99.9
193	DB Alex. Brown Exchange Fund I, L.P.	Baltimore	2	4.1
194	DB Alex. Brown Holdings Incorporated	Wilmington		100.0
195	DB Alps Corporation	Wilmington		100.0
196	DB Alternative Trading Inc.	Wilmington		100.0
197	DB Americas Asset Management Corp.	Wilmington		100.0
198	DB Aotearoa Investments Limited	George Town		100.0
199	DB Beteiligungs-Holding GmbH	Frankfurt		100.0
200	DB Bluebell Investments (Cayman) Partnership	George Town		100.0
201	DB Broker GmbH	Frankfurt		100.0
202	DB Canada GIPF - I Corp.	Calgary		100.0
203	DB Capital & Asset Management Kapitalanlagegesellschaft mbH	Cologne		100.0
204	DB Capital Management, Inc.	Wilmington		100.0
205	DB Capital Markets (Deutschland) GmbH	Frankfurt		100.0
206	DB Capital Markets Asset Management Holding GmbH	Frankfurt		100.0
207	DB Capital Partners (Asia), L.P.	George Town		99.7
208	DB Capital Partners (Europe) 2000 - A Founder Partner LP	Wilmington		80.0
209	DB Capital Partners (Europe) 2000 - B Founder Partner LP	Wilmington		80.0
210	DB Capital Partners Asia G.P. Limited	George Town		100.0
211	DB Capital Partners Europe 2002 Founder Partner LP	Wilmington		80.0
212	DB Capital Partners General Partner Limited	London		100.0
213	DB Capital Partners Latin America, G.P. Limited	George Town		100.0
214	DB Capital Partners, Inc.	Wilmington		100.0
215	DB Capital Partners, Latin America, L.P.	George Town		80.2
216	DB Capital, Inc.	Wilmington		100.0
217	DB Cartera de Inmuebles 1, S.A.U.	Pozuelo de Alarcón		100.0
218	DB Chambers LLC	Wilmington		100.0
219	DB Chestnut Holdings Limited	George Town		100.0
220	DB Commodities Canada Ltd.	Toronto		100.0
221	DB Commodity Services LLC	Wilmington		100.0
222	DB Concerto (LP) Limited	George Town		100.0
223	DB Concerto Limited	George Town		100.0
224	DB Consortium S. Cons. a r.l. in liquidazione	Milan		100.0
225	DB Consorzio S. Cons. a r. l.	Milan		100.0
226	DB Corporate Advisory (Malaysia) Sdn. Bhd.	Kuala Lumpur		100.0
227	DB Crest Limited	St. Helier		100.0
228	DB Delaware Holdings (Europe) Limited	Wilmington		100.0
229	DB Delaware Holdings (UK) Limited	London		100.0
230	DB Depositor Inc.	Wilmington		100.0
231	DB Elara LLC	Wilmington		100.0
232	DB Energy Commodities Limited	London		100.0
233	DB Energy Trading LLC	Wilmington		100.0
234	DB Enfield Infrastructure Holdings Limited	St. Helier		100.0
235	DB Enfield Infrastructure Investments Limited	St. Helier		100.0
236	DB Enterprise GmbH	Luetzen-Gostau		100.0
237	DB Enterprise GmbH & Co. Zweite Beteiligungs KG	Luetzen-Gostau	4	100.0
238	DB Equipment Leasing, Inc.	New York		100.0
239	DB Equity Limited	London		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
240	DB Equity S.à r.l.	Luxembourg		100.0
241	DB ESC Corporation	Wilmington		100.0
242	DB Fillmore Lender Corp.	Wilmington		100.0
243	DB Finance (Delaware), LLC	Wilmington		100.0
244	DB Finance International GmbH	Eschborn		100.0
245	DB Finanz-Holding GmbH	Frankfurt		100.0
246	DB Funding LLC #4	Wilmington		100.0
247	DB Funding LLC #5	Wilmington		100.0
248	DB Funding LLC #6	Wilmington		100.0
249	DB Funding, L.P.	Baltimore		100.0
250	DB Galil Finance, Inc.	Wilmington		100.0
251	DB Ganymede 2006 L.P.	George Town		100.0
252	DB Global Infrastructure Fund	Luxembourg	2	0.1
253	DB Global Markets Multi-Strategy Fund I Ltd.	George Town		100.0
254	DB Global Processing Services, Inc.	Wilmington		100.0
255	DB Global Technology, Inc.	Wilmington		100.0
256	DB Green Holdings Corp.	Wilmington		100.0
257	DB Green, Inc.	New York		100.0
258	DB Group Services (UK) Limited	London		100.0
259	DB Hawks Nest, Inc.	Wilmington		100.0
260	DB HedgeWorks, LLC	Wilmington		100.0
261	DB Holdings (New York), Inc.	New York		100.0
262	DB Holdings (South America) Limited	Wilmington		100.0
263	DB Horizon, Inc.	Wilmington		100.0
264	DB HR Solutions GmbH	Eschborn		100.0
265	DB Hypernova LLC	Wilmington		100.0
266	DB iCON Investments Limited	London		100.0
267	DB Immobilienfonds 2 GmbH & Co. KG	Frankfurt		74.0
268	DB Impact Investment Fund I, L.P.	Edinburgh		100.0
269	DB Industrial Holdings Beteiligungs GmbH & Co. KG	Luetzen-Gostau	4	100.0
270	DB Industrial Holdings GmbH	Luetzen-Gostau		100.0
271	DB Infrastructure Holdings (UK) No.1 Limited	London		100.0
272	DB Infrastructure Holdings (UK) No.2 Limited	London		100.0
273	DB Infrastructure Holdings (UK) No.3 Limited	London		100.0
274	DB International (Asia) Limited	Singapore		100.0
275	DB International Investments Limited	London		100.0
276	DB International Trust (Singapore) Limited	Singapore		100.0
277	DB Invest Fundo de Investimento Multimercado	Sao Paulo		100.0
278	DB Investment Management, Inc.	Wilmington		100.0
279	DB Investment Managers, Inc.	Wilmington		100.0
280	DB Investment Partners, Inc.	Wilmington		100.0
281	DB Investment Resources (US) Corporation	Wilmington		100.0
282	DB Investment Resources Holdings Corp.	Wilmington		100.0
283	DB Investments (GB) Limited	London		100.0
284	DB Io LP	Wilmington		100.0
285	DB IROC Leasing Corp.	New York		100.0
286	DB Jasmine (Cayman) Limited	George Town		100.0
287	DB Kredit Service GmbH	Berlin		100.0
288	DB Leasing Services GmbH	Frankfurt		100.0
289	DB Lexington Investments Inc.	Wilmington		100.0
290	DB Liberty, Inc.	Wilmington		100.0
291	DB Like-Kind Exchange Services Corp.	Wilmington		100.0
292	DB Management Partners, L.P.	Wilmington		100.0
293	DB Management Support GmbH	Frankfurt		100.0
294	DB Managers, LLC	West Trenton		100.0
295	DB Master Fundo de Investimento em Direitos Creditórios Não-Padronizados de Precatórios Federais	Rio de Janeiro		100.0
296	DB Mortgage Investment Inc.	Baltimore		100.0
297	DB Nexus American Investments (UK) Limited	London		100.0
298	DB Nexus Iberian Investments (UK) Limited	London		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
299	DB Nexus Investments (UK) Limited	London		100.0
300	DB Nominees (Hong Kong) Limited	Hong Kong		100.0
301	DB Nominees (Singapore) Pte Ltd	Singapore		100.0
302	DB Operaciones y Servicios Interactivos, A.I.E.	Barcelona		99.9
303	DB Overseas Finance Delaware, Inc.	Wilmington		100.0
304	DB Overseas Holdings Limited	London		100.0
305	DB Partnership Management II, LLC	Wilmington		100.0
306	DB Partnership Management Ltd.	Wilmington		100.0
307	db PBC	Luxembourg		100.0
308	DB PEP V	Luxembourg	2	0.2
309	DB PEP V Europa Parallel GmbH & Co. KG	Cologne	2	0.0
310	DB PEP V GmbH & Co. KG	Cologne	2	0.0
311	DB Perry Investments Limited	Wilmington		100.0
312	DB Platinum Advisors	Luxembourg		100.0
313	DB Portfolio Southwest, Inc.	Houston		100.0
314	DB Print GmbH	Frankfurt		100.0
315	DB Private Clients Corp.	Wilmington		100.0
316	DB Private Equity GmbH	Cologne		100.0
317	DB Private Equity International S.à r.l.	Luxembourg		100.0
318	DB Private Wealth Mortgage Ltd.	New York		100.0
319	DB PWM Collective Management Limited	Liverpool		100.0
320	DB PWM Private Markets I GP	Luxembourg		100.0
321	DB Rail Trading (UK) Limited	London		100.0
322	DB Re S.A.	Luxembourg		100.0
323	DB Real Estate Canadainvest 1 Inc.	Toronto		100.0
324	DB Risk Center GmbH	Berlin		100.0
325	DB Rivington Investments Limited	George Town		100.0
326	DB RMS Leasing (Cayman) L.P.	George Town		100.0
327	DB Road (UK) Limited	George Town		100.0
328	DB Samay Finance No. 2, Inc.	Wilmington		100.0
329	DB Saturn Investments Limited (in members' voluntary liquidation)	London		100.0
330	DB Securities S.A.	Warsaw		100.0
331	DB Securities Services NJ Inc.	New York		100.0
332	DB Sedanka Limited (in voluntary liquidation)	George Town		100.0
333	DB Service Centre Limited	Dublin		100.0
334	DB Service Uruguay S.A.	Montevideo		100.0
335	DB Services Americas, Inc.	Wilmington		100.0
336	DB Services New Jersey, Inc.	West Trenton		100.0
337	DB Servicios México, S.A. de C.V.	Mexico City		100.0
338	DB Servizi Amministrativi S.r.l.	Milan		100.0
339	DB Sirius (Cayman) Limited (in voluntary liquidation)	George Town		100.0
340	DB Sterling Finance Limited (in voluntary liquidation)	George Town		100.0
341	DB Strategic Advisors, Inc.	Makati City		100.0
342	DB Structured Derivative Products, LLC	Wilmington		100.0
343	DB Structured Products, Inc.	Wilmington		100.0
344	DB Trips Investments Limited	George Town	2	0.0
345	DB Trust Company Limited Japan	Tokyo		100.0
346	DB Trustee Services Limited	London		100.0
347	DB Trustees (Hong Kong) Limited	Hong Kong		100.0
348	DB Tweed Limited (in voluntary liquidation)	George Town		100.0
349	DB U.K. Nominees Limited	London		100.0
350	DB U.S. Financial Markets Holding Corporation	Wilmington		100.0
351	DB UK (Saturn) Limited (in members' voluntary liquidation)	London		100.0
352	DB UK Australia Finance Limited	George Town		100.0
353	DB UK Australia Holdings Limited	London		100.0
354	DB UK Bank Limited	London		100.0
355	DB UK Holdings Limited	London		100.0
356	DB UK PCAM Holdings Limited	London		100.0
357	DB Valiant (Cayman) Limited (in voluntary liquidation)	George Town		100.0
358	DB Valoren S.à r.l.	Luxembourg		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
359	DB Value S.à r.l.	Luxembourg		100.0
360	DB Vanquish (UK) Limited	London		100.0
361	DB Vantage (UK) Limited	London		100.0
362	DB Vantage No.2 (UK) Limited	London		100.0
363	DB Vantage No.3 (UK) Limited (in members' voluntary liquidation)	London		100.0
364	DB Venture Partners General Partner Limited (in members' voluntary liquidation)	London		100.0
365	DB Vita S.A.	Luxembourg		75.0
366	DB Warren Investments Limited	George Town		100.0
367	DB Wilton Holdings, LLC	Wilmington	2	0.0
368	DBAB Wall Street, LLC	Wilmington		100.0
369	DBAH Capital, LLC	Wilmington		100.0
370	DBAS Cayman Holdings 1 Limited	George Town		100.0
371	DBAS Cayman Holdings 2 Limited	George Town		100.0
372	DBC Continuance Inc.	Toronto		100.0
373	DBCCA Investment Partners, Inc.	Wilmington		100.0
374	DBCIBZ1	George Town		100.0
375	DBCIBZ2	George Town		100.0
376	DBD Pilgrim America Corp.	Wilmington		100.0
377	DBFIC, Inc.	Wilmington		100.0
378	DBG Vermögensverwaltungsgesellschaft mbH	Frankfurt		100.0
379	DBIGB Finance (No. 2) Limited (in members' voluntary liquidation)	London		100.0
380	DBNY Brazil Invest Co.	Wilmington		100.0
381	DBNZ Overseas Investments (No.1) Limited	George Town		100.0
382	DBOI Global Services (UK) Limited	London		100.0
383	DBOI Global Services Private Limited	Mumbai		100.0
384	DBRE Global Real Estate Management IA, Ltd.	George Town		100.0
385	DBRE Global Real Estate Management IB, Ltd.	George Town		100.0
386	DBRMS4	George Town		100.0
387	DBRMSGP1	George Town		100.0
388	DBRMSGP2	George Town		100.0
389	DBS Technology Ventures, L.L.C.	Wilmington		100.0
390	DBUKH Finance Limited (in members' voluntary liquidation)	London		100.0
391	DBUSBZ1, LLC	Wilmington		100.0
392	DBUSBZ2, LLC	Wilmington		100.0
393	DBUSH Markets, Inc.	New York		100.0
394	DBVR Investments No. 3 Ltd.	Wilmington		100.0
395	DBX Advisors LLC	Wilmington		100.0
396	DBX Strategic Advisors LLC	Wilmington		100.0
397	De Meng Innovative (Beijing) Consulting Company Limited	Beijing		100.0
398	DeAM Infrastructure Limited	London		100.0
399	DEBEKO Immobilien GmbH & Co Grundbesitz OHG	Eschborn		100.0
400	DEE Deutsche Erneuerbare Energien GmbH	Duesseldorf		100.0
401	Deer River, L.P.	Wilmington		100.0
402	DEGRU Erste Beteiligungsgesellschaft mbH	Eschborn		100.0
403	Delowrezham de México S. de R.L. de C.V.	Mexico City		100.0
404	DEUFRAN Beteiligungs GmbH	Frankfurt		100.0
405	DEUKONA Versicherungs-Vermittlungs-GmbH	Frankfurt		100.0
406	Deutsche (Aotearoa) Capital Holdings New Zealand	Auckland		100.0
407	Deutsche (Aotearoa) Foreign Investments New Zealand	Auckland		100.0
408	Deutsche (New Munster) Holdings New Zealand Limited	Auckland		100.0
409	Deutsche Aeolia Power Production S.A.	Athens		80.0
410	Deutsche Alt-A Securities, Inc.	Wilmington		100.0
411	Deutsche Alternative Asset Management (Global) Limited	London		100.0
412	Deutsche Alternative Asset Management (UK) Limited	London		100.0
413	Deutsche Asia Pacific Finance, Inc.	Wilmington		100.0
414	Deutsche Asia Pacific Holdings Pte Ltd	Singapore		100.0
415	Deutsche Asset Management (Asia) Limited	Singapore		100.0
416	Deutsche Asset Management (Australia) Limited	Sydney		100.0
417	Deutsche Asset Management (Hong Kong) Limited	Hong Kong		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
418	Deutsche Asset Management (India) Private Limited	Mumbai		100.0
419	Deutsche Asset Management (Japan) Limited	Tokyo		100.0
420	Deutsche Asset Management (Korea) Company Limited	Seoul		100.0
421	Deutsche Asset Management (UK) Limited	London		100.0
422	Deutsche Asset Management Canada Limited	Toronto		100.0
423	Deutsche Asset Management Group Limited	London		100.0
424	Deutsche Asset Management International GmbH	Frankfurt		100.0
425	Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH	Frankfurt		100.0
426	Deutsche Asset Management Schweiz	Zurich		100.0
427	Deutsche Auskunftei Service GmbH	Hamburg		100.0
428	Deutsche Australia Limited	Sydney		100.0
429	Deutsche Bank (Cayman) Limited	George Town		100.0
430	DEUTSCHE BANK (CHILE) S.A.	Santiago		100.0
431	Deutsche Bank (China) Co., Ltd.	Beijing		100.0
432	Deutsche Bank (Malaysia) Berhad	Kuala Lumpur		100.0
433	Deutsche Bank (Malta) Ltd	St. Julians		100.0
434	Deutsche Bank (Mauritius) Limited	Port Louis		100.0
435	Deutsche Bank (Perú) S.A.	Lima		100.0
436	Deutsche Bank (Suisse) SA	Geneva		100.0
437	Deutsche Bank (Uruguay) Sociedad Anónima Institución Financiera Externa	Montevideo		100.0
438	DEUTSCHE BANK A.S.	Istanbul		100.0
439	Deutsche Bank Americas Finance LLC	Wilmington		100.0
440	Deutsche Bank Americas Holding Corp.	Wilmington		100.0
441	Deutsche Bank Bauspar-Aktiengesellschaft	Frankfurt		100.0
442	Deutsche Bank Capital Markets S.r.l.	Milan		100.0
443	Deutsche Bank Corretora de Valores S.A.	Sao Paulo		100.0
444	Deutsche Bank Europe GmbH	Frankfurt		100.0
445	Deutsche Bank Financial Inc.	Wilmington		100.0
446	Deutsche Bank Financial LLC	Wilmington		100.0
447	Deutsche Bank Holdings, Inc.	Wilmington		100.0
448	Deutsche Bank Insurance Agency Incorporated	Baltimore		100.0
449	Deutsche Bank Insurance Agency Incorporated	Boston		100.0
450	Deutsche Bank Insurance Agency of Delaware	Wilmington		100.0
451	Deutsche Bank International Limited	St. Helier		100.0
452	Deutsche Bank International Trust Co. (Cayman) Limited	George Town		100.0
453	Deutsche Bank International Trust Co. Limited	St. Peter Port		100.0
454	Deutsche Bank Investments (Guernsey) Limited	St. Peter Port		100.0
455	Deutsche Bank Luxembourg S.A.	Luxembourg		100.0
456	Deutsche Bank Mutui S.p.A.	Milan		100.0
457	Deutsche Bank México, S.A., Institución de Banca Múltiple	Mexico City		100.0
458	Deutsche Bank National Trust Company	Los Angeles		100.0
459	Deutsche Bank Nederland N.V.	Amsterdam		100.0
460	Deutsche Bank Nominees (Jersey) Limited	St. Helier		100.0
461	Deutsche Bank PBC Spólka Akcyjna	Warsaw		100.0
462	Deutsche Bank Polska Spólka Akcyjna	Warsaw		100.0
463	Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft	Frankfurt		100.0
464	Deutsche Bank Real Estate (Japan) Y.K.	Tokyo		100.0
465	Deutsche Bank Realty Advisors, Inc.	New York		100.0
466	Deutsche Bank S.A.	Buenos Aires		100.0
467	Deutsche Bank S.A. - Banco Alemão	Sao Paulo		100.0
468	Deutsche Bank Securities Inc.	Wilmington		100.0
469	Deutsche Bank Securities Limited	Toronto		100.0
470	Deutsche Bank Services (Jersey) Limited	St. Helier		100.0
471	Deutsche Bank Società per Azioni	Milan		99.8
472	Deutsche Bank Trust Company Americas	New York		100.0
473	Deutsche Bank Trust Company Delaware	Wilmington		100.0
474	Deutsche Bank Trust Company New Jersey Ltd.	Jersey City		100.0
475	Deutsche Bank Trust Company, National Association	New York		100.0
476	Deutsche Bank Trust Corporation	New York		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
477	Deutsche Bank Trustee Services (Guernsey) Limited	St. Peter Port		100.0
478	Deutsche Bank Österreich AG	Vienna		100.0
479	Deutsche Bank, Sociedad Anónima Española	Madrid		99.8
480	Deutsche Capital Finance (2000) Limited	George Town		100.0
481	Deutsche Capital Financing (Singapore) Pte Ltd	Singapore		100.0
482	Deutsche Capital Hong Kong Limited	Hong Kong		100.0
483	Deutsche Capital Markets Australia Limited	Sydney		100.0
484	Deutsche Capital Partners China Limited	George Town		100.0
485	Deutsche Card Services GmbH	Frankfurt		100.0
486	Deutsche Cayman Ltd.	George Town		100.0
487	Deutsche CIB Centre Private Limited	Mumbai		100.0
488	Deutsche Climate Change Fixed Income QP Trust	Salem		100.0
489	Deutsche Clubholding GmbH	Frankfurt		95.0
490	Deutsche Commodities Trading Co., Ltd.	Shanghai		100.0
491	Deutsche Courcelles	Paris		100.0
492	Deutsche Custody Global B.V.	Amsterdam		100.0
493	Deutsche Custody N.V.	Amsterdam		100.0
494	Deutsche Custody Nederland B.V.	Amsterdam		100.0
495	Deutsche Domus New Zealand Limited	Auckland		100.0
496	Deutsche Emerging Markets Investments (Netherlands) B.V.	Amsterdam		99.9
497	Deutsche Equities India Private Limited	Mumbai		100.0
498	Deutsche Far Eastern Asset Management Company Limited	Taipei		60.0
499	Deutsche Fiduciary Services (Suisse) SA	Geneva		100.0
500	Deutsche Finance Co 1 Pty Limited	Sydney		100.0
501	Deutsche Finance Co 2 Pty Limited	Sydney		100.0
502	Deutsche Finance Co 3 Pty Limited	Sydney		100.0
503	Deutsche Finance Co 4 Pty Limited	Sydney		100.0
504	Deutsche Finance No. 1 Limited (in members' voluntary liquidation)	London		100.0
505	Deutsche Finance No. 2 (UK) Limited	London		100.0
506	Deutsche Finance No. 2 Limited	George Town		100.0
507	Deutsche Finance No. 3 (UK) Limited (in members' voluntary liquidation)	London		100.0
508	Deutsche Finance No. 4 (UK) Limited	London		100.0
509	Deutsche Finance No. 6 (UK) Limited (in members' voluntary liquidation)	London		100.0
510	Deutsche Foras New Zealand Limited	Auckland		100.0
511	Deutsche Friedland	Paris		100.0
512	Deutsche Futures Singapore Pte Ltd	Singapore		100.0
513	Deutsche Gesellschaft für Immobilien-Leasing mit beschränkter Haftung	Duesseldorf		100.0
514	Deutsche Global Markets Limited	Tel Aviv		100.0
515	Deutsche Group Holdings (SA) (Proprietary) Limited	Johannesburg		100.0
516	Deutsche Group Services Pty Limited	Sydney		100.0
517	Deutsche Grundbesitz Beteiligungsgesellschaft mbH	Eschborn		100.0
518	Deutsche Grundbesitz-Anlagegesellschaft mbH & Co Löwenstein Palais	Eschborn		100.0
519	Deutsche Grundbesitz-Anlagegesellschaft mit beschränkter Haftung	Frankfurt		99.8
520	Deutsche Haussmann, S.à r.l.	Luxembourg		100.0
521	Deutsche Holdings (BTI) Limited	London		100.0
522	Deutsche Holdings (Chile) S.A.	Santiago		100.0
523	Deutsche Holdings (Luxembourg) S.à r.l.	Luxembourg		100.0
524	Deutsche Holdings (Malta) Ltd.	St. Julians		100.0
525	Deutsche Holdings (SA) (Proprietary) Limited	Johannesburg		100.0
526	Deutsche Holdings Limited	London		100.0
527	Deutsche Holdings No. 2 Limited	London		100.0
528	Deutsche Holdings No. 3 Limited	London		100.0
529	Deutsche Holdings No. 4 Limited	London		100.0
530	Deutsche Hume Investments Pty Limited	Sydney		100.0
531	Deutsche Immobilien Leasing GmbH	Duesseldorf		100.0
532	Deutsche India Holdings Private Limited	Mumbai		100.0
533	Deutsche International Corporate Services (Delaware) LLC	Wilmington		100.0
534	Deutsche International Corporate Services (Ireland) Limited	Dublin		100.0
535	Deutsche International Corporate Services Limited	St. Helier		100.0
536	Deutsche International Custodial Services Limited	St. Helier		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
537	Deutsche International Finance (Ireland) Limited	Dublin		100.0
538	Deutsche International Holdings (UK) Limited (in members' voluntary liquidation)	London		100.0
539	Deutsche International Trust Company N.V.	Amsterdam		100.0
540	Deutsche International Trust Corporation (Mauritius) Limited	Port Louis		100.0
541	Deutsche Inversiones Dos S.A.	Santiago		100.0
542	Deutsche Inversiones Limitada	Santiago		100.0
543	Deutsche Investment Management Americas Inc.	Wilmington		100.0
544	Deutsche Investments (Netherlands) N.V.	Amsterdam		100.0
545	Deutsche Investments Australia Limited	Sydney		100.0
546	Deutsche Investments India Private Limited	Mumbai		100.0
547	Deutsche Investor Services Private Limited	Mumbai		100.0
548	Deutsche IT License GmbH	Eschborn		100.0
549	Deutsche Knowledge Services Pte. Ltd.	Singapore		100.0
550	Deutsche Leasing New York Corp.	New York		100.0
551	Deutsche Long Duration Government/Credit QP Trust	Salem		100.0
552	Deutsche Managed Investments Limited	Sydney		100.0
553	Deutsche Master Funding Corporation	Wilmington		100.0
554	Deutsche Morgan Grenfell Group Public Limited Company	London		100.0
555	Deutsche Morgan Grenfell Nominees Pte Ltd	Singapore		100.0
556	Deutsche Mortgage & Asset Receiving Corporation	Wilmington		100.0
557	Deutsche Mortgage Securities, Inc.	Wilmington		100.0
558	Deutsche New Zealand Limited	Auckland		100.0
559	Deutsche Nominees Limited	London		100.0
560	Deutsche Overseas Issuance New Zealand Limited	Auckland		100.0
561	Deutsche Postbank AG	Bonn		94.1
562	Deutsche Postbank Finance Center Objekt GmbH	Schuttrange		100.0
563	Deutsche Postbank International S.A.	Schuttrange		100.0
564	Deutsche Private Asset Management Limited	London		100.0
565	Deutsche Representaciones y Mandatos S.A.	Buenos Aires		100.0
566	Deutsche Retail No.1 Private Real Estate Investment, LLC	Seoul		100.0
567	Deutsche Securities (India) Private Limited	New Delhi		75.0
568	Deutsche Securities (Perú) S.A.	Lima		100.0
569	Deutsche Securities (Proprietary) Limited	Johannesburg		95.7
570	Deutsche Securities (SA) (Proprietary) Limited	Johannesburg		95.7
571	Deutsche Securities Asia Limited	Hong Kong		100.0
572	Deutsche Securities Australia Limited	Sydney		100.0
573	Deutsche Securities Corredores de Bolsa Spa	Santiago		100.0
574	Deutsche Securities Inc.	Tokyo		100.0
575	Deutsche Securities Israel Ltd.	Tel Aviv		100.0
576	Deutsche Securities Korea Co.	Seoul		100.0
577	Deutsche Securities Limited	Hong Kong		100.0
578	Deutsche Securities Mauritius Limited	Port Louis		100.0
579	Deutsche Securities Menkul Degerler A.S.	Istanbul		100.0
580	Deutsche Securities New Zealand Limited	Auckland		100.0
581	Deutsche Securities Nominees Hong Kong Limited	Hong Kong		100.0
582	Deutsche Securities Saudi Arabia LLC	Riyadh		100.0
583	Deutsche Securities Sociedad de Bolsa S.A.	Buenos Aires		100.0
584	Deutsche Securities Venezuela S.A.	Caracas		100.0
585	Deutsche Securities, S.A. de C.V., Casa de Bolsa	Mexico City		100.0
586	Deutsche Securitisation Australia Pty Limited	Sydney		100.0
587	Deutsche Services Polska Sp. z o.o.	Warsaw		100.0
588	Deutsche StiftungsTrust GmbH	Frankfurt		100.0
589	Deutsche Transnational Trustee Corporation Inc	Charlottetown		100.0
590	Deutsche Trustee Company Limited	London		100.0
591	Deutsche Trustee Services (India) Private Limited	Mumbai		100.0
592	Deutsche Trustees Malaysia Berhad	Kuala Lumpur		100.0
593	Deutsche Ultra Core Fixed Income QP Trust	Salem		100.0
594	Deutsches Institut für Altersvorsorge GmbH	Frankfurt		78.0
595	DFC Residual Corp.	Reno		100.0
596	DI 2 Y.K.	Tokyo		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
597	DI Deutsche Immobilien Baugesellschaft mbH	Frankfurt		100.0
598	DI Deutsche Immobilien Baugesellschaft mbH & Co. Vermietungs KG	Frankfurt		100.0
599	DI Deutsche Immobilien Treuhandgesellschaft mbH	Frankfurt		100.0
600	DI Investments Corporation Y.K.	Tokyo		100.0
601	DIB-Consult Deutsche Immobilien- und Beteiligungs-Beratungsgesellschaft mbH	Duesseldorf		100.0
602	DIL Financial Services GmbH & Co. KG	Duesseldorf		100.0
603	DISCA Beteiligungsgesellschaft mbH	Duesseldorf		100.0
604	DIV Holding GmbH	Luetzen-Gostau		100.0
605	DMG Technology Management, L.L.C.	Wilmington		100.0
606	DMJV	New York	2	0.0
607	DNU Nominees Pty Limited	Sydney		100.0
608	DPB Regent's Park Estates (GP) Holding Limited	London		100.0
609	DPB Regent's Park Estates (LP) Holding Limited	London		100.0
610	Drolla GmbH	Frankfurt		100.0
611	DRT Limited International SRL	Bucharest		100.0
612	DSL Holding Aktiengesellschaft i.A.	Bonn		100.0
613	DSL Portfolio GmbH & Co. KG	Bonn		100.0
614	DSL Portfolio Verwaltungs GmbH	Bonn		100.0
615	DTS Nominees Pty Limited	Sydney		100.0
616	DVCG Deutsche Venture Capital Gesellschaft mbH & Co. Fonds II KG i.L.	Munich	1	69.2
617	DWS Finanz-Service GmbH	Frankfurt		100.0
618	DWS Holding & Service GmbH	Frankfurt		100.0
619	DWS Investment GmbH	Frankfurt		100.0
620	DWS Investment S.A.	Luxembourg		100.0
621	DWS Investments (Spain), S.G.I.I.C., S.A.	Madrid		100.0
622	DWS Investments Distributors, Inc.	Wilmington		100.0
623	DWS Investments Service Company	Wilmington		100.0
624	DWS Schweiz GmbH	Zurich		100.0
625	DWS Trust Company	Salem		100.0
626	easyhyp GmbH	Hameln		100.0
627	EC EUROPA IMMOBILIEN FONDS NR. 3 GmbH & CO. KG	Hamburg		65.2
628	Ecnarf	Paris		100.0
629	ECT Holdings Corp.	Wilmington		100.0
630	EDORA Funding GmbH	Frankfurt		100.0
631	Elba Finance GmbH	Eschborn		100.0
632	ELBI Funding GmbH	Frankfurt		100.0
633	ELDO ACHTE Vermögensverwaltungs GmbH	Eschborn		100.0
634	ELDO ERSTE Vermögensverwaltungs GmbH	Eschborn		100.0
635	Elizabethan Holdings Limited	George Town		100.0
636	Elizabethan Management Limited	George Town		100.0
637	Enterprise Fleet Management Exchange, Inc.	Wilmington		100.0
638	Erda Funding GmbH	Eschborn		100.0
639	Estate Holdings, Inc.	St. Thomas	2	0.0
640	EUROKNIGHTS IV GmbH & Co. Beteiligungs KG	Munich	1	0.0
641	European Asian Bank (Hong Kong) Nominees Limited	Hong Kong		100.0
642	European Private Equity Portfolio S.A., SICAR	Luxembourg	2	1.3
643	Evergreen Amsterdam Holdings B.V.	Amsterdam		100.0
644	Evergreen International Holdings B.V.	Amsterdam		100.0
645	Evergreen International Investments B.V.	Amsterdam		100.0
646	Evergreen International Leasing B.V.	Amsterdam		100.0
647	Exinor SA	Bastogne		100.0
648	Exporterra GmbH i.L.	Frankfurt		100.0
649	EXTOREL Private Equity Advisers GmbH	Cologne		100.0
650	FARAMIR Beteiligungs- und Verwaltungs GmbH	Cologne		100.0
651	Farezco I, S. de R.L. de C.V.	Zapopan		100.0
652	Farezco II, S. de R.L. de C.V.	Zapopan		100.0
653	Fenix Administración de Activos S. de R.L. de C.V.	Mexico City		100.0
654	Fenix Mercury 1 S. de R.L. de C.V.	Mexico City		60.0
655	Fiduciaria Sant' Andrea S.r.L.	Milan		100.0
656	Filaine, Inc.	Wilmington	2	0.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
657	Finanza & Futuro Banca SpA	Milan		100.0
658	Firstee Investments LLC	Wilmington		100.0
659	FJC Property Corp.	Wilmington		100.0
660	Fondo de Inversión Privado NPL Fund Two	Santiago	3	70.0
661	FRANKFURT CONSULT GmbH	Frankfurt		100.0
662	Frankfurt Family Office GmbH	Frankfurt		100.0
663	Frankfurt Finanz-Software GmbH	Frankfurt		100.0
664	FRANKFURT-TRUST Invest Luxemburg AG	Luxembourg		100.0
665	FRANKFURT-TRUST Investment-Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
666	Frankfurter Beteiligungs-Treuhand Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
667	Frankfurter Vermögens-Treuhand Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
668	Franz Urbig- und Oscar Schlitter-Stiftung Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
669	Fundo de Investimento em Direitos Creditórios Global Markets	Rio de Janeiro		100.0
670	Fundo de Investimento em Direitos Creditórios Nao-Padronizados - Precatório Federal 4870-1	Rio de Janeiro		100.0
671	Fundo de Investimento em Direitos Creditórios Nao-Padronizados - Precatórios Federais DB I	Rio de Janeiro		100.0
672	Fundo de Investimento em Direitos Creditórios Nao-Padronizados - Precatórios Federais DB II	Rio de Janeiro		100.0
673	Fundo de Investimento em Quotas de Fundos de Investimento em Direitos Creditórios Nao-Padronizados Global Markets	Rio de Janeiro		100.0
674	Funds Nominees Limited	London		100.0
675	Fünfte SAB Treuhand und Verwaltung GmbH & Co. Suhl "Rimbachzentrum" KG	Bad Homburg		74.0
676	G Finance Holding Corp.	Wilmington		100.0
677	GbR Goethestraße	Cologne		94.0
678	Gemini Technology Services Inc.	Wilmington		100.0
679	German American Capital Corporation	Baltimore		100.0
680	German European VCPII GmbH & Co. KG	Cologne	1	0.0
681	Glacier Mountain, L.P.	Wilmington		100.0
682	Global Alliance Finance Company, L.L.C.	Wilmington		100.0
683	Global Commercial Real Estate Special Opportunities Limited	St. Helier		100.0
684	Global Markets Fundo de Investimento Multimercado	Rio de Janeiro		100.0
685	Global Markets III Fundo de Investimento Multimercado - Crédito Privado e Investimento No Exterior	Rio de Janeiro		100.0
686	Greene Investments Limited	George Town		100.0
687	Greenwood Properties Corp.	New York	2	0.0
688	Grundstücksgesellschaft Frankfurt Bockenheimer Landstraße GbR	Troisdorf		94.9
689	Grundstücksgesellschaft Köln-Ossendorf VI mbH	Cologne		100.0
690	Grundstücksgesellschaft Wiesbaden Luisenstraße/Kirchgasse GbR	Troisdorf		59.7
691	Gulara Pty Ltd	Sydney		100.0
692	GUO Mao International Hotels B.V.	Amsterdam		100.0
693	Hac Investments Ltd.	Wilmington		100.0
694	HAC Investments Portugal - Servicos de Consultadoria e Gestao Ltda.	Lisbon		100.0
695	HAH Limited	London		100.0
696	Hakkeijima Godo Kaisha	Tokyo		95.0
697	HCA Exchange, Inc.	Wilmington		100.0
698	Herengracht Financial Services B.V.	Amsterdam		100.0
699	Hertz Car Exchange Inc.	Wilmington		100.0
700	HTB Spezial GmbH & Co. KG	Cologne		100.0
701	Hudson GmbH	Eschborn		100.0
702	Hypotheken-Verwaltungs-Gesellschaft mbH	Frankfurt		100.0
703	IB Associate, LLC	New York		100.0
704	IC Chicago Associates LLC	Wilmington	2	0.0
705	IFN Finance N.V.	Antwerp		100.0
706	IKARIA Beteiligungs- und Verwaltungsgesellschaft mbH	Cologne		100.0
707	IMM Associate, LLC	New York		100.0
708	Imodan Limited	Port Louis		100.0
709	Industrie-Beteiligungs-Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
710	Infigate GmbH i.K.	Essen		69.3
711	International Operator Limited	London		100.0
712	IOS Finance EFC, S.A.	Barcelona		100.0
713	Iphigenie Verwaltungs GmbH	Bonn		100.0
714	ISTRON Beteiligungs- und Verwaltungs-GmbH	Cologne		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
715	ITAPEVA II Multicarteira FIDC Não-Padronizado	Sao Paulo		100.0
716	IVAF I Manager, S.à r.l.	Luxembourg		100.0
717	IVAF II Manager, S.à r.l.	Luxembourg		100.0
718	Izumo Capital YK	Tokyo		100.0
719	JADE Residential Property AG	Eschborn		100.0
720	JR Nominees (Proprietary) Limited	Johannesburg		100.0
721	Jyogashima Godo Kaisha	Tokyo		100.0
722	KEBA Gesellschaft für interne Services mbH	Frankfurt		100.0
723	KHP Knüppe, Huntebrinker & Co. GmbH	Osnabrueck		100.0
724	Kidson Pte Ltd	Singapore		100.0
725	Kingfisher Nominees Limited	Auckland		100.0
726	Klöckner Industriebeteiligungsgesellschaft mbH	Frankfurt		100.0
727	Konsul Inkasso GmbH	Essen		100.0
728	Kradavimd UK Lease Holdings Limited	London		100.0
729	Kunshan RREEF Equity Investment Fund Management Co. Ltd.	Kunshan		100.0
730	LA Water Holdings Limited	George Town		75.0
731	Lammermuir Leasing Limited	London		100.0
732	Latin America Recovery Fund LLC	Wilmington		100.0
733	LAWL Pte. Ltd.	Singapore		100.0
734	Leasing Verwaltungsgesellschaft Waltersdorf mbH	Schoenefeld		100.0
735	Legacy Reinsurance, LLC	Burlington		100.0
736	Liberty Investments Limited	George Town		100.0
737	Liegenschaft Hainstraße GbR	Frankfurt	2	0.0
738	Long-Tail Risk Insurers, Ltd.	Hamilton		100.0
739	Luxembourg Family Office S.A.	Luxembourg		100.0
740	LWC Nominees Limited	Auckland		100.0
741	MAC Investments Ltd.	George Town		100.0
742	MacDougal Investments Limited	Wilmington		100.0
743	Mallard Place, Inc.	Wilmington		100.0
744	Maxblue Americas Holdings, S.A.	Madrid		100.0
745	Mayfair Center, Inc.	Wilmington		100.0
746	Media Entertainment Filmmanagement GmbH	Pullach		100.0
747	MEF I Manager, S.à r.l.	Luxembourg		100.0
748	MEFIS Beteiligungsgesellschaft mbH	Frankfurt		62.0
749	Mercer Investments Limited	Wilmington		100.0
750	Mezzanine Capital Europe (MC-EU) GmbH & Co. KG	Cologne	1	0.1
751	Mezzanine Capital Europe II (MC-EU II) GmbH & Co. KG	Cologne	1	0.5
752	Mezzanine Capital USA (MC-US) GmbH & Co. KG	Cologne	1	0.1
753	Mezzanine Capital USA II (MC-US II) GmbH & Co. KG	Cologne	1	0.1
754	MHL Reinsurance Ltd.	Burlington		100.0
755	Miami MEI, LLC	Dover	2	0.0
756	Mira GmbH & Co. KG	Frankfurt		100.0
757	MIT Holdings, Inc.	Baltimore		100.0
758	MMDB Noonmark L.L.C.	Wilmington		100.0
759	"modernes Frankfurt" private Gesellschaft für Stadtentwicklung mbH i.L.	Frankfurt		100.0
760	Morgan Grenfell & Co. Limited	London		100.0
761	Morgan Grenfell (Local Authority Finance) Limited (in members' voluntary liquidation)	London		100.0
762	Morgan Grenfell Development Capital Holdings Limited (in members' voluntary liquidation)	London		100.0
763	Morgan Grenfell Private Equity Limited (in members' voluntary liquidation)	London		100.0
764	Morgan Nominees Limited	London		100.0
765	Mortgage Trading (UK) Limited	London		100.0
766	MortgageIT Securities Corp.	Wilmington		100.0
767	MortgageIT, Inc.	New York		100.0
768	Mountain Recovery Fund I Y.K.	Tokyo		100.0
769	MRF2 Y.K.	Tokyo		100.0
770	MXB U.S.A., Inc.	Wilmington		100.0
771	Navegator - SGFTC, S.A.	Lisbon		100.0
772	NCKR, LLC	Wilmington		100.0
773	NEPTUNO Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung	Cologne		100.0
774	Nevada Mezz 1 LLC	Wilmington		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
775	Nevada Parent 1 LLC	Wilmington		100.0
776	Nevada Property 1 LLC	Wilmington		100.0
777	Nevada Restaurant Venture 1 LLC	Wilmington		100.0
778	Nevada Retail Venture 1 LLC	Wilmington		100.0
779	New Hatsushima Godo Kaisha	Tokyo	2	50.0
780	New Prestitempo S.p.A.	Milan		100.0
781	Newhall LLC	Wilmington		100.0
782	NIDDA Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
783	Nordwestdeutscher Wohnungsbauträger Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
784	norisbank GmbH	Berlin		100.0
785	North American Income Fund PLC	Dublin		67.3
786	Northern Pines Funding, LLC	Dover		100.0
787	O.F. Finance, LLC	Wilmington		53.6
788	Oakwood Properties Corp.	Wilmington		100.0
789	Office Grundstücksverwaltungsgesellschaft mbH	Frankfurt		100.0
790	OOO "Deutsche Bank"	Moscow		100.0
791	OPB KRITI GmbH	Koenigstein		100.0
792	OPB Verwaltungs- und Beteiligungs-GmbH	Cologne		100.0
793	OPB Verwaltungs- und Treuhand GmbH	Cologne		100.0
794	OPB-Decima GmbH i.L.	Cologne		100.0
795	OPB-Holding GmbH	Cologne		100.0
796	OPB-Mosel GmbH i.L.	Cologne		100.0
797	OPB-Nona GmbH	Frankfurt		100.0
798	OPB-Oktava GmbH	Cologne		100.0
799	OPB-Quarta GmbH	Cologne		100.0
800	OPB-Quinta GmbH	Cologne		100.0
801	OPB-Rhein GmbH	Cologne		100.0
802	OPB-Septima GmbH	Cologne		100.0
803	OPB-Structuring GmbH	Cologne		100.0
804	Oppenheim Asset Management GmbH	Vienna		100.0
805	Oppenheim Asset Management Services S.à r.l.	Luxembourg		100.0
806	OPPENHEIM Beteiligungs-Treuhand GmbH	Cologne		100.0
807	OPPENHEIM Capital Advisory GmbH	Cologne		100.0
808	Oppenheim Eunomia GmbH	Cologne		100.0
809	OPPENHEIM Flottenfonds IV GmbH & Co. KG	Cologne	1	0.0
810	OPPENHEIM Flottenfonds V GmbH & Co. KG	Cologne		83.3
811	Oppenheim Fonds Trust GmbH	Cologne		100.0
812	Oppenheim International Finance (in liquidation)	Dublin		100.0
813	OPPENHEIM Internet Fonds Manager GmbH i.L.	Cologne		100.0
814	Oppenheim Kapitalanlagegesellschaft mbH	Cologne		100.0
815	OPPENHEIM Mezzanine GmbH & Co. KG	Frankfurt	1	1.0
816	OPPENHEIM PRIVATE EQUITY Manager GmbH	Cologne		100.0
817	OPPENHEIM PRIVATE EQUITY Verwaltungsgesellschaft mbH	Cologne		100.0
818	Oppenheim Vermögenstreuhand GmbH	Cologne		100.0
819	OPS Nominees Pty Limited	Sydney		100.0
820	OVT Trust 1 GmbH	Cologne		100.0
821	OVV Beteiligungs GmbH	Cologne		100.0
822	PADUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
823	Pan Australian Nominees Pty Ltd	Sydney		100.0
824	PB (USA) Holdings, Inc.	Wilmington		100.0
825	PB (USA) Realty Corporation	New York		94.7
826	PB Capital Corporation	Wilmington		100.0
827	PB Factoring GmbH	Bonn		100.0
828	PB Finance (Delaware) Inc.	Wilmington		100.0
829	PB Firmenkunden AG	Bonn		100.0
830	PB Hollywood I Hollywood Station, LLC	Dover	2	0.0
831	PB Hollywood II Lofts, LLC	Dover	2	0.0
832	PB Kreditservice GmbH	Hameln		100.0
833	PB Sechste Beteiligungen GmbH	Bonn		100.0
834	PB Spezial-Investmentaktiengesellschaft mit Teilgesellschaftsvermögen	Bonn		99.4

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
835	PBC Banking Services GmbH	Frankfurt		100.0
836	PBC Carnegie, LLC	Wilmington	2	0.0
837	PBC Services GmbH der Deutschen Bank	Frankfurt		100.0
838	PE-US/ASIA Beteiligungsgesellschaft mbH	Cologne		100.0
839	PEIF II (Manager) Limited	St. Helier		100.0
840	Pelleport Investors, Inc.	New York		100.0
841	Pembol Nominees Limited	London		100.0
842	Percy Limited	Gibraltar		100.0
843	PHARMA/wHEALTH Management Company S.A.	Luxembourg		99.9
844	Philippine Opportunities for Growth and Income (SPV-AMC), INC.	Manila		95.0
845	Phoebus Investments LP	Wilmington		100.0
846	Pilgrim Financial Services LLP	Wilmington		100.0
847	PLAKIAS Beteiligungs- und Verwaltungs-GmbH	Cologne		100.0
848	Plantation Bay, Inc.	St. Thomas		100.0
849	PMG Collins, LLC	Tallahassee		100.0
850	Pollus L.P.	St. Helier		100.0
851	Polydeuce LLC	Wilmington		100.0
852	POND VENTURES II GmbH & Co. KG	Cologne		99.9
853	POSEIDON Vermögensverwaltungsgesellschaft mbH	Cologne		100.0
854	Postbank Akademie und Service GmbH	Hameln		100.0
855	Postbank Beteiligungen GmbH	Bonn		100.0
856	Postbank Direkt GmbH	Bonn		100.0
857	Postbank Filial GmbH	Bonn		100.0
858	Postbank Filialvertrieb AG	Bonn		100.0
859	Postbank Finanzberatung AG	Hameln		100.0
860	Postbank Immobilien und Baumanagement GmbH	Bonn		100.0
861	Postbank Immobilien und Baumanagement GmbH & Co. Objekt Leipzig KG	Bonn		90.0
862	Postbank Leasing GmbH	Bonn		100.0
863	Postbank P.O.S. Transact GmbH	Eschborn		100.0
864	Postbank Service GmbH	Essen		100.0
865	Postbank Support GmbH	Cologne		100.0
866	Postbank Systems AG	Bonn		100.0
867	Postbank Versicherungsvermittlung GmbH	Bonn		100.0
868	PPCenter, Inc.	Wilmington		100.0
869	Primelux Insurance S.A.	Luxembourg		100.0
870	Private Equity Asia Select Company III S.à r.l.	Luxembourg		100.0
871	Private Equity Global Select Company IV S.à r.l.	Luxembourg		100.0
872	Private Equity Global Select Company V S.à r.l.	Luxembourg		100.0
873	Private Equity Select Company S.à r.l.	Luxembourg		100.0
874	Private Financing Initiatives, S.L.	Barcelona		51.0
875	PS plus Portfolio Software + Consulting GmbH	Roedermark		80.2
876	PT. Deutsche Securities Indonesia	Jakarta		99.0
877	Public joint-stock company "Deutsche Bank DBU"	Kiev		100.0
878	Pyramid Ventures, Inc.	Wilmington		100.0
879	Quantum 13 LLC	Wilmington	2	49.0
880	R.B.M. Nominees Pty Ltd	Sydney		100.0
881	Reade, Inc.	Wilmington		100.0
882	Red Lodge, L.P.	Wilmington		100.0
883	registrar services GmbH	Eschborn		100.0
884	Regula Limited	Road Town		100.0
885	REIB Europe Investments Limited	London		100.0
886	REIB International Holdings Limited	London		100.0
887	Rimvalley Limited	Dublin		100.0
888	Ripple Creek, L.P.	Wilmington		100.0
889	RMS Investments (Cayman)	George Town		100.0
890	RoCal, L.L.C.	Wilmington		100.0
891	RoCalwest, Inc.	Wilmington		100.0
892	RoPro U.S. Holding, Inc.	Wilmington		100.0
893	RoSmart LLC	Wilmington		100.0
894	Route 28 Receivables, LLC	Wilmington		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
895	RREEF America L.L.C.	Wilmington		100.0
896	RREEF China REIT Management Limited	Hong Kong		100.0
897	RREEF European Value Added I (G.P.) Limited	London		100.0
898	RREEF Fondimmobiliari Società di Gestione del Risparmio S.p.A.	Milan		100.0
899	RREEF India Advisors Private Limited	Mumbai		100.0
900	RREEF Investment GmbH	Frankfurt		99.9
901	RREEF Management GmbH	Frankfurt		100.0
902	RREEF Management L.L.C.	Wilmington		100.0
903	RREEF Opportunities Management S.r.l.	Milan		100.0
904	RREEF Property Trust Inc.	Baltimore		100.0
905	RREEF Shanghai Investment Consultancy Company	Shanghai		100.0
906	RREEF Spezial Invest GmbH	Frankfurt		100.0
907	RREEFSmart, L.L.C.	Wilmington		95.0
908	RTS Nominees Pty Limited	Sydney		100.0
909	Rüd Blass Vermögensverwaltung AG	Zurich		100.0
910	SAB Real Estate Verwaltungs GmbH	Hameln		100.0
911	Sagamore Limited	London		100.0
912	SAGITA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
913	Sajima Godo Kaisha	Tokyo	2	0.0
914	Sal. Oppenheim Alternative Investments GmbH	Cologne		100.0
915	Sal. Oppenheim Boulevard Konrad Adenauer S.à r.l.	Luxembourg		100.0
916	Sal. Oppenheim Corporate Finance North America Holding LLC	Wilmington		100.0
917	Sal. Oppenheim Global Invest GmbH	Cologne		100.0
918	Sal. Oppenheim Healthcare Beteiligungs GmbH	Cologne		100.0
919	Sal. Oppenheim Investments GmbH	Cologne		100.0
920	Sal. Oppenheim jr. & Cie. AG & Co. Kommanditgesellschaft auf Aktien	Cologne		100.0
921	Sal. Oppenheim jr. & Cie. Beteiligungs GmbH	Cologne		100.0
922	Sal. Oppenheim jr. & Cie. Komplementär AG	Cologne		100.0
923	Sal. Oppenheim jr. & Cie. Luxembourg S.A.	Luxembourg		100.0
924	Sal. Oppenheim PEP Treuhand GmbH	Cologne		100.0
925	Sal. Oppenheim Private Equity Partners S.A.	Luxembourg		100.0
926	Sal. Oppenheim Private Equity Partners US L.P.	Wilmington		100.0
927	Sal. Oppenheim Private Equity Partners US LLC	Wilmington		100.0
928	SALOMON OPPENHEIM GmbH i.L.	Cologne		100.0
929	SAMOS Vermögensverwaltungs GmbH	Cologne		100.0
930	SAPIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
931	Schiffsbetriebsgesellschaft Brunswik mit beschränkter Haftung	Hamburg		100.0
932	Sechste DB Immobilienfonds Beta Dr. Rühl KG	Eschborn		100.0
933	SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Fehrenbach KG	Duesseldorf		94.7
934	Serviced Office Investments Limited	St. Helier		100.0
935	Sharps SP I LLC	Wilmington		100.0
936	Sherwood Properties Corp.	Wilmington		100.0
937	Shopready Limited	London		100.0
938	Silver Leaf 1 LLC	Wilmington		100.0
939	SIMA Private Equity 1 Beteiligungs GmbH	Hamburg		100.0
940	SIMA Private Equity 1 GmbH & Co. KG	Hamburg	1	0.0
941	STC Capital YK	Tokyo		100.0
942	Stoneridge Apartments, Inc.	Wilmington	2	0.0
943	Stores International Limited (in voluntary liquidation)	George Town		100.0
944	Structured Finance Americas, LLC	Wilmington		100.0
945	Sunbelt Rentals Exchange Inc.	Wilmington		100.0
946	Süddeutsche Vermögensverwaltung Gesellschaft mit beschränkter Haftung	Frankfurt		100.0
947	TAF 2 Y.K.	Tokyo		100.0
948	Tapeorder Limited	London		100.0
949	Taunus Corporation	Wilmington		100.0
950	Telefon-Servicegesellschaft der Deutschen Bank mbH	Frankfurt		100.0
951	TELO Beteiligungsgesellschaft mbH	Schoenefeld		100.0
952	Tempurrite Leasing Limited	London		100.0
953	Tenedora de Valores S.A.	Santiago		100.0
954	Thai Asset Enforcement and Recovery Asset Management Company Limited	Bangkok		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
955	The World Markets Company GmbH i.L.	Frankfurt		74.8
956	Tilney (Ireland) Limited	Dublin		100.0
957	Tilney Acquisitions Limited (in members' voluntary liquidation)	Liverpool		100.0
958	Tilney Asset Management International Limited	St. Peter Port		100.0
959	Tilney Funding Limited (in members' voluntary liquidation)	Liverpool		100.0
960	Tilney Group Limited	Liverpool		100.0
961	Tilney Holdings Limited (in members' voluntary liquidation)	Liverpool		100.0
962	Tilney Investment Management	Liverpool		100.0
963	Tilney Management Limited (in members' voluntary liquidation)	Liverpool		100.0
964	TIM (London) Limited (in members' voluntary liquidation)	Liverpool		100.0
965	TOKOS GmbH	Luetzen-Gostau		100.0
966	TQI Exchange, LLC	Wilmington		100.0
967	Treuinvest Service GmbH	Frankfurt		100.0
968	Trevona Limited	Road Town		100.0
969	Triplereason Limited	London		100.0
970	Tsubasa Angel Fund Y.K.	Tokyo		100.0
971	U.F.G.I.S. Advisors Limited	Larnaca		100.0
972	U.F.G.I.S. Holdings (Cyprus) Limited	Larnaca		100.0
973	UDS Capital Y.K.	Tokyo		100.0
974	Unter Sachsenhausen Beteiligungs GmbH i.L.	Cologne		100.0
975	Urbistar Settlement Services, LLC	Harrisburg		100.0
976	US Real Estate Beteiligungs GmbH	Frankfurt		100.0
977	Varick Investments Limited	Wilmington		100.0
978	VCG Venture Capital Fonds III Verwaltungs GmbH	Munich		100.0
979	VCG Venture Capital Gesellschaft mbH	Munich		100.0
980	VCG Venture Capital Gesellschaft mbH & Co. Fonds III KG i.L.	Munich	2	37.0
981	VCG Venture Capital Gesellschaft mbH & Co. Fonds III Management KG	Munich	2	26.7
982	VCM Golding Mezzanine GmbH & Co. KG	Munich	1	0.0
983	VCM III Institutional Beteiligungsgesellschaft mbH	Cologne		100.0
984	VCM III Institutional Equity Partners GmbH & Co. KG	Cologne	1	0.1
985	VCM MIP 2001 GmbH & Co. KG	Cologne	1	0.0
986	VCM MIP 2002 GmbH & Co. KG	Cologne	1	0.0
987	VCM MIP II GmbH & Co. KG	Cologne	1	0.0
988	VCM MIP III GmbH & Co. KG	Cologne	1	8.0
989	VCM MIP IV GmbH & Co. KG	Cologne	1	0.0
990	VCM PEP I Beteiligungsgesellschaft mbH	Cologne		100.0
991	VCM PEP II Beteiligungsverwaltung GmbH	Cologne		100.0
992	VCM Private Equity Portfolio GmbH & Co. Beteiligungs KG II	Munich	1	4.7
993	VCM Private Equity Portfolio GmbH & Co. KG	Cologne	1	0.0
994	VCM Private Equity Portfolio GmbH & Co. KG IV	Cologne	1	2.1
995	VCM REE Beteiligungstreuhand GmbH	Cologne		100.0
996	VCM Treuhand Beteiligungsverwaltung GmbH	Cologne		100.0
997	VCM VI Institutional Private Equity (B) GmbH & Co. KG	Cologne	1	0.0
998	VCP Treuhand Beteiligungsgesellschaft mbH	Cologne		100.0
999	VCP Verwaltungsgesellschaft mbH	Cologne		100.0
1000	VCPII Beteiligungsverwaltung GmbH	Cologne		100.0
1001	Vertriebsgesellschaft mbH der Deutschen Bank Privat- und Geschäftskunden	Berlin		100.0
1002	VEXCO, LLC	Wilmington		100.0
1003	VI Resort Holdings, Inc.	New York	2	0.0
1004	VÖB-ZVD Processing GmbH	Frankfurt		100.0
1005	Wealthspur Investment Company Limited	Labuan		100.0
1006	Welsh, Carson, Anderson & Stowe IX GmbH & Co. KG	Munich	1	0.0
1007	WEPLA Beteiligungsgesellschaft mbH	Frankfurt		100.0
1008	WERDA Beteiligungsgesellschaft mbH	Frankfurt		100.0
1009	Whale Holdings S.à r.l.	Luxembourg		100.0
1010	Whispering Woods LLC	Wilmington		100.0
1011	Whistling Pines LLC	Wilmington		100.0
1012	Wilhelm von Finck Deutsche Family Office AG	Grasbrunn		100.0
1013	Wilmington Trust B6	Wilmington		100.0
1014	WMH (No. 15) Limited (in members' voluntary liquidation)	London		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1015	WMH (No. 16) Limited (in members' voluntary liquidation)	London		100.0
1016	World Trading (Delaware) Inc.	Wilmington		100.0
1017	5000 Yonge Street Toronto Inc.	Toronto		100.0
1018	ZAO "Deutsche Securities"	Moscow	2	0.0
1019	ZAO "UFG Invest"	Moscow		100.0
1020	Zürich - Swiss Value AG	Zurich		50.1

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1021	ABATE Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1022	ABATIS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1023	ABRI Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1024	ACHTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1025	ACHTUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1026	ACHTZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1027	ACIS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1028	ACTIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1029	ACTIUM Leasobjekt GmbH & Co. Objekt Bietigheim OHG i.L.	Duesseldorf		
1030	ADEO Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1031	ADLAT Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1032	ADMANU Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1033	AETAS Beteiligungsgesellschaft mbH i.L.	Duesseldorf		50.0
1034	AGLOM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1035	AGUM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1036	AKRUN Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1037	ALANUM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1038	ALMO Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1039	Almutkirk Limited	Dublin		
1040	ALTA Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1041	ANDOT Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1042	Andramad Limited	Dublin		
1043	Annapolis Funding Trust	Toronto		
1044	Apexel LLC	Wilmington		100.0
1045	APUR Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1046	Asian Hybrid Investments LLP	Singapore	2	0.0
1047	Aspen Funding Corp.	Charlotte		
1048	Asset Repackaging Trust B.V.	Amsterdam	5	
1049	Asset Repackaging Trust Five B.V.	Amsterdam	5	
1050	Asset Repackaging Trust Six B.V.	Amsterdam	5	
1051	ATAUT Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1052	Atlas Investment Company 1 S.à r.l.	Luxembourg		
1053	Atlas Investment Company 2 S.à r.l.	Luxembourg		
1054	Atlas Investment Company 3 S.à r.l.	Luxembourg		
1055	Atlas Investment Company 4 S.à r.l.	Luxembourg		
1056	Atlas Portfolio Select SPC	George Town		0.0
1057	Atlas SICAV - FIS	Luxembourg	5	
1058	Avizandum Limited	Dublin		
1059	AVOC Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1060	Axia Insurance, Ltd.	Hamilton	5	
1061	Axiom Shelter Island LLC	San Diego		100.0
1062	Azurix AGOSBA S.R.L.	Buenos Aires		100.0
1063	Azurix Argentina Holding, Inc.	Wilmington		100.0
1064	Azurix Buenos Aires S.A. (en liquidacion)	Buenos Aires		100.0
1065	Azurix Cono Sur, Inc.	Wilmington		100.0
1066	Azurix Corp.	Wilmington		100.0
1067	Azurix Latin America, Inc.	Wilmington		100.0
1068	BAKTU Beteiligungsgesellschaft mbH	Schoenefeld		50.0
1069	BALIT Beteiligungsgesellschaft mbH	Schoenefeld		50.0
1070	BAMAR Beteiligungsgesellschaft mbH	Schoenefeld		50.0
1071	BIMES Beteiligungsgesellschaft mbH	Schoenefeld		50.0
1072	BLI Beteiligungsgesellschaft für Leasinginvestitionen mbH	Duesseldorf		33.2
1073	BNP Paribas Flexi III - Fortis Bond Taiwan	Luxembourg		
1074	BOB Development SRL	Bucharest		
1075	BOC Real Property SRL	Bucharest		
1076	Bolsena Holding GmbH & Co. KG	Frankfurt		100.0
1077	Bridge No.1 Pty Limited	Sydney		
1078	Canadian Asset Acquisition Trust 2	Toronto	5	
1079	Canal New Orleans Holdings LLC	Dover		

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1080	Canal New Orleans Hotel LLC	Wilmington		
1081	Canal New Orleans Mezz LLC	Dover		
1082	Castlebay Asia Flexible Fund SICAV-FIS - Taiwan Bond Fund	Luxembourg		
1083	Cathay Capital (Labuan) Company Limited	Labuan		
1084	Cathay Capital Company Limited	Port Louis		9.5
1085	Cathay Strategic Investment Company Limited	Hong Kong		
1086	Cathay Strategic Investment Company No. 2 Limited	George Town		
1087	Cayman Reference Fund Holdings Limited	George Town		
1088	Cepangie Limited	Dublin		
1089	Charitable Luxembourg Four S.à r.l.	Luxembourg		
1090	Charitable Luxembourg Three S.à r.l.	Luxembourg		
1091	Charitable Luxembourg Two S.à r.l.	Luxembourg		
1092	CIBI Beteiligungsgesellschaft mbH i.L.	Duesseldorf		50.0
1093	CIG (Jersey) Limited	St. Helier		
1094	City Leasing (Donside) Limited	London		100.0
1095	City Leasing (Fleetside) Limited (in members' voluntary liquidation)	London		100.0
1096	City Leasing (Severnside) Limited	London		100.0
1097	City Leasing (Thameside) Limited	London		100.0
1098	City Leasing and Partners	London		100.0
1099	City Leasing Limited	London		100.0
1100	CLASS Limited	St. Helier	5	
1101	Concept Fund Solutions Public Limited Company	Dublin	5	1.9
1102	Consumer Auto Receivables Finance Limited	Dublin		
1103	Coriolanus Limited	Dublin	5	
1104	COUNTS Trust Series 2007 - 3	Newark	5	
1105	Cranfield Aircraft Leasing Limited	George Town		
1106	Crystal CLO, Ltd.	George Town		
1107	Custom Leasing Limited (in members' voluntary liquidation)	London		100.0
1108	DAGOBA Beteiligungsgesellschaft mbH	Duesseldorf		
1109	DAINA Beteiligungsgesellschaft mbH i.L.	Duesseldorf		
1110	Dariconic Limited	Dublin		
1111	DARKU Beteiligungsgesellschaft mbH	Duesseldorf		
1112	DARUS Beteiligungsgesellschaft mbH	Duesseldorf		
1113	Dawn-BV II LLC	Wilmington		100.0
1114	Dawn-BV LLC	Wilmington		100.0
1115	Dawn-BV-Helios LLC	Wilmington		100.0
1116	Dawn-G II LLC	Wilmington		100.0
1117	Dawn-G LLC	Wilmington		100.0
1118	Dawn-G-Helios LLC	Wilmington		100.0
1119	DB Aircraft Leasing Master Trust	Wilmington	2	0.0
1120	DB Aircraft Leasing Master Trust II	Wilmington	2	0.0
1121	DB Alternative Strategies Limited	George Town		100.0
1122	DB Apex (Luxembourg) S.à r.l.	Luxembourg		100.0
1123	DB Apex Finance Limited	St. Julians		100.0
1124	DB Apex Management Capital S.C.S.	Luxembourg		100.0
1125	DB Apex Management Income S.C.S.	Luxembourg		100.0
1126	DB Apex Management Limited	George Town		100.0
1127	DB Asia Pacific Holdings Limited	George Town		100.0
1128	DB Aster II, LLC	Wilmington		100.0
1129	DB Aster III, LLC	Wilmington		100.0
1130	DB Aster, Inc.	Wilmington		100.0
1131	DB Aster, LLC	Wilmington		100.0
1132	DB Bagheera, S.à r.l.	Luxembourg		100.0
1133	DB Capital Investments, L.P.	Wilmington		100.0
1134	DB Clyde, LLC	Wilmington		100.0
1135	DB Covered Bond S.r.l.	Conegliano		90.0
1136	DB Dawn, Inc.	Wilmington		100.0
1137	db ETC II plc	St. Helier	5	
1138	db ETC Index plc	St. Helier	5	
1139	db ETC plc	St. Helier	5	

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1140	DB GIF GmbH & Co. KG	Cologne		100.0
1141	DB Global Masters Multi-Strategy Trust	George Town		100.0
1142	DB Global Masters Trust	George Town	5	
1143	DB Immobilienfonds 1 Wieland KG	Frankfurt		
1144	DB Immobilienfonds 4 GmbH & Co. KG	Frankfurt		0.2
1145	DB Immobilienfonds 5 Wieland KG	Frankfurt		
1146	DB Impact Investment (GP) Limited	London		100.0
1147	DB Jasmine Holdings Limited	London		100.0
1148	DB Litigation Fee LLC	Wilmington		100.0
1149	DB Platinum	Luxembourg	5	7.6
1150	DB Platinum II	Luxembourg	5	2.6
1151	DB Platinum IV	Luxembourg	5	6.9
1152	DB Safe Harbour Investment Projects Limited	London		100.0
1153	DB STG Lux 1 S.à r.l.	Luxembourg		100.0
1154	DB STG Lux 2 S.à r.l.	Luxembourg		100.0
1155	DB STG Lux 3 S.à r.l.	Luxembourg		100.0
1156	DB STG Lux 4 S.à r.l.	Luxembourg		100.0
1157	DB Sylvester Funding Limited	George Town		100.0
1158	db x-trackers	Luxembourg	5	3.2
1159	db x-trackers (Proprietary) Limited	Johannesburg		100.0
1160	db x-trackers Holdings (Proprietary) Limited	Johannesburg		100.0
1161	db x-trackers II	Luxembourg	5	11.4
1162	dbInvestor Solutions Public Limited Company	Dublin	5	
1163	DBVP Europe GP (Jersey) Limited	St. Helier		20.0
1164	De Heng Asset Management Company Limited	Beijing		
1165	Deco 17 - Pan Europe 7 Limited	Dublin		
1166	Deutsche Alt-A Securities Mortgage Loan Trust, Series 2007-3	Wilmington		
1167	Deutsche Alt-A Securities Mortgage Loan Trust, Series 2007-OA5	Wilmington		
1168	Deutsche Bank Capital Finance LLC I	Wilmington		100.0
1169	Deutsche Bank Capital Finance Trust I	Wilmington	2	0.0
1170	Deutsche Bank Capital Funding LLC I	Wilmington		100.0
1171	Deutsche Bank Capital Funding LLC IV	Wilmington		100.0
1172	Deutsche Bank Capital Funding LLC IX	Wilmington		100.0
1173	Deutsche Bank Capital Funding LLC V	Wilmington		100.0
1174	Deutsche Bank Capital Funding LLC VI	Wilmington		100.0
1175	Deutsche Bank Capital Funding LLC VII	Wilmington		100.0
1176	Deutsche Bank Capital Funding LLC VIII	Wilmington		100.0
1177	Deutsche Bank Capital Funding LLC X	Wilmington		100.0
1178	Deutsche Bank Capital Funding LLC XI	Wilmington		100.0
1179	Deutsche Bank Capital Funding Trust I	Newark	2	0.0
1180	Deutsche Bank Capital Funding Trust IV	Wilmington	2	0.0
1181	Deutsche Bank Capital Funding Trust IX	Wilmington	2	0.0
1182	Deutsche Bank Capital Funding Trust V	Wilmington	2	0.0
1183	Deutsche Bank Capital Funding Trust VI	Wilmington	2	0.0
1184	Deutsche Bank Capital Funding Trust VII	Wilmington	2	0.0
1185	Deutsche Bank Capital Funding Trust VIII	Wilmington	2	0.0
1186	Deutsche Bank Capital Funding Trust X	Wilmington	2	0.0
1187	Deutsche Bank Capital Funding Trust XI	Wilmington	2	0.0
1188	Deutsche Bank Capital LLC I	Wilmington		100.0
1189	Deutsche Bank Capital LLC II	Wilmington		100.0
1190	Deutsche Bank Capital LLC III	Wilmington		100.0
1191	Deutsche Bank Capital LLC IV	Wilmington		100.0
1192	Deutsche Bank Capital LLC V	Wilmington		100.0
1193	Deutsche Bank Capital Trust I	Newark	2	0.0
1194	Deutsche Bank Capital Trust II	Newark	2	0.0
1195	Deutsche Bank Capital Trust III	Newark	2	0.0
1196	Deutsche Bank Capital Trust IV	Newark	2	0.0
1197	Deutsche Bank Capital Trust V	Newark	2	0.0
1198	Deutsche Bank Contingent Capital LLC I	Wilmington		100.0
1199	Deutsche Bank Contingent Capital LLC II	Wilmington		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1200	Deutsche Bank Contingent Capital LLC III	Wilmington		100.0
1201	Deutsche Bank Contingent Capital LLC IV	Wilmington		100.0
1202	Deutsche Bank Contingent Capital LLC V	Wilmington		100.0
1203	Deutsche Bank Contingent Capital Trust I	Wilmington	2	0.0
1204	Deutsche Bank Contingent Capital Trust II	Wilmington	2	0.0
1205	Deutsche Bank Contingent Capital Trust III	Wilmington	2	0.0
1206	Deutsche Bank Contingent Capital Trust IV	Wilmington	2	0.0
1207	Deutsche Bank Contingent Capital Trust V	Wilmington	2	0.0
1208	Deutsche Bank Luxembourg S.A. - Fiduciary Note Programme	Luxembourg	5	
1209	Deutsche Bank SPEARs/LIFERs Trusts (DB Series)	Wilmington	6	
1210	Deutsche Colombia S.A.	Bogotá		100.0
1211	Deutsche GUO Mao Investments (Netherlands) B.V.	Amsterdam		100.0
1212	Deutsche Mortgage Securities, Inc. Re-Remic Trust Certificates, Series 2007-RS1	New York		
1213	Deutsche Mortgage Securities, Inc. Re-Remic Trust Certificates, Series 2007-RS3	New York		
1214	Deutsche Mortgage Securities, Inc. Re-Remic Trust Certificates, Series 2007-RS4	New York		
1215	Deutsche Mortgage Securities, Inc. Re-Remic Trust Certificates, Series 2007-RS5	New York		
1216	Deutsche Mortgage Securities, Inc. Re-Remic Trust Certificates, Series 2007-RS6	New York		
1217	Deutsche Mortgage Securities, Inc. Re-Remic Trust Certificates, Series 2007-RS7	New York		
1218	Deutsche Mortgage Securities, Inc. Series 2009-RS4	Santa Ana		
1219	Deutsche OBU Pty Limited	Sydney		100.0
1220	Deutsche Postbank Funding LLC I	Wilmington		100.0
1221	Deutsche Postbank Funding LLC II	Wilmington		100.0
1222	Deutsche Postbank Funding LLC III	Wilmington		100.0
1223	Deutsche Postbank Funding LLC IV	Wilmington		100.0
1224	Deutsche Postbank Funding Trust I	Wilmington		100.0
1225	Deutsche Postbank Funding Trust II	Wilmington		100.0
1226	Deutsche Postbank Funding Trust III	Wilmington		100.0
1227	Deutsche Postbank Funding Trust IV	Wilmington		100.0
1228	DIL Beteiligungs-Stiftung	Duesseldorf		
1229	DIL Europa-Beteiligungsgesellschaft mbH i.L.	Duesseldorf		100.0
1230	DIL Fonds-Beteiligungsgesellschaft mbH	Duesseldorf		100.0
1231	DJ Williston Swaps LLC	Wilmington		100.0
1232	DONARUM Holding GmbH	Duesseldorf		50.0
1233	DREIUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1234	DREIZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1235	DRITTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1236	DRITTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1237	Dusk II, LLC	Wilmington		100.0
1238	Dusk LLC	Wilmington		100.0
1239	DWS Bond Flexible	Luxembourg		100.0
1240	DWS Institutional Money plus	Luxembourg		
1241	DWS Institutional USD Money plus	Luxembourg		
1242	DWS Mauritius Company	Port Louis		100.0
1243	Earls Eight Limited	George Town	5	
1244	EARLS Trading Limited	George Town		
1245	1221 East Denny Owner, LLC	Wilmington		
1246	EBEMUS Beteiligungsgesellschaft mbH	Schoenefeld		
1247	Edomizaka Tokutei Mokuteki Kaisha	Tokyo		
1248	EGOM Beteiligungsgesellschaft mbH	Schoenefeld		
1249	EINATUS Beteiligungsgesellschaft mbH	Schoenefeld		10.0
1250	EINUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1251	Eirles One Limited	Dublin	5	
1252	Eirles Three Limited	Dublin	5	
1253	Eirles Two Limited	Dublin	5	
1254	ELC Logistik-Centrum Verwaltungs-GmbH	Erfurt		50.0
1255	ELFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1256	Elmo Funding GmbH	Eschborn		100.0
1257	Elmo Leasing Dreizehnte GmbH	Eschborn		100.0
1258	Elmo Leasing Elfte GmbH	Eschborn		100.0
1259	Elmo Leasing Vierzehnte GmbH	Eschborn		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1260	Emerging Markets Capital Protected Investments Limited	George Town	5	
1261	Emeris	George Town		
1262	Equinox Credit Funding Public Limited Company	Dublin	5	
1263	Equipment Management Services LLC	Wilmington		100.0
1264	Erste Frankfurter Hoist GmbH	Frankfurt		100.0
1265	Escoyla Limited	Dublin		
1266	ETFS Industrial Metal Securities Limited	St. Helier	5	
1267	Eurohome (Italy) Mortgages S.r.l.	Conegliano		
1268	Fandaro Limited	Dublin		
1269	FCT Foncred II	Paris		
1270	Film Asset Securitization Trust 2009-1	New York		
1271	Finaqua Limited	London		
1272	Fixed Income Flexible	Luxembourg		100.0
1273	Fortis Flexi IV - Bond Medium Term RMB	Luxembourg		100.0
1274	FÜNFTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1275	FÜNFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1276	FÜNFUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1277	FÜNFZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1278	G.O. III Luxembourg Oxford S.à r.l.	Luxembourg		
1279	GAC-HEL, Inc.	Wilmington		100.0
1280	GEM ERI Limited	George Town		
1281	Gemini Securitization Corp., LLC	Boston		
1282	Global Credit Reinsurance Limited	Hamilton	5	
1283	Global Opportunities Co-Investment Feeder, LLC	Wilmington		
1284	Global Opportunities Co-Investment, LLC	Wilmington		
1285	GMS Global Investment Strategy II Fund	Frankfurt		100.0
1286	Goldman Sachs Multi-Strategy Portfolio X, Ltd.	George Town		
1287	Gottex ABI II Fund Limited	George Town		
1288	GWC-GAC Corp.	Wilmington		100.0
1289	H21 Absolute Return Portfolios SPC - Class ARP-A00-10150	George Town		
1290	Hamildak Limited	Dublin		
1291	Harbour Finance Limited	Dublin		
1292	Herodotus Limited	George Town	2	0.0
1293	HESTA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Frankfurt KG	Duesseldorf		
1294	Hotel Majestic LLC	Wilmington		100.0
1295	Immobilien-Vermietungsgesellschaft von Quistorp GmbH & Co. Objekt Altlandsberg KG	Duesseldorf		
1296	Infrastructure Holdings (Cayman) SPC	George Town		
1297	Investors Cash Trust	Boston	5	
1298	iShares Global Government AAA-AA Capped Bond ETF	Dublin		88.5
1299	IVAF (Jersey) Limited	St. Helier		
1300	Japan Core Asset 3 Yugen Kaisha	Tokyo		
1301	Japan Core Asset 7 Yugen Kaisha	Tokyo		
1302	Japan Core Asset 8 Yugen Kaisha	Tokyo		
1303	JWB Leasing Limited Partnership	London		100.0
1304	Kelsey Street LLC	Wilmington		100.0
1305	Kelvivo Limited	Dublin		
1306	Kingfisher (Ontario) LP	Toronto		100.0
1307	Kingfisher Canada Holdings LLC	Wilmington		100.0
1308	Kingfisher Holdings I (Nova Scotia) ULC	Halifax		100.0
1309	Kingfisher Holdings II (Nova Scotia) ULC	Halifax		100.0
1310	Kingfisher Holdings LLC	Wilmington		100.0
1311	KOMPASS 3 Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1312	KOMPASS 3 Erste Beteiligungsgesellschaft mbH & Co. Euro KG	Duesseldorf		96.1
1313	KOMPASS 3 Zweite Beteiligungsgesellschaft mbH & Co. USD KG	Duesseldorf		96.9
1314	La Fayette Dedicated Basket Ltd.	Road Town		
1315	Labuan (Cranfield) Aircraft Leasing Limited	Labuan		
1316	Lambourn Spólka z ograniczona odpowiedzialnoscia (w likwidacji)	Warsaw		100.0
1317	LARS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Hagen KG	Duesseldorf		
1318	Legacy BCC Receivables, LLC	Wilmington		100.0
1319	Leo Consumo 1 S.r.l.	Conegliano		

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1320	Leo Consumo 2 S.r.l.	Conegliano		70.0
1321	Leonardo Charitable 1 LLC	Wilmington		9.9
1322	London Industrial Leasing Limited	London		100.0
1323	Luscina Limited	Dublin		
1324	Maestrale Projects (Holding) S.A.	Luxembourg		49.7
1325	Maher 1210 Corbin LLC	Wilmington		100.0
1326	Maher Chassis Management LLC	Wilmington		100.0
1327	Maher Terminals Holding Corp.	Toronto		100.0
1328	Maher Terminals LLC	Wilmington		100.0
1329	Maher Terminals Logistics Systems LLC	Wilmington		100.0
1330	Maher Terminals USA, LLC	Wilmington		100.0
1331	MAN Investments SAC Limited	Hamilton		
1332	Manta Acquisition LLC	Wilmington		100.0
1333	Manta Group LLC	Wilmington		100.0
1334	Maritime Indemnity Insurance Co. Ltd.	Hamilton		100.0
1335	Mars Investment Trust II	New York		100.0
1336	Mars Investment Trust III	New York		100.0
1337	Master Aggregation Trust	Wilmington		
1338	Maxima Alpha Bomaral Limited (in liquidation)	St. Helier		
1339	Mazuma Capital Funds Limited	Hamilton	5	
1340	Merlin I	George Town		
1341	Merlin II	George Town		
1342	Merlin XI	George Town		
1343	Micro-E Finance S.r.l.	Rome		
1344	MIRABILIS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Berching KG	Duesseldorf	5	
1345	MMCapS Funding XVIII Ltd. - Resecuritization Trust 2010-RS1	Wilmington		
1346	Montage Funding LLC	Dover		
1347	Monterey Funding LLC	Wilmington		
1348	Moon Leasing Limited	London		100.0
1349	Motion Picture Productions One GmbH & Co. KG	Frankfurt		100.0
1350	MPP Beteiligungsgesellschaft mbH	Frankfurt		100.0
1351	NBG Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1352	NCW Holding Inc.	Vancouver		100.0
1353	NeoAnemos S.r.l.	Milan		
1354	Netron Investment SRL	Bucharest		
1355	NEUNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1356	NEUNZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1357	Newport Funding Corp.	Charlotte		
1358	Nexus Infrastruktur Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1359	Nineco Leasing Limited	London		100.0
1360	NOFA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1361	North Las Vegas Property LLC	Wilmington		100.0
1362	Norvadano Limited	Dublin		
1363	Novelties Distribution LLC	Wilmington		100.0
1364	Oasis Securitisation S.r.l.	Conegliano	2	0.0
1365	Odin Mortgages Limited	London		
1366	Okanagan Funding Trust	Toronto		
1367	Oona Solutions, Fonds Commun de Placement	Luxembourg	5	
1368	OPAL	Luxembourg	5	
1369	Operadora de Buenos Aires S.R.L.	Buenos Aires		100.0
1370	OPPENHEIM Portfolio Advisors VI GmbH & Co. KG	Cologne		100.0
1371	Oran Limited	George Town		
1372	Owner Trust MSN 199	Salt Lake City		
1373	Owner Trust MSN 23336	Salt Lake City		
1374	Owner Trust MSN 23337	Salt Lake City		
1375	Owner Trust MSN 23338	Salt Lake City		
1376	Owner Trust MSN 23344	Salt Lake City		
1377	Owner Trust MSN 240	Salt Lake City		
1378	Owner Trust MSN 241	Salt Lake City		
1379	Owner Trust MSN 24452	Salt Lake City		

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1380	Owner Trust MSN 24453	Salt Lake City		
1381	Owner Trust MSN 24788	Salt Lake City		
1382	Owner Trust MSN 25259	Salt Lake City		
1383	Owner Trust MSN 25884	Salt Lake City		
1384	Owner Trust MSN 264	Salt Lake City		
1385	Owner Trust MSN 27833	Salt Lake City		
1386	Owner Trust MSN 87	Salt Lake City		
1387	Owner Trust MSN 88	Salt Lake City		
1388	Oystermouth Holding Limited	Nicosia		
1389	PADEM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1390	PADOS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1391	PAGUS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1392	PALDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1393	Palladium Securities 1 S.A.	Luxembourg	5	
1394	PALLO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1395	PALLO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Seniorenresidenzen KG	Duesseldorf		
1396	PanAsia Funds Investments Ltd.	George Town	5	
1397	PANIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1398	PANTUR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1399	PARTS Funding, LLC	Wilmington		100.0
1400	PARTS Student Loan Trust 2007-CT1	Wilmington		100.0
1401	PARTS Student Loan Trust 2007-CT2	Wilmington		100.0
1402	PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1403	PEDIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1404	PEDIS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Briloner KG	Duesseldorf		
1405	PEDUM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1406	PENDIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1407	PENTOS Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf		50.0
1408	PENTUM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1409	PERGOS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1410	PERGUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1411	PERLIT Mobilien-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1412	PERLU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1413	PERNIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1414	Pertwee Leasing Limited Partnership	London		100.0
1415	Peruda Leasing Limited	London		100.0
1416	Perus 1 S.à r.l.	Luxembourg		
1417	Perus 2 S.à r.l.	Luxembourg		
1418	Perus Investments S.à r.l.	Luxembourg		
1419	PERXIS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1420	PETA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1421	Phoebus Leasing Limited	George Town		100.0
1422	Picture Financial Funding (No.2) Limited	Newport		
1423	Picture Financial Jersey (No.2) Limited	St. Helier		
1424	Picture Home Loans (No.2) Limited	London		
1425	PONTUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1426	Port Elizabeth Holdings LLC	Wilmington		100.0
1427	PRADUM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1428	PRASEM Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1429	PRATES Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1430	Prince Rupert Luxembourg S.à r.l.	Senningerberg		100.0
1431	PRISON Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1432	Private Equity Invest Beteiligungs GmbH	Duesseldorf		50.0
1433	Private Equity Life Sciences Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1434	PROVIDE Domicile 2009-1 GmbH	Frankfurt		
1435	PTL Fleet Sales, Inc.	Wilmington		100.0
1436	PUDU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1437	PUKU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1438	PURIM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1439	PURIM Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Burscheid KG	Duesseldorf		

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1440	QUANTIS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1441	Quartz No. 1 S.A.	Luxembourg	2	0.0
1442	QUELLUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1443	QUOTAS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1444	R/H Hawthorne Plaza Associates, LLC	Wilmington		
1445	Reference Capital Investments Limited	London		100.0
1446	Regal Limited	George Town	5	
1447	REO Properties Corporation	Wilmington		100.0
1448	REO Properties Corporation II	Wilmington	2	0.0
1449	Residential Mortgage Funding Trust	Toronto		
1450	Rhein - Main Securitisation Limited	St. Helier		
1451	Rhein-Main No. 12 Limited	St. Helier		
1452	Rheingold No.14 (Jersey) Limited	St. Helier		
1453	Rheingold Securitisation Limited	St. Helier		
1454	RHOEN 2008-1 GmbH	Frankfurt		
1455	Riverside Funding LLC	Dover		
1456	RM Ayr Delaware LLC	Dover		
1457	RM Ayr Limited	Dublin		
1458	RM Chestnut Delaware LLC	Dover		
1459	RM Chestnut Limited	Dublin		
1460	RM Delaware Multi-Asset LLC	Wilmington		
1461	RM Fife Delaware LLC	Dover		
1462	RM Fife Limited	Dublin		
1463	RM Multi-Asset Limited	Dublin		
1464	RM Sussex Delaware LLC	Dover		
1465	RM Sussex Limited	Dublin		
1466	RM Triple-A Limited	Dublin		
1467	Route 28 Titling Trust	Wilmington		
1468	RREEF G.O. III Luxembourg One S.à r.l.	Luxembourg		
1469	RREEF G.O. III Malta Limited	Valletta		
1470	RREEF Global Opportunities Fund III, LLC	Wilmington		
1471	RREEF GO III Mauritius One Limited	Port Louis		
1472	RREEF GO III Mauritius Two Limited	Port Louis		
1473	RREEF North American Infrastructure Fund A, L.P.	Wilmington		99.9
1474	RREEF North American Infrastructure Fund B, L.P.	Wilmington		99.9
1475	Russell Australian Government Bond ETF	Sydney		84.7
1476	SABIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1477	SABRE Securitisation Limited	Sydney		
1478	SALIX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1479	SALUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1480	SALUS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Brandenburg KG	Duesseldorf		
1481	SALUS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG	Duesseldorf		58.5
1482	SALUS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Schwarzheide KG	Duesseldorf		
1483	SANCTOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1484	SANCTOR Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Nürnberg KG	Duesseldorf		
1485	SANDIX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1486	SANDIX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Hafen KG	Duesseldorf		
1487	SANO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1488	Saratoga Funding Corp., LLC	Wilmington		
1489	SARIO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1490	SATINA Mobilien-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1491	SCANDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1492	SCANDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Datteln KG	Duesseldorf		
1493	SCANDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Eisenach KG	Duesseldorf	5	
1494	SCANDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Iserlohn KG i.L.	Duesseldorf		
1495	SCANDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Osnabrück KG	Duesseldorf		
1496	SCANDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Siekmann KG	Duesseldorf		
1497	SCHEDA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1498	Schiffsbetriebsgesellschaft FINNA mbH	Hamburg		100.0
1499	Schiffsbetriebsgesellschaft GRIMA mbH	Hamburg		100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1500	SCITOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1501	SCUDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1502	SCUDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Kleine Alexanderstraße KG	Duesseldorf		95.0
1503	SECHSTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1504	SECHSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1505	SECHSUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		
1506	SECHZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1507	SEDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1508	Sedona Capital Funding Corp., LLC	Charlotte		
1509	SEGES Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1510	SEGU Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1511	SELEKTA Grundstücksverwaltungsgesellschaft mbH	Duesseldorf		50.0
1512	SENA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1513	SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Halle II KG i.L.	Duesseldorf		100.0
1514	SERICA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1515	SERICA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Frankfurt KG	Duesseldorf		
1516	SIDA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1517	SIEBENUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		
1518	SIEBTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1519	SIEBZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1520	SIFA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1521	SILANUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1522	SILANUS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Bonn KG	Duesseldorf		
1523	SILEX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1524	SILEX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Rostock und Leipzig KG	Duesseldorf		
1525	SILEX Grundstücks-Vermietungsgesellschaft mbH Objekt Eduard Dyckerhoff OHG	Duesseldorf		
1526	SILIGO Mobilien-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1527	SILUR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1528	SILUR Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Markdorf KG	Duesseldorf		
1529	SILUR Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Tübingen KG	Duesseldorf		
1530	SILUR Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Uhingen KG	Duesseldorf		
1531	SIMILA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1532	Singer Island Tower Suite LLC	Wilmington		100.0
1533	SIRES-STAR Limited	George Town	5	
1534	Sixco Leasing Limited	London		100.0
1535	SMART SME CLO 2006-1, Ltd.	George Town		
1536	SOLATOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1537	SOLIDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1538	SOLON Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1539	SOLUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1540	SOMA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1541	SOMA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Heidelberg KG i.L.	Duesseldorf		
1542	SOREX Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1543	SOREX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Hutschenreuther KG	Duesseldorf		
1544	SOREX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Lüdenscheid KG	Duesseldorf		
1545	SOREX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Mainz KG i.L.	Duesseldorf		
1546	SOSPITA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1547	SOSPITA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekte Prima KG	Duesseldorf	5	
1548	SOSPITA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekte Sekunda KG	Duesseldorf	5	
1549	SPAN No. 5 Pty Limited	Sydney		
1550	SPESSART 2009-1 GmbH i.L.	Frankfurt		
1551	SPINO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1552	SPLENDOR Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1553	SS Aggregation Trust	Wilmington		
1554	STABLON Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1555	STAGIRA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1556	STATOR Heizkraftwerk Frankfurt (Oder) Beteiligungsgesellschaft mbH	Schoenefeld		100.0
1557	Stewart-Denny Holdings, LLC	Wilmington		
1558	Stichting Perus Investments	Amsterdam		
1559	Strategic Global Opportunities Limited - Class A Main USD	Nassau		

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1560	STTN, Inc.	Wilmington		100.0
1561	STUPA Heizwerk Frankfurt (Oder) Nord Beteiligungsgesellschaft mbH i.L.	Schoenefeld		100.0
1562	SUBLICA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1563	SUBU Mobilien-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1564	SULPUR Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1565	Sunrise Beteiligungsgesellschaft mbH	Frankfurt		100.0
1566	SUPERA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1567	SUPERA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Speyer KG	Duesseldorf		
1568	SUPLION Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1569	Survey Solutions B.V.	Amsterdam		
1570	Survey Trust	Wilmington		
1571	SUSA Mobilien-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1572	SUSIK Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1573	SUSIK Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Cottbus KG	Duesseldorf		
1574	Swabia 1 Limited	Dublin		
1575	Swabia 1. Vermögensbesitz-GmbH	Frankfurt		100.0
1576	Sylvester (2001) Limited	George Town		100.0
1577	TABA Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1578	TACET Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1579	TACET Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Hameln KG	Duesseldorf		
1580	TACET Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Nordsternpark KG	Duesseldorf		
1581	TACET Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Osnabrück KG	Duesseldorf		
1582	TACET Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Ulm KG i.L.	Duesseldorf		
1583	TACET Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Wendelstein KG i.L.	Duesseldorf		
1584	TAGO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1585	Tagus - Sociedade de Titularização de Creditos, S.A.	Lisbon		100.0
1586	TAGUS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1587	TAKIR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1588	TARES Beteiligungsgesellschaft mbH i.L.	Duesseldorf		100.0
1589	TEBA Beteiligungsgesellschaft mbH i.L.	Schoenefeld		100.0
1590	TEBOR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1591	TEMATIS Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf		100.0
1592	TERGO Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf		100.0
1593	TERRUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1594	TERRUS Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Bernbach KG	Duesseldorf	2	0.0
1595	TESATUR Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1596	TESATUR Beteiligungsgesellschaft mbH & Co. Objekt Halle I KG	Duesseldorf		100.0
1597	TESATUR Beteiligungsgesellschaft mbH & Co. Objekt Nordhausen I KG	Duesseldorf		100.0
1598	Thaumat Holdings Limited	Nicosia		
1599	The CAP Accumulation Trust	Wilmington		
1600	The CIG Trust	St. Helier		
1601	The GIII Accumulation Trust	Wilmington		
1602	The Glanmore Property Euro Fund Limited	St. Peter Port		
1603	The GPR Accumulation Trust	Wilmington		
1604	The Life Accumulation Trust	Wilmington		
1605	The Life Accumulation Trust II	Wilmington		
1606	The Life Accumulation Trust III	Wilmington		
1607	The Life Accumulation Trust IV	Wilmington		
1608	The Life Accumulation Trust IX	Wilmington		
1609	The Life Accumulation Trust V	Wilmington		
1610	The Life Accumulation Trust VIII	Wilmington		
1611	The Life Accumulation Trust X	Wilmington		
1612	The Life Accumulation Trust XI	Wilmington		
1613	The Life Accumulation Trust XII	Wilmington		
1614	The PEB Accumulation Trust	Wilmington		
1615	The SLA Accumulation Trust	Wilmington		
1616	Tilney Group Limited Employee Incentive Trust	St. Peter Port		
1617	Tintin II SPC	George Town		
1618	Tintin III SPC	George Town		
1619	Tokutei Mokuteki Kaisha CREP Investment V	Tokyo	2	0.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1620	TONGA Grundstücks-Vermietungsgesellschaft mbH i.L.	Duesseldorf		50.0
1621	TOSSA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1622	TRAGO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1623	TREMA Grundstücks-Vermietungsgesellschaft mbH	Berlin		50.0
1624	TRENTO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1625	TRINTO Beteiligungsgesellschaft mbH	Schoenefeld		50.0
1626	TRIPLA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		100.0
1627	TRS 1 LLC	Wilmington		100.0
1628	TRS Aria LLC	Wilmington		100.0
1629	TRS Babson I LLC	Wilmington		100.0
1630	TRS Bluebay LLC	Wilmington		100.0
1631	TRS Bruin LLC	Wilmington		100.0
1632	TRS Callisto LLC	Wilmington		100.0
1633	TRS Camulos LLC	Wilmington		100.0
1634	TRS Cypress LLC	Wilmington		100.0
1635	TRS DB OH CC Fund Financing LLC	Wilmington		100.0
1636	TRS Eclipse LLC	Wilmington		100.0
1637	TRS Elara LLC	Wilmington		100.0
1638	TRS Elgin LLC	Wilmington		100.0
1639	TRS Elm LLC	Wilmington		100.0
1640	TRS Feingold O'Keeffe LLC	Wilmington		100.0
1641	TRS Fore LLC	Wilmington		100.0
1642	TRS Ganymede LLC	Wilmington		100.0
1643	TRS GSC Credit Strategies LLC	Wilmington		100.0
1644	TRS Haka LLC	Wilmington		100.0
1645	TRS HY FNDS LLC	Wilmington		100.0
1646	TRS Io LLC	Wilmington		100.0
1647	TRS Landsbanki Islands LLC	Wilmington		100.0
1648	TRS Leda LLC	Wilmington		100.0
1649	TRS Metis LLC	Wilmington		100.0
1650	TRS Plainfield LLC	Wilmington		100.0
1651	TRS Poplar LLC	Wilmington		100.0
1652	TRS Quogue LLC	Wilmington		100.0
1653	TRS Scorpio LLC	Wilmington		100.0
1654	TRS SeaCliff LLC	Wilmington		100.0
1655	TRS Stag LLC	Wilmington		100.0
1656	TRS Stark LLC	Wilmington		100.0
1657	TRS SVCO LLC	Wilmington		100.0
1658	TRS Sycamore LLC	Wilmington		100.0
1659	TRS Thebe LLC	Wilmington		100.0
1660	TRS Tupelo LLC	Wilmington		100.0
1661	TRS Venor LLC	Wilmington		100.0
1662	TRS Watermill LLC	Wilmington		100.0
1663	TUDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1664	TUGA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1665	TXH Trust	Wilmington		
1666	TYRAS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1667	VARIS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1668	VIERTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1669	VIERTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1670	VIERUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1671	VIERZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1672	Village Hospitality LLC	Wilmington		100.0
1673	Volga Investments Limited	Dublin		
1674	Warwick Lane Investments B.V.	London		25.0
1675	Wheatfield GmbH & Co. KG	Frankfurt		100.0
1676	Winchester Street PLC	London	5	
1677	Wohnungs-Verwaltungsgesellschaft Moers mbH	Duesseldorf		50.0
1678	Wohnungsgesellschaft HEGEMAG GmbH	Darmstadt		50.0
1679	XARUS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1680	XELLUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1681	XENTIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1682	XERA Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1683	XERIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1684	ZABATUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1685	ZAKATUR Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1686	ZALLUS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1687	Zamalik Limited	Dublin		
1688	ZANTOS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1689	ZARAT Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1690	ZARAT Beteiligungsgesellschaft mbH & Co. Objekt Leben II KG	Duesseldorf		97.5
1691	ZARGUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1692	ZEA Beteiligungsgesellschaft mbH	Schoenefeld		25.0
1693	ZEDORA 3 GmbH & Co. KG	Munich		
1694	ZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1695	ZELAS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1696	ZELAS Beteiligungsgesellschaft mbH & Co. Leben I KG	Duesseldorf		97.8
1697	ZENO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1698	ZEPTOS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1699	ZEREVIS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1700	ZERGUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1701	ZIBE Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1702	ZIDES Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1703	ZIMBEL Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1704	ZINUS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1705	ZIRAS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1706	ZITON Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1707	ZITRAL Beteiligungsgesellschaft mbH i.L.	Duesseldorf		50.0
1708	ZITUS Grundstücks-Vermietungsgesellschaft mbH	Schoenefeld		50.0
1709	ZONTUM Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1710	ZORUS Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf		50.0
1711	Zugspitze 2008-1 GmbH	Frankfurt		
1712	Zumirez Drive LLC	Wilmington		100.0
1713	ZURET Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1714	ZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1715	ZWEITE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1716	ZWEITE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1717	ZWEIUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1718	ZWÖLFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1719	ZYLUM Beteiligungsgesellschaft mbH	Schoenefeld		25.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1720	AcadiaSoft, Inc.	Wilmington		8.7
1721	Admiral Private Equity SL	Madrid		45.0
1722	Afinia Capital Group Limited	Hamilton		40.0
1723	AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung	Frankfurt		28.8
1724	Argantis GmbH	Cologne		50.0
1725	Argantis Private Equity GmbH & Co. KG	Cologne		25.1
1726	Argantis Private Equity Gründer GmbH & Co. KG	Cologne		39.2
1727	Arvoredo Investments Ltd.	George Town		47.1
1728	Atriax Holdings Limited (in members' voluntary liquidation)	Southend-on-Sea		25.0
1729	Baigo Capital Partners Fund 1 Parallel 1 GmbH & Co. KG	Bad Soden am Taunus		49.8
1730	BANKPOWER GmbH Personaldienstleistungen	Frankfurt		30.0
1731	BATS Global Markets, Inc.	Wilmington		6.7
1732	Bestra Gesellschaft für Vermögensverwaltung mit beschränkter Haftung	Duesseldorf		49.0
1733	BFDB Tax Credit Fund 2011, Limited Partnership	New York	7	99.9
1734	BHS tabletop AG	Selb		28.9
1735	Biopsytec Holding AG i.L.	Berlin		40.5
1736	Bocaina, L.P.	George Town	7	53.3
1737	BrisConnections Holding Trust	Kedron		35.6
1738	BrisConnections Investment Trust	Kedron		35.6
1739	BVT-CAM Private Equity Beteiligungs GmbH	Gruenwald		50.0
1740	BVT-CAM Private Equity Management & Beteiligungs GmbH	Gruenwald		50.0
1741	Caherciveen Partners, LLC	Chicago		20.0
1742	Comfund Consulting Limited	Bangalore		30.0
1743	Craigs Investment Partners Limited	Tauranga		49.9
1744	Danube Properties S.à r.l.	Luxembourg		25.0
1745	DB Development Holdings Limited	Larnaca		49.0
1746	DB Funding (Gibraltar) Limited	Gibraltar	7	100.0
1747	DB Real Estate Global Opportunities IB (Offshore), L.P.	Camana Bay		34.6
1748	DBG Eastern Europe II Limited Partnership	St. Helier		25.9
1749	DD Konut Finansman A.S.	Sisli		49.0
1750	Deutsche Börse Commodities GmbH	Eschborn		16.2
1751	Deutsche Financial Capital I Corp.	Greensboro		50.0
1752	Deutsche Financial Capital Limited Liability Company	Greensboro		50.0
1753	Deutsche Gulf Finance	Riyadh		40.0
1754	Deutsche Private Equity Fund	Sydney		8.0
1755	Deutsche Regis Partners Inc	Makati City		49.0
1756	Deutsche TISCO Investment Advisory Company Limited	Bangkok		49.0
1757	Deutsche Zurich Pensiones Entidad Gestora de Fondos de Pensiones, S.A.	Barcelona		50.0
1758	Deutscher Pensionsfonds Aktiengesellschaft	Bonn		25.1
1759	DIL Internationale Leasinggesellschaft mbH	Duesseldorf		50.0
1760	DMG & Partners Securities Pte Ltd	Singapore		49.0
1761	Domus Beteiligungsgesellschaft der Privaten Bausparkassen mbH	Berlin		21.1
1762	DPG Deutsche Performancemessungs-Gesellschaft für Wertpapierportfolios mbH	Frankfurt		20.0
1763	Edmonton Holding Limited	George Town	8	0.0
1764	Elbe Properties S.à r.l.	Luxembourg		25.0
1765	EOL2 Holding B.V.	Amsterdam		45.0
1766	eolec	Issy-les-Moulineaux		33.3
1767	equiNotes Management GmbH	Duesseldorf		50.0
1768	Erica Società a Responsabilità Limitata	Milan		40.0
1769	EVROENERGIAKI S.A.	Alexandroupolis		40.0
1770	FREUNDE DER EINTRACHT FRANKFURT Aktiengesellschaft	Frankfurt		30.8
1771	Fünfte SAB Treuhand und Verwaltung GmbH & Co. "Leipzig-Magdeburg" KG	Bad Homburg		40.7
1772	Fünfte SAB Treuhand und Verwaltung GmbH & Co. Dresden "Louisenstraße" KG	Bad Homburg		30.6
1773	G.O. IB-SIV Feeder, L.L.C.	Wilmington		15.7
1774	Gemeng International Energy Group Company Limited	Taiyuan		9.0
1775	German Public Sector Finance B.V.	Amsterdam		50.0
1776	Gesellschaft bürgerlichen Rechts Industrie- und Handelskammer/Rheinisch-Westfälische Börse	Duesseldorf		10.0
1777	Gesellschaft für Kreditsicherung mit beschränkter Haftung	Berlin		36.7
1778	GIPF-I Holding Corp.	Calgary		2.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1779	giropay GmbH	Frankfurt		33.3
1780	Gordian Knot Limited	London		32.4
1781	Graphite Resources (Knightsbridge) Limited	Newcastle upon Tyne		45.0
1782	Graphite Resources Holdings Limited	Newcastle upon Tyne	7	70.0
1783	Great Future International Limited	Road Town		43.0
1784	Grundstücksgesellschaft Leipzig Petersstraße GbR	Troisdorf		33.2
1785	Harvest Fund Management Company Limited	Shanghai		30.0
1786	Hua Xia Bank Company Limited	Beijing		19.9
1787	Huamao Property Holdings Ltd.	George Town	8	0.0
1788	Huarong Rongde Asset Management Company Limited	Beijing		40.7
1789	Hydro S.r.l.	Rome		45.0
1790	I.B.T. Lighting S.p.A.	Milan		34.0
1791	iCON Infrastructure Management Limited	St. Peter Port	7	99.0
1792	iFast India Investments Pte. Ltd.	Singapore		49.0
1793	ILV Immobilien-Leasing Verwaltungsgesellschaft Düsseldorf mbH	Duesseldorf		50.0
1794	Immobilienfonds Büro-Center Erfurt Am Flughafen Bindersleben II GbR	Troisdorf		50.0
1795	Inn Properties S.à r.l.	Luxembourg		25.0
1796	Interessengemeinschaft Frankfurter Kreditinstitute GmbH	Frankfurt		23.3
1797	Isar Properties S.à r.l.	Luxembourg		25.0
1798	ISWAP Limited	London		16.4
1799	IZI Düsseldorf Informations-Zentrum Immobilien Gesellschaft mit beschränkter Haftung	Duesseldorf		20.0
1800	IZI Düsseldorf Informations-Zentrum Immobilien GmbH & Co. Kommanditgesellschaft	Duesseldorf		22.9
1801	Japan Value Added Fund One Limited	Tokyo	8	0.0
1802	Jaya Holdings Limited	Singapore		20.6
1803	K & N Kenanga Holdings Bhd	Kuala Lumpur		13.8
1804	Kenanga Deutsche Futures Sdn Bhd	Kuala Lumpur		27.0
1805	KeyNeurotek Pharmaceuticals AG i.I.	Magdeburg		29.0
1806	Kinneil Leasing Company	London		35.0
1807	KölnArena Beteiligungsgesellschaft mbH	Cologne		20.8
1808	Lion Indian Real Estate Fund L.P.	George Town	8	0.0
1809	Lion Residential Holdings S.à r.l.	Luxembourg		17.4
1810	London Dry Bulk Limited	London		49.0
1811	Main Properties S.à r.l.	Luxembourg		25.0
1812	Marblegate Special Opportunities Master Fund, L.P.	George Town		30.6
1813	Markit Group Holdings Limited	London		7.2
1814	MergeOptics GmbH i.I.	Berlin		24.3
1815	MidOcean (Europe) 2000-A LP	St. Helier		19.9
1816	MidOcean (Europe) 2003 LP	St. Helier		20.0
1817	MidOcean Partners, LP	New York		20.0
1818	Millennium Marine Rail, L.L.C.	Elizabeth		50.0
1819	Nexus II LLC	Wilmington		11.9
1820	North Coast Wind Energy Corp.	Vancouver	7	96.7
1821	Oder Properties S.à r.l.	Luxembourg		25.0
1822	Omnium Leasing Company	London		7.1
1823	OPPENHEIM PRIVATE EQUITY Holding GmbH & Co. KG	Cologne		0.4
1824	Otto Lilienthal Fünfte GmbH & Co. KG	Munich		19.6
1825	P.F.A.B. Passage Frankfurter Allee Betriebsgesellschaft mbH	Berlin		22.2
1826	Pago e Transaction Services GmbH	Cologne		50.0
1827	Parkhaus an der Börse GbR	Cologne		37.7
1828	PERILLA Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1829	Pilgrim America High Income Investments Ltd.	George Town		14.9
1830	Plenary Group (Canada) Limited	Vancouver		20.0
1831	Plenary Group Pty. Ltd.	Melbourne		18.0
1832	Plenary Group Unit Trust	Melbourne		11.1
1833	Powerlase Limited (in members' voluntary liquidation)	Hove		24.8
1834	Private Capital Portfolio L.P.	London		38.2
1835	PT. Deutsche Verdhana Indonesia	Jakarta		40.0
1836	PX Holdings Limited	Stockton on Tees		42.4
1837	QPL Lux, S.à r.l.	Luxembourg		6.0
1838	Raymond James New York Housing Opportunities Fund I-A L.L.C.	New York		33.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1839	Raymond James New York Housing Opportunities Fund I-B L.L.C.	New York		33.3
1840	Relax Holding S.à r.l.	Luxembourg		20.0
1841	REON - Park Wiatrowy I Sp. z o.o.	Warsaw		50.0
1842	REON-Park Wiatrowy II Sp. z o.o.	Warsaw		50.0
1843	REON-Park Wiatrowy IV Sp. z o.o.	Warsaw		50.0
1844	Rhine Properties S.à r.l.	Luxembourg		25.0
1845	Roc Capital Group, LLC	Wilmington		8.5
1846	Roc Capital Management, L.P.	Wilmington		8.5
1847	Rosen Consulting Group, LLC	Wilmington		40.0
1848	RPWire LLC	Wilmington		33.3
1849	S/D Partnership	Johannesburg	8	0.0
1850	Sakaras Holding Limited	Birkirkara	8	0.0
1851	Schiffahrts UG (haftungsbeschränkt) & Co. KG MS "DYCKBURG"	Hamburg		41.3
1852	Schiffahrtsgesellschaft MS "Simon Braren" GmbH & Co KG	Kollmar		26.6
1853	Shunfeng Catering & Hotel Management Co., Ltd.	Beijing		6.4
1854	Spin Holdco Inc.	Wilmington		35.0
1855	SRC Security Research & Consulting GmbH	Bonn		22.5
1856	Starpool Finanz GmbH	Berlin		50.0
1857	Station Holdco LLC	Wilmington		25.0
1858	SunAmerica Affordable Housing Partners 47	Los Angeles		10.3
1859	Teesside Gas Transportation Limited	London		45.0
1860	The Glanmore Property Fund Limited	St. Peter Port	8	0.0
1861	The Portal Alliance LLC	Wilmington		10.0
1862	The Topiary Fund II Public Limited Company	Dublin		4.1
1863	The Topiary Select Equity Trust	George Town	7	56.3
1864	THG Beteiligungsverwaltung GmbH	Hamburg		50.0
1865	TLDB Partners Limited	Tokyo		50.0
1866	TradeWeb Markets LLC	Wilmington		5.5
1867	Trave Properties S.à r.l.	Luxembourg		25.0
1868	Triton Beteiligungs GmbH	Frankfurt		33.1
1869	Turquoise Global Holdings Limited	London		7.1
1870	U.S.A. ITCF XCI L.P.	New York	7	99.9
1871	VCM / BHF Initiatoren GmbH & Co. Beteiligungs KG	Munich		48.8
1872	VCM Shott Private Equity Advisors, LLC	Wilmington		50.0
1873	VCM VII European Mid-Market Buyout GmbH & Co. KG	Cologne		28.8
1874	Verwaltung ABL Immobilienbeteiligungsgesellschaft mbH	Hamburg		50.0
1875	Volbroker.com Limited	London		23.8
1876	Weser Properties S.à r.l.	Luxembourg		25.0
1877	WestLB Venture Capital Management GmbH & Co. KG	Cologne		50.0
1878	Wilson HTM Investment Group Ltd	Brisbane		19.8
1879	WohnBauEntwicklungsgesellschaft München-Haidhausen mbH & Co. KG i.L.	Eschborn		33.3
1880	WohnBauEntwicklungsgesellschaft München-Haidhausen Verwaltungs-mbH i.L.	Eschborn		33.3
1881	Xchanging etb GmbH	Frankfurt		49.0
1882	zeitinvest-Service GmbH	Frankfurt		25.0
1883	Zhong De Securities Co., Ltd	Beijing		33.3
1884	ZINDUS Beteiligungsgesellschaft mbH	Duesseldorf		50.0
1885	ZYRUS Beteiligungsgesellschaft mbH	Schoenefeld		25.0
1886	ZYRUS Beteiligungsgesellschaft mbH & Co. Patente I KG	Schoenefeld		20.4

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1887	AFFIRMATUM Beteiligungsgesellschaft mbH i.L.	Duesseldorf	9	50.0
1888	Banks Island General Partner Inc.	Toronto	9	50.0
1889	Belzen Pty. Limited	Sydney	10	100.0
1890	Benefit Trust GmbH	Luetzen-Gostau	10	100.0
1891	BLI Internationale Beteiligungsgesellschaft mbH	Duesseldorf	9	32.0
1892	Blue Ridge Trust	Wilmington	9	26.7
1893	Cabarez S.A.	Luxembourg	10	95.0
1894	CANDOR Vermietungsgesellschaft mbH & Co. Kommanditgesellschaft i.L.	Duesseldorf	11	34.4
1895	City Leasing (Avonside) Limited (in members' voluntary liquidation)	London	10	100.0
1896	City Leasing (Clydeside) Limited (in members' voluntary liquidation)	London	10	100.0
1897	City Leasing (Medwayside) Limited (in members' voluntary liquidation)	London	10	100.0
1898	City Leasing (Wearside) Limited (in members' voluntary liquidation)	London	10	100.0
1899	City Leasing and Partners Limited (in members' voluntary liquidation)	London	10	100.0
1900	DB (Barbados) SRL	Christ Church	10	100.0
1901	DB (Gibraltar) Holdings No. 2 Limited	Gibraltar	10	100.0
1902	DB Advisors SICAV	Luxembourg	10	100.0
1903	DB Lindsell Limited	Gibraltar	10	100.0
1904	DB Petri LLC	Wilmington	10	100.0
1905	DBR Investments Co. Limited	George Town	10	100.0
1906	Deutsche Aviation Leasing Limited (in members' voluntary liquidation)	London	10	100.0
1907	Deutsche River Investment Management Company S.à r.l.	Luxembourg	9	49.0
1908	Deutz-Mülheim Grundstücksgesellschaft mbH	Duesseldorf	9	40.2
1909	Dogan Gazetecilik A.S.	Istanbul	12	22.0
1910	EQR-Mantena, LLC	Wilmington	10	100.0
1911	European Private Equity Portfolio (PE-EU) GmbH & Co. KG	Cologne	13	20.4
1912	Global Salamina, S.L.	Madrid	11	30.0
1913	Goldman Sachs Multi-Strategy Portfolio XI, LLC	Wilmington	11	33.8
1914	Grundstücksgesellschaft Köln-Ossendorf VI GbR	Troisdorf	11	44.9
1915	Grundstücksvermietungsgesellschaft Wilhelmstr. mbH	Duesseldorf	10	100.0
1916	Grundstücksverwaltungsgesellschaft Tankstelle Troisdorf Spich GbR	Troisdorf	14	33.0
1917	Guggenheim Concinnity Strategy Fund LP	Wilmington	14	21.7
1918	HealthCap 1999 GbR	Berlin	13	41.5
1919	HQ Limited Partnership	Tokyo	9	37.5
1920	Immobilien-Vermietungsgesellschaft Schumacher GmbH & Co. Objekt Rolandufer KG	Berlin	9	20.5
1921	Intermodal Finance I Ltd.	George Town	9	49.0
1922	JG Japan Grundbesitzverwaltungsgesellschaft mbH i.L.	Eschborn	10	100.0
1923	Lindsell Finance Limited	Valletta	10	100.0
1924	Lion Global Infrastructure Fund Limited	St. Peter Port	9	50.0
1925	M Cap Finance Mittelstandsfonds GmbH & Co. KG	Frankfurt	13	99.7
1926	Manuseamento de Cargas - Manicargas, S.A.	Matosinhos	11	38.3
1927	Memax Pty. Limited	Sydney	10	100.0
1928	Merit Capital Advance, LLC	Wilmington	13	20.0
1929	Metro plus Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	40.0
1930	MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG	Gruenwald	9	29.6
1931	Midsel Limited	London	10	100.0
1932	Mount Hope Community Center Fund, LLC	Wilmington	13	50.0
1933	Mountaintop Energy Holdings LLC	Wilmington	9	49.9
1934	Nortfol Pty. Limited	Sydney	10	100.0
1935	NV Profit Share Limited	George Town	9	42.9
1936	OPPENHEIM Buy Out GmbH & Co. KG	Cologne	9	27.7
1937	RREEF Debt Investments Fund, L.P.	Wilmington	13	66.7
1938	RREEF Debt Investments Master Fund I, L.P.	Wilmington	13	100.0
1939	RREEF Debt Investments Master Fund II, L.P.	Wilmington	13	66.7
1940	RREEF Debt Investments Offshore I REIT	Baltimore	13	100.0
1941	RREEF Debt Investments Offshore II, L.P.	George Town	13	50.0
1942	Safron AMD Partners, L.P.	George Town	13	22.0
1943	Safron NetOne Partners, L.P.	George Town	13	21.7
1944	Schumacher Beteiligungsgesellschaft mbH	Cologne	9	33.2
1945	SCITOR Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Heiligenstadt KG	Duesseldorf	10	71.1

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1946	SENA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Kamenz KG	Duesseldorf	10	100.0
1947	SILEX Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Berlin KG	Duesseldorf	10	83.8
1948	SOLON Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Heizkraftwerk Halle KG i.L.	Halle/Saale	9	30.5
1949	SPhinX, Ltd. (in voluntary liquidation)	George Town	9	43.6
1950	SUBLICA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Promohypermarkt Gelsen-kirchen KG	Duesseldorf	9	48.7
1951	Sundial Beteiligungsgesellschaft mbH	Frankfurt	10	100.0
1952	The Debt Redemption Fund Limited	George Town	10	99.8
1953	TIEDO Grundstücks-Vermietungsgesellschaft mbH	Duesseldorf	9	50.0
1954	TIEDO Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Lager Nord KG	Duesseldorf	9	25.0
1955	Triton Fund III G L.P.	St. Helier	7	62.5
1956	Whitesmith Private Equity Investors, L.P.	George Town	13	33.3
1957	Willem S.A.	Luxembourg	10	95.0
1958	Zenwix Pty. Limited	Sydney	10	100.0

Serial No.	Name of company	Domicile of company	Footnote	Share of Capital in %
1959	Abode Mortgage Holdings Corporation	Vancouver		8.5
1960	Abraaj Capital Holdings Limited	George Town		8.8
1961	Accunia A/S	Copenhagen		9.9
1962	BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH	Berlin		5.6
1963	Bürgschaftsbank Brandenburg GmbH	Potsdam		8.5
1964	Bürgschaftsbank Mecklenburg-Vorpommern GmbH	Schwerin		8.4
1965	Bürgschaftsbank Sachsen GmbH	Dresden		6.3
1966	Bürgschaftsbank Sachsen-Anhalt GmbH	Magdeburg		8.2
1967	Bürgschaftsbank Schleswig-Holstein Gesellschaft mit beschränkter Haftung	Kiel		5.6
1968	Bürgschaftsbank Thüringen GmbH	Erfurt		8.7
1969	Bürgschaftsgemeinschaft Hamburg GmbH	Hamburg		8.7
1970	ConCardis Gesellschaft mit beschränkter Haftung	Eschborn		16.8
1971	EFG Eurobank Properties S.A.	Athens		5.8
1972	HYPOPORT AG	Berlin		9.7
1973	Ingenious Media Active Capital Limited	St. Peter Port		13.8
1974	IVG Institutional Funds GmbH	Frankfurt		6.0
1975	Liquiditäts-Konsortialbank Gesellschaft mit beschränkter Haftung	Frankfurt		8.5
1976	NexPak Corporation	Wilmington		6.5
1977	NÜRNBERGER Beteiligungs-Aktiengesellschaft	Nuremberg		6.6
1978	OTCDeriv Limited	London		7.2
1979	Philipp Holzmann Aktiengesellschaft i.I.	Frankfurt		19.5
1980	Prader Bank S.p.A.	Bolzano		9.0
1981	Private Export Funding Corporation	Wilmington		7.5
1982	Reorganized RFS Corporation	Wilmington		6.2
1983	Saarländische Investitionskreditbank Aktiengesellschaft	Saarbruecken		11.8
1984	4 SC AG	Planegg		5.6
1985	Società per il Mercato dei Titoli di Stato - Borsa Obbligazionaria Europea S.p.A.	Rome		5.0
1986	The Clearing House Association L.L.C.	Wilmington		5.6
1987	TORM A/S	Hellerup		6.2
1988	United Information Technology Co. Ltd.	George Town		12.2
1989	3W Power S.A.	Luxembourg		9.2
1990	Yensai.com Co., Ltd.	Tokyo		7.1
1991	Yieldbroker Pty Limited	Sydney		16.7
1992	Yukon-Nevada Gold Corp.	Vancouver		12.2

03 -

Confirmations

Independent Auditors' Report

To Deutsche Bank Aktiengesellschaft, Frankfurt am Main

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Deutsche Bank Aktiengesellschaft and its subsidiaries, which comprise the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated statement of cash flows, and notes to the consolidated financial statements for the business year from January 1 to December 31, 2012.

Management's Responsibility for the Consolidated Financial Statements

The management of Deutsche Bank Aktiengesellschaft is responsible for the preparation of these consolidated financial statements. This responsibility includes preparing these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU, the supplementary requirements of German law pursuant to § Article 315a Abs. paragraph 1 HGB (Handelsgesetzbuch: German Commercial Code) and full IFRS to give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The company's management is also responsible for the internal controls that management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) as well as in supplementary compliance with the standards of the Public Company Accounting Oversight Board (United States). Accordingly, we are required to comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing audit procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The selection of audit procedures depends on the auditor's professional judgment. This includes the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In assessing those risks, the auditor considers the internal control system relevant to the entity's preparation of the consolidated financial statements that give a true and fair view. The aim of this is to plan and perform audit procedures that are appropriate in the given circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group's internal control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

Pursuant to § 322 Abs.3 Satz 1 HGB, we state that our audit of the consolidated financial statements has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply in all material respects with IFRSs as adopted by the EU, the supplementary requirements of German commercial law pursuant to § 315a Abs. 1 HGB and full IFRS and give a true and fair view of the net assets and financial position of the Group as of December 31, 2012 as well as the results of operations for the business year then ended, in accordance with these requirements.

Report on the Group Management Report

We have audited the accompanying group management report of Deutsche Bank Aktiengesellschaft for the business year from January 1 to December 31, 2012. The management of Deutsche Bank Aktiengesellschaft is responsible for the preparation of the group management report in compliance with the applicable requirements of German commercial law pursuant to § [Article] 315a Abs. [paragraph] 1 HGB [Handelsgesetzbuch: German Commercial Code]. We conducted our audit in accordance with § 317 Abs. 2 HGB and German generally accepted standards for the audit of the group management report promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Accordingly, we are required to plan and perform the audit of the group management report to obtain reasonable assurance about whether the group management report is consistent with the consolidated financial statements and the audit findings, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Pursuant to § 322 Abs. 3 Satz 1 HGB, we state that our audit of the group management report has not led to any reservations.

In our opinion, based on the findings of our audit of the consolidated financial statements and group management report, the group management report is consistent with the consolidated financial statements, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, April 11, 2013

KPMG AG
Wirtschaftsprüfungsgesellschaft

Dielehner
Wirtschaftsprüfer

Beier
Wirtschaftsprüfer

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 12, 2013



Jürgen Fitschen



Anshuman Jain



Stefan Krause



Stephan Leithner



Stuart Lewis



Rainer Neske



Henry Ritchotte

Report of the Supervisory Board

The economic environment in 2012 was marked by continuing uncertainties over the high sovereign debt in many industrial countries and a slowing of the global economy. Central banks' actions, however, mitigated risks in the financial markets and helped to prevent the severe turbulence seen in previous years. This boosted expectations that – after a weak winter period – the global economy would regain momentum over the course of 2013.

Germany mastered the difficult environment in 2012 well, despite recession in the countries on the southern periphery of the eurozone, noticeably slower emerging market growth and continuing concern over the debt crisis.

For Deutsche Bank, the 2012 financial year was decisively shaped by personnel changes in its senior management and a related realignment of its business model. In September 2012, the new Co-Chairmen of the Management Board, Mr. Fitschen and Mr. Jain, presented the bank's ambitious strategic and financial targets for 2015 and beyond. Strategy 2015+ confirms Deutsche Bank's commitment to its proven universal banking model, its German home market and its global business platform. Additional aspects include the need for continued risk reduction, organic growth of the capital base and enhanced operational excellence. Deutsche Bank also pledged to be at the forefront of shaping cultural change in the financial services sector.

In last year's challenging environment, Deutsche Bank generated good operating results in its core businesses. However, these were impaired by significant one-time charges. The bank successfully raised its core Tier 1 capital ratio, on a fully loaded Basel 3 basis and further scaled back risks in its non-core business activities.

In light of the regulatory requirements, strengthening the capital base continues to be a top priority for Deutsche Bank. We also took this into account in this year's dividend proposal. We would like to thank the Management Board and the bank's employees for their great personal dedication.

In addition to issues surrounding the ongoing strategic development of the bank and its implementation, which we discussed in detail with the Management Board at a dedicated workshop, we addressed numerous statutory and regulatory changes again in 2012. Last year, we extensively discussed the bank's economic and financial development, its operating environment, risk management system, planning and internal control system. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management along with material lawsuits and transactions and events that were of significant importance to the bank. We advised the Management Board and monitored its management of business. We were involved in decisions of fundamental importance. Regular discussions were also held between the Chairman of the Management Board, and subsequently the Co-Chairmen of the Management Board, and the Chairman of the Supervisory Board dealing with important topics and upcoming decisions. Between meetings, the Management Board kept us informed in writing of important events. Resolutions were passed by circulation procedure when necessary between the meetings.

Meetings of the Supervisory Board

The Supervisory Board held six meetings in 2012.

At the first meeting of the year on February 1, 2012, we discussed the development of business in the fourth quarter of 2011 and the 2011 financial year, along with a comparison of the plan-actual figures. The dividend proposal for the year 2011 as well as the corporate planning for the years 2012 to 2014 were noted with approval. Dr. Bänziger presented a status report on the bank's material risks and litigation cases. We agreed to Dr. Börsig, Dr. Eick and Dr. Siegert being named in the Annual Report as financial experts in accordance with German and U.S. laws, confirmed the continued independence of all of the members of the Audit Committee and determined that the Supervisory Board has what we consider to be an adequate number of independent members. Following a review of the appropriateness of the compensation system for the Management Board, while taking the recommendations of the Chairman's Committee account and in consultation with an independent external legal advisor and compensation expert, we determined the level of the variable compensation for the Management Board members for the 2011 financial year.

At the financial statements meeting on March 16, 2012, based on the Audit Committee's recommendation and after a discussion with the auditor, we approved the Consolidated Financial Statements and Annual Financial Statements for 2011. Furthermore, the Compliance and Anti-Money Laundering Report was discussed, along with the Remuneration Report in accordance with the Regulation on Remuneration at Financial Institutions (InstitutsVergV) for 2011. Changes in the composition of the Regional Advisory Boards and Advisory Councils in Germany were presented to us, and we approved the resolution proposals for the Agenda of the General Meeting 2012. After an extensive discussion, and based on the proposal of the Chairman's Committee, we appointed Dr. Stephan Leithner, Mr. Stuart Wilson Lewis and Mr. Henry Ritchotte members of the Management Board, each for three years with effect from June 1, 2012. Furthermore, based on the proposal of the Chairman's Committee, we resolved to terminate the Management Board appointments of Dr. Bänziger and Mr. Hermann-Josef Lamberti with effect from May 31, 2012. Corresponding severance agreements were concluded.

At the meeting on the day before the General Meeting, we discussed the procedures for the General Meeting and the announced counterproposals as well as the status of litigation in connection with the General Meetings 2004-2011. As necessary, resolutions were approved in this context. Based on a proposal of the Chairman's Committee, we resolved to adjust the Management Board service agreements of Mr. Fitschen and Mr. Jain, to extend the Management Board appointment of Mr. Krause by another five years and to appoint Dr. Leithner as Management Board member with functional responsibility for Human Resources (Arbeitsdirektor) with effect from June 1, 2012. In light of the personnel changes on the Management Board and following extensive discussion, we resolved, based on the proposal of the Chairman's Committee, to revoke the Terms of Reference for the Management Board and the Business Allocation Plan. We authorized the Management Board to issue its own Terms of Reference and Business Allocation Plan until the Supervisory Board adopts a new resolution on the matter.

At our meeting following the General Meeting, we elected Dr. Achleitner as our Chairman and Professor Dr. Trützschler as member of our Audit Committee.

At the meeting on July 31, 2012, we discussed the development of the bank's business during the first six months of 2012 and Dr. Leithner presented a status report on significant litigation cases. Based on a proposal of the Chairman's Committee and in consultation with an external, independent compensation expert, we approved a supplementary adjustment to the Management Board service agreements of Mr. Fitschen and Mr. Jain.

At the last meeting of the year on October 30, 2012, the Management Board informed us of the development of business in the third quarter and we received status reports on the implementation of strategic measures, significant litigation cases and current developments relating to the bank's IT infrastructure. We discussed the changes in the German Corporate Governance Code carried out in 2012 and resolved to adjust the objectives for the composition of the Supervisory Board pursuant to No. 5.4.1 of the German Corporate Governance Code as well as the terms of reference for the Supervisory Board, Chairman's Committee, Audit Committee and the Risk Committee. Furthermore, we issued the periodic Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act.

The Committees of the Supervisory Board

The Chairman's Committee met six times during the reporting period. Between the meetings, the Chairman of the Chairman's Committee spoke with the Committee members regularly about issues of major importance. The Committee extensively addressed the appointments of the three new members of the Management Board and the departure of Dr. Bänziger and Mr. Lamberti. New statutory and regulatory requirements for Management Board compensation were examined, the resulting need to adjust the Management Board members' service agreements was discussed, and preparations were carried out for the Supervisory Board to determine the variable Management Board compensation for the 2011 financial year. Discussions were held on the amendments required to the Terms of Reference and to the Business Allocation Plan for the Management Board, on the terms of reference for the Supervisory Board and its committees as well as on the Compensation Report. When necessary, resolutions were passed or recommendations made for the Supervisory Board's approval. The Chairman's Committee gave its approval for the Management Board members' ancillary activities and directorships at other companies, organizations and institutions.

At its six meetings, the Risk Committee addressed in particular credit, liquidity, refinancing, country, market and operational risks, as well as legal and reputational risks. The Committee's primary focus in 2012 was on the bank's capital resources, while a special emphasis was also placed on the hard core capital ratio, the expected effects of Basel 3, the initiatives to reduce risk and the appropriateness of our risk-weighted assets compared to the relevant peers. Other major topics were the bank's risk culture, the emergency plans regulatory authorities are calling for in the event of insolvency ("living wills") and the development of the European sovereign debt crisis. With regard to the latter, measures were also carried out by the bank to close refinancing gaps in Spain, Italy and Portugal. In-depth discussions also addressed several selected portfolios, including ship financing, commercial real estate finance and various trading portfolios. Besides the bank's funding and liquidity positions, the Committee meetings examined various aspects of the bank's risk provisions, along with the potential effects of regulatory proposals. The Risk Committee was regularly informed of current developments relating to the larger litigation cases. Furthermore, the Committee discussed risk models and limits, the development of the Risk Management infrastructure, risks of fraud and progress achieved in the integration of Postbank. Also, our risk portfolios were presented by industry according to a pre-specified plan and compared in terms of profitability. The exposures subject to mandatory approval under German law and the Articles of Association were discussed in detail. Where necessary, the Risk Committee gave its approval.

The Audit Committee met seven times in 2012. Representatives of the bank's auditor attended all of these meetings. Subjects covered were the audit of the Annual Financial Statements and Consolidated Financial Statements for 2011, the Interim Reports, as well as the Annual Report on Form 20-F for the U.S. Securities and Exchange Commission (SEC). The Committee dealt with the proposal for the election of the auditor for the 2012 financial year, verified the auditor's independence in accordance with the requirements of the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB), issued the audit mandate and resolved on the auditor's remuneration. The Committee did not specify audit areas of focus for 2012 as the Federal Financial Supervisory Authority (BaFin), in accordance with Section 30 of the German Banking Act, specified extensive audit areas of focus, as in 2011. The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. The Committee assured itself of the effectiveness of the system of internal controls, risk management and internal audit and monitored the financial reporting, accounting process and audit of the Annual Financial Statements. When necessary, resolutions were passed or recommendations made for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related services, on the work of Internal Audit, on issues relating to compliance, on legal and reputational risks as well on special audits and significant findings of regulatory authorities. Internal Audit's plan for the year was noted with approval. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters. Furthermore, the Audit Committee regularly dealt with the processing of audit findings issued by the auditor for the Annual and Consolidated Financial Statements for 2011, the measures to resolve the audit findings, the requirements relating to monitoring tasks pursuant to Section 107 (3) of the Stock Corporation Act, the measures to prepare for the audit of the Annual Financial Statements and the audit areas of focus specified by the Federal Financial Supervisory Authority in accordance with Section 30 of the German Banking Act.

The Nomination Committee met three times in 2012 and dealt with Supervisory Board succession and appointment issues.

Meetings of the Mediation Committee, established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2012.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

In 2012, the Supervisory Board members participated in the meetings of the Supervisory Board and their respective committees as follows:

	Meetings (incl. committees)	Meeting participation	in %		Meetings (incl. committees)	Meeting participation	in %
Achleitner	13	13	100	Mark	13	13	100
Börsig	12	12	100	Platscher	6	6	100
Böhr	6	6	100	Ruck	19	19	100
Eick	13	13	100	Siegert	8	8	100
Garrett-Cox	6	6	100	Stockem	2	2	100
Herling	12	12	100	Teyssen	6	6	100
Herzberg	4	4	100	Thieme	13	13	100
Kagermann	12	12	100	Todenhöfer	12	12	100
Klee	6	6	100	Trützschler	7	7	100
Labarge	12	12	100	Viertel	6	6	100
Lévy	3	3	100	Voigt	6	6	100
Löscher	3	2	67	Wenning	6	6	100

Corporate Governance

At their meetings on October 29 and 30, 2012, the Supervisory Board and the Chairman's Committee addressed the new suggestions and recommendations of the German Corporate Governance Code of May 15, 2012. In light of the change in the Code's recommendation for a supervisory board's composition, the Supervisory Board resolved that, under the premise that the performance of the Supervisory Board mandate in itself by a representative of the employees cannot be reason to doubt fulfilment of the independence criteria according to No. 5.4.2 of the Code, the Supervisory Board shall have a total of at least sixteen members that are independent within the meaning of the Code and that the Supervisory Board shall be composed such that at least six shareholder representatives are independent within the meaning of No. 5.4.2 of the Code. At the meeting on January 30, 2013, we determined that the Supervisory Board has what we consider to be an adequate number of independent members.

In addition, the Chairman's Committee and the Supervisory Board addressed Management Board compensation at several meetings. The Supervisory Board resolved to engage an independent compensation expert to assist in its review of the structure of the Management Board's compensation system and the appropriateness of the variable compensation for the 2011 financial year as well as an external legal advisor to examine compliance with the statutory and regulatory requirements.

On January 30, 2013, we also determined that all members of the Audit Committee are independent as defined by the U.S. Securities and Exchange Commission (SEC) rules issued to implement Section 407 of the U.S. Sarbanes-Oxley Act of 2002. Dr. Achleitner and Professor Dr. Trützschler, who have been Audit Committee members since May 31, were determined to be audit committee financial experts in accordance with the regulations of the SEC as well as Sections 107 (4) and 100 (5) of the Stock Corporation Act.

The Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act, last issued by the Supervisory Board and Management Board on October 25, 2011, was reissued at the meeting of the Supervisory Board on October 30, 2012. The Management Board and Supervisory Board stated that Deutsche Bank has complied and will continue to comply with the recommendations of the German Corporate Governance Code in the version dated May 15, 2012, as before, with one exception. The exception involves the recommendation under No. 5.5.3 sentence 1 of the Code on the disclosure of conflicts of interest in the report of the Supervisory Board to the General Meeting. The Declaration of Conformity was qualified in this regard as a precaution due to two non-final judgments of the Higher Regional Court (OLG) Frankfurt. On March 19, 2013, the Management Board and Supervisory Board further qualified the Declaration of Conformity issued on October 30, 2013, to the effect that, in departure from the recommendation in No. 7.1.2 sentence 4 of the Code, the Consolidated Financial Statements of Deutsche Bank AG for the 2012 financial year would not be publicly accessible within 90 days after the end of the financial year. Deutsche Bank AG postponed the publication of its Annual Report 2012 and Form 20-F until mid-April 2013, after holding its Extraordinary General Meeting on April 11, 2013. The background to this is a ruling on December 18, 2012, of the Frankfurt am Main District Court, as the court of first instance, which, among other things, declared null and void the resolution adopted by the General Meeting of Deutsche Bank AG on May 31, 2012, to appoint KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, the auditor of the annual and consolidated financial statement for the 2012 financial year. While Deutsche Bank AG has filed motions to appeal the ruling, it has decided that in order to exclude risks regarding the validity of the Annual Financial Statements as far as possible, the appointment of the auditor of the annual and consolidated financial statements should first be confirmed by the Extraordinary General Meeting on April 11, 2013, before the auditor's report is issued and before publication of the financial statements. The text of the Declaration of Conformity issued on October 30, 2012, and the adjusted Declaration of Conformity issued on March 19, 2013, along with a comprehensive presentation of the bank's corporate governance, can be found beginning on page 424 of the Financial Report 2012 and on our Internet website at www.deutsche-bank.de/ir/en/content/corporate_governance.htm. The terms of reference for the Supervisory Board and its committees as well as for the Management Board are also published there, each in their currently applicable versions.

Training and Further Education Measures

Members of the Supervisory Board completed the training and further education measures required for their tasks on their own responsibility. Deutsche Bank provided the appropriate support to them in this context. Furthermore, an internal two-day seminar was conducted for the members of the Supervisory Board in April 2012 by an external university professor. The topics covered were the annual financial statements and the analysis of annual accounts, risk management as well as functions and responsibilities of supervisory board members. In addition, members of the Supervisory Board were informed on a regular basis of new developments in corporate governance. Furthermore, members of the Supervisory Board participated in external training courses.

The Risk Committee members were informed by the Chief Risk Officer and leading staff members of the Risk Management organization of new developments on risk-specific issues (including risk appetite, setting limits and living wills) in two training sessions in October and December 2012.

Together with staff members of the Finance department and the auditor, the Audit Committee members discussed the new regulations on accounting and financial reporting.

Individual introductory courses were held for the new members who joined the Supervisory Board in 2012, Dr. Achleitner, Mr. Löscher, Mr. Stockem and Professor Dr. Trützschler.

Conflicts of Interest ond Their Handling

The Chairman's Committee approved the conclusion of an agreement, which was reviewed by external legal counsel, between Deutsche Bank and Dr. Achleitner on the performance of functions and tasks on the bank's behalf as well as on support services provided by the bank. Dr. Achleitner did not participate in taking this resolution due to a possible conflict of interest.

Mr. Stockem is a member of the Supervisory Board of Deutsche Bank Privat- und Geschäftskunden AG and was its member in the 2012 financial year. At the meeting on March 19, 2013, he abstained from voting on the resolution of the Supervisory Board of Deutsche Bank AG required pursuant to Section 32 of the Co-Determination Act (MitbestG) on the ratification of the acts of management of the Management Board and Supervisory Board of Deutsche Bank Privat- und Geschäftskunden AG for the 2012 financial year.

Litigation

As in the preceding years, we regularly obtained information on important lawsuits and discussed further courses of action. These included the actions for rescission and to obtain information filed in connection with the General Meetings in 2006, 2007, 2008, 2009, 2010, 2011 and 2012, as well as the lawsuits of Dr. Kirch/his legal successor and KGL Pool GmbH against Deutsche Bank and Dr. Breuer.

Furthermore, in plenary session, we extensively addressed the proceedings relating to possible manipulations of reference rates (IBOR, LIBOR, EuriBOR, SIBOR, etc.) as well as OFAC (possible infringements of U.S. embargo regulations) and possible sales tax (Umsatzsteuer) fraud in connection with trading in CO2 emission certificates. Furthermore, reports concerning important lawsuits were presented to the Supervisory Board on a regular basis and, in detail, to the Audit and Risk Committees.

Annual Financial Statements

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft has audited the accounting, the Annual Financial Statements and the Management Report for 2012 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2012. KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft was elected by the Ordinary General Meeting on May 31, 2012, as the auditor of the Annual Financial Statements and Consolidated Financial Statements. After the Frankfurt am Main Regional Court in the first instance had ruled this appointment null and void based on an action to rescind, the Extraordinary General Meeting on April 11, 2013, confirmed the appointment of KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as the auditor of the Annual Financial Statements and Consolidated Financial Statements. The audits led in each case to an unqualified opinion. The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial Statements, along with the auditor's report, and discussed them extensively with the auditor. The Chairman of the Audit Committee reported to us on this at today's meeting of the Supervisory Board. Furthermore, at our meeting on March 19, 2013, we already held detailed discussions with the auditor's representatives on the Annual Financial Statements and the Management Report for 2012 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2012, along with the drafts of the auditor's reports. Based on the recommendation of the Audit Committee, which examined the Annual Financial Statements and Management Report for 2012 as well as the Consolidated Financial Statements with the related Notes and the Management Report for 2012 at its meetings on March 18, 2013, and April 12, 2013, and after inspecting the auditor's reports, the Annual Financial Statements and Consolidated Financial Statements documents, we agreed with the results of the audits following an extensive discussion and determined that, also based on the results of our inspections, there were no objections to be raised.

Today, we approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. We agree to the Management Board's proposal for the appropriation of profits.

Personnel Issues

Three new Management Board members were appointed at the meeting of the Supervisory Board on March 16, 2012. Dr. Stephan Leithner, Mr. Stuart Wilson Lewis and Mr. Henry Ritchotte were appointed members of the Management Board, each for three years with effect from June 1, 2012. They also became members of the Group Executive Committee as of this date. Dr. Leithner has been with Deutsche Bank since 2000 and has been Co-Head of Investment Banking Coverage & Advisory since 2010. Mr. Lewis joined Deutsche Bank in 1996 and has been Deputy Chief Risk Officer since 2010. Mr. Ritchotte has been with Deutsche Bank since 1995 and has been Chief Operating Officer of the Corporate & Investment Bank Group Division since 2010. Since the end of the General Meeting on May 31, 2012, Mr. Fitschen and Mr. Jain have been equally authorized Co-Chairmen of the Management Board. Dr. Leithner has held functional responsibility on the Management Board for Human Resources (Arbeitsdirektor) since June 1, 2012.

Dr. Bänziger and Mr. Lamberti stepped down as members of the Management Board and left Deutsche Bank effective at the end of May 31, 2012. Dr. Ackermann left the bank's Management Board, which he had chaired since 2006, with effect from the end of the General Meeting on May 31, 2012.

There were also changes on the Supervisory Board in 2012. With the conclusion of the General Meeting on May 31, 2012, Dr. Börsig, Dr. Siegert and Mr. Lévy left the Supervisory Board of Deutsche Bank. Dr. Achleitner, Mr. Löscher and Professor Dr. Trützschler were elected to the Supervisory Board by the General Meeting on May 31, 2012.

Mr. Gerd Herzberg resigned as member of the Supervisory Board on May 31, 2012. His substitute, Mr. Rudolf Stockem, succeeded him as member of the Supervisory Board on June 1, 2012, for the remainder of his term of office.

We thank the members who left last year for their dedicated work and for their constructive assistance to the company during the past years.

Frankfurt am Main, April 11, 2013

The Supervisory Board



Dr. Paul Achleitner
Chairman

04 –

Corporate Governance Statement / Corporate Governance Report

Corporate Governance Statement/ Corporate Governance Report

All information presented in this Corporate Governance Statement/Corporate Governance Report is shown as of March 25, 2013.

Management Board and Supervisory Board

Management Board

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board and the committees installed by it are specified in its Terms of Reference, the current version of which is available on our website (www.deutsche-bank.com/corporate-governance).

With effect from June 1, 2012, Dr. Stephan Leithner, Stuart Wilson Lewis and Henry Ritchotte were appointed members of the Management Board for a three-year period.

With effect from the end of the Annual General Meeting on May 31, 2012, Dr. Josef Ackermann stepped down from the bank's Management Board, which he had chaired since 2006. Dr. Hugo Bänziger and Herrmann-Josef Lamberti stepped down from the bank's Management Board at the end of the day on May 31, 2012.

The following paragraphs show information on the current members of the Management Board. The information includes the year in which they were born, the year in which they were appointed and the year in which their term expires, their current positions and area of responsibility and their principal business activities outside our company. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

Jürgen Fitschen

Year of birth: 1948
Appointed: 2009
Term expires: 2015

Jürgen Fitschen became a member of our Management Board on April 1, 2009. Since the end of the Annual General Meeting on May 31, 2012, he has been, together with Mr. Jain, Co-Chairman of the Management Board.

Mr. Fitschen has been with Deutsche Bank since 1987, was already a member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002 as well as Head of Regional Management since 2005.

Mr. Fitschen studied Economics and Business Administration at the University of Hamburg and graduated in 1975 with a master's degree in Business Administration.

From 1975 to 1987, he worked at Citibank in Hamburg and Frankfurt am Main in various positions. In 1983 he was appointed member of the Executive Committee Germany of Citibank.

Mr. Fitschen is a member of the Board of Directors of Kühne + Nagel International AG, member of the Supervisory Board of METRO AG and was a member of the Supervisory Board of Schott AG until June 2012.

Anshuman Jain

Year of birth: 1963
First appointed: 2009
Term expires: 2017

Anshuman Jain became a member of our Management Board on April 1, 2009. Since the end of the Annual General Meeting on May 31, 2012, he has been, together with Mr. Fitschen, Co-Chairman of the Management Board.

Mr. Jain joined Deutsche Bank in 1995 and became Head of Global Markets in 2001 as well as a member of the Group Executive Committee in 2002.

Mr. Jain studied Economics at Shri Ram College (Delhi University), graduating in 1983, with a BA, and studied Business Administration at the University of Massachusetts, graduating in 1985 with an MBA in Finance.

After his academic studies, Mr. Jain worked until 1988 for Kidder Peabody, New York, in the area of Derivatives Research. From 1988 to 1995 he set up and ran the global hedge fund coverage group for Merrill Lynch, New York.

Mr. Jain does not have any external directorships subject to disclosure.

Stefan Krause

Year of birth: 1962
First appointed: 2008
Term expires: 2018

Stefan Krause became a member of our Management Board and a member of the Group Executive Committee on April 1, 2008. He is our Chief Financial Officer.

Previously, Mr. Krause spent over 20 years in the automotive industry, holding various senior management positions with a strong focus on Finance and Financial Services. Starting in 1987 at BMW's Controlling department in Munich, he transferred to the U.S. in 1993, building up and ultimately heading BMW's Financial Services Division in the Americas. Relocating to Munich in 2001, he became Head of Sales Western Europe (excluding Germany). He was appointed member of the Management Board of BMW Group in May 2002, serving as Chief Financial Officer until September 2007 and subsequently as Chief of Sales & Marketing.

Mr. Krause studied Business Administration in Würzburg and graduated in 1986 with a master's degree in Business Administration.

Mr. Krause does not have any external directorships subject to disclosure.

Dr. Stephan Leithner

Year of birth: 1966
First appointed: 2012
Term expires: 2015

Dr. Stephan Leithner became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. He is our CEO Europe (excluding Germany and the UK) and is responsible for Human Resources, Legal & Compliance and Government & Regulatory Affairs. He joined Deutsche Bank in 2000.

Prior to his current role, Dr. Leithner co-headed the Corporate Finance division and was responsible for

Deutsche Bank's local Corporate Finance Country Coverage teams across Europe and Asia as well as for the Global Financial Institutions Group. His previous roles included responsibility for Deutsche Bank's German and European M&A business.

Before joining Deutsche Bank in 2000, Dr. Leithner was a partner at McKinsey & Co. He holds a PhD in Finance from the University of St. Gallen, Switzerland.

Mr. Leithner does not have any external directorships subject to disclosure.

Stuart Wilson Lewis

Year of birth: 1965
First appointed: 2012
Term expires: 2015

Stuart Wilson Lewis became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. He is our Chief Risk Officer. He joined Deutsche Bank in 1996.

Prior to assuming his current role, Mr. Lewis was the Deputy Chief Risk Officer and Chief Risk Officer of the Corporate & Investment Bank of Deutsche Bank from 2010 to 2012. Between 2006 and 2010 he was Chief Credit Officer.

Before joining Deutsche Bank in 1996, he worked at Credit Suisse and Continental Illinois National Bank in London.

He studied at the University of Dundee, where he obtained an LLB (Hons), and he holds an LLM from the London School of Economics. He also attended the College of Law, Guildford.

Mr. Lewis does not have any external directorships subject to disclosure.

Rainer Neske

Year of birth: 1964
First appointed: 2009
Term expires: 2017

Rainer Neske became a member of our Management Board on April 1, 2009. He joined Deutsche Bank in 1990 and in 2000 was appointed member of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. Since 2003 he has been a member of the Group Executive Committee. From 2003 to 2011, Mr. Neske was Spokesman of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. On our Management Board, he is responsible for our Private & Business Clients division.

Mr. Neske studied Computer Science and Business Administration at the University of Karlsruhe and graduated in 1990 with a master's degree in Information Technology.

Mr. Neske does not have any external directorships subject to disclosure.

Henry Ritchotte

Year of birth: 1963
First appointed: 2012
Term expires: 2015

Henry Ritchotte became a member of our Management Board and a member of the Group Executive Committee on June 1, 2012. He is our Chief Operating Officer. He joined Deutsche Bank in 1995.

Prior to assuming his current role, Mr. Ritchotte held the position of Chief Operating Officer for the Corporate & Investment Bank from 2010 to 2012, having previously been COO for the Global Markets division. He played a decisive role in the strategic recalibration and further integration of the Corporate & Investment Bank. His previous roles at Deutsche Bank include serving as Head of Global Markets in Tokyo.

Mr. Ritchotte joined Deutsche Bank in 1995 in fixed income sales after starting his career with Merrill Lynch in New York in 1993.

He holds a Bachelor's degree in History from Haverford College, a Master's degree in East Asian Studies and an MBA from the University of Chicago.

Mr. Ritchotte does not have any external directorships subject to disclosure.

Group Executive Committee

The Group Executive Committee was established in 2002. It comprises the members of the Management Board and senior representatives from the regions, corporate divisions and certain infrastructure functions appointed by the Management Board. The Co-Chairmen of the Management Board, Mr. Fitschen and Mr. Jain, are also the Co-Chairmen of the Group Executive Committee.

The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following tasks and responsibilities:

- Provision of ongoing information to the Management Board on business developments and particular transactions;
- Regular review of our business segments;
- Consultation with and furnishing advice to the Management Board on strategic decisions;
- Preparation of decisions to be made by the Management Board.

Supervisory Board

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. At the proposal of the Chairman's Committee, the Supervisory Board determines the total compensation of the individual members of the Management Board including the main contract elements and reviews it regularly. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Co-Chairmen of the Management Board, and consults with them on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Co-Chairmen of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 of our Articles of Association. The Supervisory Board meets if required without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference. The current version is available on the Deutsche Bank website (www.deutsche-bank.com/corporate-governance).

The members representing our shareholders were elected at the Annual General Meeting on May 29, 2008, except for Ms. Garrett-Cox, who was elected at the Annual General Meeting on May 26, 2011, and Dr. Achleitner, Mr. Löscher and Professor Dr. Trützschler, who were elected at the Annual General Meeting on May 31, 2012. The members elected by employees in Germany were elected on May 8, 2008.

The following table shows information on the current members of our Supervisory Board. The information includes the years in which the members were born, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies' supervisory boards, other nonexecutive directorships and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Paul Achleitner Year of birth: 1956 First elected: 2012 Term expires:2017	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Bayer AG; Daimler AG; RWE AG (until April 18, 2013); Henkel AG & Co. KGaA; (member of the Shareholders' Committee)
Wolfgang Böhr* Year of birth: 1963 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Düsseldorf of Deutsche Bank; member of the General Staff Council of Deutsche Bank; member of the Group Staff Council of Deutsche Bank	Deutscher Bankangestellten Verband (DBV) (Chairman of the Association Council) (since July 2012)
Dr. Karl-Gerhard Eick Year of birth: 1954 Appointed by the court: 2004 Term expires: 2013	Management Consultant, KGE Asset Management Consulting Ltd., London	CORPUS SIREO Holding GmbH & Co. KG (Chairman)
Katherine Garrett-Cox Year of birth: 1967 First elected: 2011 Term expires: 2016	Chief Executive Officer of Alliance Trust Plc, Dundee	Alliance Trust Savings Ltd. (Executive Chairman); Alliance Trust Asset Management Ltd. (Chief Executive)
Alfred Herling* Year of birth: 1952 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Chairman of the General Staff Council of Deutsche Bank; member of the European Staff Council; Chairman of the Group Staff Council of Deutsche Bank	No memberships or directorships subject to disclosure
Prof. Dr. Henning Kagermann Year of birth: 1947 First elected: 2000 Term expires: 2013	President of acatech – German Academy of Science and Engineering, Munich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation; Deutsche Post AG; Wipro Technologies; BMW Bayerische Motoren Werke AG; Franz Haniel & Cie. GmbH (since November 2012)
Martina Klee* Year of birth: 1962 First elected: 2008 Term expires: 2013	Chairperson of the Staff Council GTO Eschborn/Frankfurt of Deutsche Bank; member of the General Staff Council of Deutsche Bank; member of the Group Staff Council of Deutsche Bank: member of the European Staff Council	Sterbekasse für die Angestellten der Deutschen Bank VVa.G.
Suzanne Labarge Year of birth: 1946 First elected: 2008 Term expires: 2013		Coca-Cola Enterprises Inc.; XL Group Plc
Peter Löscher Year of birth: 1957 First elected: 2012 Term expires: 2017	Chairman of the Management Board of Siemens AG, Munich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Thyssen-Bornemisza Group Limited
Henriette Mark* Year of birth: 1957 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank; member of the General Staff Council of Deutsche Bank; member of the Group Staff Council of Deutsche Bank; Chairperson of the European Staff Council	No memberships or directorships subject to disclosure

Member	Principal occupation	Supervisory board memberships and other directorships
Gabriele Platscher* Year of birth: 1957 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank	BVV Versicherungsverein des Bankgewerbes a.G. (Deputy Chairperson); BVV Versorgungskasse des Bankgewerbes e.V. (Deputy Chairperson); BVV Pensionsfonds des Bankgewerbes AG (Deputy Chairperson)
Karin Ruck* Year of birth: 1965 First elected: 2003 Term expires: 2013	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG; Senior Advisor Regional Transformation Region Frankfurt/Hesse-East, Deutsche Bank AG; member of the Combined Staff Council Frankfurt branch of Deutsche Bank	BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BVV Pensionsfonds des Bankgewerbes AG
Rudolf Stockem* Year of birth: 1956 Promoted to the post as Alternate Member: 2012 Term expires: 2013	Trade Union Secretary to ver.di Vereinte Dienstleistungsgesellschaft, Berlin	Generali Holding Deutschland AG, Deutsche Bank Privat- und Geschäftskunden AG
Dr. Johannes Teyssen Year of birth: 1959 First elected: 2008 Term expires: 2013	Chairman of the Management Board of E.ON SE, Düsseldorf	E.ON Energie AG (until June 2012); E.ON Ruhrgas AG (until August 2012); Salzgitter AG
Marlehn Thieme* Year of birth: 1957 First elected: 2008 Term expires: 2013	Director Infrastructure/Regional Management Communications Corporate Citizenship Deutsche Bank AG	No memberships or directorships subject to disclosure
Tilman Todenhöfer Year of birth: 1943 Appointed by the court: 2001 Term expires: 2013	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Internationale Beteiligungen AG (President of the Board of Administration)
Professor Dr. Klaus Rüdiger Trützschler Year of birth: 1948 First elected: 2012 Term expires: 2017		Bilfinger SE (until June 30,2013); Sartorius AG; TAKKT AG (Chairman until January 31, 2013; Deputy Chairman since February 1, 2013); Wuppermann AG (Chairman); Zwiesel Kristallglas AG (Chairman); Wilhelm Werhahn KG
Stefan Viertel* Year of birth: 1964 First elected: 2008 Term expires: 2013	Head of Cash Management Financial Institutions Austria and Hungary, Senior Sales Manager Deutsche Bank AG	No memberships of directorships subject to disclosure
Renate Voigt* Year of birth: 1954 Appointed by the court: 2011 Term expires: 2013	Chairperson of the Combined Staff Council Stuttgart/Esslingen/Heilbronn of Deutsche Bank	No memberships of directorships subject to disclosure
Werner Wenning Year of birth: 1946 First elected: 2008 Term expires: 2013	Chairman of the Supervisory Board of E.ON SE, Düsseldorf Chairman of the Supervisory Board of Bayer AG (since October 1, 2012), Leverkusen	Henkel AG & Co. KGaA (member of the Shareholders' Committee); HDI VVa.G.; Talanx AG; Freudenberg & Co. KG (member of the Shareholders' Committee); Siemens AG (since January 23, 2013)

* Elected by the employees in Germany; Renate Voigt appointed by the court as employee representative.

Dr. Clemens Börsig, Maurice Lévy and Dr. Theo Siegert were shareholder representative members of the Supervisory Board until the conclusion of the Annual General Meeting on May 31, 2012. They were replaced by Dr. Paul Achleitner, Peter Löscher and Professor Dr. Klaus Rüdiger Trützschler. Gerd Herzberg was an employee representative member of the Supervisory Board until May 31, 2012, and was subsequently replaced by substitute member Rudolf Stockem for the remainder of the term of office.

In accordance with the German Banking Act, members of the Supervisory Board must be reliable and have the expertise required to perform their control function and to assess and supervise the businesses the company operates. While taking these requirements into account in accordance with Section 5.4.1 of the German Corporate Governance Code, the Supervisory Board established the following objectives for its composition in October 2010 and amended them in October 2012 and March 2013 based on the updated version of the Code published on May 15, 2012. These objectives have also been incorporated into Section 4 of the Terms of Reference for the Supervisory Board (see: www.deutsche-bank.de/corporate-governance).

The Supervisory Board of Deutsche Bank AG must be composed in such a way that its members as a group possess the knowledge, ability and expert experience to properly complete its tasks. In particular, the Supervisory Board members should have sufficient time to perform their mandates. The composition of the Supervisory Board should ensure the Supervisory Board's qualified control of and advice for the Management Board of an internationally operating, broadly positioned bank and should preserve the reputation of Deutsche Bank Group among the public. In this regard, in particular, attention should be placed on the integrity, personality, willingness to perform, professionalism and independence of the individuals proposed for election. The objective is for the Supervisory Board as a group to have all of the knowledge and experience considered to be essential in consideration of the activities of Deutsche Bank Group.

Furthermore, the Supervisory Board shall have an adequate number of independent members and shall not have more than two former members of the Management Board of Deutsche Bank AG. Under the premise that the performance of the Supervisory Board mandate in itself by the representatives of the employees cannot be reason to doubt fulfillment of the independence criteria according to Section No. 5.4.2, the Supervisory Board shall have a total of at least sixteen members that are independent within the meaning of the Code. In any event, the Supervisory Board shall be composed such that the number of independent members, within the meaning of Code 5.4.2, among the shareholder representatives will be at least six. The members of the Supervisory Board may not exercise functions on a management body of or perform advisory duties at major competitors. Important and not just temporary conflicts of interests shall be avoided. Any member of the Supervisory Board who is a member of the management board of a listed stock corporation shall have no more than three supervisory board mandates outside the group of companies controlled by such stock corporation's dependent companies or mandates in supervisory bodies of companies that have similar requirements. There is a regular maximum age limit of 70. In well-founded, individual cases, a Supervisory Board member may be elected or appointed for a period that extends at the latest until the end of the fourth Ordinary General Meeting that takes place after he or she has reached the age of 70. This age limit was taken into account in the election proposals to the recent General Meetings and shall also be taken into account for the next Supervisory Board elections or subsequent appointments for Supervisory Board positions that become vacant.

The Supervisory Board respects diversity when proposing members for appointment to the Supervisory Board. In light of the international operations of Deutsche Bank, care should be taken that the Supervisory Board has an appropriate number of members with long-term international experience. Currently, the professional careers and private lives of four members of the Supervisory Board are centered outside Germany. Furthermore, all of the shareholder representatives on the Supervisory Board have several years of international experience from their current or former activities as management board members or CEOs of corporations with international operations. In these two ways, the Supervisory Board believes the international activities of the company are sufficiently taken into account. The objective is to retain the currently existing international profile.

For the election proposals to the General Meeting, the Supervisory Board takes care that there is an appropriate consideration of women. Special importance was already attached to this in the selection process for the last Supervisory Board elections in 2008. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women shall be included in the selection process and shall be appropriately considered in the election proposals. In accordance with the fixed targets, and at the proposal of the Supervisory Board, the General Meeting elected Ms. Garrett-Cox to the Supervisory Board at the General Meeting in 2011. Since the Supervisory Board elections in 2003, between 25 % and 40 % of the Supervisory Board members have been women. The Supervisory Board currently counts eight women among its members, which corresponds to 40 %. We shall strive to maintain this number and, as appropriate, to further increase the number of women among the shareholder representatives. It should be taken into account that the Supervisory Board can only influence the composition of the Supervisory Board through its election proposals to the General Meeting (for information on Deutsche Bank's various diversity initiatives, please see the Annual Review 2012, which is available at www.deutsche-bank.com/ir/en/content/reports_2012.htm, and Deutsche Bank's Career Portal on the Internet at www.db.com/careers/index_e.html).

In accordance with Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.

Some members of the Supervisory Board are, or were last year, in high-ranking positions at other companies that Deutsche Bank has business relations with. Business transactions with these companies are conducted under the same conditions as those between unrelated third parties. These transactions, in our opinion, do not affect the independence of the members of the Supervisory Board involved.

Standing Committees

The Supervisory Board has established the following five standing committees. The Report of the Supervisory Board in the Financial Report 2012 provides information on the concrete work of the committees over the preceding year.

Chairman's Committee: The Chairman's Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning. It also submits a proposal to the Supervisory Board for the total remuneration of each members of the Management Board and the compensation system for the Management Board. It is responsible for entering into, amending and terminating the service contracts and other agreements in consideration of the Supervisory Board's sole authority to decide on the remuneration of the members of the Management Board and provides its approval for ancillary activities, honorary offices or special tasks outside of Deutsche Bank Group performed by Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman's Committee held six meetings in 2012.

The current members of the Chairman's Committee are Dr. Paul Achleitner (Chairman) (since May 31, 2012), Alfred Herling, Karin Ruck and Tilman Todenhöfer.

Nomination Committee: The Nomination Committee prepares the Supervisory Board's proposals for the election or appointment of new shareholder representatives to the Supervisory Board. In this context, it is guided by the criteria specified by the Supervisory Board for its composition. The Nomination Committee held three meetings in 2012.

The current members of the Nomination Committee are Dr. Paul Achleitner (Chairman) (since May 31, 2012), Tilman Todenhöfer and Werner Wenning.

Audit Committee: The Audit Committee handles in particular the monitoring of the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit system as well as the external audit including the auditor's independence, additional services provided by the auditor as well as Compliance. It reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It passes the resolution on the compensation paid to the auditor and monitors the auditor's independence, qualifications and efficiency. The Chairman of the Audit Committee, as well as the Chairman of the Supervisory Board, is entitled to obtain information directly from the Head of Compliance. The Audit Committee is responsible for acknowledging communications about significant reductions in the compliance budget and for taking receipt of and handling the report by the Head of Compliance on the appropriateness and effectiveness of the principles, methods and procedures in accordance with Section 33 (1) sentence 2 No. 5 of the German Securities Trading Act (WpHG) (Compliance Report). The Compliance Report is issued at least once a year. The Head of Group Audit regularly reports to the Audit Committee on its ongoing work. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for receiving and handling complaints concerning accounting, internal accounting controls and issues relating to the audit. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (in this context, see also the Principal Accountant Fees and Services section starting on page 434 of the Corporate Governance Statement/Corporate Governance Report). The Audit Committee held seven meetings in 2012.

The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Paul Achleitner (since May 31, 2012), Henriette Mark, Karin Ruck, Marlehn Thieme and Professor Dr. Klaus Rüdiger Trützschler (since May 31, 2012).

Risk Committee: The Risk Committee advises the Supervisory Board on issues related to the actual and future aggregate risk disposition and aggregate risk strategy and supports the Supervisory Board in monitoring the implementation of this strategy by the Management Board. It handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2012.

The current members of the Risk Committee are Dr. Paul Achleitner (Chairman) (since May 31, 2012), Professor Dr. Henning Kagermann and Suzanne Labarge.

In addition to these four committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2012.

The current members of the Mediation Committee are Dr. Paul Achleitner (Chairman) (since May 31, 2012), Wolfgang Böhr, Karin Ruck and Tilman Todenhöfer.

Further details regarding the Chairman's Committee, the Risk Committee, the Audit Committee and the Nomination Committee are regulated in separate Terms of Reference. The current versions are available on our website, along with the Terms of Reference of our Supervisory Board (see: www.deutsche-bank.com/corporate-governance).

Share Plans

For information on our employee share programs, please refer to Note 34 "Employee Benefits" to the Consolidated Financial Statements.

Reporting and Transparency

Directors' Share Ownership

Management Board. For the Directors' Share Ownership of the Management Board, please refer to our detailed Compensation Report in the Management Report.

Supervisory Board. The current members of our Supervisory Board held the following numbers of our shares and share awards under our employee share plans.

Members of the Supervisory Board	Number of shares	Number of share awards
Dr. Paul Achleitner	–	–
Wolfgang Böhr	545	–
Dr. Karl-Gerhard Eick	–	–
Katherine Garrett-Cox	–	–
Alfred Herling	1,090	10
Prof. Dr. Henning Kagermann	–	–
Martina Klee	989	10
Suzanne Labarge	–	–
Peter Löscher	–	–
Henriette Mark	649	10
Gabriele Platscher	901	5
Karin Ruck	165	–
Rudolf Stockem	–	–
Dr. Johannes Teyssen	–	–
Marlehn Thieme	290	10
Tilman Todenhöfer	1,741	–
Prof. Dr. Klaus Rüdiger Trützschler	2,250	–
Stefan Viertel	153	10
Renate Voigt	255	10
Werner Wenning	–	–
Total	9,028	65

The members of the Supervisory Board held 9,028 shares, amounting to less than 0.01 % of our shares as of March 25, 2013.

As listed in the "Number of share awards" column in the table, the members who are employees of Deutsche Bank hold matching awards granted under the Global Share Purchase Plan, which are scheduled to be delivered to them on November 1, 2013.

Related Party Transactions

For information on related party transactions please refer to Note 37 "Related Party Transactions".

Auditing and Controlling

Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Paul Achleitner, Dr. Karl-Gerhard Eick and Professor Dr. Klaus Rüdiger Trützschler, who are members of its Audit Committee, are "audit committee financial experts", as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee financial experts mentioned above are "independent" of us, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and Section 100 (5) of the Stock Corporation Act (AktG). According to Sections 107 (4), 100 (5) of the Stock Corporation Act they are well grounded in the fields of accounting and auditing.

Code of Business Conduct and Ethics

Deutsche Bank's Code of Business Conduct and Ethics describes the values and minimum standards for ethical business conduct that we expect all of our employees to follow. These values and standards govern employee interactions with our clients, competitors, business partners, government and regulatory authorities, and shareholders, as well as with other employees. The Code contains a voluntary commitment from the Management Board and the Group Executive Committee. It reflects our core values and our promise to our stakeholders. In addition, it forms the cornerstone of our policies, which provide guidance on compliance with applicable laws and regulations.

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, we also adopted a Code of Ethics that sets out special obligations for our Senior Financial Officers. Currently at Deutsche Bank these are the Co-Chairmen of the Management Board, the Chief Financial Officer, the Head of Group Accounting as well as members of the Group Finance Committee. In 2012, no complaints were reported to the Corporate Governance Officer regarding the Code of Ethics for Senior Financial Officers.

The current version of Deutsche Bank's Code of Business Conduct and Ethics is available on our website at www.deutsche-bank.com/ir/en/content/code_of_ethics.htm.

Principal Accountant Fees and Services

In accordance with German law, our principal accountant is appointed at our General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such a recommendation. Subsequent to the principal accountant's appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant's independence. KPMG AG Wirtschaftsprüfungsgesellschaft was our principal accountant for the 2011 and 2012 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by KPMG AG Wirtschaftsprüfungsgesellschaft and the worldwide member firms of KPMG International in each of the following categories: (1) audit fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) audit-related fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as audit fees; (3) tax-related fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) all other fees, which are fees for products and services other than Audit fees, Audit-related fees and tax-related fees. These amounts include expenses and exclude value added tax (VAT).

Fee category in € m.	2012	2011
Audit fees	50	54
Audit-related fees	19	12
Tax-related fees	7	7
All other fees	1	3
Total fees[1]	76	76

[1] Totals do not add up due to rounding.

The audit fees figure excludes the audit fees for Postbank and its subsidiaries, as they are currently not audited by KPMG. Audit fees decreased as the number of entities to be audited fell year-on-year. The increase in audit-related fees results from a higher number of Postbank engagements. The audit-related fees include fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. All other fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require that all engagements of our principal accountant be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountant to perform non-audit services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team established and supervised by our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountant, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating to no more than five percent of the total amount of revenues we paid to our principal accountant, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2011 and 2012, the percentage of the total amount of revenues we paid to our principal accountant for non-audit services in each category that was subject to such a waiver was less than 5 % for each year .

Compliance with the German Corporate Governance Code

Declaration pursuant to Section 161 German Stock Corporation Act (AktG) (Declaration of Conformity 2012)

The Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act, last issued by the Supervisory Board and Management Board on October 25, 2011, was reissued at the meeting of the Supervisory Board on October 30, 2012. The Management Board and Supervisory Board stated that Deutsche Bank has complied and will continue to comply with the recommendations of the German Corporate Governance Code in the version dated May 15, 2012, as before, with one exception. The exception involves the recommendation under No. 5.5.3 sentence 1 of the Code on the disclosure of conflicts of interest in the report of the Supervisory Board to the General Meeting. The Declaration of Conformity was qualified in this regard as a precaution due to two non-final judgments of the Higher Regional Court (OLG) Frankfurt.

On March 19, 2013, the Management Board and Supervisory Board further qualified the Declaration of Conformity issued on October 30, 2012, to the effect that, in departure from the recommendation in No. 7.1.2 sentence 4 of the Code, the Consolidated Financial Statements of Deutsche Bank AG for the 2012 financial year would not be publicly accessible within 90 days after the end of the financial year. Deutsche Bank AG postponed the publication of its Annual Report 2012 and Form 20-F until mid-April 2013, after holding its Extraordinary General Meeting on April 11, 2013. The background to this is a ruling on December 18, 2012, of the Frankfurt am Main District Court, as the court of first instance, which, among other things, declared void the resolution adopted by the General Meeting of Deutsche Bank AG on May 31, 2012, to appoint KPMG Aktiengesellschaft Wirtschaftsprüfungsgesell¬schaft, Berlin, the auditor of the annual and consolidated financial statements for the 2012 financial year. While Deutsche Bank AG has filed motions to appeal the ruling, it has decided that in order to exclude risks regarding the validity of the Annual Financial Statements as far as possible, the appointment of the auditor of the annual and consolidated financial statements should first be confirmed by the Extraordinary General Meeting on April 11, 2013, before the auditor's report is issued and before publication of the financial statements.

The adjusted Declaration of Conformity 2012 is as follows:

— 1. "The last Declaration of Conformity was issued on October 25, 2011. Since then, Deutsche Bank AG has complied with the recommendations of the "Government Commission on the Corporate Governance Code" in the code version dated May 26, 2010, published in the Federal Gazette (Bundesanzeiger) on July 2, 2010, although one exception was stated as a precautionary measure regarding No. 5.5.3 sentence 1, which addresses the disclosure of conflicts of interest in the report of the Supervisory Board to the General Meeting, as our approach according to two non-final judgments of the Higher Regional Court (OLG) Frankfurt am Main does not fulfill the recommendation in No. 5.5.3 sentence 1. We consider the requirements from No. 5.5.3 sentence 1 to be limited by the confidentiality obligation pursuant to Sections 93 and 116 Stock Corporation Act and, in departure from the Higher Regional Court (OLG) Frankfurt am Main, therefore see no basis for expanding the scope of the information.
— 2. On May 15, 2012, the "Government Commission on the German Corporate Governance Code" submitted a new version of the Code, which was published in the Federal Gazette (Bundesanzeiger) on June 15, 2012. Deutsche Bank has also complied with the new version, as stated in 1. above, with the exception of the revised No. 5.4.1. Owing to the new recommendation concerning the objectives for the composition of the Supervisory Board, following the required in-depth discussion of the matter at the Supervisory Board meeting on October 30, 2012, specific objectives were approved with regard to the number of independent Supervisory Board members within the meaning of No. 5.4.2.
— 3. Since October 30, 2012, Deutsche Bank AG has complied with the recommendations of the "Government Commission on the German Corporate Governance Code" in the code version dated May 15, 2012, although one exception was stated as a precautionary measure regarding No. 5.5.3 sentence 1 based on the reason stated in 1. above as we intended to maintain the practice we considered appropriate in light of our circumstances.

— 4. As of today, Deutsche Bank AG complies with the recommendations of the "Government Commission on the German Corporate Governance Code" in the code version dated May 15, 2012, with the following exceptions:
  — One exception is stated as a precautionary measure regarding No. 5.5.3 sentence 1 based on the reason stated in 1. above as we intend to maintain the practice we consider appropriate in light of our circumstances.
  — On December 18, 2012, the Regional Court (Landgericht) of Frankfurt am Main, as the court of first instance, ruled that the resolution of the General Meeting on May 31, 2012, on the appointment of KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, as the auditor of the annual financial statements and as the auditor of the consolidated financial statements for the 2012 financial year is void. Deutsche Bank AG has appealed this decision, but in order to exclude risks to the largest extent possible concerning the effectiveness of the annual financial statements, the annual financial statements are to be certified only once the appointment of the auditor has been confirmed by the resolution of the Extraordinary General Meeting convened for April 11, 2013. In deviation from the recommendation in Section 7.1.2 sentence 4, Deutsche Bank AG will therefore not make its consolidated financial statements publicly accessible within 90 days of the end of the financial year. Deutsche Bank AG has postponed the publication of its Annual Report 2012 and Form 20-F until mid-April 2013, following the Extraordinary General Meeting on April 11, 2013."

The adjusted Declaration of Conformity 2012 and all of the previous versions of the Declaration of Conformity are published on Deutsche Bank's website at www.deutsche-bank.com/corporate-governance, where a copy of the German Corporate Governance Code is also available.

No. 5.4.3 of the German Corporate Governance Code recommends that applications for judicial appointment of Supervisory Board members be limited in time until the next General Meeting. The "Government Commission of the German Corporate Governance Code" confirmed in writing that this recommendation applies only to shareholder representatives elected by the General Meeting. It is only these representatives whose appointment can be confirmed by election at the General Meeting and who can be substituted by another member elected by the General Meeting. Hence, this point does not apply to employee representatives appointed to the Supervisory Board. Subsequently, the Register Court appointed Ms. Renate Voigt employee representative on November 30, 2011 until the end of the term of the Supervisory Board.

Statement on the Suggestions of the German Corporate Governance Code

Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated May 15, 2012, with the following exceptions:

— The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.3). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for non-participants in forming an opinion can no longer be expected thereafter.
— Our broadcast of the General Meeting through the Internet (Code No. 2.3.4) covers the opening of the General Meeting by the Chairman and the report of the Management Board. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.

05 -

Supplementary Information

Management Board

Dr. Josef Ackermann
Chairman
until May 31, 2012

Dr. Hugo Bänziger
until May 31, 2012

Jürgen Fitschen
Co-Chairman since May 31, 2012

Anshuman Jain
Co-Chairman since May 31, 2012

Stefan Krause

Dr. Stephan Leithner
since June 1, 2012

Stuart Wilson Lewis
since June 1, 2012

Hermann-Josef Lamberti
until May 31, 2012

Rainer Neske

Henry Ritchotte
since June 1, 2012

Supervisory Board

Dr. Paul Achleitner
– Chairman
since May 31, 2012
Munich

Dr. Clemens Börsig
– Chairman
until May 31, 2012
Frankfurt am Main

Karin Ruck*
– Deputy Chairperson
Deutsche Bank AG,
Bad Soden am Taunus

Wolfgang Böhr*
Deutsche Bank AG,
Dusseldorf

Dr. Karl-Gerhard Eick
KGE Asset Management
Consulting Ltd.,
London

Katherine Garrett-Cox
Chief Executive Officer of
Alliance Trust Plc,
Brechin, Angus

Alfred Herling*
Deutsche Bank AG,
Wuppertal

Gerd Herzberg*
until May 31, 2012
Hamburg

Prof. Dr. Henning Kagermann
President of acatech – German
Academy of Science and Engineering,
Königs Wusterhausen

Martina Klee*
Deutsche Bank AG,
Frankfurt am Main

Suzanne Labarge
Toronto

Maurice Lévy
until May 31, 2012
Chairman and Chief Executive
Officer of Publicis Groupe S.A.,
Paris

Peter Löscher
since May 31, 2012
Chairman of the Management
Board of Siemens AG,
Munich

Henriette Mark*
Deutsche Bank AG,
Munich

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Dr. Theo Siegert
until May 31, 2012
Managing Partner of
de Haen Carstanjen & Söhne,
Dusseldorf

Rudolf Stockem*
since June 1, 2012
Trade Union Secretary of ver.di –
Vereinte Dienstleistungsgesellschaft,
Aachen

Dr. Johannes Teyssen
Chairman of the
Management Board of E.ON SE,
Dusseldorf

Marlehn Thieme*
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of Robert Bosch
Industrietreuhand KG,
Madrid

Prof. Dr. Klaus Rüdiger Trützschler
since May 31, 2012
Essen

Stefan Viertel*
Deutsche Bank AG,
Bad Soden am Taunus

Renate Voigt*
Deutsche Bank AG,
Stuttgart

Werner Wenning
Chairman of the Supervisory Board of
E.ON SE,
Chairman of the Supervisory Board of
Bayer AG since October 1, 2012,
Leverkusen

*Elected by the employees in Germany;
Renate Voigt appointed by the court as
employee representative.

Committees

Chairman's Committee
Dr. Paul Achleitner
since May 31, 2012
– Chairman

Dr. Clemens Börsig
until May 31, 2012
– Chairman

Alfred Herling*

Karin Ruck*

Tilman Todenhöfer

Mediation Committee
Dr. Paul Achleitner
since May 31, 2012
– Chairman

Dr. Clemens Börsig
until May 31, 2012
– Chairman

Wolfgang Böhr*

Karin Ruck*

Tilman Todenhöfer

Audit Committee
Dr. Karl-Gerhard Eick
– Chairman

Dr. Paul Achleitner
since May 31, 2012

Dr. Clemens Börsig
until May 31, 2012

Henriette Mark*

Karin Ruck*

Dr. Theo Siegert
until May 31, 2012

Marlehn Thieme*

Prof. Dr. Klaus Rüdiger Trützschler
since May 31, 2012

Risk Committee

Dr. Paul Achleitner
since May 31, 2012
– Chairman

Dr. Clemens Börsig
until May 31, 2012
– Chairman

Prof. Dr. Henning Kagermann

Suzanne Labarge

Dr. Theo Siegert
until May 31, 2012
– substitute member

Nomination Committee
Dr. Paul Achleitner
since May 31, 2012
– Chairman

Dr. Clemens Börsig
until May 31, 2012
– Chairman

Tilman Todenhöfer

Werner Wenning

*Elected by the employees in Germany.

Advisory Boards

The Advisory Boards are published on Deutsche Bank's website at www.db.com/advisory-boards

Group Five-Year Record

Balance Sheet in € m.	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Total assets	2,012,329	2,164,103	1,905,630	1,500,664	2,202,423
Loans	397,279	412,514	407,729	258,105	269,281
Total liabilities[1]	1,957,919	2,109,443	1,855,262	1,462,695	2,170,509
Total shareholders' equity[1]	54,003	53,390	48,819	36,647	30,703
Noncontrolling interests	407	1,270	1,549	1,322	1,211
Tier 1 capital[2]	50,483	49,047	42,565	34,406	31,094
Total regulatory capital[2]	57,015	55,226	48,688	37,929	37,396

Income Statement in € m.	2012	2011	2010	2009	2008
Net interest income	15,891	17,445	15,583	12,459	12,453
Provision for credit losses	1,721	1,839	1,274	2,630	1,076
Commissions and fee income	11,510	11,544	10,669	8,911	9,741
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,599	3,058	3,354	7,109	(9,992)
Other noninterest income (loss)	741	1,181	(1,039)	(527)	1,411
Total noninterest income	17,850	15,783	12,984	15,493	1,160
Compensation and benefits	13,526	13,135	12,671	11,310	9,606
General and administrative expenses	15,016	12,657	10,133	8,402	8,339
Policyholder benefits and claims	414	207	485	542	(252)
Impairment of intangible assets	1,886	–	29	(134)	585
Restructuring activities	394	–	–	–	–
Total noninterest expenses	31,236	25,999	23,318	20,120	18,278
Income (loss) before income taxes	784	5,390	3,975	5,202	(5,741)
Income tax expense (benefit)	493	1,064	1,645	244	(1,845)
Net income (loss)	291	4,326	2,330	4,958	(3,896)
Net income (loss) attributable to noncontrolling interests	54	194	20	(15)	(61)
Net income (loss) attributable to Deutsche Bank shareholders	237	4,132	2,310	4,973	(3,835)

Key figures	2012	2011	2010	2009	2008
Basic earnings per share[3]	€ 0.25	€ 4.45	€ 3.07	€ 7.21	(€ 6.87)
Diluted earnings per share[3]	€ 0.25	€ 4.30	€ 2.92	€ 6.94	(€ 6.87)
Dividends paid per share in period	€ 0.75	€ 0.75	€ 0.75	€ 0.50	€ 4.50
Return on average shareholders' equity (post-tax)	0.4 %	8.2 %	5.5 %	14.6 %	(11.1) %
Pre-tax return on average shareholders' equity	1.3 %	10.2 %	9.5 %	15.3 %	(16.5) %
Cost/income ratio	92.6 %	78.2 %	81.6 %	72.0 %	134.3 %
Core Tier 1 capital ratio[2]	11.4 %	9.5 %	8.7 %	8.7 %	7.0 %
Tier 1 capital ratio[2]	15.1 %	12.9 %	12.3 %	12.6 %	10.1 %
Total capital ratio[2]	17.1 %	14.5 %	14.1 %	13.9 %	12.2 %
Employees (full-time equivalent)[4]	98,219	100,996	102,062	77,053	80,456

1 The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
2 Figures presented for 2012 and 2011 are based on the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as "Basel 2.5", as implemented in the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). Figures presented for 2010, 2009 and 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 ("Basel 2") as adopted into German law by the German Banking Act and the Solvency Regulation. The capital ratios relate the respective capital to risk-weighted assets for credit, market and operational risk. Excludes transitional items pursuant to Section 64h (3) of the German Banking Act.
3 The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.
4 Deutsche Postbank aligned its FTE definition to Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated).

Declaration of Backing

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH, Frankfurt am Main

Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

DEUTSCHE BANK A.Ş., Istanbul

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank (China) Co., Ltd., Beijing

Deutsche Bank Europe GmbH, Frankfurt am Main

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska Spólka Akcyjna, Warsaw

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, Sao Paulo

Deutsche Bank, Sociedad Anónima Española, Madrid

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) SA, Geneva

Deutsche Bank Trust Company Americas, New York

Deutsche Futures Singapore Pte Ltd, Singapore

Deutsche Holdings (Malta) Ltd., St. Julians

Deutsche Morgan Grenfell Group Public Limited Company, London

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Limited, Hong Kong

DWS Holding & Service GmbH, Frankfurt am Main

DWS Investment GmbH, Frankfurt am Main

DWS Investment S.A., Luxembourg

Public joint-stock company "Deutsche Bank DBU", Kiev

OOO "Deutsche Bank", Moscow

Impressum / Publications

Deutsche Bank Aktiengesellschaft
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60262 Frankfurt am Main
Germany
Telephone: +49 69 9 10 00
deutsche.bank@db.com

Investor Relations:
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Publications relating to our financial reporting

Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2012 and Financial Report 2012.

- Annual Review 2012 (German and English)
- Financial Report 2012 (German and English)
- Corporate Responsibility Report 2012 (German and English)
- Annual Financial Statements and Management Report of Deutsche Bank AG 2012 (German and English)
- List of Advisory Council Members (German)

How to order:
E-Mail – Internet
service-center@bertelsmann.de
www.db.com/12

Fax
+49 18 05 07 08 08

Phone
+49 18 05 80 22 00

Mail
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Bestellservice Deutsche Bank
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Online
All publications relating to our financial reporting are available at:
www.db.com/12

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of April 15, 2013 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

2013

April 30, 2013
Interim Report as of March 31, 2013

May 23, 2013
Annual General Meeting in the Festhalle
Frankfurt am Main (Exhibition Center)

May 24, 2013
Dividend payment

July 30, 2013
Interim Report as of June 30, 2013

October 29, 2013
Interim Report as of September 30, 2013

2014

January 29, 2014
Preliminary results for the 2013 financial year

March 20, 2014
Annual Report 2013 and Form 20-F

April 29, 2014
Interim Report as of March 31, 2014

May 22, 2014
Annual General Meeting in the Festhalle
Frankfurt am Main (Exhibition Center)

May 23, 2014
Dividend payment

July 29, 2014
Interim Report as of June 30, 2014

October 29, 2014
Interim Report as of September 30, 2014

The cover photo shows Alexandra Annecke in Frankfurt, where she was photographed for the Annual Review 2012. She is a Fund Manager at Union Investment. More information on our annual reporting and statements made by representatives of our stakeholders can be found under www.db.com/12.